Form 20-F
period 2025-12-31
Grupo Cibest S.A.
filed 2026-04-08
CIK 2058897

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 2026
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___________ to ___________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ___________

Commission file number: 001-32535
GRUPO CIBEST S.A.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Republic of Colombia
(Jurisdiction of incorporation or organization)
Carrera 48 # 26-85, Avenida Los Industriales
Medellín, Colombia
(Address of principal executive offices)
Catalina Tobón Rivera, Investor Relations Director
Tel. +57 6014885950, e-mail: ctobon@grupocibest.com.co
Carrera 11 # 91-42 – Edificio FIC 9211, Bogotá, Colombia
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares	CIB	New York Stock Exchange
Preferred Shares		New York Stock Exchange*
______________________________________________________________
*Grupo Cibest’s Preferred Shares are not listed for trading directly, but only in connection with its American Depositary Shares, which are evidenced by American Depositary Receipts, each representing four Preferred Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not applicable
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	509,103,132
Preferred Shares	444,111,532
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☐No ☒
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐
				Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS.)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐ No ☐

EXPLANATORY NOTE

On May 16th 2025, Bancolombia announced that it had successfully completed the procedures aimed at enhancing the corporate structure of Bancolombia and its subsidiaries ('Grupo Bancolombia'). These procedures included the establishment of a new holding company for Grupo Bancolombia named Grupo Cibest and the execution of a series of related corporate transactions (the 'Corporate Structure Changes').

As part of the Corporate Structure Changes, Bancolombia’s shareholders (excluding Grupo Cibest) became shareholders of Grupo Cibest. Grupo Cibest issued, on their behalf, the same number and class of shares (Common Shares and Preferred Shares with no voting rights), under the same terms and conditions as those previously held in Bancolombia. This ensured that shareholders maintained the same ownership percentage they previously held in Bancolombia. In turn, their shares in Bancolombia (excluding those held by Grupo Cibest) were cancelled. Holders of Bancolombia American Depositary Receipts received equivalent ADRs of Grupo Cibest. Trading on Grupo Cibest shares began on May 19 2025.

Following the Corporate Structure Changes, Grupo Cibest became the parent, or holding company, of all financial entities and other companies that were part of Grupo Bancolombia, including Bancolombia, and became a successor issuer to Bancolombia under the Exchange Act with respect to the Grupo Cibest ADSs, and to disclose certain other matters.

Cibest Corporate Group's business and operations after the Corporate Structure Changes are identical to those of Bancolombia and its subsidiaries immediately prior to the restructuring. Thus, unless otherwise expressly stated, all historical financial data included in this annual report for periods prior to May 16, 2025, reflects Bancolombia and its subsidiaries on a consolidated basis.

Bancolombia remains Grupo Cibest's largest operating subsidiary as of the date of this report, comprising 74.84% of total consolidated net income from continuing operations for Cibest Corporate Group, and 67.76% of Assets.

CERTAIN DEFINED TERMS
Unless otherwise specified or if the context so requires, in this annual report:
Entities
'Bam' - Banco Agromercantil de Guatemala S.A., a banking institution organized under the laws of the Republic of Guatemala, and its subsidiaries on a consolidated basis.
'Banagrícola' - Banagrícola S.A., a Panamanian company that is the parent company of Banco Agrícola S.A., and its consolidated subsidiaries.
'Bancoagrícola' - Banco Agrícola S.A., an El Salvador bank and its subsidiaries on a consolidated basis.
'Bancolombia' - Bancolombia S.A., a Colombian bank.
'Bancolombia's Financial Subsidiaries' - Banca de Inversión Bancolombia S.A., Fiduciaria Bancolombia S.A. and Valores Bancolombia S.A.
'Banca de Inversión Bancolombia' - Banca de Inversión Bancolombia S.A. Corporación Financiera, a Colombian investment banking subsidiary.
'Bancolombia Panamá' - Bancolombia Panamá S.A., a Panamanian subsidiary that provides banking services to non-Panamanian customers.
'Bancolombia Puerto Rico' - Bancolombia Puerto Rico Internacional Inc., a Puerto Rican subsidiary that provides banking services to customers who reside outside Puerto Rico.
'Banistmo' - Banistmo S.A., a Panamanian bank, and its subsidiaries on a consolidated basis, which constitutes a discontinued operation following the execution of a sale agreement. See "Agreement for the Sale of Banistmo" for further information regarding the sale of Banistmo.
'Cibest Capital' - Cibest Capital Holdings USA LLC, a U.S. brokerage and asset management company.
'Cibest Corporate Group', 'we', 'us' and 'our' - Grupo Cibest S.A. and its subsidiaries.
'Cibest Panamá Assets' - Cibest Panamá Assets S.A., a Panamanian subsidiary wholly owned by Grupo Cibest.
'Fiduciaria Bancolombia' - Fiduciaria Bancolombia S.A. Sociedad Fiduciaria, a Colombian trust and fund management subsidiary.
'Foreign Banks' - Bam, Banistmo and Bancoagrícola.
'Foreign Subsidiaries' - Grupo Cibest's foreign subsidiaries.
'Grupo Agromercantil' 'GAH' - Grupo Agromercantil Holding S.A., a Panamanian company and the parent company of Bam.
'Grupo Cibest' - Grupo Cibest S.A., a Colombian company.
'Nequi' - a 100% digital business line with a strong focus on financial inclusion, that operates under Bancolombia's license.
'Renting Colombia' - Renting Colombia S.A.S., a Colombian lease and fleet management subsidiary.
'Valores Bancolombia' - Valores Bancolombia S.A. Comisionista de Bolsa, a securities broker and the Colombian parent of brokerage and asset management company Cibest Capital Holdings USA LLC.
'Wenia' - Wenia Ltd., a Bermudian subsidiary, that allows individuals to buy, convert, receive, send and sell digital assets.
'Wompi' - Wompi S.A.S., a Colombian subsidiary and a payment platform.

Other Terms

'ADR program' - Grupo Cibest’s established framework to issue American Depositary Receipts (ADRs) representing American Depositary Shares (ADS) in the United States.
'ADSs' - Grupo Cibest’s American Depositary Shares (one ADS represents four Preferred Shares).
'Annual Report' - this annual report on Form 20-F.
'ATM' - automated teller machine.
'Board of Directors,' 'the Board' - the board of directors of Grupo Cibest.
'Central Bank' - Banco de la República, the central bank of Colombia.
'Consolidated Financial Statements' - our audited consolidated financial statements for fiscal years 2025, 2024 and 2023. Our fiscal year ends on December 31.
'DTF' - Depósitos a Término Fijo, the commercial interest rate for 90-day deposits in Colombia.
'ESG' - the Environmental, Social and Governance criteria.
'Grupo Sura' - Grupo de Inversiones Suramericana S.A., a Colombian holding company of the Sura‑Bancolombia Financial Conglomerate.
'IASB' - International Accounting Standards Board.
'IFRS' - International Financial Reporting Standards issued by the IASB.
'IFRS - IC' - International Financial Reporting Interpretations Committee.
'IRS' - U.S. Internal Revenue Service.
'NYSE' - New York Stock Exchange.
'OCI' - Other Comprehensive Income.
'Peso', 'pesos' or 'COP' - the Colombian peso.
'Preferred Shares' and 'Common Shares' - Grupo Cibest's outstanding, fully paid-in preferred and common shares ("acciones con dividendo preferencial sin derecho a voto" and "acciones ordinarias," respectively).
'Representative Market Rate' - Tasa Representativa del Mercado, the U.S. dollar market rate certified by Colombia's SFC.
'SEC' - the U.S. Securities and Exchange Commission.
'SMEs' - Small and Medium Enterprises.
'SMMLV' - Salario Mínimo Mensual Legal Vigente, the effective legal minimum monthly salary in Colombia. In 2025, the SMMLV in Colombia was COP 1,423,500.
'SOX' - refers to the U.S. Sarbanes-Oxley Act of 2002, as amended.
'Financial Superintendency' or 'SFC' - Superintendencia Financiera de Colombia, the Finance and Public Credit Ministry agency that exercises the inspection, oversight, and control over persons who engage in financial, securities, insurance activities, and any other activities related to the management, use, or investment of funds collected from the public.

'Superintendency of Industry and Commerce' or 'SIC' - Superintendencia de Industria y Comercio de Colombia, an agency of the Ministry of Commerce, Industry and Tourism that regulates competition in the financial services and other industries.
'Support Committees' - Committees composed of Board members, established to assist the Board of Directors in developing and strengthening its responsibilities and competencies.
'U.S.' or 'United States' - the United States of America.
'USD' - U.S. dollar.
'UVR' - Unidades de Valor Real, a Central Bank inflation-adjusted index used for pricing home mortgage loans.
Cautionary note regarding forward-looking statements
This Annual Report contains statements that may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control.
The words 'anticipate,' 'believe,' 'estimate,' 'expect,' 'intend,' 'plan,' 'predict,' 'target,' 'forecast,' 'guideline,' 'should,' 'project' and similar words and expressions are intended to identify forward-looking statements. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in or implied by these forward-looking statements.
Information regarding important factors that could cause actual results to differ, perhaps materially, from those in our forward-looking statements appears in a number of places in this Annual Report, including in Item 3 Key Information, Section D, Risk Factors and Item 5 Operating and Financial Review and Prospects.
These factors include, but are not limited to:
(1) Changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the other countries where we operate, taking into account
(a) The potential for slower economic growth, inflation, currency depreciation and political instability
(b) Changes to regulations, fiscal policy, government aid to sectors where we offer services, among other government decisions, could affect our financial situation.
(2) Changes in capital markets or in markets in general that may affect policies, overall liquidity or attitudes towards lending
(3) Unanticipated increases in financing and other costs, or the inability to obtain additional debt or equity financing on attractive terms
(4) Prolonged inflation, or changes in foreign exchange rates, interest rates or unemployment rates
(5) Sovereign risks
(6) Liquidity risks
(7) Increases in delinquencies by our borrowers
(8) Lack of acceptance of new products or services by our target customers
(9) Competition in the banking, financial services, credit card services, insurance, asset management or remittances businesses or other industries in which we operate
(10) Adverse determination of legal or regulatory disputes or proceedings and the consequences thereof

(11) Changes in official policies, regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in other jurisdictions where we do business
(12) Factors specific to us, including changes to the estimates and assumptions underlying our financial statements; our success in identifying risks (such as the incidence of loan delinquencies) and managing risks; an inability to achieve our financial and capital targets, which may result in failure to achieve the expected benefits of our strategies; a reduction in our credit ratings, which would decrease our funding availability
(13) Failure to achieve regulatory stress testing
(14) Changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including cyberattack threats, which may impact our ability to serve clients
(15) Failure to attract, hire or retain key talent
Forward-looking statements apply only as of the date they are made and are subject to change, and, except as required by law, we do not intend, and do not assume any obligation, to update these forward-looking statements in light of new information or future events arising after the date of this Annual Report.

PART I
ITEM 1      Identity of Directors, Senior Management and Advisers
Not applicable.
ITEM 2      Offer Statistics and Expected Timetable
Not applicable.
ITEM 3      Key Information
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.

Presentation of certain financial and other information
Accounting Principles
The Consolidated Financial Statements for the years ended December 31, 2025 and 2024, and our Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023, and related notes included in this Annual Report have been prepared in accordance with IFRS as issued by the IASB as well as the interpretations issued by the IFRS-IC. All data included in this report has been prepared in accordance with IFRS as issued by the IASB, except for the data included in Item 4. B.7 Competition, which has been prepared in accordance with the local generally accepted accounting practices of each subsidiary.
Our Consolidated Financial Statements include entities that we control, directly or indirectly. See Item 4. Information on the Company – C. Organizational Structure for a summary of the organizational structure of Cibest Corporate Group and certain subsidiaries involved in financial or capital markets.
Currencies
Our Consolidated Financial Statements are presented in Colombian pesos, which is our functional currency and the presentation currency for the Consolidated Financial Statements. The Consolidated Financial Statements and amounts as of December 31, 2025 and 2024, and for the three fiscal years ended December 31, 2025, 2024 and 2023, contained in this Annual Report are expressed in millions or billions of pesos (where indicated), except earnings per share, diluted earnings per share and the exchange rate, which are stated in units of Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.
This Annual Report translates certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, the exchange rate used in this Annual Report is indicated in Note 2.D Material Accounting Policies, section 1. Functional currency, transactions and balances in foreign currency.
Rounding Discrepancies
Certain monetary amounts, percentages and other figures included in this Annual Report have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
Websites
We maintain a website at http://www.grupocibest.com/. In addition, certain of our subsidiaries referred to in this Annual Report maintain separate websites. For example, Bancolombia maintains a website at https://www.grupobancolombia.com/Bancoagrícola and Bam maintain websites at http://www.bancoagricola.com/ and https://www.bam.com.gt/, respectively. Information included on or accessible through our website or the website of any of the subsidiaries is not incorporated into this Annual Report or the filing. All references in this Annual Report to these and other websites are inactive textual references to these URLs, or 'uniform resource locators', and are for reference only.
D.Risk Factors

Investors should consider the following risks and uncertainties along with the other factors presented in this Annual Report when evaluating the report's forward-looking statements, any document incorporated by reference, our future public filings or press releases, or future oral statements made by us, our officers or other people acting on our behalf.

If any of the following risks occur, our business, operating results and financial condition, as well as our ability to raise capital and access funding, could be materially and adversely affected, and, we could suffer possible reputational damage. These risk factors should not be considered a complete list, and the headings below do not indicate that a given risk applies only to the heading under which it is located.

Summary of Risk Factors

Risk factors relating to Colombia and other countries where we operate
•Changes in economic and political conditions in the countries where we operate, may adversely affect our financial condition and operating results.
•The countries where we operate are vulnerable to external effects, such as economic difficulties experienced by major regional trading partners or general contagion from economic or geopolitical shocks, which could have a material adverse effect on economic growth in these countries and their ability to service their public debt.
•Colombia and El Salvador have experienced several periods of violence and instability that could affect those economies and our business.
•Any additional taxes resulting from changes to tax regulations or the interpretations of tax regulations in the countries where we operate could adversely affect our results.
•Allegations of corruption against the governments, politicians and the private sector in the countries where we operate could create economic and political uncertainty and could expose us to additional credit risk.
Risk factors relating to our subsidiaries' business and the banking industry
•We are subject to credit risk, and estimating our exposure involves economic projections and financial estimates and availability, quality and timeliness of information may affect our exposure to credit risk.
•We are subject to risks from concentration in our loan portfolio. Problems with one or more of our largest borrowers may adversely affect our financial condition and operating results.
•The value of our loan collateral may be insufficient to cover the outstanding principal and interest. In addition, we may be unable to realize the full value of the collateral in the event of default.
•Downgrades in our or our subsidiaries' credit ratings would increase our cost of borrowing funds and make it more difficult for us or our subsidiaries to raise new funds, attract deposits or renew maturing debt.
•Changes in banking regulations in Colombia and in other jurisdictions where we operate could adversely affect our results.
•Our operating results are sensitive to fluctuations in interest rates.
•We are subject to market risk and the income from our proprietary trading activities is highly volatile.
•We have significant exposure to sovereign risk, especially in Colombia, the United States, El Salvador, Guatemala and Panama. Our results could be adversely affected by decreases in the value of our sovereign debt instruments.
•We are subject to credit, market, liquidity and operational risks associated with other banking businesses, including securities investments and derivatives transactions.
•We are subject to regulatory inspections, examinations, inquiries and audits in Colombia and in other countries where we operate. Any sanctions, fines and other penalties resulting from such inspections, examinations, inquiries or audits could materially and adversely affect our business, financial condition, operating results and reputation.
•We are subject to the U.S. Foreign Account Tax Compliance Act of 2010 and the OECD’s Automatic Exchange of Information - Common Reporting Standard (CRS).
•The tax haven regulations in the countries where we operate could adversely affect our business and financial results.
•Our financial results may be negatively affected by changes to accounting standards.
•We face risks relating to regulatory compliance in general and, in particular, with respect to laws relating to anticompetitive practices, consumer protection and protection of personal data.
•Future restrictions on interest rates or banking fees could negatively affect our profitability.
•Our results could be adversely affected by high levels of inflation.
•Our activities may be interrupted or affected by external factors, such as climate change and its effect on weather and natural disasters.
•We are exposed to environmental, social, governance and sustainability risks that could affect our financial condition and operating results.
•Our ability to attract and retain specialized talent, and the lack of professional training in the areas where we operate, could affect our business objectives, operating results and financial condition.
•We may be exposed to increased costs and liabilities in the event of the failure of our service providers to perform their obligations under key services contracts.
•Our businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the effectiveness of our risk management, reputation and internal control system as well as our financial condition and operating results.
•Risks relating to the use of quantitative models and information may adversely impact our business strategies and results.
•We are subject to a wide range of information security and cybersecurity incidents that can have a material adverse effect on our business.
•Acquisitions and strategic alliances may not perform as expected or may disrupt our operations and adversely affect our profitability.

•We are subject to increasing competition in the rapidly evolving financial services industry, and may face challenges in the adoption of emerging technologies, such as artificial intelligence, which could result in competitive disadvantage and may adversely affect our operating results.
•We are subject to operational risks and losses.
•Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill.
•Digital misinformation could adversely affect our reputation as well as our operating and financial results.
•Our policies and procedures may not be able to detect money laundering, terrorism financing, corruption or other illegal or improper activities fully or on a timely basis.

Risk factors relating to our financial holding company structure

•We may not succeed in implementing our strategy to take advantage of, or we may fail to realize the anticipated benefits of, our financial holding company structure.
•As a holding company, Grupo Cibest depends on limited forms of funding to fund its operations.

Risk factors relating to Grupo Cibest’s Preferred Shares and ADSs
•Preemptive rights may not be available to holders of ADRs evidencing ADSs.
•Exchange rate fluctuations may adversely affect the Colombian economy, the market price of Grupo Cibest’s ADSs, and the dividends payable to holders of Grupo Cibest’s ADSs.
•Grupo Cibest’s Preferred Shares have limited voting rights.
•Holders of Grupo Cibest’s ADSs may encounter difficulties in the exercise of dividend and voting rights.
•Relative illiquidity of the Colombian securities markets may impair the ability of an ADS holder to sell Preferred Shares.
•Changes in Colombia’s tax regime may affect the tax treatment of ADSs.
Risk factors relating to Colombia and other countries where we operate
Changes in economic and political conditions in the countries where we operate, may adversely affect our financial condition and operating results.
Our financial condition, operating results and asset quality depend on the macroeconomic and political conditions in Colombia, El Salvador, Guatemala and Panama. An economic slowdown or contraction, inflation, shifts in economic policy, or changes in judicial interpretation of exchange controls could affect the overall business climate and negatively impact our financial performance and results. Other risk factors in these countries include currency depreciation, interest rate fluctuation, changes in taxation and banking laws and regulations, and other political or economic developments.

The governments of Colombia, El Salvador, Guatemala and Panama have historically exercised substantial influence on their economies and may, in the future, take steps that could affect our businesses and operating results, market conditions and the prices and rates of return on securities issued by local issuers (including Grupo Cibest's securities). Potential changes in laws, public policies and regulations could create instability in these countries and their respective markets. Future developments in government policies could negatively affect our business, financial and commercial condition, as well as the market value of Grupo Cibest's securities.

It is likely that these risks will become more significant in the coming years, due to election 'pendulum swings,' political polarization, increasing global tensions, international conflicts, dissatisfaction with government and growing social discontent. This combination of factors could lead to greater instability and political risks in the medium term than in the recent past.

Colombia

In Colombia, significant uncertainty remains with respect to the GDP outlook, reflecting, among other factors, the outcome of the March 2026 congressional elections and upcoming presidential elections in May 2026. Inflation could prove more persistent than anticipated due to a 23% increase in the minimum wage, indexation effects, supply-side shocks, or external pressures. In response to inflationary pressures and economic performance, the Central Bank increased its benchmark monetary policy rate by 100 basis points to 10.25% in January 2026, reversing its prior policy of maintaining lower interest rates. Further tightening of monetary policy, or the persistence of elevated interest rates, could adversely affect economic activity, borrowing costs and financial conditions. Additionally, measures taken by the Colombian government under the declaration of an economic emergency, along with reforms in sectors such as labor, healthcare, and public services, will continue to introduce uncertainty for the private sector, potentially adversely impacting business and consumer confidence.

Concerns over fiscal sustainability and potential disruptions in capital markets may further dampen investment dynamics, posing downside risks to GDP growth.

A sustained decline in private investment to an almost two-decade low poses a risk to Colombia's long-term economic growth, which in turn could undermine future fiscal revenue expansion and compromise fiscal consolidation efforts. In 2025, two credit rating agencies that rate Colombia's sovereign debt downgraded Colombia's long-term foreign currency rating to BB rating (non-investment grade) which highlights these challenges, emphasizing the persistent high cost to the government of its debt interest payments, elevated fiscal deficits, and Colombia's continued reliance on commodities.

As Colombia approaches the end of the current government term and the start of electoral campaigns, additional regulatory initiatives are expected. Some of these measures could conflict with Colombia's existing constitutional and legal framework, creating regulatory uncertainty and potential impacts on legal stability in certain sectors, including financial services. Even initiatives presented as temporary could result in adverse financial effects.
El Salvador

El Salvador faces multiple economic risks, including a slowdown in growth from 2.8% in 2025 to approximately 2.5% in 2026 due to weaker external demand, amid stable global growth and persistent international trade tariff tensions. Inflationary pressures could resurface, driven by adverse weather conditions and potential fuel price increases under the U.S. administration. The country’s high reliance on remittances (23% of GDP) makes El Salvador vulnerable to shifts in U.S. immigration policy, while the current account deficit, which fell from 1.9% in 2024 to 1.2% in 2025 but is projected to widen again to 1.5% of GDP in 2026, and limited access to capital markets pose external financing challenges.

El Salvador continues to face medium-term challenges with its public finances, and the fiscal outlook is uncertain. While government action and an agreement with the International Monetary Fund (IMF) provided some fiscal relief and reduced the risks of sovereign default, public spending remains high, and the fiscal deficit stood at around 3.0% of GDP in 2025. This fiscal uncertainty has reduced El Salvador’s access to capital markets, making it dependent on capital flows from multilateral organizations and other countries. Adding to this pressure is the country’s B‑ credit rating, which reflects persistent concerns over fiscal and debt sustainability. Achieving long-term fiscal sustainability is El Salvador's biggest economic challenge, and while the government has made efforts to reduce debt, the fiscal deficit is expected to remain high in the medium term.

Guatemala

Guatemala faces structural risks due to its high dependence on remittances, more than 90% of which come from the United States. While the economy’s recent performance (3.8% GDP growth in 2025) has been moderately better than expected, driven by strong remittance flows, changes in U.S. migration policies could negatively impact remittances going forward. A weakening of the U.S. labor market or a potential slowdown of the U.S. economy could also negatively affect Guatemala’s GDP for 2026, as could the effects of protectionist measures by the U.S. on Guatemalan exports and foreign investment.

Panama

Tensions between China and the United States, as well as conflicts in Ukraine and in the Middle East, including the recent military action in Iran by the United States and Israel, may adversely impact global trade and flow through the Panama Canal in the medium term, posing a significant risk to Panama’s economy. This risk is heightened by the stance of the U.S. administration on China, which could lead to trade restrictions or geopolitical tensions that further reduce transit through the canal.

In the short term, uncertainty persists over the closure of the Cobre Panamá copper mine, which halted copper exports in November 2023, leading to an increase in the trade deficit that was only partially offset by growth in service exports. In addition, despite President José Raúl Mulino’s commitment to fiscal consolidation, progress may be constrained by weak tax revenues and structural rigidity in public spending.

The countries where we operate are vulnerable to external effects, such as economic difficulties experienced by major regional trading partners or general contagion from economic or geopolitical shocks, which could have a material adverse effect on economic growth in these countries and their ability to service their public debt.
A significant decline in economic growth or a sustained economic downturn in the regional trading partners of Colombia, El Salvador, Guatemala or Panama could have a material adverse impact on foreign trade, remittance flows, and foreign direct investment in the four countries and a decrease in their economic growth. Similarly, lower growth in countries with close economic ties, such as the European Union, the United States, China and other Latin American countries in the case of Colombia, and the United States and the European Union in the case of Guatemala, El Salvador and Panama, could also have a material adverse impact.

Additionally, any deterioration in the economic and political conditions of neighboring countries could adversely affect the economies of Colombia, El Salvador, Guatemala and Panama, and cause instability and disrupt their commercial or diplomatic relationships. Any future tensions could lead to political and economic uncertainty, instability, market volatility, low confidence levels and heightened risk aversion among investors and market participants, which could adversely affect economic activity in any of those countries.

In a global context, on April 2, 2025, U.S. President Donald Trump announced new tariffs on imports into the United States. These tariffs include a 'baseline' tariff of 10% on imports from many countries, including Colombia. More recently, in February 2026, the U.S. Supreme Court held that certain tariffs imposed under the International Emergency Economic Powers Act (IEEPA) were beyond the President's statutory authority, vacating significant components of the tariff regime and reinforcing that tariff-setting power resides with Congress. While the decision has limited the legal basis for the broad emergency tariffs originally imposed, legal and policy uncertainty remains as the U.S. administration has signaled its intentions to pursue alternative statutory authorities to re-impose or raise global tariffs to 15% and may enact across-the-board levies under other provisions of U.S. trade law.

The imposition of these tariffs may have significant adverse effects on global trade, which could have a material adverse effect on Colombia's economy, trade balance, and key industries, including its banking industry. Because a significant portion of Colombia's exports are directed to the United States, it is vulnerable to changes in U.S. trade policy. Higher tariffs could reduce demand for Colombia's goods in the United States, disrupt supply chains, and lead to job losses in affected industries. Additionally, retaliatory measures by other nations could exacerbate economic uncertainty, impacting investor confidence and foreign direct investment, and countries facing even higher tariff rates could decide to sell excess products into the Colombian market, adversely affecting Colombian producers. The tariffs may also contribute to global trade tensions and volatility in currency markets, which could put pressure on exchange rates and inflation.

See "Risk factors relating to Colombia and other countries where we operate - Changes in economic and political conditions in the countries where we operate, may adversely affect our financial condition and operating results."

Recent global geopolitical fragmentation has led to decreased capital flows to emerging economies and heightened volatility in commodity prices, particularly oil. Inflation trends have already been affected, especially in El Salvador, Guatemala and Panama, and this effect may persist. In addition, the escalation of geopolitical tensions, including the conflict between Russia and Ukraine and the frictions in the Middle East, including the recent military action in Iran by the U.S. and Israel, and growing disputes between China and the U.S. could further disrupt global trade, continue to generate uncertainty and volatility in international markets. In addition, Panama Ports Company has started international arbitration proceedings against Panama after Panama’s Supreme Court annulled its licenses to operate two Panama Canal ports. These developments may lead to restrictions on commodity supplies, driving up energy and food prices. Tighter monetary policies and financial conditions could weigh on global economic growth. Higher interest rates may also trigger capital outflows, leading to depreciation of currencies such as the Colombian peso and the Guatemalan quetzal, increased domestic interest rates and renewed inflationary pressures.

In addition, ongoing political and economic instability in Venezuela continues to pose additional regional risks, potentially amplifying volatility and affecting economic conditions across neighboring markets. On January 3, 2026, the United States conducted a military intervention in Venezuela, and captured Nicolas Maduro. While the impact of these developments in Venezuela remains to be seen as of the date of this Annual Report, their effects could result in additional uncertainty, which could have a negative impact on Colombia's economy, including fluctuations in oil prices, potential regime transition volatility, civil unrest, and a further breakdown of the rule of law. A worsening of this crisis could trigger unprecedented migration flows into Colombia, straining local public infrastructure and labor markets, while simultaneously escalating cross-border security threats from non-state armed groups. These factors may result in supply chain disruptions, increased operational costs, and heightened currency volatility, all of which could materially and adversely affect our financial condition and operating results.

The expectation of global economic slowdown and the possibility of persistently high interest rates could create periods of volatility and risk aversion. This environment would exacerbate financial stress, particularly in emerging economies, which remain highly sensitive to capital flows. It is reasonable to expect that public debt service payments will remain historically high. The combination of low economic growth and high interest rates represents a short-term risk, particularly in Colombia and El Salvador, where the main challenge will be managing public finances and generating enough tax revenue to meet spending goals in 2026 and beyond.

Events in markets where we do not operate may also affect us, for example by causing international investors to have an increased risk perception of the entire region or class of investment, which could negatively affect market prices and liquidity of securities issued or held by Grupo Cibest.

These factors could have a material adverse impact on economic growth and fiscal stability in the countries where we operate, and could negatively affect our business, financial and commercial condition, as well as the market value of Grupo Cibest's securities.

Colombia and El Salvador have experienced several periods of violence and instability that could affect those economies and our business.
Colombia has experienced periods of criminal violence over the past five decades, primarily due to the activities of guerilla groups and drug cartels. In recent years, the security situation has deteriorated, with rising violence linked to criminal organizations and armed groups. The government has lost control over certain territories, and coca cultivation areas have expanded significantly, while efforts at eradication have decreased. The government has implemented a peace treaty with the Revolutionary Armed Forces of Colombia (FARC), while negotiations with several other rebel groups are stalled. If there is an escalation of violence or drug-related crime, it could lead to a downgrade of sovereign ratings, higher funding costs, lower foreign investment and economic slowdown.

In El Salvador, rising violence led the Legislative Assembly to adopt exceptional measures on March 27, 2022, granting certain powers to the Executive Branch and suspending four constitutional guarantees. The suspension of these constitutional guarantees has been extended 48 times, with the most recent extension lasting from February 1, 2025, to March 31, 2026.

Any additional taxes resulting from changes to tax regulations or the interpretations of tax regulations in the countries where we operate could adversely affect our results.
Uncertainty related to tax legislation represents a constant risk for us. Changes in legislation, regulation, and developments resulting from judicial decisions, could affect our tax burden by increasing tax rates and fees, creating new taxes, limiting deductions and exemptions, and eliminating incentives and untaxed income. We do not take aggressive positions on tax law interpretation. However, the national or local tax authorities could apply tax law in a way that we do not expect, which could result in tax audits, litigation and associated costs, and could negatively affect our results.
Allegations of corruption against the governments, politicians and the private sector in the countries where we operate could create economic and political uncertainty and could expose us to additional credit risk.
Allegations of corruption against the governments, politicians and the private sector in the countries where we operate could create economic and political uncertainty. For example, findings, convictions or allegations of illicit conduct, including by government officials, could have adverse effects on the political and economic stability of the countries where we operate.
Investigations, public allegations, and restrictive measures adopted by foreign authorities, including agencies such as the Office of Foreign Assets Control (OFAC) of the United States Department of the Treasury, against high-ranking government officials, their relatives, or close associates may increase political and legal volatility in the countries where we operate. In October 2025, the President of Colombia, Gustavo Francisco Petro Urrego was included in the Specially Designated Nationals List (SDN List) under Executive Order 14059, together with members of his immediate family and a close associate. These measures, which result in the blocking of assets under U.S. jurisdictions and the prohibition of transactions with designated persons or entities, may negatively impact the institutional stability of Colombia, perception of country risk and our business by depressing business volumes or reducing our ability to recover amounts we have lent to persons or projects involved in illicit or allegedly illicit conduct.
Risk factors relating to our subsidiaries' business and the banking industry
We are subject to credit risk, and estimating our exposure involves economic projections and financial estimates and availability, quality and timeliness of information may affect our exposure to credit risk.
Several of our products expose us to credit risk. These products include loans, financial leases, guarantees, financial derivatives and lending commitments. We establish credit risk reserves and determine expected credit loss based on established methodologies that incorporate economic projections, available borrower information, and estimates of borrower repayment capacity. Although our risk rating systems are designed to appropriately reflect credit exposure and are supported by internal controls and governance mechanisms intended to ensure data quality, model performance and process integrity, these methodologies may be subject to variations as a result of availability, quality, and/or timeliness of the information used, which may, in turn, influence decision-making. In addition, third-party infrastructure limitations may affect the timeliness or accuracy of our identification of changes to the risk profile of certain clients, which may increase our exposure to credit risk.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, our financial condition and results may be materially and adversely affected. The amount of our non-performing loans could increase in the future as a result of factors beyond our control, such as changes in the payment capacity of our borrowers, increases in inflation or interest rates, the impact of macroeconomic trends and political events, climate change or events affecting specific industries, affecting Colombia and other jurisdictions in which we operate. Any of these developments could have a negative effect on the quality of our loan portfolio, requiring us to increase provisions for loan losses resulting in reduced profits or in losses.
We are subject to risks from concentration in our loan portfolio. Problems with one or more of our largest borrowers may adversely affect our financial condition and operating results.

As of December 31, 2025, the aggregate outstanding principal amount of Grupo Cibest’s 20 largest economic groups, on a consolidated basis, represented 119.4% of Grupo Cibest’s Tier 1 Capital and 18.0% of the total loan portfolio. The largest individual exposure accounted for 2.1% of our loan portfolio. Problems with one or more of our largest borrowers could materially and adversely affect our operating results and financial position.

The value of our loan collateral may be insufficient to cover the outstanding principal and interest. In addition, we may be unable to realize the full value of the collateral in the event of default.
Our loan collateral primarily includes real estate, owned assets used for financial leasing transactions and other assets that are located primarily in Colombia, El Salvador, Guatemala and Panama, the value of which may significantly fluctuate or decline due to factors beyond our control. These can include market factors, environmental risks, macroeconomic factors and political events affecting the local economy. In addition, we may face difficulties in enforcing our rights as a secured creditor. Delays, procedural problems and local protectionism may make foreclosures and enforcement of judgments difficult. Any decline in the value of the collateral securing our loans may result in a reduction in the recovery from collateral realization and may have an adverse impact on our operating results and financial condition.
Downgrades in our or our subsidiaries' credit ratings would increase our cost of borrowing funds and make it more difficult for us or our subsidiaries to raise new funds, attract deposits or renew maturing debt.
Our and our subsidiaries' credit ratings are an important component of our liquidity profile. Our ability to successfully compete in the banking industry depends on our and our subsidiaries' credit ratings. A downgrade in our, or in any of our subsidiaries' credit ratings would increase the cost of raising funds, potentially result in additional collateral requirements and reduce demand for our securities among institutional investors. Our ability to renew maturing debt could become restricted and the terms for such renewal could become more expensive. Our lenders and counterparties in derivative transactions are also sensitive to the risk of a credit rating downgrade. A downgrade in our or our subsidiaries' credit ratings could negatively affect market perceptions of our financial strength and reduce our ability to attract deposits. This, in turn, could weaken our competitive position in attracting deposits and originating loans.

On December 16, 2025, Fitch downgraded Colombia's long-term foreign currency rating from BB+ to BB and revised the outlook from negative to stable. Similarly, in June 2025, Standard & Poor's downgraded Colombia's long‑term foreign currency rating from BB+ to BB and maintained a negative outlook, while Moody's downgraded the sovereign rating from Baa2 to Baa3 and changed the outlook to stable. Both agencies pointed to persistent fiscal deterioration, higher debt and interest burdens, and a challenging policy environment as key drivers.

In line with the sovereign ratings, the agencies revised Colombian banks' credit ratings in 2025. Fitch affirmed the BB+ ratings of Bancolombia and Grupo Cibest throughout the year but reduced their outlooks to negative in March, and returned them to stable in December, leaving both entities rated above the sovereign's BB level. S&P lowered the ratings of both Bancolombia and Grupo Cibest following its sovereign downgrade, in line with its practice of not rating Colombian financial institutions above the foreign currency sovereign. Moody's downgraded Bancolombia's long-term deposit and counterparty ratings in June 2025 in response to the sovereign downgrade, while it left Grupo Cibest's ratings unchanged.

Changes in banking regulations in Colombia and in other jurisdictions where we operate could adversely affect our results.
Banking laws and regulations, or their official interpretation in Colombia and other jurisdictions in which we operate, have a material effect on our business and operations. Banking laws and regulations may change frequently, and changes may be adopted, enforced or interpreted in a manner that may have an adverse effect on our business.
In Colombia, Decree 1474 of December 2025, issued under the economic emergency declared by Decree 1390 of 2025, introduced an additional 15% income tax surcharge applicable to financial institutions, increasing the aggregate corporate income tax burden to 50% for fiscal year 2026. The decree also established new taxes applicable to the oil and gas and mining sectors, increased wealth tax rates, and raised Value‑Added Tax (VAT) rates for certain goods, including alcoholic beverages and tobacco products. However, the economic emergency decree (Decree 1390 of 2025), which provided the Government with temporary legislative powers to enact these measures, has been provisionally suspended by the Colombian Constitutional Court as part of the automatic judicial review applicable to emergency legislation. As a result, Decree 1474 of 2025 is currently not producing legal effects, pending a final decision by the Constitutional Court on the constitutionality of the emergency declaration and the related implementing measures.

Decree 150 of February 2026, which is also subject to judicial review by the Colombian Constitutional Court, declared a new state of economic, social and ecological emergency in certain regions of the country and empowered the Government to adopt extraordinary and temporary measures to address the impacts of an exceptional rainy season affecting eight departments. The emergency framework authorizes the issuance of legislative decrees that include, among others, adjustments to wealth tax rates, the implementation of credit relief and guarantee programs, modifications to the operation of mandatory investment schemes, the reinstatement of certain VAT measures previously introduced under Decree 1474 of 2025, and the establishment of new credit‑related mechanisms aimed at facilitating credit origination and providing financial relief in the affected regions.

Additionally, while the Constitutional Court has not yet completed the judicial review of the pension reform approved in 2024 in Colombia, if this law is enacted, it would redirect a substantial share of mandatory contributions from private pension funds to the public pillar administered by Colpensiones. As private pension funds are the largest institutional investors in Colombia, this reallocation would significantly reduce the assets under their management and, consequently, their participation in the local capital markets, which may result in risks to financial stability and funding sources for the capital markets where we participate.
The Ministry of Finance submitted for public comment a decree on the mandatory open finance system in Colombia. This decree will establish an open data framework in accordance with Law 2294 of 2023 (National Development Plan) and may result in regulatory arbitrage against banking institutions, which would be required to share their data with other financial institutions. As a result, banks would be placed at a competitive disadvantage, as they would not be able to access or benefit from the data of other financial institutions during the initial phase in which only their own data must be disclosed.
Resolution 10 of 2025 issued by the National Commission for Agricultural Credit (CNCA) in Colombia, introduces new specific requirements for the substitutive agricultural investments that banks may use in place of the mandatory investments. These changes could increase the proportion of the agricultural credit portfolio allocated to mandatory investments, which generally yield lower returns.
In 2025, the government launched a public initiative to modify how financial services are provided through local banking correspondents, a channel that has supported financial inclusion and access to products and services in Colombia for over two decades, where Bancolombia has maintained nationwide leadership. This initiative could lead to a new regulatory framework that may require a reassessment of the operating and financial model used by Bancolombia.
Our operating results are sensitive to fluctuations in interest rates.
We hold a substantial portfolio, including loans, deposits, securities, bonds, long-term debt and short-term borrowings and derivatives such as swaps that have both fixed and floating interest rates. Therefore, changes in interest rates could adversely affect our net interest margins, the value of the debt instruments, as well as the profitability of the funds under our management, leading to client outflows and a reduction in our fee income, which could negatively impact our operating results; additionally it could reduce the market value of our debt instruments, leading to smaller gains or larger losses on these investments (a 100 basis point increase in interest rates could reduce the market value of the debt instruments by approximately 1.3%). Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets.

On the other hand, cuts in interest rates may cause margin compression and lower net interest income, as we usually hold more assets than liabilities at variable rates. Typically, in a declining interest rate environment, prepayment activity tends to increase, reducing the weighted average maturity of our interest-earning assets and adversely affecting our operating results.

Prepayment risk also has a significant adverse impact on our earnings from credit card and collateralized mortgage obligations, as prepayments could shorten the weighted average life of these assets, which may result in funding mismatches or in reinvestment of the prepayment proceeds at lower yields. In addition, these risks could materially affect our own portfolio as well as those managed by us on behalf of third parties. Consequently, any withdrawals of third-party assets could negatively impact our asset management revenues and related income streams.

We are subject to market risk and the income from our proprietary trading activities is highly volatile.
We are directly and indirectly affected by changes in market conditions. Market risk, or the risk of losses in positions arising from movements in market prices, is inherent in the products and instruments associated with our operations, including securities, bonds, proprietary trading in assets and liabilities, and derivatives, among others. Changes in market conditions that may affect our financial condition and operating results include fluctuations in interest rates, currency exchange rates, securities prices, and changes in the implied volatility of interest rates and foreign currency exchange rates, among others.

We derive a portion of our profits from our proprietary trading activities. Income from this activity is highly volatile and depends on numerous factors beyond our control, such as the general market environment, overall market trading activity, interest rate levels, fluctuations in exchange rates, oil prices and general market volatility. A significant decline in our trading income, or the occurrence of a trading loss, could adversely affect our operating results and financial position. Therefore, we continuously monitor the level of risk and the sensitivity of portfolio value to possible changes in interest rates. As of December 2025, the modified duration of our sovereign debt proprietary trading portfolio, subject to change in interest rate, was 1.3, reflecting a moderate level of sensitivity in the value of the bonds to changes in interest rates.
We have significant exposure to sovereign risk, especially in Colombia, the United States, El Salvador, Guatemala and Panama. Our results could be adversely affected by decreases in the value of our sovereign debt instruments.
Our debt portfolio is primarily composed of sovereign debt securities. Therefore, our results are exposed to credit, market, and liquidity risk associated with sovereign debt and, in particular, risk associated with securities issued or guaranteed by the Colombian Government. As of December 31, 2025, our total debt instruments represented 10.28% of our total assets, and the securities issued by the governments of Colombia, the United States, Panama, Guatemala, and El Salvador represented 39.56%, 18.39%, 5.89%, 5.46%, and 4.19% respectively, of our total debt instruments. A significant decline in the value of these securities could affect our debt instruments portfolio and, consequently, our operating results and financial position.

In addition, during the past year, sovereign risk associated with securities issued or guaranteed by the government of Colombia has increased. The 5-year credit default swap (CDS), credit derivative contracts that allow investors to hedge against credit risk on a company, a country or another entity, showed an increase during 2025 due to political uncertainty as well as fiscal challenges in Colombia.

We are subject to credit, market, liquidity and operational risks associated with other banking businesses, including securities investments and derivatives transactions.

We are exposed to credit risk arising from other banking businesses, including investing in securities, entering into derivative contracts under which counterparties have obligations to make payments to us, and executing securities or currency trades from our proprietary trading desk that fail to settle at the required time due to non-delivery by the counterparty or system failures by clearing agents, exchanges, clearing houses, or other financial intermediaries. A significant increase in exposure to any of these risks, or a significant decline in the credit quality or the insolvency of any of the counterparties, could materially and adversely affect our operating results and financial position.

We engage in derivative transactions both for hedging purposes on our own account and on behalf of our customers. These transactions expose us to a variety of risks, including market risk and liquidity risk (due to the difficulty in closing out a trade prior to maturity if bid-ask spreads are too large, representing a significant cost). They also expose us to operational risk, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of a counterparty to meet its obligations). Furthermore, the market practice and documentation for derivative transactions is less developed in the jurisdictions where we operate compared to other more economically developed countries, and the court systems in these jurisdictions have limited experience in dealing with issues related to derivative transactions. As a result, there are increased operating and structural risks associated with derivatives transactions in these jurisdictions.

In addition, the execution and performance of derivatives transactions depend on our ability to develop adequate control and administrative systems, and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyze and report these derivative transactions depends, to a great extent, on our information technology systems. These factors may further increase the risks associated with these transactions and could materially and adversely affect our operating results and financial position.

We are subject to regulatory inspections, examinations, inquiries and audits in Colombia and in other countries where we operate. Any sanctions, fines and other penalties resulting from such inspections, examinations, inquiries or audits could materially and adversely affect our business, financial condition, operating results and reputation.
We are subject to comprehensive regulation and supervision by the financial authorities of Colombia, El Salvador, Guatemala, Panama and other jurisdictions where we do business. These authorities have broad powers to adopt regulations or impose other requirements that could affect or restrict our capitalization, organization and operations. These include the imposition of anti-money laundering measures and the authority to regulate the terms and conditions under which we can extend credit. In the event of noncompliance with applicable regulations, we could face fines, sanctions or the revocation of licenses or permits to operate our business.
In Colombia, for instance, if Bancolombia encounters significant financial problems or becomes insolvent or in danger of becoming insolvent, banking authorities would have the power to take over Bancolombia's management and operations. Any sanctions, fines or other penalties resulting from noncompliance with regulations in Colombia, El Salvador, Guatemala, Panama and other jurisdictions where we operate could materially and adversely affect our business, financial condition, operating results and reputation.
We are subject to the U.S. Foreign Account Tax Compliance Act of 2010 and the OECD’s Automatic Exchange of Information - Common Reporting Standard (CRS).
Bancolombia, Bam, Bancoagrícola and Banistmo are considered foreign financial institutions (FFIs) under the Foreign Account Tax Compliance Act of 2010 (FATCA) (See Item 4. Information on the Company – B. Business Overview – B.8. Supervision and Regulation – International regulations applicable). Additionally, Bancolombia and Banistmo are subject to reporting obligations derived from the Common Reporting Standard (CRS) Multilateral Competent Authority Agreement (MCAA) developed by the OECD.
However, if these entities fail to comply with these requirements, they may be subject to withholding under FATCA or other penalties that tax authorities may impose according to their domestic regulations. Such withholding or penalties could adversely affect our operating results and financial condition. In addition, compliance with the provisions of the intergovernmental agreements (IGA), FFI agreements entered into with the IRS, the CRS-MCAA, domestic laws or any other regulations enforced in the relevant jurisdictions may increase our compliance costs.

The tax haven regulations in the countries where we operate could adversely affect our business and financial results.
As a result of the tax haven regulation adopted in Colombia and El Salvador, our clients who are residents of territories designated as tax havens may face:
(i) Higher withholding tax rates on interest and dividends, mainly derived from investments in the securities market.
(ii) Requests by the tax authorities for the disclosure of additional information for transactions with related companies.
(iii) Increased probability of tax audits.
Furthermore, Bancolombia, Bancolombia's Financial Subsidiaries and Banagrícola may face non-deductibility of payments made to such residents or entities, unless the required tax amount has been withheld.

Any of these conditions could negatively affect our operations by increasing costs, reducing our client returns and increasing administrative burdens, impacting our profitability and relationships with clients operating in these territories.

Our financial results may be negatively affected by changes to accounting standards.
Our financial statements are prepared in accordance with the IFRS, issued by the IASB, as well as the interpretations issued by the IFRS-IC. Changes to the IFRS or its interpretations may cause our future reported results and financial position to differ from current expectations. Such changes may also affect our regulatory capital and financial ratios. Our management monitors potential accounting changes and, when possible, determines their potential impact, disclosing significant future changes in our consolidated financial statements that are expected to result from those changes. For further information about developments in financial accounting and reporting standards, see Note 2.F. Material accounting policies. – Recently issued accounting pronouncements.
We face risks relating to regulatory compliance in general and, in particular, with respect to laws relating to anticompetitive practices, consumer protection and protection of personal data.
We are subject to compliance with laws and regulations with respect to anticompetitive practices, merger control, unfair competition provisions, personal data protection and cybersecurity requirements. While we have a unit responsible for overseeing the implementation of new regulations using a risk-based approach and have developed a comprehensive data protection program to attempt to ensure compliance with personal data law, noncompliance with these laws and regulations may result in significant sanctions. We may not be able to prevent all risks associated with regulatory compliance or detect all instances of noncompliance, which could result in substantial fines and penalties, or operational restrictions, adversely affecting our operating results and damaging our reputation.
Additionally, due to the nature of their financial activities, Bancolombia’s Financial Subsidiaries, Bancoagrícola, Bam and Banistmo, remain exposed to consumer protection risks under local regulatory frameworks, and noncompliance with these regulations may result in significant sanctions for those entities.

Future restrictions on interest rates or banking fees could negatively affect our profitability.
In the past, regulators in the jurisdictions where we operate have considered legislative and regulatory initiatives regarding limits on interest rates and banking fees. Although most such initiatives have not been adopted, there may be renewed attempts to impose or strengthen ongoing restrictions on interest rates or banking fees in the future. If we are prohibited or otherwise limited (including by limits on pricing) from continuing to charge our clients for certain products or services, including specified types of transactions, or from imposing charges for products or services that might be introduced in the future, our operating results and financial condition could be adversely affected.
Our results could be adversely affected by high levels of inflation.
High inflation increases the cost of funding and credit risk, while it slows the pace of loan origination and reduces the market value of our debt instruments. Inflation that is higher than the nominal interest rate can discourage savings and increase uncertainty and risk in the loan and stock markets. In Colombia, annual inflation began to decline gradually in the second quarter of 2023, dropping from 9.3% in 2023 to 5.2% in 2024, and further to 5.1% by the end of 2025. There are risks it could rebound toward levels closer to 6.0% in 2026. This level remains above the medium-term target of 3% set by the Central Bank.

There are persistent risks indicating that inflation may accelerate further, driven by the 23% minimum wage increase and upward pressures on certain regulated goods and services, such as tolls. It is reasonable to expect that credit portfolio demand will remain moderate, partly due to a potential increase in interest rates by the Central Bank. In contrast, the inflationary challenge that began in 2022 has been largely addressed in El Salvador, Guatemala and Panama, and inflation in these countries has remained stable compared to 2024. CPI inflation went from 0.3% at the end of 2024 to 0.91% at the end of 2025 in El Salvador, while remaining stable at 1.7% in Guatemala and at -0.2% in Panama at the end of 2025.

Therefore, 2026 could be a challenging year for financial intermediation operations, due to inflationary risk that will continue to be more pronounced in Colombia compared to other major economies in Latin America, the United States and the European Union.

Our activities may be interrupted or affected by external factors, such as climate change and its effect on weather and natural disasters.

In the past decade, the “El Niño” and “La Niña” have intensified, increasing the risk of extreme climate events, such as floods, landslides, wildfires, droughts, increased temperature and rising sea and river levels, among others, as well as related water scarcity, which may affect our infrastructure and business operations.

The “El Niño” phenomenon is characterized by: (i) the lack of rainfall, which may drastically decrease surface waterbodies flows, affecting both freshwater use and wastewater discharges because of the reduction on dilution potential of receiving waterbodies, (ii) increased temperatures, which causes heat waves and could have a direct impact on the health of our workers and cause an increase in epidemics and diseases, and (iii) potential negative impact on energy supply due to the decrease in the level of the rivers that feed the hydroelectric generation system of the country. In addition to the “El Niño” climate phenomenon, some basins in Colombia may be affected by seasonal variability in some periods of the year (normally January to March - June to July), which could reduce water flows, affecting freshwater withdrawals and surface discharges, as mentioned previously. Furthermore, the “La Niña” climate phenomenon is characterized by increased rainfall, which can generate frequent landslides and flooding, which may cause infrastructure loses.

The physical risks of climate change for some of our clients are compounded by their dependence on natural resources, exposure to biodiversity loss, impacts on critical ecosystems, and deforestation. Serious climate events or natural or manmade disasters could result in unanticipated problems that could have a material adverse effect on our and our client’s abilities to conduct business in the affected regions, particularly if those problems affect its computer-based data processing, transmission, storage and retrieval systems and destroy data.

In addition, if a significant number of our and our client’s employees and managers become unavailable due to such an event or disaster, our and our client’s ability to effectively conduct business could be severely compromised. Our inability to manage the risks related to such events or disasters could negatively impact the value of our and our clients’ assets, including our buildings, branches and ATMs. With respect to our clients, these risks could negatively affect their financial health, operational results, cash flows, and ultimately, their ability to meet payment obligations.

We are exposed to environmental, social, governance and sustainability risks that could affect our financial condition and operating results.
Companies in the financial sector are facing significant scrutiny from a wide range of stakeholders on social, environmental, governance and sustainability issues, including climate change and diversity. This includes the role of financial institutions in providing financing to sustainability projects, in supporting sustainable business practices, and in assessing and managing nonfinancial and emerging risks including those associated with environmental and social factors. Moreover, our customers, investors, regulators, employees and other stakeholders have differing requirements, expectations, demands and perspectives on these topics, which are continuing to evolve and diverge. We may not be able to meet the differing requirements, expectations and demands of all of our stakeholders, which could harm our reputation, subject us to legal and operational risks, impact customer demand, and adversely affect our financial condition and operating results.

Additionally, the regulatory environment in the jurisdictions where we operate has become more complex due to the adoption of new laws, regulations and policies that often diverge from, or conflict with each other. These developments coupled with the accelerated pace of regulatory change, increases the risks, complexity and cost of compliance. Even though we strive to monitor and update policies, processes, and reporting systems to comply with the evolving requirements and to mitigate regulatory and reputational risks, we note that our failure to comply with any applicable requirement or with regulatory expectations in any jurisdiction in which we operate, even if based on good-faith interpretations, can result in sanctions, fines, liability, reputational damage, and significant operational costs.

For example, in Colombia, we are required to meet sustainability-related regulatory requirements, particularly those established in External Circular 031 of 2021 and External Circular 005 of 2024, issued by the SFC. External Circular 031 requires financial institutions to disclose climate-related financial risks and their potential impact, in line with the Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosures (TCFD) frameworks, while Circular 005 focuses on the management and disclosure of environmental, social, governance and sustainability risks arising from exposure to investment portfolios managed by third parties, where we may have limited control over investment decisions but may still face financial, regulatory or reputational risks. Similarly, NPR-53 applies in El Salvador, Agreement 11-2022 in Panama, and Law 68-86 in Guatemala, each with specific obligations for ESG risk management. Conversely, in the U.S. and other jurisdictions, there has been an increase in regulatory scrutiny on corporate and diversity related initiatives, which has led and is likely to continue to lead to new laws, regulations and policies seeking to limit, discourage or prohibit such initiatives.

Our ability to attract and retain specialized talent, and the lack of professional training in the areas where we operate, could affect our business objectives, operating results and financial condition.

Our constantly evolving business model requires talent with creativity, innovation and flexibility to keep up with technological advances and the growing demand for new products and services. The skills of our employees, the competitiveness and talent of our team, and the management of our culture and work processes are essential for our long-term success.

Since our strategic objectives depend largely on our human capital, any shortfall in skills, whether due to the difficulty in attracting and retaining highly qualified professionals, the lack of professional training in the areas where we operate, or the loss of key employees, could translate into reduced efficiency and a limited capacity to adapt quickly to market changes.

In this regard, financial holding companies and institutions, including Grupo Cibest, face challenges identifying and retaining workers for positions that require highly developed and specialized knowledge.

We may be exposed to increased costs and liabilities in the event of the failure of our service providers to perform their obligations under key services contracts.
We enter into contracts with third parties who provide certain key services that are essential to the evolution of our business. These services include core banking services, online banking platforms, data and payment processing services, clearing and settlement services, software for processing credit and debit card transactions and technological infrastructure, among others. Our primary risk with service providers stems from potential operational disruptions, failures, or capacity limitations arising from our reliance on these external providers for critical components of our systems.

In October 2025, a third-party service provider experienced a disruption in a region where certain of Bancolombia’s services are hosted. The disruption resulted from a failure in the provider’s internal systems responsible for coordinating information across services and led to delays and connectivity issues. As a result, more than 100 of Bancolombia’s digital services were impacted, including payments, collections, and transfers. In the same month, Bancolombia also experienced a general interruption in the connectivity of one if its data centers caused by a software error in the equipment responsible for managing the data center’s network, which simultaneously affected certain of Bancolombia’s digital and physical services. In February 2026, Bancolombia experienced a service interruption during a planned migration of certain services from its principal data center to an alternate data center. Issues with the replication of information between the two data centers and a subsequent failure at the principal data center, related to an authorization system component operated by a third-party provider, resulted in the intermittent or complete unavailability of certain physical and digital banking services, including payment, transfer and digital banking platforms, for approximately two days. The disruption limited customers’ ability to carry out certain transactions and access banking services and resulted in a significant volume of customer complaints during the period of service interruption.

While we conduct due diligence before engaging service providers and monitor their business continuity plans, as well as their cybersecurity and data protection measures, we do not control their operations. If any of our key service providers fail to meet their contractual obligations or cause service disruptions (including failure to handle current or increased transaction volumes, inadequate service performance, or failure to comply with applicable laws and regulations), there can be no assurance that we will succeed in attracting and retaining the human resources necessary for the success of our businesses or in limiting cost increases from wages and other employee benefits, which could reduce the profitability of our businesses.

In addition, we may incur significant additional costs in securing substitute service providers. The unavailability of services provided by some technologies and other service providers could result in the interruption of services on certain channels through which our customers conduct transactions until a substitute provider is engaged, which could result in lost revenue, additional costs and, potentially, adverse regulatory consequences and reputational harm.

Our businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the effectiveness of our risk management, reputation and internal control system as well as our financial condition and operating results.
All of our principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information at our various digital and physical channels across numerous markets, at a time when transaction processes have become increasingly complex and volumes have increased. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively.
While we conduct simulations to ensure business continuity and disaster recovery in the event of a system failure or cybersecurity attack, and have measures in place to control vulnerabilities, there can be no guarantee that these measures will successfully eliminate or substantially mitigate the risk associated with any failure of our data collection, processing or storage systems.
A partial or complete failure of any of these systems could materially and adversely affect our decision-making, risk management and internal control systems, the quality of our service, and our ability to respond to rapidly changing market conditions. A system disruption or slowdown could also cause information, including data related to customer requests and other client information, to be lost, compromised or delivered to clients with delays or errors. While Bancolombia, Fiduciaria Bancolombia and Valores Bancolombia have experienced third-party service disruptions, these disruptions have not compromise our data security.

Any failure of data collection, processing, storage or management systems could result in loss of business, additional costs and regulatory penalties (including fines and penalties by regulators) that could materially and adversely affect our business, financial condition, reputation and operating results.

Risks relating to the use of quantitative models and information may adversely impact our business strategies and results.
We rely on analytical models to manage financial and nonfinancial risks and to support critical internal processes. However, these models are inherently subject to limitations and uncertainty and may not perform as expected, particularly under changing market, macroeconomic, behavioral or regulatory conditions. Model risk may arise from potential errors in design, implementation, or use, as well as from the quality, completeness, or governance of data inputs.
Furthermore, our increasing adoption of advanced technologies, including generative artificial intelligence (GenAI), introduces additional complexities, such as challenges in explainability, potential algorithmic bias, the risk of inaccurate or inconsistent outputs, and the risk of misuse or misinterpretation by users.

Failures in these models could lead to inaccurate risk assessment and decision-making, resulting in financial losses, increased regulatory scrutiny or supervisory remediation requirements, or reputational harm. Reliance on flawed models may adversely impact critical operations, including strategic planning, position valuation, stress testing, capital adequacy measurement, client asset management, the accuracy of public disclosures, and compliance with regulatory requirements. While we attempt to address these risks through governance frameworks and validation processes, model risk remains inherent to our operations.

We are subject to a wide range of information security and cybersecurity incidents that can have a material adverse effect on our business.
As we continue to evolve our business model towards an open finance ecosystem, leveraging emerging technologies like the Application Programming Interfaces (APIs) and Artificial Intelligence (AI), we face growing challenges and risks, especially related to information security and cybersecurity. Cybercriminals could use AI, particularly generative AI (GenAI), to create sophisticated content for malicious purposes, including advanced cyberattacks, automated fraud, manipulation of financial markets, operational disruptions, manipulation of digital assets, and information leakage, as well as risk arising from inadequate data management that could lead to incorrect decision-making.

Emerging risks such as the increased incidence of supply chain attacks, the exploitation of vulnerabilities in third-party systems, and the evolution of ransomware toward more disruptive models continue to affect our business. Our dependence on critical software vendors, cloud services and security tools can concentrate risk and amplify the impact of an external breach or disruption. Interruptions or failures in third-party systems caused by lack of supply or poor quality of the contracted services, among other factors, could further adversely affect our business as well as our clients. Ransomware campaigns have incorporated double and triple extortion tactics, combining encryption, exfiltration, and public or regulatory pressure, faster lateral movement and the deletion of backups, increasing the likelihood of material disruptions, remediation costs, and reputational exposure. Our security measures may also be breached due to human error, malfeasance, fraud or malice by our employees, accidental technological failures, system errors or vulnerabilities, or other irregularities.

Rapid technological obsolescence, coupled with dynamic advancements such as quantum computing, can generate new vulnerabilities and compromise existing cryptographic schemes. Preparing for post-quantum scenarios demands high costs, operational complexity, and potential temporary impacts on our customers' experience. In this context, coordination with strategic partners and suppliers is essential to maintain consistent levels of operational resilience.

Should these risks materialize, they could adversely and materially affect our business, financial condition, and operating results. In particular, we could face disruptions in the provision of critical financial services, incur significant economic losses, confront legal and compliance risks related to data protection, operational resilience, and reporting to authorities and counterparties, and we could experience reputational damage and a loss of customer and investor confidence that could affect our competitive position. We could also incur significant increases in operating and capital expenditures to implement additional security measures, hire specialized talent, and transition to post-quantum cryptographic controls.

We also operate digital businesses, which are fundamental to our diversification and growth strategy. The operation and expansion of these businesses involve significant risks associated with technological integration, cybersecurity, operational continuity, and compliance with regulatory requirements that are constantly evolving.

These processes create additional challenges for our operations, including those related to risk management and information technology systems, as well as adjustments to standards, controls, procedures, and policies. They may also affect the customer experience and our ability to retain personnel with specialized knowledge, in addition to exposing us to external factors such as rapid technological evolution, the emergence of new competitors, and potential risk scenarios that may impact cybersecurity, all of which may delay or reduce the achievement of expected benefits.

Our strategy, operating results and financial condition could be materially affected by cybersecurity risks and future material incidents. A failure to comply with our cybersecurity policies, procedures or controls, employee misconduct, or human, governance or technological errors could also jeopardize our ability to protect ourselves against cyberattacks.

For further information, see Item 16 k. Cybersecurity.
Acquisitions and strategic alliances may not perform as expected or may disrupt our operations and adversely affect our profitability.
We are exposed to financial risks if the value of our acquisitions, joint ventures or strategic alliances decline. In particular, we hold a 50% stake in Compañía de Financiamiento Tuya S.A., which experienced a recovery in 2025, driven by improved business performance, compared with the impairment losses that adversely affected our financial results for 2024. Future declines in the value of our investments could negatively impact our financial condition and operating results. See “Risk factors relating to our subsidiaries' business and the banking industry - Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill”.

We are subject to increasing competition in the rapidly evolving financial services industry, and may face challenges in the adoption of emerging technologies, such as artificial intelligence, which could result in competitive disadvantage and may adversely affect our operating results.
We operate in a highly competitive environment, and management expects an increase in competition in jurisdictions where we operate.

Intensified merger activity in the financial services industry has resulted in larger, better capitalized and more geographically diverse firms that can offer a wider array of financial products and services to segments of clients similar or the same as those we provide services to. In addition, the consolidation of financial technology companies (fintechs) and unregulated financial intermediaries (shadow banking), may increase our competitive risks as their digital‑first business models could allow them to offer products and services at more competitive prices.

During 2026, we expect Bre-B, the Colombian Central Bank’s instant payment system, to be fully consolidated, allowing interoperable payments and transfers that work with 'keys', unique identifiers that are linked to a bank account. We expect this will result in wider financial inclusion and lower costs associated with cash management. While Bancolombia and Nequi have secured a portion of such keys and underlying customers, failure to maintain these customers in the future who could migrate their keys to other competitors could jeopardize our market leadership and market share. In addition, the implementation of instant payment systems such as Bre-B may increase our exposure to fraud, which may result in us being required to issue refunds to customers or incur additional losses as a result of unauthorized transactions, which could have an adverse impact on our operating results.
In addition, we continue to face the risk that existing or potential competitors accelerate the adoption of potentially disruptive innovations using artificial intelligence, optimizing their operations, personalizing their customer service and increasing their efficiency. Our ability to maintain our competitive position, and our business, depends on: (i) fulfilling new customers’ needs through the development of new products and services; (ii) strengthening our customer base through cross-selling and deepening relationships with customers in our existing portfolio, thereby remaining the primary bank of our customers; (iii) continuing our digital and technological transformation to support growth while gaining productivity and efficiency; and (iv) attracting and retaining talent. A failure to achieve any of these goals could adversely impact our operations.

We are subject to operational risks and losses.
We are exposed to operational risks that include fraud by employees or third parties, human error, inadequate process definition and technical failures that have impacted and could in the future affect the availability of services or result in improper processing of transactions. Internal fraud, in particular, refers to intentional acts of misconduct by employees, such as misappropriation of assets, manipulation or leakage of financial information, corruption, or unauthorized actions that violate established policies. These incidents not only cause financial losses but can also damage our reputation and negatively affect the trust of our stakeholders.

The financial sector is particularly vulnerable to the risk of fraud due to the accelerated digital transformation, the growth in transaction volumes and the development of new forms of fraud, all of which become a challenge for operational risk management. We depend on an extensive network of suppliers to do business, and any failures or weaknesses in these suppliers or an inability to manage their risks could result in increased costs, compromised confidential information and a decline in the quality or continuity of our products and services.

Given customers’ increasing demands to migrate from the physical to the digital world, we aim to offer a stronger value proposition through digital channels, the design of new business models and the adoption of new technologies and systems. However, these new technologies and business models may introduce new risks or amplify existing ones.

Our financial results may be negatively affected by changes to assumptions supporting the value of our goodwill.
We test the goodwill of our operating segments for impairment at least annually. The impairment test requires management to make assumptions regarding estimated earnings, discount rates, and long-term growth rates affecting the goodwill associated with each operating segment, as well as estimates of the carrying amounts of the operating segments to which the goodwill relates. Additionally, the impairment test requires management to analyze the macroeconomic and political environment of the geographies in which each cash-generating unit (CGU) is located.

If actual results in future periods deviate from the earnings and other assumptions on which the impairment testing is based, the value of the goodwill in any one or more of our businesses may become impaired in the future, resulting in expense charges.

In December 2025, Grupo Cibest entered into an agreement to sell Banistmo and the assets and liabilities of this entity were classified as held for sale as of December 31, 2025. Upon classification as held for sale, the assets and liabilities were measured at the lower of their carrying value or fair value less costs to sell. This resulted in a goodwill impairment allocated to Banistmo (Banking Panama Discontinued Operation) of COP 5,022,822 million during 2025. No impairment charges were recorded in prior periods, as the previous annual impairment testing indicated that the value in use of the reporting unit exceeded its carrying amount based on projected future cash flows from continuing operations.

For further information, see Note 1. Reporting entity, Note 2. D and E to the consolidated financial statements, material accounting policies, use of estimates and judgments and Note 12. Goodwill and intangible assets, net.

Digital misinformation could adversely affect our reputation as well as our operating and financial results.
We are subject to the risk of digital misinformation and the possibility of false news (either fabricated or misleading) about us being disseminated in the media and/or social media, which could increase negative sentiment towards us and negatively affect the trust of customers and other stakeholders.
The growth of digital connectivity has made it easier for content to spread quickly through social media. In 2025, Bancolombia had a strong digital presence, reaching approximately 31 million users, and 499.000 mentions of Bancolombia by users on social media, which is significant among financial institutions in Colombia. Given this level of exposure, certain online mentions have been used to attempt fraud or disseminate misleading information, including in connection with service disruption reported at Bancolombia in February 2026, when inaccurate public reports regarding the security of customer funds circulated widely, amplifying reputational risk. Similar events could negatively affect our business, market share and operating results.

Our policies and procedures may not be able to detect money laundering, terrorism financing, corruption or other illegal or improper activities fully or on a timely basis.
We are subject to anti-money laundering and anti-terrorism, related laws and regulations in the jurisdictions in which we operate. These requirements mandate the adoption and enforcement of 'Know Your Counterpart’ and 'Know Your Customer’ policies and procedures, as well as the reporting of suspicious transactions to the relevant authorities.
Notwithstanding these requirements, our policies, procedures and internal controls may not be effective in all instances to prevent violations or regulatory breaches.

We are subject to anti-corruption laws and regulations, including the U.S. Foreign Corrupt Practices Act and Colombian regulations on transnational bribery, domestic bribery and others forms of corruption. While the system is designed to detect and prevent corrupt behavior, it does not eliminate the risk of corrupt practices.
Financial crime and the surrounding regulation landscape are continually evolving. As a result, we may not be able to identify, investigate and report suspicious activities fully or on a timely basis. Noncompliance with applicable laws and regulations may expose us to fines, penalties, or operational restrictions. Furthermore, our reputation and ability to conduct business could be negatively affected if we fail to effectively prevent and address instances of money laundering, terrorism financing, corruption, or other unlawful activities.

Risk factors relating to our financial holding company structure
We may not succeed in implementing our strategy to take advantage of, or we may fail to realize the anticipated benefits of, our financial holding company structure.
We were established as a new financial holding company in May 2025 pursuant to completion of the Corporate Structure Changes. See "Explanatory Note."
The realization of the anticipated benefits of the new holding company structure could be blocked, delayed or reduced by many factors, some of which may be outside of our control. These factors include:
•difficulties in successfully predicting, designing or implementing any new or enhanced risk management operations and controls or information technology systems, personnel, policies or procedures required by the Corporate Structure Changes;
•failure to leverage the holding company structure to realize operational efficiencies;
•difficulties in reorganizing personnel, networks and administrative functions;
•restrictions under applicable financial conglomerates regulations and other regulations on transactions between the holding company and, or among, its subsidiaries; and unforeseen contingent risks relating to the Corporate Structure Changes that may become apparent in the future.
As a holding company, Grupo Cibest depends on limited forms of funding to fund its operations.
We do not have significant assets other than the shares of our subsidiaries. Our primary sources of funding and liquidity are the dividends from our subsidiaries, sales of interests in our subsidiaries and direct borrowings and issuances of equity or debt securities at the holding company level. The ability to meet our obligations to our direct creditors and employees, satisfy our other liquidity needs and regulatory requirements and pay dividends on our Common and Preferred Shares depends on timely and adequate dividend distributions from our subsidiaries and the ability to sell our securities or obtain credit from its lenders. Adverse developments at our subsidiaries therefore would have a magnified effect on our liquidity and solvency.

The ability of our subsidiaries, including Bancolombia, to pay dividends to us depends on their financial condition and operating results and may be subject to regulatory restrictions under applicable law. Our subsidiaries may enter into agreements, such as credit agreements with lenders or indentures relating to senior or subordinated debt instruments, that impose restrictions on their ability to make distributions to us, and the terms of future obligations and the operation of Colombian law could prevent our subsidiaries from making sufficient distributions to allow us to make payments on our outstanding obligations. Any delay in receipt of or shortfall in payments to us from our subsidiaries could result in an inability to meet our liquidity needs, regulatory requirements and pay dividends on our Common and Preferred Shares.

In addition, our creditors generally have no direct claim to the assets of our subsidiaries. As for any holding company, our inability to sell our securities or obtain funds from our lenders on favorable terms, or at all, could also result in an inability to meet our liquidity needs and regulatory requirements.

Risks relating to the Preferred Shares and the ADSs.

Preemptive rights may not be available to holders of ADRs evidencing ADSs.
Grupo Cibest’s bylaws and Colombian law require that, whenever Grupo Cibest issues new shares of any outstanding class, it must offer the holders of each class of shares (including holders of ADSs) the right to purchase a number of shares of the same class sufficient to maintain their existing percentage ownership of the aggregate capital stock of Grupo Cibest. These rights are called preemptive rights. United States holders of ADSs may not be able to exercise their preemptive rights through The Bank of New York Mellon, which acts as depositary (the 'Depositary') for Grupo Cibest’s ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights and class of shares or an exemption from the registration requirement is available.

Grupo Cibest is obligated to file a registration statement or find a corresponding exemption only if it determines to extend the rights to holders of the ADSs. Although it is not obligated to do so, Grupo Cibest intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, the benefits to Grupo Cibest from enabling the holders of the ADSs to exercise those rights and any other factors deemed appropriate at the time before it makes a decision as to whether to file a registration statement. Accordingly, Grupo Cibest may, in some cases, decide not to file a registration statement.

Under the deposit agreement between Grupo Cibest and the Depositary, only the Depositary is entitled to exercise preemptive rights, and the Depositary has no obligation to make available preemptive rights to holders of ADSs. If Grupo Cibest offers or causes to be offered to the holders of any deposited securities, including Preferred Shares of Grupo Cibest, any rights to subscribe for additional Preferred Shares of Grupo Cibest or any rights of any other nature, the Depositary has discretion as to the procedure to be followed in making such rights available to any holders of ADSs or in disposing of such rights on behalf of any holders of ADSs and making the net proceeds available to such holders of ADSs. If, by the terms of such rights offering or for any other reason, the Depositary does not either make such rights available to any holders of ADSs or dispose of such rights and make the net proceeds available to such holders of ADSs, then the Depositary will allow the rights to lapse. Whenever the rights are sold or lapse, the equity interests of the holders of ADSs will be proportionately diluted.

Exchange rate fluctuations may adversely affect the Colombian economy, the market price of Grupo Cibest’s ADSs, and the dividends payable to holders of Grupo Cibest’s ADSs.
Colombia has adopted a floating exchange rate system, but the Central Bank maintains the power to intervene in the exchange market in order to consolidate or dispose of international reserves, and to control any volatility in the exchange rate. From time to time, and in particular during the past two years, the Colombian peso has fluctuated significantly against the U.S. dollar. Unforeseen events in the international markets, fluctuations in interest rates, oil price volatility, changes in capital flows, or government operations involving the monetization of dollars in the local foreign exchange market may cause exchange rate instability that could generate sharp movements in the value of the peso.

Because a portion of our assets and liabilities are denominated in, or indexed to, foreign currencies, especially the U.S. dollar, sharp movements in exchange rates may negatively impact our results. In addition, exchange rate fluctuations may adversely impact the value of dividends paid to holders of our ADSs, as well as the market price and liquidity of Grupo Cibest's ADSs.
Grupo Cibest’s Preferred Shares have limited voting rights.
Grupo Cibest’s corporate affairs are governed by its bylaws and Colombian law. Under Grupo Cibest’s bylaws and Colombian law, Grupo Cibest’s preferred stockholders may have fewer rights than stockholders of a corporation incorporated in a U.S. jurisdiction. Under Grupo Cibest’s bylaws and Colombian corporate law, holders of Preferred Shares (and, consequently, holders of ADSs) have no voting rights in respect of Preferred Shares, other than in limited circumstances as described in Item 10. Additional Information – B. Memorandum and Articles of Association – Voting Rights – Preferred Shares. Holders of Grupo Cibest’s Preferred Shares, including holders of ADSs, are not entitled to vote for the election of directors or to influence Grupo Cibest’s management policies.
Holders of Grupo Cibest’s ADSs may encounter difficulties in the exercise of dividend and voting rights.
Holders of Grupo Cibest’s ADSs may encounter difficulties in the exercise of some of their rights with respect to the shares underlying the ADRs. If Grupo Cibest makes a distribution to holders of underlying shares in the form of securities, the Depositary is allowed, at its discretion, to sell those securities on behalf of ADS holders and instead distribute the net proceeds to the ADS holders. In addition, even in those limited instances in which the Preferred Shares represented by the ADSs have the power to vote, under some circumstances, ADS holders may not be able to vote by giving instructions to the Depositary. This may occur if ADS holders do not receive from the Depositary a notice of meeting sufficiently prior to the instruction date to ensure that the Depositary will vote the Preferred Shares represented by the ADSs in accordance with instructions received from such holders. There are no circumstances in which holders of ADSs may vote in a way other than by providing instructions to the Depositary.
Relative illiquidity of the Colombian securities markets may impair the ability of an ADS holder to sell Preferred shares.
Grupo Cibest’s Common and Preferred shares are listed on the Colombian Stock Exchange, which is relatively small and illiquid compared to securities exchanges in major financial centers. In addition, a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian Stock Exchange. A liquid trading market for Grupo Cibest’s securities might not develop on the Colombian Stock Exchange. A limited trading market could impair the ability of an ADS holder to sell Preferred Shares (obtained upon withdrawal of such shares from the ADR facility) on the Colombian Stock Exchange in the amount and at the price and time such holder desires and could increase the volatility of the price of the ADSs.
Changes in Colombia’s tax regime may affect the tax treatment of ADSs.
ADSs do not have the same tax treatment as other equity investments in Colombia. ADSs represent Grupo Cibest Preferred Shares and are held through a fund of foreign capital in Colombia that is subject to a specific tax regulatory regime.
Accordingly, the Colombia law applicable to equity investments, in particular those relating to dividends and profits from sale, do not apply to ADSs, including Grupo Cibest ADSs.
Notwithstanding the above, the tax regime applicable to ADSs may change, considering that the Colombian tax regime has undergone several changes in recent years.
For more information, see Item 10. Additional Information. – E. Taxation – Colombia Taxation.
ITEM 4           Information about the Company
A.History and development of the company
Pursuant to the Corporate Structure Changes mentioned in the Explanatory Note to this Annual Report, Grupo Cibest began operations in May 2025 consolidating its role as the holding company for Grupo Bancolombia. Through this structure, Grupo Cibest brings together several specialized companies, offering a comprehensive portfolio of financial services including banking, leasing, digital financial solutions, and an extensive range of both financial and complementary products. Cibest Corporate Group is one of the largest Colombian financial groups, with presence in other countries such as Panama, El Salvador, Puerto Rico, Guatemala and the United States, delivering innovative financial solutions tailored to regional markets. We provide a wide range of financial and nonfinancial products and services to a diversified individual, corporate and government customer base.
Grupo Cibest is a stock company (sociedad anónima) domiciled in Medellín, Colombia, and operates under Colombian laws and regulations. Grupo Cibest was incorporated in Colombia in 2024, and is incorporated until December 8, 2144.
Since 2025, Grupo Cibest’s Common Shares have traded on the Colombian Stock Exchange under the symbol 'CIBEST'. Grupo Cibest has also maintained a listing on the NYSE, where its ADSs are traded under the symbol 'CIB,' and on the Colombian Stock Exchange, where its Preferred Shares are traded under the symbol 'PFCIBEST.' Pursuant to Rule 12g-3(a) under the Exchange Act, Grupo Cibest was established as a successor issuer to Bancolombia with respect to the Grupo Cibest ADSs. See Item 9. The Offer and Listing.
Grupo Cibest's headquarters are located at Carrera 48 # 26-85, Medellín, Colombia, and the telephone number is + (57) 601 488-5950.
Grupo Cibest's website is: https://www.grupocibest.com
Grupo Cibest's agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
Recent developments
Share buyback program
On June 9, 2025, at the Extraordinary General Shareholders’ Meeting, Shareholders approved the creation of a reserve for share repurchases and the appropriation of one trillion three hundred and fifty billion Colombian pesos (COP 1,350,000,000,000) from the legal reserve, authorizing its use for purposes of executing a share buyback program.

The approved share buyback program includes the repurchase of Grupo Cibest’s Common Shares, Preferred Shares, and ADSs (the 'Buyback Program') for an aggregate amount of up to one trillion three hundred and fifty billion Colombian pesos (COP 1,350,000,000,000), over a period of up to one (1) year, commencing on July 17, 2025, following the approval of the Buyback Program’s regulations by the Board of Directors on June 24, 2024. There is no minimum number of securities required to be acquired under the Buyback Program.

The Buyback Program is being carried out in Colombia through the trading systems of the Colombian Stock Exchange (Bolsa de Valores de Colombia) via Valores Bancolombia, and in the United States through an enhanced open market repurchase program executed by Morgan Stanley & Co. LLC. For additional information regarding the Buyback Program, see Item 16.E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Corporate reorganization of Banistmo and other subsidiaries in Panama
On September 29, 2025, the Superintendency of Banks of Panama authorized the implementation of a corporate reorganization involving its Panamanian subsidiary, Banistmo and other subsidiaries of Grupo Cibest in Panama.
The corporate reorganization included the following transactions:

•The partial spin off by Valores Banistmo S.A. ('Valores Banistmo') and Banistmo Capital Markets Group Inc. of certain portfolios of assets in favor of Sociedad Beneficiaria VB Panamá S.A. ('Sociedad Beneficiaria VB'), followed by the merger of Sociedad Beneficiaria VB into Banistmo. Sociedad Beneficiaria VB was a Panamanian corporation wholly owned by Banistmo.
•The distribution by Banistmo of 100% of the shares it held in Valores Banistmo in favor of Cibest Panamá Assets S.A. ('Cibest Panamá Assets'), a Panamanian corporation wholly owned by Grupo Cibest. As a result, Valores Banistmo ceased to be directly owned by Banistmo and became controlled by Cibest Panamá Assets, a subsidiary of Grupo Cibest.

On October 21, 2025, the corporate reorganization was completed and Valores Banistmo remained a subsidiary of Grupo Cibest, with no changes to its ultimate shareholders or control structure. Likewise, Valores Banistmo retained its licenses as a securities brokerage firm and investment manager, both granted by the Superintendency of the Securities Market of Panama. See Agreement for the Sale of Banistmo for the subsequent agreement for the sale of Banistmo.

Nequi's authorization certificate (operating permit)

On November 6, 2025, the SFC, through Resolution No. 2002 dated October 31, 2025, as amended by Resolution No. 2021 dated November 4, 2025 (the 'Resolution'), authorized Nequi to operate and carry out, throughout Colombia, the activities related to the corporate purpose of a financing company.

Nequi will begin operations as a standalone company once all additional procedures required in connection with the process to operate as a financing company have been completed.

Notwithstanding this authorization, Nequi will remain part of Grupo Cibest, and, for customers, this development will not represent any change in how they access or use products and services.

For more information, see Note 1. Reporting Entity,

Agreement for the Sale of Banistmo

On December 18, 2025, Grupo Cibest reached an agreement with Inversiones Cuscatlán Centroamérica S.A. for the sale of 100% of the shares of Banistmo.

The agreed sale price was USD 1.418 billion, representing a Price/Earnings ratio for the last 12 months as of September 30, 2025, of 17.1x and a Price/Book Value ratio of 1.2x. The purchase price is subject to customary closing adjustments and is to be paid on the closing date of the transaction, once the required regulatory approvals in Panama are obtained and other customary conditions under the sale and purchase agreement are satisfied.

As a result, the assets and liabilities of Banistmo were reclassified to 'Assets related to investments in subsidiaries held for sale' and 'Liabilities included in disposal groups classified as held for sale' in the consolidated balance sheet as of December 31, 2025, respectively. In addition, the profit (loss) of these companies was recognized under 'Profit / (loss) from discontinued operations, net in the consolidated income statement for the year ended December 31, 2025. In accordance with IFRS 5, for comparative purposes the profit (loss) of these companies for the years ended December 31, 2024 and

2023 was also reclassified under the heading '(loss) / gain from discontinued operation, net.' In addition, in accordance with IFRS 5, and following IFRS 8 'Information by business segments', information on the Banking Panama segment in which the Discontinued operation is recognized, is provided for the years ended December 31, 2025, 2024 and 2023. For more information, see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

Public takeover offers
In 2025, and as of the date of this Annual Report, there have been no public takeover offers by third parties for Grupo Cibest's shares or by us for other companies’ shares.
Capital acquisitions and divestitures
During 2025, total capital expenditures for Cibest Corporate Group amounted to COP 786.3 billion. Such investments were mainly focused on distribution channels and technology assets (COP 687.7 billion) driven by investments in digital transformation and fixed assets (COP 98.6 billion).

For 2026, we expect to invest approximately COP 1,066 billion up 36% from 2025, mainly on the evolution and transformation of digital channels. This investment aims to ensure operational continuity, enhance customer experience, and mitigate vulnerabilities and risks across branches and self-service channels.
We continue to invest in data management, analytics, and artificial intelligence to design personalization strategies aimed at delivering unique experiences, strengthening customer engagement and loyalty. In parallel, investment in processes and service models for corporate, institutional, and investor clients is being maintained to enhance the value proposition for this segment.

The following table summarizes Grupo Cibest’s principal capital acquisitions and divestitures of interests in other companies, for the years ending December 31, 2025, 2024 and 2023:

Capital acquisitions(1)	Type of investment	For the year ended December 31,			Total
		2025	2024	2023
		In millions of COP
Purchases of investments
Derecho Fiduciario P.A. Selecto E1 T1	Financial instrument	41,138	-	-	41,138
Derecho Fiduciario P.A. Selecto E1 T2	Financial instrument	36,234	-	-	36,234
Inversión Derecho Fid Mokana	Financial instrument	34,000	-	-	34,000
Fideicomiso Selecto Terrazu Etapa 1 Torre 1	Subsidiary	15,633	-	-	15,633
Fideicomiso Selecto Terrazu Etapa 1 Torre 2	Subsidiary	14,903	-	-	14,903
Fideicomiso Mokana Recursos	Subsidiary	13,053	-	-	13,053
Fideicomiso Lote C6 Carton de Colombia	Subsidiary	7,019	-	-	7,019
Suncolombia Sas	Financial instrument	6,079	-	-	6,079
P.A. CEDIS Sodimac	Subsidiary	-	462,442	-	462,442
FCP Pactia Inmobiliario	Financial instrument	-	230,674	-	230,674
P.A. Linz Granz del Rio	Subsidiary	-	6,490	-	6,490
P.A. Coba	Joint venture	-	5,823	-	5,823
Ozone Financial Technology Limited	Financial instrument	-	3,908	-	3,908
Fideicomiso Selecto Terrazu E1	Subsidiary	-	3,516	-	3,516
P.A. Acelera TI	Joint venture	-	560	-	560
P.A. Nomad Central	Subsidiary	-	-	106,020	106,020
P.A. Calle 84(2)	Subsidiary	-	-	104,617	104,617
Holding Bursátil Regional S.A.(3)	Financial instrument	-	-	78,139	78,139
P.A. Galería la 33	Subsidiary	-	-	30,139	30,139
Pexton Holdings Limited	Financial instrument	-	-	3,681	3,681
P.A. Wenia	Subsidiary	-	-	2,210	2,210

Capital acquisitions(1)	Type of investment	For the year ended December 31,			Total
		2025	2024	2023
		In millions of COP
Expenditures
Inversiones Cibest S.A.S.(4)	Subsidiary	1,063,507	-	-	1,063,507
P.A. Nomad Distrito Vera	Subsidiary	85,848	31,409	-	117,257
P.A. Nomad Salitre	Subsidiary	70,956	52,920	27,930	151,806
P.A. Nomad Nexo	Subsidiary	63,696	-	-	63,696
P.A Nomad Central 2	Subsidiary	59,290	-	-	59,290
Cibest Panama Assets, S.A.(5)	Subsidiary	49,044	-	-	49,044
Cibest Investment Management S.A.S.(4)	Subsidiary	43,500	-	-	43,500
Cibest Inversiones Estrategicas S.A.S.(4)	Subsidiary	43,500	-	-	43,500
Valores Cibest S.A.S.(4)	Subsidiary	43,500	-	-	43,500
P.A. Lote Palermo	Associate	36,984	-	-	36,984
Wenia Ltd.	Subsidiary	31,629	30,463	61,566	123,658
P.A. Calle 84(2)	Subsidiary	28,910	60,760	-	89,670
Wompi S.A.S.	Subsidiary	25,000	-	41,000	66,000
Nequi S.A.	Subsidiary	20,000	90,000	-	110,000
P.A. Tokenización Novus(5)	Subsidiary	7,250	-	-	7,250
Veronorte S.A.S.	Financial instrument	3,100	-	-	3,100
P.A. Muverang	Joint venture	3,070	1,952	3,305	8,327
Titularizadora Colombiana S.A.	Associate	2,923	-	-	2,923
Ecosistemas Digitales S.A.S.	Joint venture	2,792	7,015	8,642	18,449
Anthemis Venture Fund Iii Lp	Financial instrument	2,079	-	-	2,079
P.A Coba	Joint venture	1,928	-	-	1,928
Bancolombia Capital Holdings USA LLC	Subsidiary	1,243	5,386	8,488	15,117
P.A. La Felicidad	Associate	1,108	-	-	1,108
Internacional Ejecutiva de Aviación S.A.S.	Associate	453	3,000	-	3,453
Compañía de Financiamiento Tuya S.A.	Joint venture	-	76,750	62,500	139,250
Inversiones CFNS S.A.S.	Subsidiary	-	50,000	-	50,000
P.A. Nomad Central	Subsidiary	-	40,670	-	40,670
P.A. El Bosque	Associate	-	25,376	16,665	42,041
P.A. Distrito Vera	Associate	-	5,188	6,227	11,415
Servicios de Identidad Digital S.A.S.	Associate	-	2,487	2,433	4,920
P.A. FAI Calle 77	Subsidiary	-	826	3,469	4,295
Sistema de Inversiones y Negocios S.A.	Subsidiary	-	-	75,505	75,505
P.A. Mercurio	Subsidiary	-	-	7,833	7,833
P.A. El Otoño	Associate	-	-	8,055	8,055
P.A. Viva Malls	Associate	-	-	3,192	3,192
P.A. Laurel	Joint venture	-	-	3,156	3,156
P.A. Blup	Joint venture	-	-	2,353	2,353
P.A. Mirador de la Ciénaga	Associate	-	-	155	155
Agricapital S.A.S.	Associate	-	-	97	97
Others		1,404	4,168	3,199	8,771
Total acquisitions		1,860,773	1,201,783	670,576	3,733,132
(1)The amounts in this table correspond to the consideration paid as a result of the acquisition of each investment.
(2)The amount includes the capital acquisitions in P.A. Calle 84 (2) and P.A. Calle 84 (3).
(3)In November 2023, the integration of the stock exchanges of Colombia, Chile, and Peru was perfected, resulting in the creation of the Regional Stock Holding. As a result of this integration, 5,992,160 shares of the Bolsa de Valores de

Colombia S.A. were delisted for COP 56,146, and 3,606,223 shares were recognized in the Regional Stock Holding for COP 78,139, this transaction generated an income in results of COP 21,993, see Note 25.5. Dividends and net income on equity investments. Bancolombia retains 134 shares that were not included in this transaction, valued at COP 2.
(4)These companies were created in relation to the evolution of the corporate structure of Grupo Cibest and its subsidiaries, completed on May 16, 2025. See Note 1. Reporting Entity and Note 2.C1 Subsidiaries.
(5)These companies were created during the year 2025.

Capital divestitures(1)	Type of investment	As of December 31,			Total
		2025	2024	2023
		In millions of COP
Sales of investments
Fideicomiso Lote Distrito Vera B1B2	Subsidiary	37,150	-	-	37,150
P.A. Galería la 33	Subsidiary	26,768	-	-	26,768
P.A. Laurel	Joint venture	26,492	-	-	26,492
Banco Latinoamericano De Comercio Exterior	Financial instrument	11,813	-	-	11,813
Residual Rights	Financial instrument	3,650	18,516	8,958	31,124
Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris	Subsidiary	-	51,098	-	51,098
Fideicomiso Lote Distrito Vera B4	Subsidiary	-	26,358	-	26,358
Bolsa de Valores de Colombia	Financial instrument	-	-	56,146	56,146
Fideicomiso Lote B6 Ciudad del Río	Subsidiary	-	-	34,031	34,031
Diversitures
P.A. El Bosque	Associate	7,288	-	-	7,288
P.A Mirador de La Ciénaga	Associate	4,483	3,053	-	7,536
P.A. Boreal	Associate	3,597	520	864	4,981
P.A. El Otoño	Associate	2,854	2,894	-	5,748
P.A. Distrito Vera	Associate	2,728	-	-	2,728
P.A. Sodimac	Subsidiary	1,398	-	-	1,398
P.A. Madrid II	Associate	972	11,278	-	12,250
P.A. La Felicidad	Associate	-	3,168	3,636	6,804
Banco Latinoamericano de Comercio Exterior	Financial instrument	-	520	-	520
Others		1,266	954	724	2,944
Total divestitures		130,459	118,359	104,359	353,177
(1)The amounts in this table correspond to the consideration received as a result of the sale of each investment..

B.Business overview
B.1General
Company description
We are a full‑service financial group offering a broad range of financial products and services to a diversified customer base of nearly 33 million individual and corporate clients through our subsidiaries. We deliver our products and services through a regional platform that includes, as of the date of this Annual Report, Colombia’s largest nongovernment banking network, El Salvador’s leading financial conglomerate, Guatemala’s fifth‑largest bank in terms of deposits and loans, and Panama’s second‑largest bank in terms of deposits and loans. The Panamanian bank, Banistmo, is currently classified as a discontinued operation following the execution of a promise‑to‑purchase‑shares agreement with Inversiones Cuscatlán Centroamérica S.A. for the sale of 100% of its shares. Our network also includes offshore banking subsidiaries in Panama and Puerto Rico, as well as other adjacent businesses, which are discussed in further detail in the sections that follow.

Main lines of business
We manage our subsidiaries' business through seven main operating segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Leases, International Banking, and All Other. For a description and discussion of these segments, please see Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results by Segment.

PRODUCTS AND SERVICES
The main products and services offered by Grupo Cibest's operating subsidiaries are listed below. Not all products and services below are offered in every country where Grupo Cibest's subsidiaries operate.

Savings and Investment: Checking accounts, savings accounts, fixed-term deposits and a variety of investment products designed to meet the specific transactional needs of each client across different income brackets.

Financing: Wide range of credit alternatives, including trade financing, loans funded by domestic development banks, working capital loans, mortgages, credit cards, personal loans, vehicle loans, payroll loans and overdrafts.

Factoring: Solutions for managing working capital and maximizing asset turnover through comprehensive solutions to manage accounts receivable financing.

Financial and Operating Leases: Financial and operating leases specifically designed for the acquisition of fixed assets.

Capital Markets: Assistance in mitigating market risk through hedging instruments such as futures, forwards, options and swaps.

Trading: Bancolombia offers an app and an internet-based trading platform for retail and institutional clients, which allows them to buy and sell securities on the Colombian Stock Exchange.

Bancolombia also performs interbank lending, repurchase agreements (repos), foreign exchange transactions, as well as sovereign and corporate securities sales and trading. Bancolombia is an active player in the 'market-makers' scheme for trading Colombian sovereign debt (TES bonds).

Bancolombia offers its clients direct access to local and international capital markets through a full range of brokerage and investment advisory services that cover equities and fixed-income securities, proprietary trading and third-party asset management products, such as mutual funds, private equity funds, and privately managed investment accounts for institutional, corporate and private bank clients.

Cash Management: Support through cash management services, including a portfolio of standard products that allows clients to make payments and collections through different channels. Payables and receivables services. Design and creation of products to address clients’ specific payment and collection needs. These include a variety of real time web services, straight-through processing (STP) and messaging through SWIFT Net solutions.

Foreign Currency and Trade Finance: Specialized solutions for clients’ foreign currency investment, financing and payment needs, as well as trade finance solutions with products such as letters of credit, standby letters of credit and bills collection.

Bancassurance and Insurance: Bancolombia distributes a diverse range of insurance products (life, health, agriculture, pets, debtors, and homeowner's insurance) written by Seguros Generales Suramericana S.A. and Seguros de Vida Suramericana S.A., two of the main insurance companies in Colombia. In addition, Bancolombia offers unemployment and theft insurance written by Cardif Colombia Seguros Generales S.A.

Bancoagrícola and Bam offer voluntary and credit‑related insurance products across life, property, fraud, unemployment, and other general insurance lines. These products are part of their value proposition and are distributed through their own channels under a partnership model with reputable insurance companies.

In the case of Bancoagrícola, policies are underwritten by Asesuisa and Assa. Bam, meanwhile, operates through its affiliated insurer, Seguros Agromercantil.

Investment Banking: Bancolombia's through its subsidiary, Banca de Inversión Bancolombia, offers a wide variety of value-added services, including structuring of leverage finance (project finance, acquisitions, and large corporate loans), loan syndication, debt and equity capital markets, principal investments (in alternative assets), mergers and acquisitions (M&A), hedging strategy advisory, restructurings, across multiple economic sectors, with coverage in Colombia and Central America.

Trust and Fiduciary Services: Bancolombia, through its subsidiary Fiduciaria Bancolombia, offers a broad portfolio of services tailored for companies and individuals. These services include managing escrow accounts, multiple investment funds, and real estate funds.

Bancoagrícola also offers trust services and has a 94% share of the private trust market. The service is aimed at both individuals and businesses, offering different types of trusts, such as investment trusts, payment source trusts, and guarantee trusts, among others.

Nequi (Digital): Nequi is a fully digital business line focused on financial inclusion, everyday transactions, and intensive use of technology, with the purpose of improving people’s financial management and meeting customers’ financial needs. Users interact with Nequi through a mobile application and fully digital processes, without paperwork or physical branches.

Nequi offers a wide range of products, including: savings accounts, physical and virtual debit cards, loans, the ability to receive remittances, PayPal integration, and both proprietary and third-party financial services such as utility bill payments, mobility top-ups, and entertainment.

NEW PRODUCTS AND SERVICES
Below is a brief description of the new products and services that the operating subsidiaries of Grupo Cibest introduced in 2025:

Bre-B: Colombia's new instant and interoperable payment system, powered by the Central Bank was launched in 2025, and Bancolombia now offers connection to Bre-B. This platform connects banks, cooperatives, and fintechs into a single network, allowing Colombians to send and receive money between different banks and entities in seconds, with 24/7 availability. Transfers within the Bre-B system are carried out using 'keys,' eliminating the need to share traditional banking information. The new system strengthens security and standardizes inter-institutional payments. By the end of December 2025, more than 96 million keys were registered with the Central Bank of Colombia, corresponding to 33 million clients. Cibest Corporate Group and its customers hold 51 million registered keys through Bancolombia and Nequi, representing 53% of the Bre-B system.

Mortgage Lending Business as a Driver of Customer Preference: Our Subsidiaries have strengthened their relationship with payroll clients through differentiated pricing experiences, enabling them access competitive financing options. Additionally, they promote housing financing through proactive approvals under the Payroll-Based Secured Sale model (Venta Cierta Nóminas), reaffirming Cibest Corporate Group commitment to closeness, operational agility, and the financial well-being of our users. This initiative represents a strategic partnership with companies that have payroll agreements with Bancolombia, strengthening ties with the country’s business sector and contributing to the development of the real estate ecosystem.

Payments Through Wompi in the Real Estate Sector: Bancolombia integrated Wompi as a new payment channel in both the Online Business Branch and the Online Personal Branch. This significantly improves customer experience through faster, modern, and accessible payment solutions, facilitating efficient product management in the real estate sector.

Inflation-Indexed Sustainability Loans: Grupo Cibest's subsidiaries offer new inflation-indexed corporate loans promote sustainable infrastructure. The loans are indexed to the Real Value Unit (UVR), an index that is based on the Consumer Price Index, reflecting the purchasing power of the Colombian peso. The loans offer a 100 basis point benefit to the borrower.

Salud para ti: Grupo Cibest's subsidiaries offer a health insurance policy that allows clients and their families to access medical services including general practitioner and specialist consultations, laboratory tests, reimbursement for medications prescribed under the plan, and a hospital care allowance, among other benefits. The services provided are timely, accessible and reliable. The product was initially launched through Sura Telesales and, as of October 21, 2025, is also available at our branches and through our commercial teams.

Use of AI

We are developing a corporate strategy focused on data, analytics and machine-learning-based AI. We aim to build organization-wide capabilities and foster the adoption of AI across business units. The main objective is to enhance decision-making and develop new products and services, strengthening our competitive advantage. We are focusing our efforts on ensuring that business units with the greatest potential impact on our results adopt best practices for AI use and risk mitigation. As of the date of this Annual Report, we have started to use machine learning within Cibest Corporate Group but do not currently use generative AI with customers, however we plan to initiate AI consumer use in 2026. Further details on the various risks to which we are exposed in connection with the use of artificial intelligence are discussed in Item 3.D. Risk Factors.
B.2Operations
See Note 3 to the Consolidated Financial Statements included in this Annual Report for a description of the principal markets in which we compete, including a breakdown of total interest and valuation income by category of activity and geographic market for each of the last three fiscal years.
B.3Seasonality of deposits
Bancolombia, our main operating subsidiary, has historically experienced some seasonality in demand deposits, with lower average balances during the first months of the year and higher average balances at the end of the year. This behavior is explained primarily by the increased liquidity provided by the Central Bank and the Colombian National Treasury at year end, as economic activity tends to be higher during this period, resulting in a greater number of transactions.
During 2025, monetary conditions in Colombia contributed to the seasonal pattern of Bancolombia's deposits. In the first half of the year, the Central Bank lowered its benchmark rate as inflation declined, supporting stable liquidity but not altering the usual slowdown in deposit growth. In the second half, inflation increased and the policy rate stabilized. Credit demand remained moderate, and deposits followed their typical year‑end increase. These factors, together with the seasonal behavior of deposits, resulted in excess liquidity during the year.

However, we do not consider the seasonality of demand deposits to have a significant impact on our business, since any excess or shortage of liquidity has been managed through the treasury portfolio.
B.4Raw materials
We are not dependent on sources or availability of raw materials.
B.5DISTRIBUTION NETWORK
We provide our products and services through a traditional branch network, sales and customer representatives, as well as through mobile branches (Puntos de Atención Móviles), an ATM network, online and computer banking, telephone banking, mobile phone banking services, and points of sale (Puntos de Atención Cercano), among others. In Colombia, transactions performed through electronic channels represented more than 94.80% of all transactions in 2025, compared to 95.74% of all transactions in 2024.
The following are the distribution channels offered by Cibest Corporate Group as of December 31, 2025:

Branch Network1
As of December 31, 2025, our consolidated branch network consisted of 912 offices, including 564 Bancolombia offices, 37 Renting Colombia offices, 93 Bancoagrícola offices, 37 Banistmo offices, 142 Bam offices and 39 offices of other subsidiaries.

	Number of branches 2025	Number of branches 2024	Number of branches 2023
Company (1)
Bancolombia (Colombia)	564	575	578
Bam (Guatemala)	142	151	155
Renting Colombia (2)	37	37	63
Bancoagrícola	93	91	91
Banistmo	37	37	39
Valores Bancolombia	17	17	19
Fiduciaria Bancolombia	8	8	8
Financomer	1	1	3
SUFI	1	2	2
Inversiones CFNS S.A.S.	2	2	2
Banca de Inversión	2	2	2
Bancolombia Panamá	1	1	1
Bancolombia S.A Panamá Branch	1	1	1
Cibest Capital Panamá S.A.	1	1	1
Bancolombia Puerto Rico International Inc.	1	1	1
Arrendadora Financiera S.A.	1	1	1
Valores Banagricola, S.A. de C.V.	2	1	1
Cibest Capital Holdings USA LLC	1	1	1
Total	912	930	969

(1)For some subsidiaries, the main office is considered a branch.
13 Localiza and 13 Puntos Éxito were closed
Banking Correspondents
A banking correspondent is a platform that allows nonfinancial institutions, such as retail stores that are open to the public, to provide financial services and transactions in locations where banks and financial institutions have limited or no presence. As of December 31, 2025, we had 37,045 banking correspondents, including 28,640 in Colombia, 395 in Panama, 6,168 in Guatemala and 1,842 in El Salvador, of which 955 are outsourced banking correspondents.
Puntos de Atención Móviles (PAMs)
PAMs are commercial advisors who visit small towns periodically to offer our products and services. As of December 31, 2025, there were 486 PAMs (458 in Colombia, 10 in Guatemala and 18 in El Salvador). Panama has no PAMs.
Kiosks
Kiosks are located inside our branches, in malls and in other public places and allow our clients to conduct a variety of self-service transactions. As of December 31, 2025, there were a total of 500 kiosks, 213 in El Salvador and 287 in Colombia. Panama and Guatemala have no kiosks.
1

ATMs
We have a total of 6,149 ATMs, including 5,212 in Colombia, 599 in El Salvador and 338 in Panama. Bam sold its Guatemalan ATM network (155 ATMs) to 5B in November 2023 and outsources ATM services to 5B.
Online/Computer Banking
We offer multiple online and computer-based banking alternatives designed to fit the specific needs of our different client segments. Through a variety of platforms (computer and internet-based solutions) our clients can review their account balances and monitor transactions in their deposit accounts, loans and credit cards, make virtual term investments, access funds from pre-approved loans, make payroll and supplier payments, make purchases and bill payments, negotiate stocks, learn about products and services and complete other transactions in real time.
Telephone Banking
We provide customized and convenient advisory services to customers of all segments through automatic interactive voice response (IVR) operations and a 24/7 contact center.
Mobile Banking Service
Our clients can conduct a variety of transactions using their mobile phones, including fund transfers between Bancolombia accounts, account balance inquiries, QR code payments and payment of bills and invoices.
Business Connections Banking Service
Business Connections is a differentiating feature of Bancolombia's product line. It consists of a direct connection between Bancolombia's servers and the client, allowing transactions and document exchange to take place, supplementing our cash management and factoring products. It offers a secure and efficient option for clients to handle their funds, particularly their cash management needs.
B.6Patents, licenses and contracts
We are not dependent on patents or licenses, nor is it substantially dependent on any industrial, commercial or financial contracts (including contracts with customers or suppliers).

However, we have entered into contracts with third parties who provide certain services that are important to our business. These services include core banking services, online banking platforms, data processing and payment services, clearing and settlement services, software for processing credit and debit card services, and technological infrastructure, including cloud services where our data will be stored, among others.

B.7Competition
The competition faced by Grupo Cibest depends primarily on the markets in which its respective subsidiaries operate. In particular, a relevant portion of said subsidiaries carries out their activities within the financial system of the countries and jurisdictions in which we have a presence. The competition of Grupo Cibest is described below:
Colombian financial system description
Overview
The recent history of Colombia’s banking sector is marked by consolidation and internationalization. A series of major bank mergers and acquisitions took place in 2013, with Bancolombia and Grupo Aval both acting as active participants, while several foreign banks entered the market the same year, increasing competition. New financial entities entered the market in 2014, while Corpbanca acquired Helm Bank and GNB Sudameris acquired nearly all of HSBC Colombia, expanding into Paraguay, Peru, and Uruguay.
Further consolidation occurred in 2015, including the merger of Chile’s CorpBanca with Brazil’s Itaú, while Bancolombia sold 50% of its shares in Tuya to Grupo Éxito and bought a stake in Guatemala’s Grupo Agromercantil, taking full ownership in 2020. Several banks underwent transitions in 2015, including Serfinanza, a commercial financing company that become the 26th bank in the financial system in February 2015.
In 2020 four financing companies went through changes in their shareholder structures: in January, Credifinanciera acquired Procredit Bank, rebranding as Banco Credifinanciera; that April, Coltefinanciera acquired the rights and obligations of Multibank, which ceased to act as a bank; in August, Leasing Bancoldex merged with Arco Bancoldex; and, in November, Pagos Internacional was acquired by Banco W. In 2021, Lulo Bank became the first digital bank in Colombia, and in December of that year insurance brokerage BTG Pactual became the 28th bank in the financial system.
In 2022 commercial financing company Banco Unión, previously called Giros y Finanzas, became the 29th bank in the financial system, and microfinancing company Banco Contactar became the 30th bank in the financial system in 2024. Nubank began operations as a financing company in 2024, offering savings accounts at the beginning of the year and expanding into consumer loans and term deposits by the end of the year. In 2025, Banco Davivienda gave notice of its intention to integrate with Scotiabank Colpatria by 2026, with Scotiabank Colpatria transferring all its loans and deposits to Banco Davivienda and taking a 20% stake in the combined entity. The alliance will create the second-largest bank in Colombia and significantly enhance Banco Davivienda’s presence in Central America. It is expected to leverage Banco Davivienda's scale to offer wealth management, corporate banking, investment advisory and other services. The SFC approved operating licenses for other digital players in 2025, such as Cobre, Revolut, and Nequi, which are expected to begin operations in 2026.

As of December 31, 2025, according to the SFC, the main participants in the Colombian financial system were 30 commercial banks (19 domestic private banks, 10 foreign banks, and one domestic state-owned bank), six financial corporations and 15 financing companies. In addition, trust companies, cooperatives, insurance companies, insurance brokerages and securities intermediaries, special state-owned institutions, and severance payments and pension funds also participate in the Colombian financial system.
Evolution of market and credit institutions in 2025
Loan growth at Colombian credit institutions was 8.2% in 2025, compared with 3.4% in 2024. Commercial loans grew by 6.2% in 2025, compared with 5.8% the previous year. Consumer loans increased 6.8% in 2025, compared with a decrease of 3.2% in 2024. Mortgage loans increased 14.6% in 2025, compared to 8.0% in 2024, and small business loans grew 12% in 2025 compared with 8.5% in 2024.
The credit institutions' level of past-due loans, as a percentage of the total loan portfolio, stood at 3.8% in December 2025, down from 4.7% in December 2024. In addition, the coverage ratio – measured as the ratio of allowances for loan losses (principal) to past-due loans (over 30 days) – ended 2025 at 143.4%, compared with 129.2% at the end of 2024. In December 2025, the loan portfolio represented 62.4% of total assets, slightly higher than the 61.8% recorded the previous year. Investments and derivative transactions, as a percentage of total assets, remained at 23.3% at the end of 2025, the same level as at the end of 2024. Deposits also increased as a percentage of total liabilities, reaching 76% in 2025 compared with 75.4% in 2024.

Credit institutions recorded COP 1.135 trillion in total assets on December 2025, a 7.1% increase from the previous year. Based on total assets held by Colombian credit institutions, banks had a market share of 93.9%, followed by financial corporations with 3.1%, financing companies with 2.5%, and financial cooperatives with 0.5%. The capital adequacy ratio (Tier 1 + Tier 2) for credit institutions was 17.8% in December 2025 (including banks, financial corporations, financing companies and financial cooperatives), which is above the minimum legal requirement of 9% pursuant to Decree 1477 of 2018.

Bancolombia and its competitors
The following table shows a comparison between the key profitability, capital adequacy and loan portfolio quality indicators for Bancolombia and its main competitors, unconsolidated, based on IFRS information as applicable under Colombian regulations and published by the SFC.

	ROE(1)		ROA(2)		Past-due loans/ Total loans		Allowance s/ Past-due loans		Capital Adequacy
	Dic-25	Dec-24	Dic-25	Dec-24	Dic-25	Dec-24	Dic-25	Dec-24	Dic-25	Dec-24
Bancolombia	24.7%	13.2%	2.4%	2.1%	3.5%	4.4%	176.5%	158.0%	14.4%	18.5%
Banco de Bogotá	7.6%	7.0%	0.9%	0.9%	3.8%	4.4%	119.2%	107.5%	18.1%	18.8%
Davivienda	12.2%	5.8%	1.2%	0.6%	4.4%	5.5%	121.2%	112.4%	18.9%	18.6%
BBVA	6.5%	(5.6%)	0.4%	(0.4%)	3.5%	4.6%	148.2%	128.0%	13.4%	13.1%
Banco de Occidente	9.4%	9.0%	0.6%	0.7%	3.2%	3.3%	144.5%	144.1%	12.5%	12.7%
Itaú Corpbanca	1.4%	2.4%	0.1%	0.3%	4.0%	4.5%	124.6%	123.5%	16.6%	16.3%
Scotiabank Colpatria	(0.9)%	(5.9)%	(0.1)%	(0.4)%	4.1%	5.0%	135.2%	119.0%	11.5%	11.7%
Source: SFC.
(1)ROE is return on average stockholders’ equity.
(2)ROA is return on average assets
The following tables illustrate the market share of Bancolombia and its main competitors, on an unconsolidated basis, with respect to various key products, based on figures published by the SFC for 2025 and 2024:
Total Net Loans
Market Share

Total Net Loans – Market Share (%)	2025	2024
Bancolombia	27.6%	27.2%
Davivienda	16.0%	15.6%
Banco de Bogotá	12.8%	12.9%
BBVA	10.8%	11.0%
Banco de Occidente	7.1%	7.3%
Scotiabank Colpatria	4.0%	4.0%
Itaú Corpbanca	2.5%	2.7%
Others(1)	19.2%	19.3%
Source: Ratios are calculated by Bancolombia based on figures published by the SFC.
(1)Nubank was registered as financial company so is not included in others

Checking Accounts
Market Share

Checking Accounts – Market Share (%)	2025	2024
Bancolombia	26.4%	27.4%
Banco de Bogotá	17.1%	18.1%
Davivienda	12.2%	11.0%
BBVA	10.6%	10.3%
Banco de Occidente	8.8%	8.7%
Itaú Corpbanca	2.3%	2.3%
Scotiabank Colpatria	2.3%	2.5%
Others(1)	20.3%	19.7%
Source: Ratios are calculated by Bancolombia based on figures published by the SFC.
(1)Nubank was registered as financial company so is not included in others

Time Deposits
Market Share

Time Deposits – Market Share (%)	2025	2024
Bancolombia	22.2%	22.2%
Davivienda	16.8%	17.9%
Banco de Bogotá	14.8%	13.9%
BBVA	12.6%	13.1%
Scotiabank Colpatria	5.1%	4.6%
Banco de Occidente	5.2%	4.7%
Itaú Corpbanca	3.0%	3.2%
Others(1)	20.2%	20.4%
Source: Ratios are calculated by Bancolombia based on figures published by the SFC.
(1)Nubank was registered as financial company so is not included in others
Saving Accounts
Market Share

Saving Accounts – Market Share (%)	2025	2024
Bancolombia	31.8%	30.7%
Davivienda	12.7%	12.5%
Banco de Bogotá	10.4%	10.8%
BBVA	9.8%	10.4%
Banco de Occidente	9.0%	9.1%
Scotiabank Colpatria	3.2%	3.5%
Itaú Corpbanca	1.8%	1.8%
Others(1)	21.3%	21.2%
Source: Ratios are calculated by Bancolombia based on figures published by the SFC.
(1)Nubank was registered as financial company so is not included in others

Bancoagrícola and its competitors

In 2025, Bancoagrícola continued to lead the Salvadoran financial system and ranked first in terms of total assets, loans, total deposits, stockholders’ equity and profits. The information presented in the following tables shows Bancoagrícola and its competitors on a stand-alone basis and was prepared based on publicly available information from the Financial System Superintendency (SSF), in accordance with Salvadoran accounting standards.

The following table illustrates the market share for the main institutions of the Salvadoran financial system as of December 31, 2025:

	Assets	Stockholders’ Equity	Loans	Deposits	Profits
Banco Agrícola	24.4%	23.5%	24.8%	25.6%	39.5%
Cuscatlán	17.0%	17.2%	17.4%	17.6%	18.1%
Davivienda	13.1%	13.5%	14.3%	13.1%	8.3%
BAC	14.1%	13.9%	15.5%	14.5%	10.3%
Hipotecario	8.4%	8.3%	5.7%	7.4%	8.1%
Promérica	5.5%	4.2%	5.6%	5.5%	2.6%
Otros	17.5%	19.4%	16.7%	16.3%	13.1%
Source: SSF (Superintendencia del Sistema Financiero)

The following tables illustrate the market share of Bancoagrícola and its main competitors, based on figures published by the Financial System Superintendency (SSF), as of December 31, 2025 and 2024:

Total Loans
Market Share

Total Loans – market Share (%)	2025	2024
Banco Agrícola	24.8%	24.2%
Cuscatlán	17.4%	17.9%
Davivienda	14.3%	14.2%
BAC	15.5%	15.6%
Hipotecario	5.7%	6.2%
Promérica	5.6%	5.7%
Otros(1)	16.7%	16.2%

(1) In 2024, Sociedad de Ahorro y Crédito Apoyo Integral, S.A. became the thirteenth bank in El Salvador's Financial System, now known as Banco Apoyo Integral.

Checking and Saving Accounts
Market Share

Checking and Saving Accounts – Market Share (%)	2025	2024
Banco Agrícola	30.7%	31.3%
Cuscatlán	19.0%	18.7%
Davivienda	12.4%	12.6%
BAC	15.5%	15.6%
Hipotecario	6.1%	6.0%
Promérica	4.8%	5.0%
Otros(1)	11.5%	10.8%
(1) In 2024, Sociedad de Ahorro y Crédito Apoyo Integral, S.A. became the thirteenth bank in El Salvador's Financial System, now known as Banco Apoyo Integral.
Time Deposits
Market Share

Time Deposits – Market Share (%)	2025	2024
Banco Agrícola	16.8%	15.1%

Cuscatlán	15.2%	15.0%
Davivienda	14.4%	15.2%
BAC	12.7%	14.2%
Hipotecario	9.7%	12.0%
Promérica	6.5%	7.2%
Otros(1)	24.7%	21.3%
(1) In 2024, Sociedad de Ahorro y Crédito Apoyo Integral, S.A. became the thirteenth bank in El Salvador's Financial System, now known as Banco Apoyo Integral.

Banistmo and its competitors
Banistmo (discontinued operation) is one of Panama’s leading banks, the second-largest bank in terms of balance sheet (total assets plus total liabilities), and the third-largest in terms of its loan portfolio, with a market share of 7.9%.

The following table illustrates the market share of the main institutions in the Panamanian financial system as of December 31, 2025.

MARKET SHARE
	Assets	Equity	Loans	Deposits	Profits
Banistmo	7.3%	7.0%	7.9%	9.2%	4.5%
Banco General	13.3%	11.0%	13.3%	19.5%	24.7%
Global Bank	6.4%	5.0%	7.1%	7.2%	1.9%
Banesco	4.1%	2.7%	4.3%	5.9%	2.3%
BAC	9.1%	25.6%	6.6%	8.3%	29.4%
Others	59.8%	48.7%	60.8%	49.9%	37.2%
Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)
The following tables illustrate the market share of Banistmo and its main competitors, based on figures published by the Superintendency of Banks of Panama, as of December 31, 2025, and December 31, 2024:
Total Loans
Market Share

Total Loans - Market Share (%)	2025	2024
Banistmo	7.9%	8.3%
Banco General	13.3%	13.1%
Global Bank	7.1%	6.9%
Banesco	4.3%	4.4%
BAC	6.6%	6.2%
Others	60.8%	61.1%
Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)

Saving Accounts
Market Share

Saving Account - Market Share (%)	2025	2024
Banistmo	9.7%	10.2%
Banco General	28.4%	29.1%
Global Bank	7.1%	7.4%
Banesco	6.8%	7.4%
BAC	5.1%	5.2%
Others	42.9%	40.7%
Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)
Checking Accounts
Market Share

Checking Accounts - Market Share (%)	2025	2024
Banistmo	8.3%	9.0%
Banco General	24.0%	23.2%
Global Bank	3.5%	3.8%
Banesco	10.1%	10.0%
BAC	12.3%	11.1%
Others	41.8%	42.9%
Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)
Time Deposits
Market Share

Time Deposits - Market Share (%)	2025	2024
Banistmo	9.3%	10.0%
Banco General	15.0%	14.9%
Global Bank	8.2%	8.3%
Banesco	4.4%	4.4%
BAC	8.3%	9.7%
Others	54.8%	52.7%
Source: Banistmo based on data by SBP (Superintendency of Banks of Panama)
Bam and its competitors
Bam is the fifth-largest bank in the banking system in Guatemala, measured by total assets, deposits and net loans, and the sixth in terms of stockholders’ equity.
As of December 31, 2025, the Bank Superintendency of Guatemala (SIB) has 19 banking entities under its supervision and inspection.
The information presented in the following tables was prepared in accordance with Guatemalan banking regulations, as reported to the SIB.

The following table illustrates the market share for the main institutions of the banking system at the end of 2025:

MARKET SHARE
	Assets	Stockholders’ Equity	Net Loans	Deposits	Profits
Banco Agromercantíl	7.5%	6.2%	9.3%	7.6%	1.2%
Banco Industrial	28.8%	22.8%	28.6%	26.6%	25.2%
Banrural	22.3%	24.8%	17.4%	24.1%	35.2%
Banco G&T Continental	12.0%	10.9%	11.5%	12.0%	11.3%
BAC-Reformador	7.7%	7.7%	9.8%	7.8%	6.5%
Bantrab	7.1%	11.6%	8.0%	7.3%	7.9%
Banco Promerica	5.3%	5.3%	6.7%	5.3%	4.9%
Others(1)	9.3%	10.7%	8.7%	9.3%	7.8%
(1) Others . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Cuscatlán, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, Nexa and Multimoney.
Source: Bank Superintendency of Guatemala (SIB).
The following tables illustrate the market share of Bam on a standalone basis and its main competitors, based on figures published by the SIB, under Guatemalan banking regulations, as of December 31, 2025, and 2024:
Net Loans
Market Share

Net Loans - Market Share (%)	2025	2024
Banco Agromercantil	9.3%	10.0%
Banco Industrial	28.6%	29.2%
Banrural	17.4%	16.3%
Banco G&T Continental	11.5%	11.2%
BAC-Reformador	9.8%	9.9%
Bantrab	8.0%	8.2%
Banco Promerica	6.7%	7.0%
Others(1)	8.7%	8.2%
(1) Others . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Cuscatlán, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, Nexa and Multimoney.
Source: Bank Superintendency of Guatemala (SIB).
Checking Accounts
Market Share

Checking Accounts - Market Share (%)	2025	2024
Banco Agromercantil	5.4%	5.9%
Banco Industrial	34.0%	33.9%
Banrural	24.7%	24.0%
Banco G&T Continental	12.0%	12.1%
BAC-Reformador	10.9%	11.0%
Banco Promerica	3.4%	3.5%
Bantrab	1.9%	2.1%
Others(1)	7.7%	7.5%
(1) Others . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Cuscatlán, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, Nexa and Multimoney.

Source: Bank Superintendency of Guatemala (SIB).
Time Deposits
Market Share

Time Deposits - Market Share (%)	2025	2024
Banco Agromercantil	8.0%	8.7%
Banco Industrial	23.6%	23.1%
Banrural	17.7%	16.5%
Bantrab	12.9%	13.7%
Banco Promerica	9.3%	9.4%
Banco G&T Continental	8.9%	8.8%
BAC-Reformador	6.7%	8.2%
Others(1)	12.9%	11.6%
(1) Others . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Cuscatlán, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, Nexa and Multimoney.
Source: Bank Superintendency of Guatemala (SIB).
Saving Accounts
Market Share

Saving Accounts - Market Share (%)	2025	2024
Banco Agromercantil	9.7%	9.3%
Banrural	31.7%	30.2%
Banco Industrial	21.7%	23.2%
Banco G&T Continental	16.0%	16.8%
Bantrab	6.5%	6.1%
BAC-Reformador	5.6%	5.9%
Banco Promerica	2.3%	2.4%
Others(1)	6.5%	6.1%
(1) Others . Includes the following banks: Internacional, Crédito Hipotecario Nacional, Ficohsa, Azteca, Cuscatlán, De Antigua, Vivibanco, Citibank, N.A. de Guatemala, Inv, Credicorp, Nexa and Multimoney.
Source: Bank Superintendency of Guatemala (SIB).
B.8Supervision and regulation
Grupo Cibest, as an issuer of securities listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia, or BVC) and registered in the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores, or RNVE), is under the exclusive control of the SFC in Colombia pursuant to Law 964 of 2005, Decree 2555 of 2010, External Circular 6 of 2025 (the SFC’s Basic Legal Circular) and External Circular 100 of 1995 (the SFC’s Basic Accounting and Financial Circular). The regulatory framework that governs Grupo Cibest is based mainly on general commercial laws, such as the Colombian Commercial Code and Law 222 of 1995, as well as specific regulations governing securities issuers, including Law 964 of 2005, Decree 2555 of 2010, and SFC regulations.
The SFC’s oversight includes verifying compliance with all Colombian laws related to corporate governance for issuers. This encompasses, among other things, the disclosure of material information to the market, submission of periodic reports to both the SFC and the market, and adherence to minimum corporate governance standards. In addition, under External Circular 6 of 2025 , Grupo Cibest must implement and maintain a comprehensive Anti-Money Laundering and Counter-Terrorism Financing system (Sistema Integral para la Prevención y Control de Lavado de Activos y de la Financiación del Terrorismo – SIPLA), which includes policies, procedures, and internal controls to prevent, detect, and report activities related to money laundering and terrorism financing, in compliance with Colombian regulations and international standards.

Pursuant to Law 1870 of 2017, Grupo Cibest is part of the financial conglomerate defined as the Sura-Bancolombia Financial Conglomerate. This conglomerate includes all supervised entities in Colombia, intermediate holding companies, and foreign financial entities of Sura and Bancolombia. Consequently, Grupo Cibest is subject to cross-border consolidated supervision based on four pillars: (i) integrated risk management, (ii) prudential requirements, (iii) cooperation and information exchange, and (iv) protocols for cross-border investment management.

While Grupo Cibest is regulated primarily as an registered issuer listed on the BVC and subject to the SFC’s exclusive control in that capacity, our business is also influenced by the regulatory framework applicable to our Subsidiaries, which are described below.

Colombia

Bancolombia is our main operating subsidiary and a Colombian credit institution supervised by the SFC. In practice, many regulatory requirements applicable at the level of Bancolombia, particularly those related to solvency and capital buffers, liquidity standards, large exposures and related‑party limits, enterprise risk management, cybersecurity and consumer protection, can affect Grupo Cibest on a consolidated basis.

Colombian banking regulators
The Colombian Constitution grants the Congress of Colombia the power to prescribe the general legal framework of the financial system, and the Government issues regulations within that framework. Multiple agencies have the authority to regulate the financial system, including the board of directors of the Central Bank, the Ministry of Finance and Public Credit (the Ministry of Finance), the SFC, the SIC and the Self-Regulatory Organization (Autoregulador del Mercado de Valores or AMV).
Regulatory framework for Colombian banking institutions
The basic regulatory framework of the Colombian financial sector is described below.
Decree 663 of 1993, as amended, defines the structure of the Colombian financial system and establishes the permitted forms of business entities and their authorized activities. Furthermore, Decree 663 of 1993 sets forth (i) licensing requirements, (ii) the procedure applicable for mergers and acquisitions, spin-offs, and other corporate reorganizations of the aforementioned entities, (iii) specific regulations that apply to the issuance and sale of shares and other securities by such entities, and (iv) certain rules regarding the activities of officers and directors of such institutions, among others.
Decree 2555 of 2010 contains regulations regarding banking, insurance and securities market activities, capital adequacy requirements, financial institutions’ corporate governance and principles relating to the determination, dissemination and publication of rates and prices of products and financial services, lending activities and resolution procedures.
External Circular 6 of 2025 and External Circular 100 of 1995 contain the rules and regulations issued by the SFC that apply to financial institutions and other entities under its supervision and control.
Financial institutions are subject to further rules if they engage in additional activities. Law 964 of 2005 regulates securities activities, which banks may undertake, and securities issuers. External Resolution 1 of 2018 (foreign exchange regulations), and External Resolution 4 of 2006 issued by the board of directors of the Central Bank, define the different activities that banks, including Bancolombia, may perform as foreign exchange market intermediaries, including lending in foreign currencies and investing in foreign securities.
Violations of any of the above statutes and their relevant regulations are subject to administrative sanctions and, in some cases, criminal sanctions.
Interest rates
Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (interés bancario corriente, or IBC), certified and calculated by the SFC as the weighted average rate of interest ordinarily charged by banks for loans made during a specified period. The certification process is carried out for the following credit portfolios: consumer and ordinary; small loans; and microcredit (which is further divided into five subcategories).

As of December 31, 2025, the maximum banking lending rates certified by the SFC for the credit portfolios are: (i) 24.36% for consumer and ordinary loans; (ii) 68.85% for small loans; and (iii) between 27.98% and 89.75% for the five remaining microcredit subcategory rates.
Capital adequacy requirements – Basel III
Capital adequacy requirements for Colombian financial institutions (set forth in Decree 2555 of 2010, as amended) are based on most of the Basel III standards. This regulation provides for a gradual implementation plan beginning in 2021 and ending in 2024 for requirements regarding solvency ratios and capital buffers. The SFC issued External Circular 020 of 2019, which sets capital adequacy requirements for credit institutions and requirements for reporting information to the SFC. Some of the highlights of this regulation are as follows:
The regulatory capital (patrimonio técnico) is calculated as the sum of the Common Equity Tier 1 Capital (patrimonio básico ordinario), the Additional Tier 1 Capital (patrimonio básico adicional) and the Tier 2 Capital (patrimonio adicional).
Revised criteria for debt and equity instruments to be considered Common Equity Tier 1 Capital, Additional Tier 1 Capital, and Tier 2 Capital were established. In addition, the SFC reviews whether a given instrument adequately complies with the applicable criteria in order for an instrument to be considered Tier 1 Capital or Tier 2 Capital, upon request of the issuer. Debt and equity instruments that have not been classified by the SFC as Tier 1 Capital or Tier 2 Capital shall not be considered Tier 1 Capital or Tier 2 Capital for the purposes of capital adequacy requirements.
The Capital Adequacy Ratio is set at a minimum of 9% of the financial institution’s total risk-weighted assets. However, each entity must comply with: (i) a minimum basic solvency ratio of 4.5% (which is defined as the ordinary basic capital after deductions divided by the financial institution’s total risk-weighted assets and off-balance sheet items); (ii) a minimum additional basic solvency ratio (which is defined as the sum of Common Equity Tier 1 Capital after deductions and Additional Tier 1 Capital, divided by the financial institution’s total risk-weighted assets and off-balance-sheet items) of 4.875%, which began on January 1, 2021, increasing gradually to 6% by January 1, 2024; (iii) a capital conservation buffer (which is defined as the Common Equity Tier 1 Capital after deductions divided by the financial institution’s total risk-weighted assets and off-balance-sheet items) of 0.375% starting on January 1, 2021, increasing gradually to 1.5% by January 1, 2024; (iv) a systemically important institution buffer (which is defined as the Common Equity Tier 1 after deductions divided by the financial institution’s total risk-weighted assets and off-balance-sheet items) of 0.25% starting on January 1, 2021, increasing gradually to 1% on January 1, 2024 (Bancolombia has been recognized by the SFC as a domestic systemically important institution in Colombia); and (v) a combined buffer equivalent to the sum of the aforementioned buffers as of January 1, 2024. These ratios apply to credit institutions individually and on a consolidated basis.

Credit establishments must comply with a minimum leverage ratio of 3%, which is defined as the sum of the Common Equity Tier 1 Capital after deductions and the Additional Tier 1 Capital, divided by the leverage value. The leverage value is the sum of all net assets, the net exposures in all repo, simultaneous transactions and temporary transfer of securities, the credit exposures in all derivative instruments, and the exposure value of all contingencies.
Credit establishments must comply with minimum capital requirements for operational risk. This new capital requirement will be determined by the product of the Business Indicator (indicador de negocio), the Operational Risk Coefficient (coeficiente de riesgo operacional) and the Internal Loss Multiplier (indicador de pérdida interna). The Operational Risk Coefficient will be 12% of the Business Indicator, but if the Business Indicator exceeds COP 3 billion, the coefficient will be 15% for the excess amount. Each entity was required to comply with the requirement as of January 1, 2021.
For more information, see Item 5. Operating and Financial Review and Prospects - B1 Liquidity and Funding. Capital Adequacy.
The minimum capital requirement for applying for a banking charter on an unconsolidated basis is established in Article 80 of Decree 633 of 1993. This capital requirement for banks in 2025 is set at COP 140,254 million. Failure to meet the requirement could result in the SFC taking of possession (toma de posesión) of the bank (see Item 4. Information on the Company – B. Business Overview – B.8 –Supervision and Regulation – Bankruptcy Considerations).
Mandatory investments
The Central Bank regulations require financial institutions, including Bancolombia, to hold minimum mandatory investments in debt instruments issued by Fondo para el Financiamiento del Sector Agropecuario ('Finagro'), a Colombian public financial institution that finances production and rural activities to support the agriculture sector. The amount of these mandatory investments is calculated by applying a fixed percentage (ranging from 4.3% to 5.8%, depending on the type of liability) to the quarterly average of the end-of-day balances of certain liabilities, primarily deposits and short-term debt. The investment balance is calculated at the end of each quarter. Any required adjustment (due to a change in the quarterly average between periods) results in the purchase of additional securities or may result in the redemption by Finagro of securities in excess of the requirement. The purchase of additional securities takes place during the month following the date on which the calculation was performed.
Foreign currency requirements
According to External Resolution 1 of 2018 issued by the board of directors of the Central Bank, as amended or supplemented ('Resolution 1 of 2018'), a financial institution’s foreign currency position is the difference between the institution’s foreign currency-denominated assets and liabilities (including any off-balance-sheet items). In the case of foreign exchange market intermediaries that consolidate financial statements and have controlled foreign investments, such as Bancolombia, (i) the value of controlled foreign investments, and (ii) the value of derivatives and other liabilities designated by the intermediary as hedging instruments for the controlled foreign investments are excluded from its foreign currency position.
In addition, Resolution 1 of 2018 provides foreign currency position limits, such that a financial institution's positions may not exceed certain percentages of its technical capital in specific periods. It also requires banks to calculate a gross leverage position (posición bruta de apalancamiento) as it relates to its foreign currency position.
Reserve requirements
Credit institutions are required to satisfy reserve requirements with respect to deposits and other cash demands, which are held by the Central Bank in the form of cash deposits. The reserve requirements for Colombian banks are measured bi-weekly and the amount depends on the class of deposits.
According to External Resolution 3 of 2024, which amends External Resolution of 2008, the Central Bank require credit institutions to maintain reserves of (i) 7% over private demand deposits, government demand deposits, other deposits and liabilities; (ii) 2.5% over term deposits with maturities fewer than 540 days and (iii) 0% over term deposits with maturities greater than or equal to 540 days.
Nonperforming loan allowance
The SFC maintains rules on nonperforming loan allowances for financial institutions. The allowance level of these loans is determined by the profile and risk conditions of the clients and the specific conditions of the loan. These rules apply to Bancolombia’s financial statements on a standalone basis for Colombian regulatory purposes. Nonperforming loan allowances in the Consolidated Financial Statements are calculated according to IFRS.
Large exposures and concentration limits
The government, through Decree 1533 of 2022 and the SFC’s External Circular 3 of 2024, adopted the Basel Committee’s international standard on Large Exposures (LEX), which as of August 2025 modified the current rules on legal lending limits. The set of regulations establishes: (i) a 25% exposure limit of Tier 1 Capital with respect to the same counterparty or group of connected counterparties; (ii) the definition of a Large Exposure as an exposure that represents more than 10% of the Tier 1 Capital; (iii) metrics that align the measurement of exposures with metrics on the risk-weighted assets in terms of capital adequacy; and (iv) the criteria for the identification of connected counterparties, including control relationship, financial conglomerates, and economic interdependence. In addition, Decree 1358 of 2024 included a 25% limit for transactions with related parties that will apply from May 2026.
Payments system
External Circular DSP-465 issued by the Central Bank establishes standards for interoperability, governance, and operational procedures of the new interoperable Immediate Payments System managed by the Central Bank (Bre-B), which started operations in September 2025.

Decree 1069 of 2025 issued by the Ministry of Finance governs payment orders and fund transfers, imposing enhanced obligations on participating entities to ensure security, efficiency, and standardized practices. These measures create a legal and technical foundation for real-time, interoperable payments, fostering competition and financial inclusion.

Internal capital and liquidity assessment process
The SFC, through External Circular 025 of 2025, adopted Basel Pillar 2 recommendations, focusing on the supervisory review process requiring banks to assess their own capital adequacy beyond Pillar 1, through the implementation of capital and liquidity self-assessment programs (ICAAP-ILAAP) and the update of stress tests, which will be mandatory as of January 2028. The results of the ICAAP will be binding on credit establishments starting in January 2029.

Bankruptcy considerations
Colombian banks and other financial institutions are subject to special regulations regarding insolvency, restructuring and liquidation. Under Colombian banking law, the SFC has the power to intervene in the operations of a bank to prevent, or to control and reduce the effects of, a bank failure. The SFC also conducts periodic visits to financial institutions and may impose capital or solvency obligations on financial institutions without taking control of such financial institutions.
The SFC may require corrective and recovery measures, including enhanced supervision, mandatory recapitalization, transfers of assets and liabilities, mergers or other restructuring actions, and, if the situation is deemed critical, may take possession of a financial institution either to manage it or to coordinate its liquidation. Colombia’s financial conglomerates framework also strengthened crisis management tools applicable to deposit-taking institutions, including the use of bridge bank mechanisms to facilitate the transfer of assets and liabilities from a failing institution. Upon taking possession, the SFC appoints a special agent designated by Fogafín to manage the financial institution, and Colombian banking rules generally restrict creditors from initiating or continuing collection or enforcement actions, or creating liens over the financial institution's assets, during the possession process. If the financial institution is ultimately liquidated, certain savings instruments, including deposits, are excluded from the estate and paid prior to other liabilities, and the remaining claims are satisfied in accordance with statutory priority rules, with subordinated debt ranking junior to external liabilities and senior only to equity.
Deposit insurance—troubled financial institutions
Subject to specific limitations, Fogafin is authorized to provide equity (whether or not reducing the par value of the recipient’s shares) and/or secured credits to troubled financial institutions, and to insure deposits of commercial banks and certain other financial institutions.
To protect the customers of commercial banks and certain financial institutions, Resolution 1 of 2012 of the board of directors of Fogafin, as amended, requires mandatory deposit insurance. Banks must pay an annual premium of 0.30% of total funds received on savings accounts, checking accounts, certificates of deposit and other deposits, which is paid in four quarterly installments. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with the bank up to a maximum of COP 50,000,000, regardless of the number of accounts held.
Risk management systems
Commercial banks must have risk administration systems to meet the SFC minimum standards for compliance and to avoid and mitigate the following risks: (i) credit; (ii) liquidity; (iii) market; (iv) operational; (v) money laundering and terrorism; (vi) counterparty; (vii) interest rate risk in the banking book; and (viii) country risk.
Through External Circular 18 of 2021, the SFC issued the regulatory framework for the Comprehensive Risk Management System (Sistema Integral de Administración de Riesgos, or SIAR), which has been in effect since June 1, 2023, except for certain provisions related to risk data aggregation and reporting, which became effective on December 31, 2023. These provisions require financial entities to have a global vision of the risks to which they are exposed, since it integrates the management of credit, market, operational, liquidity, counterparty, guarantee, insurance and country risks.
Internal control system framework
The SFC updated its Internal Control System Framework with External Circular 8 of 2023, aiming to converge on international best practices and promote the development of robust corporate governance structures, adopting the recommendations of the Internal Control—Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), the Three Lines Model of the Chartered Institute of Internal Auditors (IIA) and the guidelines defined by the Basel Committee on Banking Supervision (BCBS) on corporate governance. These new rules came into effect on May 16, 2024.

Cybersecurity regulation
External Circular 7 of 2018 issued by the SFC, modified by External Circular 33 of 2020, contains the cybersecurity risk framework for financial institutions. These rules were adopted to enhance cyber risk management and promote the adoption of best practices. The framework (i) provides financial entities with a set of minimum requirements for information security and cybersecurity management; (ii) defines a single taxonomy to standardize the reporting of metrics and incidents related to information security and cybersecurity; and (iii) adopts the Traffic Light Protocol (TLP). External Circular 004 of 2024 issued by the SFC includes requirements for financial institutions to review the cybersecurity conditions of critical third-party providers; and rules over the framework of open finance services, including the limitation of web-scraping.
Anti-money laundering provisions for financial institutions
The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993; External Circular 6 of 2025; and the Colombian Criminal Code, as amended.
Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering ('FATF'). Colombia, as a member of the GAFI-SUD (a FATF-style regional body), follows the FATF’s recommendations. In 2022, the SFC introduced new requirements for financial entities and their risk management systems for Anti-Money Laundering/Combating the Financing of Terrorism (AML/CFT) – in Colombia referred to as the Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo ('SARLAFT'). The new SARLAFT requirements include due diligence on ultimate beneficial owners and politically exposed persons; countermeasures to circumstances that involve high-risk countries; information requirements in international and domestic transactions; supervision in correspondent activities; enhancement of technology tools, among others.
Financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism financing. Finally, the Colombian Criminal Code introduced criminal rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to terrorism financing and money laundering, including the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.
Consumer protection
Law 1328 of 2009 establishes a set of rights and responsibilities for customers of the financial system and a set of obligations for financial institutions in order to minimize disputes. This law also gives foreign banks more flexibility to operate in Colombia through 'branches.'
Pursuant to External Circular 23 of 2021 issued by the SFC, Smartsupervision technology was implemented to provide a mechanism for the detailed monitoring of petitions, complaints or claims (Peticiones, Quejas & Reclamos or 'PQR'). This mechanism, provided by the SFC, allows financial consumers to submit petitions, complaints or claims and for them to be answered in due time and in an appropriate manner.
Regulatory framework for Colombian subsidiaries that are non-participants in the financial sector
Grupo Cibest and its Colombian subsidiaries that do not provide financial services are governed by the laws and regulations embodied in the Colombian Civil Code and the Colombian Commercial Code, as well as any regulations issued by the SIC and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by Grupo Cibest and these subsidiaries.

Panama
Regulatory framework for Panamanian banking institutions

The banking business in Panama is regulated by Law Decree 9 of 1998 (as amended to date, including by means of Law Decree 2 of 2008, the 'Banking Law'). Pursuant to the Banking Law, the Superintendency of Banks of Panama (the Superintendency of Banks of Panama), as banking supervisor, has the power to issue accords and resolutions to regulate the banking system.
To implement Basel III capital standards, the Superintendency of Banks of Panama issued Accord 1-2015 establishing capital adequacy standards. This accord establishes new requirements for the composition of a banking entity's capital base, as well as for capital adequacy ratios, including the core Tier 1 capital ratio and the Tier 1 capital ratio, all in line with Basel III standards. This accord took effect in June 2016 and, as of January 1, 2019, the new rules were fully implemented.
In addition, in October 2023, the Superintendency of Banks of Panama issued Accord 5-2023, which establishes rules on the capital conservation buffer to ensure that banks accumulate reserves that can be used in the event of incurring losses. According to this new Accord, banks must establish a capital conservation buffer of 2.5% of risk-weighted assets (credit, market and operational), comprised of ordinary primary capital and in addition to all minimum regulatory capital requirements. This accord took effect on July 1, 2024, and banks have until July 2026 to comply.
In July 2025, the Superintendency of Banks issued a regulation introducing additional capital buffer requirements for domestic systemic banks, which will take effect in July 2027 with a transition period through July 2032. These additional capital buffers may require affected banks to maintain higher capital levels, which could limit capital distributions (such as dividends) or impact return on equity (ROE).

In terms of liquidity, banks with a general license are required to maintain 30% of their global deposits in liquid assets (which include short-term loans to other banks and other liquid assets) of the type prescribed by the Superintendency of Banks of Panama. Additionally, banks with a general license are required to maintain assets in Panama of not less than 60% of their local deposits or any other percentage set by the Superintendency of Banks of Panama. Under the Banking Law, central bank deposits and other similar deposits of international reserves of sovereign states enjoy immunity from seizure or attachment proceedings. In 2018, the Superintendency of Banks of Panama, moving forward with the implementation of Basel III liquidity standards, issued a Liquidity Coverage Ratio ('LCR') Accord that requires general license banks to maintain high-quality liquid assets in relation to their short-term net cash outflows. Daily compliance with the LCR (high-quality liquid assets as a percentage of net cash outflows) was implemented progressively, starting in December 2018 with a compliance rate of 25%, reaching a compliance rate of 100% in December 2022.
In 2025, the Superintendency of Banks of Panama issued a regulation that expanded the scope of High-Quality Liquid Assets (HQLA) and revised credit rating criteria applicable to certain financial instruments. In addition, another standard amended existing regulations to recognize the Panama Guarantee Fund as an eligible credit risk mitigant for capital adequacy purposes.

The Superintendency of Banks of Panama has also issued regulations consistent with Basel III standards regarding capital requirements for market risk in the trading book, regulations to improve country risk management and operational risk management, as well as governance and controls relating to investment in securities.

Regarding credit risk, in March 2016, the Superintendency of Banks of Panama issued Accord 3-2016, which establishes rules for the determination of risk-weighted assets applicable to on- and off-balance-sheet credit exposures, which are more risk-sensitive in line with Basel II and Basel III standards. This accord introduced the treatment of counterparty exposures in derivative transactions, as well as credit risk mitigation techniques, such as the treatment of financial guarantees.
In Panama, banks are prohibited from granting, directly or indirectly, to any natural or legal person, including any entity that is part of a bank's economic group, any loan or line of credit, guarantee or any other obligation (other than credit facilities fully secured by deposits in the bank) in favor of such person that exceeds at any time, individually or jointly, 25% of the bank's total regulatory capital. Related party obligations (as defined in the applicable regulations) exceeding (i) 5% of its total capital, in the case of unsecured transactions, and (ii) 10% of its total capital, in the case of secured transactions (other than loans secured by deposits with the bank) are prohibited.
The Superintendency of Banks of Panama is empowered to assume administrative and operational control of a bank, including the possession of its assets and the exercise of its administration, to defend the best interests of the bank's depositors and creditors, under any of the following situations: (i) at the request of the bank; (ii) if the bank is unable to continue its operations without endangering the interests of depositors; (iii) as a consequence of the evaluation of an advisor's report; (iv) failure to comply with measures ordered by the Superintendency of Banks of Panama; (v) if the bank conducts its operations in an illegal, negligent or fraudulent manner; (vi) if the bank has suspended payment of its obligations; and (vii) if the Superintendency of Banks of Panama determines that the capital adequacy, solvency or liquidity of the bank has deteriorated so as to require the intervention of the Superintendency of Banks of Panama. Upon expiration of the administrative control period, the Superintendent will decide whether to proceed with the reorganization of the bank, the compulsory liquidation of the bank or the return of administrative and operational control to the directors or legal representatives of the bank.
The Superintendency of Banks of Panama is also in charge of the supervision and oversight of the trust business, regulated by (i) Law 1 of 1984, which establishes aspects such as minimum requirements for trust contracts, characteristics of trusts, rights and responsibilities of settlors, trustees and beneficiaries and (ii) Law 21 of 2017 which strengthens the supervisory and regulatory capacities of the Superintendency of Banks of Panama with respect to the trust business and imposes rules with respect to trust licensing, accounting, corporate governance and reporting.
Economic and Business Environment and Regulatory Framework
Operations primarily conducted in Panama are characterized by an economy that uses the U.S. dollar as legal tender, a service-oriented financial sector, and an open economy with a high degree of integration into international markets. The country’s economic performance may be influenced by factors such as trade growth, financial services, foreign investment, logistics activity, and global economic conditions.

Panama updated its preferential mortgage interest framework to modernize subsidies for primary residence loans and align them with housing policy. The reform introduced tiered interest subsidies for new mortgages up to a defined threshold, administered through licensed banks. Later adjustments temporarily reinstated the prior regime and subsequently extended subsidy terms and revised calculation methods, effective January 2026. These measures form part of Panama’s housing finance system and may influence mortgage origination volumes, pricing, and operational processes within the local banking sector.

Other regulations in Panama
Securities market activities in Panama are subject to the supervision, control, and oversight of the Superintendency of the Securities Market Panama (the 'Superintendency of the Securities Market of Panama'). These activities are mainly regulated by Law Decree 1 of 1999, as amended to date (the 'Securities Law'), which establishes the regulatory framework for the Panamanian securities market. Among the most important aspects of the Securities Law are: (i) the establishment of a system of coordination and cooperation among financial supervisors, which allows for a broader supervision of financial conglomerates; (ii) the creation of the Superintendency of the Securities Market of Panama as a supervisory entity replacing the former National Securities Commission; (iii) the authorization of the Superintendency of the Securities Market of Panama to carry out consolidated supervision, as the national supervisor of intermediaries with agencies abroad, and to enter into cooperation agreements with foreign supervisors to facilitate consolidated supervision; (iv) the regulation of foreign currency exchange as a securities activity; (v) the introduction of provisions regarding the clearing and settlement of securities and financial instruments; and (vi) the creation of new participants to promote over-the-counter transactions.
The main aspects of the securities business covered by the Securities Law and the accords and resolutions issued by the Superintendency of the Securities Market are (i) licensing requirements for securities brokers, investment advisors, fund managers and self-regulatory organizations; (ii) registration requirements for risk rating agencies, providers of securities prices, securities, public offerings, funds and providers of securities market administrative services; (iii) authorization to solicit proxy votes in respect of registered securities; (iv) public offering notification requirements for the acquisition of registered shares; (v) options, futures and derivatives contracts; (vi) custody, clearing and settlement of securities; (vii) penalty and sanction procedures; (viii) voluntary liquidation, reorganization and bankruptcy of broker-dealers, self-regulatory organizations, funds and fund administrators; (ix) reporting by registered issuers of securities, broker-dealers, investment advisers, funds, fund administrators, self-regulatory organizations and other registered entities; (x) on-site inspection of broker-dealers, investment advisers, self-regulatory organizations, funds, fund administrators, securities market administrative service providers, securities pricing providers and rating agencies; (xi) capital requirements, liquidity requirements, risk assessment, confidentiality, conflict of interest, suitability, compliance and asset laundering of securities brokers; and (xii) communication of material events by registered securities issuers.
In May 2024, the Superintendency of the Securities Market issued Accord 5-2024, which set requirements for obtaining a securities firm license. Securities firms must provide an operating manual that must contain: (i) a detailed, step-by-step description of the entity's processes, including orders, times, flow charts and persons responsible for all activities carried out by the securities firm under its business plan; and (ii) the rules or policies of the securities firm. In addition, the securities firm must make a brochure of fees, approved by its board of directors, available to clients on its website.
Panama has also enacted a series of laws to prevent, detect and sanction money laundering activities such as: (i) Executive Decree 947 of 2014 reorganizing the Financial Analysis Unit for the Prevention of Money Laundering, Terrorism Financing, and Financing of the Proliferation of Weapons of Mass Destruction (the 'UAF'); (ii) Law 23 of 2015 adopting measures to prevent money laundering, terrorism financing, and financing of the proliferation of weapons of mass destruction; and (iii) Executive Decree 35 of September 6, 2022, which regulates Law 23 of 2015 and establishes the measures that banks and other regulated entities must adopt for the prevention, identification and reporting to the UAF of suspicious transactions.

Law 23 of 2015 and Accord 7-2015 issued by the Superintendency of Banks of Panama define regulated financial entities for purposes of money laundering, financing of terrorism or any other illicit activity.
Following the recommendations of the Financial Action Task Force ('FATF'), Panama enacted Law 70 of 2019, which amended the Criminal Code imposing the penalty of imprisonment for persons who engage in tax fraud, and Law 254 of 2021, which includes provisions on tax transparency, prevention of money laundering, and accounting records, due diligence, and beneficial owners.
In October 2016, Panama approved an agreement with the U.S. government to improve international tax compliance and to implement FATCA; in February 2017, it approved the Convention on Mutual Administrative Assistance in Tax Matters; and in October 2020 it approved the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting. All the above has enabled the exchange of information on tax matters between Panamanian tax authorities and a broader set of countries. In May 2017, the obligations and responsibilities of banking institutions with respect to due diligence procedures to identify reportable accounts were set forth in regulations, as well as the responsibilities with respect to the control measures and information requirements necessary to comply with international agreements. In addition, in February 2025, the Superintendency of Banks of Panama issued a regulation adopting an indicative guide on Politically Exposed Persons (PEPs), expanding PEP definitions, mandating enhanced due diligence, extended monitoring up to two years post-tenure, and requiring updated PEP categorization lists by obligated entities, in line with FATF Recommendation 12 and best international AML/CFT practices.

Cybersecurity regulation
Panama has several laws that regulate incidents related to technology systems.
The Criminal Code establishes penalties between two and eight years in prison to anyone who unduly enters or uses a database, network, or computer system, as well as to anyone who unduly seizes, copies, uses or modifies the data in transit or contained in a database or computer system, or interferes, intercepts, hinders or prevents its transmission. It also establishes the same penalties for anyone who alters, modifies, or manipulates programs, databases, networks, or computer systems to the detriment of a third party.
Law 81 of 2019 and Executive Decree No. 285 of 2021 establish the principles, rights, obligations, and procedures that regulate the protection of personal data. Law 81 of 2019 requires the persons responsible for the processing of personal data contained in databases to establish protocols, processes and procedures for management and secure transfer, protecting the rights of data owners over their data.
In 2013, Panama approved the Budapest Convention on cybercrime, by which Panama committed, among other things, to adopt legislative measures related to computer crimes and crimes against confidentiality, integrity and availability of data and computer systems. Additionally, through Resolution No. 17 of September 10, 2021, the National Council for Government Innovation approved the National Cybersecurity Strategy for the period 2021-2024.
The Superintendency of Banks of Panama, through Accord 8-2010, established provisions for the integral comprehensive management of risks to banks, including information technology risk and, through Accord 3-2012, developed the measures that banks must adopt in relation to information technology risk. These include, among others, establishing policies, strategic plans and procedures, as well as allocating necessary resources for information technology management and having an information technology committee, to oversee the management of the bank's information technology. Additionally, Accord 6-2011 established the guidelines for electronic banking and related risk management and Accord 6-2016 establishes guidelines for risk management regarding money laundering, terrorism financing and financing of the proliferation of weapons of mass destruction, which may arise with respect to new products and new technologies.
El Salvador
Regulatory framework for El Salvador banking institutions

El Salvador's Supervision and Regulation of the Financial System Law establishes the institutional framework for regulatory and supervisory bodies, mandating the Superintendency of the Financial System (SSF) to oversee all financial entities and the Central Reserve Bank (BCR) to issue necessary regulations. Its main objectives are to preserve stability, ensure efficiency, transparency, and security, and align with international best practices through consolidated supervision, risk management, and corporate governance.
The Banking Law establishes the legal framework for the authorization, operation, and supervision of banking institutions, defining requirements for capital adequacy, liquidity, liquidity reserve requirements, corporate governance, and risk management. The law regulates key aspects such as deposit-taking, lending, foreign exchange operations, and the provision of payment services, ensuring prudential standards aligned with international best practices. It also mandates liquidity reserve requirements determined by the Superintendency of the Financial System based on deposits and liabilities, and sets rules for transparency, consumer protection, and reporting obligations. Over time, the law has been amended to strengthen stability and adapt to changes in the market , including the repeal of certain chapters in 2025 following the enactment of the Law for the Stability of the Financial System and Deposit Guarantee, which strengthened deposit insurance regime.
Reserve Requirements
According to the Temporary Technical Standards (NPBT‑16), which took effect on October 8, 2025, reserve requirements range from 1% to 16%, depending on the type of deposit or obligation. Entities must maintain a balance in the 'Cash Holdings' account equal to or greater than 68% of the amount reported as of September 30, 2022. These Temporary Standards expire on March 24, 2026.
Asset and Liquidity Risk Requirements
The Technical Standards for Liquidity Risk Management (NRP‑05) regulate minimum guidelines and methodologies for managing liquidity risk in financial entities. The Central Reserve Bank, effective January 2, 2026, introduced the following ratios: High-Quality Liquid Assets (HQLA), the Liquidity Coverage Ratio (LCR), and the Net Stable Funding Ratio (NSFR), with progressive compliance targets through 2031.
The Technical Standards for Liquid Assets (NRP‑87), effective February 8, 2025, require banks to maintain an average of 3% in high-quality liquid assets, defining eligible instruments, calculation methodology, and reporting obligations.
The standards aim to bring banks to the required level of liquid assets within 16 months, starting from February 8, 2025, and ending by May 5, 2026. Liquid assets must be composed of easily realizable foreign securities, deposits in foreign banks, or deposits at the central bank.
Monetary Integration Law
In November 2000, El Salvador's Congress enacted the Monetary Integration Law, adopting the U.S. dollar as the sole legal currency at a fixed exchange rate of 8.75 SVC per USD 1.00. Since its implementation, all financial operations – including deposits, loans, pensions, securities offerings, and accounting records – must be expressed in U.S. dollars. Transactions made in Salvadoran colones before the law’s effective date were converted at the established exchange rate.

Investment Funds Law
Enacted in October 2014, the Investment Funds Law aims to promote economic activity by granting investors access to capital markets, diversifying the market and channeling of savings into productive sectors. It establishes the regulatory framework for the supervision of investment funds, their participation shares, and the companies that manage them, as well as other related participants. It also regulates the marketing of participation shares in foreign investment funds.
The law provides for the creation of investment fund managers, responsible for all actions, contracts, and operations necessary for fund administration. Technical Standards issued by the Central Reserve Bank in October 2016 govern permitted transactions, disclosure requirements, and risk management.
Financial Inclusion
Enacted in 2015, the Financial Inclusion Law promotes access to formal financial services through electronic money and simplified accounts subject to balance and transaction limits. Technical Standards NASF‑11, in effect since 2022, allow banks and other entities to operate through physical, digital, and mobile correspondents, expanding coverage in underserved areas under defined risk and reporting requirements.
Consumer Protection Law
In force since September 2005, the law covers all commercial activities, including online sales (e‑commerce), and sets basic protection and legal security for consumers. In June 2024, reforms tightened price transparency, limited the collection/transfer of personal and credit data without authorization, created procedures to remove dangerous products/

services from the market, added compliance measures. These provisions are complemented by technical standards issued by the Central Reserve Bank.
For financial services, the law imposes special rules on banks and other providers: a cap on default interest of ≤5% per year, respect for the consumer’s choice of insurer, and enhanced digital channel/e‑commerce obligations.
Bitcoin Law
Congress enacted bitcoin as legal tender in El Salvador, effective September 7, 2021. The law required the Central Reserve Bank to register bitcoin service providers and issue technical standards (NRP‑29) and guidelines for bitcoin and dollar services, applicable to banks, cooperative banks, savings and credit entities, and electronic money issuers.
On January 29, 2025, the law was amended to remove bitcoin’s status as legal tender and eliminate the term “currency” when referring to bitcoin, while continuing to allow bitcoin to circulate.. Acceptance became voluntary for private entities and individuals, while tax payments and transactions with the State must be made in U.S. dollars. Public entities are no longer obliged to provide conversion mechanisms. The Central Reserve Bank and the Superintendency issued updated technical regulations to align with these changes, maintaining oversight of bitcoin service providers under the new framework.
Cybersecurity regulation
The Technical Standards for Information Security Management (NRP‑23), effective July 1, 2020, set minimum cybersecurity requirements based on each entity’s size, risk profile, and operations. On March 8, 2022, NRP‑32 introduced mandatory controls for digital channels, including secure data handling and authentication. In May 2022, the government adopted a National Cybersecurity Policy to strengthen the legal framework and create mechanisms for information sharing and cybercrime response.
On November 23, 2024, the Cybersecurity and Information Security Law came into force, creating the State Cybersecurity Agency (ACE) to classify critical infrastructure operators and submit them for presidential ratification. Banks may be designated as essential service providers only if confirmed by the President of the Republic. Once classified, they must comply with ACE regulations, implement robust incident‑response plans and report cybersecurity breaches.
AML/CFT Standards
On October 17, 2025, El Salvador’s Special Law for the Prevention, Control and Sanction of Money Laundering, Terrorist Financing and Financing of the Proliferation of Weapons of Mass Destruction took effect, replacing the previous AML law. The new law strengthens the national Financial Investigation Unit (FIU), creates an interagency committee, CIPLAFT, reduces the number of obligated entities while adding digital‑asset providers and political parties, and raises the cross‑border cash declaration threshold. It adopts a risk‑based approach that prohibits blanket de‑risking and requires individual customer assessments.
Key changes include: beneficial ownership rules, reporting timelines, compliance, an enhanced sanction regime with severe/very severe categories and significant fines (including personal ineligibility for directors/managers), and migration to the United Nations goAML reporting platform. The UIF must issue guidelines within six months, with institutions given twelve months to adapt; until then, existing 2022–2023 standards remain applicable. These changes form part of El Salvador’s ongoing efforts to address the findings and recommendations of GAFILAT’s fourth round mutual evaluation and to align its AML/CFT framework with international standards.
The Instructive for the Prevention, Detection and Control of Money and Asset Laundering, Terrorist Financing and Financing of the Proliferation of Weapons of Mass Destruction, issued on June 7, 2022, establishes rules for cash transaction monitoring, identity verification prior to onboarding, and reporting of international transactions. Amendments effective September 27, 2023, reinforced annual internal audits, mandatory reporting to the Board and Compliance Officer, and enhanced profiling for high-risk customers and Politically Exposed Persons (PEPs).
Technical Standards for Money and Asset Laundering Risk Management, Terrorist Financing and Financing of the Proliferation of Weapons of Mass Destruction (NRP‑36), issued by the Central Reserve Bank and effective since October 10, 2022, align supervisory obligations with the UIF instructive and set detailed guidelines for governance, risk-based controls, detection and reporting of unusual operations, and overall AML/CFT compliance.
Financial stability regulations (troubled financial institutions)

On May 3, 2022, the Central Reserve Bank’s Technical Standards for the Preparation of Financial stability recovery plans entered into force, requiring institutions to maintain plans with stress scenarios, indicators, trigger processes, and communication protocols.
In 2025, the Law for the Stability of the Financial System and Deposit Guarantee was approved, establishing a resolution regime for failing institutions, and establishing the Financial Stability Committee and the Deposit Guarantee Institute (IGD), and repealing Titles IV and VI of the Banking Law, related to regularization, intervention, liquidation and the prior IGD framework. It also includes a gradual increase in the premiums that banks contribute to the IGD, rising from 0.10% to 0.15% of average, calculated quarterly on the daily average of total deposits, with the IGD board empowered to set higher risk‑based rates.
Credit card system
The Credit Card System Law, enacted in November 2009, establishes the legal framework for El Salvador’s credit card system, regulating the authorization of card issuers, credit card contracts, statements of account, relationships with affiliated merchants, and enforcement/sanctions for violations. Reforms effective July 20, 2022 strengthened consumer protections by eliminating membership fees on cards with limits ≤ US$2,000, prohibiting unsolicited card issuance and persistent direct promotion, removing overdraft surcharges when no purchase transactions occur, and barring cancellations due to inactivity without prior notice.
Digital assets issuance
The Digital Asset Issuance Law entered into force on February 2, 2023, creating a legal framework for public offerings of digital assets and establishing an alternative market to traditional securities. It introduced rules for issuers and service providers, aiming to promote innovation while ensuring investor protection.
Personal data protection
On November 23, 2024, El Salvador’s Personal Data Protection Law entered into force, guaranteeing the right to privacy and informational self‑determination and establishing rules for the collection, processing, storage, and transfer of personal data. The law grants ARCO rights (rights of access, rectification, cancellation, and opposition) and requires prior consent or legal cause and security measures for data processing. In 2025, the ACE, as the supervisory authority, issued policies to regulate the handling and protection of personal data by public and private entities.
Investment banking
In 2025, El Salvador approved the Investment Banking Law, which establishes a regulatory framework for specialized entities authorized to provide complex financial services, including structured financing, mergers and acquisitions advisory, and digital asset management. The law introduces a combined licensing regime for financial intermediation and digital asset service provision, subject to applicable regulatory oversight.
Alternative Private Investment Funds
In 2025, El Salvador enacted the Alternative Private Investment Funds Law, which provides a framework for the formation and operation of private collective investment vehicles targeting sophisticated investors. The law permits investments in both traditional and digital assets and requires compliance with international accounting and auditing standards.
Public security
In 2025, El Salvador remained under a state of exception first declared on March 27, 2022, and extended consecutively, under which certain constitutional guarantees have been suspended nationwide. The measure is not specific to the financial sector. However, it is part of the broader operating context and should be taken into account when assessing of the legal and institutional environment. Bancoagrícola continues to conduct its operations under the applicable regulatory framework and maintains its governance and compliance standards.

Guatemala

Regulatory framework for Guatemalan banking institutions

The Guatemalan financial system operates under a regulatory framework primarily established by Decree No. 19-2002, the Banks and Financial Groups Law (Ley de Bancos y Grupos Financieros) and Decree No. 18-2002, the Financial Supervision Law (Ley de Supervisión Financiera). These laws define the structure and organization of the financial system and grant supervisory authority to the Guatemalan Superintendency of Banks, which is responsible for overseeing financial institutions and ensuring compliance with prudential and regulatory standards.

The Financial Supervision Law establishes the Guatemalan Superintendency of Banks and regulates its functions. The law establishes the scope of the Superintendency as the entity responsible for the supervision and inspection of the financial system in Guatemala, ensuring its stability and security.

Cybersecurity regulation

Resolution JM-98-2025, the Regulation for the Administration of Technology Risk (Reglamento para la Administración del Riesgo Tecnológico) establishes minimum guidelines that institutions within the financial system must observe for the administration of technology risk, including aspects related to information technology infrastructure, information systems, databases, technology services, information security, cybersecurity, disaster recovery planning, and the processing and/or storage of information. The regulation incorporates a specific chapter on cybersecurity, with management procedures focused on governance, identification, protection, detection, response, and recovery, as well as provisions for the organization of cyber incident response teams and the exchange of information among institutions.

In addition, it regulates the use of artificial intelligence systems, requiring the identification, assessment, and monitoring of associated risks, human oversight, and the application of principles of security, resilience, privacy, transparency, and fairness.

Resolution JM-91-2024, the Regulation on Security Measures in Electronic Channels (Reglamento de Medidas de Seguridad en Canales Electrónicos) establishes minimum security standards for banks, financial institutions, and offshore entities to manage risk in electronic transactions and prevent fraud. It defines electronic channels as platforms used to conduct transactions and exchange information. The regulation establishes a Fraud Risk Monitoring and Prevention Center to analyze complaints, issue alerts, and propose preventive measures to the Risk Management Committee. It also mandates the creation of a User Service Unit responsible for documenting cases, reporting fraud, and promoting education on security in electronic channels.

Other Regulations in Guatemala

Decree No. 67-2001, the Law Against the Laundering of Money or Other Assets (Ley Contra el Lavado de Dinero u Otros Activos), and Governmental Agreement No. 118-2002, Regulations to the Law against the Laundering of Money or Other Assets (Reglamento de la Ley Contra el Lavado de Dinero u Otros Activos) were enacted for the purpose of preventing, controlling, monitoring, and punishing the laundering of money or other assets derived from the commission of any crime. These regulations also established a Special Verification Intendancy (IVE) within the Superintendency of Banks, which is responsible for requesting and receiving information related to financial, commercial, or business transactions that may be linked to money laundering and for reporting such information to the competent authorities.

Resolution JM-117-2009, the Regulation for the Administration of Liquidity Risk (Reglamento para la Administración del Riesgo de Liquidez) establishes rules for banks, financial companies, and offshore entities to manage liquidity risk and their liquidity risk management strategy, based on the credit profile of the institution. These rules include prudential policies and processes to identify, quantify, monitor, and control liquidity risk, the capacity to manage liquidity on a day-to-day basis, and contingency plans to address liquidity problems.

Resolution JM-47-2022, the Regulation for the Administration of Credit Risk (Reglamento para la Administración del Riesgo de Crédito) regulates certain activities of banks, offshore entities, and financing subsidiaries, establishing rules on the minimum information required from applicants and borrowers, as well as the valuation of credit assets.

Resolution JM-67-2023, Amendments to the Regulation for the Administration of Credit Risk (Modificaciones al Reglamento para la Administración del Riesgo de Crédito) amends Resolution JM-47-2022 to facilitate the implementation of the Regulation for the Administration of Credit Risk and help maintain the stability of the supervised banking system.

Resolution JM-86-2023, the Collective Insurance Regulation (Reglamento del Seguro Colectivo) modernizes the legal framework for the management of collective insurance, focusing on optimizing performance and highlighting insurers’ obligations regarding customer service and communication with insured parties, improving transparency and protection for policyholders. Important aspects of the regulation include changes to placement and coverage guidelines and rules regarding electronic insurance contracting, among others.

Agreement No. 6-2014, Instructions for the Disclosure of Information by Banks, Financial Companies, Microfinance Entities, General Deposit Warehouses, and Holding Companies or Companies Responsible for a Financial Group, as amended by Agreement No. 40-2023, establishes general guidelines for the disclosure of information by such entities. The purpose of the agreement is to ensure that economic agents have access to accurate, sufficient, and reliable data regarding the activities, financial position, risk exposure, and risk assessment of these institutions, promoting transparency, market discipline, and user confidence when making financial decisions.

Agreement No. 41-2023 of the Guatemalan Superintendency of Banks, amending Agreement No. 7-2014, Instructions for the Disclosure of Information by Insurance and Reinsurance Companies, aims to improve transparency and accessibility of certain financial information, including updated disclosure guidelines and requirements regarding timeliness and accuracy.

Decree No. 2-2024, the Credit Cards Law (Ley de Tarjetas de Crédito) regulates credit card operations, promotes transparency between issuers and users, and protects cardholders. The law establishes provisions regarding contracts, interest rates, fees, and sanctions. It highlights the creation of the Financial Services Protection Unit within the Consumer Assistance Directorate, which is responsible for supervising compliance with the law, handling complaints, and imposing sanctions for violations. The law also defines criminal offenses such as card cloning and fraudulent use and imposes administrative fines based on the seriousness of the violations.

Resolution JM-56-2024, Regulations to the Credit Cards Law (Reglamento de la Ley de Tarjetas de Crédito), in force since September 1, 2024, complements the Credit Cards Law. Key aspects include the assessment of applicants’ payment capacity, the prohibition of interest on interest, reasonable calculation of minimum payments, disclosure of credit card terms and conditions, and supervision by the Guatemalan Superintendency of Banks to ensure compliance.

Decree No. 23-2024, the Competition Law (Ley de Competencia) aims to promote competition, strengthen economic efficiency, and protect consumers in Guatemala. It regulates anticompetitive practices such as the abuse of economic power, collusion, price fixing, and restrictions on production. The law establishes general and supplementary scopes of application for sectors regulated by specific laws and creates the Superintendency of Competition as an autonomous entity responsible for investigating violations, imposing sanctions, and promoting competition awareness. Sanctions include fines of up to 200,000 times the daily minimum wage for serious violations. The law incorporates payment capacity assessments and the imposition of interest for noncompliance, and establishes administrative procedures based on principles of due process and procedural efficiency.

International regulations that apply to us

FATCA

FATCA, a U.S. federal tax law enacted in 2010, imposes a 30% withholding tax on 'withholdable payments' made to non-U.S. financial institutions that do not participate in the FATCA program or that fail (or, in some cases, that have affiliates in which they hold an interest of more than 50% and which are also non-U.S. financial institutions that fail) to provide certain information regarding their U.S. account holders and/or certain U.S. investors, such as U.S. account holders and U.S. investors ('U.S. account holders') to the IRS.

Among the countries where Grupo Cibest operates, Colombia and Panama have signed an IGA Model 1 (an intergovernmental agreement between the U.S. and a partner jurisdiction, through which the latter commits to reporting information to the IRS about financial accounts held by U.S. persons in Foreign Financial Institutions ('FFIs') within its territory. Under this model, FFIs report the collected information to their local tax authority, which is responsible for automatically transmitting it to the IRS. In addition, certain subsidiaries of Grupo Cibest located in other countries have transmitted directly to the IRS the information required pursuant to FATCA, since those other countries have not entered into an IGA.

CRS

The Common Reporting Standard ('CRS'), approved by the OECD Council in 2014, is applicable to signatory countries of the Multilateral Competent Authority Agreement ('MCAA') and requires signatory countries to obtain information from their financial institutions and automatically exchange that information with other jurisdictions on an annual basis. The CRS defines (i) which financial institutions are required to report; (ii) the types of accounts covered; and (iii) the due diligence procedures that financial institutions must follow to identify the reporting information.

Among the countries where Grupo Cibest operates, Colombia and Panama have entered into the MCAA. Compliance with the terms of the international conventions signed for the exchange of information under CRS, the laws or any other regulations enforced in the relevant jurisdictions may increase Grupo Cibest compliance costs.
B.9    ESG2
As ESG-related requirements and expectations continue to evolve globally, we monitor and seek to comply with current regulations, including with respect to information that must be reported to our stakeholders under applicable law. See Item 3.D. Risk Factors – We are exposed to environmental, social, governance and sustainability risks that could affect our financial condition and operating results.

In addition, we have adopted policies, including those related to environmental and social risk analysis, environmental management, controversial issues in financing and investment, responsible investment, climate change and sustainable procurement.

Subject to applicable law, we are integrating ESG measures into our business strategy, including retail banking, wealth management, corporate banking, asset management and project finance. To that end, we have set a goal of financing COP 700 trillion before 2030 through credit and other financial services.

In our risk management strategy, we develop a risk map, which is designed to allow us to consolidate relevant information and knowledge from various experts, supplementing the management of traditional financial risks with information on emerging risks such as climate change. As part of this process, social and environmental risks – including climate change – have been integrated for analysis alongside traditional financial risks. This approach allow us to strengthen our climate change responses and prepares us for opportunities in a changing business environment. As part of our climate commitment, we have set goals in financing for the transition to a low carbon economy by 2030.

We have sought to establish an enriching work environment that actively contributes to the well-being of our employees and their families and to their personal development. Our goal is to be the place where talent chooses not only to grow, but also to thrive. Our methodology and measurement tool, the Voice of the Employee, integrates several instruments and touchpoints to listen to our employees and measure their perception of organizational culture, employee wellbeing, and their work experience. We use strategic indicators such as employee engagement, experience versus expectations, intention to remain in the organization, and well-being.

These efforts led to 92% participation in our annual survey carried out in Bancolombia and its subsidiaries, Bancoagrícola, Bam, and Banistmo, which showed 94% favorability in engagement with the following subindicators: 96% would recommend the organization to people they know as an excellent place to work, 93% believe that their job gives them a sense of personal achievement, and 92% feel motivated to exceed expectations in their work.

We also create events and initiatives designed to strengthen our brand and position ourselves as one of the best companies to work for in the countries where we operate. These initiatives were focused on retaining employees with key knowledge and, in turn, attracting new professionals in strategic areas, such as technology, cybersecurity, design, analytics, and artificial intelligence.

The overall ESG strategy guidelines are established by the Board of Directors, which is responsible for defining our strategy and long-term objectives. The Board’s Audit, Corporate Governance and Risk committees have direct responsibility for overseeing ESG issues and strategy, according to the roles and responsibilities of each committee.

C.Organizational Structure
The following chart summarizes the organizational structure of Grupo Cibest and certain subsidiaries, mostly involved in financial or capital market activities
2 Additional ESG-related information is available in our corporate management report, prepared in compliance with Colombian regulations, and on our sustainability website. Information included in our corporate management report or accessible through our website or the website of any of our subsidiaries is not incorporated into this Annual Report.

This chart does not reflect any intermediate holding companies or special purpose vehicles owned by one or more of the entities included in the table.
The following is a list of subsidiaries of Grupo Cibest as of December 31, 2025:

Entity	Jurisdiction of Incorporation	Business	Proportion of Ownership Interest and Voting Power Held by Grupo Cibest 2025

Valores Cibest S.A.S.(1)	Colombia	Investments	100.00%
Inversiones Cibest S.A.S.(1)	Colombia	Investments	100.00%
Cibest Investment Management S.A.S.(1)	Colombia	Investments	100.00%
Cibest Inversiones Estratégicas S.A.S.(1)	Colombia	Investments	100.00%
Bancolombia S.A.(1)	Colombia	Banking	100.00%
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%
Wompi S.A.S.	Colombia	Technology services provider	100.00%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%
Inversiones CFNS S.A.S.	Colombia	Investments	100.00%
P.A Tokenización Novus(2)	Colombia	Trust for administration and payments	100.00%
Negocios Digitales Colombia S.A.S.	Colombia	Payment solutions	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia	Colombia	Real estate investment fund	78.48%
P.A. Inmuebles CEM	Colombia	Mercantile trust	78.48%
P.A. Calle 92 FIC-11	Colombia	Mercantile trust	51.01%
P.A. FIC Edificio Corfinsura	Colombia	Mercantile trust	78.48%
P.A. FIC-A5	Colombia	Mercantile trust	78.48%
P.A. FIC Inmuebles	Colombia	Mercantile trust	78.48%
P.A. FIC Clínica de Prado	Colombia	Mercantile trust	60.47%
P.A. FIC A6	Colombia	Mercantile trust	78.48%

P.A. Central Point	Colombia	Mercantile trust	58.86%
P.A. Fideicomiso Twins Bay	Colombia	Mercantile trust	78.48%
Fideicomiso Lote Av San Martín	Colombia	Mercantile trust	78.48%
P.A. Fideicomiso Lote 30	Colombia	Mercantile trust	78.48%
Fideicomiso Fondo Inmobiliario Bancolombia	Colombia	Mercantile trust	78.48%
P.A. Florencia Ferrara	Colombia	Mercantile trust	43.16%
P.A. Flor Morado Plaza	Colombia	Mercantile trust	78.48%
P.A. Linz Granz del Rio	Colombia	Mercantile trust	43.16%
Fideicomiso Selecto Terrazu Etapa 1 Torre 1	Colombia	Mercantile trust	62.79%
Fideicomiso Selecto Terrazu Etapa 1 Torre 2(3)	Colombia	Mercantile trust	62.79%
Fideicomiso Lote C6 Carton de Colombia(3)	Colombia	Mercantile trust	43.16%
Fideicomiso Mokana Recursos(3)	Colombia	Mercantile trust	39.24%
Fideicomiso River Park(3)	Colombia	Mercantile trust	43.16%
Valores Simesa S.A.	Colombia	Investments	57.40%
P.A. FAI Calle 77	Colombia	Mercantile trust	98.00%
P.A. Nomad Salitre	Colombia	Mercantile trust	98.00%
P.A. Nomad Central-2	Colombia	Mercantile trust	98.00%
P.A. Calle 84 (2)	Colombia	Mercantile trust	98.00%
P.A. Calle 84 (3)	Colombia	Mercantile trust	98.00%
P.A. Nomad Distrito Vera	Colombia	Mercantile trust	98.00%
P.A. Nexo	Colombia	Mercantile trust	98.00%
P.A. Mercurio	Colombia	Mercantile trust	100.00%
P.A. CEDIS Sodimac	Colombia	Mercantile trust	100.00%
Wenia S.A.S	Colombia	Technology services	100.00%
P.A. Wenia	Colombia	Mercantile trust	100.00%
Nequi S.A. Compañía de Financiamiento	Colombia	Financial services	100.00%
P.A Títulos de Pagos por Ejecución(4)	Colombia	Mercantile trust	100.00%
Cibest Panamá Assets, S.A(5)	Panama	Investment	100.00%
Cibest Capital Panamá, S.A. (before Valores Banistmo S.A.)(5)	Panama	Purchase and sale of securities	100.00%
Bancolombia Panamá S.A.	Panama	Banking	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%
Banagrícola S.A.	Panama	Holding	99.17%
Banistmo S.A.	Panama	Banking	100.00%
Banistmo Investment Corporation S.A.	Panama	Trust	100.00%
Leasing Banistmo S.A.	Panama	Leasing	100.00%
Banistmo Panamá Fondos de Inversión S.A.(6)	Panama	Investment fund holder	100.00%
Desarrollo de Oriente S.A.(6)	Panama	Real estate	100.00%
Banistmo Capital Markets Group Inc.(6)(7)	Panama	Purchase and sale of securities	100.00%
Anavi Investment Corporation S.A.(6)(7)	Panama	Real estate	100.00%
Steens Enterprises S.A.(6)(7)	Panama	Portfolio holder	100.00%
Ordway Holdings S.A.(6)(7)	Panama	Real estate broker	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	100.00%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	99.68%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance agency	79.92%
Financiera Agromercantil S.A.	Guatemala	Financial services	100.00%
Agrovalores S.A.	Guatemala	Securities brokerage	100.00%
Arrendadora Agromercantil S.A.	Guatemala	Financial Leasing	100.00%
Asistencia y Ajustes S.A.	Guatemala	Roadside and medical assistance services	100.00%
Serproba S.A.	Guatemala	Maintenance and remodeling services	100.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	100.00%

Conserjeria, Mantenimiento y Mensajería S.A.“En liquidación”	Guatemala	Maintenance services	100.00%
Mercom Bank Ltd.(8)	Barbados	Banking	99.68%
New Alma Enterprises Ltd.	Bahamas	Investments	99.68%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%
Sinesa Cayman, Inc.(9)	Cayman Islands	Banking	100.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%
Accelera S.A. de C.V.	El Salvador	Credit card services	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Holding	98.89%
Gestora de Fondos de Inversión Banagrícola S.A.	El Salvador	Administers investment funds	98.89%
Bagrícola Costa Rica S.A.	Costa Rica	Business and management advising	99.17%
Cibest Capital Holdings USA LLC (before Bancolombia Capital Holdings USA LLC)	United States	Holding	100.00%
Cibest Capital Advisory Services LLC (before Bancolombia Capital Advisers LLC)	United States	Investment advisor	100.00%
Cibest Capital Securities LLC (before Bancolombia Capital LLC)	United States	Securities brokerage	100.00%
Wenia Ltd.	Bermuda	Technology services	100.00%
(1) Incorporation of subsidiaries due to changes in the corporate structure, whereby Grupo Cibest became the holding company of all financial entities and other companies within the group, including Bancolombia. For further information, see Consolidated Financial Statement, the Explanatory Note and Note 1. Reporting Entity.
(2) Trust for administration and payments consolidated by Inversiones CFNS S.A.S as of December 2025.
(3) Trust funds consolidated through Fondo de Capital Privado Fondo Inmobiliario Colombia: Fideicomiso Selecto Terrazu Etapa 1 Torre 2 as of May 2025; Fideicomiso Lote C6 Cartón de Colombia and Fideicomiso Mokana as of September 2025; and Fideicomiso River Park as of November 2025.
(4) Company consolidated as of December 2025 through Bancolombia.
(5) Investments of Grupo Cibest resulting from the partial spin-off by Banistmo of 100% of the shares it held in Cibest Capital Panamá, S.A. (before Valores Banistmo S.A.), in favor of Cibest Panamá Assets. For further information, see Consolidated Financial Statement, Item 4.A History and Development of the Company and Note 1. Reporting Entity.
(6) On December 18, 2025, Grupo Cibest informed to the market the execution of a share purchase agreement with Inversiones Cuscatlán Centroamérica S.A. for the sale of 100% of the shares of Banistmo. For further information, see Consolidated Financial Statement, Item 4.A History and Development of the Company, Item 10. B. Material Contracts and Note 1. Reporting Entity.
(7) Investments in non-operational stage.
(8) On September 30, 2021, Mercom Bank Ltd shareholder authorized the beginning of an organized and gradual process to transfer of the assets and liabilities of Mercom Bank, Ltd., to Bam. or other companies of Cibest Corporate Group. For further information, see Consolidated Financial Statement, Note 1. Reporting Entity.
(9) On October 5, 2020, the Board of Directors of Bancolombia Panamá (the subsidiary’s parent company), approved the commencement of a gradual wind-up process of Sinesa Cayman, Inc.'s operations (formerly Bancolombia Cayman). For further information, see Consolidated Financial Statement, Note 1. Reporting entity.

D.PREMISES AND EQUIPMENT
As of December 2025, our premises and equipment include Bancolombia's main office located on Avenida Los Industriales in Medellín, as well as other owned and leased facilities primarily located in Colombia, with an approximate total area of 414,351 square meters.
In 2025, our subsidiaries carried out improvements, openings, and renovations of some properties where branches, ATMs, and administrative offices operate. These improvements involved the execution of refurbishing and maintenance activities. The financing for these works was from our funds, totaling approximately COP 183,896 million.

We carried out a comprehensive evaluation of the physical risks affecting Grupo Cibest's ans its subsidiaries facilities, including branches, ATMs, administrative buildings, warehouses, and other assets. This analysis identified that the main risks these assets are exposed to are:
•Landslides: massive movements of rocks, debris, earth, or mud on slopes, which may compromise the stability of infrastructures
•Flooding: the occupation of normally dry areas due to sudden water accumulation, either from river overflow or coastal flooding
•Wildfires: uncontrolled fire spread in forested or wild land areas, affecting surrounding vegetation, flora, and fauna
•Intense rainfall, snow, or hail that may impact infrastructure and operations
•Cyclones: low-pressure systems with intense rains and strong winds that can cause significant damage

In 2026, efforts related to branches, ATMs and facilities will be focused exclusively on ensuring the operational continuity of the properties, prioritizing maintenance, preservation and minor improvements necessary to keep the infrastructure in optimal operating condition and no projects with material scope are planned. We expect to invest approximately COP 63,552 million in the refurbishing of owned and leased properties.
Our total premises and equipment for own use had a net book value as of December 31, 2025, of COP 2,410,891 million and the book value of right of use assets related to branches and rented offices amounts to COP 1,281,175 million. Banistmo, presents premises and equipment for own use net of COP 90,536 million and the book value of right of use assets related to branches and rented offices amounts to COP 188,545 million.
The following table provides information on our main owned and leased facilities where administrative activities, banking business activities, and data processing center operations take place:

Building / Facility	Location	Area (square meters)
Dirección General (Torre Norte, Torre Sur and Torre Oriente and Ciudad del Río)	Medellín, Colombia	117,118
Torre Atrio	Bogotá, Colombia	21,084
Niquía	Bello, Colombia	4,070
Edificio 9211	Bogotá, Colombia	9,578
Torre Barranquilla	Barranquilla, Colombia	8,801
Twins Bay 1	Cartagena, Colombia	2,866
Sucursal 8111	Bogotá, Colombia	679
Banca Personas Cali	Cali, Colombia	3,379
Sucursal Centro Comercial Santa Fe	Bogotá, Colombia	425
Gerencia de Zona Bucaramanga	Bucaramanga, Colombia	1,869

During 2025, in the ordinary course of business, we entered into new lease agreements for properties used in branch operations and self-service halls, resulting in an approximate increase of COP 32,996 million in the right-of-use asset. Notable among these new agreements are properties located in Colombia, which represented an increase in the right-of-use asset by approximately COP 19,135 million.
For further information relating to our branch network, see Item 4. Information on the Company, B5. Distribution Network. Accounting recognition for premises and equipment are described in Note 2 'Significant Accounting Policies' and Note 10 'Premises and Equipment, Net' to the Consolidated Financial Statements.
E.SELECTED STATISTICAL INFORMATION
The following information should be read together with the Consolidated Financial Statements as well as Item 5. Operating and Financial Review and Prospects. This information has been prepared based on our financial records, which are prepared in accordance with IFRS as issued by the IASB and the related interpretations issued by the IFRIC. The consolidated selected statistical information refer to us, including all subsidiaries.

E.1DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS’ EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL
Average balances for each of the years ended December 31, 2025, 2024 and 2023 have been calculated as the arithmetic average of the last 13 monthly IFRS balances. In addition, the interest rate subtotals are based on the weighted average of domestic and foreign assets and liabilities.
Average statement of financial position
The following tables show, for the years ended December 31, 2025, 2024 and 2023, respectively: (i) average balances for all of our assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for our interest-earning assets and interest-bearing liabilities.
For the year 2025, the average balances of all of our assets and liabilities, as well as the amounts of interest earned and interest paid, include the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025.

	Average statement of financial position and income from interest-earning assets for the fiscal year ended December 31,(2)
	2025(1)			2024			2023
	Average balance	Interest income earned	Average Yield / Rate	Average balance	Interest income earned	Average Yield / Rate	Average balance	Interest income earned	Average Yield / Rate
In millions of COP, except percentages
ASSETS
Interest-earning assets
Interbank borrowings
Domestic activities	163,720	9,373	5.73%	98,288	8,507	8.66%	91,258	10,028	11.00%
Foreign activities	2,049,202	91,368	4.46%	3,197,413	199,984	6.25%	2,981,291	187,279	6.30%
Total	2,212,922	100,741	4.55%	3,295,701	208,491	6.33%	3,072,549	197,307	6.40%
Reverse repurchase agreements and other similar secured loans
Domestic activities	3,245,865	143,663	4.43%	4,343,154	284,814	6.56%	2,676,670	292,971	10.90%
Foreign activities	34,754	1,137	3.27%	96,642	15,401	15.94%	73,920	11,777	15.90%
Total	3,280,619	144,800	4.41%	4,439,796	300,215	6.76%	2,750,590	304,748	11.10%
Debt instruments(3)
Domestic activities	20,819,348	1,582,154	7.60%	15,172,478	1,144,392	7.54%	10,599,721	1,376,246	13.00%
Foreign activities	10,101,857	512,596	5.07%	15,663,891	1,189,523	7.59%	16,826,459	281,213	1.70%
Total	30,921,205	2,094,750	6.77%	30,836,369	2,333,915	7.57%	27,426,180	1,657,459	6.00%
Loans and advances to customers, net
Domestic activities	192,434,712	24,263,989	12.61%	178,959,009	25,309,441	14.14%	172,515,187	27,947,473	16.20%
Foreign activities	56,154,842	4,972,013	8.85%	87,001,331	7,304,110	8.40%	89,986,484	7,293,314	8.10%
Total	248,589,554	29,236,002	11.76%	265,960,340	32,613,551	12.26%	262,501,671	35,240,787	13.40%
Total interest-earning assets
Domestic activities	216,663,645	25,999,179	12.00%	198,572,929	26,747,154	13.47%	185,882,836	29,626,718	15.90%
Foreign activities	68,340,655	5,577,114	8.16%	105,959,277	8,709,018	8.22%	109,868,154	7,773,583	7.10%
Total	285,004,300	31,576,293	11.08%	304,532,206	35,456,172	11.64%	295,750,990	37,400,301	12.60%
Total non-interest-earning assets
Domestic activities	24,551,716	-	-	20,705,057	-	-	23,428,476	-	-
Foreign activities(4)	62,058,763	-	-	23,959,853	-	-	24,158,685	-	-
Total	86,610,479	-	-	44,664,910	-	-	47,587,161	-	-
Total interest and non-interest earnings assets
Domestic activities	241,215,361	25,999,179	10.78%	219,277,986	26,747,154	12.20%	209,311,312	29,626,718	14.20%
Foreign activities(4)	130,399,418	5,577,114	4.28%	129,919,130	8,709,018	6.70%	134,026,839	7,773,583	5.80%
Total	371,614,779	31,576,293	8.50%	349,197,116	35,456,172	10.15%	343,338,151	37,400,301	10.90%
(1)The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

(2)Our average total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(3)Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(4)The percentage of total average assets attributable to foreign activities was 35.1%, 37.2% and 39.0%, respectively, for the fiscal years ended December 31, 2025, 2024 and 2023.

	Average statement of financial position and interest paid on interest-bearing liabilities for the fiscal year ended December 31(2)
	2025(1)			2024			2023
	Average balance	Interest income earned	Average Yield / Rate	Average balance	Interest income earned	Average Yield / Rate	Average balance	Interest income earned	Average Yield / Rate
In millions of COP, except percentages
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking accounts
Domestic activities	23,927,038	21,270	0.09%	22,466,429	23,764	0.11%	22,001,228	22,131	0.10%
Foreign activities	13,531,155	93,466	0.69%	17,357,904	81,415	0.47%	18,432,636	68,657	0.40%
Total	37,458,193	114,736	0.31%	39,824,333	105,179	0.26%	40,433,864	90,788	0.20%
Saving accounts
Domestic activities	97,619,091	2,498,147	2.56%	83,711,882	2,676,437	3.20%	79,151,508	3,463,957	4.40%
Foreign activities	23,699,277	531,486	2.24%	27,779,679	463,925	1.67%	29,694,615	395,108	1.30%
Total	121,318,368	3,029,633	2.50%	111,491,561	3,140,362	2.82%	108,846,123	3,859,065	3.50%
Time deposits
Domestic activities	64,039,718	5,965,943	9.32%	60,786,003	6,880,218	11.32%	54,810,787	7,586,429	13.80%
Foreign activities	28,248,027	1,219,213	4.32%	44,402,637	2,089,914	4.71%	42,637,064	1,787,234	4.20%
Total	92,287,745	7,185,156	7.79%	105,188,640	8,970,132	8.53%	97,447,851	9,373,663	9.60%
Repurchase agreements and other similar secured borrowing
Domestic activities	1,890,926	151,329	8.00%	1,068,567	45,253	4.23%	968,917	160,766	16.60%
Foreign activities	323,032	9,507	2.94%	226,752	17,641	7.78%	54,757	6,968	12.70%
Total	2,213,958	160,836	7.26%	1,295,319	62,894	4.86%	1,023,674	167,734	16.40%
Borrowings from other financial institutions(3)
Domestic activities	5,173,286	465,515	9.00%	5,662,586	669,512	11.82%	5,645,529	798,977	14.20%
Foreign activities	4,826,075	360,946	7.48%	8,518,466	680,401	7.99%	11,769,294	860,019	7.30%
Total	9,999,361	826,461	8.27%	14,181,052	1,349,913	9.52%	17,414,823	1,658,996	9.50%
Interbank deposits(3)(4)
Domestic activities	73,448	16,713	22.75%	-	2,958	-%	71,595	11,260	15.70%
Foreign activities	-	35	-%	639,639	19,348	3.02%	723,898	19,280	2.70%
Total	73,448	16,748	22.80%	639,639	22,306	3.49%	795,493	30,540	3.80%
Debt instruments in issue
Domestic activities	2,191,337	237,165	10.82%	3,211,356	591,122	18.41%	4,602,387	895,296	19.50%
Foreign activities	5,808,472	445,158	7.66%	11,248,144	610,990	5.43%	12,856,710	531,319	4.10%
Total	7,999,809	682,323	8.53%	14,459,500	1,202,112	8.31%	17,459,097	1,426,615	8.20%
Lease liability
Domestic activities	1,147,601	98,607	8.59%	1,105,501	95,481	8.64%	987,982	71,808	7.30%
Foreign activities	179,074	12,507	6.98%	703,013	40,065	5.70%	802,540	42,007	5.20%
Total	1,326,675	111,114	8.38%	1,808,514	135,546	7.49%	1,790,522	113,815	6.40%
Total interest-bearing liabilities
Domestic activities	196,062,445	9,454,689	4.82%	178,012,324	10,984,745	6.17%	168,239,933	13,010,624	7.70%
Foreign activities	76,615,112	2,672,318	3.49%	110,876,234	4,003,699	3.61%	116,971,514	3,710,592	3.20%
Total	272,677,557	12,127,007	4.45%	288,888,558	14,988,444	5.19%	285,211,447	16,721,216	5.90%
Total non-interest bearing liabilities
Domestic activities	17,096,243	-	-	16,624,159	-	-	15,982,833	-	-
Foreign activities	38,711,644	-	-	2,947,687	-	-	3,298,036	-	-
Total	55,807,887	-	-	19,571,846	-	-	19,280,869	-	-
Stockholders' equity

Domestic activities	35,566,709	-	-	32,207,927	-	-	29,371,732	-	-
Foreign activities	7,562,626	-	-	8,528,785	-	-	9,474,103	-	-
Total	43,129,335	-	-	40,736,712	-	-	38,845,835	-	-
Total interest and non-interest bearing liabilities and stockholders’ equity(5)
Domestic activities	248,725,401	9,454,689	3.80%	226,844,411	10,984,745	4.84%	213,594,498	13,010,624	6.10%
Foreign activities(5)	122,889,378	2,672,318	2.17%	122,352,705	4,003,699	3.27%	129,743,653	3,710,592	2.90%
Total	371,614,779	12,127,007	3.26%	349,197,116	14,988,444	4.29%	343,338,151	16,721,216	4.90%
(1)The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)Our average of total assets and total liabilities and stockholder's equity were calculated considering the last 13 monthly IFRS balances.
(3)Includes both short-term and long-term borrowings.
(4)Includes borrowings from banks located outside Colombia.
(5)The percentage of foreign activities over total average liabilities attributable was 35.1%, 36.9% and 39.5%, respectively, for the fiscal years ended December 31, 2025, 2024 and 2023.
Changes in net interest income and expenses- volume and rate analysis
The following table allocates, for domestic and foreign activities, changes in our net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the year ended December 31, 2025 compared with the year ended December 31, 2024; and the year ended December 31, 2024, compared with the year ended December 31, 2023. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	December 31, 2025(1)-December 31, 2024			December 31, 2024-December 31, 2023
	Increase (decrease) due to changes in:			Increase (decrease) due to changes in:
	Volume	Rate	Net Change	Volume	Rate	Net Change
	In millions of COP
Interest-earning assets
Interbank borrowings
Domestic activities	1,762	(896)	866	867	(2,388)	(1,521)
Foreign activities	(60,357)	(48,259)	(108,616)	13,513	(808)	12,705
Total	(58,595)	(49,155)	(107,750)	14,380	(3,196)	11,184
Reverse repurchase agreements and other similar secured loans
Domestic activities	(61,729)	(79,422)	(141,151)	(22,904)	14,747	(8,157)
Foreign activities	(6,365)	(7,899)	(14,264)	3,621	3	3,624
Total	(68,094)	(87,321)	(155,415)	(19,283)	14,750	(4,533)
Debt instruments(2)
Domestic activities	429,066	8,696	437,762	(8,116,489)	7,884,635	(231,854)
Foreign activities	(349,933)	(326,994)	(676,927)	(18,060)	926,370	908,310
Total	79,133	(318,298)	(239,165)	(8,134,549)	8,811,005	676,456
Loans and advances to customers, net
Domestic activities	2,375,393	(3,420,845)	(1,045,452)	1,099,138	(3,737,170)	(2,638,032)
Foreign activities	(2,756,961)	424,864	(2,332,097)	(134,170)	144,966	10,796
Total	(381,568)	(2,995,981)	(3,377,549)	964,968	(3,592,204)	(2,627,236)
Total interest-earning assets
Domestic activities	2,744,492	(3,492,467)	(747,975)	(7,039,388)	4,159,824	(2,879,564)
Foreign activities	(3,173,616)	41,712	(3,131,904)	(135,096)	1,070,531	935,435
Total	(429,124)	(3,450,755)	(3,879,879)	(7,174,484)	5,230,355	(1,944,129)
Interest-bearing liabilities:
Checking accounts
Domestic activities	1,713	(4,207)	(2,494)	474	1,159	1,633
Foreign activities	(10,533)	22,584	12,051	(3,702)	16,460	12,758
Total	(8,820)	18,377	9,557	(3,228)	17,619	14,391
Saving accounts
Domestic activities	885,310	(1,063,600)	(178,290)	214,206	(1,001,726)	(787,520)
Foreign activities	(50,634)	118,195	67,561	(23,282)	92,099	68,817

Total	834,676	(945,405)	(110,729)	190,924	(909,627)	(718,703)
Time deposits
Domestic activities	396,543	(1,310,818)	(914,275)	1,051,429	(1,757,640)	(706,211)
Foreign activities	(708,971)	(161,730)	(870,701)	76,300	226,380	302,680
Total	(312,428)	(1,472,548)	(1,784,976)	1,127,729	(1,531,260)	(403,531)
Repurchase agreements and other similar secured borrowing
Domestic activities	49,198	56,878	106,076	18,507	(134,020)	(115,513)
Foreign activities	17,524	(25,658)	(8,134)	12,180	(1,507)	10,673
Total	66,722	31,220	97,942	30,687	(135,527)	(104,840)
Borrowings from other financial institutions
Domestic activities	(54,181)	(149,816)	(203,997)	2,421	(131,886)	(129,465)
Foreign activities	(278,560)	(40,895)	(319,455)	(270,890)	91,272	(179,618)
Total	(332,741)	(190,711)	(523,452)	(268,469)	(40,614)	(309,083)
Interbank deposits
Domestic activities	13,755	—	13,755	(3,523)	(4,779)	(8,302)
Foreign activities	(9,648)	(9,665)	(19,313)	(409)	477	68
Total	4,107	(9,665)	(5,558)	(3,932)	(4,302)	(8,234)
Debt instruments in issue
Domestic-activities	(154,081)	(199,876)	(353,957)	(258,246)	(45,928)	(304,174)
Foreign-activities	(1,103,175)	937,343	(165,832)	(52,660)	132,331	79,671
Total	(1,257,256)	737,467	(519,789)	(310,906)	86,403	(224,503)
Lease liability
Domestic-activities	3,614	(488)	3,126	9,165	14,508	23,673
Foreign-activities	(39,515)	11,957	(27,558)	(6,840)	4,898	(1,942)
Total	(35,901)	11,469	(24,432)	2,325	19,406	21,731
Total interest-bearing liabilities
Domestic-activities	1,141,871	(2,671,927)	(1,530,056)	1,034,433	(3,060,312)	(2,025,879)
Foreign-activities	(2,183,512)	852,131	(1,331,381)	(269,303)	562,410	293,107
Total	(1,041,641)	(1,819,796)	(2,861,437)	765,130	(2,497,902)	(1,732,772)
(1)The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)Tax-exempt income of tax-exempt investment securities has not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
Interest -earning assets-net interest margin and spread
The following table presents our levels of average interest-earning assets and net interest income and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2025, 2024 and 2023, respectively.

	Interest earning assets yield for the fiscal
	Year ended December 31,
	2025(1)	2024	2023
	In millions of COP, except percentages
Total average interest-earning assets
Domestic activities	216,663,645	198,572,929	185,882,836
Foreign activities	68,340,655	105,959,277	109,868,154
Total	285,004,300	304,532,206	295,750,990
Net interest income(2)
Domestic activities	16,544,490	15,762,409	16,616,094
Foreign activities	2,904,796	4,705,319	4,062,991
Total	19,449,286	20,467,728	20,679,085
Average yield on interest-earning assets
Domestic activities	12.00%	13.47%	15.94%
Foreign activities	8.16%	8.22%	7.08%
Total	11.08%	11.64%	12.65%
Net interest margin(3)
Domestic activities	7.64%	7.94%	8.94%
Foreign activities	4.25%	4.44%	3.70%
Total	6.82%	6.72%	6.99%
Interest spread(4)
Domestic activities	7.18%	7.30%	8.21%
Foreign activities	4.67%	4.61%	3.90%
Total	6.63%	6.45%	6.78%
(1)The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)Net interest income is interest income on loans less interest expense and includes interest earned on investments, as presented in the previous table “Average statement of financial position”.
(3)Net interest margin is net interest income divided by total average interest-earning assets.
(4)Interest spread is the difference between the average yield on interest-earning assets and the average rate accrued on interest-bearing liabilities.

E.2INVESTMENT PORTFOLIO
DEBT INSTRUMENTS PORTFOLIO MATURITY
The following table summarizes the maturities and weighted average nominal yields of our debt instruments at amortized cost and debt instruments at fair value through other comprehensive income as of December 31, 2025:

	Maturity less	Maturity between	Maturity between	Maturity More
	than 1 year	1 and 5 Years	5 and 10 Years	Than 10 Years	Total yield
	Yield %(1)	Yield %(1)	Yield %(1)	Yield %(1)	Yield %(1)
Securities issued or secured by: Foreign currency.-denominated(2):
Colombian Government	6.10%	5.99%	6.63%	-%	6.13%
Other financial entities	5.68%	5.89%	4.77%	-%	5.65%
Foreign Governments	3.58%	5.69%	5.71%	5.95%	5.10%
Corporate bonds	-%	5.03%	4.52%	6.57%	4.93%
Subtotal yield	4.00%	5.28%	4.78%	6.53%	5.04%
Securities issued or secured by: Peso-denominated(2)
Other financial entities	12.14%	15.79%	26.48%	-%	19.45%
Corporate bonds	-%	12.29%	-%	18.79%	14.95%
Colombian Government	9.52%	-%	-%	-%	9.52%
Other Government entities	5.58%	-%	9.13%	-%	5.63%
Subtotal yield	7.15%	12.44%	17.77%	18.79%	8.44%
Total yield	6.93%	6.78%	5.49%	14.72%	7.10%
(1)Yield was calculated using the internal rate of return (IRR) as of December 31, 2025, includes the effects of Banistmo's classification as asset held for sale since December 18, 2025. For more information see Consolidated Financial Statements, Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

E.3LOAN PORTFOLIO
Maturity of loans and advances to customers
The following table shows the maturities of our loan portfolio as of December 31, 2025:

	In one year or less	After one year through five years	After five years through 15 years	After 15 years	Total
In millions of COP
Commercial
Corporate	20,753,064	33,460,016	19,965,253	1,828,625	76,006,958
SME	4,070,363	8,539,793	1,060,389	186,436	13,856,981
Others	12,878,463	17,705,008	18,311,380	869,132	49,763,983
Total commercial	37,701,890	59,704,817	39,337,022	2,884,193	139,627,922
Consumer
Credit card	39,952	10,351,902	2,088,614	3,451	12,483,919
Vehicle	136,130	2,704,055	1,955,420	365	4,795,970
Payroll loans	2,209,043	1,812,470	2,800,720	12,514	6,834,747
Others	3,007,927	19,959,456	5,451,660	219,867	28,638,910
Total consumer	5,393,052	34,827,883	12,296,414	236,197	52,753,546
Mortgage
VIS	19,358	300,678	3,002,419	9,851,053	13,173,508
Non-VIS	801,434	683,013	7,694,010	12,064,407	21,242,864
Total mortgage	820,792	983,691	10,696,429	21,915,460	34,416,372
Financial Leases	2,283,462	8,690,954	13,328,370	4,190,343	28,493,129
Small Business Loan	53,098	987,314	20,720	1,880	1,063,012
Total gross loans and advances to customers	46,252,294	105,194,659	75,678,955	29,228,073	256,353,981
In general, the initial term of a loan will depend on the type of guarantee or collateral, the credit history of the borrower and the purpose of the loan. As of December 31, 2025, 59.08% of our loan portfolio had a maturity of five years or less.
Loans interest rate allocation
The following table shows the interest rate allocation of our loan portfolio by type due after one year and within one year or less:

As of December 31, 2025
In millions of COP
Loans with term of 1 year or more:
Variable Rate
Domestic-denominated	101,354,974
Commercial	76,800,325
Consumer	5,632,930
Mortgage	7,241
Financial Leases	18,914,478
Small business loan	-
Foreign-denominated	10,828,935
Commercial	6,179,840
Consumer	3,437,749
Mortgage	14,243
Financial Leases	15,006
Small business loan	1,182,097
Total	112,183,909
Fixed Rate
Domestic-denominated	80,339,377
Commercial	9,965,789
Consumer	34,273,740
Mortgage	983,453
Financial Leases	7,086,676
Small business loan	28,029,719
Foreign-denominated	17,578,401
Commercial	8,980,078
Consumer	4,016,075
Mortgage	4,977
Financial Leases	193,507
Small business loan	4,383,764
Total	97,917,778
Loans with term of less than 1 year:
Domestic-denominated	33,466,415
Commercial	30,189,409
Consumer	907,889
Mortgage	46,350
Financial Leases	2,277,133
Small business loan	45,634
Foreign-denominated	12,785,879
Commercial	7,512,481
Consumer	4,485,163
Mortgage	6,748
Financial Leases	6,329
Small business loan	775,158
Total	46,252,294
Total gross loans and advances to customers	256,353,981

E.4SUMMARY OF LOAN LOSS EXPERIENCE
Allowance for credit losses to total loans
The following table shows the allowance for credit losses to total loans outstanding for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
Allowance for credit losses to total loans.	5.17%	5.79%
The loss allowance for the loan portfolio and financial leasing operations decreased to 5.17% in 2025 from 5.79% in 2024. For more information see Note 6. Loans and advances to customers, net.

This decrease is attributable to:

The allowance for expected credit losses decreased compared to the prior year, primarily driven by the overall improvement in the credit performance of all portfolios compared to 2024. This improvement is evidenced by a reduction in past-due indicators, with loans past due more than 30 days decreasing from 5.20% in 2024 to 3.95% in 2025, and loans past due more than 90 days declining from 3.85% to 2.96% over the same period. Consequently, a lower proportion of exposures was classified under Stage 2 and Stage 3, reflecting a reduction in credit risk deterioration.

In addition with the reclassification of Banistmo in 2025 both the loan and the allowance balance decreased. However, if the reclassification had not been made the ratio of allowance to loans would have been even lower in 2025 because of the high percentage of collateralized loans in Banistmo.

For more information on the classification of Banistmo S.A. as an asset held for sale please refer to Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation. For more information on the variation in the Provision for impairment of loan portfolio and financial leasing operations over the client loan portfolio from 2024 to 2023, please refer to Note 6 of the Consolidated Financial Statements, "Loans And Advances to Customers, Net," under "Loans and financial leasing operating portfolio and Allowance for loans losses" and "Impact of movements in the value of the portfolio and loss allowance by Stage" as well as the "Risk management" note in the "Credit risk" section.

Ratio of charge-offs to average outstanding loans
The ratio of charge-offs to average outstanding loans for the years ended December 31, 2025 and 2024 was as follows:

Year ended December 31,
	2025	2024
Ratio of charge-offs to average outstanding loans	2.28%	2.95%
Commercial	0.88%	0.68%
Consumer	8.33%	11.67%
Mortgage	0.19%	0.37%
Financial Leases	0.95%	0.83%
Small Business Loan	3.42%	8.60%

The decrease in the charge‑off ratio in 2025 compared with the prior year is mainly attributable to the reduction in the nonperforming consumer loan portfolio throughout the period, supported by lower roll rates and enhanced recovery management effectiveness.
E.5DEPOSITS
Uninsured deposits

An uninsured deposit is any deposit that does not have a mechanism to protect and secure the depositor’s resources (either natural or legal person) in the event of insolvency or settlement of any financial institution.
The amount of uninsured deposits for 2025 and 2024 is COP 189,722,405 and COP 190,359,916, respectively.
The following table shows the time deposits held by us as of December 31, 2025 and 2024, unsecured:

	At December 31, 2025
	Unsecured Peso - Denominated	Unsecured Foreign Exchange- Denominated	Total
	In millions of COP
Up to 3 months	21,456,254	10,775,018	32,231,272
From 3 to 6 months	9,461,473	7,056,727	16,518,200
From 6 to 12 months	4,101,153	6,886,199	10,987,352
More than 12 months	12,933,262	1,529,356	14,462,618
Total time deposits	47,952,142	26,247,300	74,199,442

	At December 31, 2024
	Unsecured Peso - Denominated	Unsecured Foreign Exchange- Denominated	Total
	In millions of COP
Up to 3 months	17,810,529	10,773,646	28,584,175
From 3 to 6 months	7,967,231	6,678,490	14,645,721
From 6 to 12 months	5,179,422	8,418,227	13,597,649
More than 12 months	15,895,727	1,545,271	17,440,998
Total time deposits	46,852,909	27,415,634	74,268,543

For further information about deposits by customers, see Consolidated Financial Statement, Note 15. Deposits by customers.

F.Unresolved Staff Comments
None.
ITEM 5      Operating and financial review and prospects
The following discussion should be read in conjunction with our Consolidated Financial Statements included in this Annual Report.
The following discussion includes information regarding future financial performance and plans, targets, aspirations, expectations, and objectives of management, which constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. It is possible that our actual results may differ materially from the results discussed in the forward-looking statements because of several risks and uncertainties. Please see Cautionary Note Regarding Forward-Looking Statements.
In addition, please refer to the discussion in Item 3. Key Information – D. Risk Factors for a description of risks and uncertainties affecting our business and financial results and to Item 16.K – Cybersecurity, for a description of our cybersecurity framework.

A.Operating results
Impact of economic and monetary policies on Grupo Cibest's results
Our operating results are influenced by macroeconomic factors, primarily in Colombia but also in the other countries where we operate. The most significant variables include GDP growth, interest rates, inflation, and exchange rates, particularly the USD/COP exchange rate. Below is a summary of the trends for these variables in Colombia in 2025.

Economic Activity

Colombia's real GDP growth in 2025 was 2.6%, marking a stronger period after growing just 1.6% in 2024. The main drivers were private consumption and public spending, which offset a deterioration in the trade balance caused by higher imports. Household spending grew above GDP, supported by a resilient labor market and remittance income that was at historic high levels. Meanwhile, public spending recorded its highest increase since 2021.

The performance of key GDP components during 2025, compared to 2024 and in real terms (constant prices), was as follows: fixed investment increased by 2.9%, private consumption increased by 3.9%, total public spending increased by 7.5%, imports increased by 10.6%, and exports increased by 1.4%.To put this into context, private consumption accounted for 73% of nominal GDP in 2025, investment accounted for 16% and public spending 15%.

The sectors that exhibited the most dynamic growth during 2025 were arts, entertainment, and recreation (up 9.4%), retail (up 5.1%), and public administration, defense, health, and education, (up 4.4%).

Interest Rates
As of December 31, 2025, the Central Bank's benchmark interest rate, the repo rate, stood at 9.25%, following a reduction of 25 basis points during the year. In the eight Central Bank meetings where interest rate decisions were made, the board of directors opted to cut the repo rate only once, in April 2025, keeping it unchanged for the remainder of the year.

Inflation
Annual consumer inflation (measured by CPI) stood at 5.1% at the end of 2025, remaining very close to the 5.2% recorded at the end of 2024. The components that contributed the most to inflationary pressures in 2025 were shelter (with annual increases of 5.1% for imputed shelter and 5.3% for actual effective shelter), dining out (up 8.0%), and urban transportation (up 9.2%).

Inflationary pressures intensified toward the end of 2025, particularly in services. These pressures were compounded by increases in household electricity and natural gas prices. Moreover, the 23.7% increase in the minimum wage has become a key factor pushing inflation expectations for 2026 higher. Together, these dynamics are expected to result in a more contractionary monetary policy stance going forward.

Exchange Rate
The Colombian peso appreciated by 14.79% against the U.S. dollar in 2025, recovering to COP 3,757 per U.S. dollar by December. This contrasts sharply with the 10.9% depreciation experienced in 2024, when the exchange rate averaged December around COP 4,386 per U.S. dollar.

The recent appreciation of the Colombian peso has taken place against a broadly weakening U.S. dollar and an improvement in global risk appetite, which has increased investor demand for assets in emerging markets and particularly in Latin America. In Colombia, the peso has been further supported by attractive interest rate spread opportunities, as well as by sales of U.S. dollars in the spot market by the Ministry of Finance.

Outlook
Prospects for the Colombian economy, the financial sector in general, and for Bancolombia in particular, are expected to depend on these factors:

Favorable factors for the Colombian economy – medium-term	Unfavorable factors for the Colombian economy – medium term
Rapid economic recovery following the sustained increase in interest rates both locally and globally.

The country is expected to maintain responsible monetary policies.

Institutional strength will continue to ensure a stable political environment.

Democracy in Colombia, along with the separation of powers and checks and balances, underpins the predictability of policy measures and economic pragmatism.

The increase in remittances has substantially reduced Colombia’s external vulnerabilities, helping keep the current account deficit below 3.0% of GDP.

The Central Bank remains committed to its institutional mandate of targeting inflation and allowing the currency to float freely.

The country has a solid cushion of international reserves, which helps mitigate external vulnerabilities stemming from the, albeit declining, still relatively high current account deficit compared to peer countries.

Changes in the sociopolitical situation in Venezuela could open new opportunities for investment and bilateral trade in the long term, provided that institutional strengthening and security conditions materialize in that country.

Private investment remains low, which will constrain medium-term economic growth.

Persistently low investor confidence could impact private investment, posing risks to expectations that GDP growth will return to its potential level, slightly above 3%, in the coming years.

Low potential growth in the medium term could lead to challenges for public finances or heightened external vulnerabilities.

Colombia is exposed to the adverse effects of climate change, particularly flooding; over 80% of its population and economic activity is concentrated in approximately 20% of its territory, making it vulnerable to natural disasters.

Higher inflationary pressures and fiscal deterioration could generate upward pressure on interest rates.

Public finances could be affected in terms of revenue if international commodity prices decline.

The country faces significant volatility in international trade due to its dependence on hydrocarbons.

Low trade openness and an export base reliant on basic commodities imply high vulnerability to price shocks.

Elevated spending expectations for 2026, relative to revenues, pose risks to marking the highest fiscal deficit in Colombia’s recent history.

The risk of civil unrest will remain high throughout the 2026–2030 forecast period, reflecting deep societal divisions in Colombia and fragmentation in Congress, which will hinder swift progress in addressing issues such as poverty and low-quality education.

The recent declarations of an Economic State of Emergency introduce an additional source of political uncertainty that could affect private investment.

Threats of higher tariffs on trade with the U.S., other commercial sanctions, and reduced economic aid from key U.S. government agencies.

GENERAL DISCUSSION OF THE CHANGES IN RESULTS FOR 2025 VERSUS 2024
The following discussion does not address the changes in results for 2024 versus 2023; the discussion of these changes may be found in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC.

Summary
Grupo Cibest’s net income decreased in 2025 due to a one-time goodwill impairment related to the Banistmo agreement, but delivered strong operating results on the back of resilient margins and significantly lower provisions for deteriorated loans.

By virtue of the Banistmo sale agreement executed in December 2025, the entity had to be classified as an Asset Held for Sale and recognized as a Discontinued Operation, in accordance with IFRS 5. This classification remains in effect until the transaction is completed. From the classification date onward, its assets and liabilities are presented separately on the balance sheet, and its results are shown separately from continuing operations in the income statement, requiring the restatement of prior comparative periods3.

In Colombia, 2025 was marked by a moderate economic recovery driven by domestic demand, public spending and lower unemployment rates, although high inflation, contractionary monetary policy and ongoing fiscal pressures continued to
3 See note 32 - Discontinued operation.

weigh on the macroeconomic environment. Meanwhile, El Salvador, Panama, and Guatemala experienced moderate economic growth, supported by remittances, low‑to‑moderate inflation, and generally stable macroeconomic conditions, despite their ongoing structural and fiscal challenges.

In contrast to the depreciation observed in 2024, the Colombian peso strengthened throughout 2025, ending the year at COP 3,757.08 per U.S. dollar, an appreciation of 14.79%.

Loans and advances to customers and financial institutions decreased by 8.27% in 2025. This is mainly attributable to the Banistmo agreement, as assets were reclassified as "assets associated with investments in subsidiaries held for sale." It is also worth noting the aforementioned effect of the Colombian peso’s appreciation relative to the U.S. dollar, as balances from foreign subsidiaries are restated in Colombian pesos. Excluding the exchange‑rate effect, the annual variation would have been a 4.91% decrease.

Our operations in Colombia and El Salvador led the acceleration in credit originations, expanding at a faster pace in 2025 than the previous year. Mortgage loans recorded the highest percentage growth, particularly in Colombia, where reduced‑rate programs launched in 2024 remained in place during the first part of 2025.

Consumer lending re-emerged as a key growth driver after two years of contraction, with Bancolombia adopting a progressively more assertive but still-selective appetite for risk, concentrated on lower‑risk segments such as middle‑ and higher‑income individuals. At the same time, credit origination at our digital bank, Nequi, added further momentum, targeting lower‑income segments. Commercial lending posted a modest expansion, as demand from corporates in Colombia and Panama remained subdued. In contrast, our operations in El Salvador and Guatemala continued to display stronger credit dynamics. Commercial loans grew unevenly across regions, as corporate demand remained weak in Panama and showed only modest improvement in Colombia amid the current economic environment and political uncertainty, while El Salvador and Guatemala recorded more constructive activity led by corporate clients. However, given their smaller share of the consolidated portfolio, these operations had a limited impact at the Group level. The total loan book in Colombian pesos grew 9.77% while the portfolio in U.S. dollars decreased 33.42% (a decrease of 43.27% when calculated in Colombian pesos).

Asset quality remained strong in 2025, with the cost of credit declining across all loan categories, most notably in consumer lending, which continued its steady improvement of the last two years. While provision expense in 2024 was partially supported by favorable macroeconomic effects captured in our expected‑loss models, 2025 delivered an even lower full‑year provision expense, mainly attributable to the ongoing improvement of asset quality across the portfolio.

Credit impairment charges came down 11.32% to COP 4,430 billion for 2025 from COP 4,995 billion in 2024, and 30‑day and 90‑day NPL ratios decreased across all segments, reflecting a better credit cycle, especially in Colombia.

Allowance for loan and lease losses represented 134.41% of 30-day past-due loans (excluding accrued interest) at the end of 2025 compared with 112.39% of 30-day past-due loans (excluding accrued interest) at the end of 2024. Based on our expected loss credit models, we expect that these allowances will provide adequate coverage for expected loan losses.

Deposits by customers decreased 5.25% in 2025. This outcome is mainly attributable to the Banistmo sale agreement, as its liabilities were reclassified as "liabilities related to investments in subsidiaries held for sale". The net loans‑to‑deposits ratio stood at 91.9% in 2025, down from 94.3% at the end of 2024. This decline reflects, in part, the reclassification effects of Banistmo’s assets relative to its liabilities and also, the faster annual growth of deposits when compared to the loan book on a consolidated basis.

The net interest and valuation income margin fell to 6.13% in 2025 from 6.39% in 2024.

Net income attributable to equity holders of Grupo Cibest was COP 3,821 billion (COP 4,045 per share, both Common and Preferred Shares, and USD 3.99 per ADS) in 2025, a contraction of 39.04% compared with the COP 6,268 billion of net income attributable to equity holders of Grupo Cibest for 20244.

The average return on stockholder equity was 9.09% in 2025, down from 15.77% in 2024.

As of December 31, 2025, the banks that are part of Grupo Cibest comply with the regulatory capital adequacy requirements in each of the geographies in which they operate.

For further details, see Item 5.B.1 Capital Adequacy.
4 Formerly operating as Bancolombia prior to the establishment of the holding company in May 2025.

Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off-balance-sheet credit instruments.
Interest income – the sum of interest on loans, financial leases, overnight funds and interest and valuation income from investment securities – was COP 31,488 billion in 2025, down 4.16% from COP 32,854 billion in 2024. The decrease was mainly due to reduced yields in the credit portfolio, reflecting the impact of asset repricing in the ongoing interest rate easing cycle, given that a large portion of the loan book is indexed to variable rates.

In addition, mortgage loans, the fastest‑growing portion of the portfolio remained the lowest‑yielding segment in 2025, particularly in Colombia. Meanwhile, consumer lending, historically the segment with the highest risk‑adjusted returns, resumed its growth trajectory during the year; however, its still‑modest annual expansion was not sufficient to meaningfully offset the downward pressure on lending margins from the effects described above.

As a result, the weighted average nominal interest rate on loans and financial leases was 11.76% in 2025, down from 12.26% in 2024.

Interest expense was COP 12,061 billion in 2025, down 11.88% from COP 13,688 billion in 2024. Several hedging strategies executed during the year helped optimize the liability structure and manage interest rate exposure of the deposit base in Colombia. Also, Grupo Cibest increased the share of low‑cost deposits and adjusted the tenors of term deposits to accelerate repricing in line with the interest rate cycle. These measures largely offset the impact of lower loan yields as previously discussed, supporting overall profitability. Thus, the interest rate paid on interest-bearing liabilities decreased to 4.45% in 2025 from 5.19%, in 2024.

Interest on debt instruments using the effective interest method totaled COP 715 billion in 2025, down 1.86% from COP 728 billion in 2024, whereas total valuation on financial instruments was COP 1,436 billion, a decrease of 13.77% from 2024. The investment portfolio delivered strong results in 2025, extending the positive trend from 2024, with a high liquidity position. This performance was due to the effective execution of positions in the securities portfolio, by means of the valuation of debt instruments, and by efficient liquidity management through short‑term money market instruments, while distribution and sale of derivatives to commercial clients also added to robust income generation.

As a result, net interest income and valuation for 2025 was COP 19,426 billion, a 1.35% increase from COP 19,167 billion in 2024. This represents a net interest and valuation income margin from continuing operations of 6.13%, down 26 basis points from 6.39% recorded in 2024.

Fees and Commissions
The following table lists the principal categories of revenue-generating fees and commissions for the years ended on December 31, 2025, and December 31, 2024, along with year-to-year variations. For further information about the composition of Grupo Cibest and its subsidiaries segments, see Note 3 Operating segments.

Fees and commissions income, gross
As of December 31, 2025

	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases	All Other Segments	Total	Discontinued Operation Banking Panama

Revenue of contracts with customers for fees and Commissions	In millions of COP

Credit and debit card fees and commercial establishments	2,815,114	339,492	103,514	1,690	-	-	3,259,810	260,524
Payment and collections	1,136,610	-	-	-	-	-	1,136,610	7,611
Banking services	738,887	183,023	62,462	47,505	-	62,802	1,094,679	118,747
Bancassurance	1,090,888	12	-	-	-	1	1,090,901	64,711
Fiduciary Activities and Securities	-	9,266	893	50	-	634,665	644,874	7,682
Placement of securities	-	3,709	-	-	-	102,943	106,652	-
Acceptances, Guarantees and Standby Letters of Credit	69,154	4,802	1,761	600	-	-	76,317	27,701
Brokerage	-	-	-	-	-	42,214	42,214	-
Others	301,218	89,681	62,950	5,820	4	16,824	476,497	32,270
Total revenue of contracts with customers	6,151,871	629,985	231,580	55,665	4	859,449	7,928,554	519,246

As of December 31, 2024

	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases	All Other Segments	Total	Discontinued Operation Banking Panama

Revenue of contracts with customers for fees and Commissions	In millions of COP

Credit and debit card fees and commercial establishments	2,657,690	257,697	85,842	1,934	-	-	3,003,163	282,610
Payment and collections	1,024,053	-	-	-	-	-	1,024,053	15,735
Banking services	694,554	166,713	65,432	43,540	-	34,580	1,004,819	131,958
Bancassurance	958,311	47	-	-	-	13	958,371	67,193
Fiduciary Activities and Securities	-	6,515	902	50	-	544,820	552,287	18,964
Acceptances, Guarantees and Standby Letters of Credit	73,302	5,789	1,881	679	-	-	81,651	27,364
Placement of securities	-	2,097	-	-	-	78,120	80,217	1,670
Brokerage	-	-	-	-	-	20,648	20,648	16,473
Others	252,445	76,876	57,721	5,698	292	8,271	401,303	359
Total revenue of contracts with customers	5,660,355	515,734	211,778	51,901	292	686,452	7,126,512	562,326

The following table presents the variation in revenues from fees and commissions of contracts with customers between 2025 and 2024:

	Growth
	2025	-	2024
	COP		%

Credit and debit card fees and commercial establishments	256,647		8.55%
Bancassurance	132,530		13.83%
Payment and collections	112,557		10.99%
Fiduciary Activities and Securities	92,587		16.76%
Banking services	89,860		8.94%
Placement of securities	26,435		32.95%
Brokerage	21,566		104.45%
Acceptances, Guarantees and Standby Letters of Credit	(5,334)		(6.53)%
Others	75,194		18.74%
Total revenue of contracts with customers(1)	802,042		11.25%
(1) Total commission income from continuing operations.
Fees and commissions expenses
The following table presents fees and commissions related expenses:

	Year		Growth
	2025	2024	2025-2024
	In millions of COP
Banking services	1,737,216	1,458,363	278,853	19.12%
Sales, collections and other services	889,356	894,836	(5,480)	(0.61%)
Correspondent banking	618,969	620,818	(1,849)	(0.30%)
Payments and collections	77,008	46,792	30,216	64.58%
Others	251,061	204,573	46,488	22.72%
Total fees and commissions expenses	3,573,610	3,225,382	348,228	10.80%

Discontinued Operation Banistmo S.A.	261,793	286,392	(24,599)	(8.59%)
Fees and commission income, net

	Year		Growth
	2025	2024	2025-2024
	In millions of COP
Fees and commission income	7,928,554	7,126,512	802,042	11.25%
Fees and commission expenses	(3,573,610)	(3,225,382)	(348,228)	10.80%
Total fees and commissions income, net	4,354,944	3,901,130	453,814	11.63%

For 2025, gross revenues from fees and commissions totaled COP 7,929 billion, up 11.25% from COP 7,127 billion in 2024. The main sources of fee income are credit and debit cards, which accounts for approximately 41% of total fee income, payments and collections, banking services, and bancassurance, which each account for approximately 14%.

Credit and debit card income is derived from interchange fees paid by merchants and monthly maintenance charges. Revenues in this segment increased 8.55% year over year, driven by higher transaction volumes and larger interbank exchange fees associated with growth in national and international purchases made through both point‑of‑sale and electronic payment channels.

Banking services made a significant contribution to the increase in fees, posting an 8.94% growth in the period, due to, among other factors, higher revenues from digital banking in Colombia. Payment and collections fees grew 10.99% in the year, primarily due to a higher number of automatic payment transactions in Colombia.

Bancassurance recorded a 13.83% increase, a notable strengthening from 2024. The improvement reflects higher commission income from the distribution of insurance policies, as well as the start of a joint operation with a new underwriter in the second half of the year.

Fee expenses totaled COP 3,574 billion in 2025, up 10.80% from COP 3,225 billion in 2024. Banking services represented 51% of all fee expenses and increased by 20.53%. This change is mainly due to higher data‑processing costs for banking services, increased royalties paid to credit‑card franchises as transactional volumes expanded, and higher expenses associated with credit cardholder membership benefits.

Sales, collections and other services accounted for 25% of fee expenses. On an annual basis, this line declined 0.61%, reflecting lower expenses from outsourced sales and third‑party collection services.

Other Operating Income
Other operating income was COP 3,572 billion, up 20.02% from COP 2,976 billion in 2024 explained by foreign exchange effects driven by the appreciation of the local currency over the year.

Revenues from operating leases totaled COP 1,748 billion in 2024, a decrease of 4.31% from 2024. The variation reflects lower income from vehicle rentals and real‑estate lease operations under Fondo Inmobiliario Colombia (FIC).

Total dividends received and other net income from equity investments

Total dividends and other net income from equity investments was COP 693 billion in 2025, up 644.38% from COP 93 billion in 2024. The increase is primarily driven by the partial reversal of the impairment recognized in 2024 on the investment in Tuya S.A.

Operating expenses
The following table summarizes the principal components of our operating expenses for the last two fiscal years:

	For the years ended December 31,		Growth
	2025(1)	2024(1)	2025-2024
	In millions of COP
Operating expenses
Salaries and employee benefits	5,760,122	5,224,723	535,399	10.25%
Other administrative and general expenses	5,599,360	5,035,023	564,337	11.21%
Taxes other than income tax	1,481,323	1,402,064	79,259	5.65%
Depreciation, amortization and impairment	1,016,301	989,336	26,965	2.73%
Total operating expenses	13,857,106	12,651,146	1,205,960	9.53%
Discontinued operation Banistmo S.A.	909,939	982,520	(72,581)	(7.39%)
(1) As of December 31, 2025 and 2024, Banistmo, a subsidiary classified as an asset held for sale since December 18, 2025, For more information, see the Consolidated Financial Statements Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations and Note 31. Discontinued Operation.

The following table summarizes the principal components of our operating expenses for the fiscal years ended:

	For the years ended December 31,		Growth
	2024(1)	2023(1)	2024-2023
	In millions of COP
Operating expenses
Salaries and employee benefits	5,224,723	4,899,283	325,440	6.64%
Other administrative and general expenses	5,035,023	4,614,987	420,036	9.10%
Taxes other than income tax	1,402,064	1,393,216	8,848	0.64%
Depreciation, amortization and impairment	989,336	1,017,144	(27,808)	(2.73%)
Total operating expenses	12,651,146	11,924,630	726,516	6.09%
Discontinued operation Banistmo S.A.	982,520	1,017,555	(35,035)	(3.44%)
(1)As of December 31, 2025 and 2024, Banistmo, a subsidiary classified as an asset held for sale since December 18, 2025, For more information, see the Consolidated Financial Statements Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations and Note 31. Discontinued Operation.

Operating expenses totaled COP 13,857 billion in 2025, up 9.53% from COP 12,651 billion in 2024. Salaries and employee benefits (excluding bonuses) totaled COP 4,695 billion in 2025, an increase of 7.79% from 2024. The variation is mainly attributable to annual salary increases. Bonuses increased under the performance‑driven compensation model, which incentivizes employee contributions to overall profitability.

Other administrative and general expenses totaled COP 5,599 billion in 2025, up 11.21% from 2024. This was largely related to technology and professional services linked to ongoing modernization projects, greater cloud‑service use, additional data‑processing costs associated with software license renewals, and increased use of software services.

Impairments, depreciation, and amortization totaled COP 1,016 billion in 2025, up 2.73% from 2024. It was primarily driven by higher depreciation on right‑of‑use assets for real estate and on computer equipment.

As a result of the changes in expenses and revenues, the cost-to-income ratio of Grupo Cibest for 2025 was 49.41%, up from 48.40% in 2024.
Provision charges and credit quality
Total net credit impairment charges fell to COP 4,430 billion (or 1.59% of average loans) in 2025, down 11.32% from COP 4,996 billion (or 1.88% of average loans) in 2024.

Asset quality reflected a healthier credit cycle, supported by a decline in provision expenses across all loan categories, most notably in consumer lending, which has shown steady improvement over the past two years. These positive trends were largely driven by the broad recovery of the consumer portfolio across all regions and the solid performance of the mortgage portfolio. Past-due loans amounted to COP 10,130 billion on December 31, 2025, down 30.25% from COP 14,523 billion a year earlier. The past-due loan ratio (loans overdue more than 30 days divided by total loans) was 3.95% on December 31, 2025, down from 5.20% on December 31, 2024.

Credit risk management in 2025 focused on proactive adjustments to our risk appetite and timely actions across origination, monitoring, and recovery. Better underwriting models supported disciplined loan growth and contributed to improved credit profiles across commercial and retail clients. Advances in predictive analytics enhanced portfolio monitoring by improving rating accuracy. Strengthened recovery strategies, supported by improved client payment capacity, digital self‑service tools, and data‑driven collection models, boosted effectiveness, increased recoveries, and helped reduce charge‑offs across all geographies.

Net loan charge-offs totaled COP 6,341 billion in 2025, down 19.28% from COP 7,856 billion in 2024. The reduction in charge‑offs is primarily explained by a lower volume of non‑performing consumer loans from the vintages originated during the year, along with the enhanced effectiveness of recovery management efforts noted earlier. Net charge‑offs help remove unrecoverable assets from the portfolio, thereby improving the accuracy of asset quality ratios.

Income tax expenses
Income tax expense from continuing operations in 2025 was COP 2,811 billion, an increase of 18.11% compared to COP 2,380 billion in 2024, excluding prior‑period effects, total tax expense would have been COP 2,824 billion in 2025, compared with COP 2,473 billion in 2024. The annual increase is mainly explained by the declaration of an economic and social emergency, under which certain tax measures increased the corporate income tax rate by 10 percentage points.
The effective tax rate for 2025 was 28.94% (excluding prior‑period impacts).

The effective tax rate is lower than the statutory tax rate because of certain tax benefits. In Colombia, these include exempt income from social housing and benefits associated with investments in productive fixed assets, and non‑taxable dividends. For the Central American operations tax benefits result from exempt foreign‑source income, corresponding to returns on securities issued by the governments of Guatemala, El Salvador, and Panama. They also include, earnings generated by subsidiaries operating in jurisdictions with lower tax rates than Colombia.

For further details, see Note 13 of the Consolidated Financial Statements.

Results by Segment
We manage our business through seven main operating segments: Banking Colombia, Banking El Salvador, Banking Guatemala, International Banking, Leases, All Other and Banking Panama. The Leases segment corresponds to the operations of: FCP Fondo Inmobiliario Colombia, Combinado Hábitat CCLA, Combinado Hábitat – others, Valores Simesa S.A., and Renting Colombia and its subsidiaries
The segment information in this Annual Report reflects the reporting structure in place at the reporting date, in accordance with the segment information in Note 3. Operating Segments to the Consolidated Financial Statements.
Banking Colombia:

	Year ended December 31,
				Change	Change
	2025	2024	2023	2025-2024	2024-2023
	In millions of COP
Total interest and valuation on financial instruments	26,062,351	27,543,286	29,230,060	(5.38)%	(5.77)%
Interest income on loans and financial leases	24,478,980	25,632,102	28,366,678	(4.50)%	(9.64)%
Debt investments	1,491,219	1,503,298	937,090	(0.80)%	60.42%
Derivatives, net	51,816	155,794	(167,887)	(66.74)%	192.80%
Liquidity operations, net	40,336	252,092	94,179	(84.00)%	167.67%
Interest expenses	(9,633,252)	(11,292,917)	(13,202,338)	(14.70)%	(14.46)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	16,429,099	16,250,369	16,027,722	1.10%	1.39%
Credit impairment charges, net	(3,396,144)	(4,220,195)	(6,480,377)	(19.53)%	(34.88)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	13,032,955	12,030,174	9,547,345	8.34%	26.01%
Expenses from transactions by the operating segments	(288,452)	(181,303)	(217,445)	59.10%	(16.62)%
Fees and commissions income	6,151,871	5,660,355	5,252,104	8.68%	7.77%
Fees and commissions expenses	(3,140,014)	(2,885,255)	(2,522,916)	8.83%	14.36%
Total fees and commissions, net	3,011,857	2,775,100	2,729,188	8.53%	1.68%
Other operating income(1)	1,620,506	1,219,476	2,049,297	32.89%	(40.49)%
Dividends and net income on equity investments	179,656	(121,975)	17,612	247.29%	(792.57)%
Total operating income, net	17,556,522	15,721,472	14,125,997	11.67%	11.29%
Operating expenses(2)	(9,457,584)	(8,497,419)	(7,939,136)	11.30%	7.03%
Depreciation, amortization and impairment	(706,370)	(631,282)	(508,543)	11.89%	24.14%
Total operating expenses	(10,163,954)	(9,128,701)	(8,447,679)	11.34%	8.06%
Profit before income tax	7,392,568	6,592,771	5,678,318	12.13%	16.10%
Segment assets	268,613,654	266,515,464	254,244,189	0.79%	4.83%
Segment liabilities	241,194,742	222,388,179	216,186,886	8.46%	2.87%

(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
Analysis of 2025 versus 2024
Banking Colombia’s profit before taxes increased by 12.13% to COP 7,393 billion in 2025, up from COP 6,593 billion in 2024, driven by the factors described below.

Total interest and valuation income decreased by 5.38% to COP 26,062 billion, mainly due to a 4.50% decline in interest income from loans operations. This reduction was primarily seen in the commercial and consumer segments, the result of lower origination rates in both portfolios.

Total interest expenses decreased by 14.70% to COP 9,633 billion from COP 11,293 billion, despite higher average balances in savings accounts and time deposits. Interest expenses were primarily impacted by the lower remuneration rate on time deposits. Additionally, interest expenses on bonds fell due to a lower average balance, and borrowings from financial institutions declined as a result of both a lower average balance and lower rates. The sharper decline in interest expenses relative to interest income led to an improvement in net interest income compared to the previous year. As a result, the net interest margin and valuation of financial instruments increased by 1.10% to COP 16,429 billion.

The total net credit impairment charge decreased by 19.53% to COP 3,396 billion from COP 4,220 billion. This reduction was mainly driven by lower credit losses in the consumer portfolio due to better performance in personal loans.

Total net fees and commissions increased by 8.53% to COP 3,012 billion, mainly due to higher income from bancassurance, credit and debit cards and payments and collections, particularly through digital channels. These improvements were partially offset by higher expenses which rose 8.83% compared with the previous year, primarily related to banking services and fees for services and collections, while expenses from transactions grew 59.10%.

Other operating income increased to COP 1,621 billion, primarily due to an increase in foreign exchange differences and currency derivatives.

Dividends and net income from equity investments recorded a gain of COP 180 billion, compared with a loss of 122 billion in 2024, mainly due to the partial reversal of the impairment recognized in 2024 on the investment in Tuya S.A.

Total operating expenses increased by 11.34% to COP 10,164 billion from COP 9,129 billion, mainly due to an increase in administrative and general expenses. This increase was driven by higher maintenance costs for licenses as well as expenses associated with cloud services and computer equipment. Salaries and employee benefits increased by 11.07% to COP 4,283 billion.

Assets attributable to Banking Colombia grew 0.79% during the year, mainly driven by an expansion in the loan portfolio, with strong performance in mortgage and consumer loans. Growth in the consumer segment was driven primarily by products such as credit cards and personal loans.

Finally, liabilities attributable to Banking Colombia increased by 8.46% in 2025, supported by higher deposits, particularly in savings accounts and time deposits.

Banking El Salvador:

	Year ended December 31,
				Change	Change
	2025	2024	2023	2025-2024	2024-2023
	In millions of COP
Total interest and valuation on financial instruments	2,095,137	1,851,126	1,773,141	13.18%	4.40%
Interest income on loans and financial leases	1,807,267	1,623,427	1,524,765	11.32%	6.47%
Debt investments	287,163	226,122	236,351	26.99%	(4.33)%
Derivatives, net	—	775	11,187	(100.00)%	(93.07)%
Liquidity operations, net	707	802	838	(11.85)%	(4.30)%
Interest expenses	(437,193)	(437,244)	(464,851)	(0.01)%	(5.94)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,657,944	1,413,882	1,308,290	17.26%	8.07%
Credit impairment charges, net	(334,805)	(236,086)	(154,938)	41.81%	52.37%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,323,139	1,177,796	1,153,352	12.34%	2.12%
Expenses from transactions by the operating segments	1,769	(19,110)	(17,732)	109.26%	7.77%
Fees and commissions income	629,985	515,734	479,568	22.15%	7.54%
Fees and commissions expenses	(291,977)	(226,445)	(188,972)	28.94%	19.83%
Total fees and commissions, net	338,008	289,289	290,596	16.84%	(0.45)%
Other operating income(1)	42,082	40,818	51,656	3.10%	(20.98)%
Dividends and net income on equity investments	4,590	4,338	10,982	5.81%	(60.50)%
Total operating income, net	1,709,588	1,493,131	1,488,854	14.50%	0.29%
Operating expenses(2)	(831,994)	(771,079)	(668,105)	7.90%	15.41%
Depreciation, amortization and impairment	(96,796)	(93,982)	(131,922)	2.99%	(28.76)%
Total operating expenses	(928,790)	(865,061)	(800,027)	7.37%	8.13%
Profit before income tax	780,798	628,070	688,827	24.32%	(8.82)%
Segment assets	25,916,845	26,670,513	21,608,586	(2.83)%	23.43%
Segment liabilities	23,452,205	23,889,120	19,220,367	(1.83)%	24.29%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
Analysis of 2025 versus 2024
In 2025, profit before taxes for Banking El Salvador increased by 24.32% to COP 781 billion, due to the factors described below.

The financial statements expressed in Colombian pesos were affected by the appreciation of the Colombian peso, which strengthened by 14.79% against the U.S. dollar during 2025.

The loan portfolio expressed in Colombian pesos decreased by 5.19%. Expressed in U.S. dollars, the loan portfolio increased by 11.26%, primarily driven by the commercial and consumer portfolio. Deposits grew by 17.99% in U.S. dollar terms, and 0.54% in Colombian pesos, mainly due to higher savings accounts and time deposits.

Total interest and valuation income expressed in Colombian pesos increased by 13.18% to COP 2,095 billion, mainly driven by higher interest income from the commercial and consumer loan portfolios. Interest expenses remained broadly stable during the year.

Net credit impairment charges increased by 41.81% to COP 335 billion, up from COP 236 billion in 2024, mainly as a result of growth in the consumer portfolio.

Net fees and commissions increased by 16.84% to COP 338 billion, primarily driven by higher fee income from debit cards, credit cards, and merchant services.

Total operating expenses increased by 7.37% to COP 929 billion, mainly due to higher general expenses and salaries.

Assets attributable to Banking El Salvador decreased by 2.83% during the year, mainly driven by the lower loan portfolio balance compared with the previous quarter, due to the appreciation of the Colombian peso against the U.S. dollar. Similarly, liabilities decreased by 1.83%, primarily as a result of the lower deposit balances caused by the exchange rate effect.
Banking Guatemala:

	Year ended December 31,
				Change	Change
	2025	2024	2023	2025-2024	2024-2023
	In millions of COP
Total interest and valuation on financial instruments	2,013,347	1,939,602	1,795,543	3.80%	8.02%
Interest income on loans and financial leases	1,848,807	1,807,334	1,726,821	2.29%	4.66%
Debt investments	173,103	134,101	60,534	29.08%	121.53%
Liquidity operations, net	(8,563)	(1,833)	8,188	367.16%	(122.39)%
Interest expenses	(911,786)	(804,815)	(731,886)	13.29%	9.96%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,101,561	1,134,787	1,063,657	(2.93)%	6.69%
Credit impairment charges, net	(442,529)	(394,589)	(499,368)	12.15%	(20.98)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	659,032	740,198	564,289	(10.97)%	31.17%
Expenses from transactions by the operating segments	(79,514)	(86,604)	(75,808)	(8.19)%	14.24%
Fees and commissions income	231,580	211,778	223,200	9.35%	(5.12)%
Fees and commissions expenses	(96,751)	(85,700)	(89,405)	12.89%	(4.14)%
Total fees and commissions, net	134,829	126,078	133,795	6.94%	(5.77)%
Other operating income(1)	131,316	130,140	130,757	0.90%	(0.47)%
Dividends and net income on equity investments	2,115	1,555	1,827	36.01%	(14.89)%
Total operating income, net	847,778	911,367	754,860	(6.98)%	20.73%
Operating expenses(2)	(654,017)	(645,311)	(620,928)	1.35%	3.93%
Depreciation, amortization and impairment	(59,578)	(61,471)	(55,243)	(3.08)%	11.27%
Total operating expenses	(713,595)	(706,782)	(676,171)	0.96%	4.53%
Profit before income tax	134,183	204,585	78,689	(34.41)%	159.99%
Segment assets	24,413,292	27,332,834	21,377,205	(10.68)%	27.86%
Segment liabilities	22,331,358	25,018,466	19,469,075	(10.74)%	28.50%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
Analysis of 2025 versus 2024
Banking Guatemala’s profit before taxes decreased to COP 134 billion in 2025, down from COP 205 billion in 2024, driven by the factors described below.
The financial statements expressed in Colombian pesos were affected by the appreciation of the Colombian peso, which strengthened by 14.79% against the U.S. dollar during 2025.

The loan portfolio, expressed in Colombian pesos, decreased by 13.21%; while in U.S. dollars, it grew by 1.86%, mainly driven by the commercial portfolio. Deposits, expressed in colombian pesos decrease by 7.99%, in U.S. dollars, it grew 7.98% mainly driven by saving accounts.

Total interest and valuation income increased by 3.80% to COP 2,013 billion, due to stronger interest income generation from the commercial portfolio, as well as higher valuations of debt investments.

Net credit impairment charges increased by 12.15% to COP 443 billion, compared with COP 395 billion in 2024, mainly due to higher provision expenses in the consumer portfolio.

Net fees and commissions increased by 6.94% to COP 135 billion, mainly driven by higher commissions related to electronic services and ATM transactions.

Total operating expenses increased by 0.96% to COP 714 billion, primarily due to higher personnel expenses and technology services.

Assets attributable to Banking Guatemala, expressed in Colombian pesos, decreased by 10.68% during the year, mainly due to the reduction in the loan portfolio resulting from a lower exchange rate. Similarly, liabilities decreased by 10.74%, driven primarily by lower customer deposits, also associated with the exchange rate effect.

International Banking:

	Year ended December 31,
				Change	Change
	2025	2024	2023	2025-2024	2024-2023
	In millions of COP
Total interest and valuation on financial instruments	1,014,777	1,203,837	1,112,171	(15.70)%	8.24%
Interest income on loans and financial leases	852,849	987,377	940,091	(13.62)%	5.03%
Debt investments	94,069	116,662	85,091	(19.37)%	37.10%
Derivatives, net	(56)	(94)	(188)	(40.43)%	(50.00)%
Liquidity operations, net	67,915	99,892	87,177	(32.01)%	14.59%
Interest expenses	(660,927)	(708,671)	(596,039)	(6.74)%	18.90%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	353,850	495,166	516,132	(28.54)%	(4.06)%
Credit impairment charges, net	(225,658)	(91,617)	4,164	146.31%	(2,300.22)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	128,192	403,549	520,296	(68.23)%	(22.44)%
Revenues from transactions by the operating segments	320,216	400,937	416,107	(20.13)%	(3.65)%
Fees and commissions income	55,665	51,901	47,228	7.25%	9.90%
Fees and commissions expenses	(11,627)	(10,116)	(11,042)	14.94%	(8.39)%
Total fees and commissions, net	44,038	41,785	36,186	5.39%	15.48%
Other operating income(1)	16,492	12,435	16,794	32.63%	(25.96)%
Dividends and net income on equity investments	24	25	37	(4.00)%	(32.43)%
Total operating income, net	508,962	858,731	989,420	(40.73)%	(13.21)%
Operating expenses(2)	(104,892)	(98,572)	(89,220)	6.41%	10.48%
Depreciation, amortization and impairment	(2,473)	(8,016)	(4,259)	(69.15)%	88.21%
Total operating expenses	(107,365)	(106,588)	(93,479)	0.73%	14.02%
Profit before income tax	401,597	752,143	895,941	(46.61)%	(16.05)%
Segment assets	23,693,417	35,272,842	30,199,897	(32.83)%	16.80%
Segment liabilities	21,502,643	24,248,959	20,734,521	(11.33)%	16.95%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
Analysis of 2025 versus 2024
Profit before taxes for the International Banking segment decreased by 46.61% to COP 402 billion in 2025, down from COP 752 billion in 2024, due to the factors described below.

The financial statements expressed in Colombian pesos were affected by the appreciation of the Colombian peso, which strengthened by 14.79% against the U.S. dollar in 2025.

Total interest and valuation income on financial instruments decreased, in Colombian‑peso terms, by 15.70% to COP 1,015 billion, compared to COP 1,204 billion in 2024. This decline was mainly driven by lower interest income from commercial loans, as well as reduced income from liquidity operations and investments in debt securities.

Net credit impairment charges rose to COP 226 billion in 2025, up from COP 92 billion in 2024, primarily due to higher provisions for specific corporate‑segment clients.

Net fees and commissions increased by 5.39% to COP 44 billion, mainly reflecting higher transaction volumes from foreign trade clients.

Total operating expenses increased by 0.73% to COP 107 billion, driven primarily by higher employee salary expenses.

Assets attributable to the International Banking segment decreased by 32.83% to COP 23,693 billion, primarily driven by a contraction in the loan portfolio and reduced investments in financial assets. Liabilities decreased by 11.33%, mainly due to lower deposits resulting from the impact of the exchange rate

Leases:

	Year ended December 31,
				Change	Change
	2025	2024	2023	2025-2024	2024-2023
	In millions of COP
Total interest and valuation on financial instruments	216,802	254,200	254,360	(14.71)%	(0.06)%
Interest income on loans and financial leases	224,652	257,363	253,677	(12.71)%	1.45%
Debt investments	1,180	41	683	2,778.05%	(94.00)%
Derivatives, net	(9,030)	(3,204)	—	181.84%	100.00%
Interest expenses	(360,799)	(443,629)	(434,664)	(18.67)%	2.06%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(143,997)	(189,429)	(180,304)	(23.98)%	5.06%
Credit impairment charges, net	(30,327)	(53,547)	(55,660)	(43.36)%	(3.80)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	(174,324)	(242,976)	(235,964)	(28.25)%	2.97%
Expenses from transactions by the operating segments	(115,936)	(136,749)	(163,049)	(15.22)%	(16.13)%
Fees and commissions income	4	292	—	(98.63)%	100.00%
Fees and commissions expenses	(3,842)	(1,639)	(11,082)	134.41%	(85.21)%
Total fees and commissions, net	(3,838)	(1,347)	(11,082)	184.93%	(87.85)%
Other operating income(1)	1,545,011	1,543,538	1,673,939	0.10%	(7.79)%
Dividends and net income on equity investments	329,307	287,930	239,405	14.37%	20.27%
Total operating income, net	1,580,220	1,450,396	1,503,249	8.95%	(3.52)%
Operating expenses(2)	(1,057,200)	(1,056,501)	(1,049,474)	0.07%	0.67%
Depreciation, amortization and impairment	(137,602)	(182,106)	(309,435)	(24.44)%	(41.15)%
Total operating expenses	(1,194,802)	(1,238,607)	(1,358,909)	(3.54)%	(8.85)%
Profit before income tax	385,418	211,789	144,340	81.98%	46.73%
Segment assets	11,150,070	10,182,907	9,554,490	9.50%	6.58%
Segment liabilities	4,849,872	4,573,121	4,812,434	6.05%	(4.97)%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.

Analysis of 2025 versus 2024
In 2025, the profit before taxes of the Leases segment increased by 81.98% to COP 385 billion, due to the reasons described below.

Total interest and valuation income from financial instruments decreased by 14.71% to COP 217 billion, mainly the result of the reduction in interest income from financial leasing operations in the vehicle business.

Total interest expenses decreased by 18.67% to COP 361 billion, due to a lower financial cost associated with the decline in the Central Bank of Colombia’s reference rate in 2025, combined with a lower financial liability balance in Renting Colombia.

Net credit impairment charges decreased by 43.36% to COP 30 billion, driven by lower impairment of debtors compared to December 2024 in Renting Colombia.

Other operating income amounted to COP 1,545 billion, boosted by higher gains from property leasing and sales, which offset the decrease in income from the vehicle business.

Dividends and other net income from equity investments increased by 14.37% to COP 329 billion, mainly due to higher dividends and profit from investments in associates received by Fondo Inmobiliario Colombia.

Operating expenses decreased by 3.54% to COP 1,195 billion, due to lower expenses in Renting Colombia associated with right‑of‑use asset depreciation and reduced vehicle taxes resulting from a contraction in the fleet balance.

Assets attributable to the leasing segment grew 9.50% during the year to COP 11,150 billion, driven by increased investments in real estate assets. Liabilities increased by 6.05% to COP 4,850 billion, mainly due to higher liabilities of Fondo Inmobiliario Colombia.

All Other:

	Year ended December 31,
				Change	Change
	2025	2024	2023	2025-2024	2024-2023
	In millions of COP
Total interest and valuation on financial instruments	85,112	62,265	54,326	36.69%	14.61%
Interest income on loans and financial leases	23,447	22,836	13,521	2.68%	68.89%
Debt investments	48,016	37,486	36,544	28.09%	2.58%
Derivatives, net	(1,051)	(2,463)	(1,747)	(57.33)%	40.98%
Liquidity operations, net	14,700	4,406	6,008	233.64%	(26.66)%
Interest expenses	(57,269)	(384)	(405)	14,813.80%	(5.19)%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	27,843	61,881	53,921	(55.01)%	14.76%
Credit impairment charges, net	(455)	433	(4,906)	(205.08)%	108.83%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	27,388	62,314	49,015	(56.05)%	27.13%
Revenues from transactions by the operating segments	161,917	22,829	57,927	609.26%	(60.59)%
Fees and commissions income	859,449	686,452	545,853	25.20%	25.76%
Fees and commissions expenses	(29,399)	(16,227)	(14,966)	81.17%	8.43%
Total fees and commissions, net	830,050	670,225	530,887	23.85%	26.25%
Other operating income(1)	216,667	29,703	20,269	629.44%	46.54%
Dividends and net income on equity investments	177,319	(78,774)	(73,177)	325.10%	7.65%
Total operating income, net	1,413,341	706,297	584,921	100.11%	20.75%
Operating expenses(2)	(735,118)	(592,928)	(540,623)	23.98%	9.67%
Depreciation, amortization and impairment	(13,482)	(12,479)	(7,742)	8.04%	61.19%
Total operating expenses	(748,600)	(605,407)	(548,365)	23.65%	10.40%
Profit before income tax	664,741	100,890	36,556	558.88%	175.98%
Segment assets	46,854,190	3,378,212	3,523,498	1,286.95%	(4.12)%
Segment liabilities	2,455,417	404,335	386,819	507.27%	4.53%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
Analysis of 2025 versus 2024
In 2025, the income before taxes of all other segments increased by 558.88% to COP 665 billion for the reasons described below.
Total interest from loans and financial leasing operations grew 36.69%, mainly due to the improved performance of Valores Bancolombia’s fixed‑income portfolio.
Total net fee income rose 23.85% to COP 830 billion, driven by revenues from collective investment funds, which contributed approximately COP 63 billion. This increase was also supported by higher fees and commissions from Investment Banking financing structuring services, as well as commissions generated through the Wompi payment gateway.

Other operating income grew by 629.44% to COP 217 billion, mainly due to foreign exchange gains recognized by Grupo Cibest S.A. on investments held abroad, following the aforementioned spin‑off.

Operating expenses increased by 23.65% to COP 749 billion, largely due to the effects of the spin‑off process from Bancolombia S.A. in favor of Grupo Cibest S.A., in addition to higher labor and general expenses related to operations in development stages, including Nequi, Wompi, and Wenia.

Total assets in All Other segments increased to COP 46,854 billion as a result of the completion of the partial spin‑off of assets and liabilities from Bancolombia S.A. in favor of Grupo Cibest S.A. Likewise, total liabilities rose to COP 2,455 billion, also reflecting the effects of this partial spin‑off.

Banking Panama (Discontinued operation)

	Year ended December 31,
				Change	Change
	2025	2024	2023	2025-2024	2024-2023
	In millions of COP
Total interest and valuation on financial instruments	2,546,672	2,689,904	2,826,559	(5.32)%	(4.83)%
Interest income on loans and financial leases	2,103,723	2,283,111	2,415,234	(7.86)%	(5.47)%
Debt investments	353,019	316,205	301,167	11.64%	4.99%
Derivatives, net	3,197	3,322	817	(3.76)%	306.61%
Liquidity operations, net	86,733	87,266	109,341	(0.61)%	(20.19)%
Interest expenses	(1,241,640)	(1,336,250)	(1,238,112)	(7.08)%	7.93%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,305,032	1,353,654	1,588,447	(3.59)%	(14.78)%
Credit impairment charges, net	(161,369)	(456,748)	(270,501)	(64.67)%	68.85%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	1,143,663	896,906	1,317,946	27.51%	(31.95)%
Expenses from transactions by the operating segments	—	—	—	—%	—%
Fees and commissions income	519,246	562,330	532,930	(7.66)%	5.52%
Fees and commissions expenses	(261,793)	(286,392)	(258,897)	(8.59)%	10.62%
Total fees and commissions, net	257,453	275,938	274,033	(6.70)%	0.70%
Other operating income(1)	24,905	65,876	36,939	(62.19)%	78.34%
Dividends and net income on equity investments	8,561	11,474	13,498	(25.39)%	(14.99)%
Loss from discontinued operations	(5,022,822)	—	—	100.00%	—%
Total operating income, net	(3,588,240)	1,250,194	1,642,416	(387.01)%	(23.88)%
Operating expenses(2)	(812,202)	(853,981)	(909,844)	(4.89)%	(6.14)%
Depreciation, amortization and impairment	(97,737)	(128,544)	(107,717)	(23.97)%	19.33%
Total operating expenses	(909,939)	(982,525)	(1,017,561)	(7.39)%	(3.44)%
Profit before income tax	(4,498,179)	267,669	624,855	(1780.50)%	(57.16)%
Segment assets	39,538,249	45,964,767	40,740,495	(13.98)%	12.82%
Segment liabilities	35,059,304	41,132,907	36,315,750	(14.77)%	13.26%
(1)Includes derivatives, net foreign exchange, operating leases and gains on sale of assets.
(2)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
Analysis of 2025 versus 2024

In 2025, Banking Panama’s profit before taxes recorded a loss of COP 4,498 billion, down from a gain of COP 268 billion in 2024, driven by the factors described below.

The financial statements expressed in Colombian pesos were affected by the appreciation of the Colombian peso, which strengthened by 14.79% against the U.S. dollar in 2025.

The loan portfolio, expressed in Colombian pesos, decreased by 16.58% and by 2.10% when expressed in U.S. dollars, primarily due to decreases in the mortgage and commercial portfolios. Deposits decreased 15.51% in Colombian pesos and 0.85% in U.S. dollar terms, mainly due to lower time deposits.

Total interest and valuation income decreased by 5.32% to COP 2,547 billion, mainly due to lower interest income from commercial loans.

The total net credit impairment charge decreased by 64.67% to COP 161 billion. This change is mainly explained by the release of provisions associated with macroeconomic models and the overall improved performance of the loan portfolio.

Total net fees and commissions decreased by 6.70% to COP 257 billion, mainly due to lower income from brokerage and credit card fees.

Discontinued operations recorded a loss of COP 5,023 billion as a result of the impairment of goodwill associated with the Banistmo agreement.

Total operating expenses decreased by 7.39%, primarily due to lower general expenses related to professional fees for IT projects and other technology-related costs, which offset the increase in bonuses.

Assets attributable to Banking Panama decreased by 13.98% during the year, mainly due to a lower loan portfolio balance. Similarly, liabilities fell by 14.77%, primarily as a result of a decrease in deposits, mainly time deposits. In both assets and liabilities, the appreciation of the Colombian peso against the U.S. dollar negatively affected the growth of balances in Colombian pesos.
B.LIQUIDITY AND CAPITAL RESOURCES
B.1LIQUIDITY AND FUNDING
Liquid Assets
One of our main principles is to maintain a solid liquidity position. Our Asset-Liability Committee ('ALCO'), has established a minimum level of liquid assets to ensure that each subsidiary always has sufficient liquidity to meet its liabilities without incurring big losses or risking reputational damage.
We seek to maintain in the optimum level of liquid assets to ensure proper operations not only under normal conditions but also under market stress scenarios. We maintained a solid liquidity position in 2025, with high liquidity levels during the second half of the year.
The following table shows the composition of the liquid assets in the last two years:

Liquid Assets (1)	December 31, 2025	December 31, 2024
High quality Liquid Assets (2)
Cash	26,625,173	27,931,834
High quality liquid securities	25,531,243	24,862,860
Other Liquid Assets
Other securities (3)	10,142,076	6,823,145
Total Liquid Assets	62,298,492	59,617,839
(1)Cash and those liquid assets received by the Central Bank for its expansion and contraction monetary operations. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.
(2) High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the Central Bank.
(3) Other Securities: Securities issued by financial and corporate entities.
As of December 31, 2025, liquid assets showed a growth of COP 2,681 billion, mainly due to the increase in high-quality liquid securities. This change is a consequence of higher deposits and excess of liquidity, which has been managed through the treasury portfolio with purchases of liquid securities.

We measure liquid assets on a daily basis and compare them to an objective target set by the Risk Committee. Under this rule, daily liquid assets must be equal to or higher than the target. In the event the limit is not reached, there is a five-day period to increase liquidity levels.
Adequate cash levels are needed to guarantee branch and ATM operations. Our expansion across Colombia requires considerable levels of cash and we monitor cash levels on a daily basis in order to minimize opportunity costs. Additionally, cash is included in the banking reserve established by the Central Bank.
Securities that comprise liquid assets are reviewed by the ALCO when considering our liquidity objective. Even though available-for-sale and held-to-maturity debt securities cannot be sold, they can be pledged as collateral in repurchase agreements. Some of them are mandatory investments that can be posted to the Central Bank as collateral.
The SFC requires financial entities to have liquid assets greater than the contractual liquidity cumulative one-month gap. This contractual gap reflects the maturity of the current positions of assets and liabilities and does not reflect projections of future operations. The maturity of the loan portfolio for this purpose is affected by the historical default indicator and the maturity of deposits is modeled according to the regulation.
We believe that the current level of liquidity is adequate and will seek to maintain the solid deposit base and access to alternative sources of funding, such as borrowings from domestic and international development and commercial banks, repurchase agreements, bond issuances, overnight funds and Central Bank funds, considering market conditions, interest rates and the desired maturity profile of liabilities.
Funding Structure
As of December 31, 2025, our liabilities reached COP 338,757 billion, a 3.40% increase compared with December 31, 2024. Liabilities denominated in Colombian pesos increased by 10.99%, and liabilities denominated in U.S. dollars decreased by 9.30%. These changes were primarily driven by the increase in peso‑denominated savings accounts, the increase in dollar‑denominated debt securities in circulation, and the reduction in dollar‑denominated time deposits. The 9.30% decrease in dollar‑denominated liabilities reflected, on a net basis, the reduction in U.S. dollar‑denominated time deposits and the appreciation of the Colombian peso against the U.S. dollar (14.79% in 2025); however, this decrease was partially offset by the impact of the Banistmo divestiture, which mitigated the overall reduction in U.S. dollar‑denominated liabilities. Absent this divestiture, the decrease in U.S. dollar‑denominated liabilities would have been more pronounced.

	As of December 31,
	2025	2024
	In millions of COP
Total funding
Peso-denominated	227,513,866	204,977,765
Dollar-denominated.	111,242,880	122,653,342
Total Liabilities	338,756,746	327,631,107
In 2025, our deposits reached COP 264,414 billion at year-end, a decrease of COP 14,645 billion, or 5.25%, compared with 2024. Deposits denominated in Colombian pesos increased by 10.49%, due mainly to the rise in savings accounts and time deposits, while deposits denominated in U.S. dollars decreased by 34.28% as a result of the decline in savings accounts, decrease in time deposits and the effect of exchange rate variations. Additionally, it is important to note that the decrease in deposits denominated in U.S. dollars also reflects the reclassification of Banistmo’s deposits as liabilities associated with investments in subsidiaries held for sale. The ratio of deposits to total assets was 69.6%, decreasing by 5.34 percentage points compared to 2024.

	As of December 31,
	2025	2024
	In millions of COP
Total Deposits	264,413,956	279,059,401

The following table sets forth checking accounts, savings accounts and time deposits as a percentage of our total liabilities for 2025 and 2024:

	2025 (1)	2024
Saving accounts	39.3%	38.1%
Time deposits	27.1%	33.5%
Checking accounts	9.5%	11.6%
Other deposits	2.2%	2.0%
Percentage of Total Liabilities	78.1%	85.2%
(1)As of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025, For more information, see the Consolidated Financial Statements Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations and Note 31. Discontinued Operation.
Our principal sources of funding are deposits, which are mainly composed of checking accounts, time deposits and savings accounts. During 2025, savings accounts and time deposits played an important role in the structure of the balance sheet. In the first half of the year, the gradual reduction of the Central Bank’s monetary policy rate, supported by lower inflation, reduced the cost of interest‑sensitive funding. Despite the stabilization of the monetary policy rate in the second half of 2025, the higher share of low‑cost deposits helped maintain a favorable cost of funds throughout the year.

Deposits as a percentage of our total liabilities in 2025 were 78.1%, increasing from 85.3% of total liabilities at year-end 2024.

The ratio of net loans to deposits (including borrowings from commercial banks) was 88.80% at the end of 2025, decreasing from 89.32% at the end of 2024. Net loans and advances to customers rose to COP 243,100 billion in 2025 from COP 263,274 billion in 2024, while deposits were COP 273,770 billion in 2025, an increase of COP 20,979 billion from 2024.

	As of December 31,
	2025	2024
Net Loans to Deposits	88.80%	89.32%
We also fund our operations with borrowings from financial institutions. Nevertheless, the main source of financing during 2025 was savings accounts and time deposits. Additionally, our time deposits and borrowings from financial institutions are linked to different market rates/indexes like the IBR, (a short-term benchmark interest rate of Colombian money market liquidity that reflects the price at which banks are willing to lend or borrow funds in the financial market), DTF, IPC1 and SOFR.

Debt instruments in issue
In 2025, we issued USD 528 million of notes, distributed as follows: Bancolombia issued USD 18 million, Banistmo USD 429.5 million, Banagrícola USD 7 million and Bancolombia Puerto Rico USD 42.5 million.
As of December 31, 2025, the total outstanding aggregate principal amount of bonds issued was COP 10,839 billion.

The following table shows the maturity profile of our debt securities in issue:

	2026	2027	2028	2029	2030	2031 and thereafter	Total
	In millions of COP
Debt securities in issue	2,573,470	4,045,504	—	360,730	321,266	3,538,453	10,839,423
________________________________________
1The IPC refers to the Consumer Price Index certified by the Colombian statistical bureau ('DANE')

The following table sets forth the components of our liabilities for the years 2025 and 2024:

	As of December,
	2025(1)	% of total funding	2024	% of total funding
	In millions of COP, except percentages
Savings accounts
Peso-denominated	108,986,303	32.2%	93,938,152	28.7%
Dollar-denominated	24,142,419	7.1%	30,698,842	9.4%
Total	133,128,722	39.3%	124,636,994	38.1%
Time deposits
Peso-denominated	63,874,633	18.9%	60,608,350	18.5%
Dollar-denominated	27,798,534	8.2%	49,152,372	15.0%
Total	91,673,167	27.1%	109,760,722	33.5%
Checking accounts
Peso-denominated	20,374,259	6.0%	20,567,300	6.3%
Dollar-denominated	11,751,682	3.5%	17,466,396	5.3%
Total	32,125,941	9.5%	38,033,696	11.6%
Other deposits
Peso-denominated	6,719,341	2.0%	5,863,094	1.8%
Dollar-denominated	766,785	0.2%	764,895	0.2%
Total	7,486,126	2.2%	6,627,989	2.0%
Interbank Deposits
Peso-denominated	30,102	—%	—	—%
Dollar-denominated	—	—%	716,493	0.2%
Total	30,102	—%	716,493	0.2%
Derivate financial instrument-Liabilities
Peso-denominated	4,478,163	1.3%	2,642,149	0.8%
Dollar-denominated	36,467	0.0%	37,494	0.0%
Total	4,514,630	1.3%	2,679,643	0.8%
Borrowings from other financial institutions
Peso-denominated	5,181,708	1.5%	5,055,039	1.5%
Dollar-denominated	4,174,720	1.3%	10,634,493	3.3%
Total	9,356,428	2.8%	15,689,532	4.8%
Debt securities in issue
Peso-denominated	2,171,540	0.6%	2,241,026	0.7%
Dollar-denominated	5,238,153	1.5%	9,034,190	2.8%
Total	7,409,693	2.1%	11,275,216	3.5%
Repurchase agreements and other similar secured borrowing
Peso-denominated	283,792	0.1%	679,878	0.2%
Dollar-denominated	392,255	0.1%	380,594	0.1%
Total	676,047	0.2%	1,060,472	0.3%
Leases
Peso-denominated	1,153,404	0.3%	1,141,239	0.4%
Dollar-denominated	171,635	0.1%	748,125	0.2%
Total	1,325,039	0.4%	1,889,364	0.6%
Other liabilities
Peso-denominated	14,260,621	4.2%	12,241,538	3.7%
Dollar-denominated	36,770,230	10.9%	3,019,448	0.9%
Total	51,030,851	15.1%	15,260,986	4.6%
Total funding
Peso-denominated	227,513,866	67.1%	204,977,765	62.6%
Dollar-denominated	111,242,880	32.9%	122,653,342	37.4%
Total Liabilities	338,756,746	100.0%	327,631,107	100.0%

(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo as an asset held for sale as of December 18, 2025, For more information, see Financial Statements Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations and Note 31. Discontinued Operation.
Consolidated statement of cash flows
The following table shows net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities, for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
	In millions of COP
Operating activities	12,258,945	435,895	19,153,084
Investing activities	(2,216,093)	(559,196)	(159,689)
Financing activities	(8,246,850)	(9,244,376)	(5,430,672)
Increase / (decrease) in cash and cash equivalents	1,796,002	(9,367,677)	13,562,723
Operating activities
Operating activities resulted in positive net cash in 2025, due to an increase of COP 27,999 billion in deposits by customers, compared to an increase of COP 18,329 billion in 2024, and COP 31,802 billion of interest received, down from COP 33,225 billion in 2024. Loans and advances to customers and financial institutions rose by COP 27,306 billion, compared with COP 21,622 billion in 2024 and COP 10,554 in 2023. Interest paid generated a use-of-cash of COP 13,299 billion in 2025, COP 14,982 billion in 2024 and COP 15,978 billion in 2023. The value of investment securities recognized at fair value through profit and losses fell by COP 3,004 billion in 2025, compared with an increase of COP 8,401 billion in 2024.

Investing activities
In 2025, we purchased debt securities at an amortized cost of COP 1,967 billion, down from COP 2,114 billion in 2024 and COP 3,629 billion in 2023. The proceeds from maturities of debt securities at amortized cost provided cash of COP 1,115 billion in 2025, COP 1,622 in 2024 and COP 4,738 billion in 2023.

Investing activities related to debt instruments at fair value through OCI provided net cash of COP 603 billion in 2025 and COP 1,858 billion in 2024. Investing activities related to equity securities and interest in associates and joint ventures used net cash of COP 55,837 billion in 2025, down from COP 93,892 billion in 2024. Investing activities related to purchases and sales of premises and equipment and investment properties used net cash of COP 1,748 billion, compared with COP 1,628 billion in 2024 and COP 2,226 billion in 2023.

Financing activities
Proceeds from borrowings from other financial institutions provided COP 7,454 billion in 2025, COP 9,416 billion in 2024 and COP 9,855 billion in 2023. The placement of debt securities in issue provided COP 2,540 billion in 2025, COP 4,155 in 2024 and COP 1,781 in 2023. The repayment of borrowings used COP 10,808 billion in 2025, compared with COP 10,496 in 2024 and COP 9,921 in 2023. And the payments of debt securities in issue used COP 1,618 billion in 2025, COP 9,276 billion in 2024 and COP 3,928 billion in 2023. Cash was also used to pay dividends to stockholders in the amount of COP 5,196 billion, up from COP 3,398 billion in 2024 and COP 3,298 billion in 2023.

The decrease in repurchase agreements used cash of COP 431 billion, compared with cash provided of COP 550 billion in 2024 and COP 304 billion in 2023.

Capital adequacy
As of December 31, 2025, the banks that are part of Grupo Cibest comply with the regulatory capital adequacy requirements in each of the jurisdictions where they operate.

Bancolombia’s standalone capital adequacy ratio was 14.40% (with a basic solvency ratio of 12.22%), below the 18.54% (basic solvency of 15.97%) reported at the end of 2024. This change is mainly due to the start of Grupo Cibest’s operations in 2025. The minimum regulatory requirement for total capital adequacy in Colombia is 9.00%.

Bancoagrícola’s capital adequacy ratio was 13.57%, down from the 15.13% reported at the end of 2024, exceeding by 157 basis points the minimum level of 12.00% required by the regulator in El Salvador.

Bam’s capital adequacy ratio was 13.51%, below the 13.75% (basic solvency of 7.54%) reported at year‑end 2024, significantly above the minimum level of 10.00% (basic solvency of 5.00%) required by the regulator in Guatemala.

As of year‑end 2025, Grupo Cibest's standalone double leverage ratio stood at 101.45%, reflecting a reduction driven by the combined accounting effects of the agreement to sale Banistmo (a decrease in investments and shareholders’ equity coupled with the impairment of the related goodwill).

Additionally, Bancolombia’s total exposure used to calculate the leverage ratio amounted to COP 281,369,411 billion as of 2025, and the leverage ratio stood at 8.87%.

B.2FINANCIAL INSTRUMENTS AND TREASURY ACTIVITIES
The treasury division is responsible for overseeing sales and trading activities across Bancolombia, Bancoagrícola, Bancolombia Panamá, Bancolombia Puerto Rico, Banistmo and Bam. We execute transactions in both domestic and foreign currencies legally authorized in Colombia and in all the countries where we have a presence. These include derivatives transactions, fixed income and indexed securities trading, repurchase or resale transactions, short sales, temporary securities transfers, as well as FX trading.

Oversight of the treasury division activities is maintained through comprehensive policies governing liquidity, market, legal, credit and operational risk management. Such policies are monitored by our Chief Risk Officer (CRO). To control market and liquidity risks, we set limits intended to keep our exposure levels and losses within certain ranges determined by Grupo Cibest's Board of Directors. Our investment policies do not include restrictions regarding the maturity of the securities held in the portfolio, except for those related to the liquidity portfolio and over the counter (OTC) derivatives transactions held by Bancolombia, Banistmo and Bancoagrícola. However, we have defined a policy to classify investments in trading portfolios, structural portfolios and other portfolios that have a specific objective. Before taking any additional position, our treasury division also verifies, with respect to investments in domestic and in foreign currencies, the availability of funds for investment and each investment’s compatibility with our liquidity structure.

As mentioned in Item 11. Quantitative and Qualitative Disclosure about Market Risk, the market risk stated in the treasury book is measured with value at risk (VaR) metrics, and the position limits are based on the results of these methodologies. We have defined VaR limits that follow a hierarchical structure, which avoids the concentration of market risk in certain groups of assets and takes advantage of portfolio diversification. In addition to VaR limits, we use stop loss signals and limits, except for GAH, to inform senior management when accumulated losses are close to certain predefined thresholds in the trading book. Moreover, for the options portfolio in Bancolombia, we have set limits based on the sensitivity of the portfolio to the underlying volatility, underlying currency and interest rates.
As part of our operations, we hold cash and cash equivalents primarily in Colombian pesos, U.S. dollars and Guatemalan quetzals. These positions, as well as any other currency position, are determined by the treasury division in connection with our currency risk assessment and management. Specifically, our exposure to FX risk primarily arises from changes in the U.S. dollar/Colombian peso exchange rate. The exposure to currency risk is managed by our treasury division. We estimate VaR metrics to manage and limit foreign currency risk exposure across our balance sheet in Bancolombia, Valores Bancolombia, Bancoagrícola, Banistmo and Bam. These limits are supervised daily by our Market Risk Management Office. Our treasury division manages a derivative portfolio in Bancolombia and Banistmo, which includes foreign exchange forward transactions with the purpose, among others, of hedging our overall currency exposure.
Our Chief Treasury Officer (CTO) centralizes all the reports from the treasury directors in the subsidiaries in all geographies in which they are responsible for FX, investment and risk taking.

The Investment Committee is responsible for decision-making related to the management of the treasury areas and the CTO. The participants in the Investment Committee, which meets monthly, are: the CTO, the proprietary trading director, the market risk director, the treasury directors from each bank, and the head of each desk in Colombia (fixed income, FX and derivatives). This committee reviews the investment strategy portfolios, profit and loss figures, VaR levels and benchmark portfolios, based on the framework and risk appetite defined by the Board of Directors.
Performance is evaluated against benchmarks approved for each treasury, which includes a target position for each asset and established limits for every product and market in which the treasury operation may invest. There is a continuous follow-up of the portfolios by the Investment Committee.

B.3COMMITMENT FOR CAPITAL EXPENDITURES
See Item 4. Information on the Company - A. History and Development of the Company – Capital Acquisitions and Divestitures.
C.Research and development, patents and licenses, etc
Grupo Cibest invests in new business, conducts internal testing, and runs pilots and proofs of concept ('POCs') of new technologies aimed at creating new opportunities in our industry.

The innovations derived from these activities are protected by the rigorous management of trademarks and copyright, and the protection of industrial secrets. To date, there are no outstanding patents or processes to obtain new patents, and there are no licensing agreements for our solutions or digital creations.
D.Trend information
Operating conditions across our key markets are characterized by modest economic growth, broadly in line with the region’s slow but steady expansion in 2025. This environment is supported by easing inflation and increasingly accommodative monetary policies, while domestic demand has remained resilient despite external headwinds. Loan dynamics reflected a combination of resilient commercial activity, selective risk‑adjusted growth, and differentiated strategies across segments. Consolidated trends for the year were influenced by the reclassification of Banistmo as held for sale, which reduced reported loan volumes and impacted net income. However, net interest and valuation income in 2025 increased 1.35%, driven by a larger reduction in interest expenses relative to interest revenues, improvements in credit quality and more selective origination practices that contributed to lower provision charges and a healthier portfolio profile, while solid fee generation and sustained operating‑expense discipline supported results. Looking ahead, the evolution of monetary policy is expected to be favorable given our asset‑sensitive balance sheet, while our strong competitive position in deposits further supports sustained performance. The following is a brief discussion of recent trends affecting Grupo Cibest and the economy.

Loan volume performance
Gross loans and financial leases (before allowance for losses) decreased 8.27% in 2025, primarily reflecting the share purchase agreement of Banistmo, whose assets were reclassified as “assets related to investments in subsidiaries held for sale.” Following this adjustment, the consolidated loan portfolio totaled COP 256.4 billion at year‑end. The Colombian peso strengthened significantly during the period, appreciating 14.79% from COP 4,409.15 per U.S. dollar in December 2024 to COP 3,757.08 in December 2025, which materially affected the translation of foreign‑currency‑denominated portfolios and amplified the reported contraction. Excluding foreign‑exchange effects, the consolidated loan portfolio would have declined by 4.9%.

Expressed in Colombian pesos, consolidated loan balance decreased across all segments: commercial loans by 6.86%, mortgages by 17.55%, consumer loans by 5.57%, and microcredit by 21.39%. Loan balances showed growth across most of the geographies where we operate, but consolidated results were mainly driven by portfolio reclassification effects associated with Banistmo. Excluding the reclassification effect, consolidated loan growth would have reached 2.06%.

Loans in Bancolombia expanded 8.91% in 2025. Credit origination strengthened consistently throughout the year, supported by a gradual improvement in monetary conditions and a recovery in household demand. The mortgage portfolio recorded the highest percentage growth, benefiting from reduced‑rate programs implemented in the prior year and maintained through the first half of 2025. Consumer lending showed a clear shift in trend over the year, as progressive improvements in asset‑quality indicators supported the reactivation of growth, –particularly in personal loans and credit cards. Commercial loans grew at a more moderate pace in 2025, similar to the trend observed in 2024, when activity began to accelerate in line with the monetary policy change at the start of that year. Overall, these results were aligned with Colombia’s moderate economic recovery in an environment of contained inflation, which supported credit demand and sound asset quality.

Loans at Bancoagrícola grew 11.26% year‑over‑year in dollar terms. Commercial lending was the main driver of this expansion, reflecting solid activity among corporate clients, with strong dynamism in the construction sector, supported by large‑ticket disbursements, particularly concentrated in the fourth quarter of the year. Consumer loans also showed sustained growth, especially in personal loans and credit cards. This performance was underpinned by the continued expansion of our digital banking capabilities, which have enabled the Bank to reach a broader customer base and penetrate new customer segments. In 2025, the economy in El Salvador was mainly propelled by resilient private consumption supported by strong U.S. activity and remittance inflows. Fiscal dynamics remained constrained by rigid expenditures, though short‑term consolidation efforts aligned with the government’s commitments to the IMF, global trade disruptions and a weakening textile sector weighed on external performance.

The credit portfolio in Bam was up 1.86% in dollar terms led by the performance of commercial lending, which stood out as the main driver of new disbursements. In contrast, consumer lending declined as Bam tightened origination of higher‑risk products to stabilize asset quality. Mortgage activity remained contained, reflecting the institution’s strategic focus on disciplined portfolio allocation and prioritization of segments that best support long‑term balance‑sheet objectives amid a more competitive pricing environment. In 2025, Guatemala’s economic activity was supported by private consumption and by the performance of financial services, textile production for export, tourism, and commerce. Inflation remained contained as fuel prices declined and earlier supply effects receded. Macroeconomic conditions remained stable under consistent policy management. Within this environment, portfolio growth reflected a selective, risk‑adjusted approach aimed at balancing expansion with prudent credit performance.

Banistmo’s credit portfolio was down 2.10% on an annual basis, when measured in U.S. dollars, decreasing across all loan categories except microcredit, due to a combination of stricter post‑pandemic risk controls and client‑specific adjustments. Mortgages saw the deepest contraction, driven by tighter origination policies following credit deterioration and delayed government subsidy flows. The commercial portfolio decreased as amortizations exceeded new loan originations. Consumer lending also contracted, reflecting weaker origination and risk discipline. Panama’s economic activity recovery in 2025 was gradual and continued to be weighed down by the shutdown of Cobre Panamá and trade disruptions linked to U.S. tariff announcements. These shocks weakened confidence and softened credit demand, limiting loan growth. Although Panama Canal activity and tourism gradually improved after El Niño-related interruptions, they did not fully offset the earlier decline, leaving the operating environment constrained by persistent fiscal pressures and uncertainty.

Foreign-denominated loans decreased 43.27% in 2025. This contraction was mainly explained by the reclassification of Banistmo’s dollar‑denominated loan portfolio, as well as lower credit demand and higher amortizations at Bancolombia Panamá. Looking ahead, an improving macroeconomic environment and strengthening domestic demand in El Salvador and Guatemala are expected to support a more favorable performance of the dollar‑denominated loan portfolio on a consolidated basis.

Net interest margin and valuation
The annualized net interest margin ('NIM') on a consolidated basis was 6.13% for 2025, down from 6.39% for 2024. Net interest margin comprises the loan interest margin and the margin on debt investments.

In 2024, Colombia's monetary authority initiated a gradual easing cycle, lowering the benchmark rate to 9.50% by year end. During 2025, however, the pace of monetary normalization slowed considerably. The policy rate remained unchanged at 9.50% in early 2025 and was subsequently held at 9.25% across several meetings, as the Central Bank prioritized caution in response to persistent inflationary pressures and increased macroeconomic uncertainty, While our credit portfolio continued to grow during the year, interest income declined, as our assets tend to reprice faster than our liabilities. However, supported by effective funding management, interest expense decreased at a faster pace, more than offsetting the pressure on interest income. As a result, net interest income recorded a slight expansion during the period.

Interest expenses have declined faster than interest income. Our funding strategy has focused on actively managing time deposits, allowing us to benefit from shorter maturities and a gradual repricing at lower rates ahead of central bank easing. At the same time, sight deposits gained relevance within the funding mix, driven by strong growth in saving accounts. Looking ahead, the expected interest rate environment in 2026 could gradually become more supportive, given our asset‑sensitive balance sheet, which would translate into higher loan yields as rates adjust. At the same time, our funding profile, anchored by a solid base of customer deposits and disciplined liability management strategies, should help mitigate pressure on margins. Overall, these factors are expected to contribute to stable net interest income performance going forward.

Cost of credit
For 2025, the cost of credit was 1.59% of average loans, down from 1.88% posted in 2024, due to lower behavior‑driven provisions, particularly in the consumer and SME portfolios, which exhibited stronger credit performance. The corporate segment also contributed, though to a lesser extent, through reduced provisions associated with better asset quality. Macroeconomic updates, which had a positive effect on provision expenses in 2024, had only a limited impact in 2025. Although releases were recorded in the first half of the year, these were offset by higher expenses in the fourth quarter, driven by a less favorable outlook following inflationary pressures and interest rate hikes. As the credit cycle normalizes across both retail and corporate portfolios, we anticipate a steadier cost of risk ahead. We maintain a strong balance sheet, supported by an adequate level of loan-loss reserves, reporting a coverage ratio to PDLs (overdue 30 days) of 134.41% at the end of the year. This performance was supported by improvements in credit risk management during the year, including enhanced analytical models, stronger early‑warning monitoring and more disciplined management of loan stages.

E.Critical accounting policies and estimates
The preparation of the Consolidated Financial Statements requires our management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.
The material accounting policies, including the policies that include critical accounting estimates and judgments, are described in Note 2.E. to the Consolidated Financial Statements, Material accounting policies, Use of estimates and judgments.
The accounting policies listed below involve a high degree of uncertainty and could have a material impact on the Consolidated Financial Statements:
•Credit risk impairment: Expected credit losses are measured using both individual and collective models and methodologies. Collective models include parameters such as the 12‑month probability of default, lifetime probability of default (for loans classified in Stage 2), loss given default and exposure at default. These models apply a forward‑looking approach, which represents the most significant critical judgment in the estimation of expected credit losses. The estimation process incorporates reasonable and supportable forecasts of key macroeconomic variables that have a significant impact on impairment outcomes, including gross domestic product (GDP) growth, interest rates, inflation and the current account balance, among others. As of December 31, 2025, a total of COP 4,437,432 of credit impairment charges on loans, advances and financial leases, net, were recorded on the Consolidated Statement of Income, down from COP 4,964,893 on December 31, 2024 and COP 7,210,390 on December 31, 2023. The allowance for credit losses decreased by 18% in 2025 compared to the prior year. This decrease was primarily driven by the reduction in exposure and provisions across all stages, mainly as a result of the classification of Banistmo as a discontinued operation. In addition, the strong credit performance observed during 2025 contributed to lower provision levels, particularly in Stage 3. Although some specific clients in the commercial and consumer portfolios experienced credit deterioration, these effects were offset by the overall improvement in credit quality, together with the impact of the classification of Banistmo as a discontinued operation. For further information about the change of the allowance for credit losses from 2025 to 2024, see Note 6 to the Consolidated Financial Statements, Loans and Advances to Customers, Net, Impact of movements in the value of the portfolio and loss allowance by Stage section and Note Risk Management in the Credit Risk section.

•Impairment testing of cash generating units ('CGUs'), including goodwill: The identification of cash-generating units, the allocation of goodwill based on expectations as to which of our business segments will benefit from the business acquisition, the estimation of the future cash flows of the CGUs and the rates used to discount these cash flows are subject to a high degree of uncertainty. As of December 31, 2025, and December 31, 2024, a total of COP 1,947,325 and COP 9,017,419, respectively, of goodwill were recorded on the Consolidated Statement of Financial Position. In 2025, the Group recorded a goodwill impairment charge of COP 5,022,822 million related to the classification of Banistmo as a discontinued operation. See Note 2.E.2 to the Consolidated Financial Statements.

•Recognition of digital assets: Determining the appropriate accounting treatment for the digital asset holdings and for the custody of digital assets held by customers involves significant judgment, as there is currently no specific definitive guidance in IFRS or alternative accounting frameworks to account for these transactions. See Note 2.E.3 to the Consolidated Financial Statements.
•Deferred tax and uncertainty over income tax treatments: Due to the changing conditions of the political, social and economic environment, the constant changes in tax legislation and the constant changes in tax principles and interpretations by tax authorities, the determination of the tax bases of deferred tax items involves difficult judgments related to recoverability, which is based on expected future profitability, offsets or tax deductions. As of December 31, 2025, and December 31, 2024, COP 1,750,097 and COP 763,757, respectively, of deferred tax assets were recorded on the Consolidated Statement of Financial Position. See Note 2.E.4 and 13 to the Consolidated Financial Statements.
•Provisions and contingent liabilities: Significant judgment is required in determining whether a present obligation exists and in estimating the probability, timing and amount of any outflows, including the assumption of the discount rate where the timing of the outflow is greater than 12 months. As of December 31, 2025, and

December 31, 2024, COP 382,655 and COP 439,095, respectively, of provisions were recorded on the Consolidated Statement of Financial Position. See Note 2.E.5 to the Consolidated Financial Statements.
•Fair value of assets and liabilities: A variety of valuation techniques are used to determine the fair value of assets and liabilities, some of which involve significant unobservable inputs and are subject to significant uncertainty based on assumptions that would be used in the market to determine the price for assets or liabilities. As of December 31, 2025, and December 31, 2024, a total of COP 41,559,307 and COP 39,514,527, respectively, of assets and COP 4,514,630 and COP 2,679,643, respectively, were recorded in respect of liabilities that have been measured at fair value on a recurring basis in the Consolidated Statement of Financial Position. See Note 2.E.6 to the Consolidated Financial Statements.
•Measurement of employee benefits: The measurement of post-employment and long-term employee benefit obligations involves a number of inputs and is dependent on a number of assumptions about future events, such as discount rate, inflation rate, pension payments and deferred pensions, compensation and mortality. As of December 31, 2025, and December 31, 2024, COP 947,610 and COP 951,555, respectively, of liabilities relating to post-employment benefit and long-term benefit plans were recorded on the Consolidated Statement of Financial Position. See Note 2.E.7 to the Consolidated Financial Statements.
•Transaction price determination: We have fixed and variable prices considering the characteristics of each service, future events, discounts, returns and other variables that may influence the selling price. See Note 2.E.8 to the Consolidated Financial Statements.
•Leases: The measurement of the right-of-use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows. As of December 31, 2025, and December 31, 2024, a total of COP 1,329,718 and COP 1,757,206, respectively, of right-of-use assets and COP 1,325,039 and COP 1,889,364, respectively, of lease liabilities were recorded on the Consolidated Statement of Financial Position. See Note 2.E.9 to the Consolidated Financial Statements.
Given the inherent uncertainties of the items above, the estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change.
ITEM 6        Directors, Senior Management and Employees
A.Directors and senior management
The following persons acted as directors and senior managers of Grupo Cibest:
Directors
•Luis Fernando Restrepo Echavarría holds a bachelor’s degree in industrial management from the Georgia Institute of Technology and an MBA degree from the University of Chicago. He has been affiliated with The Marmon Group of Chicago and was part of the Leadership Rotational Program in Chicago at The Rego Company (Planning Production and Industrial Engineering), Hammond Organ Company (Financial and Cost Accounting) and Marmom Keystones (Sales). Mr. Restrepo currently serves as CEO of Crystal S.A.S., a company that produces and sells brands such as Gef, Punto Blanco, Baby Fresh and Galax. He is a member of the board of directors of: Etiflex S.A (Litography), Espumas Plásticas S.A.S - Comodisimos, and Proantioquia. He is also a member of the Georgia Tech Advisory Board until 2026. Mr. Restrepo has been a non-independent member of Grupo Cibest's Board since May 2025 and has served as member of Bancolombia's board of directors since 2016. He has been the Chairman of Grupo Cibest's Board since his appointment and the Chairman of Bancolombia's board of directors since April 2022. He was born in 1958.
•Ricardo Jaramillo Mejía holds a degree in civil engineering from Universidad EIA and has an MBA in finance from Boston University's Questrom School of Business. He currently serves as CEO of Grupo de Inversiones Suramericana S.A., the holding company of the Sura–Bancolombia financial conglomerate, where he previously served as Vice President of Business Development and Finance. He also served as CEO, Finance Vice President and Project Manager in Banca de Inversión Bancolombia, among other roles in Fiduciaria Bancolombia. He is a member of the board of directors of Suramericana S.A., Sura Asset Management S.A., and Bancolombia, as well as on the board of directors of Fundación Sura, Fundación Ideas por la Paz (FIP), Consejo Privado de Competitividad, Fundación Empresarios por la Educación, Medellín Cultural Association, Medellín Philharmonic Orchestra, and the Superior Council of EIA University. Mr. Jaramillo has been a non-independent member of Grupo Cibest's Board of Directors since May 2025 and of Bancolombia's Board of Directors since June 2024. He has also been the Vice Chairman of Grupo Cibest's Board since his appointment and Vice Chairman of Bancolombia's board of directors since September 2024. He was born in 1972.
•Juan Esteban Toro Valencia holds a degree in administrative engineering from Universidad EIA and a postgraduate degree in economics from Universidad de los Andes. He also has an MBA with a concentration in Finance and Strategy from Emory University’s Goizueta Business School and completed the Strategic Financial Leadership Program at Stanford University’s Graduate School of Business. He currently serves as Vice President of Corporate Finance at Grupo Sura S.A. Previously, he served as Investment Manager at Grupo Sura, Project Manager at Banca de Inversión Bancolombia, and Investor Relations Manager at Bancolombia. He is an invited member of the governing council of Fundación PAN and serves on the boards of directors of Suramericana S.A., Sura Asset Management S.A., Enka de Colombia S.A. and Bancolombia. Mr. Toro has been a non-independent member of Grupo Cibest's Board of Directors since June 2025 and of Bancolombia's board of directors since April 2025. He was born in 1979.
•Andrés Felipe Mejía Cardona holds a degree in economics from the University of Michigan and an MBA from Universidad Eafit. He studied strategic planning at the Universitat de Barcelona, advanced management at the Universidad de los Andes and took part in the EXPRO Program in International Business at CBI Rotterdam, Netherlands. Mr. Mejía has extensive professional experience in foreign trade and international markets. He is CEO of MU Mecanicos Unidos S.A.S., a metal casting company with 86 years in the market and the owner of the brand Victoria Cast Iron Cookware. Mr. Mejía has been an independent member of Grupo Cibest's Board since May 2025. He previously served as an independent member of Bancolombia’s board of directors from 2016 to April 2025. He was born in 1962.
•Sylvia Escovar Gómez holds a degree in economics from the Universidad de los Andes. She has worked as chief economist of the World Bank´s resident mission in Colombia and was Head of the External Credit Division of the National Planning Department ('Departamento Nacional de Planeación' or 'DNP'). She served as Head of the Economic Research Service of the Central Bank in Cartagena, Head of the National Public Policy Evaluation System of the DNP and General Director of FES Leadership Foundation. She was Undersecretary of Education and Undersecretary of Finance of the municipal government of Bogota and previously served as Financial Vice President of Fiducolombia. She served as Chief Executive Officer of Organización Terpel S.A. from 2012 until 2020 and currently serves as a strategic advisor to its board of directors. She is also a member of the boards of directors of Grupo Energía de Bogota, Terpel S.A., Geo Park S.A.S. and ETB S.A. Ms. Escovar has been an independent member of Grupo Cibest's Board since May 2025. She previously served as an independent member of Bancolombia's board of directors from 2020 to April 2025. She was born in 1961.
•Silvina Vatnick holds a degree in economics from the University of Buenos Aires and a master’s degree in economics from UCEMA. She also received and MPhil in Macroeconomics and International Finance at Columbia University and completed a Management of Financial Institutions program at New York University. Her career has focused on macroeconomic policy, financial stability, bank and non-bank regulatory issues, corporate governance, access to finance, sustainability, and entrepreneurship. She has a solid technical expertise and a close understanding of the economies of Latin America, and the global economy after a distinguished career at the World Bank. Ms. Vatnick also has extensive experience in Central Banking and the management of financial institutions. She is cofounder and director of Global Outcomes LLC, a strategic advisory firm for companies, governments, and public and private institutions in Latin America and globally. She has been an Adviser to the U.S. Treasury Department’s Office of Technical Assistance on financial and regulatory stability issues. She is also a member of the Corporate Governance Task Force at the OECD. Ms. Vatnick has been an independent member of Grupo Cibest's Board since May 2025 and is the audit committee’s financial expert. She previously served as an independent member of Bancolombia’s board of directors from 2021 to April 2025 and was the audit committee’s financial expert. She was born in 1959.

•Nicolás Zapata Zuluaga, holds a degree in administrative engineering from Universidad EIA and a postgraduate degree in economics from Universidad de los Andes and Universidad EAFIT. He earned an MBA from IE University Business School and completed executive programs in Venture Capital Immersion at the Venture Capital Institute, Leveraging Fintech Innovation at Harvard Business School, and Value Investing at Columbia Business School. He currently serves as Chief Executive Officer of Astorga Kapital and Chief Operating Officer

of Aferox S.A.S. Previously, he held positions including Fund Trader at Suvalor, Dollar Securities Trader at Corfinsura, International Desk Trader at Bancolombia, Director of Special Products at Valores Bancolombia, and Chief Executive Officer at Gondwana S.A.S. He is an alternate member of the boards of Laboratorios Medick S.A.S., Base Cook S.A.S., Rutech S.A.S., Pasta Artesanale S.A.S., and Cervecería Nevada S.A.S., as well as a principal member of the board of directors of Fundación Los 8 Valores. Mr. Zapata has been an independent member of Grupo Cibest’s Board of Directors since June 2025. He was born in 1976.

For additional information regarding the Board of Directors and its functions, see Item 10 Additional Information – B. Memorandum and Articles of Association – Board of Directors.
Senior Management
•Juan Carlos Mora Uribe has been CEO of Grupo Cibest since April 30, 2025, and of Bancolombia since May 2016. Prior to his appointment as CEO, he was Vice President for Corporate Innovation and Digital Transformation, a post he held until 2015. He holds a bachelor's degree in business administration (BBA) from Universidad Eafit and an MBA degree from Babson College. Mr. Mora has wide experience in corporate finance and investment banking. Mr. Mora also previously served as Chief Risk Officer, Chief IT Officer, and Chief Operating Officer of Bancolombia. He is a member of the boards of directors of Proantioquia, Acumen Latinoamérica, Asociación Nacional de Empresarios Colombianos (ANDI), Asociación Nacional de Instituciones Financieras (ANIF), and Asobancaria and also chairs the Comité Universidad Empresa Estado – CUEE. He was born in 1965.

•Mauricio Rosillo Rojas has been the Business Vice President of Grupo Cibest since April 30, 2025, and of Bancolombia since December 2023. Mr. Rosillo holds a law degree from Pontificia Universidad Javeriana, a degree in financial legislation from Universidad de Los Andes, a master’s degree in commercial and economic law from the University of Georgia and additional training in European Community law from the Free University of Brussels. Mr. Rosillo has held several positions in the public and private sectors, including General Secretary of Federación Colombiana de Compañías de Leasing (Fedeleasing), Interim Colombian Superintendency of Cooperatives ('Superintendente de Economia Solidaria encargado), Director of Financial Regulation of the Colombian Ministry of Finance, Supervisor of the Securities Market of the Colombian Stock Exchange and President of the Colombian Self-Regulatory Organization (Autoregulador del Mercado de Valores - AMV). He was the Chief Legal Officer of Bancolombia from December 2008 until September 2019, when he was appointed as Corporate Vice President, a position that he held until his appointment as Business Vice President. As Business Vice President of Grupo Cibest and Bancolombia, he is responsible for proposing, implementing and controlling strategies aimed at generating value for Grupo Cibest’s businesses, aiming the consolidation and increase of Grupo Cibest's leadership in the market, among others. Mr. Rosillo is also a member of the board of directors of certain subsidiaries. He was born in 1969.
•Julián Mora Gómez has been the Business Development Vice President of Grupo Cibest and Bancolombia since March 1, 2026. He holds a law degree and a degree in insurance from Universidad Pontificia Bolivariana in Medellín and an MBA from the EADA Business School, and has participated in complementary executive programs at Stanford. Mr. Mora has held various roles in Bancolombia for more than 20 years, as a lawyer, commercial and regional manager of Fiduciaria Bancolombia, director of industry and trade of Banca de Inversión Bancolombia and CEO of Fiduciaria Bancolombia. He served as Chief Compliance Officer for Bancolombia from January 2022 until December 2023, when he was appointed Corporate Vice President, a position he held until his appointment as Business Development Vice President. He has also been a Professor at Pontificia Universidad Javeriana in Bogota. As Business Development Vice President of Grupo Cibest and Bancolombia, he is responsible for shaping and strengthening how the group's businesses communicate their value proposition. Mr. Mora is also a member of the board of directors of certain subsidiaries. He was born in 1976.
•Jaime Alberto Villegas Gutierrez has been the Corporate Services Vice President of Grupo Cibest since April 30, 2025, and of Bancolombia since October 2016. He holds an industrial engineering degree and a postgraduate degree in finance from Universidad de los Andes and has more than 30 years of international experience in the financial services industry. He has worked in the finance, operations and technology department of financial institutions such as Citibank and Standard Chartered Bank, the latter in Colombia, Peru, United Arab Emirates and Singapore. As Corporate Services Vice President of Grupo Cibest and Bancolombia, he is responsible for supplying corporate, administrative, technological, operational, and project support services to the business units, ensuring the normal development of our activities in Colombia and other countries. Mr. Villegas is also a member of the board of directors of certain subsidiaries. He was born in 1965.

•Rodrigo Prieto Uribe has been Corporate Risk Vice President of Grupo Cibest since April 30, 2025, and of Bancolombia since March 2011. He holds a degree in civil engineering from Universidad EIA and has a master’s degree in economics from Universidad de los Andes and a master’s degree in finance from Instituto Tecnológico y de Estudios Superiores de Monterrey. Mr. Prieto has held positions in various departments of Bancolombia, including Risk, Investment Banking, Financial Planning, Strategic Planning and Corporate Project Management. He has also been a professor at several universities, including Universidad Eafit, Universidad EIA and Universidad de los Andes. As Vice President of Corporate Risks of Grupo Cibest and Bancolombia, he is responsible for the design of Grupo Cibest's and Bancolombia's risk management strategy, and formulation of the risk appetite. Mr. Prieto is also a member of the board of directors of certain subsidiaries. He was born in 1973.
•José Mauricio Rodríguez Ríos has been the Internal Audit Vice President of Grupo Cibest since April 30, 2025, and of Bancolombia since August 2020. He has more than 25 years of experience in auditing, and has worked for Bancolombia since 1994. He previously served as Vice President of Internal Audit at Bancoagrícola. Mr. Rodríguez is a Certified Public Accountant from Universidad de Medellín and an IT Technician from Politécnico Colombiano. He also holds an Executive MBA from Centro Universitario Villanueva and a postgraduate degree in Finance from Universidad de Medellín. Mr. Rodríguez is also certified in international risk (CRMA) by IIA – The Institute of Internal Auditors- and is licensed to perform quality assessments (QA). As Vice President for Internal Audit of Grupo Cibest and Bancolombia, he is responsible for advising and coordinating the continuous evaluation of the Internal Control System of our companies as well as leading the development of the organizational control culture. He was born in 1972.
•Claudia Echavarría Uribe has been the Corporate Governance Vice President and General Counsel of Grupo Cibest and Bancolombia since March 1, 2026. She is a lawyer from Universidad Pontificia Bolivariana, has a Master of Laws degree from Columbia University Law School. She previously held the position of Legal Vice President and General Counsel of Bancolombia since December 2019, until March, 2026, and of Grupo Cibest since April, 2025 until March 2026. She was the corporate vice president and the general counsel of Almacenes Exito S.A. and held different positions in the legal department of Bancolombia and in Banca de Inversion Bancolombia between 2004 and 2015. As Corporate Governance Vice President of Grupo Cibest and Bancolombia, her mission is to build trust in the group's companies, leveraging the new business structure and strengthening relational capital to create competitive advantage. Additionally, she is in charge of the communications team. Ms. Echavarría is also a member of the board of directors of certain subsidiaries. She was born in 1979.
•Mauricio Botero Wolff has been the Strategy and Finance Vice President of Grupo Cibest since April 30, 2025, and of Bancolombia since August 2024. He holds a degree in administrative engineering from Universidad EIA, a postgraduate degree in economics from Universidad de los Andes, and an MBA from Emory University, which he completed as a Fulbright scholar. He has held different positions in Bancolombia, including as a Corporate Trader in the Treasury Department, Investor Relations Manager, Acquisitions Integration Manager and Corporate Projects Manager. He became Vice President of Administrative Services of Bancolombia in 2016, a position that he held until he became the Vice President of Customer and Employee Services in 2022. As Vice President of Strategy and Finance of Grupo Cibest and Bancolombia, he is responsible for directing and integrating the formulation and execution of the corporate strategy and the financial and treasury management, for our companies and businesses in all geographies. Mr. Botero is also a member of the board of directors of certain subsidiaries. He was born in 1978.
•Liliana Vásquez Uribe has been the Payments, Cash Flows, and Insurance Vice President of Grupo Cibest since March 1, 2026. She holds a degree in Business Administration from Universidad EAFIT, with studies in Marketing Management with an emphasis on Products and Managerial Development in Boards of Directors from Universidad de los Andes. She has international certifications in banking payment instruments from Tecnológico de Monterrey, executive training in Marketing from Kellogg–Northwestern, Strategic Innovation from Babson College, studies in digital banking from IE University, financial sustainability from Barcelona School of Management, and global strategic vision under the World of Tomorrow program of IE University. She has held different positions in the group since 1996, including Vice President of Payment Methods for Colombia, Panama, Guatemala and El Salvador; Vice President of Product and Channel Development; and Vice President of Products. Ms. Vásquez is also a member of the board of directors of certain subsidiaries. She was born in 1969.
•Alejandro Botero López has been the Corporate Vice President of Grupo Cibest and Bancolombia since March 1, 2026. He holds a degree in Business Administration from Universidad EAFIT, with a postgraduate degree in Economics from Universidad de los Andes and a Master’s Degree in Management and Marketing from the University of Barcelona. He completed a Senior Management Program at IE Business School and the Global CEO Program, jointly developed by IESE Business School and MIT, with international training in Singapore, Boston, and Barcelona. He has held different positions in Bancolombia since 2002, including Director of Strategic Alliances, Vice President of Private Banking, President of the Sufi business line, and Vice President of Mobility Leasing, Rental and Use. As Corporate Vice President of Grupo Cibest and Bancolombia, he is the strategic leader for Human Resources Compliance, and Diversity, Equity and Inclusion (DEI), ensuring high standards of organizational culture. He is also responsible for formulating and implementing Sustainability standards and directing the Bancolombia Foundation. Mr. Botero is also a member of the board of directors of certain subsidiaries. He was born in 1976.
Cipriano López González, held the position of Vice President of Innovation and Sustainability until March 1, 2026.
There are no family relationships between the directors and senior management of Grupo Cibest listed above.
No arrangements or understandings have been made by major shareholders, customers, suppliers or others pursuant to which any of the above directors or members of senior management were selected.
The Good Governance Code of Grupo Cibest sets a mandatory retirement age of 65 years for senior management and suggests a retirement age of 75 years for members of the Board of Directors.
B.Compensation of Directors and Officers
In 2025, Grupo Cibest paid each member of the Board of Directors who resides in Colombia a fixed fee of COP 15.5 million per month for membership of the Board.
In addition, Grupo Cibest paid the following fixed monthly fees for participation in Support Committees:
•Audit and Risk Committees: COP 15.5 million.
•Good Governance Committee and Designation, Compensation and Development Committee: COP 5.2 million.
Grupo Cibest also provides differential compensation to the Chair of the Board of Directors and to the Chairs of the Support Committees, consisting of fixed monthly fees.
•Chair of the Board of Directors: COP 20.1 million
•Chairs of Audit and Risk Committees: COP 18.6 million
•Chairs of Good Governance Committee and Designation, Compensation and Development Committee: COP 6.2 million
In 2025, Grupo Cibest paid each member of the Board of Directors who does not reside in Colombia a fixed fee of USD 3,500 per month for membership of the Board. Such fees correspond to a scheme that is different from and independent of that applicable to members of the Board of Directors who reside in Colombia.
In addition, Grupo Cibest paid the following fixed monthly fees for participation in Support Committees:
•Audit and Risk Committees: USD 3,500.
•Good Governance Committee and Designation, Compensation and Development Committee: USD 1,200.
Grupo Cibest also provides differential compensation to the Chair of the Board of Directors and to the Chairs of the Support Committees, consisting of fixed monthly fees.
•Chair of the Board of Directors: USD 4,500
•Chairs of Audit and Risk Committees: USD 4,100
•Chairs of Good Governance Committee and Designation, Compensation and Development Committee: USD 1,400

Grupo Cibest also grants each member of the Board who does not reside in Colombia travel expenses for USD 278 per day of travel for their in-person attendance at the Board or Support Committees.
In accordance with our current policy, 70% of directors’ fees are paid in cash each month and the remaining 30% is paid through a contribution to a fund that invests in Grupo Cibest shares. Directors can withdraw money from the fund two years after the respective contribution is made.
The directors received no other compensation or benefits, and there is no stock option plan for them.
The Board maintains a Designation, Compensation and Development Committee, which consists of three Board members. This Committee supports the Board in matters related to the selection, appointment, hiring, and remuneration policies for senior management officers and other matters related to Grupo Cibest's remuneration model.
The Board of Directors approves any salary increases for the Chief Executive Officer of Grupo Cibest and Bancolombia and salary policies for other employees.
Consistent with Colombian law, Grupo Cibest does not publish information regarding the compensation of its individual officers. The aggregate amount of remuneration paid by Grupo Cibest to senior management during the fiscal year ended December 31, 2025, is disclosed in Note 28. Related party transactions of consolidated financial statements.
Grupo Cibest has an incentive plan that awards bonuses annually to its senior management. In determining the amount of any bonuses, Grupo Cibest takes into consideration the overall return on equity of Grupo Cibest and its senior management's achievement of established goals. Bonuses are paid in cash and through an investment fund that invests in Grupo Cibest shares. Members of the senior management can withdraw from the fund three years following the respective contributions are made.
C.Board Practices
The following table reflects the composition of the Board of Directors of Grupo Cibest as of April 8, 2026

Name	Elected to the Board	Term Expires
Luis Fernando Restrepo Echavarría	2025	2027
Andrés Felipe Mejía Cardona	2025	2027
Sylvia Escovar Gómez	2025	2027
Silvina Vatnick	2025	2027
Ricardo Jaramillo Mejía	2025	2027
Nicolás Zapata Zuluaga	2025	2027
Juan Esteban Toro Valencia	2025	2027

Andrés Felipe Mejía Cardona, Sylvia Escovar Gómez, Nicolás Zapata Zuluaga and Silvina Vatnick are independent directors in accordance with Grupo Cibest's bylaws, Colombian laws and NYSE standards. Luis Fernando Restrepo is considered a non-independent member under Colombian regulations, as he is also a member of the Board of Directors of Bancolombia, a subsidiary of Grupo Cibest. Consequently, the majority of the Board of Directors is composed of independent directors. Neither Grupo Cibest nor its subsidiaries have any type of agreement with Grupo Cibest's directors providing for benefits upon termination of their term.

The following are the current terms of office and the period served for members of senior management. There are no defined expiration terms. The members of senior management can be removed by the Board of Directors.

Name	Period Served
President
Juan Carlos Mora Uribe	Since 2025
Vice Presidents
Mauricio Rosillo Rojas	Since 2025
Julián Mora Gómez	Since 2025
Jaime Alberto Villegas Gutierrez	Since 2025
Rodrigo Prieto Uribe	Since 2025
José Mauricio Rodríguez Ríos	Since 2025
Claudia Echavarría Uribe	Since 2025
Mauricio Botero Wolff	Since 2025
Liliana Vásquez Uribe	Since 2026
Alejandro Botero López	Since 2026
For further information about Grupo Cibest’s corporate governance practices please see Item 16. Reserved – B. Corporate Governance and Code of Ethics.
Audit Committee
Grupo Cibest’s Board of Directors, in compliance with Colombian and American regulations, maintains an Audit Committee that is currently composed of three (3) Board members, all of whom must be independent directors. The current members of the Audit Committee are Andrés Felipe Mejía Cardona, Silvina Vatnick and Nicolás Zapata Zuluaga. The Board of Directors elected Silvina Vatnick and Andrés Felipe Mejía Cardona as members of the Audit Committee on May 2, 2025 and re-elected them as members of the Audit Committee on June 18, 2025. Additionally, the Board of Directors elected Nicolás Zapata Zuluaga as member of the Audit Committee on June 18, 2025. Each of them serves as an independent member of the Board of Directors.
Pursuant to the applicable U.S. regulations for foreign private issuers, Ms. Silvina Vatnick has served as the financial expert of the Audit Committee since June 2025, she previously served as the financial expert of the audit committee of Bancolombia from May 2021 until April 2025. In addition, the Committee has an independent advisor and expert in financial reporting and auditing matters, who provides advice to the Committee on such matters.
For a broader description of the experience and qualifications of Mr. Mejía, Ms.Vatnick and Mr. Zapata see Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.
This Committee has a charter approved by the Board of Directors that establishes its composition, organization, objectives, duties, responsibilities and extension of its activities. The main purpose of this Committee is to support the Board of Directors in overseeing the effectiveness of Grupo Cibest's internal control system, specifically, and of Cibest Corporate Group in general, as well as in its continuous improvement. Other specific responsibilities of the Committee include:
(i) ensuring that the preparation, presentation, and disclosure of financial and accounting information comply with applicable regulations and the financial performance targets established, verifying that the necessary controls are in place for such purpose.
(ii) submitting to the general shareholders’ meeting, through the Board of Directors, the candidates for the position of external auditor, without prejudice to the shareholders’ right to propose other candidates at the respective meeting. For this purpose, the Committee reviews the information provided by the candidates and presents to the general shareholders' meeting the results of its assessment.
(iii) conducting an annual evaluation of the internal control system, the draft year-end financial statements and their notes, the auditors’ reports, the observations issued by oversight entities, the results of the evaluations conducted by the internal audit and the external auditor, and any other relevant documents. As a result of this process, the Committee shall present to the Board of Directors the annual management report, which will be submitted for consideration by the shareholders’ meeting.
(iv) approving the annual internal audit plan, as well as its annual budget and resource plan.
(v) overseeing the functions and activities of internal audit and/or other control bodies within Cibest Corporate Group, in order to determine their independence and objectivity with respect to the activities they audit, identify any limitations that may hinder their proper performance, and verify that the scope of their work meets the control needs established by the entity.
(vi) receiving and reviewing the reports submitted by the external auditor, internal audit, and other external auditors regarding weaknesses identified in the assessment of the effectiveness of the internal control system, as well as other internal control reports prepared by such bodies, ensuring appropriate follow-up on management’s actions.
(vii) proposing to the Board of Directors the implementation of controls to prevent, detect, and adequately respond to fraud risks. The Committee also reviews, reports, and recommends measures to be adopted in cases of fraud that may affect the quality of financial information.
(viii) overseeing the services provided by the external auditor, assessing their quality and effectiveness, and informing the Board of Directors of any situations that may jeopardize their independence or limit their access to information.
(ix) reviewing non-recurrent operations with related parties, according to the Good Governance Code.
(x) evaluating and advising the potential conflicts of interests of directors and members of senior management.
(xi) monitoring compliance with ESG commitments and the closing of identified gaps.
(xii) evaluating the programs designed to prevent cybersecurity risks, including a review of the semi‑annual cybersecurity reports submitted by management to the Board of Directors, as well as a reviewing material cybersecurity incidents of the Cibest Corporate Group.
(xiii) periodically reviewing reports regarding cybersecurity management.
Further, the Internal Auditor of Grupo Cibest and the Compliance Officer report to the Audit Committee. Likewise, Grupo Cibest has a management-level Ethics Committee that reports to the Audit Committee and is in charge of defining general policy issues and giving guidelines on ethics, conduct and integrity, as well as defining corporate positions in the face of difficult ethical dilemmas. From time to time, the Audit Committee may be informed of diagnostic studies of the ethical culture in Grupo Cibest.
Unless there are no matters to be addressed, the Audit Committee meets at least every three months, upon prior notice issued by the Secretary or the Chair of the Committee. In addition, the Committee may meet in extraordinary sessions convened by the Chair or the Secretary of the Committee, as often as deemed necessary. The Committee met a total of seven (7) times during 2025. Additionally, between January and May 2025, the Audit Committee of Bancolombia, which during that period was the parent company of the group, met five (5) times.
The shareholders establish the remuneration of the members of the Audit Committee in their general meeting.
Designation, Compensation and Development Committee
This committee is composed of three (3) Board members of which at least one (1) must be an independent director, who is elected by the Board itself. The Manager of Human Resources of Bancolombia acts as secretary of this Committee.
The Designation, Compensation and Development Committee has a charter approved by the Board of Directors that governs matters such as its composition and meeting invitees, and the roles, responsibilities and internal rules of the Committee.
The Designation, Compensation and Development Committee supports the Board of Directors in matters related to the appointment, hiring, remuneration and compensation policies for senior management officers and other matters related to Grupo Cibest's and Bancolombia's remuneration model.

The duties of the Designation, Compensation and Development Committee are:
(i) proposing to the Board of Directors the succession policy for the senior management of Grupo Cibest and Bancolombia.
(ii) evaluating and proposing to the Board of Directors candidates for the positions of CEO of Grupo Cibest and Bancolombia.
(iii) proposing to the Board of Directors the remuneration policy for the senior management of Grupo Cibest and Bancolombia. When the remuneration policy for Grupo Cibest's and Bancolombia's senior management includes a variable component linked to Grupo Cibest's shares, it shall be submitted for approval by the General Shareholders' Meeting.
(iv) periodically reviewing the remuneration programs for senior management of Grupo Cibest and Bancolombia and proposing updates as appropriate.
(v) presenting to the Board of Directors proposals for corporate human management policies within its competence, such as annual salary increases, non-traditional work schemes, inclusion policies, among others.
The members of the Designation, Compensation and Development Committee are Ricardo Jaramillo Mejía, Luis Fernando Restrepo Echavarria and Sylvia Escovar Gómez. The committee met 3 times during 2025. Additionally, between January and May 2025, the Designation, Compensation and Development Committee of Bancolombia, which during that period was the parent company of the group, met twice.
The shareholders establish the remuneration of the members of the Committee at the ordinary General Shareholders' Meeting.
Good Governance Committee
The Good Governance Committee is composed of 3 members of the Board of Directors, of which at least 1 must be an independent director. Grupo Cibest’s CEO attends this committee on a permanent basis.
The Good Governance Committee has a charter approved by the Board of Directors that governs matters such as its composition and meeting invitees, and the roles, responsibilities and internal rules of the Committee.
The purpose of this Committee is to assist the Board of Directors in overseeing compliance with corporate governance policies established by Grupo Cibest, as well as in reviewing any proposed changes to such measures. The Committee also supports the Board of Directors in matters related to determining Board succession policies and its remuneration. Likewise, the Committee approves Grupo Cibest’s ESG strategy and monitors compliance with such strategy.
This Committee also prepares the annual calendar of meetings of the Board of Directors, and makes recommendations regarding the agenda for such meetings; reviews the results of the internal self‑assessment and/or the external annual assessment of the performance of the Board of Directors, and formulates recommendations aimed at improving its effectiveness, as well as that of its supporting committees, including through the efficient use of available resources and technology; and reviews, on a prior basis, the policies, guidelines, and measures to be submitted to the Board of Directors for consideration and approval in matters relating to the corporate governance of Grupo Cibest, submitting proposals for the updating or amendment of the provisions currently in force in this regard, among others.
The members of the Good Governance Committee are Sylvia Escovar Gómez, Silvina Vatnick and Luis Fernando Restrepo Echavarría. The committee met 5 times in 2025. Additionally, between January and May 2025, the Good Governance Committee of Bancolombia, which during that period was the parent company of the group, met 3 times.
The shareholders establish the remuneration of the members of the Committee at the ordinary General Shareholders' Meeting.
Risk Committee
Grupo Cibest’s Risk Committee consists of 3 members of the Board of Directors. Its president must be an independent director.
The Risk Committee has a charter approved by the Board of Directors that establishes its composition, organization, objectives, duties, responsibilities and activities.

The main purpose of this Committee is to support the approval, follow-up and control of policies, guidelines and strategies for risk management. In addition, this Committee supports Grupo Cibest's Board of Directors in matters such as knowledge and understanding of the risks assumed by Grupo Cibest and the monitoring of its risk appetite, including its subsidiaries, and the capital required to administer such risks.
Among other responsibilities, the Risk Committee supports the Board of Directors in verifying compliance with the risk governance structure, and strategies for managing risks, capital and liquidity and their disclosure.
The Committee is aware of global trends with the aim of identifying the risks to which our companies are exposed, strengthening the maturity and management of both traditional and non-traditional risks; and monitoring and issuing recommendations in line with the dynamics of business and its associated risks.

The Committee also oversees the methodology, procedures, and tools for cybersecurity risk management, as well as the policies for its proper governance.

The members of the Risk Committee are Andrés Felipe Mejía Cardona, Silvina Vatnick and Juan Esteban Toro Valencia. The Risk Committee meets every 2 months and met 6 times in 2025. Additionally, between January and May 2025, the Risk Committee of Bancolombia, which during that period was the parent company of the group, met 4 times.
The shareholders establish the remuneration of the members of the Committee at the ordinary General Shareholders' Meeting.
D.EMPLOYEES
The following table sets forth the number of our employees for the last three fiscal years:

As of December 31,	Total number of employees Cibest Corporate Group*
2025	33,951
2024	34,114
2023	34,756
*Total number of employees in 2023 and 2024 were reported under 'Grupo Bancolombia'.
The following table sets forth the number of our employees for 2025:

Cibest Corporate Group
Company	Number of employees
Bancolombia S.A, Valores Bancolombia, Fiduciaria Bancolombia and Banca de Inversión (Colombia)	23,447
BAM (Guatemala)	3,233
Banco Agrícola (El Salvador)	3,097
Banistmo (Panamá)	2,119
Bancolombia Panamá and Puerto Rico	190
Valores Banistmo (Panamá)	46
Subtotal	32,132

Other companies	Number of employees
Renting	941
Nequi S.A. Compañía de Financiamiento	579
Wompi S.A.S	194
Wenia	79
Grupo Cibest S.A.	12
Cibest Capital Holdings y filiales	10
Valores Simesa S.A	2
Banagrícola Costa Rica	2
Subtotal	1,819

Total Cibest Corporate Group	33,951

As of December 31, 2025, we had 33,951 employees; approximately 74.4% are located in Colombia, 9.5% in Guatemala, 9.1% in El Salvador, and 7.0% in Panama, Puerto Rico and other places. Of the total, 45.6% are operational personnel and 54.4% are professional or managerial employees.

Companies with active union membership are Bancolombia, Valores Bancolombia, Banca de Inversión Bancolombia, and Fiduciaria Bancolombia. The trade union density is 41.6% in these companies. In line with our Social Dialogue Model, our Collective Bargaining Agreement (CBA) is effective from November 2023 until October 2026 for all operating personnel, regardless of whether they are union members. The CBA coverage rate is 48% of the total employees in those companies.

Four trade unions submitted independent lists of petitions requesting the intervention of arbitral tribunals to solve pending pleas. However, the CBA reached with the more representative unions (Uneb and Sintrabancol) applies to all operating personnel of other unions.

During 2025, we employed an average of 250 persons per month in Colombia through temporary employment agencies.
E.Share Ownership
None of the directors or members of senior management directly owned Common or Preferred shares in Grupo Cibest as of December 31, 2025.
As of March 18, 2026, (i) none of the directors or members of senior management directly owned Common or Preferred Shares in Grupo Cibest, but all of the directors and members of senior management indirectly own Common Shares and Preferred Shares of Grupo Cibest, whether through the institutional fund SVA (which holds 1.87% of Grupo Cibest’s shares) or through their respective beneficial owners. The number of shares or the corresponding percentage in each case represents a beneficial ownership of less than 1% of Grupo Cibest's outstanding shares.

The following table provides the names of Grupo Cibest directors and members of senior management who indirectly held shares of Grupo Cibest as of March 18, 2026.

Directors / Members of Senior Management	Common Shares	Preferred Shares	Percentage of Outstanding Preferred Shares	Percentage of Total Share Capital
Luis Fernando Restrepo Echavarría	*	*	*	*
Andrés Felipe Mejía Cardona	*	*	*	*
Sylvia Escovar Gómez	*	*	*	*
Silvina Vatnick	*	*	*	*
Ricardo Jaramillo Mejía	*	*	*	*
Nicolás Zapata Zuluaga	*	*	*	*
Juan Esteban Toro Valencia	*	*	*	*
Juan Carlos Mora Uribe	*	*	*	*
Mauricio Rosillo Rojas	*	*	*	*
Julián Mora Gómez	*	*	*	*
Jaime Alberto Villegas Gutiérrez	*	*	*	*
Rodrigo Prieto Uribe	*	*	*	*
José Mauricio Rodríguez Ríos	*	*	*	*
Claudia Echavarría Uribe	*	*	*	*
Mauricio Botero Wolff	*	*	*	*
Liliana Patricia Vásquez Uribe	*	*	*	*
Alejandro Botero López	*	*	*	*
*None of the directors or members of senior management held or beneficially owned, individually or in the aggregate, more than 1% of Grupo Cibest’s outstanding Common Shares, Preferred Shares, or a combination of both classes of shares.

As of December 31, 2025, there are no stock options to acquire any of Grupo Cibest’s outstanding Common Shares or Preferred Shares or share-based payments to any employee.
F.Disclosure of a registrant's action to recover erroneously awarded compensation
Pursuant to Section 303A.14 of the NYSE Listed Company Manual (Erroneously Awarded Compensation), each listed issuer that does not qualify for an exemption set forth in the rule was required to adopt a recovery policy by December 1, 2023. Complying with the rule, the Board of Directors of Grupo Cibest approved the implementation of a Recovery Policy (or Clawback Policy) on May 27, 2025.
Grupo Cibest was not required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to its compensation recovery policy, nor was there any outstanding balance at the end of 2025 of erroneously awarded compensation to be recovered from the application of the policy to a prior restatement.
ITEM 7           Major Stockholders and Related Party Transactions
A.Major stockholders
In accordance with Grupo Cibest's bylaws, there are two classes of authorized and outstanding stock: Common Shares and Preferred Shares. Each Common share entitles its holder to one vote at meetings of our stockholders, and there are no differences in the voting rights conferred by any of the Common Shares. Under Grupo Cibest's bylaws and Colombian corporate law, holders of Preferred Shares (and consequently, holders of ADSs) have no voting rights, other than in limited circumstances as described in Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Share Rights, Preferences and Restrictions – Voting Rights – Preferred Shares.

The following table sets forth, solely for purposes of United States securities laws, certain information regarding the beneficial ownership of Grupo Cibest’s capital stock by each person known to Grupo Cibest to own beneficially more than 5% of each class of Grupo Cibest’s outstanding capital stock as of December 31, 2025. A beneficial owner includes anyone who has the power to receive the economic benefit of ownership of the securities.

Name	Common Shares	Preferred Shares	% Ownership of Common Shares(1)	% Ownership of Preferred Shares(1)	% Ownership of Total Shares (1)
Grupo de Inversiones Suramericana S.A (2)	235,012,336	—	46.16%	— %	24.65%
ADR Program	—	113,309,660	— %	25.51%	11.89%
(1)Common Shares have one vote per share; Preferred Shares have limited voting rights under certain circumstances specified in the bylaws of Grupo Cibest filed as Exhibit 1 to this Annual Report
(2)Represents ownership of Grupo de Inversiones Suramericana S.A. directly and through its subsidiaries: Grupo de Inversiones Suramericana Panamá S.A., Inversiones y Construcciones Estrategicas S.A., CIA. Suramericana de Seguros de Vida S.A., Cia. Suramericana de Seguros S.A., Suratep.

As of December 31, 2025, a total of 509,103,132 Common Shares and 444,111,532 Preferred Shares were registered in our stockholder registry in the name of 53,007 stockholders. A total of 113,309,660 representing 25.51% of Preferred Shares were part of the ADR Program and were held by 33 record holders registered in The Bank of New York Mellon’s registered stockholder list. Given that some of the Preferred Shares and ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

During the past year, Grupo de Inversiones Suramericana S.A. increased its ownership to 24.65% on December 31, 2025 from 24.43% on December 31, 2024. The ADR program decreased as a percentage of our total ownership, from 12.70% on December 31, 2024, to 11.89% by the end of December 2025. Fondo de Pensiones Obligatorias Porvenir Moderado and Fondo de Pensiones Obligatorias Protección Moderado – both Colombian private pension fund managers that held more than 5% of Grupo Cibest’s outstanding capital in previous years – reduced their ownership to below 5% as of December 31, 2025.

There were no other significant changes in the percentage of ownership held by major shareholders in the last year.

There are no arrangements known to Grupo Cibest that may at a subsequent date result in a change in control of the company. To the extent known to Grupo Cibest, and in accordance with Colombian law, Grupo Cibest is not directly or indirectly owned or controlled by any other entity or person.
B.RELATED PARTY TRANSACTIONS
Our Good Governance Code provides that in no event may any transaction regarding Grupo Cibest's shares that is carried out by any officer, director or manager be executed for speculative purposes, which would be presumed if the following three conditions were met:

(a) if suspiciously short lapses of time exist between the purchase and the sale of shares;
(b) if situations arise proving to be exceptionally favorable for Grupo Cibest;
(c) if significant profits are obtained from this transaction.
All transactions that we enter into with our directors, officers and senior management are subject to the limitations and conditions set forth by the applicable law governing the prevention, handling and resolution of conflicts of interest.
Over time, Bancolombia, Grupo Cibest's largest operating subsidiary, has granted loans and engaged in other transactions with related parties. Such loans were made in the ordinary course of business, on substantially the same terms, including interest rates and required collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability, and do not present any additional unfavorable terms for Grupo Cibest.

On a nonconsolidated basis, Bancolombia had a total of COP 2,145,059 million in loans outstanding to related parties as of February 28, 2026. The principal amounts outstanding as of February 28, 2026, included in this amount are:

Entity	Amount outstanding	Accrued Interest	Average Interest rate
	In millions of COP, except percentages
Subsidiaries Grupo Sura	2,008,823	21,633	13.01%
For additional information regarding our related party transactions, please see Note 28. Related party transactions to the Consolidated Financial Statements.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8         FINANCIAL INFORMATION
A.CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

A.1CONSOLIDATED FINANCIAL STATEMENTS
Reference is made to pages F-1 through F-215.
A.2Legal Proceedings
We are involved in normal collection proceedings and restructuring proceedings with respect to certain borrowers as well as other legal proceedings. For further information regarding legal proceedings, see Note 21.2 - Provisions and Contingent Liabilities to the Consolidated Financial Statements.
A.3Dividend Policy
The declaration, amount and payment of dividends are based on Grupo Cibest’s unconsolidated earnings. Dividends must be approved at the ordinary annual shareholders’ meeting upon the recommendation of the Board of Directors. Under the Colombian Commercial Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Grupo Cibest must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Grupo Cibest, as may be determined by the stockholders, and within a year from the date of the ordinary annual shareholders’ meeting in which the dividend was declared. According to Colombian law, the minimum dividend per share may be waived by an affirmative vote of the holders of 78% of the voting shares present at the shareholders’ meeting.
The annual net profits of Grupo Cibest must be applied as follows: (i) first, an amount equal to 10% of Grupo Cibest’s net profits to a legal reserve until such reserve is equal to at least 50% of Grupo Cibest’s paid-in capital; (ii) second, to the payment of the minimum dividend on the Preferred Shares (for more information, see Item 10. Additional Information – B. Memorandum and Articles of Association); and (iii) third, as may be determined in the ordinary annual shareholders’ meeting by the vote of the holders of a majority of the shares entitled to vote.
The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net income earned in:	Cash dividends per share(1)(2)	Cash dividends per share(1)(3)
	(COP)	(U.S.dollars)
2025	4,512	1.198
2024(4)	4,524	1.078
2023	3,536	0.899
2022	3,536	0.735
2021	3,120	0.831
(1)Includes Common Shares and Preferred Shares.
(2)Cash dividends for 2025 will be paid in quarterly installments.
(3)Amounts have been translated from pesos at the Representative Market Rate in effect at the end of the month in which the dividends were declared in March. In 2025, the amount were converted from pesos at the representative market rate at the end of February.
(4)During 2024, the total value of cash dividends includes an ordinary dividend of COP 3,900 and an extraordinary dividend of COP 624.
B.SIGNIFICANT CHANGES
On March 31, 2026, the board of directors of the Central Bank decided to increase the policy rate by 100 basis points, from 10.25% to 11.25%, in response to the persistence of inflationary pressures and the deterioration of macroeconomic balances.

On February 11, 2026, the Colombian government issued Legislative Decree No. 150, pursuant to which it declared a State of Economic, Social, and Ecological Emergency in certain departments of Colombia. Subsequently, on February 24, 2026, the government enacted Decree No. 173, which established, as a temporary tax measure for the 2026 fiscal year, a net worth tax applicable to Colombian legal entities that are taxpayers of the corporate income tax as of March 1, 2026. The general tax rate is 0.5% applied to net equity, while a special rate of 1.6% applies to financial institutions, brokerage firms, and other entities operating in certain specific sectors.

On January 30, 2026, the board of directors of the Central Bank decided to increase the policy rate by 100 basis points, from 9.25% to 10.25%, in response to the persistence of inflationary pressures and the deterioration of macroeconomic balances.

On January 29, 2026, the Constitutional Court of Colombia ordered the provisional suspension of Legislative Decree 1474 of 2025 while it carries out its constitutionality review. This decree established temporary tax measures applicable to fiscal year 2026 within the framework of the State of Economic Emergency.

As of December 31, 2025, Decree 1474 of 2025 was fully in force and, consequently, Cibest Corporate Group recognized its effects in the determination of income tax and the measurement of deferred tax (see Note 13. Income Tax).

The subsequent suspension does not provide evidence of conditions that existed at the reporting date, and the Decree has not been fully repealed, as it remains subject to the Court’s substantive review. Therefore, this event does not result in modifications to the amounts recognized as of December 31, 2025. However, it is disclosed due to its relevance for users of the financial statements.

ITEM 9        THE OFFER AND LISTING
A.OFFER AND LISTING DETAILS
Grupo Cibest´s ADSs, each representing four Preferred Shares, began trading on the NYSE on May 19, 2025, under the symbol 'CIB,' the same symbol under which Bancolombia's ADSs were traded on the NYSE prior to the Corporate Structure Changes in accordance with its Supplemental Listing Application. The CUSIP for Grupo Cibest's ADSs is 40090E 106. The NYSE filed a Form 25 with the SEC to remove the listing of Bancolombia's ADSs on the NYSE and from registration under Section 12(b) of the Exchange Act. Grupo Cibest´s Preferred Shares are also listed on the Colombian Stock Exchange.
ADRs evidencing ADSs are issuable by The Bank of New York Mellon (the 'Depositary'), as Depositary, pursuant to the Deposit Agreement, dated May 16, 2025, entered into by Grupo Cibest, the Depositary, the owners of ADSs from time to time and the owners and beneficial owners from time to time of ADSs, pursuant to which the ADSs are issued (as amended, the 'Deposit Agreement'). Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the office of Fiduciaria Bancolombia, as agent of the Depositary, currently located at Carrera 48, No. 26 - 85, Medellin, Colombia or Carrera 11 No. 91-42, Bogota, Colombia. The Depositary’s principal executive office is located at One Wall Street, New York, New York 10286.
Grupo Cibest has not listed debt, therefore it has not presented any Form F-3 with the SEC.
B.Plan of Distribution
Not applicable.
C.MARKETS
The Colombian Stock Exchange is the principal non-U.S. trading market for the Preferred Shares and the sole market for the Common Shares. As of December 31, 2025, the market capitalization for Grupo Cibest’s Preferred shares based on the closing price in the Colombian Stock Exchange was COP 26,647 billion. Grupo Cibest’s total market capitalization, which includes the Common and Preferred shares, was COP 61,878 billion or USD 16.47 billion as of the same date.

There are no official market makers or independent specialists on the Colombian Stock Exchange to ensure market liquidity and, therefore, orders to buy or sell in excess of corresponding orders to sell or buy will not be executed. The aggregate equity market capitalization of the Colombian Stock Exchange, as of December 31, 2025, was COP 500,564 billion (USD 133.21 billion), with 75 companies listed as of that date.

On May 19, 2025, Grupo Cibest announced that it has started a liquidity program in Colombia with Credicorp Colombia for its Common and Preferred shares under the same conditions Bancolombia had previously. This program seeks to increase the number of transactions involving Grupo Cibest's shares through purchase and sale orders entered by Credicorp Capital Colombia in the stock market, enabling price formation. These mechanisms contribute to promoting liquidity and mitigating volatility in stock trading, facilitating market entry and exit mechanisms for investors.

D.Selling Stockholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10      ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and articles of association
Grupo Cibest is a stock company (sociedad anónima) registered with the Chamber of Commerce of Medellín under registration number 40255. Set forth below is certain information concerning Grupo Cibest’s capital stock and a brief summary of certain significant provisions of Grupo Cibest’s bylaws and Colombian corporate law. This description does not purport to be complete and is qualified by reference to Grupo Cibest’s bylaws (an English translation of which is attached as Exhibit 1 to this Annual Report) and to Colombian corporate law.
Grupo Cibest’s Corporate Purpose
Pursuant to Article 3 of its bylaws, Grupo Cibest’s corporate purpose consists of investing in movable and immovable property, particularly in shares, quotas, equity interests and/or any other participation interest in Colombian and/or foreign companies or entities, as well as managing such investments.
In carrying out its corporate purpose, Grupo Cibest may take any acts and enter into contracts necessary or incidental to its corporate purpose and those necessary to exercise rights or fulfill obligations arising from its existence and activities. Among others, it may acquire, encumber, exploit, deliver in trust or dispose of movable and immovable property; enter into credit operations with related parties or third parties, either granting or receiving funds, provided that such transactions do not constitute financial intermediation, are occasional, non-speculative and solely intended to obtain resources to comply with its corporate purpose.

Grupo Cibest may also endorse, negotiate, transfer, pay or assign negotiable instruments and execute all types of civil and commercial documents, in furtherance of its corporate purpose.

Board of Directors
As of the date of filing of this Annual Report, Grupo Cibest’s Board of Directors is composed of seven Directors, elected for a two-year term, with no alternate Directors. For additional information regarding Grupo Cibest’s current Directors please see Item 6.A, Directors and Senior Management.
Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested
According to Grupo Cibest's bylaws and Good Governance Code, if a director has a conflict of interest with respect to a matter subject to the Board’s deliberation and decision, he/she must immediately inform the other members of the Board. The director in conflict must also refrain from participating in the deliberation and decision on the matter that gives rise to the conflict of interest; and the Board will deliberate and decide without the participation of the conflicted director, provided that he/she is not required to constitute the necessary quorum for deliberation and decision. If the conflicted director is required to constitute the necessary quorum, the conflict must be submitted to the competent body in accordance with the applicable regulations, including the special rules governing financial conglomerates. As a result, a director may not vote on any proposal, arrangement, or contract in which they hold a material interest.
Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body

The general shareholders' meeting is the sole body authorized to determine the compensation of the Board of Directors; therefore, directors have no authority to vote on their own compensation.
Borrowing powers exercisable by the directors and how such borrowing powers can be varied
Pursuant to the bylaws of Grupo Cibest, the Board of Directors has the power to authorize the execution of any agreement, within the corporate purpose of Grupo Cibest, and to adopt the necessary measures in order for Grupo Cibest to fulfill its purpose, except for matters reserved by law to the shareholders’ meeting. Furthermore, the Board of Directors must authorize the issuance of bonds or Common Shares up to the total amount of authorized capital stock. Any modification of such powers would require an amendment to the bylaws approved by the general shareholders’ meeting.
Retirement or non-retirement of Directors under an age limit requirement
There is no mandatory retirement age for directors under the bylaws of Grupo Cibest. Grupo Cibest’s Good Governance Code establishes that efforts shall be made to ensure that members of the Boards of Directors are not older than 75 years at the time of their election. If a Board member reaches the age of 75 while holding office, his or her age shall be taken into account in the next election when preparing candidate proposals, seeking to ensure that such candidates are under 75 years of age at the time of nomination.
Number of shares, if any, required for Director’s qualification.
There are no provisions in Grupo Cibest's bylaws or Good Governance Code requiring members of the Board of Directors to hold any number of Grupo Cibest shares as a qualification for their position and there is no share ownership requirement under applicable Colombian law.
Description of share rights, preferences and restrictions
Grupo Cibest’s bylaws provide for an authorized capital stock of COP 700 billion divided into 1,400,000,000 shares of a par value of COP 500 each. The shares may be issued as (i) Common Shares, (ii) privileged shares; and (iii) with preferred dividend and without voting rights. All shares have the same nominal value.
Common Shares Voting rights
Each Common share entitles its holder to one vote at a general shareholders’ meeting. General meetings may be ordinary or extraordinary.
Ordinary general shareholder’s meetings are held at least once a year within three months following the end of the prior fiscal year, for the following purposes:
(i) to consider the approval of Grupo Cibest’s annual report, including the financial statements for the preceding fiscal year
(ii) to review the annual report prepared by the external auditor
(iii) to determine the compensation for the members of the Board of Directors, and the external auditor every two years
(iv) to elect, every two years, the members of the Board of Directors and the external auditor
(v) to determine the dividend policy and the allocation of profits, if any, of the preceding fiscal year, as well as any retained earnings from previous fiscal years.
Extraordinary general shareholders’ meetings may take place when duly called for a specific purpose. The general shareholders' meeting may validly meet without prior notice, when holders representing all outstanding shares are duly represented at the meeting.
Quorum for both ordinary and extraordinary general shareholders’ meetings to be convened at first call requires the presence of two or more shareholders representing at least half plus one of the outstanding shares entitled to vote at the relevant meeting. If a quorum is not present, a subsequent meeting is called at which the presence of one or more holders of shares entitled to vote at the relevant meeting constitutes a quorum, regardless of the number of shares represented.
Ordinary general shareholders’ meetings may be called by the CEO, by order of the Board. Extraordinary general shareholders’ meetings may be called by the Board of Directors, the CEO or the external auditor of Grupo Cibest.

In addition, according to Grupo Cibest's bylaws, two or more shareholders representing at least 10% of the outstanding shares have the right to request that a general shareholders meeting be convened.
Notice of ordinary meetings and extraordinary meetings shall be issued by means of a notice published in at least one widely circulating newspaper in Grupo Cibest's principal place of business. For meetings at which year-end balance sheets, increases in authorized capital, reductions in subscribed capital, spin-offs, mergers, or the assignment of assets, liabilities and contracts representing more than 25% of their total value are to be examined, or where members are to be elected to the Board of Directors, the call notice shall be issued at least 15 business days prior to the date set for the meeting; in all other cases, 5 calendar days’ notice will suffice. When calculating these deadlines, neither the day on which the call notice is issued nor the day of the meeting will be counted.
Except when Colombian law or Grupo Cibest’s bylaws require a special majority, action may be taken at a general shareholder’s meeting by the vote of two or more shareholders representing a majority of Common Shares present. Pursuant to Colombian law and/or Grupo Cibest’s bylaws, special majorities are required to adopt the following corporate actions:
(i) a favorable vote of at least 70% of the shares represented at a general shareholders’ meeting is required to approve the issuance of shares without preemptive rights available for shareholders;
(ii) a favorable vote of at least 78% of the holders of represented Common Shares to decide not to distribute as dividend at least 50% of the annual net profits of any given fiscal year;
(iii) a favorable vote of at least 80% of the holders of represented Common Shares and 80% of the holders of outstanding Preferred Shares to approve the payment of the dividend in shares; and
(iv) a favorable vote of at least 70% of the holders of Common Shares and of outstanding Preferred Shares to effect a decision to impair the conditions or rights established for such Preferred Shares, or a decision to convert those Preferred Shares into Common Shares.
Regarding the election of the Board of Directors, the election of independent Directors must be in a separate ballot from the ballot to elect the rest of the Directors, unless reaching the minimum number of independent Directors required by law or by the bylaws is assured, or when there is only one list that includes the minimum number of required independent Directors. 25% of the members of the Board of Directors shall be independent. Under Colombian law, an independent Director is a Director who is not:
(i) an employee or director of the issuer or any of its parent or subsidiary companies, including all those persons acting in said capacity during the year immediately preceding that in which they were appointed, except in the case of an independent member of the Board of Directors being re-elected;
(ii) shareholders, who either directly or by virtue of an agreement direct, guide or control the majority of the entity’s voting rights or who determine the majority composition of management, the Board of Directors or other corporate bodies of this same entity;
(iii) a partner or employee of any association or firm that provides advisory or consultancy services to the issuer or to companies who belong to the same economic group to which the issuer in question belongs, in the event that income obtained from such services represent for said association or firm 20% or more of its total operating income;
(iv) an employee or director of a foundation, association or institution that receives significant donations from the issuer. The term 'significant donations' is quantified as being 20% or more of the total amount of donations received by the respective institution;
(v) an officer of any entity on whose board of directors a legal representative of the issuer participates
(vi) any person who receives from the issuer any kind of remuneration different from fees as a member of the board of directors, of the audit committee or any other committee set up by the board of directors.

The Good Governance Code, aiming to strengthen the independence of the Board, establishes the following additional criteria to qualify a director as non-independent:
i.Employees or Executive Officers of companies within Cibest Corporate Group, including those persons who have had the status of employee or Executive Officer during the 2 years immediately preceding the appointment, unless it is the reelection of an independent person.
ii.Any of the following persons: (a) any of the Relevant Partners, as defined in the bylaws, of Grupo Cibest; or (b) any person that determines the majority composition of the administrative or management bodies of Grupo Cibest.
iii.Shareholders, employees or advisers to shareholders, who directly or through an agreement, direct, influence or control more than 10% of the voting rights of Grupo Cibest or determine the majority composition of the management, board of directors or control bodies of the Grupo Cibest.
iv.Partners or employees of associations or companies that receive payments from Cibest Corporate Group for services or other fees for: (i) an amount greater than the equivalent to USD 250,000 or corresponding to 2% or more of the total income of the applicable association or company (whichever is higher) for the last 3 years, or (ii) an amount representing 20% or more of the operating income of such association or company the prior year.
v.Partners or employees of legal entities or similar (e.g., trusts) that have made payments to Grupo Cibest or its affiliates, subsidiaries or controllers, for a value greater than USD 1 Million or equal to 2% of the total income of the relevant company or association (whichever is higher) in the last three years, except for interest payments or for financial services rendered by Grupo Cibest or its subsidiaries in the ordinary course of business.
vi.Employees or directors of legal entities or similar (e.g., trusts) that receive significant donations from Grupo Cibest, Bancolombia, or from individuals or corporate entities that hold, directly or indirectly, 0.5% or more of the voting rights of Grupo Cibest. A donation will be considered significant if it represents more than 20% of donations received by the relevant entity.
vii.Directors and officers of an entity on whose board of directors a legal representative of Grupo Cibest serves.
viii.Persons who receive from the Cibest Corporate Group any remuneration other than fees as members of the Board of Directors, the audit committee or any other committee created by the Board of Directors, or who have received remuneration for an amount greater than USD 120,000 during any 12 months within, in the last three years, other than payments for being a member of the Board of Directors or a Board committee.
ix.Partners or employees, or individuals who were, within the past three years, partners or employees of the external auditors.
x.Executive officers of another entity in which any of the current Directors, senior management or key executives or representatives of Grupo Cibest are members of the compensation committee.
For the election of members of the Board of Directors, the electoral quotient system shall be applied. This shall be determined by dividing the total number of votes validly cast by the number of persons to be elected. The count will begin with the slate that received the highest number of votes and in descending order. From each slate, as many names as the quotient in the number of votes cast by it will be declared elected, and if there are any places that remain to be filled, these will correspond to the highest residuals, counting them in the same descending order. Blank ballots will only be counted to determine the electoral quotient. If, at the time of the count, a person on one slate has already been elected because he or she appears on a previous slate, the person that comes next in the order of placement shall be chosen. In the event of a tie in the residuals, in elections performed as provided for in the above rule, the position will be decided by drawing lots.

The members of the Board of Directors may not be replaced through partial elections without carrying out a new election of the entire Board, pursuant to the electoral quotient system, unless the vacancies are filled unanimously.
With respect to the appointment of directors of the other companies of Cibest Corporate Group, the Good Governance Code establishes that Grupo Cibest's CEO, with the support of the corporate vice presidents, is responsible for appointing the nominees as members of the board of directors of the companies that are part of Cibest Corporate Group.

Preferred SharesVoting Rights
The holders of Preferred Shares are not entitled to receive notice of, attend to or vote at any general shareholders’ meeting except as described below.
Each Preferred Share entitles its holder to vote on the basis of one vote per share at any shareholders’ meeting, whenever a shareholder’s vote is required on the following matters:
(i) when voting the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose;
(ii) when the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding dividends have been fully paid to them;
(iii) if at the end of a fiscal period, Grupo Cibest’s profits are not enough to pay the minimum dividend and the SFC, by its own decision or upon petition of holders of at least 10% of Preferred Shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from Grupo Cibest by Grupo Cibest’s directors or officers decreasing the profits to be distributed, the Superintendency of Companies may resolve that holders of Preferred Shares should participate with speaking and voting rights at the general shareholders’ meeting, in the terms established by law;
(iv) when the registration of shares at the Colombian Stock Exchange or at the National Register of Securities is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved;
(v) when voting amendments that could impair the Preferred Shares’ rights, or the conversion of the Preferred Shares to Common Shares, a favorable vote of a minimum of 70% of the subscribe capital stock, including the favorable vote of a minimum of 70% of the Preferred Shares, is required; and
(vi) when the general shareholders´ meeting orders the payment of dividends with issued shares. In this event, the decision shall be approved with a favorable vote of 80% of the Common Shares represented, and 80% of the Preferred Shares subscribed.
Dividend Rights
Common Share dividends
Holders of Common Shares are entitled to receive dividends declared by the general shareholders’ meeting out of legally available profits.

Under the Colombian Commercial Code, at least 50% of Grupo Cibest annual net profits must be distributed to shareholders, unless a higher majority 78% of the Common Shares represented at the meeting approves a lower distribution. If total reserves exceed paid-in capital, the minimum distribution increases to 70%.
Therefore, Grupo Cibest's annual net profits are applied as follows:
(i) first, 10% of net profits is allocated to build a legal reserve until that reserve is equal to at least 50% of Grupo Cibest’s paid-in capital
(ii) second, payment of the minimum dividend on the Preferred Shares
(iii) third, the remainder is allocated as determined by the shareholders upon the recommendation of the Board of Directors and the CEO. All Common Shares that are fully paid in and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Common Shares that are only partially paid participate in a dividend or distribution in the same proportion as the shares that have been fully paid in at the time of the dividend or distribution.
The general shareholders’ meeting may allocate a portion of the profits to welfare, education or civic services, or to support economic organizations of Cibest Corporate Group’s employees.

Preferred Share dividends
Holders of Preferred Shares are entitled to receive dividends based on the net profits of Grupo Cibest from the preceding fiscal year, after deducting losses affecting the capital and allocating the legally required reserve, but prior to the creation of any other reserve. Preferred Shares are entitled to a non-cumulative minimum preferred dividend equal to 1% yearly of the subscription price per share, provided that such amount is not less than the dividend declared per Common share. If the dividend declared on Common shares exceeds the minimum preferred dividend, the dividend payable on the Preferred Shares will be increased to equal the per share dividend on the Common shares. The dividend received by holders of Common shares may not be higher than the dividend assigned to Preferred shares.
Payment of the preferred dividend shall be made at the time and in the manner established in the general shareholders’ meeting and with the priority indicated by Colombian law.
In the event that the holders of Preferred Shares have not received the minimum dividend for a period in excess of two consecutive fiscal years, they will acquire certain voting rights. See Item 10. Additional Information – B. Memorandum and Articles of Association – Description of Share Rights, Preferences and Restrictions – Voting Rights – Preferred Shares.
General considerations relating to dividends
The general shareholders’ meeting, determines the record date, the payment date, method and place for payment of dividends, including whether dividends will be paid in installments.
Dividends declared on the Common Shares and the Preferred Shares are payable to the record holders of those shares, as reflected on Grupo Cibest’s stock registry, on relevant record dates established by the general shareholders’ meeting.
Any dividend in shares payable by Grupo Cibest will be paid in Common Shares to the holders of Common Shares and in Preferred Shares to the holders of Preferred Shares, unless the general shareholders’ meeting authorizes the payment in Common Shares to all shareholders.
Payment of dividend in shares requires the approval of at least 80% of the shares present at a shareholders’ meeting, including at least 80% of the outstanding Preferred Shares. If such voting majority is not obtained, shareholders may individually elect to receive a stock dividend or a cash dividend.
According to Grupo Cibest bylaws, dividends that are not claimed in a timely manner, will remain at the disposal of the shareholders. Dividends not claimed within 10 years following the date on which they become payable will lose their enforceable nature and must be transferred to a reserve of Grupo Cibest.
Liquidation rights
Grupo Cibest will be dissolved if certain events take place, including the following:
(i) its term of existence, as stated in the bylaws, expires without being extended by the shareholders prior to its expiration date;
(ii) when, according to the financial statements, there is no realistic alternative to liquidating the entity or ceasing operations;
ii) by decision at the general shareholders’ meeting; and
(iv) in certain other events expressly provided by law and in the bylaws.
Upon dissolution, a liquidator must be appointed by the general shareholders’ meeting to wind up its affairs.
Upon liquidation, holders of fully paid Preferred Shares will be entitled to receive in Colombian pesos, out of the surplus assets available for distribution to shareholders, pari passu with any of the other shares ranking at that time pari passu with the Preferred Shares, an amount equal to the nominal value of those Preferred Shares before any distribution or payment may be made to holders of Common Shares or any other shares at that time ranking junior to the Preferred Shares with regard to participation in Grupo Cibest’s surplus assets. If, upon any liquidation, assets that are available for distribution among the holders of Preferred Shares and liquidation parity shares are insufficient to pay in full their respective liquidation preferences, then those assets will be distributed among those holders pro-rata in accordance with the respective liquidation preference amounts payable to them.

Subject to the preferential liquidation rights of holders of preferred shares, all fully paid common shares will be entitled to participate equally in any distribution upon liquidation. Partially paid Common Shares must participate in a distribution upon liquidation in the same proportion that those shares have been paid at the time of the distribution.

To the extent there are surplus assets available for distribution after full payment to the holders of Common Shares of the nominal value of the Common Shares, the surplus assets will be distributed among all holders of shares of capital stock pro-rata in accordance with their respective holdings of shares.

Preemptive rights and other anti-dilution provisions
Under Grupo Cibest’s bylaws, the holders of Common Shares determine in their meeting the amount of authorized capital stock, and the Board of Directors has the power to (a) order the issuance and regulate the terms of subscription of Common Shares up to the total amount of authorized capital stock and (b) regulate the issuance of Preferred Shares, when expressly delegated at the general shareholders’ meeting. The issuance of Preferred Shares must always be first approved at the general shareholders’ meeting, which shall determine the nature and extent of any privileges, according to the bylaws and Colombian law.
Grupo Cibest’s bylaws and Colombian law require that, whenever Grupo Cibest issues new shares of any outstanding class, it must offer the holders of each class of shares the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of Grupo Cibest. These rights are called preemptive rights. See Item 3. Key Information – D. Risk Factors – Preemptive rights may not be available to holders of (ADRs evidencing ADSs).
Shareholders at a general meeting of shareholders may suspend preemptive rights with respect to a particular capital increase by a favorable vote of at least 70% of the shares represented at the meeting. Preemptive rights must be exercised within the period stated in the share placement terms of the increase, which cannot be shorter than 15 business days following the publication of the notice of the public offer of that capital increase. From the date of the notice of the share placement terms, preemptive rights may be transferred separately from the corresponding shares.
The SFC will authorize decreases in the outstanding capital stock decided by the holders of Common Shares only if: (i) Grupo Cibest has no liabilities; (ii) Grupo Cibest’s creditors consent in writing; or (iii) the outstanding capital stock remaining after the reduction represents at least twice the amount of Grupo Cibest’s liabilities.
Limits on Purchases and Sales of Capital Stock by Related Parties
Pursuant to the Colombian Commerce Code, the members of Grupo Cibest’s Board of Directors and certain of Grupo Cibest’s senior management may not, directly or indirectly, buy or sell shares of Grupo Cibest’s capital stock while they hold their positions, except when dealing with nonspeculative operations and in that case they need to obtain the prior authorization of the Board of Directors, passed with the vote of two-thirds of its members (excluding, in the case of transactions by a Director, that Director’s vote) or, when deemed relevant by the Board of Directors with the authorization of the shareholders meeting, the affirmative vote of the ordinary majority foreseen in the bylaws, excluding the vote of the petitioner.
Redemption
Under Colombian law, Grupo Cibest may repurchase shares of its capital stock, as long as any repurchases are approved at a shareholders’ meeting and the repurchases meet certain Colombian law requirements.
Sinking fund provisions
Grupo Cibest's Common Shares and Preferred Shares are not subject to any sinking fund provisions.
Liability to further capital calls
Under Grupo Cibest bylaws, shareholders are not liable for further capital calls by Grupo Cibest, and there are no provisions or clauses requiring shareholders to contribute additional capital as a result of their share ownership.
No discrimination

Grupo Cibest's bylaws do not include any provision discriminating against any existing or prospective holder of Common Shares or Preferred Shares as a result of such shareholder owning a substantial number of shares.
Limitations on the Rights to own securities
There are no limitations in Grupo Cibest’s bylaws or Colombian law on the rights of Colombian residents or foreign investors to own the shares of Grupo Cibest, or on the right to hold or exercise voting rights with respect to those shares.
Under Decree 663 of 1993, as amended, any transaction resulting in an individual or entity holding 10% or more of the outstanding shares of any Colombian financial institution, including transactions resulting in holding American depositary shares representing 10% or more of outstanding shares, is subject to the prior authorization of the SFC. This restriction will be indirectly applicable to Grupo Cibest as the parent company of Bancolombia. The SFC must evaluate any proposed transaction resulting in a change of ownership of 10% or more of the outstanding shares of a Colombian financial institution based on the criteria and guidelines specified in Decree 663 of 1993. Transactions entered into without the prior approval of the SFC are null and void and cannot be recorded in the institution’s stock ledger. These restrictions are equally applicable to Colombian and foreign investors.
Restrictions on change of control, mergers, acquisitions or corporate restructuring of the company
Under Colombian law and Grupo Cibest’s bylaws, the general shareholders’ meeting has full and exclusive authority to approve any corporate restructuring, including mergers, acquisitions or spin-offs, subject to authorization by the SFC.
Under Article 92 of Grupo Cibest's bylaws, a price-matching obligation applies as follows:
(a) Any beneficial owner of Common Shares in Grupo Cibest that holds less than 25% of such shares as of the date on which Grupo Cibest shares being to be traded on the Colombian Stock Exchange (the 'Cut-off Date'), and acquires, in one or more transactions, directly or indirectly, within a 12 month following its first acquisition after the Cut-off Date ('Matching Period One'), Common Shares that result in such beneficial owner holding more than 25% of Grupo Cibest’s Common Shares, shall be required to pay to each seller that disposed of its Common Shares during Matching Period One, an amount equal to the difference between (x) the highest price per Common Share in Grupo Cibest paid by such beneficial owner during Matching Period One and (y) the price per Common Share in Grupo Cibest paid to such seller ('Matching Value One').
(b) Any beneficial owner who acquires Common Shares in Grupo Cibest via an Initial Takeover Bid, as defined in Grupo Cibest bylaws, and subsequently acquires, in one or more transactions, directly or indirectly, within a 12 month period following the completion of the Initial Takeover Bid ('Matching Period Two'), additional Common Shares that increase its percentage of Grupo Cibest Common Shares by 5% or more, shall be required to pay each seller that disposed of its Common Shares in Grupo Cibset during Matching Period Two an amount equal to the difference between (x) the highest price per Common Share of Grupo Cibest paid by the beneficial owner during Matching Period Two and (y) the price per Common Share in Grupo Cibest paid to such seller ('Matching Value Two'). Once Matching Period Two has expired, any subsequent Takeover Bid, as defined in Grupo Cibest bylaws, for Common Shares by a beneficial owner shall be considered a new Initial Takeover Bid and the provisions of Article 92 shall apply again.
Ownership threshold requiring public disclosure
Grupo Cibest must disclose to the SFC at the end of each semester the names of the shareholders of Grupo Cibest, indicating at least the 25 shareholders with the highest number of shares.
Colombian securities regulations set forth the obligation to disclose any material event or relevant fact. Any transfer of shares equal to or greater than 5% of Grupo Cibest’s capital stock or any person acquiring a percentage of shares that would make him the beneficial owner of 5% or more of Grupo Cibest’s capital stock, is a material event, and therefore, must be disclosed to the SFC.
Changes in the capital of the company
There are no conditions in Grupo Cibest’s bylaws governing changes in Grupo Cibest’s capital stock that are more stringent than those required under Colombian law.

C.Material contracts
We have not entered into any contract, other than those entered in the ordinary course of business or that are not considered to be material, to which we or any of our subsidiaries are a party, for the two years immediately preceding the date of this Annual Report.
D.Exchange controls
The Colombian Foreign Exchange Regime allows Colombian residents to acquire in the exchange market the currencies required to carry out their operations. For such purpose, the Colombian Foreign Exchange Regime establishes certain procedures that must be followed in order to carry out foreign exchange operations, which are known as 'channeling of currencies', through the exchange market. This channeling must be carried out through an intermediary of the exchange market (such as commercial banks in Colombia), or through compensation accounts (bank accounts abroad opened by Colombian residents registered before the Central Bank). Therefore, there are no limitations regarding the import or export of capital, including the availability of cash and cash equivalents for use by us. Nevertheless, these operations must be carried out following the applicable procedures.
The Foreign Exchange Statute, Law 9 of 1991, outlines the Colombian foreign exchange regime which relates to matters such as imports and exports of goods, foreign indebtedness, and guarantees in foreign currencies, among others. Additionally, Decree 1068 of 2015 and Decree 119 of 2017, as amended, sets forth an international investments regime which provides for rules applicable to foreign residents who invest in the Colombian securities markets and undertake other types of investments, prescribes registration before the Central Bank of certain foreign exchange transactions, and specifies procedures pursuant to which certain types of foreign investments are to be authorized and administered. Both the Foreign Exchange Statute and the International Investments Regime are regulated by External Resolution No. 1 of 2018 and External Regulating Circular DCIP-83, both as amended, of the board of directors of the Central Bank.

Under Colombian law and Grupo Cibest's bylaws, foreign investors receive the same treatment as Colombian citizens with respect to ownership and the voting rights of ADSs and Preferred Shares, as well as the remittance abroad of dividends, or any other type of proceedings derived from any type of securities investments duly registered before the Central Bank. For a detailed discussion of ownership restrictions see Item 4. Information on the Company - B. Business Overview – B.8. Supervision and Regulation – Ownership and Management Restrictions.
E.Taxation
Colombian Tax Consideration
ADSs do Not Have the Same Tax Treatment as Other Equity Investments in Colombia.
Although ADSs represent Grupo Cibest's Preferred Shares, they are held through a foreign capital fund in Colombia, subject to a specific tax regulatory regime. Accordingly, the applicable law in Colombia to equity investments, particularly those relating to dividends and profits from sales, are not applicable to ADSs, including Grupo Cibest's ADSs.
Under Section 18-1 of the Colombian Tax Code, dividends are subject to a dividend tax as follows:
Foreign Portfolio investment:
To determine the income tax concerning the profits earned from the foreign portfolio investment, regardless of the method or vehicle used to invest by the investor, the following rules shall apply:
i.Dividends subject to CIT at the corporate level are taxed at 20%.
ii.Dividends that did not pay CIT at the corporate level are subject to the equalization tax at 25% upon distribution, plus a 20% dividend tax on top of that.
The tax is to be collected via withholding tax on the accrual or cash basis and is applicable to:

i.Non-residents of Colombia for foreign exchange matters.

ii.Corporations whose head office, principal place of business or effective place of management is located outside of Colombia.

iii.Companies incorporated under non-Colombian laws.

Tax Residence for Individuals
For Colombian tax purposes, individuals are considered tax residents if they meet any of the following requirements:
•He or she remains in Colombia (continuously or not) for an aggregate period of 183 calendar days or more, including entry and departure days from the country, within a period of 365 consecutive calendar days. If that requirement is met by considering the days spent in Colombia over two successive fiscal years, the individual would be viewed as a tax resident as of the second fiscal year.
•Individuals who work for the Colombian Foreign Services in other countries under the Vienna Conventions on Diplomatic and Consular Relations and whose income and capital gains are exempt from taxation in the country they serve.
•If the individual is a Colombian citizen and falls within any of the following scenarios:
a)The spouse or dependents are tax residents of Colombia.
b)50% or more of their income is Colombian-sourced income.
c)50% or more of their assets are managed in Colombia.
d)50% or more of their assets are physically located in Colombia.
e)If the Colombian Tax Office (DIAN) requests evidence of the fiscal residency status in another country and the individual does not provide it.
f)The individual has a fiscal residence in a non-cooperative jurisdiction, a place of null or minimum taxation, or a preferential tax regime jurisdiction (tax havens).
Colombian citizens are not considered tax residents for any of the scenarios above if:
a)50% or more of their annual income has been sourced where they are domiciled; or
b)50% or more of their assets are located in the jurisdiction where they are domiciled.
Entities
Corporate residence is determined by the place of incorporation of any given company. Companies incorporated in Colombia under Colombian laws qualify as National Companies and are taxed on their worldwide income. For Colombian tax purposes, a non-resident entity that is effectively managed in Colombia would be considered as a Colombian entity (effective place of management).
Preferred Shares
Preferred Shares will have the same treatment as financial liabilities for the issuer's tax purposes. The treatment will be the same as financial assets for the holder. This treatment will not apply to listed shares that do not comply with the rest of the requirements established by Section 33-3 of the Colombian Tax Code.
Industry and Commerce Tax

Industry and commerce tax ('ICT') is a territorial tax levied on industrial, commercial and services activities performed by the taxpayer within a Colombian municipality. ICT is paid in the municipality where the activity is performed over the gross revenue at rates ranging between 0.2% and 2%. Each municipality fixes the rate and how the tax should be collected and paid to the municipal tax office.

Dividends received by holders are not subject to any special rule and therefore are subject to industry and commerce tax if they are derived from a commercial activity at a rate of 0.5%.

Other Tax Considerations
As of the date of this report, there is no Double Taxation Treaty between Colombia and the United States.

United States Federal Income Taxation Considerations
This section describes the material United States federal income tax consequences generally applicable to a U.S. holder (as defined below) of owning Preferred Shares or ADSs. It applies to you only if you hold your Preferred Shares or ADSs as capital assets for United States federal income tax purposes. This discussion addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:
•A dealer in securities,
•A bank,
•A trader in securities that elects to use a mark-to-market method of accounting for securities holdings,
•A tax-exempt organization,
•A life insurance company,
•A person that actually or constructively owns 10.00% or more of the combined voting power of Grupo Cibest's voting stock or of the total value of Grupo Cibest's stock,
•A person that holds Preferred Shares or ADSs as part of a straddle or a hedging or conversion transaction for United States federal income tax purposes,
•A person that purchases or sells Preferred Shares or ADSs as part of a wash sale for United States federal income tax purposes, or
•A person whose functional currency is not the U.S. dollar.
This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and Colombia. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.
If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the Preferred Shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Preferred Shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Preferred Shares or ADSs.
You are a U.S. holder if you are a beneficial owner of Preferred Shares or ADSs and you are:
•A citizen or resident of the United States
•A domestic corporation (or an entity treated as a domestic corporation)
•An estate whose income is subject to United States federal income tax regardless of its source, or
•A trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the Preferred Shares represented by those ADRs. Exchanges of Preferred Shares for ADRs, and ADRs for Preferred Shares generally will not be subject to United States federal income tax.
The tax treatment of your Preferred Shares or ADSs will depend in part on whether or not we are classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. Except as discussed below under “PFIC Rules”, this discussion assumes that we are not classified as a PFIC for United States federal income tax purposes.

You should consult your own tax advisor regarding the U.S. federal, state and local and other tax consequences of owning and disposing of Preferred Shares or ADSs in your particular circumstances.
Taxation of Distributions
Under the United States federal income tax laws, the gross amount of any dividend we pay out of Grupo Cibest's current or accumulated earnings and profits (as determined for United States federal income tax purposes), other than certain pro-rata distribution of Grupo Cibest's Preferred Shares, including the amount of any Colombian tax withheld, will be treated as a dividend that is subject to United States federal income taxation. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at preferential rates applicable to long-term capital gains, provided that you hold the Preferred Shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the Preferred Shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meet other holding period requirements. Dividends we pay with respect to the ADSs generally will be qualified dividend income, provided that, in the year that you receive the dividend, the ADSs are readily tradable on an established securities market in the United States. Grupo Cibest believes that its ADSs, which are listed on the NYSE, are readily tradable on an established securities market in the United States; however, there can be no assurance that Grupo Cibest's ADSs will continue to be readily tradable on an established securities market. Because the Preferred Shares are not listed on any United States securities market, it is unclear whether dividends we pay with respect to the Preferred Shares will also be qualified dividend income. If dividends we pay with respect to Grupo Cibest's Preferred Shares are not qualified dividend income, then the U.S. dollar amount of such dividends received by a U.S. holder (including dividends received by a non-corporate U.S. holder) will be subject to taxation at ordinary income tax rates.
You must include any Colombian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of Preferred Shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income will be the U.S. dollar value of the Colombian Peso payments made, determined at the spot Colombian Peso / U.S. dollar rate on the date the dividend is distributed, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend is distributed to the date you (or the Depositary on your behalf) convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the Preferred Shares or ADSs and thereafter as capital gain. However, we do not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, you should expect to generally treat distributions with respect to Preferred Shares or ADSs as dividends.
Subject to certain limitations, the Colombian tax withheld and paid over to Colombia will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential rates. To the extent a refund of the tax withheld is available to you under Colombian law, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. The rules governing foreign tax credits are complex, and U.S. holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.
For foreign tax credit purposes, dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you.
The rules governing foreign tax credits are complex. You are urged to consult your tax advisors regarding the availability of foreign tax credits under your particular circumstances.
Taxation of Capital Gains
If you sell or otherwise dispose of your Preferred Shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your Preferred Shares or ADSs. Capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to certain limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules
We believe that we are not currently classified as a PFIC for United States federal income tax purposes, and we do not expect to become a PFIC in the foreseeable future. However, this conclusion is a factual determination that is made annually and thus may be subject to change. In addition, our current position that we do not expect to be a PFIC is based on our position that we qualify for a special rule that treats income recognized by a bank in the active conduct of a banking business as active income for PFIC purposes (the “active bank exception”). It is possible, however, that we may not satisfy the requirements of the active bank exception in the current or a future taxable year, or that the U.S. Internal Revenue Service may issue guidance in the future under which we would not satisfy the requirements of the active bank exception. In such a case, our interest income would be treated as passive income for PFIC purposes and we would therefore be treated as a PFIC. Accordingly, it is possible that we could become a PFIC in the current taxable year or in a future taxable year.
In general, we will be a PFIC in a taxable year if:
•at least 75% of our gross income for the taxable year is passive income or
•at least 50% of the value, determined on the basis of a quarterly average, of our assets in such taxable year is attributable to assets that produce or are held for the production of passive income.
'Passive income' generally includes dividends, interest, gains from the sale or exchange of investment property, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business) and certain other specified categories of income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.
If we are treated as a PFIC, you will generally be subject to special rules with respect to:
•any gain you realize on the sale or other disposition of your Preferred Shares or ADSs and
•any excess distribution that we make to you (generally, any distributions to you during a single taxable year, other than the taxable year in which your holding period in the Preferred Shares or ADSs begins, that are greater than 125% of the average annual distributions received by you in respect of the Preferred Shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the Preferred Shares or ADSs that preceded the taxable year in which you receive the distribution).
Under these rules:
•the gain or excess distribution will be allocated ratably over your holding period for the Preferred Shares or ADSs,
•the amount allocated to the taxable year in which you realized the gain or excess distribution or to prior years before the first year in which we were a PFIC with respect to you will be taxed as ordinary income,
•the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and
•the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.
Unless you make certain elections, your Preferred Shares or ADSs will generally be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your Preferred Shares or ADSs, even if we are not currently a PFIC.
In addition, notwithstanding any election you make with regard to the Preferred Shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC (or are treated as a PFIC with respect to you) either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the preferential rates applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own Preferred Shares or ADSs during any year that we are a PFIC with respect to you, you may be required to file IRS Form 8621.
Information with Respect to Foreign Financial Assets
Owners of 'specified foreign financial assets' with an aggregate value in excess of USD 50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. 'Specified foreign financial assets' may include financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons (including the Preferred Shares and ADSs), (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. You are urged to consult your tax advisors regarding the application of this reporting requirement to your ownership of the Preferred Shares or ADSs.
FATCA Withholding
Under FATCA, a 30% withholding tax will be imposed on certain payments to certain non-U.S. financial institutions that fail to comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/or United States account holders. To avoid becoming subject to the 30% withholding tax on payments to them, we and other non-U.S. financial institutions may be required to report information to the IRS regarding the holders of Preferred Shares or ADSs and to withhold on a portion of payments under the Preferred Shares or ADSs to certain holders that fail to comply with the relevant information reporting requirements (or hold Preferred Shares or ADSs directly or indirectly through certain non-compliant intermediaries). However, under proposed Treasury regulations, such withholding will not apply to payments made before the date that is two years after the date on which final regulations defining the term “foreign passthru payment” are enacted. The rules for the implementation of this legislation have not yet been fully finalized, so it is impossible to determine at this time what impact, if any, this legislation will have on holders of the Preferred Shares and ADSs.
FATCA is particularly complex and its application is uncertain at this time. The above description is based in part on regulations, the intergovernmental agreement between the United States and Colombia and official guidance, which are subject to change, and the provisions described above may be implemented in a materially different form. Holders of Preferred Shares or ADSs should consult their own tax advisors regarding how these rules may apply to their investment in the Preferred Shares or ADSs.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
Grupo Cibest files reports and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may view Grupo Cibest's SEC filings on the SEC’s website at http://www.sec.gov.
I.Subsidiary Information
Not applicable.
J.      Annual report to security holders

Not applicable.
ITEM 11        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Introduction
This section describes the market risks that we are exposed to, along with the tools and methodologies used to measure these risks as of December 31, 2025. We face market risk as an inherent aspect of our lending, trading and investment operations. Market risk represents the potential loss due to adverse changes in market prices of financial instruments driven by fluctuations in interest rates, foreign exchange rates, equity prices and other risk factors, such as sovereign risk.

Our risk management strategy, called the 'Integrated Risk Management Strategy', is based on principles set by international bodies and by Colombian regulations, and is guided by our corporate strategy. The primary objective of the Integrated Risk Management Strategy is to identify, measure, coordinate, monitor, report and propose policies for market and liquidity risks, thereby facilitating the efficient management of our assets and liabilities. To formalize the approach to market risk management, the Board of Directors and senior management have established policies, procedures, strategies and rules for market risk administration in the 'Market Risk Manual'. This manual defines the roles and responsibilities of each subdivision and their interaction to ensure effective market risk administration.
Our Market Risks Management Department is responsible for: (a) identifying, measuring, monitoring, analyzing and controlling the market risk inherent in our businesses, (b) analyzing our exposure under stress scenarios and confirming compliance with our risk management policies, (c) analyzing the methodologies designed by the official price vendor for valuation of the market value securities and financial instruments, (d) reporting to senior management and the Board of Directors any violation of our risk management policies, (e) reporting to the senior management on a daily basis the levels of market risk associated with the trading instruments recorded in its treasury book (the 'Treasury Book'), and (f) proposing policies to the Board of Directors and to senior management that ensure the maintenance of predetermined risk levels. We have also implemented an approval process for new products across each of our subdivisions. This process ensures that each subdivision is prepared to incorporate the new product into its procedures, that all risks are considered prior to incorporation, and that approval from the Board of Directors is obtained before the new product is offered.

Our assets include both trading and non-trading instruments. Trading instruments are recorded in the Treasury Book and include fixed income securities, foreign exchange (FX) and bond futures, as well as over-the-counter plain vanilla and exotic derivatives. Derivative trading includes forward contracts on foreign currency operations, forward contracts on fixed income securities, plain vanilla options on foreign currency, Asian options on U.S. dollar/COP, cross currency swaps and interest rate swaps. Non-trading instruments are recorded in our banking book (the 'Banking Book'), which primarily includes loans, time deposits, checking accounts and savings accounts.We use a Value-at-Risk ('VaR') calculation to manage our exposure to market risk in the Treasury Book, applying two different VaR methodologies: (1) the standard methodology required by the SFC, used to report market risk exposure to the regulator (this is the methodology applied in the analysis below); and (2) an internal historical simulation methodology, used to monitor the VaR limit structure trading activities.

The Board of Directors is responsible for establishing the maximum VaR based on the assessment of the appropriate level of risk for Cibest Corporate Group. The Corporate Market, Liquidity and Interest Rate Risk Committee is responsible for establishing the maximum VaR by type of investment. These limits are supervised daily by our Market Risk Management Office.

We are exposed to foreign currency exchange rate risk due to mismatches between assets and liabilities and off-balance sheet items denominated in different currencies.These mismatches may arise from trading activities or during the normal course of business operations. Our principal foreign currency exposure is to the U.S. dollar, which is actively managed by the Treasury Division and monitored through positions, VaR, and daily results.To manage interest rate risk associated with banking activities, we conduct a thorough analysis of mismatches between interest earning assets and interest-bearing liabilities. This analysis evaluates the potential impact of interest rate shocks on both the economic value of equity (EVE) and net interest income (NII). In addition, the foreign currency exchange rate exposures arising from the Banking Book are provided to the Treasury Division, where these positions are consolidated and effectively managed.

Trading Instruments Market Risk Measurement
We also measure the Treasury Book’s exposure to market risk (including over-the-counter derivatives positions) as well as the currency risk exposure of the Banking Book, which is provided to the Treasury Division, using a VaR methodology established in accordance with Chapter XXXI of the Basic Accounting Circular issued by the SFC.
This methodology is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks by the Basel Committee of 2005, which focuses on the Treasury Book and excludes investments measured under amortized cost that are not pledged as collateral, as well as any other investment that comprises the Banking Book, such as non-trading positions except for the currency risk position stemming from investment in affiliated but not consolidated entities denominated in foreign currencies. In addition, the methodology aggregates all risks using correlations, through an allocation system based on defined zones and bands, adjusted by specific sensitivity factors.
Our total market risk is calculated through the arithmetical aggregation of the VaR calculated for each subsidiary.
For purposes of VaR calculations, a risk exposure category is any market variable capable of causing potential changes in the portfolio value. Considering a given risk exposure, the VaR model assesses the maximum loss that does not exceed a specified confidence level over a given period of time. The fluctuations in the portfolio’s VaR depend on volatility, modified duration and positions changes relating to the different instruments that are subject to market risk.

The relevant risk exposure categories for which VaR is computed by Cibest Corporate Group according to Chapter XXXI, appendix VI of the Basic Accounting Circular are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; (iv) fund risk and (v) credit default swaps.
Interest Rate Risk (Treasury Book)
The interest rate risk is the probability of decline in the market value of a position due to fluctuations in market interest rates. We calculate the interest rate risk for positions in local currency, foreign currency and UVR separately, in accordance with Chapter XXXI of the Basic Accounting Circular issued by the SFC. The calculation of the interest rate risk begins with determining the net position in each instrument and estimating its sensitivity, calculated by multiplying its net present value (NPV) by its “modified duration” and by the interest rate’s estimated fluctuation (as defined by the Superintendency of Finance). The interest rate’s fluctuations are established by the SFC according to historical market performance, as shown in the following table:

Figure 1. Interest Risk – Sensitivity by Bands and Zones

		Modified Duration		Interest rate fluctuations (basis points)
Zone	Band	Low	High	Pesos	UVR	USD
Zone 1	1	0	0.08	274	274	100
	2	0.08	0.25	268	274	100
	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100
Zone 2	5	1	1.9	222	250	90
	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75
Zone 3	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
	11	7.3	9.3	162	170	60
	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20	-	162	170	60
After calculating the sensitivity factor for each position, modified duration is applied to classify positions into their respective bands. A net sensitivity is then calculated for each band, by determining the difference between the sum of all long-positions and the sum of all short-positions. Subsequently, a net position is calculated for each zone, comprising a series of bands defined by the SFC. The final step involves adjusting within each band, across bands and within each zone, culminating in the computation of the interest rate risk VaR by currency. All adjustments are executed in accordance with the guidelines issued by the Superintendency of Finance.

Our exposure to interest rate risk primarily arises from investments in Colombian government’s treasury bonds (TES) and other securities issued by the Colombian government.

Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund Risk (Treasury Book)
The VaR model uses a sensitivity factor to estimate the probability of loss due to fluctuations in the prices of stocks, funds and currencies in which we hold positions. As previously indicated, the methodology used in this Annual Report to quantify such risk consists of computing VaR, calculated by multiplying the position by the maximum probable variation in the price of such positions (Δp). The Δp is determined by the SFC, as shown in the following table:
Figure 2. Sensitivity Factor for Currency Risks, Equity Risks and Fund Risks

Currency	Sensitivity Factor
USD	12.49%
Euro	11.00%
Other currencies	13.02%
Equity and Fund Risk	14.70%
Interest rate fluctuations and the sensitivity of exchange rate risk, share prices, and collective portfolios used in the model are established by the SFC in accordance with historical market behavior.

Total Market Risk VaR
This VaR is calculated as the algebraic sum of the interest rate risk, currency risk, stock price risk, fund risk and credit default swaps risk. These components are calculated by aggregating our and our subsidiaries’ exposures to each respective risk. At present, we do not have exposure to credit default swaps risk.

Our exposure to market risk decreased by 28.5%, from COP 1,697,565 in December 2024 to COP 1,213,155 in December 2025. There was a notable decrease in the exchange rate factor due to lower exposure to the U.S. dollar, driven by lower exposure to foreign currency securities. Meanwhile, the share price factor increased due to greater exposure to equity instruments, as did the collective portfolio factor, which also increased due to the valuation of the Colombia Real Estate Fund.

Assumptions and Limitations of VaR Models:
While VaR models are widely recognized as a valuable tool for risk management, they have inherent limitations, including their reliance on historical data, which may not be indicative of future market conditions or trading patterns. Consequently, VaR models should not be viewed as predictive indicators of future results. We may incur losses that could be materially in excess of the amounts estimated by the models for a particular trading day or over a specific period, and there have been instances when results have fallen outside the values generated by our VaR models. A VaR model does not estimate the greatest possible loss. The outcomes derived from these models, as well as the subsequent analysis, are subject to prudent judgment of our risk management personnel.

The chart below provides information about our VaR for trading instruments at the end of December 2024 and December 2025.

December 2025
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	534,919	552,803	499,712	524,034
Foreign Exchange Rate Risk VaR	182,077	282,154	751,796	79,062
Equity Risk VaR	407,177	380,326	367,615	375,015
Fund Risk VaR	88,982	51,683	35,781	36,608
Total Value at Risk	1,213,155	1,266,967
As of December 31, 2024, the proprietary portfolio of Wenia amounted to USD -74.3 thousand, with a Value at Risk (VaR) of USD 3.8 thousand. The VaR was calculated using an internal methodology based on a Dynamic Conditional Correlation (DCC) GARCH model, with a one-day time horizon and a 99% of confidence level.

Non-Trading Instruments Market Risk Measurement
The relevant risk exposure in the Banking Book is interest rate risk, defined as the probability of unexpected changes in net interest income due to changes in market interest rates. Changes in interest rates affect our earnings as a result of timing differences on the repricing of the assets and liabilities. We manage interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest-bearing liabilities. The foreign currency exchange rate exposures associated with the Banking Book are provided to the Treasury Division where these positions are aggregated and managed.

Interest Risk Exposure (Banking Book)
We performed a sensitivity analysis of market risk sensitive instruments, estimating the impact on the net interest income for each position in the Banking Book, using a repricing model and assuming positive parallel shifts of 100 basis points (bps).

Table 1 provides information about our interest rate sensitivity for the items on the statement of financial position that comprises the Banking Book:
Table 1. Sensitivity to Interest Rate Risk of the Banking Book
The chart below provides information about our interest rate risk sensitivity in local currency (COP) at December 31, 2025 and December 31, 2024:

Interest Rate Risk
	As of December 31,
	December 31, 2025	December 31, 2024
	In millions of COP
Assets sensitivity 100 bps	1,314,604	1,262,776
Liabilities sensitivity 100 bps	870,619	915,528
Net interest income sensitivity 100 bps	443,985	347,248
The chart below provides information about our interest rate risk sensitivity in foreign currency (USD) at December 31, 2025 and December 31, 2024:

Interest Rate Risk
	As of December 31,
	December 31, 2025	December 31, 2024
	In thousands of USD
Assets sensitivity 100 bps	95,344	76,219
Liabilities sensitivity 100 bps	110,682	83,051
Net interest income sensitivity 100 bps	(15,337)	(6,832)
A positive net sensitivity denotes a higher sensitivity of assets than of liabilities and implies that a rise in interest rates will positively affect our net interest income. A negative sensitivity denotes a higher sensitivity of liabilities than of assets and implies that a rise in interest rates will negatively affect our net interest income. In the event of a decrease in interest rates, the impacts on net interest income would be opposite to those described above.

Total Exposure
As of December 31, 2025, the net sensitivity of the banking book in legal currency to positive and parallel variations in interest rates of 100 basis points was COP 443,985. The variation in interest rate risk sensitivity between 2025 and 2024 is due to the increase in the portfolio balance and accounting hedges.

On the other hand, the sensitivity of the net interest margin in foreign currency, assuming a parallel shift of 100 basis points, amounted to USD 15,337. This represents an increase compared to December 31, 2024, primarily driven by higher balances in rate‑sensitive deposit accounts and certificates of deposit.

Assumptions and Limitations
Net interest income sensitivity analysis is based on the repricing model and incorporates the following key assumptions: (a) the effect of new transactions, defaults, etc. is not considered (b) the sensitivity of the fixed-rate balance sheet considers amounts maturing in less than one year, assuming that these will be placed again at market rates; and (c) changes in interest rates are presented immediately and in parallel in the yield curves for assets and liabilities.

Structural Equity Risk Exposure (Banking Book)
Grupo Cibest's Investment Banking unit, in its capacity as a financial corporation, holds structural capital investments directly and through its affiliated companies. These investments are mainly concentrated in the industrial and financial sectors. The market value of these positions grew 25.5%, going from COP 36,226 million at the end of 2024 to COP 45,460 million at the end of 2025, mainly as a result of the appreciation of ENKA's shares.

The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	As of December 31,
	2025	2024
	In millions of COP
Market Value	45,460	36,226
Delta	14.70%	14.70%
Sensitivity	6,683	5,325
A negative impact of 14.70% on the value of structural shares as of December 2025 would result in a COP 6,683 million drop in their market value.
ITEM 12          Description of Securities Other than Equity Securities
D.AMERICAN DEPOSITARY SHARES
D.3FEES AND CHARGES APPLICABLE TO HOLDERS OF AMERICAN DEPOSITARY RECEIPTS
The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
The following are the fees charged by the Depositary:

Persons depositing or withdrawing shares must pay:	For:
USD 5.00 per 100 ADSs (or portion of 100 ADSs)
•Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.
•Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

Registration or transfer fees	•Transfer and registration of shares on Grupo Cibest’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
Expenses of the depositary	•Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). •Converting foreign currency to U.S. dollars.
Taxes and other Governmental charges the depositary or the custodian has to pay on any ADSs or share underlying a ADSs, for example, stock transfer taxes, stamp duty or withholding taxes.	•As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities.	•As necessary.
D.4.i.FEES INCURRED IN PAST ANNUAL PERIOD
For the period between January 1, 2025, and December 31, 2025, the Depositary reimbursed Grupo Cibest USD 187,965.60 for expenses related to the administration and maintenance of the ADR facility, investor relations activities, annual listing fees and any other ADR program-related expenses incurred by Grupo Cibest directly associated with Bancolombia’s preferred share ADR Program, corresponding to the period of May 2024 to May 2025. In addition, Fiduciaria Bancolombia received COP 336 million from The Bank of New York Mellon for the period between January 1, 2025, and December 31, 2025 in connection with its role as local custodian of the depositary bank.

D.4.ii.FEES TO BE PAID IN THE FUTURE
The Bank of New York Mellon, as Depositary, has agreed to reimburse Grupo Cibest for expenses incurred that are related to establishment and maintenance expenses of the ADR Program. The Depositary has agreed to reimburse Grupo Cibest for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse Grupo Cibest annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to Grupo Cibest based on any applicable performance indicators relating to the ADR facility. There are limits on the amount of expenses for which the Depository will reimburse the Company, but the amount of reimbursement available to Grupo Cibest is not necessarily tied to the amount of fees the depositary collects from investors.
The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

PART II
ITEM 13       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
There has not been any default, arrearage or delinquency neither in the payment of principal, interest, a sinking or purchase fund installment, nor in any payment relating to indebtedness or dividends by us.
ITEM 14       Material Modifications to the Rights of Security Holders and Use of Proceeds
There were no material modifications to the rights of shareholders.
ITEM 15       Controls and Procedures
We carried out an evaluation under the supervision and with the participation of our management, including Grupo Cibest's Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. As a result, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the disclosure controls and procedures effectively provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations of the SEC and provide reasonable assurance that such information is collected and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Our internal control over financial reporting includes those policies and procedures that:
•Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2025, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework version). On this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by PwC Contadores y Auditores S.A.S. located in Colombia with PCAOB ID 6466, an independent registered public accounting firm, which report is included on page F-5 of this Annual Report.

In addition, there were no changes in our internal control over financial reporting occurred during the period covered by this Annual Report that has materially affected or is reasonable likely to materially affect our internal control over financial reporting.
ITEM 16       RESERVED
A.Audit Committee Financial Expert
The Board of Directors of Grupo Cibest appointed Silvina Vatnick as the Audit Committee financial expert in accordance with SEC rules and regulations.
Grupo Cibest's Audit Committee financial expert, along with the other members of Grupo Cibest's Audit Committee, is considered to be independent according to applicable NYSE criteria.

Ms. Vatnick has served as Grupo Cibest's Audit Committee financial expert since May 2025 she previously served as Bancolombia's Audit Committee financial expert until April, 2025. There is no business relationship between her and Grupo Cibest, except for standard personal banking services. Further, there is no fee arrangement between Ms. Vatnick and Grupo Cibest, except in connection with her capacity as a member of Grupo Cibest's Board of Directors and as a member of the Audit, Good Governance and Risk Committee. Ms. Vatnick is considered an independent director under Colombian law and Grupo Cibest's Good Governance Code, as well as under NYSE’s director independence standards and SEC's independence criteria. The Audit Committee and the financial expert also have an independent advisor, who provides advice on financial reporting and auditing matters.
For more information regarding Grupo Cibest's Audit Committee, see Item 6. 'Directors, Senior Management and Employees— C. Board Practices—Audit Committee'. For more information regarding Ms. Vatnick relevant experience, see Item 6. 'Directors, Senior Management and Employees—A. Directors and Senior Management'.
B.    Corporate Governance and Code of Ethics
Grupo Cibest has adopted a Code of Ethics and a Good Governance Code, both of which apply to all employees, including Grupo Cibest's Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as to Grupo Cibest's Board of Directors.

We also have an anonymous Ethics Line (línea ética) for reporting improper conduct.

English translations of the Code of Ethics and the Good Governance Code are available on our website at https://www.grupocibest.com/es The Spanish versions take precedence for all legal purposes.

The Code of Ethics was updated in January 2026, with the approval of the Board of Directors. The main changes are:

•We updated our guidelines on Material Nonpublic Information and on Employees with Inside and/or Material Nonpublic Information (Insiders) to align with applicable SEC standards.
•We also revised the section addressing conflicts of interest in the performance of duties within the Group.
•In addition, we adjusted the policies and procedures governing the approval or rejection of gifts and invitations received by external members of the Board of Directors.

As a foreign private issuer, Grupo Cibest must disclose how its corporate governance practices may differ from those that U.S. companies listed on the NYSE must follow. We address these differences in Item 16. G Corporate Governance, which includes subsections on Independence of Directors, Non-Executive Director Meetings, Committees of the Board of Directors and Stockholders’ Approval of Dividends.

A copy of our Code of Ethics is filed as Exhibit 11.1 to this Annual Report on Form 20-F.
C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees
The aggregate fees billed under the caption audit fees for professional services rendered to us for the audit of our financial statements and for services that are normally provided to us, in connection with statutory or regulatory filings or engagements totaled COP 19,011 million and COP 23,401 million in audits carried out by PwC Contadores y Auditores S.A.S. and by the member firms of the PwC network located in Panama, El Salvador, Guatemala and Puerto Rico, which are the auditors of Cibest Corporate Group for the years 2025 and 2024, respectively.

Additionally, the amount of fees not billed as of December 31, 2025 and 2024 for the audit by PwC Contadores y Auditores S.A.S. is approximately COP 7,594 million and COP 6,059 million, respectively.
Tax Fees
For the years ended December 31, 2025 and 2024, we did not contract professional services related to tax compliance, tax advice or tax planning rendered by PwC Contadores y Auditores S.A.S.
All Other Fees
In 2025 and 2024, we did not pay other fees to PwC Contadores y Auditores S.A.S.
Pre-Approval Policy and Procedure
The audit committee of each company within the Cibest Corporate Group approves the fees and assignments of external auditors, and the overall fee proposal for Grupo Cibest and its subsidiaries is made known to the Audit Committee of Grupo Cibest. The fees are then submitted for approval by the General Shareholders' Meeting of each company. In cases where additional services related to the role of the external auditor and SOX are required, these must be submitted for prior approval by the audit committee of each company within the Cibest Corporate Group, in accordance with the delegation made by the General Shareholders' Meeting. Additionally, during 2025, a report was presented on a quarterly basis to Grupo Cibest's Audit Committee, providing a summary of the fees approved by the audit committees of the subsidiaries for additional services related to the role of the external auditor and SOX. Beginning 2026, these reports are presented to the Audit Committee on a semiannual basis.
During 2025, there were no services approved by the Audit Committee pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.
D.    Exemptions from the Listing Standards for Audit Committees
Not applicable.
E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On June 9, 2025, in an extraordinary shareholders’ meeting, the shareholders of Grupo Cibest authorized a share repurchase program covering Grupo Cibest’s Common Shares, Preferred Shares, and ADSs, for an amount of up to one trillion three hundred fifty billion Colombian pesos (COP 1,350,000,000,000), for a period of up to one (1) year, starting from the approval of the share repurchase program regulations by the Board of Directors on June 24, 2025. The execution of the program commenced on July 17, 2025.

The following table sets forth information regarding purchases of ADSs during the period covered by this report.

Period	Total number of ADSs purchased(*)	Average price paid per ADS in USD[1]	Total number of ADSs purchased as part of publicly announced plan or programs(**)	Approximate COP value of ADSs that may yet be purchased under the plans or programs(**)[2]
January 1 to January 31, 2025	-	-	-	-
February 1 to February 28, 2025	-	-	-	-
March 1 to March 31, 2025	-	-	-	-
April 1 to April 30, 2025	-	-	-	-
May 1 to May 31, 2025	-	-	-	-
June 1 to June 30, 2025	-	0	-	-
July 1 to July 31, 2025	244,469	44.86	244,469	1,281,117,291,815
August 1 to August 31, 2025	273,784	47.75	273,784	1,137,176,659,916
September 1 to September 30, 2025	236,575	51.69	236,575	989,396,083,091
October 1 to October 31, 2025	98,855	51.77	98,855	919,458,092,804
November 1 to November 30, 2025	-	-	-	919,458,092,804
December 1 to December 31, 2025	-	-	-	919,458,092,804
Total	853,683		853,683

(*) All ADSs purchased through publicly announced program.
(**) The share repurchase program was announced on June 9, 2025, covering Grupo Cibest’s Common Shares, Preferred Shares, and ADSs for an amount of up to one trillion three hundred fifty billion Colombian pesos (COP 1,350,000,000,000), for a period of up to one (1) year, from June 24, 2025 to expire on June 24, 2026.
1. While Grupo Cibest’s primary financial statements use COP, the price is presented in USD since that is the currency in which CIB ADSs are denominated.
2. The approximate value that may yet be purchased covers repurchases to be made of Common Shares, Preferred Shares, and ADSs.

The following table sets forth information regarding purchases of Preferred Shares during the period covered by this report.

Period	Total number of shares purchased(*)	Average price paid per share in COP	Total number of shares purchased as part of publicly announced plan or programs(**)	Approximate COP value of shares that may yet be purchased under the plans or programs(**)[1]
January 1 to January 31, 2025	-	-	-	-
February 1 to February 28, 2025	-	-	-	-
March 1 to March 31, 2025	-	-	-	-
April 1 to April 30, 2025	-	-	-	-
May 1 to May 31, 2025	-	-	-	-
June 1 to June 30, 2025	-		-	-
July 1 to July 31, 2025	387,983	46,388	387,983	1,281,117,291,815
August 1 to August 31, 2025	1,556,686	49,410	1,556,686	1,137,176,659,916
September 1 to September 30, 2025	1,709,476	50,829	1,709,476	989,396,083,091
October 1 to October 31, 2025	942,007	51,914	942,007	919,458,092,804
November 1 to November 30, 2025	-	-	-	919,458,092,804
December 1 to December 31, 2025	-	-	-	919,458,092,804
Total	4,596,152		4,596,152
(*) All shares purchased through publicly announced program.
(**) The share repurchase program was announced on June 9, 2025, covering Grupo Cibest’s Common Shares, Preferred Shares, and ADSs for an amount of up to one trillion three hundred fifty billion Colombian pesos (COP 1,350,000,000,000), for a period of up to one (1) year, from June 24, 2025 to expire on June 24, 2026.
1. The approximate value that may yet be purchased cover repurchases to be made of Common Shares, Preferred Shares, and ADSs.
F.        Change in Registrant's Certifying Accountant
Not applicable.

G.        Corporate Governance
Grupo Cibest, as a listed company that qualifies as a foreign private issuer under the NYSE listing standards in accordance with the NYSE corporate governance rules, is permitted to follow home-country practice in some circumstances instead of the provisions of the corporate governance rules contained in Section 303A of the NYSE Listed Company Manual that are applicable to U.S. companies. Grupo Cibest follows corporate governance practices applicable to Colombian companies and those described in Grupo Cibest's Good Governance Code, which in turn follows Colombian corporate governance rules. An English translation of the Good Governance Code is available at Grupo Cibest’s website at www.grupocibest.com. The Spanish version prevails for all legal purposes.
In Colombia, a series of laws and regulations set forth corporate governance requirements. External Circular 006 of 2025, which superseded External Circular 029 of 2014, issued by the SFC, contains the corporate governance standards to be followed by companies issuing securities.
Additionally, Law 964 of 2005 established mandatory corporate governance requirements for all issuers whose securities are publicly traded in the Colombian market, and Decree 2555 of 2010, the External Circulars 031 of 2021 and 012 of 2022 —both incorporated into External Circular 006 of 2025—regulate the information disclosure requirements, including relevant and periodical information for the Colombian securities issuers. Grupo Cibest’s corporate governance standards comply with these legal requirements and Grupo Cibest has implemented additional corporate governance measures pursuant to regional recommendations including the OECD White Paper on Corporate Governance for Latin America and the Andean Development Corporation’s (CAF) Good Governance Code.
The following is a summary of the significant differences between the corporate governance practices followed by Grupo Cibest and those applicable to domestic issuers under the NYSE listing standards.
•Independence of Directors. Under NYSE corporate governance rules, a majority of a U.S. company’s board of directors must be composed of independent directors. Regarding Colombian legislation, Law 964 of 2005 requires that at least 25% of the members of Grupo Cibest's Board of Directors be independent directors, and Decree 3923 of 2006 regulates their election. Additionally, Colombian law requires that all directors exercise independent judgment under all circumstances. Grupo Cibest’s Good Governance Code includes a provision stating that directors shall exercise independent judgment and requires that at least two of the seven directors must be independent.
The Good Governance Code also includes additional independence standards that must be met by two of the seven directors. As of December 31, 2025, Grupo Cibest’s Board of Directors included a majority of independent members (four members of seven). For the independence test applicable to directors of Grupo Cibest, see Item 10. 'Additional Information. – B. Memorandum and Articles of Association – Board of Directors'.
•Non-Executive Director Meetings. Pursuant to the NYSE listing standards, non-executive directors of U.S. listed companies must meet on a regular basis without management present. There is no prohibition under Colombian regulations for officers to be members of the board of directors; however, it is customary for Colombian companies to maintain separation between the directors and management. Grupo Cibest’s Board of Directors does not include any management members; however, the CEO attends the monthly meetings of Grupo Cibest’s Board of Directors, and members of senior management may attend the meetings of the Board of Directors and committees to guarantee an adequate flow of information between employees, management and directors; in both cases, the CEO and members of senior management are not allowed to vote. In accordance with Law 964 of 2005, no executive officer can be elected as chairman of a board of directors, and according to Grupo Cibest’s bylaws, under no circumstances can a legal representative of Grupo Cibest can be elected chairman of the Board of Directors.

•Committees of the Board of Directors. Under NYSE listing standards, all U.S. companies listed on the NYSE must have an audit committee, a compensation committee, and a nominating/corporate governance committee and all members of such committees must be independent. In each case, the independence of directors must be established pursuant to highly detailed rules enacted by the NYSE and, in the case of the audit committee, the NYSE and the SEC. Grupo Cibest’s Board of Directors has a Designation, Compensation and Development Committee, a Good Governance Committee, a Risk Committee, and an Audit Committee, each of which is composed exclusively of directors (Audit Committee is composed exclusively of independent directors, whereas the other committees have both independent and non-independent directors). For a description of the Designation, Compensation and Development Committee, Corporate Governance Committee,Risk Committee, and Audit Committee see Item 6. 'Directors, Senior Management and Employees – C. Board Practices'.

•Stockholders’ Approval of Dividends. While NYSE corporate governance standards do not require listed companies to have stockholders approve or declare dividends, in accordance with the Colombian Code of Commerce, all dividends must be approved by Grupo Cibest’s stockholders.
H.     Mine Safety Disclosures
Not applicable.
I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
J.    Insider Trading Policies
We have adopted comprehensive insider trading policies and procedures designed to govern transactions involving Grupo Cibest securities by members of our Board of Directors, executive officers (including senior management) and employees, particularly those who have access to inside information and/or material nonpublic information. These policies are intended to promote compliance with applicable insider trading laws and regulations, as well as the listing standards of the NYSE.
Our insider trading policies and procedures are set forth in our Code of Ethics, last updated in January 27, 2026, and in our Code of Good Governance, updated on February 17, 2026.

In addition, we maintain analytical guidelines, internal controls, and monitoring mechanisms designed to prevent and mitigate the risk of improper sharing of inside information and/or material nonpublic information among business units or individuals who are not authorized to access such information.

A copy of our Code of Ethics and of our Code of Good Governance is filed as an exhibit to this Annual Report on Form 20-F.

K.        Cybersecurity
Cybersecurity has become a strategic pillar for safeguarding and ensuring our resilience in an increasingly digital and complex global environment. We face constantly evolving threats, driven by the rise of sophisticated attacks and the adoption of emerging technologies such as artificial intelligence and post-quantum cryptography. In response, we have reinforced our defense capabilities through initiatives that span process automation, the consolidation of protection platforms, advanced identity and access management, and ongoing enhancements in service observability and availability.

Processes for assessing, identifying, and managing material risks from cybersecurity threats
We seek to enhance our Information Security Management System (ISMS) to proactively prevent, identify, and address cybersecurity risks. The ISMS includes a robust framework of policies, standards, controls, baselines, manuals, methodologies, and governance models, aligned with ISO 27001, NIST CSF 2.0, and COBIT. Furthermore, we leverage other specialized technical frameworks, including the Center for Internet Security (CIS) for infrastructure security and the Open Web Application Security Project (OWASP) for secure development, Application Programming Interface (API) security, and related areas.

We have established policies, procedures, and controls to protect our operations against cybersecurity threats. Roles and responsibilities have been defined for both employees and third-party providers, and we have implemented processes designed to detect, prevent, and mitigate any potential exposure of our information, people, processes, technology, or physical infrastructure to cyberattacks. These policies address risks from both internal and external sources, with the goal of ensuring the security of our data and other critical components of our operations. We further mitigate external risks by ensuring that our third-party vendors comply with our established security protocols and by maintaining oversight through regular assessments of their cybersecurity posture

We also have a process to identify, evaluate and manage the material risks of cybersecurity threats, which we consider to be part of our overall risk management cycle. When a cybersecurity incident is detected, it is quickly escalated so that we can make the necessary tactical and strategic decisions.

We periodically evaluate our cybersecurity procedures, controls, and overall maturity. For 2025, we worked with the same provider that performed the 2024 assessment to review progress on addressing previously reported findings, verify the effective closure of completed items, and assess the relevance of action plans that remain in progress. The 2025 analysis demonstrated an improvement in the maturity level of the entities within the Cibest Corporate Group.

During 2025, we improved the cyber resilience strategy for Bancolombia and our Foreign Banks. This strategy strengthens prevention and response mechanisms while enhancing our ability to adapt to emerging cyber threats.

As part of the cyber resilience plan, we established an interdisciplinary team to ensure a comprehensive approach and reduce dependencies, leveraging cybersecurity initiatives that safeguard the continuity of our operations. We modeled several critical scenarios that could compromise essential organizational processes. Additionally, we developed a training program to strengthen employee preparedness.

We have adopted a new methodology for asset identification and classification. This change enables more accurate valuation and tailored protection strategies for each asset, ensuring that information security management remains aligned with our objectives.

Driven by our commitment to organizational efficiency and automation (key enablers for achieving the coverage and agility required in today’s cybersecurity landscape), we are advancing initiatives to automate processes and activities within the cybersecurity environment. These initiatives include deploying artificial intelligence and data analytics capabilities to guide internal users (via chatbots), enhance control verification and vulnerability detection, and refine the criticality assessment model.

The integration of artificial intelligence capabilities has enabled us to automate cybersecurity investigations, reduce false positives, accelerate diagnostics, and proactively identify emerging threats. As a result, our teams can dedicate more time to threat hunting and in-depth analysis. These advances are supported by enhanced AI governance and assurance measures, including alerts and controls designed to ensure the responsible and effective use of these tools.

The identity and access automation initiative has streamlined the access lifecycle for applications across some of our companies. We believe this transformation has significantly reduced residual risk, accelerated permission assignment times and strengthened our internal control environment. These achievements were made possible through integration with the identity governance and administration solution.

In 2025, we implemented a comprehensive series of awareness and training initiatives for all employees and a significant number of external service providers. These initiatives included diverse cybersecurity exercises covering topics such as phishing, ransomware, and enterprise email vulnerabilities, achieving 100% employee participation. Additionally, 99.98% of Bancolombia employees completed mandatory annual online cybersecurity and information security courses, with similar results across other Cibest Group companies. The virtual training platform, Cybersecurity Campus, remains accessible on the intranet, providing continuous learning and certification opportunities for all employees. We held the second edition of our Cybersecurity Marathon, a 32-hour interactive event featuring demonstrations and lectures, with approximately 6,850 employees participating.

To enhance processing capabilities, strengthen network security, and improve the detection and containment of emerging threats across both on‑premises and cloud environments, we implemented adjustments, integrations, and technological upgrades to our perimeter security controls.

In 2026, we will continue to prioritize process automation by seeking to further leverage artificial intelligence and data analytics capabilities, including the evaluation of third parties throughout their lifecycle within the organization.

We will continue to enhance our comprehensive Governance, Risk, and Compliance (GRC) system, designed to strengthen security governance across the technological ecosystem. Built on recognized frameworks and regulations, this system should enable us to more effectively manage security risks, standardize governance across the entire Cibest Corporate Group, ensure compliance with security guidelines for technological and information assets, and accelerate the assessment of cybersecurity maturity levels.

As part of our initiative to protect banking applications on mobile devices, maintaining a balance between security and user experience, we continue to implement different strategies to strengthen threat detection and blocking, as well as prevent unauthorized access. The solution’s configuration and features will continue to be updated as part of an improvement process.

To date, we have not experienced any material cybersecurity incidents. Nevertheless, we recognize the dynamic and constantly evolving nature of the global cyber risk landscape affecting industries and businesses. Depending on their origin and severity, future cybersecurity incidents could potentially have a material impact on our business strategy, operational performance, or financial condition.

For a description of how cybersecurity threats may affect our business strategy or results, see item 3.D. Risk Factors.

Board of Directors’ oversight of risks of cybersecurity threats
The Board of Directors, directly or through its committees, establishes and oversees our cybersecurity risk management strategy. On an annual basis, the Board receives reports on cybersecurity management across the Cibest Corporate Group. In this context, the Board evaluates global cybersecurity risk trends and is informed of the most significant cybersecurity incidents.

The Board has an external technology expert, that attends Board and relevant committee meetings when invited, offering independent advice and recommendations. In addition, one member of the Board of Directors is an expert in cybersecurity matters.

The Board has two committees that are involved in overseeing cybersecurity risk:

–The Audit Committee evaluates the programs aimed at preventing cybersecurity risks, for which purpose it shall review in advance the material cybersecurity incidents of Grupo Cibest. In addition, on a semiannual basis, the CISO presents to the Audit Committee an update on the group’s cybersecurity management, including key performance and risk indicators. These reports cover evaluations of information confidentiality, integrity, and availability; identification of cybersecurity threats; assessments of program effectiveness; progress on the maturity model; third-party cybersecurity practices; awareness initiatives; proposed improvements; and a summary of incidents that have affected the Cibest Corporate Group.

–The Risk Committee oversees the methodology, procedures, and tools for cybersecurity risk management, as well as the policies for its proper management. Additionally, it reports to the Board of Directors on the effectiveness of cybersecurity risk management, and reviews cybersecurity breaches and the mitigation measures adopted. Likewise, it periodically analyzes the reports submitted by senior management regarding exposure to cybersecurity risk, as well as material changes in such exposure, compliance with the risk‑tolerance level, and the mitigation and management measures adopted.

In addition, Bancolombia has a standing Technology and Cybersecurity Committee of three (3) members of the Board of Directors, including two (2) independent Directors, among them the Director who is an expert in technology and cybersecurity matters. The Committee’s primary role is to assist Bancolombia´s board in the strategic oversight of technology and cybersecurity matters. It evaluates technological trends that may impact Bancolombia's strategic objectives and approves related adoption and management strategies. Key areas of focus include software development, technological architecture, service availability, IT continuity, and investment performance. The Committee also monitors significant cybersecurity and technology events, providing recommendations to the Bancolombia´s board on measures to prevent and address channel unavailability. Additionally, it reports to the Bancolombia´s board on the effectiveness of cybersecurity risk management, incidents of cybersecurity breaches, and the mitigation measures implemented.

Bancolombia's Technology and Cybersecurity Committee meeting reports are also shared with Grupo Cibest's Board of Directors.

Management’s role and expertise in assessing and managing cybersecurity risks
Our management is responsible for identifying, evaluating, and addressing cybersecurity risks. This includes establishing processes to monitor potential exposures, implementing effective mitigation measures, and maintaining robust cybersecurity programs.The CISO, who reports to the Vice President of Customer and Employee Services, and dedicated personnel on his team are certified and experienced information systems security professionals and information security managers.Grupo Cibest’s CEO and senior management receive monthly reports on cybersecurity achievements, including metrics on monthly expected loss compliance, fraud management and the availability of components, as well as new initiatives, controls, integration and alerts.
We have two management committees involved in managing cybersecurity risks: The Corporate Cybersecurity Committee is responsible for approving and promoting cybersecurity and information security policies, strategies, and projects. It oversees compliance with the strategic plan, prioritizes initiatives and budget allocation, monitors significant changes in cybersecurity risks, and fosters a culture of information security within Cibest Corporate Group. The committee meets quarterly and includes Grupo Cibest's Risk Vicepresident, Bancolombia's Vice Presidents of Customer and Employee Services and Human Resources, as well as the Vice Presidents of Services for Bancolombia, Banistmo, Bancoagrícola,

Bam and Nequi. Meetings are led by the CISO, who participates as a permanent invitee. While the committee’s responsibilities align with those of the Cybersecurity and Information Security Committee, its decisions have a regional scope, impacting other companies within Cibest Corporate Group and tailoring specific initiatives to each bank.The Cybersecurity and Information Security Committee approves and promotes policies, standards, strategies and crucial projects, in addition to making decisions on associated controls. It periodically evaluates strategic and tactical compliance plans, reviewing, approving and prioritizing initiatives or decisions. The Committee meets monthly, and its members are Grupo Cibest's CRO, Bancolombia’s Vice President of Corporate Services, Vice President of Customer and Employee Services, and the Vice Presidents of Human Resources, Technology Services and Product Environment. The CISO, who has over 27 years of experience in Technology and Cybersecurity, is a permanent invitee of the Committee.
PART III
ITEM 17       FINANCIAL STATEMENTS
See Item 18.
ITEM 18       FINANCIAL STATEMENTS
Reference is made to pages F-1 through F-215.
ITEM 19       EXHIBITS
The following exhibits are filed as part of this Annual Report.

1.1	English translation of the corporate bylaws of the registrant, as amended on May 12, 2025.
2.1	Deposit Agreement entered into between Grupo Cibest and The Bank of New York Mellon on May 16, 2025.(1)
2.2	Instruments defining the rights of the holders of long-term debt issued by Grupo Cibest S.A. and its subsidiaries.
Grupo Cibest agrees to furnish to the SEC upon request, copies of the instruments, including indentures, defining the rights of the holders of Grupo Cibest’s long-term debt and of Grupo Cibest’s subsidiaries’ long-term debt.
2.4	Description of securities registered under section 12 of the u.s. securities exchange act of 1934
8.1	List of Subsidiaries.
11.1	Code of Ethics
11.2	Good Governance code
12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 8, 2026.
12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 8, 2026.
13.1	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 8, 2026.
13.2	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 8, 2026.
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL Cover Page Interactive Data File
(1)Incorporated by reference to the Registration Statement on Form F-6, filed by Grupo Cibest S.A. on May 6, 2025.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GRUPO CIBEST S.A.

/s/ MAURICIO BOTERO WOLFF
Name: Mauricio Botero Wolff
Title: Chief Financial Officer

Date: April 8, 2026

CONSOLIDATED FINANCIAL STATEMENTS
2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Grupo Cibest S. A.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Grupo Cibest S. A. and its subsidiaries (“the Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
The allowance for credit losses - collectively evaluated
As described in Notes 2 and 6 to the consolidated financial statements, expected credit losses are calculated using both individual and collective models and methodologies. These are based on significant assumptions and judgments that consider historical credit data, the current situation of the borrower and reasonable and supportable forecasts of future economic conditions. As of December 31, 2025, the allowance for loans, advances and lease losses was COP 13,2 trillion of which COP 10,3 trillion relates to collectively evaluated loans on a gross portfolio value of COP 256,3 trillion. As disclosed by management, the collectively evaluated models include parameters such as the twelve ‑month probability of default (“PD”), lifetime probability of default (when the exposure is classified in stage 2), loss given default (“LGD”), and exposure at default (“EAD”), incorporating forward‑looking information that reflects macroeconomic assumptions under plausible scenarios. One of the Company’s most significant judgments in estimating the allowance for expected credit losses on the collectively evaluated portfolio relates to the macroeconomic projections used over a reasonable and supportable forecast period. To incorporate forward-looking information into the components used to estimate expected credit losses, the Company has developed projections under three macroeconomic scenarios (base, pessimistic and optimistic), each assigned a probability of occurrence, to determine the best estimate of expected losses under potential future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses for the collectively evaluated portfolios is a critical audit matter are: (i) the significant judgment and estimation by management in estimating the projections of key macroeconomic variables impacting the forward-looking parameter, which led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence regarding management’s determination of those projections; and (ii) the audit effort involved the use of professionals with specialized skills and knowledge to assist in performing procedures and evaluating the audit evidence obtained.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s process for estimating the allowance for credit losses for the collectively evaluated portfolios, including controls over the assessment and selection of variables used in the macroeconomic scenario. These procedures also included, among others (i) evaluation of the adequacy of management’s methodology and models used to develop macroeconomic projections; (ii) testing the completeness and accuracy of the data used in the estimate; (iii) the involvement of professionals with specialized skill and knowledge to assist in evaluating (a) the reasonableness of the forecasting model and methodology used by management; (b) the reasonableness of management’s determination of the impact of macroeconomic variable projections within the scenarios considered.
/s/ PwC Contadores y Auditores S. A. S.
Medellín, Colombia
April 8, 2026

We have served as the Company’s auditor since 2020.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
GRUPO CIBEST S.A. AND ITS SUBSIDIARIES
As of December 31, 2025, and 2024
(Stated in millions of Colombian pesos)

	Note	December 31, 2025(1)	December 31, 2024
ASSETS
Cash and cash equivalents	4	29,916,400	32,844,099
Financial assets investments	5.1	34,317,259	37,570,270
Derivative financial instruments	5.2	4,417,863	2,938,142
Financial assets investments and derivative financial instruments		38,735,122	40,508,412
Loans and advances to customers		256,353,981	279,453,908
Allowance for loans, advances, and lease losses		(13,253,946)	(16,179,738)
Loans and advances to customers, net	6	243,100,035	263,274,170
Assets held for sale and inventories, net	7	666,361	1,106,399
Investment in associates and joint ventures	8	3,311,506	2,928,984
Investment properties	9	6,595,407	5,580,109
Premises and equipment, net	10	5,406,874	5,906,064
Right-of-use assets, lease	11.2	1,329,718	1,757,206
Goodwill and intangible assets, net	12	2,537,180	9,767,903
Deferred tax, net	13.5	1,750,097	763,757
Assets related to investments in subsidiaries held for sale	31	40,309,257	-
Other assets, net	14	6,094,423	7,778,279
TOTAL ASSETS		379,752,380	372,215,382
LIABILITIES AND EQUITY
LIABILITIES
Deposits by customers	15	264,413,956	279,059,401
Interbank deposits and repurchase agreements and other similar secured borrowing	16	706,149	1,776,965
Derivative financial instruments	5.2	4,514,630	2,679,643
Borrowings from other financial institutions	17	9,356,428	15,689,532
Debt instruments in issue	18	7,409,693	11,275,216
Lease liabilities	11.2	1,325,039	1,889,364
Preferred shares		583,477	584,204
Current tax		701,452	156,162
Deferred tax, net	13.5	2,903,375	2,578,504
Employee benefit plans	19	947,610	951,555
Liabilities related to investments in subsidiaries held for sale	31	34,416,684	-
Other liabilities	20	11,478,253	10,990,561
TOTAL LIABILITIES		338,756,746	327,631,107
EQUITY
Share capital	22	480,914	480,914
Additional paid-in-capital		4,857,491	4,857,454
Appropriated reserves	23	23,436,138	22,575,837
Retained earnings		3,376,023	2,715,313
Net income attributable to equity holders of the Parent Company		3,820,634	6,267,744
Accumulated other comprehensive income, net of tax		3,783,433	6,645,206
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO THE OWNERS OF THE PARENT COMPANY		39,754,633	43,542,468
Non-controlling interest		1,241,001	1,041,807
TOTAL EQUITY		40,995,634	44,584,275
TOTAL LIABILITIES AND EQUITY		379,752,380	372,215,382
(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF INCOME
GRUPO CIBEST S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2025, 2024, and 2023
(Stated in millions of Colombian pesos, except EPS stated in units of pesos)

	Note	2025	2024	2023
Interest on loans and financial leases
Commercial		14,746,859	15,606,023	16,389,264
Consumer		7,535,551	7,907,240	9,234,891
Mortgage		3,547,386	3,171,740	3,211,406
Financial leases		3,199,293	3,524,414	3,841,841
Small business loans		206,913	121,022	148,151
Total interest income on loans and financial leases		29,236,002	30,330,439	32,825,553
Interest on debt instruments using the effective interest method	25.1	714,677	728,238	741,684
Total Interest on financial instruments using the effective interest method		29,950,679	31,058,677	33,567,237
Interest income on overnight and market funds		100,741	130,126	103,145
Interest and valuation on financial instruments	25.1	1,436,106	1,665,513	549,219
Total interest and valuation on financial instruments		31,487,526	32,854,316	34,219,601
Interest expenses	25.2	(12,061,226)	(13,687,660)	(15,430,183)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments		19,426,300	19,166,656	18,789,418
Credit impairment charges on loans, advances and financial leases, net	6	(4,437,432)	(4,964,893)	(7,210,390)
Recovery (impairment) for other financial instruments	5.1 - 21.1	7,514	(30,708)	19,305
Total credit impairment charges, net		(4,429,918)	(4,995,601)	(7,191,085)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments		14,996,382	14,171,055	11,598,333
Fees and commissions income	25.3	7,928,554	7,126,512	6,547,953
Fees and commissions expenses	25.3	(3,573,610)	(3,225,382)	(2,838,383)
Total fees and commissions, net		4,354,944	3,901,130	3,709,570
Other operating income	25.4	3,572,074	2,976,110	3,942,712
Dividends and net income on equity investments	25.5	693,011	93,099	196,686
Total operating income, net		23,616,411	21,141,394	19,447,301
Operating expenses
Salaries and employee benefits	26.1	(5,760,122)	(5,224,723)	(4,899,283)
Other administrative and general expenses	26.2	(5,599,360)	(5,035,023)	(4,614,987)
Taxes other than income tax	26.2	(1,481,323)	(1,402,064)	(1,393,216)
Depreciation, amortization, and impairment	26.3	(1,016,301)	(989,336)	(1,017,144)
Total operating expenses		(13,857,106)	(12,651,146)	(11,924,630)
Profit continued operations before tax		9,759,305	8,490,248	7,522,671
Income tax continued operations	13	(2,810,966)	(2,379,852)	(1,820,293)
Net income continued operations		6,948,339	6,110,396	5,702,378
(Loss) / gain from discontinued operation, net(1)	31	(3,006,640)	255,185	512,593
Net income		3,941,699	6,365,581	6,214,971
Net income attributable to equity holders of the Parent Company		3,820,634	6,267,744	6,116,936
Non-controlling interest		121,065	97,837	98,035
Basic and diluted earnings per share to common shareholders, stated in units of pesos	27	4,045	6,576	6,420
From continued operations	27	7,182	6,311	5,887
From discontinued operation	27	(3,137)	265	533
(1)The accumulated value as of December 31, 2025, and 2024, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant accounting policies - Assets held for sale and discontinued operations, Note 13. Income Tax and Note 31. Discontinued Operation.
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
GRUPO CIBEST S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2025, 2024 and 2023
(Stated in millions of Colombian pesos)

	Note	2025	2024	2023
Net income		3,941,699	6,365,581	6,214,971
Other comprehensive income/(loss) that will not be reclassified to net income
Remeasurement income related to defined benefit liability		4,073	6,041	(44,594)
Income tax	13.4	(5,531)	(4,747)	13,234
Net of tax amount		(1,458)	1,294	(31,360)
Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)
Unrealized gain		22,378	22,109	11,144
Income tax	13.4	(2,358)	6,463	(246)
Net of tax amount		20,020	28,572	10,898
Gains on asset revaluation
Income tax	13.4	(356)	-	-
Net of tax amount		(356)	-	-
Total other comprehensive income that will not be reclassified to net income, net of tax		18,206	29,866	(20,462)
Other comprehensive income/(loss) that may be reclassified to net income
Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)
Loss on investments recycled to profit or loss upon disposal		-	(5,996)	(8,679)
Unrealized gain		16,475	20,272	119,225
Changes in loss allowance for credit losses		(604)	538	3,741
Income tax		19,029	8,422	(21,023)
Net of tax amount		34,900	23,236	93,264
Foreign currency translation adjustments:
Exchange differences arising on translating the foreign operations		(3,118,395)	2,978,351	(4,963,913)
Gain/(Loss) on net investment hedge in foreign operations		364,414	(742,930)	1,948,833
Income tax	13.4	(140,820)	307,656	(772,755)
Net of tax amount(1)		(2,894,801)	2,543,077	(3,787,835)
Cash flow hedges
Net gains from cash flow hedges		(5,947)	351	-
Reclassification to the Statement of Income		144	(135)	-
Income tax	13.4	87	(87)	-
Net of tax amount		(5,716)	129	-
Unrealized loss on investments in associates and joint ventures using equity method		(70)	(7,690)	(2,225)
Income tax	13.4	(617)	1,348	2,223
Net of tax amount		(687)	(6,342)	(2)
Total other comprehensive income that may be reclassified to net income, net of tax		(2,866,304)	2,560,100	(3,694,573)
Other comprehensive income, attributable to the owners of the Parent Company, net of tax		(2,848,098)	2,589,966	(3,715,035)
Other comprehensive income, attributable to the Non-controlling interest		(3,488)	3,278	(5,222)
Total comprehensive income attributable to:		1,090,113	8,958,825	2,494,714
Equity holders of the Parent Company		972,536	8,857,710	2,401,901
Non-controlling interest		117,577	101,115	92,813
(1)In 2025, there was a 14.79% revaluation of the Colombian peso against the U.S. dollar, in 2024 there was a 15.36% devaluation and in 2023 there was 20.54% revaluation .
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
GRUPO CIBEST S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2025, 2024, and 2023
(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
					Accumulated other comprehensive income

	Share Capital (Note 22)	Additional Paid in capital	Appropriated Reserves (Note 23)(1)	For share repurchase (Note 23)(2)	Translation adjustment(3)	Cash flow hedging	Equity Securities through OCI	Debt instruments at fair value through OCI	Revaluation of assets	Associates	Employee Benefits	Retained earnings	Net Income	Attributable to owners of Parent Company	Non- Controlling interest	Total equity
Balance as of January 1, 2025	480,914	4,857,454	22,575,837	-	6,517,456	129	203,557	(44,070)	2,137	5,178	(39,181)	2,715,313	6,267,744	43,542,468	1,041,807	44,584,275
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	-	-	6,267,744	(6,267,744)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2024, at a rate of COP 3,900 per share, as approved by the shareholders' meeting on March 14, 2025. Additionally, on April 23, 2025, the shareholders' meeting approved an extraordinary dividend at a rate of COP 624 per share.	-	-	(600,180)	-	-	-	-	-	-	-	-	(3,693,424)	-	(4,293,604)	-	(4,293,604)
Other reserves	-	-	541,899	1,350,000	-	-	-	-	-	-	-	(1,923,803)	-	(31,904)	-	(31,904)
Share repurchase	-	-	-	(431,418)	-	-	-	-	-	-	-	-	-	(431,418)	-	(431,418)
Realization of retained earnings(4)	-	-	-	-	-	-	(13,675)	-	-	-	-	13,675	-	-	-	-
Others(5)	-	37	-	-	-	-	-	-	-	-	-	(3,482)	-	(3,445)	-	(3,445)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	81,617	81,617
Net Income	-	-	-	-	-	-	-	-	-	-	-	-	3,820,634	3,820,634	121,065	3,941,699
Other comprehensive income	-	-	-	-	(2,894,801)	(5,716)	20,020	34,900	(356)	(687)	(1,458)	-		(2,848,098)	(3,488)	(2,851,586)
Balance as of December 31, 2025	480,914	4,857,491	22,517,556	918,582	3,622,655	(5,587)	209,902	(9,170)	1,781	4,491	(40,639)	3,376,023	3,820,634	39,754,633	1,241,001	40,995,634
(1) The transaction for COP (600,180) corresponds to the payment of extraordinary dividend approved by the shareholders' meeting held on April 23, 2025.
(2) At the extraordinary shareholders’ meeting of Cibest, held on June 9, 2025, a share buyback program was approved for Common Shares, Preferred Shares and ADSs of Grupo Cibest S.A., up to an amount of one trillion three hundred fifty billion Colombian pesos COP 1,350 trillion. As of July, 2025, the Grupo Cibest S.A. has bought back 8,612,336 shares worth COP 431,418. For further information, see Note 1. Reporting entity and Note23. Appropiated reserves.
(3) As of December 31, 2025, the Colombian peso showed an appreciation of 14.79% against the U.S. dollar (USD), from COP 4,409.15 in 2024 to COP 3,757.08 in 2025.
(4) Realization of retained earnings from equity securities through OCI, corresponds to the sale of the investment in Bladex for COP 10,025 and partial payments of asset-backed securities investments for COP 3,650.
(5) The transaction for COP 37 in additional paid in capital corresponds to Grupo Cibest, recorded upon its capitalization.
The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
GRUPO CIBEST S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2025, 2024, and 2023
(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income

	Share Capital (Note 22)	Additional Paid in capital	Appropriated Reserves (Note 23)	Translation adjustment	Cash flow hedging	Equity Securities through OCI	Debt instruments at fair value through OCI	Revaluation of assets	Associates	Employee Benefits	Retained earnings	Net Income	Attributable to owners of Parent Company	Non- Controlling interest	Total equity
Balance as of January 1, 2024	480,914	4,857,454	20,044,769	3,974,379	-	193,906	(67,306)	2,137	11,520	(40,475)	2,515,278	6,116,936	38,089,512	960,217	39,049,729
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	-	6,116,936	(6,116,936)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2023, at a rate of COP 3,536 per share.	-	-	-	-	-	-	-	-	-	-	(3,343,319)	-	(3,343,319)	-	(3,343,319)
Other reserves	-	-	2,531,068	-	-	-	-	-	-	-	(2,566,144)	-	(35,076)	-	(35,076)
Realization of retained earnings(1)	-	-	-	-	-	(18,921)	-	-	-	-	18,921	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	-	(26,359)	-	(26,359)	-	(26,359)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	(19,525)	(19,525)
Net Income	-	-	-	-	-	-	-	-	-	-	-	6,267,744	6,267,744	97,837	6,365,581
Other comprehensive income	-	-	-	2,543,077	129	28,572	23,236	-	(6,342)	1,294	-	-	2,589,966	3,278	2,593,244
Balance as of December 31, 2024	480,914	4,857,454	22,575,837	6,517,456	129	203,557	(44,070)	2,137	5,178	(39,181)	2,715,313	6,267,744	43,542,468	1,041,807	44,584,275
(1) Mainly corresponds to partial payments of asset-backed securities investments.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
GRUPO CIBEST S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2025, 2024, and 2023
(Stated in millions of Colombian pesos, except per share amounts stated in units of pesos)

	Attributable to owners of Parent Company
				Accumulated other comprehensive income

	Share Capital (Note 22)	Additional Paid in capital	Appropriated Reserves (Note 23)	Translation adjustment	Equity Securities through OCI	Debt instruments at fair value through OCI	Revaluation of assets	Associates	Employee Benefits	Retained earnings	Net Income	Attributable to owners of Parent Company	Non- Controlling interest	Total equity
Balance as of January 1, 2023	480,914	4,857,454	15,930,665	7,762,214	152,028	(160,570)	2,137	11,522	(9,115)	3,278,164	6,783,490	39,088,903	908,648	39,997,551
Transfer to profit from previous years	-	-	-	-	-	-	-	-	-	6,783,490	(6,783,490)	-	-	-
Dividend payment corresponding to 509,704,584 common shares and 452,122,416 preferred shares without voting rights, subscribed and paid as of December 31, 2022, at a rate of COP 3,536 per share.	-	-	-	-	-	-	-	-	-	(3,343,319)	-	(3,343,319)	-	(3,343,319)
Other reserves	-	-	4,114,104	-	-	-	-	-	-	(4,149,684)	-	(35,580)	-	(35,580)
Realization of retained earnings(1)	-	-	-	-	30,980	-	-	-	-	(30,980)	-	-	-	-
Others	-	-	-	-	-	-	-	-	-	(22,393)	-	(22,393)	-	(22,393)
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	(41,244)	(41,244)
Net Income	-	-	-	-	-	-	-	-	-	-	6,116,936	6,116,936	98,035	6,214,971
Other comprehensive income	-	-	-	(3,787,835)	10,898	93,264	-	(2)	(31,360)	-	-	(3,715,035)	(5,222)	(3,720,257)
Balance as of December 31, 2023	480,914	4,857,454	20,044,769	3,974,379	193,906	(67,306)	2,137	11,520	(40,475)	2,515,278	6,116,936	38,089,512	960,217	39,049,729
(1)Corresponds mainly to the exchange of shares from Bolsa de Valores de Colombia for shares of the Holding Bursátil Regional in Chile. The Holding Bursátil Regional was constituted as of the integration of the Colombia, Peru and Chile Stock Exchanges in November 2023.

The accompanying notes form an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOW
GRUPO CIBEST S.A. AND ITS SUBSIDIARIES
For the years ended December 31, 2025, 2024 and 2023
(Stated in millions of Colombian pesos)

	Note	2025(1)	2024(1)	2023(1)
Net income		3,941,699	6,365,581	6,214,971
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26.3	1,055,991	1,011,455	1,082,838
Other assets impairment	26.3	58,047	106,426	42,021
(Recovery) / impairment of investments in subsidiaries, associates and joint ventures	8 - 25.5 - 31	(117,867)	314,347	108,175
Impairment of goodwill	31	3,455,597	-	-
Equity method	8 - 25.5	(348,962)	(222,572)	(113,115)
Credit impairment charges on loans and advances and financial leases	6	4,620,893	5,413,652	7,461,479
(Recovery) / impairment of credit charges on off balance sheet credit and other financial instruments(2)		(29,607)	38,697	107
Gain on sales of assets	25.4	(238,305)	(103,481)	(170,910)
Valuation gain on investment securities	25.1 - 25.5	(2,516,636)	(2,376,109)	(1,680,403)
Gain upon disposal of investment in subsidiaries, associates, and joint ventures	25.5	(11,508)	-	-
Valuation on derivative financial instruments		62,468	(323,784)	(180,246)
Income tax	13.2	2,886,653	2,392,336	1,932,555
Bonuses and short-term benefits		1,049,591	811,648	734,916
Dividends	25.5	(154,368)	(140,634)	(127,427)
Investment property valuation	25.4	(109,781)	(200,256)	(197,526)
Effect of exchange rate changes		(1,133,542)	307,689	(245,915)
Other non-cash items		(41,400)	(10,276)	74,905
Net interest		(18,036,859)	(17,589,640)	(18,572,492)
Change in operating assets and liabilities:
Decrease / (increase) in derivative financial instruments		290,109	(394,624)	859,961
Decrease / (increase) in accounts receivable		1,244,206	(713,069)	(525,550)
Increase in loans and advances to customers		(27,306,897)	(21,622,099)	(10,554,946)
(Increase) / decrease in other assets		(1,167,123)	895,908	(1,151,822)
Increase / (decrease) in accounts payable		742,030	(859,352)	945,923
Increase / (decrease) in other liabilities		409,431	(1,393,618)	245,593
Increase in deposits by customers		27,999,206	18,329,816	17,025,357
Increase / (decrease) in estimated liabilities and provisions		8,498	(18,204)	(40,602)
Net changes in investment securities recognized at fair value through profit or loss		(3,004,255)	(8,401,726)	(1,988,166)
Proceeds from sales of assets held for sale and inventories		1,463,627	1,380,264	1,060,642
Recovery of charged-off loans	6	865,865	926,268	770,934
Income tax paid		(2,417,279)	(1,954,871)	(2,737,511)
Dividend received		237,314	223,313	155,676
Interest received		31,802,060	33,225,177	34,702,410
Interest paid		(13,299,951)	(14,982,367)	(15,978,748)
Net cash provided by operating activities		12,258,945	435,895	19,153,084
Cash flows from investment activities:
Purchases of debt instruments at amortized cost		(1,967,254)	(2,114,414)	(3,629,543)
Proceeds from maturities of debt instruments at amortized cost		1,115,138	1,622,184	4,738,686
Purchases of debt instruments at fair value through OCI		(436,275)	(448,930)	(7,837,997)
Proceeds from debt instruments at fair value through OCI		1,039,663	2,307,032	9,253,538
Purchases of equity instruments at fair value through OCI and interests in associates and joint ventures		(21,493)	(134,381)	(122,910)
Proceeds from equity instruments at fair value through OCI and interests in associates and joint ventures		77,330	40,489	16,804
Purchases of premises and equipment and investment properties		(2,244,222)	(2,042,094)	(2,412,123)
Proceeds from sales of premises and equipment and investment properties		496,117	414,030	185,324
Purchase of other long-term assets		(275,097)	(203,112)	(351,468)
Net cash used in investing activities		(2,216,093)	(559,196)	(159,689)
Cash flows from financing activities:
Increase in repurchase agreements and other similar secured borrowing		34,012	550,584	304,846

	Note	2025(1)	2024(1)	2023(1)
Proceeds from borrowings from other financial institutions		7,454,602	9,416,739	9,855,033
Repayment of borrowings from other financial institutions		(10,808,762)	(10,496,891)	(9,921,582)
Payment of lease liability		(203,415)	(174,818)	(182,596)
Placement of debt instruments in issue(3)		2,540,893	4,155,253	1,781,728
Payment of debt instruments in issue(3)		(1,618,031)	(9,276,962)	(3,928,673)
Dividends paid		(5,196,645)	(3,398,756)	(3,298,183)
Buyback of shares	22 - 23	(431,418)	-	-
Transactions with non-controlling interests		(18,086)	(19,525)	(41,245)
Net cash (used) provided in financing activities(4)		(8,246,850)	(9,244,376)	(5,430,672)
Effect of exchange rate changes on cash and cash equivalents		(1,205,941)	2,412,167	(5,408,405)
Increase / (decrease) in cash and cash equivalents		1,796,002	(9,367,677)	13,562,723
Cash and cash equivalents at beginning of year	4	32,844,099	39,799,609	31,645,291
Cash and cash equivalents at end of year	4	33,434,160	32,844,099	39,799,609
(1)As of December 31, 2025, 2024 and 2023, the cash flow include the operations of Banistmo S.A. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
(2)Mainly credit card limits and overdrafts.
(3)For further information, see Note 18 Debt instruments in issues.
(4)For further information about the reconciliation of the balances of liabilities from financing activities, see Note 29 Liabilities from financing activities.

The statement of cash flows includes the following non-cash transactions, which were not reflected in the Consolidated Statement of Cash Flows:

•During the years ended December 31, 2025, 2024 and 2023, restructured loans and returned assets that were transferred to assets held for sale, inventories, and other assets for COP 1,251,021, COP 1,408,331 and COP 1,361,465, respectively,
•In 2025, the Cibest Corporate Group received an investment property as a contribution in kind valued at COP 203,832.
•In 2024, asset received as payment in kind for a loan portfolio, which was recognized as an equity instrument representing an 11% stake in the units of the FCP Pactia Inmobiliario for COP 230,674.
•In 2024, cancellation of active credit operations as a source of payment for the acquisition of P.A.(Trust Fund) Cedis Sodimac.

The accompanying notes form an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
GRUPO CIBEST S.A.
NOTE 1. REPORTING ENTITY
Grupo Cibest S.A., hereinafter 'Grupo Cibest', 'Cibest Corporate Group' is a listed issuer on the Colombian Stock Exchange (BVC) as well as on the New York Stock Exchange (NYSE), since 2025. Grupo Cibest's main location is in Medellín (Colombia), main address Carrera 48 # 26-85, Avenida Los Industriales, and was incorporated under the name Grupo Cibest S.A., according to public deed number 10,594, dated September 25, 2024, from the Fifteenth Notary's Office of Medellin.

The duration contemplated in the bylaws is until December 8, 2144, but it may be dissolved or renewed before the end of that period.

The corporate purpose of Grupo Cibest is to invest in movable and immovable property, and especially, invest in shares, quotas or interest shares, or any other participation title in Colombian and/or foreign companies or entities, and the administration of said investments.

Grupo Cibest’s bylaws are formalized in the public deed number 386 dated May 12, 2025, from the Thirtieth Notary's Office of Medellin.

On May 12, 2025, according to public deed number 386 from the Thirtieth Notary's Office of Medellin, a partial spin-off agreement was formalized, whereby Bancolombia S.A. ('Bancolombia'), as the spinning-off entity, transferred part of its assets without dissolution to Grupo Cibest, as the beneficiary entity.

This transaction was first announced to the market on October 29, 2024, approved at the extraordinary shareholders’ meeting of Grupo Cibest, held on February 20, 2025, and at the extraordinary shareholders’ meeting of Bancolombia, held on April 23, 2025. It was authorized by the Financial Superintendence of Colombia through Resolutions number 0356 dated February 28, 2025, and number 0901 dated May 7, 2025.

On May 16, 2025, the market was informed of the completion of corporate transactions aimed at the evolution of the corporate structure of the Cibest Corporate Group. Upon completion of these transactions, Grupo Cibest became the parent or holding company of all financial entities and other subsidiaries, including Bancolombia (collectively referred to as Cibest Corporate Group).

As a result of these transactions, Bancolombia's shareholders (excluding Grupo Cibest) became shareholders of Grupo Cibest, which issued in their name the same number and class of shares (Common Shares and Preferred Shares), maintaining the same terms, conditions, and ownership percentages. The shares previously held in Bancolombia (excluding those held by Grupo Cibest) were cancelled. Holders of Bancolombia American Depositary Shares (ADSs) received equivalent ADSs of Grupo Cibest, and their Bancolombia ADSs were cancelled.

The Common Shares and Preferred Shares issued by Grupo Cibest are listed on the Colombian Stock Exchange (BVC) under the symbols CIBEST and PFCIBEST, respectively. The ADSs representing Preferred Shares are listed on the NYSE under the symbol CIB, the same symbol under which Bancolombia’s ADSs were previously traded.

The Common Shares, Preferred Shares, and ADSs issued by Grupo Cibest became tradable as of Monday, May 19, 2025.

At the extraordinary shareholders’ meeting of Grupo Cibest, held on June 9, 2025, a share buyback program was approved for Common Shares, Preferred Shares, and ADSs of Grupo Cibest, up to an amount of one trillion three hundred fifty billion Colombian pesos (COP 1,350,000), for a term of up to one year from the approval of the Share Buyback Program Regulation by the Board of Directors. For this program, the shareholders also approved a change in the allocation of a portion of the legal reserve and the creation of a reserve for share buyback.

On June 24, 2025, the Board of Directors of Grupo Cibest enacted the share repurchase program, the execution of which commenced on Thursday, July 17, 2025. In Colombia, the program is being carried out through the trading systems of the Colombian Stock Exchange via Valores Bancolombia S.A. Comisionista de Bolsa, and in the United States through an Enhanced Open Market Repurchase executed by Morgan Stanley & Co. LLC. For more information, see Note 23. Appropriated Reserves and Consolidated Statement of Changes in Equity.

Cibest Corporate Group has national and international presence in Colombia, the United States, Puerto Rico, Panama, Guatemala, and El Salvador, and operates in the following segments: Banking Colombia, Banking Panama, Banking El Salvador, Banking Guatemala, Leases and Others (these include Fiduciaria Bancolombia, Banca de Inversión Bancolombia and Valores Bancolombia). These activities are described in Note 3. Operating Segments.

Regarding the subsidiaries, the assets and liabilities of operations in Barbados through Mercom Bank Ltd. were transferred to other entities, resulting in zero balances for both loan and deposit portfolios. The liquidation of this company has been approved by the public registry and is currently undergoing approval by the Central Bank of Barbados.

Operations in the Cayman Islands through Sinesa Cayman, Inc. (formerly Bancolombia Cayman) have been cancelled or transferred. On November 22, 2023, the Cayman Islands Monetary Authority approved the surrender of the banking license pursuant to Section 20(1)(a) of the Banks and Trust Companies Act (2021 Revision) (“BTCA”), thereby cancelling the license as of that date. No longer a banking entity, the company changed its corporate name to Sinesa Cayman, Inc. on June 20, 2024, and is currently undergoing dissolution and liquidation before the Cayman Islands Companies Registry.

The General Shareholders’ Meeting of Transportempo S.A.S. approved the liquidation of the company, including the corresponding asset allocations and final account approvals, as recorded in Minute number 98 dated July 3, 2024.

On August 27, 2025, the Extraordinary Shareholders’ Meeting of Bancolombia approved the voluntary delisting of Bancolombia's Common Shares and Preferred Shares from the National Registry of Securities and Issuers (RNVE) and the Colombian Stock Exchange (BVC). In line with this decision, the BVC formally notified the Bank of the delisting of the securities from its trading systems, effective as of September 19, 2025.

Additionally, on November 6, 2025, it was announced that the Financial Superintendence of Colombia (SFC), through Resolution No. 2002 dated October 31, 2025, as amended by Resolution No. 2021 dated November 4, 2025 (becoming final on November 6 of the same year), authorized Nequi S.A. to operate and carry out throughout the national territory the activities corresponding to the corporate purpose of a 'compañía de financiamiento'. Nequi S.A. will commence operations once the corresponding formalities have been completed and will continue to be part of Grupo Cibest. For customers, this evolution will not entail any changes in the way they access or use the products and services.

On October 21, 2025, the market was informed of the completion of the corporate reorganization of the Panamanian subsidiary Banistmo S.A., as well as other Cibest subsidiaries in Panama, which had been previously announced on September 29, 2025. It was indicated that, once the authorizations of the Superintendency of Banks of Panama and the respective Shareholders’ Meetings were obtained, the merger of the Beneficiary Company VB Panamá S.A. with Banistmo S.A. was completed (noting that the Beneficiary Company VB had previously received certain asset portfolios that were partially spun off from Valores Banistmo S.A. and Banistmo Capital Markets Group Inc.), as well as the partial spin-off by Banistmo of 100% of the shares it held in Valores Banistmo S.A., in favor of Cibest Panamá Assets S.A., a Panamanian company wholly owned by Cibest.

Moreover, on December 18, 2025, it was announced to the market the execution of a share purchase agreement with Inversiones Cuscatlán Centroamérica S.A. for the sale of 100% of the shares of Banistmo S.A. The agreed purchase price was USD 1,418,000 (subject to customary adjustments at the closing of the transaction) and will be paid in full on the closing date, once the required regulatory authorizations in Panama have been obtained and the conditions set forth in the share purchase agreement have been fulfilled. For more information, see Note 2.D12. Material Accounting Polices - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

As of December 31, 2025, Cibest Corporate Group has 33,951 employees, 35,519 banking correspondents, 6,145 ATMs and operates through 835 offices. Regarding the above, Banistmo (a subsidiary classified as a discontinued operation) had 2,119 employees, 395 banking correspondents, 338 ATMs, and operated through 37 offices.
For more information on Grupo Cibest and its subsidiaries, see Note 2.C.1. Subsidiaries.

NOTE 2. MATERIAL ACCOUNTING POLICIES
A.   Basis for preparation of the Consolidated Financial Statements
The Consolidated Financial Statements of Cibest Corporate Group are prepared in accordance with the International Financial Reporting Standards (hereinafter, “IFRS”) issued by the International Accounting Standards Board (hereinafter,

“IASB”), as well as, the interpretations issued by the International Financial Reporting Interpretations Committee (hereinafter, “IFRS-IC”).
The preparation of Consolidated Financial Statements in conformity with IFRS requires the use of accounting estimates that, by definition, will seldom equal the actual results. Therefore, the estimates and assumptions are constantly reviewed. Any revision is recognized in the same period if it affects the reviewed period; or in the reviewed period and future periods if it affects all the current and future periods.
Preparation of the Consolidated Financial Statements under going concern basis
Management has assessed Cibest Corporate Group's ability to continue as a going concern and confirms that Cibest Corporate Group has adequate liquidity and solvency to continue operating the business for the foreseeable future, which is at least, but is not limited to, 12 months from the end of the reporting period. Based on Cibest Corporate Group's liquidity position at the date of authorization of the Consolidated Financial Statements, Management maintains a reasonable expectation that it has adequate liquidity and solvency to continue in operation for at least the next 12 months and that the going concern basis of accounting remains appropriate.
The Consolidated Financial Statements were prepared on a going concern basis and do not include any adjustments to the reported carrying amounts and classification of assets, liabilities and expenses that might otherwise be required if the going concern basis were not correct.
Assets and liabilities are measured at cost or amortized cost, except for some financial assets and liabilities and investment properties that are measured at fair value. Financial assets and liabilities measured at fair value comprise those classified as assets and liabilities at fair value through profit or loss, debt instruments and equity securities measured at fair value through other comprehensive income (“OCI”) and derivative instruments. Likewise, the carrying value of assets and liabilities recognized as a fair value hedge are adjusted for changes in fair value attributable to the hedged risk. Almost all investments in associates and joint ventures are measured using the equity method.
The Consolidated Financial Statements are stated in Colombian pesos (“COP”) and figures are stated in millions or billions (when indicated), except earnings per share, diluted earnings per share and the exchange rate, which are stated in units of Colombian pesos, while other currencies (dollars, euro, pounds, etc.) are stated in thousands.
The Parent Company’s financial statements, which have been prepared in accordance with “Normas de Contabilidad e Información Financiera” (“NCIF”) applicable to separate financial statements, are those that serve as the basis for the distribution of dividends and other appropriations by the shareholders.
B.   Presentation of the consolidated financial statements
Cibest Corporate Group presents the Consolidated Statement of Financial Position ordered by liquidity and the Consolidated Statement of Income is prepared based on the nature of expenses. Revenues and expenses are not offset unless such treatment is permitted or required by an accounting standard or interpretation and described in Cibest Corporate Group's policies.
The Consolidated Statement of Comprehensive Income presents net income and items of OCI classified by nature and grouped into those that will not be reclassified subsequently to profit or loss and those that will be reclassified when specific conditions are met. Cibest Corporate Group discloses the amount of income tax relating to each item of OCI.
The Consolidated Statement of Cash Flows was prepared using the indirect method, whereby net income is adjusted for the effects of transactions of a non-cash nature, changes during the period in operating assets and liabilities, and items of income or expense associated with investing or financing cash flows.
C.   Consolidation
1.   Subsidiaries
On May 16, 2025, the market was informed of the completion of corporate transactions aimed at the evolution of the corporate structure of Cibest Corporate Group. Upon completion of these transactions, Grupo Cibest S.A. became the parent or holding company of all financial entities and other subsidiaries, including Bancolombia (collectively referred to as Cibest Corporate Group). For more information, see Note 1. Reporting entity.

The consolidated financial statements include the financial statements of parent company and its subsidiaries as of December 31, 2025 and 2024. The Parent Company consolidates the financial results of the entities over which it exerts control.

The following details the entities over which control is held and form part of the consolidation of the Cibest Corporate Group:

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2025	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2024	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2023
Valores Cibest S.A.S.(1)	Colombia	Investments	100.00%	-%	-%
Inversiones Cibest S.A.S.(1)	Colombia	Investments	100.00%	-%	-%
Cibest Investment Management S.A.S.(1)	Colombia	Investments	100.00%	-%	-%
Cibest Inversiones Estratégicas S.A.S.(1)	Colombia	Investments	100.00%	-%	-%
Bancolombia S.A.(1)	Colombia	Banking	100.00%	100.00%	100.00%
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81%	98.81%	98.81%
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100.00%	100.00%	100.00%
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100.00%	100.00%	100.00%
WOMPI S.A.S.	Colombia	Technology services provider	100.00%	100.00%	100.00%
Renting Colombia S.A.S.	Colombia	Operating leasing	100.00%	100.00%	100.00%
Transportempo S.A.S. "En liquidación"(2)	Colombia	Transportation	-%	-%	100.00%
Inversiones CFNS S.A.S.	Colombia	Investments	100.00%	100.00%	99.94%
P.A Tokenización Novus(3)	Colombia	Trust for administration and payments	100.00%	-%	-%
Negocios Digitales Colombia S.A.S.	Colombia	Payment solutions	100.00%	100.00%	100.00%
Fondo de Capital Privado Fondo Inmobiliario Colombia(4)	Colombia	Real estate investment fund	78.48%	80.47%	80.47%
P.A. Inmuebles CEM(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. Calle 92 FIC-11(4)	Colombia	Mercantile trust	51.01%	52.31%	52.31%
P.A. FIC Edificio Corfinsura(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. FIC-A5(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. FIC Inmuebles(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. FIC Clínica de Prado(4)	Colombia	Mercantile trust	60.47%	62.00%	62.00%
P.A. FIC A6(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. Central Point(4)	Colombia	Mercantile trust	58.86%	60.35%	60.35%
Fideicomiso Irrevocable de Garantía, Fuente de Pago y Administración Inmobiliaria Polaris(5)	Colombia	Mercantile trust	-%	-%	80.47%
P.A. Fideicomiso Twins Bay(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
Fideicomiso Lote Av San Martín(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. Fideicomiso Lote 30(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
Fideicomiso Fondo Inmobiliario Bancolombia(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. Florencia Ferrara(4)	Colombia	Mercantile trust	43.16%	44.26%	44.26%
P.A. Flor Morado Plaza(4)	Colombia	Mercantile trust	78.48%	80.47%	80.47%
P.A. Galería la 33(6)	Colombia	Mercantile trust	-%	80.47%	80.47%
P.A Linz Granz del Rio(4)	Colombia	Mercantile trust	43.16%	44.26%	-%
Fideicomiso Selecto Terrazu Etapa 1 Torre 1(4)	Colombia	Mercantile trust	62.79%	64.38%	-%
Fideicomiso Selecto Terrazu Etapa 1 Torre 2(7)	Colombia	Mercantile trust	62.79%	-%	-%
Fideicomiso Lote C6 Carton de Colombia(7)	Colombia	Mercantile trust	43.16%	-%	-%
Fideicomiso Mokana Recursos(7)	Colombia	Mercantile trust	39.24%	-%	-%
Fideicomiso River Park(7)	Colombia	Mercantile trust	43.16%	-%	-%
Valores Simesa S.A.(8)	Colombia	Investments	57.40%	62.75%	64.93%
Fideicomiso Lote Distrito Vera B1B2(9)	Colombia	Mercantile trust	-%	62.44%	64.61%
Fideicomiso Lote Distrito Vera B3B4(10)	Colombia	Mercantile trust	-%	-%	64.61%
P.A. FAI Calle 77	Colombia	Mercantile trust	98.00%	98.00%	98.00%
P.A. Nomad Salitre	Colombia	Mercantile trust	98.00%	98.00%	98.00%
P.A. Nomad Central-2	Colombia	Mercantile trust	98.00%	98.00%	98.00%
P.A. Calle 84 (2)	Colombia	Mercantile trust	98.00%	98.00%	98.00%
P.A. Calle 84 (3)	Colombia	Mercantile trust	98.00%	98.00%	98.00%
P.A. Nomad Distrito Vera(11)	Colombia	Mercantile trust	98.00%	98.00%	-%
P.A Nexo(11)	Colombia	Mercantile trust	98.00%	98.00%	-%
P.A. Mercurio	Colombia	Mercantile trust	100.00%	100.00%	100.00%

ENTITY	JURISDICTION OF INCORPORATION	BUSINESS	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2025	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2024	PROPORTION OF OWNERSHIP INTEREST AND VOTING POWER HELD BY CIBEST CORPORATE GROUP 2023
P.A CEDIS Sodimac(11)	Colombia	Mercantile trust	100.00%	100.00%	-%
Wenia S.A.S.	Colombia	Technology services	100.00%	100.00%	100.00%
P.A. Wenia	Colombia	Mercantile trust	100.00%	100.00%	100.00%
Nequi S.A. Compañía de Financiamiento	Colombia	Financial services	100.00%	100.00%	100.00%
Sociedad Beneficiaria BC Panamá S.A.S(12)	Colombia	Holding	-%	100.00%	-%
P.A Títulos de Pagos por Ejecución(13)	Colombia	Mercantile trust	100.00%	-%	-%
Cibest Panamá Assets, S.A(14)	Panama	Investment	100.00%	-%	-%
Cibest Capital Panamá, S.A. (before Valores Banistmo S.A.(14))	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Bancolombia Panamá S.A.	Panama	Banking	100.00%	100.00%	100.00%
Sistemas de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100.00%	100.00%	100.00%
Banagrícola S.A.	Panama	Holding	99.17%	99.17%	99.17%
Banistmo S.A.(15)	Panama	Banking	100.00%	100.00%	100.00%
Banistmo Investment Corporation S.A.(15)	Panama	Trust	100.00%	100.00%	100.00%
Leasing Banistmo S.A.(15)	Panama	Leasing	100.00%	100.00%	100.00%
Banistmo Panamá Fondos de Inversión S.A.(15)	Panama	Investment fund holder	100.00%	100.00%	100.00%
Desarrollo de Oriente S.A.(15)	Panama	Real estate	100.00%	100.00%	100.00%
Banistmo Capital Markets Group Inc.(15)(16)	Panama	Purchase and sale of securities	100.00%	100.00%	100.00%
Anavi Investment Corporation S.A.(15)(16)	Panama	Real estate	100.00%	100.00%	100.00%
Steens Enterprises S.A.(15)(16)	Panama	Portfolio holder	100.00%	100.00%	100.00%
Ordway Holdings S.A.(15)(16)	Panama	Real estate broker	100.00%	100.00%	100.00%
Grupo Agromercantil Holding S.A.	Panama	Holding	100.00%	100.00%	100.00%
Banco Agromercantil de Guatemala S.A.	Guatemala	Banking	99.68%	99.68%	99.68%
Seguros Agromercantil de Guatemala S.A.	Guatemala	Insurance agency	79.92%	79.92%	79.92%
Financiera Agromercantil S.A.	Guatemala	Financial services	100.00%	100.00%	100.00%
Agrovalores S.A.	Guatemala	Securities brokerage	100.00%	100.00%	100.00%
Arrendadora Agromercantil S.A.	Guatemala	Financial Leasing	100.00%	100.00%	100.00%
Asistencia y Ajustes S.A.	Guatemala	Roadside and medical assistance services	100.00%	100.00%	100.00%
Serproba S.A.	Guatemala	Maintenance and remodeling services	100.00%	100.00%	100.00%
Servicios de Formalización S.A.	Guatemala	Loans formalization	100.00%	100.00%	100.00%
Conserjeria, Mantenimiento y Mensajería S.A. "En liquidación"	Guatemala	Maintenance services	100.00%	100.00%	100.00%
Mercom Bank Ltd.(17)	Barbados	Banking	99.68%	99.68%	99.68%
New Alma Enterprises Ltd.	Bahamas	Investments	99.68%	99.68%	99.68%
Bancolombia Puerto Rico Internacional Inc.	Puerto Rico	Banking	100.00%	100.00%	100.00%
SINESA Cayman, Inc.(18)	Cayman Islands	Banking	100.00%	100.00%	100.00%
Banco Agrícola S.A.	El Salvador	Banking	97.36%	97.36%	97.36%
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.37%	97.37%	97.37%
ACCELERA S.A. de C.V.	El Salvador	Credit card services	97.36%	97.36%	97.36%
Valores Banagrícola S.A. de C.V.	El Salvador	Securities brokerage	98.89%	98.89%	98.89%
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Holding	98.89%	98.89%	98.89%
Gestora de Fondos de Inversión Banagrícola S.A.	El Salvador	Administers investment funds	98.89%	98.89%	98.89%
Bagrícola Costa Rica S.A.	Costa Rica	Business and management advising	99.17%	99.17%	99.17%
Cibest Capital Holdings USA LLC (before Bancolombia Capital Holdings USA LLC)	United States	Holding	100.00%	100.00%	100.00%
Cibest Capital Advisory Services LLC (before Bancolombia Capital Advisers LLC)	United States	Investment advisor	100.00%	100.00%	100.00%
Cibest Capital Securities LLC (before Bancolombia Capital LLC)	United States	Securities brokerage	100.00%	100.00%	100.00%
Wenia Ltd.	Bermuda	Technology services	100.00%	100.00%	100.00%
(1) Incorporation of subsidiaries due to changes in the corporate structure, whereby Grupo Cibest S.A. became the holding company of all financial entities and other companies within Cibest Corporate Group, including Bancolombia. For further information, see Note 1. Reporting entity.
(2) Company liquidated in July 2024. For more information, see Note 1. Reporting entity.
(3) Trust for administration and payments consolidated by Inversiones CFNS S.A.S since December 2025.
(4) The decrease in the shareholding is due to the entry of a new investor in September 2025, which diluted the percentage of participation.
(5) On February 29, 2024, the trust rights were transferred as a result of the sale by Fondo de Capital Privado Fondo Inmobiliario Colombia
(6) On August 21, 2025, the trust rights were transferred as a result of the sale by Fondo de Capital Privado Fondo Inmobiliario Colombia.
(7) Companies consolidated by Fondo de Capital Privado Fondo Inmobiliario Colombia, Fideicomiso Terrazu Etapa 1 Torre 2 since May 2025, Fideicomiso Lote C6 Cartón de Colombia y Fideicomiso Mokana since September 2025 y el Fideicomiso River Park since November 2025.
(8) The decrease in the shareholding is due to the repurchase of outstanding stock carried out by Valores Simesa subsidiary during 2025 and 2024.
(9) During 2025, the trust rights were transferred as a result of the sale by Valores Simesa S.A. (Parent of the fund).
(10) During 2024, the trust rights were transferred as a result of the sale by Valores Simesa S.A.
(11) During May, June and November 2024, the parent company was established as trustor of P.A. CEDIS Sodimac, P.A. Nomad Distrito Vera and P.A. Nexo, respectively through a management mercantile trust agreement, for real estate activity purposes.

(12) On September 27, 2024, Sociedad Beneficiaria BC Panamá was established, a company whose corporate purpose is to be the beneficiary of the division of a company domiciled in Panama, by virtue of which it partially transfers its assets, as a consequence of the above, to be the owner of the assets and liabilities received on the occasion of said operation, and merge with a company domiciled in Colombia. For more information, see Note 1. Reporting entity. In 2025, once the transaction was completed, the company Beneficiaria BC Panamá was liquidated.
(13) Company consolidated by Bancolombia S.A. since December 2025.
(14) Investments of Cibest Corporate Group resulting from the the partial spin-off by Banistmo of 100% of the shares it held in Cibest Capital Panamá, S.A. (before Valores Banistmo S.A.), in favor of Cibest Panamá Assets S.A., a Panamanian company wholly owned by Cibest. For further information, see Note 1. Reporting entity.
(15) on December 18, 2025, Cibest informed to the market the execution of a share purchase agreement with Inversiones Cuscatlán Centroamérica S.A. for the sale of 100% of the shares of Banistmo S.A. For further information, see Note 1. Reporting entity.
(16) Investments in non-operational stage.
(17) On September 30, 2021, Mercom Bank Ltd shareholder authorized the beginning of an organized and gradual process to transfer of the assets and liabilities of Mercom Bank, Ltd., to Banco Agromercantil de Guatemala, S. A. or other companies of Cibest Corporate Group. For further information, see Note 1. Reporting Entity.
(18) On October 5, 2020, the Board of Directors of Bancolombia Panamá (parent company of Sinesa Cayman), authorized the decision to wind-down the business and operations of its subsidiary in Cayman. For further information, see Note 1. Reporting entity.

When necessary, adjustments are made to the accounting principles in the financial statements of subsidiaries to bring their accounting policies into line with Cibest Corporate Group's accounting policies, in order to prepare the Consolidated Financial Statements using uniform accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of Cibest Corporate Group are eliminated in full on consolidation.
Non-controlling interests in controlled entities are presented in profit or loss and equity separately from the Parent Company's shareholders' equity and profit or loss. When Cibest Corporate Group loses control over a subsidiary, any residual interest remaining on Cibest Corporate Group's balances is measured at fair value; gains or losses arising from this measurement are recognized in net income.
The loan and financial leases originated by Banistmo and Bancolombia Panama are subject to prudential regulation in Panama by the Superintendencia de Bancos de Panamá (“SBP”) requiring the maintenance of minimum reserves as a countercyclical capital buffer. For the years ended as of December 31, 2025 and 2024, the reserves recognized amounted to COP 987,250 and COP 972,818. The establishment of these reserves restrict the ability of the aforementioned subsidiaries to pay dividends to Grupo Cibest S.A., the ultimate parent, except in the event of liquidation.

As of December 31, 2025, Banistmo was considered as assets held for sale. For further information see Note 1. Reporting entity, Note 2.D.12 material accounting policies and Note 31. Discontinued Operations.

2.    Business reorganization and transactions between entities under common control
The business reorganization process under common control refers to transactions in which entities under Cibest Corporate Group's control are restructured, both before and after the reorganization, and such control is not temporary.

For transactions under common control, Cibest Corporate Group has chosen as its accounting policy to apply the predecessor value method for recognizing intercompany transactions. This means that the assets and liabilities carved out from the entity or business being spun off are recognized in the Separate Financial Statements of the receiving company at their carrying amounts, as recorded prior to the transaction date.

Cibest Corporate Group presents the net assets received as if they had always been part of its Financial Statements from the date of transfer.

The Financial Statements for the second quarter of 2025 and year-end 2024 are presented on a consolidated basis, reflecting Cibest Corporate Group’s structure in effect during that period, since, under the adopted policy, historical Financial Statements are used as if the new corporate structure had always existed. Consequently, the comparative balances of the holding company are equivalent with those of the former parent company. During the second quarter of 2025, Cibest Corporate Group assumed the position of parent within the economic group. Therefore, from that date onward, the financial statements presented include all subsidiaries previously consolidated by Bancolombia. For more information, see Note 1 – Reporting Entity.

3.    Fund’s administration
Cibest Corporate Group manages assets held in mutual funds and other forms of investment. Assets managed by Cibest Corporate Group and owned by third parties are not included in the Consolidated Financial Statements unless control exists as structured entities.

Cibest Corporate Group consolidates the following funds:

Name	Country	% of ownership interest held by Cibest Corporate Group, 2025	% of ownership interest held by Cibest Corporate Group, 2024	% of ownership interest held by Cibest Corporate Group, 2023	Assets managed
					December 31, 2025	December 31, 2024
Fondo de Capital Privado Fondo Inmobiliario Colombia(1)	Colombia	78.48%	80.47%	80.47%	6,840,135	6,039,891
Fideicomiso Lote Distrito Vera B1B2(2)	Colombia	—%	62.44%	64.61%	—	26,367
Fideicomiso Lote Distrito Vera B3B4(3)	Colombia	-	—%	64.61%	-	—
Banistmo Panamá Fondos de Inversión S.A.(4)	Panama	100.00%	100.00%	100.00%	69,395	126,092
(1)It includes the amounts of certain equity instruments that are controlled through the subsidiary Fondo de Capital Privado Fondo Inmobiliario Colombia, they meet the definition of control in accordance with IFRS 10. For further information, see Note 2.C. Consolidation. The decrease in the percentage of participation is due to the entry of a new investor in September 2025, which diluted the percentage of participation.
(2) During 2025, the trust rights were transferred by Valores Simesa S.A. (the fund’s parent company).
(3)During 2024, the trust rights were transferred by Valores Simesa S.A. (the fund’s parent company).
(4) Investment in non-operational stage. The variation in assets managed is mainly due to the effect of converting US dollars to Colombian pesos in the consolidation process, the closing exchange rate was to 4,409.15 in December 2024 and 3,757.08 in December 2025, also withdrew its participation in Fondo Renta Fija Valor to free up resources. For more information, see Note 2.C. Consolidation Principles.

For all the aforementioned funds, Cibest Corporate Group participated in the design of the structured entity, makes operating and financial decisions on behalf of the funds and is exposed to variable returns such as dividends or returns paid in quarterly installments.

Commissions earned by the management of funds that are not consolidated are included in the Consolidated Statement of Income as “Fees and commissions income”.
4.    Non-controlling interest
Non-controlling interests in the net assets of consolidated subsidiaries are presented separately within Cibest Corporate Group's equity. Similarly, net income and other comprehensive income are also attributed to non-controlling interest and equity holders of the Parent Company. In a business combination, the amount of non-controlling interest may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The option for recognition is made on an investment-by-investment basis.
Any purchase or sale of shares in subsidiaries that does not imply a loss or gain of control is directly recognized in equity.
D.    Material Accounting Policies
The material accounting policies used by Cibest Corporate Group in the preparation of its Consolidated Financial Statements are detailed below:
1.    Functional currency, transactions and balances in foreign currency
The functional and presentation currency of Cibest Corporate Group's Consolidated Financial Statements is the Colombian peso. Therefore, all balances and transactions denominated in currencies other than the Colombian peso are considered as foreign currency, which are translated into the functional currency using the exchange rates at the dates of the transactions.
Foreign exchange gains and losses resulting from the settlement of the transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at period end are generally recognized in net income. They are deferred in equity (other comprehensive income) if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
Non-monetary items that are measured at cost are held at the exchange rate at the transaction date, while those which are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. When a gain or loss on a non-monetary item is recognized in the Consolidated Statement of Comprehensive Income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in net income, any exchange component of that gain or loss shall be recognized in net income.

Cibest Corporate Group translated the results and financial position of foreign subsidiaries into the functional currency as follows:
•Assets and liabilities for each Statement of Financial Position presented are translated at the closing rate at the date of that Consolidated Statement of Financial Position;
•Income and expenses for each Statement of Income and Statement of Comprehensive Income is translated at average exchange rates for the period; and
•All resulting of such translations are recognized in other comprehensive income in the caption “Translation adjustment”.
When a foreign operation is sold, the associated exchange differences are reclassified to net income, as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing exchange rate.
The table below sets forth the exchange rate used by Cibest Corporate Group and its subsidiaries to convert Consolidated Statement of Financial Position accounts and transactions in U.S. dollar into Colombian pesos:

	December 31, 2025	December 31, 2024	December 31, 2023
Year-end exchange rate	3,757.08	4,409.15	3,822.05
Average rate for the period ended at	4,052.89	4,073.75	4,330.14
2.    Cash and cash equivalents
Cibest Corporate Group considers cash and cash equivalents to include cash and balances at banks and the Central Bank, interbank assets and reverse repurchase agreements and other similar secured lending that have original maturities up to 90 days, as shown in Note 4. Cash and cash equivalents.
3.    Business combinations and goodwill
Business combinations are those transactions where an acquirer obtains control of a business (e.g., an acquisition or merger).
Business combinations are accounted for using the acquisition method as follows: a) identifiable acquired assets, liabilities and contingent liabilities assumed in the acquisition are recognized at fair value at the date of acquisition; b) acquisition costs are recognized in the Consolidated Statement of Income as expenses in the periods in which the costs are incurred and the services are received; and c) goodwill is recognized as an asset in the Consolidated Statement of Financial Position or a gain from a bargain purchase.
The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree, and the equity interests issued by Cibest Corporate Group (if any).
Goodwill is measured as the excess of the sum of the consideration transferred, the value of any non-controlled interest and, when applicable, the fair value of any previous equity interest in the acquired entity, over the net fair value of the acquired assets, liabilities or contingent liabilities assumed at the date of acquisition.
For each business combination, at the date of acquisition, Cibest Corporate Group measures the non-controlling interest by the proportional share of the identifiable assets acquired, as well as liabilities and contingent liabilities assumed by the acquired company, or by their fair value.
Any contingent consideration in a business combination is classified as a liability or as equity and is recognized at fair value at the date of acquisition, the liability is remeasured at subsequent reporting dates in accordance with IAS 37 Provisions, contingent liabilities and contingent assets, and the consideration classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity.
The goodwill acquired in a business combination is allocated, at the date of acquisition, to Cibest Corporate Group's cash-generating units (or group of cash generating units) which are expected to benefit from the combination, regardless of whether other assets or liabilities of the acquiree are assigned to those units or group of units.

For business combinations achieved in stages, any previous equity interest held by Cibest Corporate Group in the acquiree is remeasured at its fair value at the date of acquisition and any resulting gain (or loss) is reported in the Consolidated Statement of Income or Other Comprehensive Income, as appropriate. Amounts related to such investments previously recognized in other comprehensive income that must be recycled through net income are reclassified to the Consolidated Statement of Income, as if such investment had been sold. When the associate had other comprehensive income, which was not reclassified to profit or loss, the amounts were reclassified within equity to “Retained earnings” once the investment was sold.
4.    Financial instruments
A financial instrument is a contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
4.1. Financial assets
Financial assets are recognized in the Consolidated Statement of Financial Position when Cibest Corporate Group becomes party to the contractual provisions of the instrument. This includes regular way purchases and sales, which are those purchases and sales of financial assets that require the delivery of assets within the time frame established by regulation or convention in the marketplace. Cibest Corporate Group uses settlement date accounting for regular way contracts when recording financial asset transactions.
At initial recognition, Cibest Corporate Group measures financial assets at fair value plus, in the case of a financial asset that is not measured at fair value through profit or loss, the transaction costs directly attributable to the acquisition of the financial assets. Transaction costs of financial assets subsequently measured at fair value with changes in profit or loss are recognized as expenses in the income statement. After initial recognition, for financial assets measured at amortized cost and investments in debt securities subsequently measured at fair value with changes in other comprehensive income, an allowance for expected credit losses (“ECL”) is recognized.
4.1.1.  Classification and measurement of financial assets
Cibest Corporate Group classifies its financial assets considering the business model and the characteristics of contractual cash flows (cash flows that consist solely of payments of principal and interest on the principal amount outstanding at specified dates – “SPPI”) in accordance with the following categories of subsequent measurement:
•Amortized cost: measured at cost using the effective interest rate method, excluding future credit losses, and considering transaction costs and premiums granted, less commissions and discounts received that are included in the calculation of the effective interest rate.
•Fair value through other comprehensive income (FVOCI): measured using fair value, variations in the fair value of the investment are recognized in other comprehensive income, except for impairment losses or recoveries, interest income, and gains or losses on foreign exchange, which are recognized in the income statement.
•Fair value through profit or loss (FVTPL): measured using fair value, variations in the fair value are recognized in the income statement.
The classification based on the business model reflects how Cibest Corporate Group manages financial assets and how it determines whether cash flows from the asset will come from obtaining contractual cash flows, selling the instrument, or both. If the objective is to obtain contractual cash flows, the assets are subsequently measured at amortized cost; if the objective is to obtain contractual cash flows and selling financial assets, the assets are subsequently measured at FVOCI. A financial asset shall be measured at FVTPL unless it is measured at amortized cost or at FVOCI.
Cibest Corporate Group measures equity instruments at FVTPL. Likewise, Cibest Corporate Group has made an irrevocable choice to present subsequent changes in the fair value of some equity instrument investments that are not held for trading in other comprehensive income; dividends from such investments are recognized in the income statement when the right to receive payment is established.
Accumulated gains or losses in other comprehensive income at the time of derecognition of a financial asset are reclassified from equity to the income statement, except for investments in equity instruments for which Cibest Corporate Group has made the irrevocable choice to present subsequent changes in fair value in other comprehensive income; for these, reclassification is made to the "retained earnings" line.

4.1.2.  Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVOCI”
4.1.2.1.   Impairment of loan portfolio and financial leasing transactions
Expected credit losses are calculated using both individual and collective models and methodologies. These are based on significant assumptions and judgments that consider historical credit data, the current situation of the borrower and reasonable and supportable forecasts of future economic conditions. The collectively evaluated models include parameters such as the twelve-month probability of default (“PD”), lifetime probability of default (when the exposure is classified in stage 2), loss given default (“LGD”), and exposure at default (“EAD”), incorporating forward‑looking information that reflects macroeconomic assumptions under plausible scenarios.

One of the Group’s most significant judgments in estimating the allowance for expected credit losses on the collectively evaluated portfolio relates to the macroeconomic projections used over a reasonable and supportable forecast period. In addition, for loans individually assessed in stage 3, Cibest Corporate Group evaluates significant exposures in default by analyzing each borrower’s debt profile, the fair value of the collateral pledged, credit performance information, and the customer’s expected future cash flows.

At the end of each reporting period, Cibest Corporate Group assesses the expected credit loss impairment model for a financial asset or group of assets measured at amortized cost, where impairment is recognized from “day 1” following initial recognition. The model is structured into three stages in which a financial asset may be classified from its initial recognition, based on its credit risk level and the circumstances that indicate a significant increase in credit risk, as described below:

•Stage 1: financial instruments that have not experienced a significant increase in credit risk since initial recognition, or that have low credit risk at the reporting date.
•Stage 2: financial instruments that have experienced a significant increase in credit risk since initial recognition (unless they have low credit risk at the reporting date), but do not present objective evidence of impairment.
•Stage 3: financial instruments that have objective evidence of impairment (“OEI”) at the reporting date.

For each stage, an expected credit loss (“ECL”) is calculated. This calculation incorporates both current and forward‑looking conditions, portfolio behavior, and various associated macroeconomic factors.

•For stage 1, a 12-month ECL is calculated. This represents the expected credit losses that may result from default events that are possible within the 12 months following the reporting date.
•For stage 2 and 3, a Lifetime ECL is calculated. This reflects the expected credit losses that may arise from all possible default events over the expected life of the financial instrument.

Significant increase in risk
To determine whether an asset has experienced a significant increase in risk since its initial recognition, and is therefore should be classified in Stage 2, Cibest Corporate Group assesses both quantitative and qualitative factors. For each portfolio, Cibest Corporate Group reviews the rebuttable presumption of more than 30 days overdue in payment. Cibest Corporate Group determines whether the credit risk of financial instruments has increased significantly since their initial recognition as follows:

Quantitative criteria
•Clients with loans that are over 30 days past due.
•Lifetime PD assessment: Cibest Corporate Group has determined that the most suitable quantitative way to establish the significant increase in credit risk is by comparing the residual lifetime PD at the initial recognition and the current lifetime PD. To measure this difference, two thresholds are defined:
◦Absolute threshold: this is the absolute difference between the current lifetime PD and the residual lifetime PD at initial recognition. A positive absolute variation beyond this threshold indicates an increase in the instrument’s risk.
◦Relative threshold: this is the percentage variation between the value of the current lifetime PD and the residual lifetime PD at initial recognition. A positive percentage variation beyond this threshold indicates an increase in the instrument’s risk.

If the PD comparison surpasses one threshold but not the other, it is not considered a significant increase in the instrument’s risk.

If the instrument does not exceed the threshold, additional qualitative criteria are assessed. These can identify a significant increase in credit risk even when the obligation is nearing expiration. These criteria include:

Qualitative criteria
•Loans restructured due to credit risk, where the client is experiencing financial difficulties, are classified in stage 2, until the instrument is canceled, cured (after a period of demonstrated good performance) or transferred to stage 3 upon meeting the definition of default.
•Loans that cease to be in default (stage 3) remain in stage 2 for a 12‑month period.
•Customers on the watchlist with a medium‑risk profile, according to the policies defined by the Special Customer Management Committee (“AEC” by its initials in Spanish).
•Cibest Corporate Group also reviews, on a semiannual basis, whether there are collective criteria for migrating a group of customers to stage 2. Examples include significant changes since origination in a particular product or geographic region, industry‑specific or regulatory events, market conditions, or any other significant event considered relevant to the customer’s future cash‑flow generation capacity.

Rebuttable presumption of more than 30 Days Past Due
Cibest Corporate Group has performed a review for each portfolio regarding the presumption of a significant increase in credit risk upon exceeding 30 days past due. Historical evidence supports the correlation between this presumption and default events.

Definition of default
To determine whether an asset is in default, and thus classified as stage 3, the evaluates quantitative and qualitative factors. It also reviews the rebuttable presumption of more than 90 days past due for each portfolio.

Cibest Corporate Group applies the following criteria to determine whether default has occurred:

Quantitative criteria
•Clients with active credit exposure who have at least one charged-off instrument within the modality.
•Clients with obligations that are 90 days or more past due.

Qualitative criteria
•Clients subject to special legal restructuring or reorganization agreements, or insolvency processes.
•Customers on the watchlist with a high‑risk profile, according to the policies defined by the Special Customer Management Committee (“AEC” by its initials in Spanish).
•Cibest Corporate Group also aligns all products within the same modality to stage 3 when any of the client’s obligations is considered in default.

Rebuttable presumption of more than 90 Days Past Due

Cibest Corporate Group has reviewed the 90 day past due default presumption for each portfolio. Historical evidence supports a high likelihood of loss at 90 days past due. However, this presumption has been rebutted for Banistmo’s mortgage portfolio. Historical evidence demonstrates that default generally occurs at approximately 120 days past due.

Measurement of expected credit losses (ECL) under the collective methodology

The collective quantification of expected credit losses is conducted based on the stage classification, the homogeneous groups defined within each portfolio type and the client’s risk level.
Homogeneous groups are segmented by client type; for individuals, they are grouped by product, and for companies, they are grouped by industry segments defined based on the company’s revenue level.

In addition, credit risk management is supported by robust rating and scoring systems. The primary objective of these systems is to determine each client's risk profile, which is assigned through a credit rating or scoring. For retail portfolios, credit scoring are based on both origination and behavioral scoring models. These models incorporate personal and financial information, historical behavior, transaction activity, the total number of credit products held, and external credit bureau data.

Corporate portfolios are rated using a comprehensive model that integrates quantitative variables and objective criteria to assess the level of risk associated with each client's financial commitments. This rating model is applied from the initial origination of the credit and is updated periodically to ensure a timely and dynamic assessment of the client's credit profile throughout the entire debt cycle. The model considers key determinants of credit risk, including the client’s financial performance and repayment capacity, payment behavior with both Group entities and the broader financial system, and transaction data available within Cibest Corporate Group. Additionally, sector information and complementary variables are included to enhance the assessment. This approach provides a comprehensive and up-to-date view of risk, strengthening decision-making and proactive portfolio management.

In Colombia, for SME and corporate portfolio, the risk level is estimated using models that assign an internal rating considering the client’s economic sector and multiple variables, including financial, transactional, sector specific, qualitative, and behavioral information. These models aim to achieve greater accuracy in classifying customer risk levels, improve discrimination and precision, incorporate non-traditional information, and enhance interpretability, ultimately enabling a deeper understanding of the client. These methodologies play a fundamental role in assessing and monitoring credit risk.

To estimate expected credit losses (“ECL”) under the collective methodology, the following formula is used:

Expected Credit Loss (ECL) = Exposure at Default (EAD)* Probability of Default (PD) * Loss Given Default (LGD)

The components are estimated using statistical models developed from the entity’s internal historical information and subsequently adjusted with forward looking information as described below:
•Probability of Default (“PD”): estimated probability of occurrence that a financial instrument will default. IFRS 9 requires parameter specification and differentiated application across stages 1, 2 and 3.

◦12 months PD: the estimated probability of occurrence of default within the next 12 months from the assessment date. Cibest Corporate Group applies it to exposures with no significant increase in credit risk and no evidence of impairment (stage 1). The 12-month PD is estimated using traditional techniques such as logistic regression, modelling portfolio behavior by risk level for each segment.

◦Lifetime PD: the estimated probability of default occurring over the remaining life of the instrument, depending on product characteristics and risk level. Cibest Corporate Group applies it to exposures with a significant increase in credit risk (stage 2). It is estimated using survival models that quantify portfolio survival rates over defined horizons and incorporate prepayment models.

◦Stage 3 PD: exposures evaluated under the collective methodology and classified in stage 3 are assigned a probability of default of 100%.

•Loss Given Default (“LGD”): the severity of Loss Given Default is the percentage of exposure that the entity ultimately expects to be lost in the event of default. The general formulation is: LGD = 1 – recovery rate. The recovery rate corresponds to the sum of cash flows received from the operation, discounted at the customer’s rate at the assessment date, over the exposure at default. It includes asset sales and other recovery strategies.
For secured products, recoveries are primarily classified by collateral type and incorporate discounted projected sale value minus acquisition, maintenance, and disposal costs, as well as appraisals to determine value and recovery timing.

•Exposure at Default (“EAD”): for amortizing products, exposure includes principal, interest and receivables, net of expected contractual repayments over a 12-month or lifetime horizon.
For revolving products with available undrawn limits, EAD incorporates the Credit Conversion Factor (CCF) to estimate the utilized and unused portions expected to convert into outstanding balance. For loan commitments, the ECL includes the probability of becoming on-balance-sheet-exposure.

To estimate lifetime expected credit losses, the exposure is projected annually, considering discounted contractual cash flows for each year. Discounting is performed using the effective interest rate or an appropriate approximation.

Incorporation of forward-looking information into the expected credit loss (ECL) models

To incorporate forward looking information into the components used to estimate expected credit losses (ECL), Cibest Corporate Group applies methodologies that correlate the historical performance of the portfolio with specific economic variables. Cibest Corporate Group has developed projections under three macroeconomic scenarios (base, pessimistic and optimistic), each assigned a probability of occurrence, to determine the best estimate of expected losses under potential future economic conditions.

To prepare these projections, the Economic Research team relies on a dual perspective forecasting process: thematic and analytical.

•Thematic Perspective: this perspective identifies external variables whose values are determined globally and are not influenced by country-specific dynamics. As they fall outside the scope of the Corporate Economic Research team, these variables are based on estimates developed by external analysts.

•Analytical Perspective: this perspective involves collecting historical information for the most relevant economic and financial variables of each country. Data sources include official authorities such as banking supervisors, national statistical agencies, and central banks. Forecasts are generated using time series econometric models widely applied in macroeconomic analysis.

As a result, monthly projections are obtained for the economic variables of interest over a horizon covering the current year and four additional years. After this period, due to uncertainty and technical limitations, the projected value at the end of the horizon is used for the remaining life of the instrument.

Cibest Corporate Group considers a five-year projection horizon appropriate, as it remains a reasonable practice for ECL estimation. It also deems it appropriate to use the fifth-year projection as a reference value for later periods, as this provides the most consistent approximation based on available information. This approach is based on the natural tendency of economic time series to revert to long term trends, equilibrium levels, or the mean. Once macroeconomic projections reach such a steady state, stability is expected unless an unforeseen shock occurs.

It is considered reasonable to assume that over a five-year horizon, macroeconomic projections will converge toward their equilibrium level, since historically the maximum periods of consecutive deviation above or below the long-term trend (approximately ±0.25 standard deviations of the variable), based on annual GDP growth data from 1972–2025, have lasted precisely five years.

Weighting of macroeconomic scenarios
To incorporate the inherent uncertainty of macroeconomic forecasting, Cibest Corporate Group uses three macroeconomic scenarios: base, optimistic, and pessimistic.

These scenarios reflect reasonable, non-extreme expectations. The current weighting applied to the macroeconomic forecasts at year-end is as follows:

	Optimistic		Base		Pessimistic
Country	2025	2024	2025	2024	2025	2024
Colombia	15.00%	15.00%	60.00%	60.00%	25.00%	25.00%
Panama	20.00%	20.00%	55.00%	55.00%	25.00%	25.00%
El Salvador	20.00%	20.00%	55.00%	55.00%	25.00%	25.00%
Guatemala	20.00%	20.00%	55.00%	55.00%	25.00%	25.00%

The following presents a comparison of the key projected macroeconomic variable in each country, “GDP Growth,” used to estimate ECL as of December 31, 2025 and 2024:

As of December 31, 2025
	Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2025	3.07%	2.86%	2.65%	4.85%	4.14%	3.43%
2026	4.57%	3.23%	1.89%	6.19%	3.97%	1.75%
2027	4.68%	2.88%	1.08%	6.81%	4.04%	1.26%

As of December 31, 2025
	Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2025	4.15%	3.79%	3.44%	3.30%	2.80%	2.29%
2026	4.49%	3.48%	2.47%	3.90%	2.49%	1.08%
2027	4.58%	3.38%	2.18%	4.07%	2.39%	0.72%

As of December 31, 2024
	Colombia			Panama
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2024	1.98%	1.80%	1.59%	3.51%	2.46%	1.41%
2025	3.89%	2.57%	1.23%	6.04%	3.48%	0.92%
2026	4.76%	2.96%	1.16%	6.68%	3.76%	0.85%

As of December 31, 2024
	Guatemala			El Salvador
Cutoff	Optimistic	Base	Pessimistic	Optimistic	Base	Pessimistic
2024	3.83%	3.48%	3.12%	3.10%	2.59%	2.09%
2025	4.46%	3.46%	2.45%	3.77%	2.36%	0.95%
2026	4.55%	3.35%	2.14%	3.93%	2.25%	0.58%
Special methodologies applied in stage 3
Collateral based methodology
For defaulted loans (classified in stage 3) where the primary source of repayment is determined to be real estate collateral or an asset under a leasing arrangement, the loss estimate is calculated as the outstanding balance minus the probability weighted net present value of the collateral’s market value. The valuation is based on appraisals not older than one year, net of acquisition, maintenance and disposal costs, and adjusted for multiple macroeconomic scenarios weighted by their respective probabilities of occurrence.

Individual NPV assessment methodology

Cibest Corporate Group individually assesses defaulted (stage 3) exposures exceeding COP 20,000 or USD 5 million in foreign subsidiaries, analyzing each debtor’s debt profile, collateral provided, financial information, and both client specific and sector specific credit behaviour. Significant financial assets are considered to be in default when, based on current or past events and available information, it is unlikely that the entity will recover all amounts due under the original contractual terms, including interest and fees. When a significant financial asset has been identified as defaulted, the loss amount is measured as the outstanding balance minus the probability weighted net present value of expected future cash flows, assessed under at least two macroeconomic scenarios with assigned probabilities of occurrence.

Clients assessed under an individual net present value (“NPV”) approach are evaluated at least twice per year and, additionally, whenever a relevant event occurs that materially affects their risk profile and requires updating the previously analyzed scenarios. Relevant events may include:

•Significant changes in collateral value,

•Adverse or emerging changes in the client’s business,
•Regulatory changes with potential impact on the borrower,
•Changes affecting the borrower’s commercial or operational dynamics, and
•Significant payments made by the client.

To determine expected future cash flows for the client, two approaches may be applied: a cash flow generation approach or an asset recovery approach involving enforcement or liquidation of collateral. that is, “Going Concern” or “Gone Concern” approach.

Cash-flow-based approach: This refers to an analysis under the “Going-Concern” assumption; that is, repayment of the obligation is expected to occur through the client’s ongoing cash flows. The calculation of the expected NPV under the cash-flow-based approach includes:

•Client financial projections.
•Debt simulation.
•Expected NPV calculation.
Collateral-recovery approach: This refers to collateral liquidation or "Gone concern” that is, repayment of the obligation is expected to occur through the realization of collateral, liquidation of assets, enforcement of personal guarantees, or adjudication through judicial processes. The NPV calculation under the collateral approach must include:

•Collateral analysis.
•Projected future collateral value.
•NPV calculation.
•Recovery time estimates.

Future cash flows are estimated under two scenarios (base and alternative), which may be affected by the variables described above.

4.1.2.2. Impairment of investments measured at amortized cost or at fair value through other comprehensive income (FVOCI)
At the end of each period, Cibest Corporate Group evaluates the impairment model based on the expected loss of a financial asset or a group of assets that are measured at amortized cost or at fair value with changes in other comprehensive income, where the impairment loss is measured from "day 1" after initial recognition.

Investments are classified into stages according to the risk level (rating), as follows:

Stage 1:
•Investments rated at investment grade.
•Investments rated at speculative grade, if:
◦The current external rating is maintained or improved compared with the rating at the acquisition date.
◦If there is a rating deterioration, the deterioration is lower than the number of notches that signify a significant increase in risk.
Stage 2:
•Investments migrating from investment grade to speculative grade.
•When the rating is downgraded beyond the thresholds notches that signify a significant increase in risk.

Stage 3:
•Investments classified as being in default.

Significant increase in risk
Investments classified in stage 2 include those instruments meeting Cibest Corporate Group’s definition of a significant increase in risk.

To determine whether a security has experienced a significant increase in risk since initial recognition, the deterioration of its current rating relative to its purchase date rating is evaluated. Depending on the initial rating, a significant increase may correspond to a downgrade of 1, 2, or 3 notches, as shown below:

EXTERNAL RATING ORIGIN	SIGNIFICANT INCREASE IN RISK
Ba1/BB+	3 Notches
Ba2/BB	3 Notches
Ba3/BB-	3 Notches
B1/B+	2 Notches
B2/B	2 Notches
B3/B-	1 Notch
Caa/CCC	1 Notch
Measurement of expected losses:
Impairment: [Amortized Cost or Market Position (Exposure)] * PD (Probability of default) * LGD (Loss given default)

•Instruments classified in stage 1 are assigned a 12-month probability of default.
•Instruments classified in stage 2 are assigned a lifetime probability of default.
•Instruments classified in stage 3 are assigned a probability of default of 100.00%.

To estimate the impairment of the instruments if the issue has an external rating, the PD (Probability of default) from the international rating agency is applied; if no external rating exists, the internal rating model and portfolio PD are used.

In all cases, the LGD (Loss Given Default) is based on the parameter published by the external rating agency for the investment portfolio, which corresponds to 51.60% as of December 2025.

4.1.3.      Derecognition of financial assets
4.1.3.1.   Derecognition of financial assets not resulting from modifications
Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred, and Cibest Corporate Group has transferred substantially all the risks and rewards of ownership, or when Cibest Corporate Group neither transfers nor retains substantially all of the risks and rewards of ownership but it does not retain control of the financial asset.
When Cibest Corporate Group retains the contractual rights to receive cash flows from the financial asset, but assumes a contractual obligation to pay those cash flows to other entities, it shall treat the transaction as a transfer that results in derecognition if:
•It has no obligation to pay any amounts to the other entities unless it collects equivalent amounts from the assets;
•It is prohibited from selling or pledging the assets; and
•It has an obligation to remit without material delay any cash flows it receives from the assets.
4.1.3.2.   Modifications
In modifications for commercial or market reasons, an assessment is made as to whether the modification is substantial; that is, whether the changes in the terms of the contract differ substantially from the original contract, based on the analysis of qualitative variables (inclusion of returns based on profit sharing, guarantees, other collateral, or credit enhancements that significantly affect the credit risk profile associated with the loan, changes in currency and/or obligor) and, in some cases, a quantitative assessment. When the modifications result in derecognition, the renegotiated contract is a new loan, subject to the classification and measurement requirements established by IFRS 9.
Similarly, the costs and commissions associated with the financial asset are derecognized. Modifications that do not result in derecognition are understood as non-substantial modifications, the carrying amount will be recalculated as the present value of the modified contractual cash flows discounted at the original interest rate, recognizing the effect of the modification in the margin net interest in the Statement Consolidated of Income. Likewise, costs and commissions are adjusted and amortized over the remaining life of the modified asset.
Contractual modifications of financial assets may be carried out due to restructurings and/or renegotiations for credit risk due to the borrower's financial difficulties are evaluated as a non-substantial modification and therefore does not lead to derecognition. When a financial asset is restructured, the difference between the original contractual cash flow and the new cash flow of the restructured asset discounted at the original effective interest rate is recognized as a gain or loss in the Statement Consolidated of Income as “Interest income on loan and financial leases”, the costs and fees are deferred and will be amortized by the remaining life of the modified asset.
4.1.3.3.        Written-Off loan portfolio
Loans are written off when Cibest Corporate Group concludes there is no realistic expectation of recovery of the loans and receivables balances from a client or third party, i.e., there is no possibility of recovery due to the debtor's lack of ability or willingness to pay or in the absence of open guarantees granted by the debtor. In general, this characteristic will be fulfilled when the following delinquency conditions are present:

		Length of delinquency (days)
Type	Collateral	Grupo Agromercantil Holding S.A.	Banistmo S.A.	Banco Agrícola S.A.	Bancolombia S.A.
	Without collateral			180
Commercial	With collateral	N/A(1)	360	360	360
	Without collateral	180	180	180	180
Consumer	With collateral	540 for vehicles collateral	1080 for mortgage collateral	720 for mortgage collateral
	Without collateral		180
Small Business Loan	With collateral	N/A(1)	1080 for mortgage collateral	180	180
Mortgage	With collateral	1440	1080	720	N/A(1)
(1)Not dependent on the length of delinquency but on the reasons underlying a loan's non-recoverability.
Among the reasons underlying a loan's non-recoverability are the estimated recovery time of the obligation, the probable recovery percentage given the existence or lack of collateral and the inability to locate the client. When default conditions are present, it is initially necessary to evaluate whether the collateral that supports the loan generates a reasonable expectation of recovery; if so, the necessary steps are taken to realize on the collateral prior to writing-off the loan. In cases where the collateral net fair value indicates that there are no reasonable expectations of recovery, loans are written-off in the Consolidated Financial Statements.
4.2.        Financial liabilities
At initial recognition, Cibest Corporate Group measures its financial liabilities at fair value. The transaction costs that are directly attributable to the financial liability are deducted from its fair value if the instruments are subsequently recognized at amortized cost or will be recognized in the Consolidated Statement of Income if the liabilities are measured at fair value.
4.2.1.     Classification and Measurement of Financial Liabilities
Financial liabilities are classified and subsequently measured as follows:
•Amortized cost, measured at cost using the effective interest rate method.
•Fair value through profit or loss (“FVTPL”), measured using fair value, with variations in value recognized in the income statement.
•Irrevocably designated at fair value through profit or loss, measured using fair value, with variations in value recognized in the income statement. The effect of changes in own credit risk is presented in other comprehensive income.

4.2.2.     Derecognition of Financial Liabilities
Cibest Corporate Group derecognizes a financial liability from the Consolidated Statement of Financial Position when it is extinguished; that is, when the contractual obligation has been paid or settled or has expired.
Debt Exchange
Cibest Corporate Group assesses whether instruments subject to debt exchange are substantially different from each other, considering qualitative aspects such as currencies, maturities, interest rates, subordination terms, regulatory framework, among others, and quantitative aspects, in which the present value of discounted cash flows under the conditions of the new instruments (including any net commission paid minus any commission received) using the original effective interest rate to calculate the discount differs by at least 10 percent from the present value of discounted cash flows remaining from the original financial liability.
When it is concluded that the instruments subject to debt exchange are not substantially different (based on the analysis of qualitative variables such as currency or issuance market changes, and in some cases a quantitative evaluation), the transaction is recognized as a modification of debt, and in this case, the amortized cost of the modified liability is adjusted to the present value of estimated contractual cash flows discounted at the original effective interest rate of the financial instrument, and the gain or loss is recognized immediately in the income statement. Incremental costs and commissions adjust the carrying amount of the liability and are amortized over the remaining life of the modified liability, following its subsequent measurement at amortized cost. In debt exchanges that are considered substantially different, derecognition is recognized in the income statement, and a new financial liability is recognized.
4.3.   Day one profit adjustment
In situations where the fair value of a financial asset acquired or financial liability assumed at initial recognition differs from the transaction price, Cibest Corporate Group shall recognize a gain or loss directly in the Consolidated Statement of Income if the fair value is supported by Level 1 inputs or is based on a valuation technique that uses only observable market data. In all other circumstances, Cibest Corporate Group defers the Day one gain or loss and recognizes it in the Consolidated Statement of Income over the course of the transaction period.
4.4.   Compound instruments
Cibest Corporate Group recognizes compound financial instruments that contain both liability and equity components separately. Therefore, for initial measurement, the liability component is the fair value of a similar liability which doesn´t have an equity component (determined by discounting future cash flows using the market rate at the date of the issuance). The difference between the fair value of the liability component and the fair value of the compound financial instrument, considered as a whole, is the residual value assigned to the equity component. After initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition. The liability component corresponds to the preferred dividend related to 1% of the subscription price, which is the payment of the minimum dividend on the Preferred Shares for each period. For further information, see Note 22. Share capital.
4.5.   Financial guarantee contracts and loan commitments
Cibest Corporate Group issues financial guarantees and loan commitments. Loan commitments are those agreements under which Cibest Corporate Group has an irrevocable obligation to grant the loan. The financial guarantee contracts issued by Cibest Corporate Group are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due to accordance with the original or modified terms of a debt instrument.
Both financial guarantee contracts and loan commitments are initially recognized as liabilities at fair value, which is normally the fee received, adjusted for the directly attributable transaction costs incurred. Subsequently, liabilities are measured at the higher of the provision amount measured according to IFRS 9, and the amount initially recognized, less the accumulated amortization recognized according to IFRS 15 Revenue from contracts with customers.
Income derived from guarantees is recognized as “commission income” in the Consolidated Statement of Income over the term of the contract, in accordance with the method and frequency of commission’s payments.

4.6.   Derivatives financial instruments
A financial derivative is an instrument whose value changes in response to changes in a variable or index, such as an interest rate, exchange rate, the price of a financial instrument, a credit rating or a credit index. This instrument requires no initial payment or is lower in comparison to other financial instruments with a similar response to changes in market conditions and is generally settled at a future date.
Cibest Corporate Group recognizes its derivative financial instruments at fair value, based on the prices and valuation methodologies provided by the official pricing service provider (Precia); this includes counterparty credit-risk adjustments applied to derivatives when Cibest Corporate Group's position is a derivative asset, and Cibest Corporate Group's credit risk when the position is a liability on a derivative. For further information, see Note 30. Fair value of assets and liabilities, section d. Credit valuation adjustment.

Derivatives are recognized and measured at fair value through profit or loss unless such derivatives are designated as cash flow hedges or hedges of a net investment in a foreign operation. In those cases, the effective portion of changes in the fair value of the derivatives are recognized in other comprehensive income. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative. Gains and losses arising from changes in the fair value of derivatives, which are not in hedging relationships, are recognized in the Consolidated Statement of Income under the "valuation on financial instruments" item, and gains and losses from the valuation of foreign exchange derivatives are included in the "Other Operating Income" item.
4.7.   Hedge accounting
Cibest Corporate Group designates and documents hedge accounting at inception in accordance with the requirements of IFRS 9 Financial Instruments. When the hedging relationship is considered to be highly effective, the changes in value of the hedging derivative are accounted for according to their classification, as fair value hedges, cash flow hedges and hedges of net investment in foreign operations, as set out in the paragraph below.
Cibest Corporate Group assesses at the inception of the hedge and on an ongoing basis during the life of the instrument, whether the hedge used in the transaction is expected to be aligned with the hedge effectiveness requirement (prospective effectiveness):
•Economic relationship between the hedging instrument and the hedged item.
•The effect of credit risk does not predominate over the value of the economic relationship.
•Designated hedge ratio is consistent with risk management strategy.
Cibest Corporate Group discontinues the hedge accounting when the hedging relationship no longer meets the criteria provided for hedge effectiveness or when the hedging instrument expires or is sold, terminated or exercised. Consequently, the item no longer complies with the hedge accounting conditions or the hedging relationship no longer complies with the risk management objective.
Before the establishment of hedge accounting, Cibest Corporate Group documents the relationship between hedged items and hedging instruments, as well as its risk management objectives and hedging strategies, which are approved by the Asset and Liability Management Committee.

Hedge relationships are classified and accounted for in the following ways:
Fair value hedges
Fair value hedges are designated to protect against the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments.
Changes in the fair value of derivatives that are designated and qualify as hedging instruments in fair value hedges are recorded in the same line item of the Consolidated Statement of Income as hedged item. The change in fair value of the hedged item that is attributable to the hedged risk is recorded as part of the carrying value of the hedged item, and it is also recognized in the same line item of the Consolidated Statement of Income as the hedge item.

For fair value hedges of items carried at amortized cost, adjustments to the carrying value are amortized to the Consolidated Statement of Income over the remaining life of the hedge item until maturity. Amortization is based on a recalculated effective interest rate at the beginning of the amortization period, which begins when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. The adjustment shall be amortized fully by maturity of the financial instrument or, in the case of a portfolio hedge of interest rate risk, by expiry of the relevant repricing period.

If the hedged item is derecognized, the non-amortized fair value is recognized immediately in the Consolidated Statement of Income.
When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with corresponding gain or loss recognized in net income.
Cash flow hedges
Cash flows hedges are used mainly to manage the exposure to variability related to the cash flow attributable to a specific risk associated with an asset or liability recognized on the Consolidated Statement of Financial Position or to a highly probable forecast transaction.
The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in other comprehensive income. The ineffective portion of the gain or loss on the hedging instrument is recognized in the Consolidated Statement of Income as interest and valuation on financial instruments.

If the hedging instrument expires or is sold, terminated or exercised, without replacement or rollover into another hedging instrument, or if the hedging designation no longer meets the criteria provided for the hedge effectiveness requirements after any subsequent rebalancing adjustment, any accumulated gain or loss previously recognized in OCI remains in OCI, until the planned operation or the firm commitment affects the result.
When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in net income.
Hedges of a net investment in a foreign operation
In accordance with the application of IFRS 9 and IFRIC 16 – Hedges of a Net Investment in a Foreign Operation, Cibest Corporate Group has elected to hedge the foreign exchange risk arising from the translation of activities conducted in a country or currency other than that of the reporting entity.

The accounting for these hedges requires that the effective portion of foreign exchange gains or losses arising from instruments designated as hedging instruments be recognized in the same line item of the statement of profit or loss or other comprehensive income (OCI). This accounting treatment is consistent with the requirements of IAS 21 – The Effects of Changes in Foreign Exchange Rates, and aligns with the disclosure provided in Section 1. Functional currency, translation of balances and foreign currency transactions.

Upon the disposal of a foreign operation, or upon the settlement of an instrument that forms part of the net investment, the foreign exchange differences previously accumulated in OCI are reclassified to profit or loss for the period as part of the gain or loss on such disposal. For additional information related to the accounting for hedges of net investments in foreign operations, refer to Note 5.3 – Hedge accounting.

5.      Investments in associates and joint arrangements
5.1.   Investments in associates and joint ventures
An associate is an entity over which Cibest Corporate Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not have control or joint control to make those policies decisions.
A joint venture is an entity that Cibest Corporate Group controls jointly with other participants, where the parties maintain a contractual agreement that establishes joint control over the relevant activities of the entity (which only exists when decisions about those activities require unanimous consent of the parties sharing control) and the parties have rights to the net assets of the joint arrangement.

Cibest Corporate Group's investments in associates and joint ventures are initially recorded at cost and their results, assets and liabilities are subsequently included in the Consolidated Financial Statements using the equity method, except when the investment, or a portion thereof, is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.
When an investment in an associate or joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust or similar entities, and such investment is measured at fair value through profit or loss in that entity, Cibest Corporate Group may elect to measure investments in those associates and joint ventures at fair value through profit or loss in the Consolidated Financial Statements. This election is applied on an investment-by-investment basis.
At the acquisition date, the excess of the acquisition cost of the associate or joint venture shares exceeding Cibest Corporate Group's share of the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill and is included in the carrying amount of the investment and it is not amortized. Any excess of Cibest Corporate Group's share of the net fair value of the investee’s identifiable assets and liabilities over the cost of the investment is included as income in the determination of Cibest Corporate Group's share of the associate or joint venture’s profit or loss in the period in which the investment is acquired. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of assets. Impairment losses are recognized in accordance with the policy for impairment of assets, cash-generating units and goodwill (see section 12. Impairment of assets, cash-generating units and goodwill, of this note).
If Cibest Corporate Group's share of losses of an associate or joint venture exceeds Cibest Corporate Group's interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of Cibest Corporate Group's net investment in the associate or joint venture), Cibest Corporate Group discontinues recognition its share of further losses. Additional, losses are recognized only to the extent that Cibest Corporate Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.
When the equity method is applicable, adjustments are considered in order to adopt uniform accounting policies of the associate or joint venture with Cibest Corporate Group. The portion that corresponds to Cibest Corporate Group for changes in the investee´s other comprehensive income items is recognized in the Consolidated Statement of Comprehensive Income as “Unrealized gain/loss on investments in associates and joint ventures using equity method” and gains or losses of the associate or joint venture are recognized in the Consolidated Statement of Income as “Dividends and net income on equity investments”, in accordance with Cibest Corporate Group's participation. Gains and losses resulting from transactions between Cibest Corporate Group and its associate or joint venture are recognized in Cibest Corporate Group's Consolidated Financial Statements only to the extent of the unrelated investor´s interest in the associate or joint venture. The equity method is applied from the acquisition date until the significant influence or joint control over the entity is lost. When the significant influence on the associate or the joint venture is lost, Cibest Corporate Group measures and recognizes any residual investment that remains at its fair value. The difference between the associate or joint venture carrying value (taking into account the relevant items of other comprehensive income), the fair value of the retained residual investment and any proceeds from disposing of a partial interest in the associate or joint venture, is recognized in the Consolidated Statement of Income. The currency translation adjustments recognized in equity are reclassified to net income at the moment of disposal.
The unrealized gain or loss of an associate or joint venture is presented in the Consolidated Statement of Comprehensive Income, net of tax. Changes in the investment´s participation that arise from changes in other comprehensive income of an associate or joint venture are recognized directly in the investor’s Statement of Comprehensive Income.
The dividends received from the associate or joint venture reduce the investment carrying value.
For further information, please see Note 8. Investments in associates and joint ventures.
5.2.  Joint operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.
Cibest Corporate Group recognizes and measures assets, liabilities, revenues, and expenses in relation to its interest in joint operations in accordance with the applicable IFRS for the particular assets, liabilities, revenues and expenses.

When Cibest Corporate Group acquires an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3, or when an existing business is contributed to the joint operation on its formation by one of the parties that participate in the joint operation, Cibest Corporate Group will apply all of the principles of IFRS 3. In this case, Cibest Corporate Group recognizes goodwill in the event that consideration transferred exceeds the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed.
When Cibest Corporate Group transacts with a joint operation in which the Parent Company or its subsidiaries is a joint operator (such as a sale or contribution of assets), Cibest Corporate Group is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in Cibest Corporate Group's Consolidated Financial Statements only to the extent of other parties’ interests in the joint operation.
6.     Leases
6.1.  Cibest Corporate Group as lessee
Cibest Corporate Group assesses whether a contract is or contains a lease at the inception of the contract and recognizes a right-of-use asset representing its right to use the leased asset and a lease liability representing its obligation to make lease payments. Cibest Corporate Group elected to apply the recognition exemptions for short-term leases (leases of 12 months or less and without a purchase option) and leases where the underlying asset is of low value. Lease payments related to these exemptions will be recognized as an expense in profit or loss on a straight-line basis over the term of the lease.
Both the right-of-use asset and the lease liability are measured at the present value of the lease payments that have not been paid at that date. Lease payments are discounted using the lessee’s incremental borrowing rate. In addition, the right-of-use asset includes: 1) the amount of the initial measurement of the lease liability, 2) lease payments or costs incurred by the lessee made before or after the commencement date, less lease incentives received, and 3) an estimate of the costs to be incurred to dismantle the underlying asset, restore the site on which it is located or restore the underlying asset to the condition required by the lease.
Subsequently, Cibest Corporate Group measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability. Cibest Corporate Group measures the lease liability by increasing the carrying amount to reflect interest on the lease liability, reducing the carrying amount to reflect the lease payments made, and remeasuring the carrying amount to reflect any new expectation or lease modifications. Each lease payment has been allocated between the liability and interest expenses. The accrued interest on the lease liability for each period over the lease term will be the amount that produces a constant periodic rate of interest (incremental borrowing rate) on the remaining balance of the liability.
6.2.  Cibest Corporate Group as lessor
The lease agreements entered into by Cibest Corporate Group are classified at the initial recognition as financial or operating leases.
A lease is classified as a finance lease when substantially all the risks and rewards incidental to ownership of the asset are transferred to the lessee and are recognized at a value equal to the net investment in the lease, corresponding to the sum of the minimum lease payments receivable and any unguaranteed residual value, discounted at the interest rate implicit in the lease. Otherwise, it is classified as an operating lease, recognizing and measuring the assets under the principles of property and equipment or investment property, in which case income and depreciation of property and equipment are recognized on a straight-line basis over the life of the asset. Contingent lease payments are recognized as revenue in the period in which they are received.
If during the lease term, the lessor and the lessee decide to modify the initial conditions, and the agreed changes result in a different classification, then the modified agreement will be considered a new lease with new clauses that will lead to the classification of a financial or operating lease, as appropriate.
Cibest Corporate Group uses the following indicia of transfer of risk and rewards incidental to ownership to the asset; if one of them is met, lease is classified as a finance lease:
•The agreement indicates that the lessee has the option to purchase the asset at a price that is expected to be equal to or less than 10% of the fair value of the asset, upon termination of the lease.

•The term of the lease covers most of the economic life of the asset, even when the lease does not transfer the ownership of the underlying asset to the lessee at the end of the lease term, i.e., when the minimum lease term represents 75% or more of the economic life of the leased asset.
•At the inception of the lease, the present value of the minimum lease payments amounts to at least 90% of the fair value of the leased asset.
•The leased assets are of such a specialized nature that only the lessee has the possibility of using them without making significant modifications.
7.     Premises and equipment and depreciation
Premises and equipment include tangible items that are held for use, for rental to others, or for administrative purposes and are expected to be used for more than one period.
Items of premises and equipment are expressed at cost less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method, in order to derecognize the depreciable amount of premises and equipment over the estimated useful lives of the assets. The depreciable amount is the cost of an asset less its residual value.
The estimated useful lives for each asset group are:

Asset group	Useful life range
Buildings	10 to 75 years
Furniture and fixtures	3 to 20 years
Computer equipment	3 to 20 years
Equipment and machinery	2 to 40 years
Vehicles	3 to 10 years
The asset’s residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. When there is a significant change, the depreciation and the charge to the Consolidated Statement of Income are adjusted based on the new estimation.
Cibest Corporate Group assesses at the end of each year whether there is any indication of external or internal reduction in the asset’s recoverable value. If there is any indication of impairment, Cibest Corporate Group estimates the recoverable amount of the assets and then recognizes the impairment loss in the Consolidated Statement of Income. For further information, see section 12. Impairment of nonfinancial assets, cash-generating units and goodwill in this note.
Maintenance expenses of the premises and equipment are recognized as an expense in the period in which they are incurred and are registered in the Consolidated Statement of Income as “Other administrative and general expenses”.
Gains and losses in sales of premises and equipment are registered in the Consolidated Statement of Income as “Other operating income”.
8.     Investment properties
The investment properties are measured initially at cost, including the transaction costs. The carrying value includes the cost of replacement or substitution of a part of an investment property at the time the cost is incurred, if the cost meets the recognition criteria; and it excludes the daily maintenance costs of the investment property which are included in the Consolidated Statement of Income as “Other administrative and general expenses”.
After the initial recognition, the investment properties are measured at fair value which reflects the market conditions at the Consolidated Statement of Financial Position date and are valued by Management with the support of external experts using valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement cost. The gains and losses that arise from changes in the fair values of investment properties are included in the Consolidated Statement of Income as “Other operating income”.
Transfers of an asset to or from the investment properties are only made when there is a change in its use. For a transfer from an investment property to premises and equipment, the cost taken into account for its subsequent accounting is the fair value at the time of the change in use. If a premise and equipment becomes an investment property, it will be accounted for at its fair value.

9.     Intangible assets
Intangible assets are identifiable, non-monetary assets without physical appearance, separately acquired or internally generated by Cibest Corporate Group that are measured initially at cost and subsequently at cost less any accumulated amortization and any accumulated impairment loss. Intangible assets acquired in business combinations are recognized at fair value at the date of acquisition.
Intangible assets with finite useful lives (ranging from 1 to 10 years) are amortized using the straight-line method over their estimated useful lives and assessed at the end of the period for impairment. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least annually. The expected changes in the useful life or in the pattern of consumption of the future economic benefits of the asset are recognized when the amortization period or method has changed, as appropriate, and they are treated as changes in the accounting estimates. The amortization expense of intangible assets with finite useful lives is recognized in the Consolidated Statement of Income.
Cibest Corporate Group's intangible assets comprise mainly intangibles of finite useful life, such as licenses, software and computer applications, customer relationships and trademarks (See Note 12. Goodwill and intangible assets, net). Intangibles of indefinite useful life include Goodwill.
When intangible assets with finite useful life are written-off, the expected future economic benefits period is reduced to increase the amount of amortization, resulting in the derecognition of the intangible asset in a shorter period than initially estimated.
Intangible assets with indefinite useful lives are not subject to amortization but are periodically tested to identify any impairment, either individually or at the cash-generating unit level. The assessment of the indefinite life is reviewed annually to determine if it continues being supportable. In the event that the assessment was not valid, the change from indefinite useful life to finite useful life is recognized prospectively. Intangible assets with an indefinite useful life correspond to goodwill.
9.1. Internally generated intangible assets
The costs of internally generated intangible assets are recognized as intangible assets if they have been incurred in the development stage and meet the recognition criteria; if so, such assets are presented in the Consolidated Statement of Financial Position at cost less accumulated amortization and accumulated impairment losses (see section 12. Impairment of nonfinancial assets, cash-generating units and goodwill in this note). Other expenditures are recorded as expenses in the Consolidated Statement of Income.
Amortization of the asset begins when development is complete and the asset is available for use. Intangible assets are amortized using the straight-line method over their estimated useful lives and assessed at the end of the period for impairment.
10.  Inventories
Cibest Corporate Group recognizes as inventory the assets or returned property from finance or operating lease and real estate acquired or held in construction for sale in the ordinary course of business.

Assets or returned property from finance or operating lease

Inventories of assets or returned property are those assets arising from an early termination of a finance or operating lease or those on which the lease has been terminated, and they are expected to be sold in the normal course of business, which are controlled by Cibest Corporate Group and are expected to obtain future economic benefit.
The inventory of returned property is recognized as an asset from the date on which Cibest Corporate Group assumes the risks and benefits thereof. Assets arising from operating leases are initially measured at cost, which is the carrying amount less accumulated depreciation and impairment, if any. Assets returned property financial leasing operations are recognized at the lower of their book value plus sanitation costs and its net realizable value. When the book value is greater than the net realizable value, an adjustment is recognized under the caption "Provision for impairment of loan portfolio and financial leasing operations, net" in the Consolidated Income Statement.
Real estate acquired or in construction for sale

Real estate acquired or in construction for sale in the ordinary course of Cibest Corporate Group’s business mainly include:

•Real estate units in construction: refers to investments made in real estate construction projects (residential, commercial, etc.) that are in the development phase.
•Real estate units in inventory: corresponds to real estate units available for sale.

The cost of real estate acquired or in construction for sale includes all expenses incurred in their acquisition and transformation, as well as other expenses necessary to complete them. Once the construction phase is completed, any subsequent costs will be recognized as an expense in the income statement for the period.

Inventories are measured at the lower of cost and net realizable value. Net realizable value ("NRV") is the estimated selling price in the normal course of business, less the estimated costs necessary to make the sale. The cost of inventories is assigned by using specific identification of their individual costs.
Cibest Corporate Group revises the NRV of its inventories at least annually, or when market conditions so require; the adjustment of the decrease in value is recognized directly in income. Adjustments to the NRV are recognized under the caption "Amortization, depreciation and impairment" in the Consolidated Statement of Income, up to the value initially recognized.
11.  Assets held for sale and discontinued operations
Cibest Corporate Group classifies non-current assets or disposal groups held for sale if their carrying value will be recovered through a sale transaction, rather than through continuing use. These assets are measured at the lower of their carrying value and their fair value less costs to sell and they are not depreciated nor amortized from the date of their classification. Additionally, if any indications of impairment exist, impairment losses are recognized for the difference between the carrying and the fair value less costs to sell as “depreciation, amortization and impairment” in the Consolidated Statement of Income. Gains and losses in the sale of assets held for sale are recognized in the Consolidated Statement of Income as “Other operating income” or “Other administrative and general expenses”.
The held for sale condition is met if the assets or groups of assets are available, in their current condition, for immediate sale or the sale transaction is highly probable and is expected to be completed within the year following the date of classification. In Cibest Corporate Group, the assets held under this classification correspond to foreclosed assets and the subsidiary Banistmo. If the sale of the asset does not take place within the planned period, the assets are reclassified to "Other assets, net" in the Consolidated Statement of Financial Position.
A discontinued operation is a component of an entity that has been disposed of, or is classified as held for sale, and represents a separate major line of business or a geographical area of operations, is part of a single coordinated and individual plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of a discontinued operation are presented separately from those of continuing operations in the Consolidated Statement of Income on a comparative basis.
The comparative information in the statement of profit or loss is restated to reflect the classification of discontinued operations for all periods presented, whereas the Statement of Financial Position is not restated for prior periods; instead, the related assets and liabilities are presented separately from the date they are classified as held for sale.
12.  Impairment of nonfinancial assets and cash-generating units and goodwill
Cibest Corporate Group evaluates at the end of each period whether there is any indication that on a stand-alone basis nonfinancial assets and cash-generating units are impaired. If some indication of impairment does exist, Cibest Corporate Group estimates the recoverable amount of the assets and the loss by impairment, the impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. Regardless of whether impairment indicators exist, impairment of goodwill is assessed annually, or more frequently if events or changes in circumstances indicate that it may be impaired.
The recoverable amount of nonfinancial assets or cash-generating units is defined as the higher of fair value less costs of disposal and value in use. Fair value is determined by Management with reference to market value (if available), through pricing models, or with the assistance of a valuation specialist. Meanwhile, value in use requires Management to develop significant assumptions and estimates to forecast cash flow for periods that extend beyond the normal requirements of management reports, assessing the appropriate discount rate and growth rate.

If an asset does not generate cash flows that are independent from the rest of the assets or group of assets, the recoverable amount is determined by the cash-generating unit to which the asset belongs.
The amount of impairment losses recognized in net income during the period is included in the Consolidated Statement of Income as “depreciation, amortization and impairment”. Except for impairment loss recognized for goodwill, impairment losses are subject to reversal, the increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.
13.  Other assets
Cibest Corporate Group presents as other assets, among other things, (a) the expenses paid in advance incurred in the development of its business, in order to receive future services, which are amortized during the period in which services are received or the costs or expenses are recorded and (b) foreclosed assets that do not comply with the requirements to be recognized as assets held for sale and where there are no plans to use them in the supply of services or for administrative purposes.
Foreclosed assets are initially recognized at the lower of net amount of the charged-off financial assets to which the foreclosed assets relate and net realizable value of the foreclosed asset (the net realizable value will be the estimated selling price of the asset or its awarding value, less the estimated costs necessary to carry out its sale), pending obtaining a plan for its commercialization. If net amount of the charged-off financial assets is greater than net realizable value of the foreclosed asset, an adjustment for impairment of credit risk of the financial asset is recorded in the results for the period.
There is evidence of impairment when these group of assets remain in the Consolidated Statement of Financial Position for a period of time exceeding one year from the reception date, without buyer having been found, despite Cibest Corporate Group's ongoing efforts to sell them (even adjusting the selling price).
Foreclosed assets are subsequently assessed to determine whether an impairment lost must be recognized. In the case of events that arise that are beyond the control of Cibest Corporate Group and that make remote the realization of these assets, they are identified as "non-tradable”, and a complete impairment is carried out.
14.  Derecognition of nonfinancial assets
Cibest Corporate Group nonfinancial assets are derecognized either on disposal or when they are permanently withdrawn from use and no future economic benefits are expected. The difference between the value obtained on disposal and the carrying amount is recognized in the Consolidated Statement of Income.
15.   Employee benefits
15.1. Short term benefits
Cibest Corporate Group grants to its employees short-term benefits such as bonuses based on added value to clients and Cibest Corporate Group's results, salaries, accrued performance costs and social security that are expected to be wholly settled within 12 months. Expenses related to these benefits are recognized over the period in which the employees provide the services to which the payments relate. For further information, see Note 19. Employee benefit plans.
15.2. Other long-term employee benefits
Cibest Corporate Group grants to its employees seniority bonuses as long-term employee benefits whose payment is not expected within the 12 months following the end of the annual period in which the employees have rendered their services. The cost of long-term employee benefits is allocated across the period from the time the employee was hired by Cibest Corporate Group and the expected date of obtaining the benefit. These benefits are projected up to the date of payment and are discounted through the projected unit credit method.
15.3. Pensions and other post-employment benefits
–Defined contribution plans
Cibest Corporate Group makes monthly contributions to pension funds, due to legal requirements and it has no legal obligation to pay further contributions.

Cibest Corporate Group recognizes contributions in the Consolidated Statement of Income once the contribution is accrued. Any contributions unpaid at the Consolidated Statement of Financial Position date are included as a liability.
–Defined benefit plans
These are post-employment benefit plans in which Cibest Corporate Group has the legal or constructive obligation to take responsibility for the payments of benefits that have been agreed, for example, severance pay, pension recognition bonuses, and pensions for retirees who fall under Cibest Corporate Group’s responsibility, as well as any other defined benefit plans agreed upon with former employees. Cibest Corporate Group makes an actuarial valuation based on the projected unit credit method and a risk-free rate which reflects current market assessments of the time value of money in each country (interest rate of treasury bonds [“TES”], representative of the nation's public debt), related to the characteristics and the benefit flows weighted average, to discount such obligation.

16.  Provisions, contingent liabilities and contingent assets
Provisions
Provisions are recognized when Cibest Corporate Group has a present obligation (legal or constructive) as a result of a past event, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the obligation's value can be made.
The corresponding expense for any provision is presented in the Consolidated Statement of Income, net of all expected reimbursement. The increase in the provision due to the time value of money is recognized as a financial expense.
The amounts recognized in the Consolidated Statement of Financial Position, correspond mainly to:
I.            Judicial proceedings
Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suit, civil actions within criminal prosecutions and executive proceedings against Cibest Corporate Group.
II.            Onerous contracts
For Cibest Corporate Group, an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceeds the economic benefits expected to be received under it.
III.            Loan commitments
In order to meet the needs of its customers, Cibest Corporate Group issues loan commitments, letters of credit and bank guarantees. Loan commitments are those approved irrevocable loans, in which, despite having acquired a commitment to grant them, due to the contract or agreement or for any other reason they are still pending disbursement.
IV.            Financial guarantees
Cibest Corporate Group issues bank guarantees on behalf of its customers. A bank guarantee represents an irrevocable commitment pursuant to which Cibest Corporate Group will cover, up to the maximum amount guaranteed, a breach of the client's contractual obligations to third parties for a certain period of time. These are commitments issued by Cibest Corporate Group to guarantee the performance of a customer to a third party and are mainly issued to guarantee agreements established between parties from the energy sector, hydrocarbons sector, private sector and public procurement contracts. Cibest Corporate Group expects most of those guarantees provided to expire before they are used.
The events or circumstances that would require Cibest Corporate Group to perform under a guarantee are determined by the type of guarantee, as outlined below:
Guarantees for the energy sector
Cibest Corporate Group is responsible before the guarantee’s beneficiary in the following situations:
•Lack of energy supply due to low availability from the generating company (the guaranteed entity).

•Noncompliance with the contract signed by the guaranteed entity.
•Noncompliance with the payment for energy supply.
•Noncompliance with the construction and operating of power plants.
•Noncompliance with the construction and operating of transmission lines.
Guarantees for the hydrocarbons sector
Cibest Corporate Group is responsible before the guarantee’s beneficiary in the following situations:
•Noncompliance with the contractual obligations in the Minimum Exploration Program.
•Noncompliance with the contractual obligations in the Additional Exploratory Program.
•Noncompliance with the contractual obligations in the Post Exploratory Program.
•Noncompliance with the Technical Evaluation obligations.
Guarantees for public procurement
Cibest Corporate Group must pay a state entity up to the amount guaranteed for the breach by the contractor of the contractual or legal obligations agreed.
Commitment issued by Cibest Corporate Group to guarantee the performance of a customer from the private sector
Cibest Corporate Group must pay the third party if there is any breach of what has been agreed upon or due to the economic insolvency of the client.
Contingent liabilities
Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of Cibest Corporate Group, or present obligations that arise from past events but are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligations or the amount of the obligations cannot be measured with sufficient reliability, are not recognized in the Consolidated Statement of Financial Position, but instead are disclosed as contingent liabilities, unless the possibility of an outflow of resources embodying economic benefits is remote, in which case no disclosure is required.
Contingent assets
Possible assets that arise from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events, not wholly within the control of Cibest Corporate Group, are not recognized in the Consolidated Statement of Financial Position; instead, these are disclosed as contingent assets where an inflow of economic benefits is probable. When the realization of income is virtually certain, then the related asset is not a contingent asset and its recognition is appropriate.
17.  Revenue recognition
Cibest Corporate Group recognizes revenue from ordinary activities, which represent the transfer of goods or services committed with customers in exchange for an amount that reflects the consideration to which the entity expects to be entitled. For performance obligations where none of the conditions for revenue recognition over time are met, Cibest Corporate Group satisfies the performance obligation at a point in time, at which the customer obtains control of the promised services.
Revenue is measured based on the consideration specified in the contract with the customer, and excludes amounts received on behalf of third parties when Cibest Corporate Group is an agent. Cibest Corporate Group recognizes revenue when it transfers control over a good or service to a customer. Revenue is presented net of reimbursements and discounts and after eliminating inter-group sales. Cibest Corporate Group evaluates its revenue categories based on specific criteria to determine whether it acts as principal or agent. Revenue is recognized to the extent that it is probable that economic benefits will flow to Cibest Corporate Group and it is possible to reliably measure the related revenues and costs.
When Cibest Corporate Group fulfills a performance obligation through the delivery of promised goods or services to customer, it creates a contractual asset for the consideration amount obtained with the performance. Cibest Corporate

Group recognizes the contractual assets as current assets, as they are expected to be realized within the normal operating cycle.
The costs of contracts eligible for capitalization as incremental costs when obtaining a contract are recognized as a contractual asset. Contractual costs are capitalized when incurred if Cibest Corporate Group expects to recover those costs. Contractual costs constitute non-current assets to the extent that Cibest Corporate Group expects to receive the economic benefits of those assets in a period greater than twelve months. The contractual costs are amortized systematically and consistently with the transfer of the services to the customer once the corresponding revenue has been recognized. The capitalized contractual costs are impaired if the customer withdraws or if the carrying amount of the asset exceeds the projection of the discounted cash flows that are related to the contract.
Interest income comprises income of financial assets at amortized cost or at fair value through other comprehensive income. Interest income is recognized using the effective interest rate method, the computation takes into account all the contractual conditions of the financial instrument (for example, prepayment options) and includes incremental fees and commissions (for example, certain loan commitment fees) or expenses that are directly attributed to the instrument and are an integral part of the effective interest rate, without taking account future credit losses.
Valuation income relates to debt securities at fair value, where gains and losses arising from changes in fair value are included in the Consolidated Statement of Income as “Interest and valuation on financial instruments”.
Fees and services commissions are recognized as the right to consideration is obtained through the exchange of goods or services that the entity has transferred to a customer. Therefore, Cibest Corporate Group recognizes some fees as revenue over time, such as income from commissions and asset management, custody and other administration and advisory commissions. While other fees are recognized as revenue at a point in time of completion of the underlying transaction, like commissions arising from the negotiation or participation in the negotiation of a transaction for a third party, such as the acquisition of shares or other securities or the purchase or sale of businesses. In addition, Cibest Corporate Group maintains a credit card loyalty program to provide incentives to its customers. The program allows customers to purchase goods and services, based on the exchange of awards points, which are awarded based on purchases using Cibest Corporate Group's credit cards and the fulfillment of certain conditions established in such program. The redemption of points for prizes is carried out by a third party. Therefore, the expenses of Cibest Corporate Group's commitments with its clients arising from this program are recognized as a lower value of the fees and commission income, considering the total number of points that can be redeemed over the accumulated prizes and the probability of redemptions.
Dividend revenue of investments that are not associates or joint ventures are recognized when the right to payment of Cibest Corporate Group is established, which is generally when the shareholders declare the dividend. These are included in the Consolidated Statement of Income as “Dividends and net income on equity investments”.
18.   Income tax
Income tax includes current tax and deferred tax. The current tax is the income tax payable with respect to the profit for the fiscal year, which arises in profit or other comprehensive income. A provision is made for current tax considering the tax bases and tax rates enacted in each of the jurisdictions where Cibest Corporate Group is located, at the date of preparation of the Consolidated Financial Statements.
Cibest Corporate Group recognizes, when appropriate, deferred tax assets and liabilities by estimating the future tax effects attributable to differences between book values of assets, liabilities and their tax bases. Deferred tax assets and liabilities are measured based on the tax rate that, in accordance with the valid tax laws in each country where Cibest Corporate Group has operations, must be applied in the year in which the deferred tax assets and liabilities are expected to be realized or settled. The future effects of changes in tax laws or tax rates are recognized in the deferred taxes as from the date of publication of the law providing for such changes.
Tax bases for deferred tax must be calculated by factoring in the definition of IAS 12 Income tax and the value of the assets and liabilities that will be realized or settled in the future according to the valid tax laws of each of the countries where Cibest Corporate Group has operations.
Deferred tax liabilities due to deductible temporary differences associated with investments in subsidiary and associated entities or shares in joint ventures, are recognized, except when Cibest Corporate Group is able to control the period in which the deductible temporary difference is reverted, and it is likely that the temporary difference will not be reverted in the foreseeable future.

Deferred tax assets, identified with temporary differences, are only recognized if it is considered likely that Cibest Corporate Group will have sufficient taxable income in the future that allows it to be recovered based on the stand-alone entity expected cash flow forecast for the next three years.
Tax credit from fiscal losses and surplus amounts from the presumptive income on the net income are recognized as a deferred asset, provided that it is likely that Cibest Corporate Group will generate future net income to allow their offset.
The deferred tax is recorded as debit or credit according to the result of each of the companies that form Cibest Corporate Group, and for the purpose of disclosure on the Consolidated Statement of Financial Position it is disclosed as net.
The deferred income tax expense is recognized in the Consolidated Statement of Income under the heading “Income tax”, except when referring to amounts directly recognized in OCI (Other Comprehensive Income).
Regulatory changes in tax laws and in tax rates are recognized in the Consolidated Statement of Income under the heading “Income Tax” in the period when such rule becomes enforceable. Interest and fines are recognized in the Consolidated Statement of Income under the other administrative and general expenses or in the caption "Income tax" of the Consolidated Income Statement, when applicable.
Cibest Corporate Group periodically assesses the tax positions adopted in tax returns, and, according to the results of the tax audits conducted by the tax authorities, determines possible tax outcomes provided it has a present obligation and it is more likely than not that Cibest Corporate Group will have to dispose of the economic resources to cancel the obligation, and Cibest Corporate Group can make an accurate estimate of the amount of the obligation.
For more information on the income tax impacts arising from the tax measures in Colombia under Decree 1474 of 2025, “By which tax measures are adopted to cover the expenses of the General Budget of the Nation necessary to address the State of Emergency declared by Decree 1390 of 2025”, see Note 13. Income Tax.

Transfer pricing policy
Cibest Corporate Group has as a general policy that each of its companies be responsible for their income, costs and expenses independently. The policy takes into account the regulation for the Parent Company provided for in the Organic Statute of the Financial System (article 119, numeral 4) which in relation to the autonomy of the subsidiaries states that: the activity of the subsidiaries of entities subject to the control and supervision of the SFC must be carried out in conditions of independence and administrative autonomy, so that they have sufficient decision-making capacity to carry out the operations that constitute their object.
Cibest Corporate Group recognizes arm’s length operations with foreign economic links. These operations are documented and reported to the tax Administration according to the last evaluation date corresponding to the previous year.
E.   Use of estimates and judgments
The preparation of Consolidated Financial Statements requires Cibest Corporate Group's Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Judgments or changes in assumptions are disclosed in the notes to the Consolidated Financial Statements. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change.
The significant accounting estimates that Cibest Corporate Group uses in preparing its Consolidated Financial Statements are detailed below:
1.     Credit risk impairment
As described in section D. Material Accounting Policies, paragraph 4.1.2. Impairment of financial assets at amortized cost or at fair value through other comprehensive income ‘FVOCI’, expected credit losses are calculated using individual and collective models and based on assumptions and judgments that incorporate historical credit data, the borrower’s current situation, and reasonable and supportable forecasts of future economic conditions.

Collective models incorporate parameters such as 12-month probability of default, lifetime probability of default, loss given default and exposure at default:

•Exposure at default: defined as the outstanding balance of principal, interest, and receivables. For revolving products with undrawn limits that can be fully utilized, this parameter includes an estimate of potential utilization after the borrower’s default, in accordance with the loan agreements.
•Probability of default (“PD”): the likelihood that the debtor will fail to meet principal and/or interest obligations over a 12 month horizon or over the life of the credit. PD is linked to the rating or score assigned to each borrower or exposure.
•Loss given default (“LGD”): defined as the economic loss the entity would incur in the event of default. It depends primarily on the borrower’s characteristics and the valuation of collateral associated with the exposure.

The main risk factors incorporated into collective expected credit loss methodologies include the definition of significant increase in credit risk, the definition of default, the fair value of collateral, and a forward looking approach through the inclusion of projections of key macroeconomic variables (such as unemployment rates, GDP growth, interest rate levels, inflation, among others). Additionally, other variables that may influence customers' payment expectations are considered.

The forward-looking approach incorporates assumptions about future macroeconomic conditions under plausible scenarios. This is one of the most significant judgments involved in estimating Cibest Corporate Group’s expected credit loss allowance and relates to the macroeconomic projections applied over a reasonable and supportable forecast period.

Cibest Corporate Group analyzes significant exposures in Stage 3 through an individual assessment, which incorporates assumptions regarding the client’s financial condition and expected future cash flows. These may be affected by factors such as potential regulatory changes impacting the client’s business, variations in commercial and operational dynamics, the client’s ability to successfully negotiate during financial distress and generate sufficient cash flows to meet debt obligations, fluctuations in collateral value, scenario weightings, and any other internal or external factor that may influence financial condition. For further information, see Note 6. Loans and advances to customers, net, and Risk management.

The Risk Management Division has three committees responsible for overseeing Management’s decisions regarding expected credit losses (ECL), including the operation of mathematical, econometric, and financial models that require relevant assumptions based on historical data and subsequently validated by the following expert panels:

•ECL Technical Committee: evaluates and periodically approves the performance of the models and methodologies used to estimate expected credit losses, as well as the underlying assumptions, through rigorous validation procedures designed to ensure reasonable coverage of realised losses. This process helps identify when assumptions or models must be adjusted to improve accuracy. It also evaluates and approves the use of post model adjustments (PMAs) in their formation, monitoring and release stages.
•Economic Forecasting Committee: discusses, evaluates, and periodically approves macroeconomic projections for Colombia and subsidiaries, covering variables such as GDP, inflation, monetary policy rate, exchange rate, exports, imports, current account balance, and fiscal balance. It also approves the weighting of base and alternative scenarios, considering factors that may affect the macroeconomic outlook. Members include the Director of Economic Research, the Macroeconomic Manager, the Analytics Manager, macroeconomic research analysts, and subsidiary economists. Accordingly, the projection of economic conditions and the assignment of probability weightings to those scenarios have a significant impact on lifetime probability‑of‑default models. These scenarios are defined and supported by the Economic Research Division.
•NPV Committee: responsible for approving, validating, and challenging assumptions and methodologies used to estimate allowances under recovery models (Going Concern, Gone Concern, Mixed, and 100% Provision) for significant Stage 3 clients whose provision must be estimated using individual NPV analysis. The Committee meets periodically and consists of a team with extensive expertise in risk, finance, law, and corporate management.

Furthermore, internal controls and governance mechanisms have been implemented over data quality, modelling, and approval processes to strengthen the reliability and accuracy of the estimates.

Post‑Model Adjustments due to economic uncertainty:

Adjustments for macroeconomic uncertainty are recorded in two ways. First, through the ECL models to capture additional deterioration within macroeconomic expectations not fully reflected in the models, mainly related to inflation and interest rate impacts. Second, through a post‑model adjustment applied to significant Stage 3 exposures based on sector‑specific risk identification.

Segment	Total impairment allowance	Economic uncertainty adjustments – ECL models	Economic uncertainty adjustments – significant clients	Economic uncertainty adjustments – Total	Proportion of adjustments to total impairment allowance
Commercial	6,872,442	119,109	35,987	155,095	2.30%
Consumer and Small Business Loan	5,414,308	150,775	-	150,775	2.80%
Mortgage	967,196	9,850	-	9,850	1.00%
Total	13,253,946	279,734	35,987	315,720	2.40%

2.     Impairment testing of cash generating units (“CGU”), including goodwill
Cibest Corporate Group tests goodwill recognized upon business combinations for impairment at least annually. The impairment test for goodwill involves estimates and significant judgments, including the identification of cash generating units and the allocation of goodwill based on the expectations of which operating segments of Cibest Corporate Group will benefit from the acquisition. The fair value of the acquired companies is sensitive to changes in the valuation models’ assumptions. Adverse changes in any of the factors underlying these assumptions could lead Cibest Corporate Group to record a goodwill impairment charge. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. See Note 12. Goodwill and intangible assets, net, for further information related to carrying amount, valuation methodologies, key assumptions, sensitivities and the allocation of goodwill.
3.     Recognition of digital assets
Currently, there is no specific definitive guidance in IFRS or alternative accounting frameworks to account for the recognition of digital assets held by Cibest Corporate Group, as well as the custody of digital assets held for customers, so management has exercised significant judgment in determining the appropriate accounting treatment.
Cibest Corporate Group has considered that it acts in the quality of a commodity trader, as defined in IAS 2, Inventories, by characterizing certain of its holdings as inventories, or more specifically, digital assets. The business model for digital assets will be to sell them in the near future and generate a profit from fluctuations in price or dealer margin. So, inventories held by commodity broker-dealers are measured at fair value less costs to sale. When such inventories are measured on that basis, changes in value are recognized in profit or loss in the period.
In the event that the IASB issues final guidance, Cibest Corporate Group may be required to modify its accounting policies, which could have a significant effect on Cibest Corporate Group's Consolidated Financial Statements.
4.      Deferred tax
Deferred tax assets and liabilities are recorded on deductible or levied temporary differences originating between tax and accounting bases, taking into account the tax rules applicable in each country where Cibest Corporate Group has operations. Due to the changing conditions of the political, social and economic environment, the constant amendments to tax legislation and the permanent changes in the tax principles and changes in interpretations by tax authorities determining the tax bases for the deferred tax items involves difficult judgments including estimates of future gains, offsets or tax deductions. Accordingly, the determination of the deferred tax is considered a critical accounting policy.
For more information relating to the nature of deferred tax assets and liabilities recognized by Cibest Corporate Group, please see Note 13. Income tax.

5.     Provisions and contingent liabilities
Cibest Corporate Group is subject to contingent liabilities, including those arising from judicial, regulatory and arbitration proceedings, tax and other claims arising from the conduct of Cibest Corporate Group's business activities. These contingencies are evaluated based on Management’s best estimates and provisions are established for legal and other claims by assessing the likelihood of the loss actually occurring as probable, possible or remote. Contingences are provisioned and recorded when all the information available indicates that it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation before the Consolidated Statement of Financial Position date and the amounts may be reasonably estimated. Cibest Corporate Group engages internal and external experts in assessing probability and in estimating timing, nature and amount of outflows that may result from past events.
Provisions are determined by Management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, which estimate is discounted using a risk-free rate which reflects current market assessments of the time value of money in each country, which for Colombia is the interest rate on treasury bonds “TES”.
Throughout the life of a contingency, Cibest Corporate Group may learn of additional information that can affect assessments regarding probability or the estimates of amounts involved; changes in these assessments can lead to changes in recorded provisions.
Cibest Corporate Group considers the estimates used to determine the provisions for contingent liabilities critical estimates because the probability of their occurrence and the amounts that Cibest Corporate Group may be required to pay are based on Cibest Corporate Group judgment and those of its internal and external experts, which will not necessarily coincide with the future outcome of the proceedings. For further information regarding legal proceedings and contingencies and their carrying amounts, see Note 21. Provisions and contingent liabilities.
6.      Fair value of assets and liabilities
The fair value of Cibest Corporate Group's assets and liabilities is determined at the date of the Consolidated Statement of Financial Position. Cibest Corporate Group's fair value measurement process considers the characteristics of the asset or liability in the same way that market participants would take them into account when pricing the asset or liability at the measurement date; the estimate takes into account inputs from valuation techniques used to measure fair value.
To increase consistency and comparability in fair value measurements and related disclosures, Cibest Corporate Group specifies different levels of inputs that may be used to measure the fair value of financial instruments, as follows:
Level 1: assets and liabilities are classified as Level 1 if there are observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis. Instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions.
Level 2: assets and liabilities are classified as Level 2 if in the absence of a market price for a specific financial instrument, its fair value is estimated using models whose input data are observable for recent transactions of identical or similar instruments.
Level 3: assets and liabilities are classified as level 3 if unobservable input data were used in the measurement of fair value that are supported by little or no market activity and that are significant to the fair value of these assets or liabilities. The fair value of Level 3 financial assets and liabilities is determined using pricing models, discounted cash flow methodologies or similar techniques.
Transfers into or out of Level 3 are made if the significant inputs used in the financial models measuring the fair values of the assets and liabilities became unobservable or observable, respectively, in the current marketplace. All transfers between the aforementioned levels are assumed to occur at the end of the reporting period.
The measurement of the fair value of financial instruments generally involves a higher degree of complexity and requires the application of judgments especially when the models use unobservable inputs (level 3) based on the assumptions that would be used in the market to determine the price for assets or liabilities. Determination of these assumptions includes consideration of market conditions and liquidity levels. Changes in the market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

When developing fair value measurements, Cibest Corporate Group maximizes the use of observable inputs and minimizes the use of unobservable inputs in measuring fair value. Additionally, Cibest Corporate Group uses third-party pricing services to obtain fair values, which are used to either record the price of an instrument or to corroborate internally developed prices. Third-party price validation procedures are performed over the reasonableness of the fair value measurements. For further details regarding carrying amount and sensitivity disclosures, please see Note 30. Fair value of assets and liabilities.
7.     Measurement of employee benefits
The measurement of post-employment benefit obligations and long-term employee benefits takes into account a range of inputs and it is dependent upon a series of assumptions of future events. The projected unit credit method is used to determine the present value of the obligation for the defined benefits and its associated cost. Future measurements of obligations may differ to those presented in the Consolidated Financial Statements, among others, due to changes in economic and demographic assumptions and significant events. The actuarial valuation methodology of the post-employment and long-term benefit plans include typified discount rates by each benefit plan, with the objective of presenting more relevant information on the value of these plans in the Consolidated Financial Statements. For further information, see Note 19. Employee benefit plans.
8.     Transaction price determination
With respect to contracts with Cibest Corporate Group's customers, for the determination of the transaction price, Cibest Corporate Group allocates to each one of the performance obligations under the contract the price which represents the value expected to be received in respect of each such performance obligation based on its relative stand-alone selling price. Such price is determined based on the cost of each service, related tax and associated risks to the operation and inherent to the transaction, plus the margin expected to be received for the services, considering in each case the market price for the service, the conditions agreed with the customer and the customer’s segment. Cibest Corporate Group has fixed and variable prices considering the characteristics of each service, future events, discounts, returns and other variables that may influence the selling price. No significant financing components are factored in the determination of the selling price. For further information, see Note 25. Operating income.
9.      Leases
The measurement of the right-of-use asset and of the lease liabilities requires a series of judgments, among which are the determination of the term of the lease and the rate used in discounting the cash flows. The term of the lease is defined according to the historical information of the contracts and the period over which an asset is expected to be economically usable, which involves a high degree of uncertainty due to the use of relevant information about past events. In Cibest Corporate Group's case, the weighted average lessee’s incremental borrowing rate was used to discount the cash flows associated with the leasing contracts. Cibest Corporate Group performs analysis taking into account the currency, lease term, economic environment and class of underlying assets, as to determine the weighted average lessee’s incremental borrowing rate. For further information, see Note 11. Leases.
10.   Uncertainty over income tax treatments
In the process of determining the current and deferred tax for periods subject to review by the tax authority, the applicable rules have been applied and interpretations have been made to take positions, on which different interpretations could arise from those made by the entity. Due to the complexity of the tax system, the continuous modifications of the fiscal rules, the accounting changes with implications in the tax bases and in general the legal instability of the country, at any time the tax authority could have different criteria from Cibest Corporate Group. Therefore, a dispute or inspection by the tax authority on a specific tax treatment may affect the deferred or current tax asset or liability Cibest Corporate Group's accounting, in accordance with the requirements of IAS 12.
Management and its advisors believe that their decisions concerning the estimates and judgments made in each fiscal period are in accordance with those required by the current tax regulations, and therefore have not considered it necessary to recognize any additional provisions to those indicated in Note 13. Income tax.

F.     Recently issued accounting pronouncements
a)    Accounting Pronouncements Applicable in 2025

Amendments to illustrative examples–Disclosures about uncertainties in the Financial Statements: on November 28, 2025, the Board issued amendments to the guidance accompanying IFRS 7, IAS 8, IAS 36, and IAS 37, including IFRS 18 Presentation and Disclosure in Financial Statements and IAS 1 Presentation of Financial Statements. These amendments add examples illustrating how to disclose the impacts of uncertainties within climate‑related scenarios; however, the principles and requirements are also applicable to the disclosure of other uncertainties.

Materials accompanying IFRS Accounting Standards, including illustrative examples, are not an integral part of those standards and, therefore, do not have an effective date or transition requirements.

This amendment has been evaluated by Cibest Corporate Group without identifying any impact on the financial statements or disclosures, as the new requirements align with those already applied and reported by Cibest Corporate Group.

b) Recently issued accounting pronouncements applicable in future periods

NIIF 18 Presentation and Disclosure in Financial Statements: In April 2024, the Board issued IFRS 18 to replace IAS 1 Presentation of Financial Statements. IFRS 18 introduces three sets of new requirements to improve the way companies report their financial performance and give investors a better basis for analyzing and comparing companies:

–Improved comparability in the statement of income: IFRS 18 introduces three defined categories for income and expenses (operating, investing and financing) to improve the structure of the statement of income, and requires all companies to provide new defined subtotals, including operating profit.
–Enhanced transparency of management-defined performance measures: the new standard requires companies to disclose explanations of those company-specific measures that are related to the statement of income, referred to as management-defined performance measures.
–More useful grouping of information in the financial statements: IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. In addition, the new standard requires companies to provide more transparency about operating expenses, helping investors to find and understand the information they need.

The IASB proposes that this new standard become effective for annual periods beginning on or after January 1, 2027, with early application permitted. As of today, this standard has not yet been incorporated into the accounting technical framework accepted in Colombia.

Management is assessing the impact that these amendments will have on Cibest Corporate Group's Consolidated Financial Statements and disclosures.

NOTE 3. OPERATING SEGMENTS

Operating segments are defined as components of an entity about which separate financial information is available and that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and assessing performance; the CODM comprises the Cibest Corporate Group’s President (CEO) and Financial Vice President (CFO). Segment information has been prepared following the Cibest Corporate Group’s accounting policies and is presented consistently with the internal reports provided to the CODM.

The chief operating decision maker (CODM) uses a variety of information and key financial data on a segment basis to assess the performance and make decisions regarding the investment and allocation of resources, such as:

•Net interest margin (Net margin on financial instruments divided by average interest-earning assets).
•Return on average total assets (Net income divided by average total assets).
•Return on average stockholders’ equity.
•Efficiency ratio (Operating expenses as a percentage of interest, fees, services, and other operating income).
•Asset quality and loan coverage ratios.

The Cibest Corporate Group reports the following operating segments: Banking Colombia, Banking Panama (discontinued operation), Banking El Salvador, Banking Guatemala, International Banking, Leases, and All Other segments. Segments are identified primarily by the nature of products and services and geographical footprint, consistent with the internal reporting to the CODM.

During the current period, Cibest Corporate Group conducted a comprehensive review of the information structure used by the Chief Operating Decision Maker (CODM) for strategic decision-making and performance assessment. As a result of this analysis, adjustments were made to the presentation of the disclosed operating segments, with the purpose of ensuring that the reported information more accurately reflects the manner in which CODM manages and oversees operational activities.

To maintain the comparability of information, prior periods have been restated in accordance with the new operating segment structure, without generating impacts on the consolidated results of Cibest Corporate Group.

The Cibest Corporate Group’s operating segments are comprised as follows:

•Banking Colombia

This segment provides individual and corporate banking products and services to individuals, businesses, and national and local governments in Colombia. The Parent Company's business strategy seeks to meet customers' financial needs and is based on personalized service, a friendly and approachable attitude, and the generation of added value, ensuring quality of service and fostering business growth and national development.

The commercial strategy is based on a segmented service model by customer type Personal, Plus and Empresarial for individuals and SMEs, and Corporate and Government for larger customers. In particular, the corporate sales force specializes in companies with more than COP 100,000, covering twelve economic sectors: agriculture, commerce, supplies and materials manufacturing, consumer goods, financial services, health, education, construction, government, infrastructure, real estate and natural resources.

The segment centrally manages the loan portfolio, funding and liquidity, and the distribution of treasury products and services in the Colombian market, in line with the Cibest Corporate Group’s risk, profitability and sustainability policies.

•Banking Panama (discontinued operation)

This segment comprises the financial services provided in Panama through Banistmo S.A., its subsidiaries Banistmo Investment Corporation S.A. and Leasing Banistmo S.A., as well as the non‑operating entities Banistmo Capital Markets Group Inc., Anavi Investment Corporation S.A., Desarrollo de Oriente S.A., Steens Enterprises S.A., and Ordway Holdings S.A.
This segment also manages the own‑book loan portfolio, liquidity, and the distribution of treasury products for customers in Panama.

In 2025, the corporate reorganization of Banistmo S.A. was completed, under which 100% of its ownership interest in Valores Banistmo S.A. was spun off in favor of Cibest Panamá Assets S.A., a company 100% owned by Cibest Corporate Group.

On December 18, 2025, the Cibest Corporate Group executed a share purchase agreement for the sale of 100% of the shares of Banistmo S.A. As a result, this operation is classified as a discontinued operation under IFRS 5, and its assets, liabilities, and results are presented within the specific discontinued‑operation line items in the consolidated financial statements. As of December 31, 2025, Banistmo S.A. was considered an asset held for sale. For further information, see Note 1. Reporting Entity, Note 2.D12. Significant accounting policies – Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

•Banking El Salvador

This segment provides comprehensive financial services in El Salvador through Banco Agrícola S.A., Banagrícola S.A., Inversiones Financieras Banco Agrícola S.A. (IFBA), Arrendadora Financiera S.A. Arfinsa, ACCELERA S.A. de C.V., Valores Banagrícola S.A. de C.V., Bagrícola Costa Rica S.A. and Gestora de Fondos de Inversión Banagrícola S.A. These entities offer banking, fiduciary, financial leasing, fund management, brokerage and credit products.

The segment also manages own‑book lending, liquidity and the distribution of treasury products and services to customers in El Salvador.

•Banking Guatemala

This segment serves the Guatemalan market through Banco Agromercantil de Guatemala S.A., Grupo Agromercantil Holding S.A., Seguros Agromercantil de Guatemala S.A., Arrendadora Agromercantil S.A., Financiera Agromercantil S.A., Agrovalores S.A., Asistencia y Ajustes S.A., Serproba S.A., Servicios de Formalización S.A., Conserjería, Mantenimiento y Mensajería S.A. (in voluntary liquidation), New Alma Enterprises Ltd., and Mercom Bank Ltd. The assets and liabilities of the operations in Barbados through Mercom Bank Ltd. were transferred to other entities, leaving loan and deposit balances at zero as of January 31, 2023. As of December 31, 2025, the public registry approved the liquidation of this company, which is pending approval by the Central Bank of Barbados. See Note 1. Reporting Entity.

This segment is also responsible for managing own‑book lending, liquidity, and the distribution of treasury products and services to customers in Guatemala.

•International Banking

This segment comprises the Cibest Corporate Group’s international operations through Bancolombia Panamá S.A., Bancolombia Puerto Rico Internacional Inc., and SINESA Cayman, Inc. (formerly Bancolombia Cayman S.A., currently being wound down). These platforms provide international banking services, foreign‑currency products, cash‑management structures, offshore funding, and financing for regional and non‑resident customers.

Operations in the Cayman Islands through SINESA Cayman, Inc. (formerly Bancolombia Cayman S.A.) have been cancelled or transferred. As of December 31, 2025, the company is in dissolution and liquidation.

•Leases

The Leases segment consolidates the operating leasing, finance leasing and real‑estate asset management activities of the Cibest Corporate Group, primarily through Renting Colombia S.A.S., Valores Simesa S.A., FCP Fondo Inmobiliario Colombia, and a broad structure of autonomous trusts and real estate trusts (patrimonios autónomos y fideicomisos), including: P.A. FAI Calle 77, P.A. Nomad Salitre, P.A. Nomad Central‑2, P.A. Calle 84 (2), P.A. Calle 84 (3), P.A. Nomad Distrito Vera, P.A. Nexo, P.A. Mercurio, P.A. CEDIS Sodimac, P.A. Inmuebles CEM, P.A. Calle 92 FIC‑11, P.A. FIC Edificio Corfinsura, P.A. FIC A5, P.A. FIC Inmuebles, P.A. FIC Clínica del Prado, P.A. FIC A6, P.A. Central Point, P.A. Fideicomiso Twins Bay, Fideicomiso Lote Av. San Martín, P.A. Fideicomiso Lote 30, Fideicomiso Fondo Inmobiliario Bancolombia, P.A. Florencia Ferrara, P.A. Flor Morado Plaza, P.A. Linz Graz del Río, Fideicomiso Selecto Terrazu (Towers 1 and 2), Fideicomiso Lote C6 Cartón de Colombia, Fideicomiso Mokana Recursos and Fideicomiso River Park.
The segment manages the leasing portfolio, income‑producing real‑estate assets, project structuring and the associated treasury management.
•All other segments

This segment includes holding, investment, fiduciary operations, technology, innovation, capital markets and special‑purpose vehicles that do not meet the quantitative thresholds of IFRS 8 to be reported separately. It comprises: Grupo Cibest S.A., Inversiones Cibest S.A.S., Cibest Investment Management S.A.S., Valores Cibest S.A.S., Cibest Inversiones Estratégicas S.A.S., Sistemas de Inversiones y Negocios S.A. – SINESA, Banca de Inversión Bancolombia S.A. Corporación Financiera, Negocios Digitales Colombia S.A.S., Inversiones CFNS S.A.S., WOMPI S.A.S., Nequi S.A. Compañía de Financiamiento, Wenia S.A.S., Wenia Ltd., Cibest Panamá Assets S.A., P.A. Wenia, P.A. Títulos de Pagos por Ejecución, P.A. Tokenización Novus, Valores Banistmo S.A., Banistmo Panamá Fondos de Inversión S.A. (non‑operating), Valores Bancolombia S.A. Comisionista de Bolsa, Cibest Capital Holdings USA LLC, Cibest Capital Advisory Services LLC and Cibest Capital Securities LLC.

Entities in this segment carry out capital‑markets activities, brokerage services, investment advisory, technology solutions, fiduciary administration, digital innovation, investment vehicles and holding functions. They also provide strategic, operational and financial support to the Cibest Corporate Group through corporate functions, technology platforms, and the distribution of specialized products and services.

In accordance with IFRS 8, the figures reported under “All other segments” aggregate information for operating segments that individually did not meet the quantitative thresholds defined by that standard; that is, the absolute amount of their reported results represents, in absolute terms, less than 10% of the combined results of all segments, and their assets represent less than 10% of the combined assets of all operating segments of Cibest Corporate Group.

Financial performance by operating segment:

The CODM reviews the performance of the Cibest Corporate Group using the following financial information by operating segment:

	For the year ended December 31, 2025
	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases(4)	All other segments	Total segments	Banking Panama (Discontinued operation)(5)
In millions of COP
Total interest and valuation on financial instruments	26,062,351	2,095,137	2,013,347	1,014,777	216,802	85,112	31,487,526	2,546,672
Interest income on loans and financial leases	24,478,980	1,807,267	1,848,807	852,849	224,652	23,447	29,236,002	2,103,723
Debt investments	1,491,219	287,163	173,103	94,069	1,180	48,016	2,094,750	353,019
Derivatives, net	51,816	-	-	(56)	(9,030)	(1,051)	41,679	3,197
Liquidity operations, net	40,336	707	(8,563)	67,915	-	14,700	115,095	86,733
Interest expenses	(9,633,252)	(437,193)	(911,786)	(660,927)	(360,799)	(57,269)	(12,061,226)	(1,241,640)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	16,429,099	1,657,944	1,101,561	353,850	(143,997)	27,843	19,426,300	1,305,032
Credit impairment charges, net	(3,396,144)	(334,805)	(442,529)	(225,658)	(30,327)	(455)	(4,429,918)	(161,369)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	13,032,955	1,323,139	659,032	128,192	(174,324)	27,388	14,996,382	1,143,663
(Expenses) Revenues from transactions by the operating segments of Cibest Corporate Group	(288,452)	1,769	(79,514)	320,216	(115,936)	161,917	-	-
Fees and commissions income(1)	6,151,871	629,985	231,580	55,665	4	859,449	7,928,554	519,246
Fees and commissions expenses	(3,140,014)	(291,977)	(96,751)	(11,627)	(3,842)	(29,399)	(3,573,610)	(261,793)
Total fees and commissions, net	3,011,857	338,008	134,829	44,038	(3,838)	830,050	4,354,944	257,453
Other operating income	1,620,506	42,082	131,316	16,492	1,545,011	216,667	3,572,074	24,905
Dividends and net income on equity investments(2)	179,656	4,590	2,115	24	329,307	177,319	693,011	8,561
Goodwill impairment	-	-	-	-	-	-	-	(5,022,822)
Total operating income / (Expenses), net	17,556,522	1,709,588	847,778	508,962	1,580,220	1,413,341	23,616,411	(3,588,240)
Operating expenses(3)	(9,457,584)	(831,994)	(654,017)	(104,892)	(1,057,200)	(735,118)	(12,840,805)	(812,202)
Depreciation, amortization and impairment	(706,370)	(96,796)	(59,578)	(2,473)	(137,602)	(13,482)	(1,016,301)	(97,737)
Total operating expenses	(10,163,954)	(928,790)	(713,595)	(107,365)	(1,194,802)	(748,600)	(13,857,106)	(909,939)
Profit / (loss) before income tax	7,392,568	780,798	134,183	401,597	385,418	664,741	9,759,305	(4,498,179)
(1)For further information about income from contracts with customers, see Note 25.3. Commissions.
(2)For further information see Note 25.5. Dividends and net income on equity investments.
(3)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
(4)In 2025, the Leases segment is presented separately as its own reportable segment. For comparative purposes, the 2024 information has been restated, as these operations were included within “All other segments” during that period.
(5)As of December 31, 2025, Banistmo S.A. was considered an asset held for sale. The profit before income tax of Banking Panama segment (discontinued operation) differs from the net income from discontinued operations because it does not include the income tax related to that segment. For more information, see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

	For the year ended December 31, 2024
	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases(4)	All other segments	Total segments	Banking Panama (Discontinued operation)(5)
In millions of COP
Total interest and valuation on financial instruments	27,543,286	1,851,126	1,939,602	1,203,837	254,200	62,265	32,854,316	2,689,904
Interest income on loans and financial leases	25,632,102	1,623,427	1,807,334	987,377	257,363	22,836	30,330,439	2,283,111
Debt investments	1,503,298	226,122	134,101	116,662	41	37,486	2,017,710	316,205
Derivatives, net	155,794	775	-	(94)	(3,204)	(2,463)	150,808	3,322
Liquidity operations, net	252,092	802	(1,833)	99,892	-	4,406	355,359	87,266
Interest expenses	(11,292,917)	(437,244)	(804,815)	(708,671)	(443,629)	(384)	(13,687,660)	(1,336,250)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	16,250,369	1,413,882	1,134,787	495,166	(189,429)	61,881	19,166,656	1,353,654
Credit impairment charges, net	(4,220,195)	(236,086)	(394,589)	(91,617)	(53,547)	433	(4,995,601)	(456,748)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	12,030,174	1,177,796	740,198	403,549	(242,976)	62,314	14,171,055	896,906
(Expenses) Revenues from transactions by the operating segments of Cibest Corporate Group	(181,303)	(19,110)	(86,604)	400,937	(136,749)	22,829	-	-
Fees and commissions income(1)	5,660,355	515,734	211,778	51,901	292	686,452	7,126,512	562,330
Fees and commissions expenses	(2,885,255)	(226,445)	(85,700)	(10,116)	(1,639)	(16,227)	(3,225,382)	(286,392)
Total fees and commissions, net	2,775,100	289,289	126,078	41,785	(1,347)	670,225	3,901,130	275,938
Other operating income	1,219,476	40,818	130,140	12,435	1,543,538	29,703	2,976,110	65,876
Dividends and net income on equity investments(2)	(121,975)	4,338	1,555	25	287,930	(78,774)	93,099	11,474
Total operating income, net	15,721,472	1,493,131	911,367	858,731	1,450,396	706,297	21,141,394	1,250,194
Operating expenses(3)	(8,497,419)	(771,079)	(645,311)	(98,572)	(1,056,501)	(592,928)	(11,661,810)	(853,981)
Depreciation, amortization and impairment	(631,282)	(93,982)	(61,471)	(8,016)	(182,106)	(12,479)	(989,336)	(128,544)
Total operating expenses	(9,128,701)	(865,061)	(706,782)	(106,588)	(1,238,607)	(605,407)	(12,651,146)	(982,525)
Profit before income tax	6,592,771	628,070	204,585	752,143	211,789	100,890	8,490,248	267,669
(1)For further information about income from contracts with customers, see Note 25.3. Commissions.
(2)For further information see Note 25.5. Dividends and net income on equity investments.
(3)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
(4)In 2025, the Leases segment is presented separately as its own reportable segment. For comparative purposes, the 2024 information has been restated, as these operations were included within “All other segments” during that period.
(5)As of December 31, 2025, Banistmo S.A. was considered an asset held for sale. The profit before income tax of Banking Panama segment (discontinued operation) differs from the net income from discontinued operations because it does not include the income tax related to that segment. For more information, see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

	For the year ended December 31, 2023
	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases(4)	All other segments	Total segments	Banking Panama (Discontinued operation)(5)
In millions of COP
Total interest and valuation on financial instruments	29,230,060	1,773,141	1,795,543	1,112,171	254,360	54,326	34,219,601	2,826,559
Interest income on loans and financial leases	28,366,678	1,524,765	1,726,821	940,091	253,677	13,521	32,825,553	2,415,234
Debt investments	937,090	236,351	60,534	85,091	683	36,544	1,356,293	301,167
Derivatives, net	(167,887)	11,187	-	(188)	-	(1,747)	(158,635)	817
Liquidity operations, net	94,179	838	8,188	87,177	-	6,008	196,390	109,341
Interest expenses	(13,202,338)	(464,851)	(731,886)	(596,039)	(434,664)	(405)	(15,430,183)	(1,238,112)
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	16,027,722	1,308,290	1,063,657	516,132	(180,304)	53,921	18,789,418	1,588,447
Credit impairment charges, net	(6,480,377)	(154,938)	(499,368)	4,164	(55,660)	(4,906)	(7,191,085)	(270,501)
Net interest margin and valuation on financial instruments after impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	9,547,345	1,153,352	564,289	520,296	(235,964)	49,015	11,598,333	1,317,946
(Expenses) Revenues from transactions by the operating segments of Cibest Corporate Group	(217,445)	(17,732)	(75,808)	416,107	(163,049)	57,927	-	-
Fees and commissions income(1)	5,252,104	479,568	223,200	47,228	-	545,853	6,547,953	532,930
Fees and commissions expenses	(2,522,916)	(188,972)	(89,405)	(11,042)	(11,082)	(14,966)	(2,838,383)	(258,897)
Total fees and commissions, net	2,729,188	290,596	133,795	36,186	(11,082)	530,887	3,709,570	274,033
Other operating income	2,049,297	51,656	130,757	16,794	1,673,939	20,269	3,942,712	36,939
Dividends and net income on equity investments(2)	17,612	10,982	1,827	37	239,405	(73,177)	196,686	13,498
Total operating income, net	14,125,997	1,488,854	754,860	989,420	1,503,249	584,921	19,447,301	1,642,416
Operating expenses(3)	(7,939,136)	(668,105)	(620,928)	(89,220)	(1,049,474)	(540,623)	(10,907,486)	(909,844)
Depreciation, amortization and impairment	(508,543)	(131,922)	(55,243)	(4,259)	(309,435)	(7,742)	(1,017,144)	(107,717)
Total operating expenses	(8,447,679)	(800,027)	(676,171)	(93,479)	(1,358,909)	(548,365)	(11,924,630)	(1,017,561)
Profit before income tax	5,678,318	688,827	78,689	895,941	144,340	36,556	7,522,671	624,855
(1)For further information about income from contracts with customers, see Note 25.3. Commissions.
(2)For further information see Note 25.5. Dividends and net income on equity investments.
(3)Includes salaries and employee benefits, other administration and general expenses and taxes other than income tax.
(4)In 2025, the Leases segment is presented separately as its own reportable segment. For comparative purposes, the 2023 information has been restated, as these operations were included within “All other segments” during that period.
(5)As of December 31, 2025, Banistmo S.A. was considered an asset held for sale. The profit before income tax of Banking Panama segment (discontinued operation) differs from the net income from discontinued operations because it does not include the income tax related to that segment. For more information, see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

The following table presents financial information of the total assets and liabilities by operating segment:

As of December 31, 2025
In millions of COP
	Banking Colombia	Banking Panama (Discontinued operation)(1)	Banking El Salvador	Banking Guatemala	International Banking	Leases	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
Total assets	268,613,654	39,538,249	25,916,845	24,413,292	23,693,417	11,150,070	46,854,190	440,179,717	(60,427,337)	379,752,380
Total liabilities	241,194,742	35,059,304	23,452,205	22,331,358	21,502,643	4,849,872	2,455,417	350,845,541	(12,088,795)	338,756,746
(1) As of December 31, 2025, Banistmo S.A. was considered an asset held for sale. The profit before income tax of the Panama Banking segment (discontinued operation) differs from the net income from discontinued operations because it does not include the income tax related to that segment. For more information, see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

As of December 31, 2024
In millions of COP
	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	International Banking	Leases	All other segments	Total before eliminations	Adjustments for consolidation	Total after eliminations
Total assets	266,515,464	45,964,767	26,670,513	27,332,834	35,272,842	10,182,907	3,378,212	415,317,539	(43,102,157)	372,215,382
Total liabilities	222,388,179	41,132,907	23,889,120	25,018,466	24,248,959	4,573,121	404,335	341,655,087	(14,023,980)	327,631,107

The following table presents financial information on the investments in associates and joint ventures by operating segment:

As of December 31, 2025(1)
	Banking Colombia	Banking El Salvador	Leases	All other segments	Total
In millions of COP
Investments in associates and joint ventures	268,110	25,555	2,041,402	976,439	3,311,506
Equity method	46,364	4,549	175,699	122,350	348,962
(1)As of December 31, 2025, Banking Panama, Banking Guatemala and International Banking did not have investments in associates and joint ventures.

As of December 31, 2024(1)
	Banking Colombia	Banking El Salvador	Leases	All other segments	Total
In millions of COP
Investments in associates and joint ventures	205,311	27,621	1,830,884	865,168	2,928,984
Equity method	(28,130)	4,320	155,418	90,964	222,572
(1)As of December 31, 2024, Banking Panama, Banking Guatemala and International Banking did not have investments in associates and joint ventures.
For additional information related to investment in associates and joint ventures, see Note 8. Investments in associates and joint ventures.
Information about products and services
The Cibest Corporate Group does not report revenues from external customers for each product and service or each group of similar products and services, because the information is not available and the cost to develop it is excessive.
Geographic information
The following summarizes the Cibest Corporate Group’s total interest and valuation and long-lived assets attributable to Colombia and other foreign countries based on the country where the Interest and valuation was originated:

	2025		2024		2023
Geographic information	Interest and valuation(1)	Long-lived assets(2)	Interest and valuation(1)	Long-lived assets(2)	Interest and valuation(1)	Long-lived assets(2)
In millions of COP
Colombia	26,688,212	14,087,381	28,127,681	13,614,718	29,812,448	13,466,457
Panama	3,798,982	657,701	1,466,508	995,045	1,407,984	877,407
El Salvador	2,096,904	513,106	1,852,097	607,601	1,774,165	547,357
Guatemala	2,013,523	350,517	1,939,808	436,804	1,795,597	361,840
Bermuda	449	6,759	177	4,416	184	3,434
United States of America	77	2,678	63	4,176	55	4,805
Puerto Rico	158,629	1,553	187,913	1,552	149,541	1,297
Total	34,756,776	15,619,695	33,574,247	15,664,312	34,939,974	15,262,597
Eliminations and adjustments	(3,269,250)	860,580	(719,931)	8,453,369	(720,373)	7,000,343
Total, net	31,487,526	16,480,275	32,854,316	24,117,681	34,219,601	22,262,940
(1)Includes interest and valuation on financial instruments.
(2)Includes assets held for sale, premises and equipment, net, investment property, right-of-use assets, goodwill and intangible assets, net.

NOTE 4. CASH AND CASH EQUIVALENTS
For purposes of the Consolidated Statement of Cash Flow and the Consolidated Statement of Financial Position, the following assets are considered as cash and cash equivalents:

	December 31, 2025(1)	December 31, 2024
In millions of COP
Cash and balances at central bank
Cash	7,981,486	9,439,363
Due from central banks(2)	8,762,476	7,504,135
Due from other private financial entities	5,985,138	7,778,937
Checks on hold	55,091	132,929
Remittances of domestic negotiated checks in transit	21,444	26,172
Total cash and due from banks	22,805,635	24,881,536
Money market transactions
Interbank borrowings	2,437,175	2,239,615
Reverse repurchase agreements and other similar secured loans(3)	4,673,590	5,722,948
Total money market transactions	7,110,765	7,962,563
Total cash and cash equivalents	29,916,400	32,844,099
(1)As of December 31, 2025, Banistmo S.A. was considered an asset held for sale and had cash and cash equivalents of COP 3,517,759, which were reclassified to Assets related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)According to External Resolution No. 3 of 2024 of Banco de la República de Colombia, which amends External Resolution No. 5 of 2008, Bancolombia S.A. must maintain, the equivalent of 7%, of the deposits mentioned in Article 1, paragraph (a), and the equivalent of 2.5% of its customer’s deposits with a maturity of less than 18 months (paragraph b). According to Resolution Number 177 of 2002 issued by the Guatemala Monetary Board, Grupo Agromercantil Holding through its subsidiary Banco Agromercantil de Guatemala must maintain the equivalent of 14.60% of its customer’s deposits daily balances as a legal banking reserve, represented in unrestricted deposits at the Bank of Guatemala. Additionally, circular SBP-DR-CIRCULAR-2024-0036 dated July 02, 2024, communicates the decision of the Superintendency of Banks of Panama to maintain the percentage established in the General Resolution of the Board of Directors SBP-GJD-0003-2014 dated January 28, 2014, which sets at 30.00% the minimum legal liquidity rate that Panamanian banks must maintain. Finally, in accordance with temporary rule NPBT-15, effective from July 30, 2025, to January 13, 2026, Banco Agrícola must maintain an equivalent average daily amount of its deposits and debt instruments in issue as a liquidity reserve between 1.00% and 16.00% represented in unrestricted deposits or debt instruments in issue by the Central Bank of el Salvador. Once the established term has ended, the bank continues to comply with the Technical Norm (NRP-28), issued by the Central Bank, under which it must maintain an equivalent amount between 1.00% and 18.00%, which has been in effect since June 23, 2021.
(3)The variation is mainly generated by the decrease in Reverse repurchase agreements and other similar secured loans in simultaneous operations with the Cámara de Riesgo Central de Contraparte in Colombia.

As of December 31, 2025 and 2024, there is restricted cash amounting to COP 520,105 and COP 530,924, respectively, included in other assets on the Consolidated Statement of Financial Position, which represents margin deposits pledged as collateral for derivative contracts traded through Colombian clearing houses. See Note 14. Other assets, net.

NOTE 5. FINANCIAL ASSETS INVESTMENTS AND DERIVATIVES
5.1   Financial assets investments
Cibest Corporate Group has securities portfolios at fair value through profit or loss, other comprehensive income and at amortized cost are listed below, as of December 31, 2025 and 2024:
As of December 31, 2025

Financial assets investments	Measurement methodology			Total carrying value, net(1)
	Fair value through profit or loss	Fair value through other comprehensive income, net	Amortized cost, net
In millions of COP
Securities issued by the Colombian Government(2)	12,615,680	2,625,566	137,017	15,378,263
Securities issued by foreign governments	9,776,321	-	344,985	10,121,306
Securities issued by government entities	152,574	-	4,125,782	4,278,356
Corporate bonds	89,471	862,158	934,475	1,886,104
Securities issued by other financial institutions(3)	825,334	63,624	270,365	1,159,323
Total debt instruments(4)	23,459,380	3,551,348	5,812,624	32,823,352
Total equity securities	1,136,645	326,977	-	1,463,622
Total other financial instruments(5)	30,285	-	-	30,285
Total financial assets investments	24,626,310	3,878,325	5,812,624	34,317,259
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025, which had Financial Assets Investment amounting to COP 6,346,573 that were reclassified to Assets related to investments in subsidiaries held for sale. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)The increase in investments in financial assets measured at fair value through profit or loss is mostly due to the acquisition of Colombian treasury instruments (TES) by Bancolombia S.A.
(3)Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 93,092. For further information on TIPS’ fair value measurement see Note 30. Fair value of assets and liabilities.
(4)At December 31, 2025, Cibest Corporate Group has recognized in the Consolidated Statement of Comprehensive Income COP 34,900 related to debt instruments at fair value through OCI.
(5)Corresponds to convertible notes or agreements for the future purchase of shares, Simple Agreement for Future Equity “SAFE”, by Cibest Panamá Assets, S.A, Banagrícola S.A., Inversiones CFNS S.A.S. and Bancolombia S.A.

As of December 31, 2024

Financial assets investments	Measurement methodology			Total carrying value, net
	Fair value through profit or loss	Fair value through other comprehensive income, net	Amortized cost, net
In millions of COP
Securities issued by the Colombian Government	11,644,181	2,683,925	159,323	14,487,429
Securities issued by foreign governments	10,283,450	1,484,546	651,494	12,419,490
Corporate bonds	257,326	639,108	3,612,049	4,508,483
Securities issued by government entities	118,760	-	3,380,491	3,499,251
Securities issued by other financial institutions(1)	731,564	276,837	601,521	1,609,922
Total debt instruments(2)	23,035,281	5,084,416	8,404,878	36,524,575
Total equity securities	537,213	474,097	-	1,011,310
Total other financial instruments(3)	34,385	-	-	34,385
Total financial assets investments	23,606,879	5,558,513	8,404,878	37,570,270
(1)Includes mortgage-backed securities (TIPS) measured at fair value through profit or loss amounting to COP 142,945. For further information on TIPS’ fair value measurement see Note 30. Fair value of assets and liabilities.

(2)As of December 31, 2024, Cibest Corporate Group has recognized COP 23,236 in the Consolidated Statement of Comprehensive Income related to debt instruments at fair value through OCI.
(3)Corresponds to convertible notes or agreements for the future purchase of shares, Simple Agreement for Future Equity “SAFE” , by Sistema de Inversiones y Negocios, S.A., Banagrícola S.A., Inversiones CFNS S.A.S. and Bancolombia S.A.
The following tables set forth the debt instruments portfolio by maturity:
As of December 31, 2025

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	2,231,675	6,294,281	2,816,527	1,273,197	12,615,680
Securities issued by foreign governments	8,104,847	984,195	268,725	418,554	9,776,321
Securities issued by other financial institutions	406,122	238,371	96,441	84,400	825,334
Securities issued by government entities	113,317	23,713	457	15,087	152,574
Corporate bonds	1,515	17,735	40,239	29,982	89,471
Subtotal	10,857,476	7,558,295	3,222,389	1,821,220	23,459,380
Fair value through other comprehensive income
Securities issued by the Colombian Government	2,625,566	-	-	-	2,625,566
Corporate bonds	-	40,566	349,647	471,945	862,158
Securities issued by other financial institutions	32,436	31,188	-	-	63,624
Subtotal	2,658,002	71,754	349,647	471,945	3,551,348
Securities at amortized cost
Securities issued by government entities	4,075,492	-	-	50,290	4,125,782
Corporate bonds	-	492,450	338,593	103,432	934,475
Securities issued by foreign governments	135,316	85,834	62,193	61,642	344,985
Securities issued by other financial institutions	64,203	82,772	38,975	84,415	270,365
Securities issued by the Colombian Government	-	44,335	60,492	32,190	137,017
Subtotal	4,275,011	705,391	500,253	331,969	5,812,624
Total debt instruments	17,790,489	8,335,440	4,072,289	2,625,134	32,823,352

As of December 31, 2024

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total
In millions of COP
Securities at fair value through profit or loss
Securities issued by the Colombian Government	1,019,028	6,767,240	1,157,703	2,700,210	11,644,181
Securities issued by foreign governments	7,088,685	1,835,751	651,529	707,485	10,283,450
Securities issued by other financial institutions	192,039	235,209	200,251	104,065	731,564
Corporate bonds	42,395	28,019	41,022	145,890	257,326
Securities issued by government entities	33,854	82,536	2,370	-	118,760
Subtotal	8,376,001	8,948,755	2,052,875	3,657,650	23,035,281
Fair value through other comprehensive income
Securities issued by the Colombian Government	2,648,354	35,571	-	-	2,683,925
Securities issued by foreign governments	169,992	648,246	497,967	168,341	1,484,546
Corporate bonds	-	73,409	60,922	504,777	639,108
Securities issued by other financial institutions	119,479	51,275	49,744	56,339	276,837
Subtotal	2,937,825	808,501	608,633	729,457	5,084,416
Securities at amortized cost
Corporate bonds	56,847	1,086,392	847,742	1,621,068	3,612,049
Securities issued by government entities	3,330,223	-	-	50,268	3,380,491
Securities issued by foreign governments	143,911	162,996	85,772	258,815	651,494
Securities issued by other financial institutions	201,944	44,699	271,793	83,085	601,521
Securities issued by the Colombian Government	-	51,260	46,598	61,465	159,323
Subtotal	3,732,925	1,345,347	1,251,905	2,074,701	8,404,878
Total debt instruments	15,046,751	11,102,603	3,913,413	6,461,808	36,524,575

For further information related to disclosures of the fair value of securities, please see Note 30. Fair value of assets and liabilities.
Equity securities that are measured at fair value through OCI are considered strategic for Cibest Corporate Group and, thus, there is no intention to sell them in the foreseeable future and that is the main reason for using this presentation alternative.
The following table details the equity instruments designated at fair value through OCI analyzed by listing status:

Equity securities	Carrying amount
	December 31, 2025(1)	December 31, 2024
In millions of COP
Securities at fair value through OCI:
Equity securities listed in Colombia	2	2
Equity securities listed in foreign countries	73,149	76,795
Equity securities unlisted:
Asociación Gremial de Instituciones Financieras Credibanco S.A.	125,732	109,011
Transacciones y Transferencias, S. A.	35,116	55,401
Compañía de Procesamiento de Medios de Pago Guatemala (Bahamas), S. A.	34,035	18,913
Cámara de Riesgo Central de Contraparte de Colombia S.A.	20,406	17,385
Pexton Holdings Limited	8,917	-
Suncolombia SAS	5,636	-
Derecho Fiduciario Inmobiliaria Cadenalco	4,260	4,212
Telered S.A.(1)	-	160,761
Others(1)	19,724	31,617
Total equity securities at fair value through OCI	326,977	474,097
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

Cibest Corporate Group has recognized in the Consolidated Statement of Comprehensive Income COP 20,020 in 2025, COP 28,572 in 2024 and COP 10,898 in 2023 related to equity securities and trust funds at fair value through OCI. See Consolidated Statement of Comprehensive Income.
During 2025, impairment loss was recognized on equity securities for COP 537. Dividends received from equity investments at fair value through OCI held as of December 31, 2025, 2024 and 2023 amounted to COP 8,397, COP 6,872 and COP 6,565, respectively. See Note 25.5 Dividends and net income on equity investments.

Equity investments do not have a specific maturity date; therefore, they are not included in the maturity detail.
The detail of the securities pledged as collateral as of December 31, 2025, and 2024 is as follows:
As of December 31, 2025

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by foreign governments	Up to 3 months	Time deposits	233,712
Securities issued by foreign governments	Between 3 and 6 months	Time deposits	48,367
Securities issued by foreign governments	Between 6 and 12 months	Time deposits	151,841
Securities issued by foreign governments	Between 6 and 12 months	Foreign issuers	1,900
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	90,558
Subtotal investments pledged as collateral in money market			526,378
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Between 6 and 12 months	TES - Treasury instruments	315,314
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	1,687,494
Subtotal investments pledged as collateral in derivative operations			2,002,808
Total securities pledged as collateral			2,529,186
As of December 31, 2024

Pledged financial assets	Term	Security pledged	Carrying amount
In millions of COP
Investments pledged as collateral in money market
Securities issued by foreign governments	Up to 3 months	Time deposits	43,424
Securities issued by foreign governments	Between 6 and 12 months	Bonds	26,314
Securities issued by foreign governments	Between 6 and 12 months	Time deposits	109,792
Securities issued by foreign governments	Greater than 12 months	Bonds	48,841
Securities issued by foreign governments	Greater than 12 months	Time deposits	166,849
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	491,472
Securities issued by other financial institutions	Between 3 and 6 months	Time deposits	5,037
Securities issued by other financial institutions	Between 6 and 12 months	Time deposits	4,019
Securities issued by other financial institutions	Greater than 12 months	Bonds	1,876
Securities issued by other financial institutions	Greater than 12 months	Time deposits	29,058
Subtotal investments pledged as collateral in money market			926,682
Investments pledged as collateral in derivative operations
Securities issued by the Colombian Government	Up to 3 months	TES - Treasury instruments	68,903
Securities issued by the Colombian Government	Between 3 and 6 months	TES - Treasury instruments	414,296
Securities issued by the Colombian Government	Greater than 12 months	TES - Treasury instruments	200,561
Securities issued by foreign governments	Between 6 and 12 months	Foreign issuers	2,229
Subtotal investments pledged as collateral in derivative operations			685,989
Total securities pledged as collateral			1,612,671

The following table shows the breakdown of the changes in the gross carrying amount of the debt securities at fair value through other comprehensive income and amortized cost, in order to explain their significance to the changes in the loss allowance for the same portfolio as discussed above:
As of December 31, 2025

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Stage 3	Total(1)
In millions of COP
Gross carrying amount as at 1 January 2025	12,998,652	454,065	36,577	13,489,294
Reclassification to assets held for sale(1)	(4,188,943)	(100,495)	(36,577)	(4,326,015)
Transfer from stage 1 to stage 2(2)	(137,017)	137,017	-	-
Transfer from stage 2 to stage 1(3)	13,435	(13,435)	-	-
Sales and maturities	(6,740,567)	-	-	(6,740,567)
Purchases and renewals	4,570,660	2,490,647	-	7,061,307
Valuation and payments	(50,949)	135,439	-	84,490
Foreign Exchange	(152,209)	(52,328)	-	(204,537)
Gross carrying amount as at 31 December 2025	6,313,062	3,050,910	-	9,363,972
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)Stage transfer in Colombian treasury instruments (TES) by Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional Inc.
(3)Stage transfer in foreign issuers by Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional Inc.

As of December 31, 2024

Debt instruments portfolio measure at fair value through OCI and amortized cost	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Gross carrying amount as at 1 January 2024	12,760,342	205,133	30,784	12,996,259
Transfer from stage 1 to stage 2(1)	(294,440)	294,440	-	-
Transfer from stage 2 to stage 1(2)	12,678	(12,678)	-	-
Sales and maturities	(7,928,390)	(171,505)	-	(8,099,895)
Purchases and renewals	7,975,932	129,455	-	8,105,387
Valuation and payments	(125,564)	3,806	984	(120,774)
Foreign Exchange	598,094	5,414	4,809	608,317
Gross carrying amount as at 31 December 2024	12,998,652	454,065	36,577	13,489,294
(1)Stage transfer in corporate bonds by Banistmo S.A., Bancolombia Puerto Rico Internacional Inc and Bancolombia Panamá S.A.
(2)Stage transfer in corporate bonds by Banagrícola S.A.

The following table shows the impairment detail for the debt instruments portfolio using the expected credit losses model:
As of December 31, 2025

Concept	Stage 1	Stage 2	Total(1)
In millions of COP
Securities at amortized cost, net	5,387,280	425,344	5,812,624
Carrying amount	5,399,656	429,664	5,829,320
Loss allowance	(12,376)	(4,320)	(16,696)
Securities at fair value through other comprehensive income(2)	925,782	2,625,566	3,551,348
Total debt instruments portfolio measure at fair value through OCI and amortized cost	6,313,062	3,050,910	9,363,972

(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)Loss allowance of investments at fair value through OCI corresponds to COP 4,174 classified in stage 1 to COP 1,757 and in stage 2 to COP 2,417; the loss allowance decrease in relation to 2024 from COP (2,338) is due to the acquisition of instruments from COP 2,874, and the decrease from COP (3,116) is due because Banistmo S.A. was considered as assets held for sale, and from COP (1,397) in sales and maturities and COP (699) in net provisions recognized during the period.

As of December 31, 2024

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Securities at amortized cost, net	7,975,158	393,143	36,577	8,404,878
Carrying amount	8,008,567	401,263	53,985	8,463,815
Loss allowance	(33,409)	(8,120)	(17,408)	(58,937)
Securities at fair value through other comprehensive income(1)	5,023,494	60,922	-	5,084,416
Total debt instruments portfolio measure at fair value through OCI and amortized cost	12,998,652	454,065	36,577	13,489,294
(1)Loss allowance of investments at fair value through OCI corresponds to COP 6,513 classified in stage 1 to COP 5,734.
The following table sets forth the changes in the allowance for debt instruments measured at amortized cost:
As of December 31, 2025

Concept	Stage 1	Stage 2	Stage 3	Total(1)
In millions of COP
Loss allowance of January 1, 2025	33,409	8,120	17,408	58,937
Reclassification to assets held for sale(1)	(21,583)	(2,413)	(17,408)	(41,404)
Transfer from stage 1 to stage 2(2)	(1,568)	1,568	-	-
Transfer from stage 2 to stage 1(3)	14	(14)	-	-
Sales and maturities	(7,690)	-	-	(7,690)
New debt instruments purchased	10,252	-	-	10,252
Net provisions recognized during the period	15	(2,262)	-	(2,247)
Foreign Exchange(4)	(473)	(679)	-	(1,152)
Loss allowance of December 31, 2025	12,376	4,320	-	16,696
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)Stage transfer in Colombian treasury instruments (TES) by Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional Inc.
(3)Stage transfer in foreign issuers by Bancolombia Panamá S.A. and Bancolombia Puerto Rico Internacional Inc.
(4)The decrease is due to the variation in the market representative rate during the year 2025.

As of December 31, 2024

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Loss allowance of January 1, 2024	29,939	11,913	13,951	55,803
Transfer from stage 1 to stage 2(1)	(3,213)	3,213	-	-
Transfer from stage 2 to stage 1(2)	298	(298)	-	-
Sales and maturities	(11,187)	(5,895)	-	(17,082)
New debt instruments purchased(3)	13,296	3,114	-	16,410
Net provisions recognized during the period	1,465	(4,482)	1,214	(1,803)
Foreign Exchange(4)	2,811	555	2,243	5,609
Loss allowance of December 31, 2024	33,409	8,120	17,408	58,937
(1)Stage transfer in corporate bonds by Banistmo S.A., Bancolombia Puerto Rico Internacional Inc and Bancolombia Panamá S.A.
(2)Stage transfer in corporate bonds by Banagrícola S.A.
(3)Impairment is mainly in securities issued by corporate bonds in Banistmo S.A., Bancolombia Panamá S.A. and Bancolombia S.A. and government entities by Bancolombia S.A.
(4)The increase is due to the variation in the market representative rate during the year 2024.
As of December 31, 2023

Concept	Stage 1	Stage 2	Stage 3	Total
In millions of COP
Loss allowance of January 1, 2023	29,881	35,020	-	64,901
Transfer from stage 1 to stage 3(1)	(13,951)	-	13,951	-
Transfer from stage 2 to stage 1(1)	129	(129)	-	-
Sales and maturities	(9,459)	-	-	(9,459)
New debt instruments purchased	10,497	-	-	10,497
Net provisions recognized during the period	19,030	(17,882)	-	1,148
Foreign Exchange	(6,188)	(5,096)	-	(11,284)
Loss allowance of December 31, 2023	29,939	11,913	13,951	55,803
(1) Stage transfer in corporate bonds by Banistmo S.A.

5.2   Derivative financial instruments
Cibest Corporate Group's derivative activities do not give rise to significant open positions in portfolios of derivatives. Cibest Corporate Group enters into derivative transactions to facilitate customer business, for hedging purposes and arbitrage activities, such as forwards, options or swaps where the underlying are exchange rates, interest rates and securities.
A swap agreement is a contract between two parties to exchange cash flows based on specified underlying notional amounts, assets and/or indices. Financial futures and forward settlement contracts are agreements to buy or sell a quantity of a financial instrument (including another derivative financial instrument), index, currency or commodity at a predetermined rate or price during a period or at a date in the future. Futures and option contracts are standardized agreements for future delivery, traded on exchanges that typically act as a platform.
For further information related to the objectives, policies and processes for managing the Cibest Corporate Group’s risk, please see Risk Management.

The following table sets forth the carrying values of Cibest Corporate Group’s derivatives by type of risk as of December 31, 2025 and 2024:

Derivatives	December 31, 2025(1)	December 31, 2024
In millions of COP
Forwards
Assets
Foreign exchange contracts	2,895,452	1,084,830
Equity contracts	59,140	51,645
Subtotal assets	2,954,592	1,136,475
Liabilities
Foreign exchange contracts	2,719,599	972,295
Equity contracts	8,163	1,367
Subtotal liabilities	2,727,762	973,662
Total forwards(2)	226,830	162,813
Swaps
Assets
Foreign exchange contracts	1,068,740	1,463,256
Interest rate contracts	278,454	236,033
Subtotal assets	1,347,194	1,699,289
Liabilities
Foreign exchange contracts	1,268,754	1,332,431
Interest rate contracts	371,179	291,068
Subtotal liabilities	1,639,933	1,623,499
Total swaps(3)	(292,739)	75,790
Options
Assets
Foreign exchange contracts	116,077	102,378
Subtotal assets	116,077	102,378
Liabilities
Foreign exchange contracts	146,935	82,482
Subtotal liabilities	146,935	82,482
Total options	(30,858)	19,896
Derivative assets	4,417,863	2,938,142
Derivative liabilities	4,514,630	2,679,643
(1)The accumulated amount as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025, which recorded derivatives totaling COP 17,932 and derivative liabilities of

COP 19,379. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
(2)At December 31, 2025, mainly at Bancolombia, there is a increase in both the active and passive forwards contracts compared to those in effect as December 31, 2024, due to volatility in the exchange rate, pricing nodes, and curves for 2025
(3)At December 31, 2025, mainly at Bancolombia, there is a variation in active and passive swap exposures due to volatility in the exchange rate, pricing nodes, and market expectations for 2026

The following table sets forth the remaining contractual life of the derivatives portfolio:
As of December 31, 2025

	Forwards	Swaps	Options	Total
In millions of COP
Assets	2,954,592	1,347,194	116,077	4,417,863
Less than 1 year	2,875,220	317,806	106,506	3,299,532
Between 1 and 3 years	79,361	477,666	9,571	566,598
Greater than 3 years	11	551,722		551,733
Liabilities	2,727,762	1,639,933	146,935	4,514,630
Less than 1 year	2,672,446	373,109	133,948	3,179,503
Between 1 and 3 years	55,311	717,476	12,987	785,774
Greater than 3 years	5	549,348		549,353
As of December 31, 2024

	Forwards	Swaps	Options	Total
In millions of COP
Assets	1,136,475	1,699,289	102,378	2,938,142
Less than 1 year	1,105,226	440,817	96,891	1,642,934
Between 1 and 3 years	31,249	651,770	5,487	688,506
Greater than 3 years		606,702		606,702
Liabilities	973,662	1,623,499	82,482	2,679,643
Less than 1 year	943,804	376,346	76,537	1,396,687
Between 1 and 3 years	29,858	604,473	5,945	640,276
Greater than 3 years		642,680		642,680
Collateral for derivatives
The table below presents the collateral amounts posted under derivatives contracts as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
In millions of COP
Collateral granted	2,502,088	1,157,880
Collateral received	764,034	378,767

Day one gains or (losses)
If an asset has been acquired or a liability has been assumed in a market transaction, it could be assumed that the transaction price is the fair value of the asset or liability. However, the fair value of the financial asset or liability at the time of initial recognition may be different from the transaction price, because the fair value includes variables in its valuation technique that include market information, such as interest rate yield curves, currencies rates, indicators, default factors among others. When the values are not equal, the asset or liability must be measured at fair value and the difference between the transaction price and the fair value must be recognized as follows:
•If fair value is evidenced by Level 1 inputs or is based on a valuation technique that uses only observable market data, Cibest Corporate Group must recognize the difference as a gain or loss on initial recognition directly in the income statement.
•In all other circumstances, the entire day 1 gain or loss is deferred and is recognized in the income statement over the life of the transaction.
The table below presents the unrecognized gains or (losses) for derivatives trading at the initial moment, due to use of valuation techniques for which not all inputs were observable market data:
As of December 31, 2025

	Forward	Swaps	Options	Total
In millions of COP
Balance at January 1, 2025	42,974	(23,207)	36,437	56,204
New trades	551,506	94,684	127,482	773,672
Amortization	(528,355)	(35,451)	(136,604)	(700,410)
Early cancellations and level transfers	(6,877)	(34,993)	(6,381)	(48,251)
Balance at December 31, 2025	59,248	1,033	20,934	81,215
As of December 31, 2024

	Forward	Swaps	Options	Total
In millions of COP
Balance at January 1, 2024	36,289	(13,630)	63,068	85,727
New trades	702,001	(978)	117,125	818,148
Amortization	(687,024)	(8,767)	(130,767)	(826,558)
Early cancellations and level transfers	(8,292)	168	(12,989)	(21,113)
Balance at December 31, 2024	42,974	(23,207)	36,437	56,204
Offsetting of derivatives
Cibest Corporate Group enters into International Swaps and Derivatives Association (ISDA) master netting agreements or similar agreements with substantially all of the Cibest Corporate Group’s derivative counterparties. Where legally enforceable, and depending on the Bank’s intention, these master netting agreements give the Cibest Corporate Group’s, in the event of default by the counterparty, the right to liquidate securities and cash equivalents held as collateral and to offset receivables and payables with the same counterparty.
The table below presents derivative instruments subject to enforceable master netting agreements and other similar agreements but not offset in the Consolidated Statement of Financial Position as of December 31, 2025 and 2024 by derivative and by risk:

As of December 31, 2025

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Forwards	2,895,452	2,719,599
Swaps	1,068,740	1,268,754
Options	116,077	146,935
Interest rate contracts
Swaps	278,454	371,179
Equity contracts
Forwards	59,140	8,163
Gross derivative assets/liabilities	4,417,863	4,514,630
Offsetting of derivatives
Derivative financial instruments in the Consolidated Statement of Financial Position	4,417,863	4,514,630
Master netting agreements	(4,417,863)	(4,046,024)
Collateral received/paid		(468,606)
Total derivative financial instruments assets/ liabilities before collateral and Master netting agreements
As of December 31, 2024

	Derivatives Assets	Derivatives Liabilities
In millions of COP
Over-the-counter
Foreign exchange contracts
Forwards	1,084,830	972,295
Swaps	1,463,256	1,332,431
Options	102,378	82,482
Interest rate contracts
Swaps	236,033	291,068
Equity contracts
Forwards	51,645	1,367
Gross derivative assets/liabilities	2,938,142	2,679,643
Offsetting of derivatives	-	-
Derivative financial instruments in the Consolidated Statement of Financial Position	2,938,142	2,679,643
Master netting agreements	(2,540,752)	(2,679,643)
Collateral received/paid	(378,767)
Total derivative financial instruments assets/ liabilities before collateral and Master netting agreements	18,623
For further information about offsetting of other financial assets and liabilities see Note 16. Interbank deposits and repurchase agreements and other similar secured borrowing.

5.3 Hedge Accounting

Cibest Corporate Group is exposed to certain risks relating to its ongoing business operations. The main risks managed through derivative instruments are exchange rate risk and interest rate risk. Details of the covered risks are as follows:

Exchange rate risk

Exchange rate risk is the risk that the fair value or future cash flows of an exposure fluctuate due to changes in exchange rates. Cibest Corporate Group exposure to the risk of exchange rate fluctuations primarily relates to its operational activities (when revenues or expenses are denominated in a foreign currency) and Cibest Corporate Group net investments in foreign subsidiaries. The hedging strategy of this exposure may occur naturally through the interaction of balance sheet accounts, that is, with strategic decisions oriented toward asset and liability accounts in the foreign currency banking book, and through the trading of foreign exchange financial derivatives.

When a derivative is contracted for the purpose of hedging exchange rate risk, Cibest Corporate Group negotiates the terms of the derivative seeking to mitigate the adverse financial effects of the covered exposure according to market conditions. For forecasted transaction hedges, the derivative covers the exposure period from the moment cash flows from transactions are forecasted until the settlement of the resulting receivable or payable denominated in foreign currency.

Among the financial derivatives most commonly used to manage exchange rate risk are foreign exchange forwards and Cross Currency Swaps (CCS). When these are designated as hedging instruments, they can be classified as cash flow hedges or fair value hedges under the IFRS 9 accounting guidelines.

Cibest Corporate Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount, and timing of their respective cash flows. The effectiveness of the hedge is assessed at the start of the hedging relationship and through periodic prospective effectiveness assessments to ensure that there is an economic relationship between the hedged item and the hedging instrument. Cibest Corporate Group evaluates whether the designated derivative in each hedging relationship is expected to be, and has been, effective in offsetting changes in the cash flows of the hedged item using the hypothetical derivative method.

For each hedging relationship, the objective is to maintain a 1:1 ratio, seeking to offset exchange rate variation in cash flows.

The hedge ratio will be determined by comparing the notional value, in accordance with the definition of risk and the conditions established for the structuring. However, uncertainty about the final amount until the time of the transaction may lead to deviations, which will be recognized in the result as hedge ineffectiveness, as appropriate.

In these hedge relationships, the main sources of ineffectiveness are:

•The effect of the credit risk of counterparties and Cibest Corporate Group itself on the fair value of foreign exchange swap and forward contracts, which are not reflected in the change in the fair value of the cash flows hedged attributable to changes in exchange rates; and
•Changes in the timing of recognition in the financial statements of the anticipated transactions regarding the nominal value and the exchange rate of their settlement.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument fluctuate due to changes in market interest rates. Cibest Corporate Group exposure to changes in market interest rates primarily relates to treasury operations and the banking book, where a mismatch between assets and liabilities in duration, indexing, repricing, and maturity creates an asymmetry that could have repercussions on financial results.

Coverage of this exposure may occur naturally through the interaction of balance sheet accounts, that is, with strategic decisions oriented toward asset and liability accounts in the banking book, and through the trading of interest rate financial derivatives, among which we primarily have Swaps (IRS: Interest Rate Swap), where flows between fixed and variable rates (market index) are agreed upon.

Cibest Corporate Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on reference interest rates, terms, pricing review dates, maturities, and the notional amounts.

When a derivative is contracted for the purpose of hedging interest rate risk, Cibest Corporate Group negotiates the terms of the derivative seeking to mitigate the adverse financial effects of the covered exposure according to market conditions. To test the effectiveness of the hedge, Cibest Corporate Group uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in the fair value of the hedged item attributable to the covered risk.

For each hedging relationship, the objective is to maintain a ratio close to 1:1, so that changes in the fair value of the hedged item are offset by changes in interest rates.

The hedge ratio will be determined by comparing the notional value or sensitivity, depending on the definition of the risk and the conditions established for the structuring. However, factors such as market depth, the trading conditions of the hedging instruments, and natural variations in the hedged item may lead to differences in sensitivities and nominal values. These effects will be recognized in the result as appropriate.

Hedge ineffectiveness may arise from:

•The difference between the variable rate index present in the hedged item and the index used in the derivative instruments, according to market convention (Basis Risk).
•Differences in the settlement dates of the cash flows of the hedged item and the hedging instrument, and
•The credit risk of counterparties impacts the movements of the fair value of the hedging instrument and the hedged item differently.

Cibest Corporate Group risk management strategy and details of its application are further elaborated in the Risk Management - Market Risk section.

As of November 2025, cash flow and fair value hedging operations are carried out in Cibest Corporate Group, the details of derivatives designated as hedging instruments according to the type of hedge and covered risk are provided below:

1.Cash flow hedges

As of December 31, 2025, on the Consolidated Statement of Financial Position, Cibest Corporate Group held the following instruments to hedge exposures to changes in foreign currency and interest rates which have a maturity of less than one year:

As of December 31, 2025

	Maturity	Total
	Less than 1 year
In millions of COP (Except average rate)
Foreign currency risk
Forward exchange contracts
Notional amount of hedging instruments	169,069	169,069
Average rate of hedging instruments (COP/USD)	4,047
As of December 31, 2024

	Maturity	Total
	Less than 1 year
In millions of COP (Except average rate)
Foreign currency risk
Forward exchange contracts
Notional amount of hedging instruments	6,614	6,614
Average rate of hedging instruments (COP/USD)	4,496
Interest rate risk
Interest rate swaps
Notional amount of hedging instruments	188,000	188,000
Average fixed interest rate	8.63%
The impacts of the hedging instrument on the Consolidated Statement of Financial Position as of December 31, 2025, are as follows:

As of December 31, 2025

	Notional amount	Carrying amount		Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period
		Assets	Liabilities
In millions of COP
Foreign currency risk
Forward exchange contracts(1)	169,069	-	-	Derivative financial instruments	(5,587)
Interest rate risk
Interest rate swaps(1)	-	-	-	Derivative financial instruments	-

As of December 31, 2024

	Notional amount	Carrying amount		Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period
		Assets	Liabilities
In millions of COP
Foreign currency risk
Forward exchange contracts(1)	6,614	-	-	Derivative financial instruments	(65)
Interest rate risk
Interest rate swaps(1)	188,000	-	-	Derivative financial instruments	281
(1) The net balance between the rights and obligations of derivatives negotiated through risk chambers (or novated therein) is zero, given their daily clearing and settlement.

The impacts of hedged items on the Consolidated Statement of Financial Position as of December 31, 2025, are as follows:

As of December 31, 2025

	Change in fair value used for measuring ineffectiveness	Cash flow hedge reserve (OCI)	Balances remaining in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied
In millions of COP
Foreign currency risk
Forecast transactions	5,587	5,587	-
Interest rate risk
Deposits	-	-	-

As of December 31, 2024

	Change in fair value used for measuring ineffectiveness	Cash flow hedge reserve (OCI)	Balances remaining in the cash flow hedge reserve from hedging relationships for which hedge accounting is no longer applied
In millions of COP
Foreign currency risk
Forecast transactions	65	(65)	-
Interest rate risk
Deposits	(298)	281	-

The effects of the cash flow hedge in the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income as of December 31, 2025, are as follows:

As of December 31, 2025

	Total hedging gain/(loss) recognized in OCI	Ineffectiveness recognized in profit or loss	Line item in the Consolidated Statement of Income that includes the recognized hedge ineffectiveness	Amount reclassified from OCI to profit or loss	Line item in the Consolidated Statement of Income that includes the reclassification adjustment
In millions of COP
Foreign currency risk
Forecast transactions	(6,082)	47	Other operating income	513	Other administrative and general expenses
Interest rate risk
Deposits	135	-	Other operating income	(416)	Interest expense

As of December 31, 2024

	Total hedging gain/(loss) recognized in OCI	Ineffectiveness recogniszed in profit or loss	Line item in the Consolidated Statement of Income that includes the recognized hedge ineffectiveness	Amount reclassified from OCI to profit or loss	Line item in the Consolidated Statement of Income that includes the reclassification adjustment
In millions of COP
Foreign currency risk
Forecast transactions	(65)	-	Other operating income	-	Other administrative and general expenses
Interest rate risk
Deposits	416	-	Other operating income	(135)	Interest expense

Set out below is the reconciliation of each component of equity and the analysis of Other Comprehensive Income as of December 31, 2025:

As of December 31, 2025

	Foreign currency risk	Interest rate risk	Total
In millions of COP
As of January 1, 2025			-
Total hedging (loss)/gain recognized in OCI	(6,082)	135	(5,947)
Amount reclassified to profit or loss	560	(416)	144
Amount included in the cost of nonfinancial items	-	-	-
Total cash flow hedging	(5,522)	(281)	(5,803)
Income tax	(26)	113	87
As of December 31, 2025	(5,548)	(168)	(5,716)
As of December 31, 2024

	Foreign currency risk	Interest rate risk	Total
In millions of COP
As of January 1, 2025			-
Total hedging (loss)/gain recognized in OCI	(65)	416	351
Amount reclassified to profit or loss	-	(135)	(135)
Amount included in the cost of nonfinancial items	-	-	-
Total cash flow hedging	(65)	281	216
Income tax	26	(113)	(87)
As of December 31, 2025	(39)	168	129
2. Fair Value Hedges

As of December 31, 2025 and 2024, Cibest Corporate Group maintained the following instruments to hedge exposures to foreign currency changes and interest rates:

As of December 31, 2025

	Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
In millions of COP
Interest rate risk
Interest rate swaps
Notional amount	12,363,000	-	1,813,500	-	14,176,500
Average fixed interest rate	8.76%	-%	8.6%	-%

As of December 31, 2024

	Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
In millions of COP
Interest rate risk
Interest rate swaps
Notional amount	-	134,000	-	-	134,000
Average fixed interest rate	-%	8.22%	-%	-%

The impacts of the hedging instrument on the Consolidated Statement of Financial Position as of December 31, 2025, is as follows:

As of December 31, 2025

	Notional amount	Carrying amount		Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period
		Assets	Liabilities
In millions of COP
Interest rate risk
Interest rate swaps(1)	14,176,500	-	-	Derivative financial instruments	160,036

As of December 31, 2024

	Notional amount	Carrying amount		Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period
		Assets	Liabilities
In millions of COP
Interest rate risk
Interest rate swaps(1)	134,000	-	-	Derivative financial instruments	(1,044)
(1) The net balance between the rights and obligations of derivatives negotiated through risk chambers (or novated therein) is zero, given their daily clearing and settlement. The instrument has a maturity of 1 to 3 years at an average fixed interest rate of —%, for further details on maturity, see Note 15 Deposits by customers.

The impacts of hedged items on the Consolidated Statement of Financial Position as of December 31, 2025, is as follows:

As of December 31, 2025

	Carrying amount	Accumulated fair value adjustments	Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period	Accumulated amount of fair value hedge adjustments remaining in the Statement of Financial Position for any hedged items that have ceased to be adjusted for hedging gains and losses
In millions of COP
Interest rate risk
Deposits	15,670,372	(160,765)	Deposits by customers	160,765	-
As of December 31, 2024

	Carrying amount	Accumulated fair value adjustments	Line item in the Consolidated Statement of Financial Position	Change in fair value used for measuring ineffectiveness for the period	Accumulated amount of fair value hedge adjustments remaining in the Statement of Financial Position for any hedged items that have ceased to be adjusted for hedging gains and losses
In millions of COP
Interest rate risk
Deposits	128,454	(963)	Deposits by customers	963	-
The effects of the cash flow hedge in the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income as of December 31, 2025, is as follows:

As of December 31, 2025

	Ineffectiveness recognized in profit or loss	Line item in the Consolidated Statement of Income that includes the recognized hedge ineffectiveness
In millions of COP
Interest rate risk
Deposits	729	Other operating income

As of December 31, 2024

	Ineffectiveness recognized in profit or loss	Line item in the Consolidated Statement of Income that includes the recognized hedge ineffectiveness
In millions of COP
Interest rate risk
Deposits	(81)	Other operating income

3. Hedges of a net asset in a foreign operation
Grupo Cibest S.A. uses hedge accounting for net assets in foreign operations with non-derivative instruments and has designated USD528,000 in debt securities issued as hedging instruments. The purpose of this transaction is to protect Grupo Cibest S.A from exchange rate risk (USD/COP) for an amount equivalent to the net assets of the subsidiaries Bancolombia Panama S.A., Bancolombia Puerto Rico Internacional Inc. and Succursal Panama, whose financial information is expressed in dollars.
The book value and covered portion of the investment are listed below:

	December 31, 2025			December 31, 2024
	Net assets in foreign operations covered	Net assets in foreign operations not hedged	Net assets in foreign operations	Net assets in foreign operations covered	Net assets in foreign operations not hedged	Net assets in foreign operations
In thousands of USD
Banistmo S.A. (1)	-	-	-	884,544	1,723,889	2,608,433
Bancolombia Panamá S.A. (2)	287,000	97,470	384,470	-	-	-
Bancolombia Puerto Rico Internacional Inc. (2)	141,000	45,481	186,481	-	-	-
Sucursal Panamá (2)	100,000	12,124	112,124	-	-	-
Total	528,000	155,075	683,075	884,544	1,723,889	2,608,433
(1) In May 2025, the partial spin-off of assets and liabilities from Bancolombia S.A. to Grupo Cibest S.A. was completed. In this transaction, Banistmo S.A. was spun off to Grupo Cibest S.A. As a result, the hedge accounting of the net assets of a foreign operation on Banistmo was completely discontinued.
(2)As of May 2025, subordinated bonds maturing in 2027 and 2034 were designated as hedging instruments for the net assets of a foreign operation in Bancolombia Panama, Bancolombia Puerto Rico, and the Panama Branch, with the aim of mitigating the impact of exchange rate differences on the financial statements of the Cibest Consolidated Group.

The following is a breakdown of the hedging instruments for net foreign investment:
As of December 31, 2025

Debt securities issued designated as a hedging instrument
In thousands of USD
Opening date	Expiration date	Rate	Principal balance	Designated capital as a hedged instrument
18/10/2017	18/10/2027	7.03%	461,707	428,000
24/06/2024	24/12/2034	8.82%	800,000	100,000
Total debt securities issued			1,261,707	528,000

As of December 31, 2024

Debt securities issued designated as a hedging instrument
In thousands of USD
Opening date	Expiration date	Rate	Principal balance	Designated capital as a hedged instrument
18/10/2017	18/10/2027	7.03%	461,707	355,339
18/12/2019	18/12/2019	4.68%	800,000	529,205
Total debt securities issued			1,261,707	884,544

During 2024, Group Cibest made advance payments on bonds maturing in 2025, 2027, and 2029 for a total of USD1,320,327; of this amount, USD1,036,695 was part of the coverage ratio for net assets abroad, deciding to discontinue in the same proportion. On the other hand, the Bank issued bonds in June, maturing in 2034, for a value of USD800,000; of this issue, a total of USD529,205 was designated as coverage in December. See Note 18. Debt securities issued.

Measurement of effectiveness and ineffectiveness
A hedge is considered effective if, at the beginning of the period and in subsequent periods, changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge has been designated are offset.
The Cibest Consolidated Group has documented the effectiveness tests for the hedge. The hedge is considered fully effective, since the critical terms and risks of the obligations serving as the hedging instrument are identical to those of the primary position being hedged. The effectiveness of the hedge is measured before taxes.
Gains or losses on the translation of Banistmo's financial statements are recognized in the Consolidated Statement of Comprehensive Income. Consequently, the exchange difference related to the translation of debt securities issued and designated as hedges is recognized directly in the Consolidated Statement of Comprehensive Income. As a result of the revaluation of the Colombian peso against the US dollar, the foreign currency translation adjustment corresponding to hedging instruments as of December 31, 2025 was COP 364,414, and as of December 31, 2024 was COP (742,930)
For further information, see Consolidated Statement of Comprehensive Income and Note 18. Debt securities issued.

NOTE 6. LOANS AND ADVANCES TO CUSTOMERS, NET
Loans and financial leasing operating portfolio
The following is the composition of the loans and financial leasing operations portfolio, net as of December 31, 2025 and 2024:

Composition	December 31, 2025(1)	December 31, 2024
In millions of COP
Commercial	139,627,922	153,252,811
Consumer	52,753,546	55,815,683
Mortgage	34,416,372	41,741,601
Financial Leases(2)	28,493,129	27,291,604
Small Business Loans	1,063,012	1,352,209
Total gross loans and advances to customers(3)	256,353,981	279,453,908
Total allowance	(13,253,946)	(16,179,738)
Total Net loans and advances to customers	243,100,035	263,274,170
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025, which had a loan portfolio of COP 28,853,418 and a provision for loan portfolio impairment of COP 1,420,269 that were reclassified to Assets related to investments in subsidiaries held for sale. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)See note 11.1 Lessor.
(3)The decrease is mainly due to the effects of Banistmo S.A.'s classification as asset held for sale, offset by growth in Bancolombia S.A., due to higher disbursements made during 2025, as a result of quotas offered with rate benefits and improved dynamics following the reactivation of national government subsidies. Additionally, as of December 31, 2025, the Colombian peso devalued -14.79% against the US dollar, compared to December 31, 2024, which impacts the balances of the foreign subsidiaries.

Allowance for loan losses
The following table sets forth the changes in the allowance for loans and advances and lease losses as of December 31, 2025, 2024 and 2023:
As of December 31, 2025

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total(1)
In millions of COP
Balance at beginning of period January 1, 2025	7,259,230	6,497,777	1,235,177	1,088,272	99,282	16,179,738
Reclassification to assets held for sale(1)	(970,777)	(602,849)	(286,628)	(27,989)	(20,782)	(1,909,025)
Loan sales(2)	(336,124)	-	-	-	-	(336,124)
Recovery of charged - off loans	151,997	480,508	28,136	94,838	933	756,412
Credit impairment charges on loans, advances and financial leases, net(3)	1,045,454	3,149,937	41,122	111,744	89,175	4,437,432
Adjusted stage 3(4)	264,306	426,468	47,037	65,415	5,744	808,970
Charge-offs(5)	(1,334,284)	(4,613,577)	(77,397)	(262,636)	(52,853)	(6,340,747)
Translation adjustment(6)	(122,338)	(207,501)	(9,756)	(2,852)	(263)	(342,710)
Balance at December 31, 2025	5,957,464	5,130,763	977,691	1,066,792	121,236	13,253,946
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. The net effect of COP (1,909,025) corresponds to the opening balance as of January 1, 2025. The movements recorded in the period correspond to: impairment recognized in results in COP (183,462), charges-offs of COP (498,977), recovery of charged-off loans of COP (109,942), translation adjustment and others of

COP (283,166), for a total loan portfolio provision of COP (1,420,269). For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)Corresponds to the release of loan allowances related to portfolio sales.
(3)The loss allowance for 2025 decreases by 18% compared to the previous year; this reduction is due to the strong performance across all portfolios.
(4)Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.
(5)This amount is still subject to enforcement activity.
(6)The variation is due to the decrease in the market representative rate from COP 4,409.15 in December 2024 to COP 3,757.08 in December 2025.

As of December 31, 2024

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
In millions of COP
Balance at beginning of period January 1, 2024	6,290,266	7,717,038	1,023,206	1,024,575	168,018	16,223,103
Loan sales(1)	(178,128)	-	-	-	-	(178,128)
Recovery of charged - off loans	85,858	637,131	48,029	150,466	4,784	926,268
Credit impairment charges on loans, advances and financial leases, net(2)(3)	1,462,622	3,660,321	215,240	62,708	12,761	5,413,652
Adjusted stage 3(4)	331,332	579,861	41,563	72,432	9,010	1,034,198
Charge-offs(5)	(977,743)	(6,406,521)	(143,885)	(228,639)	(99,124)	(7,855,912)
Translation adjustment(6)	245,023	309,947	51,024	6,730	3,833	616,557
Balance at December 31, 2024	7,259,230	6,497,777	1,235,177	1,088,272	99,282	16,179,738
(1)Corresponds to the release of loan allowances related to portfolio sales.
(2)The credit impairment charges decreased by 27.45% compared to the previous year. This decrease is primarily due an improvement in the consumer portfolio resulting from lending and collection actions that Cibest Corporate Group initiated in 2023, which had positive effects in 2024. Additionally, there has been a positive effect of the macroeconomic variables in the expected credit losses models.
(3)The net provision for impairment of the loan portfolio and finance lease operations differs from the COP 4,964,893 reported in the consolidated income statement due to Banistmo S.A.'s net loan portfolio provision expense of COP 448,759, classified as a discontinued operation in 2025. For more information, see Note 31. Discontinued operation.
(4)Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.
(5)This amount is still subject to enforcement activity.
(6)The variation is due to the increase in the market representative rate from COP 3,822.05 in December 2023 to COP 4,409.15 in December 2024.

As of December 31, 2023

Concept	Commercial	Consumer	Mortgage	Financial Leases	Small business loans	Total
In millions of COP
Balance at beginning of period January 1, 2023	7,270,305	6,047,135	1,024,091	1,013,074	125,035	15,479,640
Loan sales(1)	(829,547)	-	-	-	-	(829,547)
Recovery of charged - off loans	93,251	548,655	64,573	61,749	2,706	770,934
Credit impairment charges on loans, advances and financial leases, net(2)	756,174	6,313,453	104,417	167,904	119,531	7,461,479
Adjusted stage 3(3)	427,283	509,668	33,465	67,288	11,201	1,048,905
Charge-offs(4)	(970,685)	(5,261,966)	(128,532)	(277,904)	(81,276)	(6,720,363)
Translation adjustment(5)	(456,515)	(439,907)	(74,808)	(7,536)	(9,179)	(987,945)
Balance at December 31, 2023	6,290,266	7,717,038	1,023,206	1,024,575	168,018	16,223,103
(1)Corresponds to the release of loan allowances related to portfolio sales.
(2)The net provision for impairment of the loan portfolio and finance lease operations differs from the COP 7,210,390 reported in the consolidated income statement due to Banistmo S.A.'s net loan portfolio provision expense of COP 251,089, classified as a discontinued operation in 2025. For more information, see Note 31. Discontinued operation.
(3)Recognized as a reduction to Interest Income on loans and financial leases in Consolidated Statement of Income, in accordance with IFRS 9.
(4)This amount is still subject to enforcement activity.
(5)The variation is due to the decrease in the market representative rate from COP 4,810.20 in December 2022 to COP 3,822.05 in December 2023.

The following table presents information about the nature and effects of changes in the contractual cash flows of the loan portfolio that did not result in derecognition and the effect of these changes on the measurement of expected credit losses.

Changes in the contractual cash flows of the loan portfolio that did not result in derecognition
In millions of COP
	December 31, 2025	December 31, 2024
Loan portfolio modified during the period
Amortized cost before modification	6,383,018	7,563,621
Net gain or loss on changes	(194,997)	(560,552)
Loan portfolio modified since initial recognition
Gross carrying value of the previously modified loan portfolio for which the allowance for losses has been changed from the asset's life to the expected credit losses for 12 months.	355,652	325,028

Loans and advances according to their type of evaluation
Expected credit losses are calculated using both individual and collective models and methodologies, impairment loan portfolio analyzed by individual evaluation at COP 4.3 trillion, which represented 1.7% of the total portfolio of Cibest Corporate Group.
The table below shows loans and advances according to their type of evaluation for the periods ending December 31, 2025 and 2024:

December 31, 2025
In millions of COP
Evaluation	Stage 1		Stage 2		Stage 3		Total
	Gross	Allowance	Gross	Allowance	Gross	Allowance	Gross	Allowance
Collectively evaluated	230,529,201	2,009,090	13,291,069	2,277,512	8,194,278	6,027,390	252,014,548	10,313,992
Individually evaluated	-	-	-	-	4,339,433	2,939,954	4,339,433	2,939,954
Total	230,529,201	2,009,090	13,291,069	2,277,512	12,533,711	8,967,344	256,353,981	13,253,946

December 31, 2024
In millions of COP
Evaluation	Stage 1		Stage 2		Stage 3		Total
	Gross	Allowance	Gross	Allowance	Gross	Allowance	Gross	Allowance
Collectively evaluated	245,272,297	2,174,979	16,670,291	2,673,761	10,984,759	7,597,019	272,927,347	12,445,759
Individually evaluated	-	-	-	-	6,526,561	3,733,979	6,526,561	3,733,979
Total	245,272,297	2,174,979	16,670,291	2,673,761	17,511,320	11,330,998	279,453,908	16,179,738
Impact of movements in the value of the portfolio and loss allowance by Stage
The following explains the significant changes in the loans and the allowance for loan losses by category during the periods ended on December 31, 2025 and 2024 as a result of applying the expected credit loss model according to IFRS 9:
Variation December 2025 vs December 2024
Stage 1 (12-month expected credit losses)
The exposure in Stage 1 decreased by COP (14,743,096) and the loss allowance decreased by COP (165,889). The decrease in exposure and provision is mainly Banistmo S.A.'s classification as asset held for sale since December 18, 2025, as during 2025 the portfolio showed strong disbursement dynamics.

Stage 2 (Lifetime expected credit losses)
The exposure in Stage 2 decreased by COP (3,379,222) and the loss allowance registered a negative variation of COP (396,249). The decrease in exposure and provisions in this stage is primarily due to the Banistmo S.A.'s classification as asset held for sale since December 18, 2025, partially offset by an increase in impairment of specific clients in the commercial portfolio in Colombia and the consumer portfolio in Guatemala.

Stage 3 (Lifetime expected credit losses)
The exposure in Stage 3 decreased by COP (4,977,609) and the loss allowance decreased by COP (2,363,654). The reduction in exposure and provisions in this stage is mainly Banistmo S.A.'s classification as asset held for sale since December 18, 2025 and the strong performance observed in the portfolio during 2025.

For more information about Banistmo S.A.'s classification as asset held for sale see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
As of December 31, 2025
Commercial

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2025	137,761,467	(502,037)	5,545,788	(459,510)	9,945,556	(6,297,683)	153,252,811	(7,259,230)
Reclassification to assets held for sale(1)	(12,125,138)	45,922	(1,608,363)	33,845	(2,265,986)	891,010	(15,999,487)	970,777
Transfers of financial instruments:	(1,599,937)	79,247	412,309	30,925	1,187,628	(110,172)	-	-
Transfers from stage 1 to stage 2	(1,579,903)	17,471	1,579,903	(17,471)	-	-	-	-
Transfers from stage 1 to stage 3	(551,698)	129,948	-	-	551,698	(129,948)	-	-
Transfers from stage 2 to stage 1	521,590	(36,027)	(521,590)	36,027	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(798,490)	109,139	798,490	(109,139)	-	-
Transfers from stage 3 to stage 1	10,074	(32,145)	-	-	(10,074)	32,145	-	-
Transfers from stage 3 to stage 2	-	-	152,486	(96,770)	(152,486)	96,770	-	-
Remeasurement arising from transfer of stage	(576,552)	(54,986)	(212,241)	(55,034)	141,315	(1,115,161)	(647,478)	(1,225,181)
Remeasurement from remaining in the stage	(7,895,159)	30,960	(144,129)	(32,521)	(337,299)	(159,442)	(8,376,587)	(161,003)
Remeasurement due to changes in economics factors	-	(108,077)	-	817	-	2,038	-	(105,222)
Remeasurement due to changes in model inputs	-	63,096	-	59,654	-	(45,466)	-	77,284
New financial assets originated(2)	75,155,440	(183,471)	1,199,076	(153,031)	1,099,244	(697,146)	77,453,760	(1,033,648)
Financial assets that have been derecognized	(56,859,784)	154,753	(1,209,177)	91,006	(1,426,985)	1,076,378	(59,495,946)	1,322,137
Charges-off	(7,394)	480	(43,895)	21,388	(1,282,995)	1,312,416	(1,334,284)	1,334,284
Foreign Exchange and other movements	(4,952,926)	8,956	(150,346)	8,349	(121,595)	105,033	(5,224,867)	122,338
Balance at December 31, 2025	128,900,017	(465,157)	3,789,022	(454,112)	6,938,883	(5,038,195)	139,627,922	(5,957,464)
(1) The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2) Includes financial assets originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2025	46,697,013	(1,370,712)	5,118,607	(1,644,274)	4,000,063	(3,482,791)	55,815,683	(6,497,777)
Reclassification to assets held for sale(1)	(4,807,840)	129,943	(776,756)	244,003	(276,624)	228,903	(5,861,220)	602,849
Transfers of financial instruments:	(1,615,302)	(93,716)	532,447	38,985	1,082,855	54,731	-	-
Transfers from stage 1 to stage 2	(1,518,885)	102,096	1,518,885	(102,096)	-	-	-	-
Transfers from stage 1 to stage 3	(927,968)	64,375	-	-	927,968	(64,375)	-	-
Transfers from stage 2 to stage 1	748,932	(184,573)	(748,932)	184,573	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(468,223)	154,938	468,223	(154,938)	-	-
Transfers from stage 3 to stage 1	82,619	(75,614)	-	-	(82,619)	75,614	-	-
Transfers from stage 3 to stage 2	-	-	230,717	(198,430)	(230,717)	198,430	-	-
Remeasurement arising from transfer of stage	(361,401)	261,035	(368,351)	(102,279)	1,039,113	(3,304,618)	309,361	(3,145,862)
Remeasurement from remaining in the stage	(3,747,909)	153,169	(182,635)	151,134	(4,227)	1,762	(3,934,771)	306,065
Remeasurement due to changes in economics factors	-	(207,564)	-	(1,466)	-	3,526	-	(205,504)
Remeasurement due to changes in model inputs	-	13,396	-	(137,978)	-	10,475	-	(114,107)
New financial assets originated(2)	22,087,030	(548,952)	1,937,447	(651,351)	772,622	(636,814)	24,797,099	(1,837,117)
Financial assets that have been derecognized	(10,676,274)	291,106	(770,167)	275,579	(435,700)	372,927	(11,882,141)	939,612
Charges-off	(546,673)	49,407	(760,127)	357,949	(3,306,777)	4,206,221	(4,613,577)	4,613,577
Foreign Exchange and other movements	(1,659,764)	45,487	(133,041)	35,024	(84,083)	126,990	(1,876,888)	207,501
Balance at December 31, 2025	45,368,880	(1,277,401)	4,597,424	(1,434,674)	2,787,242	(2,418,688)	52,753,546	(5,130,763)
(1) The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2) Includes financial assets originated and restructured.

Financial Leases

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2025	22,561,434	(118,828)	3,212,710	(234,230)	1,517,460	(735,214)	27,291,604	(1,088,272)
Reclassification to assets held for sale(1)	(514,783)	4,049	(20,980)	2,247	(31,870)	21,693	(567,633)	27,989
Transfers of financial instruments:	(583,172)	(19,345)	324,853	29,925	258,319	(10,580)	-	-
Transfers from stage 1 to stage 2	(895,754)	11,458	895,754	(11,458)	-	-	-	-
Transfers from stage 1 to stage 3	(110,470)	2,658	-	-	110,470	(2,658)	-	-
Transfers from stage 2 to stage 1	422,790	(33,269)	(422,790)	33,269	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(316,924)	53,288	316,924	(53,288)	-	-
Transfers from stage 3 to stage 1	262	(192)	-	-	(262)	192	-	-
Transfers from stage 3 to stage 2	-	-	168,813	(45,174)	(168,813)	45,174	-	-
Remeasurement arising from transfer of stage	(48,812)	30,400	(80,891)	(48,481)	49,833	(257,550)	(79,870)	(275,631)
Remeasurement from remaining in the stage	(1,991,928)	17,943	(70,056)	14,965	(70,210)	(4,279)	(2,132,194)	28,629
Remeasurement due to changes in economics factors	-	(39,665)	-	(1,077)	-	(525)	-	(41,267)
Remeasurement due to changes in model inputs	-	9,117	-	5,909	-	(62,139)	-	(47,113)
New financial assets originated(2)	6,649,904	(18,572)	206,109	(9,975)	22,459	(11,093)	6,878,472	(39,640)
Financial assets that have been derecognized	(2,072,585)	9,456	(260,935)	16,462	(216,667)	77,107	(2,550,187)	103,025
Charges-off	(105)	4	(72,142)	71,196	(190,389)	191,436	(262,636)	262,636
Foreign Exchange and other movements	(76,563)	236	(6,351)	207	(1,513)	2,409	(84,427)	2,852
Balance at December 31, 2025	23,923,390	(125,205)	3,232,317	(152,852)	1,337,422	(788,735)	28,493,129	(1,066,792)
(1) The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2) Includes financial assets originated and restructured.

Mortgage

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2025	37,076,580	(158,420)	2,701,930	(315,726)	1,963,091	(761,031)	41,741,601	(1,235,177)
Reclassification to assets held for sale(1)	(9,452,639)	34,415	(1,357,043)	90,049	(684,397)	162,164	(11,494,079)	286,628
Transfers of financial instruments:	(477,672)	(33,513)	248,173	(1,080)	229,499	34,593	-	-
Transfers from stage 1 to stage 2	(571,346)	12,468	571,346	(12,468)	-	-	-	-
Transfers from stage 1 to stage 3	(205,738)	4,973	-	-	205,738	(4,973)	-	-
Transfers from stage 2 to stage 1	298,159	(50,598)	(298,159)	50,598	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(289,490)	53,061	289,490	(53,061)	-	-
Transfers from stage 3 to stage 1	1,253	(356)	-	-	(1,253)	356	-	-
Transfers from stage 3 to stage 2	-	-	264,476	(92,271)	(264,476)	92,271	-	-
Remeasurement arising from transfer of stage	(20,554)	44,968	(18,660)	(12,478)	52,712	(149,859)	13,498	(117,369)
Remeasurement from remaining in the stage	(1,338,191)	6,160	(20,607)	30,495	35,581	(91,633)	(1,323,217)	(54,978)
Remeasurement due to changes in economics factors	-	(13,278)	-	(1,704)	-	-	-	(14,982)
Remeasurement due to changes in model inputs	-	25,376	-	15,953	-	479	-	41,808
New financial assets originated(2)	8,773,202	(21,501)	111,527	(15,307)	44,135	(17,817)	8,928,864	(54,625)
Financial assets that have been derecognized	(2,362,816)	8,668	(94,631)	14,923	(127,539)	60,260	(2,584,986)	83,851
Charges-off	(1,526)	1	(423)	3	(75,448)	77,393	(77,397)	77,397
Foreign Exchange and other movements	(745,144)	769	(18,290)	576	(24,478)	8,411	(787,912)	9,756
Balance at December 31, 2025	31,451,240	(106,355)	1,551,976	(194,296)	1,413,156	(677,040)	34,416,372	(977,691)
(1) The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2) Includes financial assets originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2025	1,175,803	(24,982)	91,256	(20,021)	85,150	(54,279)	1,352,209	(99,282)
Reclassification to assets held for sale(1)	(580,125)	4,720	(48,619)	3,771	(38,067)	12,291	(666,811)	20,782
Transfers of financial instruments:	(54,800)	1,009	28,536	1,683	26,264	(2,692)	-	-
Transfers from stage 1 to stage 2	(40,405)	1,811	40,405	(1,811)	-	-	-	-
Transfers from stage 1 to stage 3	(21,187)	1,084	-	-	21,187	(1,084)	-	-
Transfers from stage 2 to stage 1	6,737	(1,845)	(6,737)	1,845	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(6,062)	2,348	6,062	(2,348)	-	-
Transfers from stage 3 to stage 1	55	(41)	-	-	(55)	41	-	-
Transfers from stage 3 to stage 2	-	-	930	(699)	(930)	699	-	-
Remeasurement arising from transfer of stage	(3,107)	1,580	(8,565)	(7,429)	(8,615)	(30,397)	(20,287)	(36,246)
Remeasurement from remaining in the stage	(132,363)	3,246	(2,418)	987	(909)	309	(135,690)	4,542
Remeasurement due to changes in economics factors	-	(1,354)	-	74	-	79	-	(1,201)
Remeasurement due to changes in model inputs	-	349	-	(1,985)	-	404	-	(1,232)
New financial assets originated(2)	637,291	(25,040)	80,827	(27,711)	28,036	(19,907)	746,154	(72,658)
Financial assets that have been derecognized	(143,836)	4,721	(8,734)	3,040	(3,657)	3,182	(156,227)	10,943
Charges-off	(10,034)	729	(11,807)	5,976	(31,012)	46,148	(52,853)	52,853
Foreign Exchange and other movements	(3,155)	50	(146)	37	(182)	176	(3,483)	263
Balance at December 31, 2025	885,674	(34,972)	120,330	(41,578)	57,008	(44,686)	1,063,012	(121,236)
(1) The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2) Includes financial assets originated and restructured.

Variation December 2024 vs December 2023
Stage 1 (12-month expected credit losses)
The exposure in Stage 1 increased by COP 22,899,408 and the loss allowance increased by COP (1,520,924). The increase in the portfolio in this Stage is mainly due to the dynamics of disbursements in the corporate portfolio and the restatement of dollar loans into Colombian Pesos due to the increase in the exchange rate. The decrease in the loss allowance is due to a higher portfolio participation in lower-risk categories and the macroeconomic impact on the PD (probability of default) models, which have a more favorable economic outlook, where a downward trend in interest rates in Colombia is observed, which positively affects the portfolios of individuals.
Stage 2 (Lifetime expected credit losses)
The exposure in Stage 2 increased by COP 627,630 and the loss allowance increased by COP 137,359. The increase in exposure is mainly due to clients in the corporate portfolio classified as medium risk, through monitoring by the Special Client Management Committee, and a higher number of restructurings compared to the previous year. The increase in the provision is consistent with the arrival of these clients.
Stage 3 (Lifetime expected credit losses)
The exposure in Stage 3 increased by COP 1,975,223 and the loss allowance increased by COP 1,340,200. This variation in exposure and provisions is primarily due to the deterioration of clients in the legal entity portfolio, which includes both corporate clients and SMEs. Significant defaults were particularly observed in the pharmaceutical, commerce, manufacturing, and construction sectors.

As of December 31, 2024
Commercial

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	120,773,927	(638,095)	5,453,537	(425,470)	8,459,932	(5,226,701)	134,687,396	(6,290,266)
Transfers of financial instruments:	(1,548,717)	(13,835)	(200,399)	101,921	1,749,116	(88,086)	-	-
Transfers from stage 1 to stage 2	(1,625,193)	22,890	1,625,193	(22,890)	-	-	-	-
Transfers from stage 1 to stage 3	(1,207,431)	36,155	-	-	1,207,431	(36,155)	-	-
Transfers from stage 2 to stage 1	1,278,864	(70,018)	(1,278,864)	70,018	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(633,645)	86,370	633,645	(86,370)	-	-
Transfers from stage 3 to stage 1	5,043	(2,862)	-	-	(5,043)	2,862	-	-
Transfers from stage 3 to stage 2	-	-	86,917	(31,577)	(86,917)	31,577	-	-
Remeasurement arising from transfer of stage	(537,295)	42,814	(254,631)	(33,104)	(236,667)	(1,205,996)	(1,028,593)	(1,196,286)
Remeasurement from remaining in the stage	(7,993,068)	112,459	(269,421)	38,168	29,358	(329,489)	(8,233,131)	(178,862)
Remeasurement due to changes in economics factors	-	3,800	-	(1,359)	-	109	-	2,550
Remeasurement due to changes in model inputs	-	12,929	-	(60,157)	-	28,775	-	(18,453)
New financial assets originated(1)	83,411,122	(234,532)	2,012,893	(166,762)	1,595,995	(954,919)	87,020,010	(1,356,213)
Financial assets that have been derecognized	(61,617,701)	229,467	(1,631,559)	81,976	(1,177,975)	734,137	(64,427,235)	1,045,580
Charges-off	(18,847)	872	(71,910)	24,045	(886,986)	952,826	(977,743)	977,743
Foreign Exchange and other movements	5,292,046	(17,916)	507,278	(18,768)	412,783	(208,339)	6,212,107	(245,023)
Balance at December 31, 2024	137,761,467	(502,037)	5,545,788	(459,510)	9,945,556	(6,297,683)	153,252,811	(7,259,230)
(1)Includes financial assets originated and restructured.

Consumer

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	46,060,615	(2,672,234)	4,407,067	(1,584,505)	4,124,087	(3,460,299)	54,591,769	(7,717,038)
Transfers of financial instruments:	(3,287,690)	167,853	1,334,175	(32,948)	1,953,515	(134,905)	-	-
Transfers from stage 1 to stage 2	(2,355,931)	236,700	2,355,931	(236,700)	-	-	-	-
Transfers from stage 1 to stage 3	(1,694,306)	185,537	-	-	1,694,306	(185,537)	-	-
Transfers from stage 2 to stage 1	705,570	(207,512)	(705,570)	207,512	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(572,936)	195,424	572,936	(195,424)	-	-
Transfers from stage 3 to stage 1	56,977	(46,872)	-	-	(56,977)	46,872	-	-
Transfers from stage 3 to stage 2	-	-	256,750	(199,184)	(256,750)	199,184	-	-
Remeasurement arising from transfer of stage	(322,470)	214,334	(389,162)	(153,151)	1,432,594	(4,673,940)	720,962	(4,612,757)
Remeasurement from remaining in the stage	(3,891,488)	246,406	(137,592)	(27,302)	27,126	(96,141)	(4,001,954)	122,963
Remeasurement due to changes in economics factors	-	13,782	-	8,102	-	(4,463)	-	17,421
Remeasurement due to changes in model inputs	-	370,905	-	(37,890)	-	(28,501)	-	304,514
New financial assets originated(1)	18,171,352	(503,056)	1,702,506	(592,301)	1,099,137	(970,118)	20,972,995	(2,065,475)
Financial assets that have been derecognized	(11,013,532)	597,248	(895,311)	336,485	(525,071)	422,288	(12,433,914)	1,356,021
Charges-off	(1,093,049)	266,898	(1,092,436)	502,944	(4,221,036)	5,636,679	(6,406,521)	6,406,521
Foreign Exchange and other movements	2,073,275	(72,848)	189,360	(63,708)	109,711	(173,391)	2,372,346	(309,947)
Balance at December 31, 2024	46,697,013	(1,370,712)	5,118,607	(1,644,274)	4,000,063	(3,482,791)	55,815,683	(6,497,777)
(1)Includes financial assets originated and restructured.
Financial leases

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	22,553,128	(145,429)	3,293,100	(206,641)	1,430,829	(672,505)	27,277,057	(1,024,575)
Transfers of financial instruments:	(626,993)	(32,495)	164,252	42,979	462,741	(10,484)	-	-
Transfers from stage 1 to stage 2	(807,360)	11,270	807,360	(11,270)	-	-	-	-
Transfers from stage 1 to stage 3	(301,609)	5,217	-	-	301,609	(5,217)	-	-
Transfers from stage 2 to stage 1	476,482	(48,011)	(476,482)	48,011	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(261,903)	28,911	261,903	(28,911)	-	-
Transfers from stage 3 to stage 1	5,494	(971)	-	-	(5,494)	971	-	-
Transfers from stage 3 to stage 2	-	-	95,277	(22,673)	(95,277)	22,673	-	-
Remeasurement arising from transfer of stage	(29,224)	26,927	(111,911)	(24,264)	82,688	(332,058)	(58,447)	(329,395)
Remeasurement from remaining in the stage	(2,030,801)	1,024	(36,408)	6,618	(48,471)	19,994	(2,115,680)	27,636
Remeasurement due to changes in economics factors	-	388	-	(1,315)	-	3,278	-	2,351
Remeasurement due to changes in model inputs	-	33,405	-	(39,054)	-	(19,599)	-	(25,248)
New financial assets originated(1)	4,685,664	(16,709)	265,140	(61,525)	43,177	(26,867)	4,993,981	(105,101)
Financial assets that have been derecognized	(2,161,635)	14,818	(369,040)	13,130	(232,037)	116,203	(2,762,712)	144,151
Charges-off	(2,309)	116	(626)	38,690	(225,704)	189,833	(228,639)	228,639
Foreign Exchange and other movements	173,604	(873)	8,203	(2,848)	4,237	(3,009)	186,044	(6,730)
Balance at December 31, 2024	22,561,434	(118,828)	3,212,710	(234,230)	1,517,460	(735,214)	27,291,604	(1,088,272)

(1)Includes financial assets originated and restructured.
Mortgage

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	32,210,648	(184,915)	2,628,654	(284,921)	1,411,106	(553,370)	36,250,408	(1,023,206)
Transfers of financial instruments:	(530,580)	(63,741)	(110,527)	65,658	641,107	(1,917)	-	-
Transfers from stage 1 to stage 2	(1,054,660)	17,932	1,054,660	(17,932)	-	-	-	-
Transfers from stage 1 to stage 3	(388,239)	7,709	-	-	388,239	(7,709)	-	-
Transfers from stage 2 to stage 1	911,038	(89,109)	(911,038)	89,109	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(575,585)	77,114	575,585	(77,114)	-	-
Transfers from stage 3 to stage 1	1,281	(273)	-	-	(1,281)	273	-	-
Transfers from stage 3 to stage 2	-	-	321,436	(82,633)	(321,436)	82,633	-	-
Remeasurement arising from transfer of stage	(46,383)	71,166	(34,361)	(69,232)	58,849	(197,427)	(21,895)	(195,493)
Remeasurement from remaining in the stage	(1,500,100)	146	(28,254)	(50,026)	(14,983)	(92,113)	(1,543,337)	(141,993)
Remeasurement due to changes in economics factors	-	(655)	-	232	-	-	-	(423)
Remeasurement due to changes in model inputs	-	35,570	-	38,196	-	(59,346)	-	14,420
New financial assets originated(1)	7,250,404	(24,146)	89,441	(15,434)	38,103	(15,032)	7,377,948	(54,612)
Financial assets that have been derecognized	(2,219,679)	13,232	(88,540)	12,205	(114,124)	47,832	(2,422,343)	73,269
Charges-off	(3,221)	263	(2,019)	1,789	(138,645)	141,833	(143,885)	143,885
Foreign Exchange and other movements	1,915,491	(5,340)	247,536	(14,193)	81,678	(31,491)	2,244,705	(51,024)
Balance at December 31, 2024	37,076,580	(158,420)	2,701,930	(315,726)	1,963,091	(761,031)	41,741,601	(1,235,177)
(1)Includes financial assets originated and restructured.

Small business loans

	Stage1		Stage2		Stage3		Total
	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance	Gross carrying	Allowance
In millions of COP
Balance at January 1, 2024	774,571	(55,230)	260,303	(34,865)	110,143	(77,923)	1,145,017	(168,018)
Transfers of financial instruments:	48,693	4,363	(90,096)	465	41,403	(4,828)	-	-
Transfers from stage 1 to stage 2	(32,175)	5,260	32,175	(5,260)	-	-	-	-
Transfers from stage 1 to stage 3	(26,237)	3,577	-	-	26,237	(3,577)	-	-
Transfers from stage 2 to stage 1	106,886	(4,362)	(106,886)	4,362	-	-	-	-
Transfers from stage 2 to stage 3	-	-	(22,854)	3,333	22,854	(3,333)	-	-
Transfers from stage 3 to stage 1	219	(112)	-	-	(219)	112	-	-
Transfers from stage 3 to stage 2	-	-	7,469	(1,970)	(7,469)	1,970	-	-
Remeasurement arising from transfer of stage	(8,293)	2,046	(11,218)	(35)	2,245	(59,190)	(17,266)	(57,179)
Remeasurement from remaining in the stage	(119,140)	13,134	(1,716)	9,558	(4,671)	(1,179)	(125,527)	21,513
Remeasurement due to changes in economics factors	-	549	-	103	-	(52)	-	600
Remeasurement due to changes in model inputs	-	9,603	-	(169)	-	(740)	-	8,694
New financial assets originated(1)	774,418	(15,290)	42,211	(6,973)	18,044	(12,363)	834,673	(34,626)
Financial assets that have been derecognized	(323,208)	12,414	(120,903)	5,663	(27,026)	16,366	(471,137)	34,443
Charges-off	(19,210)	3,952	(19,407)	7,670	(60,507)	87,502	(99,124)	99,124
Foreign Exchange and other movements	47,972	(523)	32,082	(1,438)	5,519	(1,872)	85,573	(3,833)
Balance at December 31, 2024	1,175,803	(24,982)	91,256	(20,021)	85,150	(54,279)	1,352,209	(99,282)
(1)Includes financial assets originated and restructured.

For more information, see RISK MANAGEMENT in the credit risk section.

NOTE 7. ASSETS HELD FOR SALE AND INVENTORIES, NET
The breakdown of inventories and assets held for sale, net of the Cibest Corporate Group is as follows:

Assets held for sale and inventories	December 31, 2025 (1)	December 31, 2024
In millions of COP
Inventories, net	656,019	932,657
Assets held for sale, net	10,342	173,742
Total assets held for sale and inventories, net	666,361	1,106,399
(1) The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025, which recorded inventories of COP 129,046, impairment of COP 4,385, and assets held for sale of COP 124,660, which were reclassified to Assets related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity, Note 2.D12. Material accounting policies – Assets held for sale and discontinued operations, and Note 31. Discontinued Operation.
7.1. Inventories
Due to the nature of the financial services provided by some subsidiaries of the Cibest Corporate Group, assets provided through operating or financial leases to third parties that do not exercise the purchase option or that do not have a purchase option, are recorded as inventories once the agreement expires, considering that in the course of the ordinary activities performed by such subsidiaries, those assets are routinely sold.
In addition, the Cibest Corporate Group companies have a business unit that develops real estate, which are sold in the ordinary course of business and are classified as inventories.

The Cibest Corporate Group inventories at December 31, 2025, and 2024, are summarized as follows:

Inventories	December 31, 2025 (1)	December 31, 2024
In millions of COP
Lands and buildings(2)	457,482	576,556
Vehicles(3)	182,745	365,173
Machinery and others(4)	41,335	32,166
Total inventory cost	681,562	973,895
Impairment	(25,543)	(41,238)
Total inventories, net	656,019	932,657
(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For further information, see Note 1, Reporting Entity; Note 2.D12, Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31, Discontinued Operation.
(2)The decrease corresponds mainly to Fondo Inmobiliario Colombia, which is associated with autonomous trusts that develop projects to sell real estate units.
(3) The variation corresponds mainly to Bancolombia due to higher vehicle sales during 2025.
(4) The increase corresponds mainly to income from machinery and equipment received in processes with customers.

As of December 31, 2025, Banistmo S.A. (subsidiary classified as an asset held for sale) had a inventory cost of COP 129,046 and impairment of COP 4,385. For more information, see Note 31. Discontinued operations.
Impairment is recognized based on market price fluctuation due to the fact that the fair value is determined by the offering price less cost to sell.
There are one hundred twenty-nine thousand forty-six inventories pledged as collateral for liabilities as of December 31, 2025, and 2024.
7.2. Assets held for sale
The assets recognized by the Cibest Corporate Group as assets held for sale correspond to machinery, equipment, motor vehicles, and technology, among others that have been received as assets received in lieu of payment.

These assets are subject to a current plan for their sale, which contains the details of the selling price allocation and the advertising and marketing plan. Furthermore, the plan specifies the conditions to proceed with the selling process.
The total balance of assets held for sale, by operating segment, are detailed below:
As of December 31, 2025

Assets held for sale	Banking Colombia	Banking El Salvador	Banking Guatemala	Total (1)
In millions of COP
Machinery and equipment	5,622	-	-	5,622
Cost	5,658	-	-	5,658
Impairment	(36)	-	-	(36)
Real estate for residential purposes	1,909	1,168	1,507	4,584
Cost	1,909	1,168	1,507	4,584
Impairment	-	-	-	-
Real estate different from residential properties	136	-	-	136
Cost	136	-	-	136
Impairment	-	-	-	-
Total assets held for sale - cost	7,703	1,168	1,507	10,378
Total assets held for sale - impairment	(36)	-	-	(36)
Total assets held for sale	7,667	1,168	1,507	10,342
(1) The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For further information, see Note 1, Reporting Entity; Note 2.D12, Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31, Discontinued Operation.

For 2025 there are four thousand three hundred eighty-five assets related to investments held for sale.
As of December 31, 2024

Assets held for sale	Banking Colombia	Banking Panama	Banking El Salvador	Banking Guatemala	Total
In millions of COP
Machinery and equipment	5,563	4,522	-	-	10,085
Cost	5,660	4,532	-	-	10,192
Impairment	(97)	(10)	-	-	(107)
Real estate for residential purposes	2,887	111,983	6,349	12,644	133,863
Cost	2,887	116,214	6,374	12,673	138,148
Impairment	-	(4,231)	(25)	(29)	(4,285)
Real estate different from residential properties	182	29,612	-	-	29,794
Cost	182	29,787	-	-	29,969
Impairment	-	(175)	-	-	(175)
Total assets held for sale - cost	8,729	150,533	6,374	12,673	178,309
Total assets held for sale - impairment	(97)	(4,416)	(25)	(29)	(4,567)
Total assets held for sale(1)	8,632	146,117	6,349	12,644	173,742
(1)For 2024 there are no assets related to investments held for sale.
Impairment losses are recognized for the difference between the carrying and recoverable amount of the asset.

NOTE 8. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table presents information regarding Cibest Corporate Group investments in associates and joint ventures:

Composition	December 31, 2025	December 31, 2024
In millions of COP
Investments in associates(1)	3,013,466	2,768,611
Investments in joint ventures(2)	298,040	160,373
Total investments in associates and joint ventures	3,311,506	2,928,984
(1)As of December 31, 2025, and 2024, the amount includes investments in associates at fair value for COP 2,041,402 and COP 1,830,884, respectively, see Note 30. Fair value of assets and liabilities. Additionally, the amount includes investments in associates at equity method value for COP 972,064 and COP 937,727, respectively.
(2)All investments in joint ventures are accounted for using the equity method.
The following are the investments in associates that Cibest Corporate Group holds as of December 31, 2025, and 2024:

Company name	Main activity	Country	December 31, 2025			December 31, 2024
			% of Ownership interest	Carrying amount		% of Ownership interest	Carrying amount
In millions of COP
P.A Viva Malls(1)	Development and operation of commercial spaces	Colombia	49.00%	1,990,554		49.00%	1,817,503
Protección S.A.(1)	Administration of pension and severance funds	Colombia	20.58%	661,833		20.58%	625,370
P.A El Bosque	Real estate ecosystems	Colombia	14.11%	82,547	*	14.11%	85,863	*
Titularizadora Colombiana S.A. Hitos.	Mortgage portfolio securities	Colombia	26.98%	44,726	*	26.98%	42,050	*
Redeban Multicolor S.A.	Network data transmission services	Colombia	20.36%	43,701	*	20.36%	42,190	*
P.A El Otoño	Real estate ecosystems	Colombia	16.30%	38,867	*	16.30%	36,676	*
P.A Lote Palermo(2)	Real estate ecosystems	Colombia	37.50%	37,294		-%	-
ACH Colombia S.A.	Electronic transfer services	Colombia	19.94%	28,613	*	19.94%	23,706	*
Patria Asset Management S.A.	Investment management services	Colombia	49.31%	24,742	*	49.31%	20,428
P.A Distrito Vera	Real estate ecosystems	Colombia	33.33%	13,408		33.33%	13,325
Servicios Financieros, S.A. de C.V.	Processing of financial transactions and electronic payment methods	El Salvador	49.78%	12,567	*	49.78%	12,695	*
Servicio Salvadoreño de Protección, S. A. de C.V.	Custodial services and transfer of monetary types	El Salvador	25.00%	12,145	*	25.00%	13,382	*
P.A La Felicidad	Real estate ecosystems	Colombia	20.00%	7,689	*	20.00%	4,067	*
P.A Boreal	Real estate ecosystems	Colombia	20.00%	5,622	*	20.00%	8,658	*
P.A Madrid II	Real estate ecosystems	Colombia	20.00%	4,129	*	20.00%	3,103	*
Reintegra S.A.S.	Collections and recovery of portfolio	Colombia	46.00%	2,696	*	46.00%	3,520
Agricapital S.A.S.	Financial services	Colombia	10.79%	1,064	*	10.79%	991	*
ACH de El Salvador, S. A. de C.V.	Electronic transfer services	El Salvador	25.00%	842	*	25.00%	1,544	*
P.A Mirador de la Ciénaga.	Real estate ecosystems	Colombia	13.00%	281	*	13.00%	4,326	*
Fideicomiso Locales Distrito Vera	Real estate ecosystems	Colombia	33.33%	146		33.33%	56
Internacional Ejecutiva de Aviación S.A.S.(3)	Aircraft and aircraft travel service	Colombia	-%	-		37.50%	9,158
Servicios de Identidad Digital S.A.S.(4)	Digital services	Colombia	-%	-		33.33%	-
Total investments in associates				3,013,466			2,768,611
(1)For further information, see table the changes in the carrying amount of associates of Cibest Corporate Group as of December 31, 2025 and 2024.
(2)Investment reclassified from equity instrument to associate by FCP Fondo Colombia Inmobiliario S.A. in November 2025.
(3)It is reclassified as a joint venture due to the increase in the percentage of ownership with the purchase of 562,500 shares from Grupo Argos S.A. for COP 453 in September 2025.
(4)On July 2, 2025, the liquidation certificate was filed with the Chamber of Commerce and the company's registration was canceled. As of December 31, 2024, the carrying amount of this investment was COP 0, due to the recognition of the entity's losses during the year through the application of the equity method.

(*)For the purposes of applying the equity method of accounting, financial statements as of November 30, 2025, and 2024 have been used. However, Cibest Corporate Group does not consider that any adjustments have to be made since no significant transactions took place between that date and December 31, 2025, and 2024.
The following table sets forth the changes in the carrying amount of associates of Cibest Corporate Group as of December 31, 2025, and 2024:

	December 31, 2025				December 31, 2024
	In millions of COP
	P.A Viva Malls	Protección S.A.	Others	Total	P.A Viva Malls	Protección S.A.	Others	Total
Balance as of January 1,	1,817,503	625,370	325,738	2,768,611	1,661,679	594,105	270,289	2,526,073
Equity method(1)	173,051	77,538	65,648	316,237	155,824	94,180	61,189	311,193
OCI (Equity method)	-	88	(140)	(52)	-	(8,464)	1,642	(6,822)
OCI (Translation adjustment)	-	-	(4,244)	(4,244)	-	-	3,395	3,395
Purchase / capitalizations	-	-	4,934	4,934	-	-	38,285	38,285
Sales or refund of contributions	-	-	(23,044)	(23,044)	-	-	(21,041)	(21,041)
Impairment loss(2)	-	-	-	-	-	-	(26)	(26)
Dividends	-	(41,163)	(37,067)	(78,230)	-	(55,558)	(27,432)	(82,990)
Transfers(3)	-	-	28,137	28,137	-	-	-	-
Others	-	-	1,117	1,117	-	1,107	(563)	544
Balance as of December 31,	1,990,554	661,833	361,079	3,013,466	1,817,503	625,370	325,738	2,768,611
(1)For further information see Note 25.5. Dividends and net income on equity investments.
(2)For 2024, Cibest Corporate Group management performed a valuation, to establish the recoverable amounts based in value in use of Reintegra S.A.S., which amounted to COP 3,737, with a discount rate of 20.39%. As a result of the valuation, the recoverable amounts of the investment were lower than the carrying amount of each year, for this, Cibest Corporate Group recorded an impairment in the Consolidated Statement of Income for COP 26. For further information see Note 25.5. Dividends and net income on equity investments.
(3)Net effect between the transfer of P.A. Lote Palermo from other equity instruments and the reclassification of Internacional Ejecutiva de Aviación S.A.S. to joint ventures.

The following is additional information regarding Cibest Corporate Group’s most significant associates as of December 31, 2025, and 2024:
As of December 31, 2025

Company name	Assets (unaudited)	Liabilities (unaudited)	OCI (unaudited)	Income from ordinary activities (unaudited)	Profits (unaudited)
In millions of COP
P.A Viva Malls	4,112,818	50,463	-	885,803	469,813
Protección S.A.	3,422,617	804,200	39,060	1,959,129	376,826
As of December 31, 2024

Company name	Assets (unaudited)	Liabilities (unaudited)	OCI (unaudited)	Income from ordinary activities (unaudited)	Profits (unaudited)
In millions of COP
P.A Viva Malls	3,823,893	114,703	-	761,198	487,123
Protección S.A.	3,194,045	752,834	38,953	1,884,277	446,532
The dividends received from the associate at fair value P.A Viva Malls for the year ended December 31, 2025, and 2024 are COP 135,246 and COP 121,977, respectively. These are included in the line Dividends and net income on equity investments in the Consolidated Statement of Income. Dividends are received in Protección S.A. for the year ended December 31, 2025 and 2024 are COP 41,163, and COP 55,558, respectively, effect of the recognition of the equity method, recognized as a reduction in the value of the investment.
The following are the joint ventures that Cibest Corporate Group holds as of December 31, 2025, and 2024:

Company name	Main activity	Country	December 31, 2025		December 31, 2024
			% of Ownership interest	Carrying amount	% of Ownership interest	Carrying amount
In millions of COP
Compañía de Financiamiento TUYA S.A.(1)	Financing Services	Colombia	50.00%	235,908	50.00%	95,106
Puntos Colombia S.A.S.	Administration of the customers loyalty	Colombia	50.00%	28,862	50.00%	17,691
Internacional Ejecutiva de Aviación S.A.S.(2)	Aircraft and aircraft travel service	Colombia	50.00%	12,962	-%	-
Fondo de Capital Privado Ruta del Sol compartimento A	Investment in infrastructure projects	Colombia	26.30%	10,606	26.30%	10,597	*
Ecosistemas Digitales de Negocio S.A.S.	Digital electronic billing services	Colombia	50.00%	4,502	50.00%	3,182
P.A Blup	Inventory finance and comprehensive logistics operation	Colombia	50.00%	4,327	50.00%	3,888
P.A Coba	Technological platform development	Colombia	51.78%	602	51.78%	1,720
P.A Acelera TI	IT talent development	Colombia	50.00%	195	50.00%	279
P.A Avicapital	Purchase and sale of loans and receivables	Colombia	50.00%	76	50.00%	75	*
P.A Laurel(3)	Renewable energies	Colombia	-%	-	50.00%	27,835
P.A Reintegra(4)	Collections and recovery of portfolio	Colombia	46.00%	-	46.00%	-	*
P.A Muverang(5)	Sustainable mobility services	Colombia	33.33%	-	33.33%	-	*
Total investments in joint venture				298,040		160,373
(1)For further information, see table the changes in the carrying amount of joint ventures of Cibest Corporate Group as of December 31, 2025, and 2024.
(2)It is reclassified from associate to joint venture due to the increase in the percentage of ownership with the purchase of 562,500 shares from Grupo Argos S.A. for COP 453 in September 2025.
(3)Investment sold by Inversiones CFNS S.A.S in September 2025. For further information see Note 25.5. Dividends and net income on equity investments.
(4)In 2025 and 2024, the carrying amount at the end of the year is COP 0, because the amount of downstream transactions between Bancolombia S.A. and P.A Reintegra made during these years.
(5)In 2025 and 2024, the value of the investment in the company is COP 0, due to the recognition of the equity method and impairment of the company.
(*)For the purposes of applying the equity method of accounting, financial statements as of November 30, 2025, and 2024 have been used. However, Cibest Corporate Group does not consider that any adjustments have to be made since no significant transactions took place between these dates and December 31, 2025, and 2024.
The following table sets forth the changes in the carrying amount of joint ventures of Cibest Corporate Group as of December 31, 2025, and 2024:

	December 31, 2025			December 31, 2024
	In millions of COP
	Compañía de financiamiento Tuya S.A.	Others	Total	Compañía de financiamiento Tuya S.A.	Others	Total
Balance as of January 1,	95,106	65,267	160,373	410,324	61,206	471,530
Equity method(1)	22,935	9,790	32,725	(79,681)	(8,940)	(88,621)
OCI (Equity method)	-	(18)	(18)	-	-	-
Purchase / capitalizations	-	9,764	9,764	76,751	15,437	92,188
Sales or refund of contributions	-	(27,114)	(27,114)	-	(403)	(403)
Recovery / (Impairment loss)(2)	117,867	-	117,867	(312,288)	(2,033)	(314,321)
Transfers(3)		9,158	9,158
Dividends	-	(4,715)	(4,715)	-	-	-
Balance as of December 31,	235,908	62,132	298,040	95,106	65,267	160,373
(1)For further information, see Note 25.5. Dividends and net income on equity investments.

(2)During 2025 and 2024, Cibest Corporate Group’s management requested a valuation of the joint venture Tuya S.A. to determine the recoverable amount, which amounted to COP 235,907 and COP 85,993 respectively, based on value in use; the valuation used discount rates of 13.70% - 14.20% and 12.90% - 16.10% respectively. As a result of the valuation, the recoverable amount of the investment was higher than the carrying amount for 2025 and lower for 2024; therefore, Cibest Corporate Group recognized a recovery of COP 117,867 and an impairment of COP 312,288, respectively, in the Consolidated Statement of Income. Additionally, in 2024, Cibest Corporate Group's management determined that, due to its divestment decision in P.A. Muverang, the recoverable amount is COP 0. ince the recoverable amount was lower than the carrying amount, an impairment of COP 2,033. was recognized in the Consolidated Statement of Income for the period. For further information, see Note 25.5. Dividends and net income on equity investments.
(3)Reclassification of Internacional Ejecutiva de Aviación S.A.S. from associates to joint ventures.

The following is additional information regarding the Cibest Corporate Group’s most significant joint ventures as of December 31, 2025 and 2024:
As of December 31, 2025

Company name	Assets (unaudited)(1)	Liabilities (unaudited)	Income from ordinary activities (unaudited)	Profit (unaudited)(2)
In millions of COP
Compañía de financiamiento Tuya S.A.	2,346,559	1,792,658	1,186,933	45,872
(1)Includes cash and cash equivalents for COP 175,888.
(2)Includes interest and valuation income for COP 444,415, credit impairment charges, net for COP 129,630, interest expenses for COP 174,042, depreciation and amortization for COP 28,302 and income tax revenue for COP 46,491.

As of December 31, 2024

Company name	Assets (unaudited)(1)	Liabilities (unaudited)	Income from ordinary activities (unaudited)	Loss (unaudited)(2)
In millions of COP
Compañía de financiamiento Tuya S.A.	2,830,280	2,322,251	1,505,074	155,514
(1)Includes cash and cash equivalents for COP 317,389.
(2)Includes interest and valuation income for COP 704,535, credit impairment charges, net for COP 510,496, interest expenses for COP 305,343, depreciation and amortization for COP 29,329 and income tax revenue for COP 53,566.

The accumulated other comprehensive income before tax of investments in associates and joint ventures as of December 31, 2025 and 2024, corresponds to COP (10,432) and COP (6,118), respectively.
As of December 31, 2025 and 2024, there are no restrictions on the ability of the associates and joint ventures to transfer funds to Cibest Corporate Group in the form of cash dividends. In the same way, there are no contingent liabilities incurred by Cibest Corporate Group regarding its interests in the aforementioned joint ventures and associates.

In the companies P.A El Bosque, P.A El Otoño, ACH Colombia S.A., P.A Mirador de la Ciénaga and Agricapital S.A.S. the participation of Cibest Corporate Group is less than 20%, however, it has participation in the Board of Directors and for this reason it is considered that it has significant influence over the decisions that may be taken in the company.

NOTE 9. INVESTMENT PROPERTIES
The table below sets forth the conciliation between the initial and ending balances of the market value of investment properties of Consolidated Statement of Financial Position at the end of the period:

	December 31, 2025	December 31, 2024
In millions of COP
Balance at the beginning of the year	5,580,109	4,709,911
Acquisitions	871,551	682,334
Subsequent expenditure recognized as an asset	181,782	222,167
Sales/Write-offs	(112,375)	(156,697)
Amount reclassified (to) from other assets(1)	(35,441)	(77,862)
Gains on valuation(2)	109,781	200,256
Balance at the end of the period(3)	6,595,407	5,580,109
(1)The reclassification in 2025 and 2024 corresponds to properties of the Fondo Inmobiliario Colombia that were reclassified to the inventory category for COP 33,264 and COP 77,862, respectively. Additionally, in 2025, Bancolombia reclassified COP 2,177 to premises and equipment, considering the change in use of the asset.
(2)See Note 25.4. Other operating income.
(3)Between December 31, 2025, and 2024, there were no transfers in and out of Level 3 fair value hierarchy related with investment properties. See Note 30. Fair value of assets and liabilities.

The valuation adjustments recorded by the Cibest Corporate Group related to its investment properties are detailed below:
As of December 31, 2025

Type of asset	Balance at the beginning of the year	Appraisals	Net increase	Amount reclassified to other asset(1)	Adjusted fair value at the end of the year
In millions of COP
Buildings	5,080,276	106,838	880,549	(35,441)	6,032,222
Lands	499,833	2,943	60,409	-	563,185
Total	5,580,109	109,781	940,958	(35,441)	6,595,407
(1) Corresponds due to the fact that in 2025 and 2024, certain properties belonging to the Colombia Real Estate Fund were reclassified as inventory.

As of December 31, 2024

Type of asset	Balance at the beginning of the year	Appraisals	Net increase(1)	Amount reclassified to other asset(2)	Amount reclassified from construction to finished(3)	Adjusted fair value at the end of the year
In millions of COP
Buildings	4,369,629	191,051	578,639	(77,862)	18,819	5,080,276
Lands	340,282	9,205	169,165	-	(18,819)	499,833
Total	4,709,911	200,256	747,804	(77,862)	-	5,580,109
(1) The net increase in buildings corresponds mainly the purchase of PA Cedis Sodimac for COP 461,815, and Constellation property for COP 161,427.
(2) In 2024 corresponds to property of Fondo Inmobiliario Colombia that were reclassified to the inventories category because they are assets intended to be sold in the ordinary course of business.
(3) In 2024 the movement corresponds to the reclassification of properties that were under construction and have already been completed.

Amounts recognized in the Consolidated Statement of Income for the period.
The table sets forth the main income recorded by the Cibest Corporate Group related to its investment properties:

	December 31, 2025	December 31, 2024	December 31, 2023
	In millions of COP
Income from rentals	360,610	325,286	228,325
Operating expenses due to:	61,658	60,334	39,191
Investment properties that generated income through rentals	26,225	37,394	28,813
Investment properties that did not generate income through rentals	35,433	22,940	10,378
Currently, there are no restrictions on the use or income derived from the buildings or lands that Cibest Corporate Group has as investment property.
The fair value of the Cibest Corporate Group investment properties for the year ending at December 31, 2025 and 2024, has been recorded according to the assessment made by independent external consulting companies that have the appropriate capacity and experience in performing those assessments. The appraisers are either approved by the Property Market Auctions of Colombia or foreign appraisers, who are required to provide a second signature by a Colombia appraiser accredited by the Property Market Auctions.

Fair value appraisals are carried out in accordance with IFRS 13. The reports made by the external consulting company contain the description of the valuation methodologies used, and key assumptions, such as, discount rates, calculation of applied expenses and income approach, among others. The fair value of the investment properties is based on the comparative market approach, which reflects the prices of recent transactions with similar characteristics. Upon determining the fair value of these investment properties, the greater and best use of these investment properties is their present use. For further information about measurement techniques and inputs used by consulting companies, see Note 30 Fair value of assets and liabilities.
As of December 31, 2025 and 2024, the Cibest Corporate Group does not have investment properties held under financial leases.
NOTE 10. PREMISES AND EQUIPMENT, NET
As of December 31, 2025 and 2024, the premises and equipment, net consisted of the following:

Composition	December 31, 2025(1)	December 31, 2024
In millions of COP
Premises and equipment for own use, net	2,410,891	2,650,602
Premises and equipment in operating leases, net	2,995,983	3,255,462
Total premises and equipment, net	5,406,874	5,906,064
(1) The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025, which recorded property and equipment, net, amounting to COP 90,536, which were reclassified to Assets related to investments in subsidiaries held for sale. For more information, see Note 1.

Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations and Note 31. Discontinued Operation.

As of December 31, 2025
Premises and equipment for own use

Premises and equipment for own use	Balance as of January 1, 2025	Roll - forward						Balance as of December 31, 2025(1)
		Reclassification to assets held for sale(1)	Additions(2)	Expenses depreciation and impairment(3)	Disposals	Transfers(4)	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	538,633	(8,646)	-	-	(4,007)	(3,406)	(28,942)	493,632
Construction in progress
Cost	46,689	-	21,124	-	-	(54,157)	(2,781)	10,875
Buildings
Cost	1,876,034	(212,870)	1,624	-	(10,874)	44,340	(77,951)	1,620,303
Accumulated depreciation	(574,669)	166,192	-	(28,289)	6,543	6,261	32,171	(391,791)
Furniture and fixtures
Cost	780,165	(87,437)	59,475	-	(16,527)	(1,405)	(26,733)	707,538
Accumulated depreciation	(464,712)	72,041	-	(45,846)	13,918	(157)	15,065	(409,691)
Accumulated impairment	-	-	-	(44)	44	-	-	-
Computer equipment
Cost	1,072,944	(127,379)	109,669	-	(58,991)	(1,189)	(34,209)	960,845
Accumulated depreciation	(646,428)	80,050	-	(108,511)	47,440	158	24,113	(603,178)
Accumulated impairment	-	-	-	(499)	499	-	-	-
Vehicles
Cost	36,434	(4,622)	6,298	-	(2,713)	1,507	(1,932)	34,972
Accumulated depreciation	(19,810)	2,668	-	(5,634)	2,000	-	1,148	(19,628)
Leasehold improvements
Cost	5,907	-	33,103	-	(177)	(31,048)	(251)	7,534
Accumulated depreciation	(585)	-	-	(28)	1	-	92	(520)
Total premises and equipment for own use - cost	4,356,806	(440,954)	231,293	-	(93,289)	(45,358)	(172,799)	3,835,699
Total premises and equipment - accumulated depreciation	(1,706,204)	320,951	-	(188,308)	69,902	6,262	72,589	(1,424,808)
Total premises and equipment - accumulated impairment	-	-	-	(543)	543	-	-	-
Total premises and equipment for own use, net	2,650,602	(120,003)	231,293	(188,851)	(22,844)	(39,096)	(100,210)	2,410,891
(1) The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025, which reports Premises and equipment for own use, net, of COP 90,536. The associated reclassification amounted to COP 120,003; the difference of COP 29,467 corresponds to the movements recognized between the classification date and the end of the period—mainly expenses depreciation and impairment, additions, disposals, transfers, and the effect of changes in foreign exchange rate—which affect Land; Construction in progress; Buildings; Furniture and fixtures; Computer equipment; Vehicles; and Leasehold improvements. For more information, see Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations and Note 31. Discontinued Operation.
(2) Corresponds mainly to Bancolombia S.A., due to the acquisition of computer equipment — including laptops, ATMs, central processing units (CPU), and digital recorders — as well as furniture and fixtures such as handling units, power plants, modular systems, and executive chairs. It also includes investments made in leasehold improvements across several branches and offices nationwide. Finally, it incorporates construction in progress projects related to educational infrastructure, operational branches, and corporate developments in different locations.
(3) The impairment mainly relates to Bancolombia S.A., and corresponds to the procedure applied to assets affected by obsolescence, accidents, and other events, resulting in their write‑off. See Note 26.3. Depreciation, amortization and impairment.
(4) Corresponds mainly to Bancolombia S.A. and includes movements in leasehold improvements transferred to right‑of‑use assets and to buildings, arising from adaptations at various branches. It also includes construction in progress transferred to buildings, the settlement of advances, transfers to idle assets, and reclassifications from investment properties. Movements in land correspond to transfers to idle assets and reclassifications from investment properties.

Premises and equipment in operating leases

Premises and equipment in operating leases	Balance as of January 1, 2025	Roll - forward				Balance as of December 31, 2025
		Additions(2)	Expenses depreciation and impairment(1)	Disposals(3)	Transfers
In millions of COP
Furniture and fixtures
Cost	2,091	-	-	-	-	2,091
Accumulated depreciation	(868)	-	(254)	-	-	(1,122)
Computer equipment
Cost	265,230	77,896	-	(11,966)	(37,468)	293,692
Accumulated depreciation	(124,865)	-	(68,811)	9,786	33,038	(150,852)
Vehicles
Cost	4,066,966	907,677	-	(247,948)	(919,118)	3,807,577
Accumulated depreciation	(953,092)	-	(355,480)	66,120	287,049	(955,403)
Total premises and equipment in operating leases - cost	4,334,287	985,573	-	(259,914)	(956,586)	4,103,360
Total premises and equipment - accumulated depreciation	(1,078,825)	-	(424,545)	75,906	320,087	(1,107,377)
Total premises and equipment in operating leases, net	3,255,462	985,573	(424,545)	(184,008)	(636,499)	2,995,983
(1)See Note 26.3. Depreciation, amortization and impairment.
(2)Additions correspond mainly to Bancolombia S.A., explained by the purchase of vehicles to be placed into operating lease contracts, through Renting Colombia S.A.S.
(3)Corresponds mainly to Bancolombia S.A. and includes movements in vehicles arising from the transfer of assets whose operating lease contracts ended and were reclassified as inventory, as well as transfers to loan portfolio associated with financial lease repositioning.

Premises and equipment total

Premises and equipment total	Balance as of January 1, 2025	Roll - forward						Balance as of December 31, 2025(1)
		Reclassification to assets held for sale(1)	Additions	Expenses depreciation and impairment(2)	Disposals	Transfers(3)	Effect of changes in foreign exchange rate
In millions of COP
Total premises and equipment - cost	8,691,093	(440,954)	1,216,866	-	(353,203)	(1,001,944)	(172,799)	7,939,059
Total premises and equipment - accumulated depreciation	(2,785,029)	320,951	-	(612,853)	145,808	326,349	72,589	(2,532,185)
Total premises and equipment - accumulated impairment	-	-	-	(543)	543	-	-	-
Total premises and equipment, net	5,906,064	(120,003)	1,216,866	(613,396)	(206,852)	(675,595)	(100,210)	5,406,874
(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations and Note 31. Discontinued Operation.
(2)See Note 26.3. Depreciation, amortization and impairment.
(3)Total transfers of premises and equipment, net, to assets held for sale, net amount to COP (633,021).

As of December 31, 2024
Premises and equipment for own use

Premises and equipment for own use	Balance as of January 1, 2024	Roll - forward					Balance as of December 31, 2024
		Additions(1)	Expenses depreciation and impairment(2)	Disposals(3)	Transfers(4)	Effect of changes in foreign exchange rate
In millions of COP
Land
Cost	517,405	-	-	(8,729)	1,437	28,520	538,633
Construction in progress
Cost	83,633	27,273	-	(19,945)	(51,842)	7,570	46,689
Buildings
Cost	1,740,005	14,187	-	(17,843)	42,645	97,040	1,876,034
Accumulated depreciation	(493,196)	-	(36,311)	5,581	865	(51,608)	(574,669)
Furniture and fixtures
Cost	678,138	88,033	-	(20,444)	98	34,340	780,165
Accumulated depreciation	(415,517)	-	(42,332)	15,163	(6)	(22,020)	(464,712)
Accumulated impairment	-	-	(441)	441	-	-	-
Computer equipment
Cost	974,433	163,304	-	(111,079)	(1,857)	48,143	1,072,944
Accumulated depreciation	(592,436)	-	(116,102)	93,511	6	(31,407)	(646,428)
Accumulated impairment	-	-	(401)	401	-	-	-
Vehicles
Cost	33,980	4,809	-	(5,174)	445	2,374	36,434
Accumulated depreciation	(17,306)	-	(6,007)	4,762	17	(1,276)	(19,810)
Leasehold improvements
Cost	16,637	33,848	-	-	(44,781)	203	5,907
Accumulated depreciation	(522)	-	(23)	-	-	(40)	(585)
Total premises and equipment for own use - cost	4,044,231	331,454	-	(183,214)	(53,855)	218,190	4,356,806
Total premises and equipment - accumulated depreciation	(1,518,977)	-	(200,775)	119,017	882	(106,351)	(1,706,204)
Total premises and equipment - accumulated impairment	-	-	(842)	842	-	-	-
Total premises and equipment for own use, net	2,525,254	331,454	(201,617)	(63,355)	(52,973)	111,839	2,650,602
(1) Corresponds mainly to Bancolombia S.A due to:
Computer equipment, mainly: ATMs, laptops, central processing unit (CPU), and security cameras.
Furniture and fixtures, mainly: Condensing unit, modular system, handling unit and Chiller (complementary air conditioning equipment), power plant, and cashier stand.
Leasehold improvements, mainly: Cosmocentro building, Carrera Primera Branch and Calle 76 Branch.
(2) See Note 26.3. Depreciation, amortization and impairment.
The impairment, mainly in Bancolombia S.A, corresponds to the procedure defined in the assets for obsolescence, accidents and others, which results in the write-off of the asset.
(3) Corresponds mainly to Bancolombia S.A in computer equipment due to obsolescence of ATMs and laptops.
(4) Corresponds mainly to Bancolombia S.A. for transfer to right-of-use assets due to completion of improvements and activation of contracts, the most significant improvements being in branches and activation due to completion of improvements of other assets.

Premises and equipment in operating leases

Premises and equipment in operating leases	Balance as of January 1, 2024	Roll - forward				Balance as of December 31, 2024
		Additions	Expenses depreciation and impairment(1)	Disposals	Transfers
In millions of COP
Furniture and fixtures
Cost	2,091	-	-	-	-	2,091
Accumulated depreciation	(614)	-	(254)	-	-	(868)
Computer equipment
Cost	228,161	73,678	-	(15,015)	(21,594)	265,230
Accumulated depreciation	(95,638)	-	(63,251)	12,730	21,294	(124,865)
Vehicles(2)
Cost	4,787,645	673,997	-	(148,572)	(1,246,104)	4,066,966
Accumulated depreciation	(924,365)	-	(369,475)	30,259	310,489	(953,092)
Total premises and equipment in operating leases - cost	5,017,897	747,675	-	(163,587)	(1,267,698)	4,334,287
Total premises and equipment - accumulated depreciation	(1,020,617)	-	(432,980)	42,989	331,783	(1,078,825)
Total premises and equipment in operating leases, net	3,997,280	747,675	(432,980)	(120,598)	(935,915)	3,255,462
(1)See Note 26.3. Depreciation, amortization and impairment.
(2)The decrease is mainly in Bancolombia S.A., due to cancellations and transfers to inventories of vehicles leased..

Premises and equipment total

Premises and equipment total	Balance as of January 1, 2024	Roll - forward					Balance as of December 31, 2024
		Additions	Expenses depreciation and impairment(1)	Disposals	Transfers	Effect of changes in foreign exchange rate
In millions of COP
Total premises and equipment - cost	9,062,128	1,079,129	-	(346,801)	(1,321,553)	218,190	8,691,093
Total premises and equipment - accumulated depreciation	(2,539,594)	-	(633,755)	162,006	332,665	(106,351)	(2,785,029)
Total premises and equipment - accumulated impairment	-	-	(842)	842	-	-	-
Total premises and equipment, net	6,522,534	1,079,129	(634,597)	(183,953)	(988,888)	111,839	5,906,064
(1)See Note 26.3. Depreciation, amortization and impairment.
As of December 31, 2025 and 2024, there were contractual commitments for the purchase of premises and equipment of COP 2,702 and COP 2,664, respectively. As of December 31, 2025, these commitments relate mainly to the purchase of assets for the Niquía Datacenter (data processing center).
As of December 31, 2025 and 2024, Cibest Corporate Group had no premises and equipment pledged as collateral or subject to ownership restrictions. In addition, based on the assessment performed by Cibest Corporate Group, there is no evidence of impairment of its premises and equipment.
As of December 31, 2025 and 2024, the amount of fully depreciated premises and equipment that is still in use is COP 632,615 and COP 735,090, respectively, mainly comprised of computer equipment, furniture and fixtures, buildings, vehicles, and machinery. The temporarily idle premises and equipment amounted to COP 131,105 in 2025 and COP 97,055 in 2024.

NOTE 11. LEASES
11.1. Lessor
Finance leases
Cibest Corporate Group has entered into lease agreements as the lessor. These lease arrangements involve buildings, machinery and equipment, vehicles, and other assets; and their terms range between one and twenty years, as follows:

As of December 31, 2025

Period(1)	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	1,158,027	1,016,714
Between 1 and 5 years	10,841,602	8,536,355
Greater than 5 years	32,724,445	18,940,060
Total gross investment in finance lease receivable/ present value of minimum payments	44,724,074	28,493,129
Less: Future financial income(2)	(16,230,945)	-
Present value of payments receivable(3)	28,493,129	28,493,129
Minimum non-collectable payments impairment(3)	(1,066,792)	(1,066,792)
Total	27,426,337	27,426,337
(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025,which reported a total gross investment of COP 554,504, a total present value of minimum lease payments of COP 493,277, and an allowance for leasing portfolio of COP 23,545, which were reclassified to Assets related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(3)See Note 6. Loans and advances to customers, net.
As of December 31, 2024

Period	Gross investment in finance lease receivable	Present value of minimum payments
In millions of COP
Less than 1 year	1,443,191	1,253,099
Between 1 and 5 years	10,610,800	8,446,425
Greater than 5 years	31,988,317	17,592,080
Total gross investment in finance lease receivable/ present value of minimum payments	44,042,308	27,291,604
Less: Future financial income(1)	(16,750,704)	-
Present value of payments receivable(2)	27,291,604	27,291,604
Minimum non-collectable payments impairment(2)	(1,088,272)	(1,088,272)
Total	26,203,332	26,203,332
(1)Future financial income: Total Gross Investment - Total Present Value of minimum payments.
(2)See Note 6. Loans and advances to customers, net.

Unsecured residual value(*)
At the end of the reporting period, the unsecured residual values of the assets under financial leasing are:

Type of asset	December 31, 2025	December 31, 2024
In millions of COP
Technological equipment	60,426	58,357
Buildings(1)	48,352	-
Machinery and equipment	12,269	20,650
Vehicles	8,825	15,966
Furniture and fixtures	11	14
Other assets	-	1,862
Total	129,883	96,849
(1) The variation in buildings compared to the previous year corresponds to the activation of three new contracts in Bancolombia.
(*)The unsecured residual value is the part of the residual value of the leased asset, whose realization is not secured or is secured by a third party related to the lessor.
Amounts recognized as income for extensions
At the end of the reporting period, the following entries are recognized as income corresponding to contract extensions or automatic time extension of financial leasing contracts:

Type of asset	December 31, 2025(1)	December 31, 2024
In millions of COP
Technological equipment	14,927	15,572
Buildings	6,244	9,254
Machinery and equipment	314	236
Vehicles	161	200
Total	21,646	25,262
(1) The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025, which recorded interest income from finance leases amounting to COP 34,630. For more information, see Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations and Note 31. Discontinued Operation.
As of December 31, 2025, 2024 and 2023, Cibest Corporate Group has recognized in its financial statements COP 3,199,293, COP 3,524,414, and COP 3,841,841, corresponding to financial leases income, respectively.
Gross Investment Growth: Increase in Finance Leases During the Period

The following information corresponds to the growth in gross investment in finance leases during the current period:

	December 31, 2025	December 31, 2024
In millions of COP
Gross investment in finance leases	9,709,356	7,267,877
Unearned income	(3,998,816)	(2,866,058)
Leases cancelled	(1,468,518)	(1,840,877)
Total	4,242,022	2,560,942
Operating leases
Some of Cibest Corporate Group’s subsidiaries lease assets to third parties under the lease modality. Assets provided through operating leases are recorded as premises and equipment. The terms established for these agreements range from one year to ten years.
The following table presents the information of minimum payments by lease to be received:

	December 31, 2025	December 31, 2024
In millions of COP
Less than 1 year	232,527	246,875
Between 1 and 5 years	139,869	186,465
Greater than 5 years	71,054	56,999
Total	443,450	490,339

As of December 31, 2025, 2024 and 2023, Cibest Corporate Group have recognized in its financial statements COP 724,656, COP 795,179 and COP 833,244 corresponding to operating leases income, respectively. Additionally, Cibest Corporate Group recognized other services related to the lease for COP 629,473, COP 671,251 and COP 660,442 respectively.
Risk management associated with leases
Cibest Corporate Group, in those companies offering leasing services, acting as lessor, has a comprehensive asset management model for those assets classified as premises and equipment. For the risk of non-payment of rent by the lessee, the model includes policies and guidelines in the origination of leasing contracts, where the lessee's payment capacity is assessed through financial analysis, historical payment behavior evaluation, and risk level.
The model includes an impairment test performed annually for this type of asset, in which both external (economic and legal) and internal (insurance, maintenance, sales) indicators that affect the assets and their environment are assessed. Likewise, the residual value calculations were updated to reflect the effect of new macroeconomic conditions. The lessor performs a detailed review process at the time the asset is returned by the lessees to ensure its operating condition and determine any necessary adjustments.

The process also involves independent experts, separate from the commercial area, who continuously monitor used‑asset market conditions, conduct backtesting to validate the consistency of the variables used in estimating residual value (commercial value less commercialization costs), and periodically review the model results with key executives. These efforts are complemented by agreements with suppliers that facilitate information exchange, technical insights, and, in some cases, the development of mechanisms to mitigate residual risk.

To manage the risks associated with these assets, support is provided by a specialized insurance area, an international broker, and various insurance companies. These parties assist in designing and defining the strategies and coverages that safeguard the lessor, the assets, and the customers.

Additionally, in Renting Colombia S.A.S. vehicle rental business, assets are managed with the goal of preserving their commercial value through the execution of the necessary maintenance to prevent deterioration beyond that caused by normal use. To achieve this, service indicators are periodically reviewed with suppliers to ensure quality and compliance with expected standards.

As an integral part of the safe mobility strategy and the Strategic Road Safety Plan, telemetry technologies and automated data collection systems are incorporated to enable real-time monitoring of the assets. This information is systematically analyzed to identify risk patterns, prevent physical damage, and reduce the likelihood of losses due to external fraud affecting the assets.

The analysis derived from these data facilitates timely decision-making, the implementation of customized action plans, and the strengthening of preventive controls, in compliance with current regulations and with the objective of preserving the asset’s useful life, user safety, and business sustainability.

11.2. Lessee
Cibest Corporate Group have entered into lease agreements as a lessee. These arrangements involve offices, branches and administrative offices, vehicles, as well as certain computer equipment and furniture and fixtures. As of December 31, 2025, and 2024, the Roll-forward of right-of-use assets was as follows:

As of December 31, 2025

Right-of-use assets	Balance as of January 1, 2025	Roll-forward							Balance as of December 31, 2025(1)
		Reclassification to assets held for sale(1)	Acquisitions(2)	Additions(3)	Expenses depreciation(4)	Disposals(5)	Revaluation(6)	Effect of changes in foreign exchange rate
In millions of COP
Buildings
Cost	2,644,519	(797,348)	129,082	33,938	-	(99,936)	102,512	(48,283)	1,964,484
Accumulated depreciation	(925,898)	339,138	-	-	(157,704)	35,994	166	24,995	(683,309)
Computer equipment
Cost	67,701	(12,586)	37,568	-	-	(10,236)	(5,071)	(8,261)	69,115
Accumulated depreciation	(48,916)	7,893	-	-	(10,779)	9,373	-	5,082	(37,347)
Furniture and fixtures
Cost	7,986	-	8,075	-	-	-	(7,692)	(971)	7,398
Accumulated depreciation	(3,071)	-	-	-	(1,098)	-	-	396	(3,773)
Vehicles
Cost	19,289	-	147,008	-	-	(146,024)	218	(144)	20,347
Accumulated depreciation	(4,404)	-	-	-	(2,880)	8	-	79	(7,197)
Total right-of-use assets – cost	2,739,495	(809,934)	321,733	33,938	-	(256,196)	89,967	(57,659)	2,061,344
Total right-of-use assets - accumulated depreciation	(982,289)	347,031	-	-	(172,461)	45,375	166	30,552	(731,626)
Total right-of-use assets, net	1,757,206	(462,903)	321,733	33,938	(172,461)	(210,821)	90,133	(27,107)	1,329,718
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. The net effect of the reclassification to assets held for sale for COP (462,903), corresponds to the decrease in the right-of-use assets for COP (192,114), additions made for COP 5,919, revaluations and disposals of contracts for COP (189,350), and expenses depreciation recognized in Consolidated Statement of Income for COP (34,830), and effect of changes in foreign exchange rate for COP (52,528). For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)The main acquisitions were vehicles for fleet renewal, and, for buildings, by new branch leases were signed.
(3)The additions for buildings mainly correspond to adjustments in the branches.
(4)See Note 26.3 Depreciation, amortization and impairment.
(5)The main disposals due to contract termination were mainly in vehicles at Renting S.A. and for buildings represented in the branches.
(6)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities, mainly in branches.

As of December 31, 2024

Right-of-use assets	Balance as of January 1, 2024	Roll-forward						Balance as of December 31, 2024
		Acquisitions	Additions	Expenses depreciation(1)	Disposals	Revaluation(2)	Effect of changes in foreign exchange rate
In millions of COP
Buildings
Cost	2,302,922	105,666	61,879	-	(62,106)	91,414	144,744	2,644,519
Accumulated depreciation	(706,786)	-	-	(191,472)	34,561	-	(62,201)	(925,898)
Computer equipment
Cost	58,069	4,552	195	-	(3,538)	803	7,620	67,701
Accumulated depreciation	(34,936)	-	-	(12,352)	3,398	-	(5,026)	(48,916)
Furniture and fixtures
Cost	2,762	5,083	-	-	(509)	33	617	7,986
Accumulated depreciation	(2,607)	-	-	(656)	509	-	(317)	(3,071)
Vehicles
Cost	19,755	89,733	-	-	(90,464)	21	244	19,289
Accumulated depreciation	(5,134)	-	-	(3,080)	4,005	-	(195)	(4,404)
Total right-of-use assets – cost	2,383,508	205,034	62,074	-	(156,617)	92,271	153,225	2,739,495
Total right-of-use assets - accumulated depreciation	(749,463)	-	-	(207,560)	42,473	-	(67,739)	(982,289)
Total right-of-use assets, net	1,634,045	205,034	62,074	(207,560)	(114,144)	92,271	85,486	1,757,206
(1)Expenses depreciation differs from the COP (160,768) presented in the Consolidated Statement of Income due to the depreciation expense of Banistmo S.A. for COP (46,792), classified as a discontinued operation in 2025. For more information, see Note 31. Discontinued operation and Note 26.3 Depreciation, amortization and impairment.
(2)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities.
The following table sets forth the changes in lease liabilities as of December 31, 2025, and 2024:
As of December 31, 2025

Concept	Total
In millions of COP
Balance as of January 1, 2025	1,889,364
(-) Reclassification to assets held for sale(1)	(580,371)
(+) New contracts	173,687
(+/-) Reassessment of the lease liability and disposals(2)	24,697
(-) Payments	(271,929)
(+) Accrued Interest(3)	116,556
(+/-) Effect of changes in foreign exchange rate(4)	(26,965)
Balance as of December 31, 2025	1,325,039
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. The net effect of the asset held for sale for COP (580,371), corresponds to the decrease in lease liabilities for COP (275,492), new contracts for COP 2,088, reassessment and disposals of contracts for COP (194,773), payments for COP (48,181), accrued interest recognized in Consolidated Statement of Income for COP 4,572, and effect of changes in foreign exchange rate for COP (68,585). For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities for COP 83,394 and disposals for COP (58,697).
(3)The COP 5,442 difference from the interest expense on lease liabilities recognized in the Consolidated Statement of Income corresponds to the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts.
(4)Corresponds to the decrease in the market representative rate from COP 4,409.15 Colombian pesos in December 2024 to COP 3,757.08 Colombian pesos in December 2025.
As of December 31, 2024

Concept	Total
In millions of COP
Balance as of January 1, 2024	1,773,610
(+) New contracts	114,425
(+/-) Reassessment of the lease liability and disposals(1)	74,457
(-) Payments	(311,082)
(+) Accrued Interest(2)	136,924
(+/-) Effect of changes in foreign exchange rate(3)	101,030
Balance as of December 31, 2024	1,889,364
(1)The variation corresponds mainly to changes in the estimated term of buildings lease liabilities for COP 95,712 and disposals for COP (21,255).
(2)The COP 29,516 difference from the interest expense on lease liabilities recognized in the Consolidated Statement of Income corresponds to the discontinuation of operations at Banistmo S.A. for COP 28,138 and the expense accrued for the difference between the book value of the right-of-use asset and the lease liability at the time of early termination of contracts for COP 1,378.
(3)Corresponds to the increase in the market representative rate from COP 3,822.05 Colombian pesos in December 2023 to COP 4,409.15 Colombian pesos in December 2024.
The following table presents the maturity analysis of lease liabilities as of December 31, 2025, and 2024:
As of December 31, 2025

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP
Buildings	22,737	155,819	97,788	1,014,563	1,290,907
Computer equipment	3,523	1,881	24,775	-	30,179
Furniture and fixtures	-	366	3,332	-	3,698
Vehicles	-	255	-	-	255
Total lease liabilities(1)	26,260	158,321	125,895	1,014,563	1,325,039
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025, which had lease liabilities amounting to COP 275,492. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

As of December 31, 2024

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total lease liabilities
In millions of COP
Buildings	20,467	71,155	220,050	1,551,740	1,863,412
Computer equipment	1,332	9,683	8,693	1,224	20,932
Furniture and fixtures	-	890	3,954	-	4,844
Vehicles	-	176	-	-	176
Total lease liabilities	21,799	81,904	232,697	1,552,964	1,889,364
The following table shows the weighted average rates and average useful life of right-of-use assets as of December 31, 2025, and 2024:
As of December 31, 2025

Right-of-use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	267 months	149 months	9.07%
Computer equipment	55 months	45 months	8.76%
Furniture and fixtures	54 months	51 months	7.35%
Vehicles	41 months	32 months	6.26%
As of December 31, 2024

Right-of-use assets	Weighted average life	Weighted average remaining lease terms	Weighted average discount rates
Buildings	222 months	109 months	7.11%
Computer equipment	82 months	32 months	7.52%
Furniture and fixtures	53 months	53 months	8.71%
Vehicles	49 months	17 months	10.44%
The following table shows the detail of leases in the Consolidated Statement of Income as of December 31, 2025, and 2024:
As of December 31, 2025

Right-of-use assets	Financial interest(1)	Expenses depreciation(2)	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	109,074	157,704	1,390	971	4,854
Computer equipment	1,800	10,779	1,113	10,270	8,975
Furniture and fixtures	230	1,098	235	3	-
Vehicles	10	2,880	-	-	-
Total	111,114	172,461	2,738	11,244	13,829

Discontinued operations Banistmo S.A.(3)	4,572	34,830	-	891	-

(1)Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 5,442, see Note 25.2 Interest expenses.
(2)See Note 26.3 Depreciation, amortization and impairment.
(3)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.

As of December 31, 2024

Right-of-use assets	Financial interest(1)	Expenses depreciation(2)	Short-term leases	Leases for which the underlying asset is of low value	Variable payments
In millions of COP
Buildings	105,317	145,827	1,350	18	5,300
Computer equipment	1,891	11,230	169	9,098	-
Furniture and fixtures	93	656	410	9	-
Vehicles	107	3,055	5	-	-
Total	107,408	160,768	1,934	9,125	5,300

Discontinued operations Banistmo S.A.(3)	28,138	46,792	-	974	-
(1)Includes the expense generated by the difference between the carrying amount of the asset for the right to use and the liability for leasing at the time of the early termination of lease contracts by COP 1,378, see Note 25.2 Interest expenses.
(2)See Note 26.3 Depreciation, amortization and impairment.
(3)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
The following table presents the minimum payments lease liabilities as of December 31, 2025, and 2024:
As of December 31, 2025

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP
Buildings	27,499	177,815	142,075	2,012,795	2,360,184
Computer equipment	4,193	1,955	28,569	-	34,717
Furniture and fixtures	-	323	3,788	-	4,111
Vehicles	71	200	-	-	271
Total minimum payments lease liabilities(1)	31,763	180,293	174,432	2,012,795	2,399,283
(1)The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025, which had minimum payments lease liabilities of COP 361,257. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
As of December 31, 2024

Type of assets	Maturity less than 1 year	Maturity between 1 and 3 years	Maturity between 3 and 5 years	Maturity more than 5 years	Total minimum payments lease liabilities
In millions of COP
Buildings	24,464	87,714	318,197	2,530,561	2,960,936
Computer equipment	1,523	10,641	9,755	1,267	23,186
Furniture and fixtures	-	986	4,625	-	5,611
Vehicles	72	120	-	-	192
Total minimum payments lease liabilities	26,059	99,461	332,577	2,531,828	2,989,925

NOTE 12. GOODWILL AND INTANGIBLE ASSETS, NET
Goodwill and intangible assets, net, are as follows:

	December 31, 2025(1)	December 31, 2024
In millions of COP
Goodwill(1)	1,947,325	9,017,419
Intangible assets, net	589,855	750,484
Total intangible assets and goodwill, net	2,537,180	9,767,903
(1) The accumulated amount as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
12.1 Goodwill
The following table presents the goodwill:

	December 31, 2025	December 31, 2024
In millions of COP
Balance at beginning of the year, net	9,017,419	7,818,125
Impairment of goodwill(1)	(5,022,822)	-
Reclassification to assets held for sale(2)	(852,746)	-
Effect of change in foreign exchange rate(3)	(1,194,526)	1,199,294
Balance at end of the year, net	1,947,325	9,017,419
(1)As of December 31, 2025, Cibest Corporate Group recognized an impairment loss of COP 5,022,822 corresponding to the cash-generating unit (CGU) “Banistmo,” recorded in the Consolidated Statement of Profit or Loss, within the framework of the promise to sell 100% of Banistmo S.A., signed on December 18, 2025, for USD 1,418,000. The transaction price constituted observable evidence of a “fair value less costs of disposal” (FVLCOD) that was lower than the CGU’s carrying amount, which resulted in the impairment loss. The measurement of the recoverable amount was based on the FVLCOD determined from the sale contract price (market approach), classified within level 3 of the fair value hierarchy in accordance with IFRS 13. The “Banistmo” CGU is part of the Panama Banking operating segment. For more information, see Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations, Note 2.D13. Material Accounting Policies – Impairment of Assets, Cash-Generating Units, Note 31. Discontinued Operation, and Note 30. Fair Value of Assets and Liabilities.
(2)As of December 31, 2025, it includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025, corresponding to the value of the goodwill that was not impaired, included in the sale price. For more information, see Note 1. Reporting Entity, Note 2.D12. Material Accounting Policies – Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(3)The market representative rate at the end of December 31, 2025, 2024 and 2023 is COP 3,757.08, COP 4,409.15 and COP 3,822.05, respectively. See Note 2.D.1. Functional currency, transactions and balances in foreign currency.

Cibest Corporate Group tests goodwill recognized in business combinations for impairment at least annually, through a process that begins with estimating the recoverable amount of a group of cash‑generating units (CGUs) that correspond to the operating segment. The recoverable amount may be determined by management with reference to market value, when available, through pricing models, or with the assistance of a valuation specialist.

Determining the recoverable amount requires management to make assumptions and use estimates to project cash flows for periods beyond normal management reporting requirements, in order to determine value in use as a component of the recoverable amount. This includes extending projections into perpetuity based on long‑term future cash flows consistent with the CGU’s ongoing operations, evaluating the appropriate discount rate, estimating the recoverable amount of each CGU, and valuing the separable assets of each business whose goodwill is being tested.
The key assumptions used by management in determining the recoverable amount as of December 31, 2025 and 2024 are:
As of December 31, 2025

Operating segment	Valuation methodology	Key assumptions	Discount rate (real)(1)	Growth rate (real)(2)	Goodwill 2025
In millions of COP
Banking El Salvador	Discounted Cash flow	5 years plan	16.20%	3.80%	1,059,779
Banking Guatemala	Discounted Cash flow	5 years plan	11.20%	5.00%	876,886
Other segments	Comparable multiples	Multiples EV/ Revenue and EV/EBITDA	Does not apply	Does not apply	10,660
Total					1,947,325
(1)The discount rate is the return that would be expected for an investment that generates cash flows similar to those that are expected to be obtained from the use of the CGU. CAPM (Capital Asset Pricing Model) methodology was used as a basis to determine this rate.
(2)This rate is equivalent to the nominal or real growth of the economy in Guatemala and El Salvador, which is considered an important concept for the growth of the banking industry.

As of December 31, 2024

Operating segment	Valuation methodology	Key assumptions	Discount rate (real)(1)	Growth rate (real)(2)	Goodwill 2024
In millions of COP
Banking Panama	Discounted Cash flow	5 years plan	10.50%	4.40%	6,733,971
Banking El Salvador(3)	Discounted Cash flow	5 years plan	14.90% and 14.30%	3.90%	1,243,711
Banking Guatemala	Discounted Cash flow	5 years plan	11.70%	5.10%	1,029,077
Other segments	Comparable multiples	Multiples EV/ Revenue and EV/EBITDA	Does not apply	Does not apply	10,660
Total					9,017,419
(1)The discount rate is the return that would be expected for an investment that generates cash flows similar to those that are expected to be obtained from the use of the CGU. CAPM (Capital Asset Pricing Model) methodology was used as a basis to determine this rate.
(2)This rate is equivalent to the nominal or real growth of the economy in Guatemala, Panama and El Salvador, which is considered an important concept for the growth of the banking industry.
(3)Corresponds to the discount rate used for the short and long term, respectively.

In 2025 and 2024, Cibest Corporate Group tested the aforementioned goodwill for impairment purposes at the following operating segment levels: Panama Banking (Discontinued Operation), El Salvador Banking, and Guatemala Banking. Each segment represents a cash‑generating unit (CGU). The evaluation at the operating‑segment level is aligned with the approach used by the CODM (Chief Operating Decision Maker) to monitor performance and allocate resources within Cibest Corporate Group. Following the assessment, it was determined that no impairment was identified for the El Salvador Banking and Guatemala Banking CGUs during 2025 and 2024.

Sensitivity analysis:
In order to assess the impact of changes in certain significant inputs such as the discount rate and the growth rate in the operating segments’ recoverable amount, Cibest Corporate Group undertook a sensitivity analysis of these inputs through alternative scenarios.
The following tables present the recoverable amount of each operating segment obtained as a result of sensitivity analysis for the discount rate and growth rate in basis points (bips):
As of December 31, 2025

Banking El Salvador

	-50 bips	Discount rate	+50 bips
Growth rate	16.70%	16.20%	15.70%
3.80%	4,360,933	4,544,177	4,742,953

	-50 bips	Growth rate	+50 bips
Discount rate	3.30%	3.80%	4.30%
16.20%	4,482,929	4,544,177	4,610,576
Banking Guatemala

	+50 bips	Discount rate	-50 bips
Growth rate	11.70%	11.20%	10.70%
5.00%	3,160,193	3,447,726	3,786,746

	-50 bips	Growth rate	+50 bips
Discount rate	4.50%	5.00%	5.50%
11.20%	3,343,204	3,447,726	3,570,586
As of December 31, 2024
Banking Panama

	+50 bips	Discount rate	-50 bips
Growth rate	11.00%	10.50%	10.00%
4.40%	12,069,096	13,061,970	14,232,692

	-50 bips	Growth rate	+50bips
Discount rate	3.90%	4.40%	4.90%
10.50%	12,512,669	13,061,970	13,709,357
Banking El Salvador

	+100 bips	Discount rate	-100 bips
	15.90%	14.90%	13.90%
Growth rate	15.30%	14.30%	13.30%
3.90%	4,821,361	5,290,874	5,861,625

	-50 bips	Growth rate	+50 bips
Discount rate	3.40%	3.90%	4.40%
14.90% and 14.30%	5,201,761	5,290,874	5,388,987

Banking Guatemala

	+50 bips	Discount rate	-50 bips
Growth rate	12.20%	11.70%	11.20%
5.10%	4,433,281	4,819,854	5,271,139

	-50 bips	Growth rate	+50 bips
Discount rate	4.60%	5.10%	5.60%
11.70%	4,665,498	4,819,854	4,999,513
Cibest Corporate Group considers goodwill as an asset with indefinite useful life.
12.2. Intangible assets
The following table sets forth the Cibest Corporate Group’s intangible assets as of December 31, 2025 and 2024, including the reconciliation of initial and final balances of the cost and accrued amortization:
As of December 31, 2025

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2025	26,067	1,655,449	508,322	2,189,838
Reclassification to assets held for sale(1)	-	(493,570)	-	(493,570)
Acquisitions	-	238,633	667	239,300
Write off	-	(151,802)	-	(151,802)
Foreign currency translation adjustment	(3,855)	(58,979)	(75,225)	(138,059)
Balance at December 31, 2025	22,212	1,189,731	433,764	1,645,707

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2025	26,067	907,389	505,898	1,439,354
Reclassification to assets held for sale(1)	-	(309,151)	-	(309,151)
Write off	-	(151,802)	-	(151,802)
Amortization expense(2)	-	191,193	1,114	192,307
Foreign currency translation adjustment	(3,855)	(36,102)	(74,899)	(114,856)
Balance at December 31, 2025	22,212	601,527	432,113	1,055,852

Intangible assets at December 31, 2025, net	-	588,204	1,651	589,855
(1)The accumulated amount as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. The net effect of the reclassification to assets held for sale amounted to COP (184,419), comprising a decrease in intangible assets of COP (175,251), additions of COP 36,303, amortization expense of COP (16,543), and foreign exchange differences and other movements of COP (28,928). For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
(2)See Note 26.3. Depreciation, amortization and impairment.

As of December 31, 2024

Cost	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2024	22,596	1,409,836	440,636	1,873,068
Acquisitions	-	211,456	-	211,456
Write off	-	(85,717)	-	(85,717)
Foreign currency translation adjustment	3,471	119,874	67,686	191,031
Balance at December 31, 2024	26,067	1,655,449	508,322	2,189,838

Amortization	Trademarks	Licenses, software and computer applications	Client relationships	Total
In millions of COP
Balance at January 1, 2024	22,596	741,765	437,135	1,201,496
Write off	-	(76,876)	-	(76,876)
Amortization expense(1)	-	168,647	1,493	170,140
Foreign currency translation adjustment	3,471	73,853	67,270	144,594
Balance at December 31, 2024	26,067	907,389	505,898	1,439,354

Intangible assets at December 31, 2024, net	-	748,060	2,424	750,484
(1)The amortization expense for intangible assets differs from the COP 144,517 disclosed in Note 26.3. Depreciation, amortization and impairment, due to the amortization expense related to Banistmo S.A. amounting to COP 25,623, an investment classified as discontinued in 2025. For further information, refer to Note 31 – Discontinued Operation.
As of December 31, 2025 and 2024, the assessment made by Cibest Corporate Group indicates there is no evidence of impairment of intangible assets.

As of December 31, 2025 and 2024, Cibest Corporate Group does not have intangible assets with restricted ownership, intangible assets pledged as collateral or contractual agreements for the acquisition of this class of assets.
Research and development costs
During the period ended at December 31, 2025, 2024 and 2023, Cibest Corporate Group incurred in research and development expenditures on non-capitalized intangible assets for COP 18,265, COP 65,010 and COP 64,363, respectively, recognized in the Consolidated Statement of Income. These costs were the result of the analysis design and implementation of the transformation projects, the most representative of which were: Core Nequi Renewal (Colombia). The expenses were recorded mainly as fees in the line ‘Other administrative and general expenses’ of the Consolidated Statement of Income.
Fully Amortized Intangible Assets
Cibest Corporate Group has intangible assets that have already reached the end of their useful life and, despite being fully amortized, continue to be in use. These assets correspond mainly to perpetual licenses and fees required to carry out the bank’s core activities. For the period ended December 31, 2025, the cost of these assets amounts to COP 113,015, the most significant being Oracle with COP 42,805 and trademarks COP 22,212. As of December 31, 2024,the cost of these assets amounted to COP 60,889, with the most significant being First Data SW Merchant Portal with COP 14,104 and Credit Risk with COP 11,102 and trademarks COP 26,067.

Intangibles which did not meet the criteria to be recognized as assets
During the period ended December 31, 2025, 2024 and 2023, Cibest Corporate Group recognized in the Consolidated Statement of Income the amount of COP 1,058, COP 3,552 and COP 1,026, respectively, related to expenditures which were not recognized as intangible assets. These expenses were not recorded as assets due to the lack of characteristics to be reliably identifiable, and those assets do not support critical processes to be recognized as intangible assets.

NOTE 13. INCOME TAX
The income tax is recognized in each of the countries where the Cibest Corporate Group has operations, in accordance with the tax regulations in force in each of the jurisdictions.

13.1 Components recognized in the Consolidated Statement of Income

	December 31, 2025	December 31, 2024	December 31, 2023
In millions of COP
Current tax(1)
Fiscal term	(2,672,274)	(1,772,530)	(1,721,483)
Prior fiscal terms(2)	68,516	159,737	46,462
Total current tax	(2,603,758)	(1,612,793)	(1,675,021)
Deferred tax
Fiscal term	(97,261)	(688,248)	(203,510)
Prior fiscal terms	(55,554)	(67,083)	(23,966)
Adjustments for consolidation purposes	(54,393)	(11,728)	82,204
Total deferred tax	(207,208)	(767,059)	(145,272)
Income tax continued operations(3) (4)	(2,810,966)	(2,379,852)	(1,820,293)
(1) The nominal income tax rate used in Colombia for the years 2025 and 2024 is 35%, and for the year 2023 it was 31%. The Colombian financial institutions of Cibest Corporate Group liquidated some additional points in the income tax of 5% for the years 2025 and 2024, and 3% for the year 2023.
2) Mainly due to the effects of Sentence CE 26739 of January 25, 2024, in both Bancolombia S.A. and Renting Colombia S.A.S.; as well as for invoices received after the end of the year and industry and commerce tax paid prior to the filing of the income tax return.
(3) It includes impacts from Decree 1474 of December 29, 2025. See notes 13.2, 13.3 and 13.5..
(4) See the effects of discontinued operations in Note 31.

13.2 Legal regulatory changes

The Political Constitution of Colombia establishes that, when events arise that seriously disrupt the country’s economic, social, and ecological order, the President of the Republic, with the signature of all ministers, is empowered to declare a State of Emergency, which allows the issuance of decrees with the force of law aimed exclusively at mitigating the crisis. These powers also allow, on a temporary basis, the creation of new taxes or the modification of existing ones; such regulations cease to be in effect at the end of the following fiscal year.

On December 22, 2025, Decree 1390 was issued, declaring an Economic and Social State of Emergency throughout the national territory due to the fiscal deficit of the Colombian State. Subsequently, on December 29, 2025, Decree 1474 was issued, establishing temporary tax measures for the 2026 fiscal year. It should be noted that the decrees issued under the state of exception are subject to review by the Constitutional Court, whose ruling is pending and may result in changes to these tax measures in 2026.

Although the general income tax rate remains at 35%, the tax impact generated by the Economic and Social State of Emergency for financial institutions and securities brokerage firms for the 2026 taxable year consists of an increase in the additional points to the income tax rate from 5% to 15%, resulting in a total income tax rate of 50%. This gave rise to the recalculation of deferred tax as of the end of 2025 at the new rate for items to be realized in 2026 (see Note 13.5).

The fifteen (15) additional points are subject to a one hundred percent (100%) advance payment, which must be calculated based on the 2025 taxable year income tax return and paid in two equal installments in April and June 2026.

In El Salvador, on March 14, 2024, Decree 969 was published in the Official Gazette with an amendment to article 4 of the
Income Tax Law, which includes income obtained abroad among the income excluded from said tax.

13.3   Reconciliation of the effective tax rate
The reconciliation between total income tax expenses calculated at the current nominal tax rate and the tax expense recognized in the income statement for the periods ended December 31, 2025, 2024 and 2023 is detailed below:

Reconciliation of the tax rate(3)	December 31, 2025	December 31, 2024	December 31, 2023
In millions of COP
Profit continued operations before tax	9,759,305	8,490,248	7,522,671
Applicable tax with nominal rate(1)	(3,903,722)	(3,396,099)	(3,009,068)
Non-deductible expenses to determine taxable profit (loss)	(223,840)	(238,669)	(246,852)
Accounting and non-tax income to determine taxable profit	705,654	637,567	722,280
Differences in accounting bases(2)	(53,396)	559,860	(106,074)
Fiscal and non-accounting income to determine taxable profit	(573,089)	(982,937)	(652,607)
Ordinary activities income exempt from taxation	1,137,614	1,394,248	1,239,876
Ordinary activities income not constituting income or occasional tax gain	110,681	79,525	67,132
Tax deductions	277,715	209,076	156,543
Goodwill Depreciation	461	461	2,478
Tax depreciation surplus	220,013	212,694	223,901
Untaxed recoveries	(138,906)	(103,017)	(64,516)
Tax rate effect in other countries	(168,488)	(327,808)	(211,206)
Prior fiscal terms	12,962	92,654	22,496
Tax discounts	8,500	8,250	-
Other effects of the tax rate by reconciliation between accounting profit and tax expense (income)	(69,918)	(525,657)	35,324
Impact of the Economic and Social State of Emergency(3)	(153,207)	-	-
Income tax continued operations (4)	(2,810,966)	(2,379,852)	(1,820,293)
(1) The nominal income tax rate used in Colombia for the years 2025 and 2024 is 35%, and for the year 2023 it was 31%. The Colombian financial institutions of Cibest Corporate Group liquidated some additional points in the income tax of 5% for the years 2025 and 2024, and 3% for the year 2023.
(2) Difference between the technical accounting frameworks in force and the full International Financial Reporting Standards (IFRS).
(3) Corresponds to the impacts of Decree 1390 of December 22, 2025, issued under the Economic and Social State of Emergency. See Note 13.2. Legal regulatory changes.
(4) See the effects of discontinued operations in Note 31.
13.4 Components recognized in Other Comprehensive Income (OCI)
See Consolidated Statement of Comprehensive Income

December 31, 2025
In millions of COP
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	4,073	(5,531)	(1,458)
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	22,378	(2,358)	20,020
Loss on asset revaluation	-	(356)	(356)
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	15,871	19,029	34,900
Unrealized gain on net investment hedge in foreign operations	364,414	(140,820)	223,594
Exchange differences arising on translating foreign operations.	(3,118,395)	-	(3,118,395)
Unrealized loss Cash flow hedge	(5,803)	87	(5,716)
Unrealized loss on investments in associates and joint ventures using equity method	(70)	(617)	(687)
Net	(2,717,532)	(130,566)	(2,848,098)

December 31, 2024
In millions of COP
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	6,041	(4,747)	1,294
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	22,109	6,463	28,572
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	14,814	8,422	23,236
Loss on net investment hedge in foreign operations	(742,930)	307,656	(435,274)
Exchange differences arising on translating foreign operations.	2,978,351	-	2,978,351
Unrealized gain Cash flow hedge	216	(87)	129
Unrealized loss on investments in associates and joint ventures using equity method	(7,690)	1,348	(6,342)
Net	2,270,911	319,055	2,589,966

December 31, 2023
In millions of COP
	Amounts before taxes	Deferred tax	Net taxes
Remeasurement income related to defined benefit liability	(44,594)	13,234	(31,360)
Unrealized gain Investments in equity instruments measured at fair value through other comprehensive income (FVTOCI)	11,144	(246)	10,898
Unrealized gain Investments in debt instruments measured at fair value through other comprehensive income (FVTOCI)	114,287	(21,023)	93,264
Loss on net investment hedge in foreign operations	1,948,833	(772,755)	1,176,078
Exchange differences arising on translating foreign operations.	(4,963,913)	-	(4,963,913)
Unrealized loss on investments in associates and joint ventures using equity method	(2,225)	2,223	(2)
Net	(2,936,468)	(778,567)	(3,715,035)
13.5       Deferred tax
In accordance with the financial projections prepared by Cibest Corporate Group, it is expected that sufficient taxable income will be generated in future periods to allow for the recovery of the deferred tax assets recognized. Consequently, Management concludes that there is a reasonable probability that these assets will be realized, in compliance with the criteria established in IAS 12.

The estimates used to support this recognition are based on financial projections prepared considering information from economic studies and research conducted by Cibest Corporate Group, as well as an analysis of the expected macroeconomic environment for the next five years. The main assumptions used in the financial models include, among others, growth in Gross Domestic Product (GDP), loan portfolio growth, and interest rate behavior. In addition, these projections incorporate the long‑term strategy defined by Cibest Corporate Group.
The deferred tax asset and liability for each of the items that generated taxable or deductible temporary differences for the period ending December 31, 2025 are detailed below:

	December 31, 2024	Effect on Income Statement (3) (4)	Effect on OCI (4)	Effect on Equity	Foreign Exchange	Adjustments for consolidation purposes	December 31, 2025
In millions of COP
Asset Deferred Tax:
Property and equipment	2,668	(2,796)	-	-	(349)	1,580	1,103
Employee Benefits	282,601	23,106	(5,531)	-	(6,997)	-	293,179
Deterioration assessment	612,213	(41,476)	-	-	(399,931)	20,203	191,009
Investments evaluation	5,278	(266)	-	-	(50)	-	4,962
Derivatives Valuation	6,063	40,683	87	-	2	(6,065)	40,770
Tax credits settlement	4,978	(4,978)	-	-	-	-	-
Financial Obligations	197,660	(197,660)	38,370	-	-	(38,370)	-
Insurance operations	34,906	(22,908)	-	-	(5,162)	-	6,836
Bonds (2)	362,786	(163,735)	(140,820)	-	2	-	58,233
Other deductions	290,284	289,224	-	-	(26,870)	-	552,638
implementation adjustment	401,830	108,885	-	-	(158,561)	-	352,154
Total Asset Deferred Tax (1)	2,201,267	28,079	(107,894)	—	(597,916)	(22,652)	1,500,884
Liability Deferred Tax:
Property and equipment	(114,638)	54,679	(356)	-	3,076	(141,280)	(198,519)
Deterioration assessment	(973,820)	87,353	-	-	—	110,234	(776,233)
Investments evaluation	(377,994)	(134,585)	16,671	-	10,559	(2,490)	(487,839)
Derivatives evaluation	(82,375)	80,493	-	-	87	1,795	-
Lease restatement	(321,813)	(161,375)	-	-	-	-	(483,188)
Investments in associates. Adjustment for equity method	(24,805)	21,355	(617)	40	(2,381)	-	(6,408)
Financial Obligations	(556)	(101,839)	(38,370)	-	83	-	(140,682)
Goodwill (3)	(1,574,360)	1,568,800	-	-	1,055	-	(4,505)
Insurance operations	(37,379)	22,534	-	-	5,529	-	(9,316)
Properties received in payment	(104,990)	(20,957)	-	-	1,922	-	(124,025)
Other deductions	(403,259)	19,764	-	-	9,963	-	(373,532)
implementation adjustment	(25)	(49,890)	-	-	-	-	(49,915)
Total Liability Deferred Tax (1)	(4,016,014)	1,386,332	(22,672)	40	29,893	(31,741)	(2,654,162)
Net Deferred Tax	(1,814,747)	1,414,411	(130,566)	40	(568,023)	(54,393)	(1,153,278)
(1) The values revealed in the Unaudited Consolidated Statement of Financial Position correspond to the sum of the net deferred tax per company.
(2) The movement in OCI is due to the hedging of investments. See Note 5.3, Net Investment Hedge of a Foreign Operation..
(3) Includes effects of discontinued operations for COP 1,567,226. See Note 31. Discontinued operation.
(4) Includes the effects of the Economic Emergency Decree (see Note 13.2 – Legal Regulatory Changes). In accordance with the requirements of IAS 12 – Income Taxes, Cibest Corporate Group classified as financial institutions in Colombia recognized a deferred tax liability of COP 153,207 recorded in profit or loss for the period, and COP 1,802 recorded in Other Comprehensive Income (OCI).

13.6    Amount of temporary differences in subsidiaries, branches, associates over which deferred tax was not recognized
In accordance with IAS 12, no deferred tax credit was recorded, because management can control the future moment in which such differences are reversed and this is not expected to occur in the foreseeable future.

	December 31, 2025	December 31, 2024
In millions of COP
Temporary differences
Local Subsidiaries	(5,993,349)	(373,971)
Foreign Subsidiaries(1)	(9,308,322)	(20,176,494)
(1) See the effects of discontinued operations in Note 31.
13.7       Dividends
13.7.1   Dividend Payment
If the parent company or any of its subsidiaries were to distribute dividends, they would be subject to the tax regulations of each of the countries in which they are decreed and distributed. In the case of Colombian companies, dividends will be subject to the application of Articles 48 and 49 of the Tax Statute and consequently will be subject to withholding at source at the established rates, in accordance with the tax characteristics of each shareholder.
13.7.2   Dividends received from Subsidiary Companies
Considering the historical tax status of the dividends received by Cibest Corporate Group from its affiliates and national subsidiaries, it is expected that in the future dividends will be received on the basis of non-income tax. They will not be subject to withholding tax, taking into account that Cibest Corporate Group, its affiliates, and national subsidiaries belong to the same business group.
13.8      Tax contingent liabilities and assets
In the determination of the effective current and deferred taxes subject to review by the tax authority, the relevant regulations have been applied in accordance with the interpretations made by the Cibest Corporate Group.

In Colombia due to the complexity of the tax system, ongoing amendments to the tax regulations, accounting changes with implications on tax bases and in general the legal instability of the country, the tax authority may at any time have different criteria than that of the Bank. Consequently, a dispute or inspection by the tax authority on a tax treatment may affect the Cibest Corporate Group accounting of assets or liabilities for deferred or current taxes, in accordance with the requirements of IAS 12. However, based on the criteria established in the interpretation of IFRIC 23, the Cibest Corporate Group did not recognize uncertain tax positions in its financial statements.

NOTE 14. OTHER ASSETS, NET
As of December 31, 2025 and 2024 Cibest Corporate Group’s other assets, net consist of:

Other Assets, net	December 31, 2025(1)	December 31, 2024
In millions of COP
Other receivables(2)	1,538,474	1,110,974
Prepaid expenses	845,182	907,620
Tax advances(3)	600,059	2,014,638
Marketable and non-marketable for sale assets	591,827	1,049,169
Assets pledged as collateral (cash)	520,105	530,924
Receivables related to abandoned accounts(4)	459,978	453,956
Receivable Sales of goods and service	245,329	251,904
Accounts receivable from contracts with customers(5)	261,425	257,262
Balance in credit card clearing house	181,448	298,677
Operating leases	165,068	176,585
Debtors	136,594	84,453
Commission for letters of credit	-	95,008
Others	564,337	556,044
Total other assets	6,109,826	7,787,214
Other allowance	(15,403)	(8,935)
Total other assets, net	6,094,423	7,778,279
(1) The accumulated value as of December 31, 2025, includes the effects of Banistmo S.A.'s classification as asset held for sale since December 18, 2025, which had other assets, net, of COP 2,007,290 that were reclassified to Assets related to investments in subsidiaries held for sale. For more information see Note 1. Reporting Entity, Note 2.D.12 Material Accounting Policies - Assets held for sale and discontinued operations and Note 31. Discontinued Operation.
(2) Other accounts receivable are mainly associated with outstanding items with payment system networks, derivatives, and cash transactions, among others.
(3) The decrease is mainly attributable to Bancolombia S.A. due to the recognition of the credit balance on the 2024 income tax return and the carryover of the outstanding balance to be refunded by the DIAN from the 2023 return, which were refunded by the DIAN in 2025.
(4) In Bancolombia, corresponds to the application of Law 1777 of February 1, 2016, where established that entities holding balances in savings or checking accounts that are considered abandoned, must transfer these resources to the special fund created and administered by ICETEX for the granting of study credits and credits to promote the quality of Higher Education Institutions.
(5) See Note 25.3. Commissions.

NOTE 15. DEPOSITS BY CUSTOMERS
The following is the detail of deposits of the Cibest Consolidated Group as of December 31, 2025 and 2024:

Deposits	December 31, 2025(1)	December 31, 2024
In millions of COP
Savings accounts(2)	133,128,722	124,636,994
Time deposits	91,673,167	109,760,722
Checking accounts	32,125,941	38,033,696
Other deposits(2)	7,486,126	6,627,989
Total deposits by customers	264,413,956	279,059,401
(1) The accumulated amount as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. As of that date, it recorded deposits totaling COP 27,293,518, which were reclassified to Liabilities related to investments in subsidiaries held for sale. For more information, see Note 1.

Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
(2) As of December 31, 2025 and 2024 includes Nequi deposits by COP 7,017,948 and COP 4,449,420, respectively, the variation is mainly due to an increase in the number of customers and transactions.

The following table details the time deposits issued by Cibest Consolidated Group:
As of December 31, 2025

Time deposits	Effective interest rate		December 31, 2025
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.10%	9.15%	26,467,776	26,390,554
Between 6 months and 12 months	0.50%	10.00%	26,702,769	26,894,925
Between 12 months and 18 months	1.35%	10.23%	10,457,649	10,627,318
Greater than 18 months	0.01%	17.00%	28,044,973	28,300,324
Total time deposits			91,673,167	92,213,121
(1)See Note 30. Fair value of assets and liabilities.
As of December 31, 2024

Time deposits	Effective interest rate		December 31, 2024
Modality	Minimum	Maximum	Carrying Value	Fair value(1)
In millions of COP
Less than 6 months	0.01%	10.60%	27,429,721	27,305,410
Between 6 months and 12 months	0.01%	12.00%	21,295,319	21,140,127
Between 12 months and 18 months	1.35%	14.55%	17,826,919	17,878,843
Greater than 18 months	0.01%	17.65%	43,208,763	43,839,953
Total time deposits			109,760,722	110,164,333
(1)See Note 30. Fair value of assets and liabilities.
The detail of time deposits issued by Cibest Corporate Group by maturity is as follows:
As of December 31, 2025

December 31, 2025
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	76,940,859	77,295,352
Between 1 and 3 years	4,024,284	4,260,741
Between 3 and 5 years	3,246,351	3,214,785
Greater than 5 years	7,461,673	7,442,243
Total	91,673,167	92,213,121
(1)See Note 30. Fair value of assets and liabilities.

As of December 31, 2024

December 31, 2024
Period	Carrying value	Fair value(1)
In millions of COP
Less than 1 year	86,592,320	86,553,690
Between 1 and 3 years	10,868,175	10,919,972
Between 3 and 5 years	2,490,326	2,462,312
Greater than 5 years	9,809,901	10,228,359
Total	109,760,722	110,164,333
(1)See Note 30. Fair value of assets and liabilities.
NOTE 16. INTERBANK DEPOSITS AND REPURCHASE AGREEMENTS AND OTHER SIMILAR SECURED BORROWING
The following table sets forth information regarding the money market operations recognized as liabilities in Consolidated Statement of Financial Position:

Interbank and repurchase agreements and other similar secured borrowing	December 31, 2025(1)	December 31, 2024
In millions of COP
Interbank Deposits
Interbank liabilities	30,102	716,493
Total interbank	30,102	716,493
Repurchase agreements and other similar secured borrowing
Repurchase agreements	392,255	372,004
Short selling operations	191,842	155,973
Temporary transfer of securities(2)	91,950	532,495
Total Repurchase agreements and other similar secured borrowing(3)	676,047	1,060,472
Total money market transactions	706,149	1,776,965
(1) The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025, which recorded interbank and repo liabilities of COP 910,189 that were reclassified to Liabilities related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)As of December 2025, decrease in the number of active simultaneous transactions, closing the period with a total of 6 passive simultaneous transactions. Of these, 5 were carried out with the Cámara de Riesgo Central de Contraparte and 1 with Fiduciaria Davivienda S.A. As of December 2024, 14 simultaneous transactions remained active, all carried out with the Cámara de Riesgo Central de Contraparte.
(3) Total repo liabilities have maturities of less than 30 days.
Offsetting of Repurchase and Resale Agreements
For Cibest Corporate Group, substantially all repurchase and resale activities are transacted under legally enforceable repurchase agreements that give Cibest Corporate Group, in the event of default by the counterparty, the right to liquidate securities held with the same counterparty.
Cibest Corporate Group does not offset repurchase and resale transactions with the same counterparty in the Consolidated Statement of Financial Position.
The table below presents repurchases and resale transactions included in the Consolidated Statement of Financial Position at December 31, 2025 and 2024:

As of December 31, 2025

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements(1)	4,674,479	-	4,674,479	(4,674,479)	-
Securities sold under repurchase agreements	(676,047)	-	(676,047)	676,047	-
Total repurchase and resale agreements	3,998,432	-	3,998,432	(3,998,432)	-
(1)The amount includes those presented as cash and cash equivalents for COP 4,673,590 and those presented as other assets for COP 889.

As of December 31, 2024

	Assets / liabilities gross	Amounts offset in the statement of financial position	Net balance presented in the statement of financial position	Financial instruments as collaterals	Assets / liabilities net
In millions of COP
Securities purchased under resale agreements(1)	5,725,166	-	5,725,166	(5,725,166)	-
Securities sold under repurchase agreements	(1,060,472)	-	(1,060,472)	1,060,472	-
Total repurchase and resale agreements	4,664,694	-	4,664,694	(4,664,694)	-
(1)The amount includes those presented as cash and cash equivalents for COP 5,722,948 and those presented as other assets for COP 2,218.
For further information about offsetting of other financial assets and liabilities see Note 5. Financial assets investments and derivatives.
NOTE 17. BORROWINGS FROM OTHER FINANCIAL INSTITUTIONS
As of December 31, 2025 and 2024, the composition of the borrowings from other financial institutions measured at amortized cost is the following:

Borrowings from other financial institutions	December 31, 2025(1)	December 31, 2024
In millions of COP
Obligations granted by foreign banks	4,163,897	10,619,033
Obligations granted by domestic banks	5,192,531	5,070,499
Total borrowings from other financial institutions	9,356,428	15,689,532
(1)The accumulated amount as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. As of that date, it recorded foreign financial obligations totaling COP1,755,502 which were reclassified to Liabilities related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.

Obligations granted by foreign banks
As of December 31, 2025

Financial entity	Rate Minimum	Rate Maximum	December 31, 2025
In millions of COP
Financing with Correspondent Banks and Multilateral Entities(1)	4.48%	7.50%	2,901,835
Banco Interamericano de Desarrollo (BID)	6.47%	8.98%	1,083,902
Banco Latinoamericano de Comercio Exterior (Bladex)	5.20%	5.42%	178,160
Total			4,163,897
(1)The decrease is mainly due to the reclassification of Banistmo S.A. as an asset held for sale and to the early cancellations of obligations by Bancolombia Panamá S.A.

As of December 31, 2024

Financial entity	Rate Minimum	Rate Maximum	December 31, 2024
In millions of COP
Financing with Correspondent Banks and Multilateral Entities	1.50%	8.99%	9,959,214
Banco Interamericano de Desarrollo (BID)	8.47%	9.62%	614,946
Banco Latinoamericano de Comercio Exterior (Bladex)	5.80%	5.80%	44,873
Total			10,619,033
The maturities of the financial obligations with foreign entities as of December 31, 2025 and 2024 are the following:

Foreign	December 31, 2025(1)	December 31, 2024
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	2,028,754	7,428,943
More than twelve months after the reporting period	2,135,143	3,190,090
Total	4,163,897	10,619,033
(1)The decrease is mainly due to the reclassification of Banistmo S.A. as an asset held for sale, as well as a decrease in Bancolombia Panamá resulting from early cancellations made on various obligations with third parties.
Obligations granted by domestic banks
As of December 31, 2025

Financial entity	Rate Minimum	Rate Maximum	December 31, 2025
In millions of COP
Financiera de desarrollo territorial (Findeter)	3.78%	17.22%	2,387,805
Fondo para el financiamiento del sector agropecuario (Finagro)	5.14%	12.70%	1,362,009
Banco de comercio exterior de Colombia (Bancoldex)	2.17%	16.66%	370,631
Other private financial entities	5.22%	10.13%	1,072,086
Total			5,192,531

As of December 31, 2024

Financial entity	Rate Minimum	Rate Maximum	December 31, 2024
In millions of COP
Financiera de desarrollo territorial (Findeter)	4.15%	17.21%	2,239,644
Fondo para el financiamiento del sector agropecuario (Finagro)	5.09%	13.59%	1,363,891
Banco de comercio exterior de Colombia (Bancoldex)	2.17%	17.50%	399,266
Other private financial entities	5.11%	13.01%	1,067,698
Total			5,070,499
The maturities of financial obligations with domestic banks as of December 31, 2025 and 2024, are as follows:

Domestic	December 31, 2025	December 31, 2024
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	371,929	679,069
More than twelve months after the reporting period	4,820,602	4,391,430
Total	5,192,531	5,070,499
As of December 31, 2025 and 2024, there were some financial covenants, mainly regarding capital adequacy ratios, past due loans and allowances, linked to some of the aforementioned outstanding credit facilities. None of these covenants had been breached nor were the related obligations past due.

NOTE 18. DEBT INSTRUMENTS IN ISSUE
Duly authorized by the authority in each country bonds have been issued as follows:
As of December 31, 2025

Issuer	Currency		Face value(1)(2)	Balance COP(1)	Rate Range
Bancolombia S.A.(3)(4)	Local	COP	2,161,877	2,172,288	7.90%-12.25%
Bancolombia S.A.(5)(6)(7)	Foreign	USD	1,279,507	4,790,394	4.40%-8.82%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	44,100	170,272	5.00%-5.20%
Banco Agrícola S.A.(8)	Foreign	USD	42,000	158,051	6.26%-7.56%
Bancolombia Panamá S.A.	Foreign	USD	30,084	116,925	4.20%-5.40%
Grupo Agromercantil Holding S.A.	Foreign	USD	469	1,763	0.25%-5.50%
Total debt instruments in issue				7,409,693
(1)The accumulated amount as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. As of that date, it recorded debt securities totaling COP 3,429,730, which were reclassified to Liabilities related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
(2) Face value is in thousands of U.S. dollars for foreign currency bonds.
(3) The decrease is due to the maturity of bonds in local currency.
(4) The increase in bond interest rates is due to the relationship with the IPC (Consumer Price Index) indicator.
(5) See Note 18.1. Issue of Bancolombia S.A. subordinary bonds.
(6) See Note 18.2. Repurchase Bonds maturing in 2025 and 2027 Bancolombia S.A.

(7) As of December 31, 2025, USD528,000 were designated as net investment coverage abroad. See Note 5.3. Hedge Accounting.
(8) See Note 18.4. Issue of Banco Agrícola S.A. ordinary bonds

As of December 31, 2024

Issuer	Currency		Face value(1)	Balance COP	Rate Range
Bancolombia S.A.	Local	COP	2,253,761	2,244,212	7.80%-12.49%
Bancolombia S.A.(2)(3)(4)	Foreign	USD	1,247,766	5,553,607	5.20%-8.82%
Banistmo S.A.(5)	Foreign	USD	585,051	2,617,132	4.25%-6.35%
Banco Agrícola S.A.(6)	Foreign	USD	117,182	517,068	5.60%-7.70%
Bancolombia Puerto Rico Internacional Inc.	Foreign	USD	51,734	246,083	5.15%-5.50%
Bancolombia Panamá S.A.	Foreign	USD	20,338	95,070	5.00%-6.00%
Grupo Agromercantil Holding S.A.	Foreign	USD	464	2,044	0.25%-7.25%
Total debt instruments in issue				11,275,216
(1)Face value is in thousands of U.S. dollars for foreign currency bonds.
(2)See Note 18.1. Issue of Bancolombia S.A. subordinary bonds.
(3)See Note 18.2. Repurchase Bonds maturing in 2025 and 2027 Bancolombia S.A.
(4)As of December 31, 2024, USD884,544 was designated as hedge of net asset in a foreign operation. See Note 5.3. Hedge Accounting.
(5)See Note 18.3. Issue of Banistmo S.A. discontinued operation ordinary bonds
(6)See Note 18.4. Issue of Banco Agrícola S.A. ordinary bonds
The following table shows the detail of the bonds classified by currency, term and type of issue:
As of December 31, 2025

Issuer	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	615,726	615,726
Ordinary bonds	-	-	-	1,556,564	1,556,564
Foreign currency
Subordinated bonds(1)	-	-	-	4,721,908	4,721,908
Ordinary bonds(2)	283,170	93,768	6,859	131,698	515,495
Total	283,170	93,768	6,859	7,025,896	7,409,693
(1)In the event of default of the Bank, the subordinated bonds will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.

As of December 31, 2024

Issuer	Less than 1 year	Between 1 to 3 years	Between 3 to 5 years	Greater than 5 years	Total amortized cost
In millions of COP
Local currency
Subordinated bonds(1)	-	-	-	615,699	615,699
Ordinary bonds	-	-	-	1,628,513	1,628,513
Foreign currency
Subordinated bonds(1)	-	-	-	5,516,940	5,516,940
Ordinary bonds	243,861	1,097,493	7,684	2,165,026	3,514,064
Total	243,861	1,097,493	7,684	9,926,178	11,275,216
(1)In the event of default of the Bank, the subordinated bonds will be subordinated to the claims of depositors and all other creditors of the issuer, other than creditors whose claims rank equally with, or are junior to, the claims of the holders of the subordinated liabilities.
18.1. Issue of Bancolombia S.A. subordinated bonds.

On June 24, 2024, the Bank issued subordinated bonds for USD800,000, maturing in 2034, which have an early redemption option that may be exercised after five years from the date of issue and a nominal coupon of 8.625% payable semi-annually on December 24 and June 24 of each year, beginning on December 24 of that year.

18.2. Repurchase Bonds maturing in 2025 and 2027 Bancolombia S.A.

On June 24, 2024, the Bank carried out a debt management operation by offering to the market a repurchase of the senior bonds due in 2025 and subordinated bonds due in 2027 for USD267,421 and USD283,632 respectively.

On July 2, 2024, the second repurchase cut of the debt management operation that began in June was met, for USD2,013 of the senior bonds due in 2025 and USD4,661 USD of the subordinated bonds due in 2027.

On November 12, 2024, the full redemption of the senior bonds due in 2025 was carried out for USD212,600.

On December 18, 2024, the Bank exercised the call option on the subordinated bonds due in 2029, which were fully redeemed for USD550,000.

The total nominal amount repurchased from the above transactions is USD1,320,327, of which USD1,036,695 was part of the net foreign investment hedging relationship, which is being discontinued in the same proportion. See Note 5.3 Hedge Accounting.

18.3. Issuance of Ordinary Bonds – Banistmo S.A. (Discontinued Operation)

Banistmo S.A., an operation classified as a discontinued operation, issued in 2025 bonds under its Revolving Bond Program totaling USD104,395, with interest rates ranging from 1.65% to 5.50% and maturities from 1 year to 5 years.

Banistmo S.A., issued bonds under the Revolving Bond Program in 2024, for USD106,868 with rates ranging from 5.70% to 6.35% and terms from 1 year to 2 years. In 2023 it issued bonds under the Revolving Bond Program, for USD58,062 each with a term of 1 year and rates ranging from 6.00% to 6.25%.

18.4. Issue of Banco Agrícola S.A. ordinary bonds.

Banco Agrícola, a subsidiary of Cibest Corporate Group, issued ordinary bonds in 2025 for USD7,000, at an interest rate of 6.30% and a maturity of 1 year.

Banco Agrícola a subsidiary of the Bank issued ordinary bonds in 2024 for USD21,382 with rates ranging from 7.00% to 7.05% and terms from 1 year to 1.5 years of which some were redeemed early.

For information related to the disclosures of fair value of the debt securities in issue, see Note 30. Fair value of assets and liabilities.

The following is a schedule of the debt instruments in issue by maturity:

Issuer	December 31, 2025	December 31, 2024
In millions of COP
Amount expected to be settled:
No more than twelve months after the reporting period	1,048,169	1,297,811
More than twelve months after the reporting period	6,361,524	9,977,405
Total	7,409,693	11,275,216
As of December 31, 2025 and 2024, there were no financial covenants linked to the aforementioned securities in issue, except for some financial covenants related to the Banistmo S.A. social gender private placement bond. None of these covenants had been breached nor were the related obligations past due.
NOTE 19. EMPLOYEE BENEFIT PLANS
The following table shows liabilities relating to post-employment benefit and long-term benefit plans:

Employee benefit plans	December 31, 2025	December 31, 2024
In millions of COP
19.1 Defined benefit pension plan	130,577	140,996
19.2 Severance obligation	7,202	9,351
19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium	208,892	222,786
19.4 Other long-term benefits	600,939	581,168
Total Post-employment and long-term benefit plans	947,610	954,301
Fair value Plan assets	-	2,746
Total Unfunded Post-employment and long-term benefit plans(1)	947,610	951,555
(1) The accumulated amount as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. As of that date, it recorded employee benefits totaling COP 2,891, which were reclassified to Liabilities related to investments in subsidiaries held for sale. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
These benefits include all types of payments that Cibest Corporate Group provides to its employees. The recognition of liabilities related to post-employment and long-term employee benefit plans is based on actuarial computations which involve judgments and assumptions made by management (with the assistance of external actuaries) related to the future macroeconomic and employee demographic factors, among others, which will not necessarily coincide with the future outcome of such factors.
Post-employment benefits
19.1 Defined benefit pension plan
Colombia
Under Colombian law, employee pension obligations have been managed as a defined contribution plan since 1990. Bancolombia S.A.'s a Colombian bank legal retirement benefit obligation as of December 31, 2025 and 2024 relates to retired employees who rendered services to Bancolombia S.A. before the current regulations took effect. Under this unfunded plan, benefits are based on length of service and level of compensation. As of December 2025, 450 participants were covered by this plan, and as of December 2024, 478 participants.
For purposes of the projected assessment of the pension plan obligation, in the absence of an extensive market for high-quality corporate debt, the sovereign bond curve of the Colombian government is used, with maturity similar to the residual life of the obligation of the projected benefit. The net cost of pensions is accounted for in the Consolidated Statement of Income as “salaries and employee benefits” and includes the interest costs and cost of current service.

Defined benefit pension plan and other benefits	2025	2024
In millions of COP
Present value of the obligation as of January 1	103,247	101,778
Interest cost	10,756	10,459
Benefits paid	(12,943)	(13,003)
Net actuarial (gain) / loss due to changes in assumptions	(5,241)	2,229
Net actuarial (gain) due to plan experience	(936)	(366)
Others	-	2,150
Defined obligation, unfunded as of December 31	94,883	103,247
Panamá
The Chase Manhattan Bank Corporation, N.A. (formerly “HSBC Bank Panamá”, later merged with Banistmo S.A. in 2000) offered a defined benefit pension plan based on the average salaries paid during the 120 most recent months prior to the employee's retirement date and the years of employment service. The right to this plan was obtained after 10 years of service with the organization. This individual plan covered a certain group of employees who were hired by Chase Manhattan Bank Corporation, N.A. and it was not extended to employees of HSBC Bank Panama, now Banistmo S.A.
As of December 31 of 2025, there were 33 participants (6 participants with deferred benefits and 27 participants receiving benefits).

Defined benefit pension plan	2025(1)	2024
In millions of COP
Present value of the obligation as of January 1	3,265	3,051
Interest cost	198	234
Benefits paid from plan assets	(399)	(524)
Net actuarial loss due to changes in assumptions	323	117
Net actuarial gain due to plan experience	(5)	(63)
Foreign currency translation effect	(491)	450
Reclassification to liabilities related to assets held for sale(1)	(2,891)	-
Defined obligation, funded as of December 31	-	3,265
(1) The accumulated amount as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
Banistmo S.A. (Discontinued operation), has established a plan with assets to secure benefits promised by Banistmo to the employees entitled to participate in the Pension Plan for former Chase employees under the terms described above and to comply with Panama labor code, which specifies the terms of securing the payments to be made in the event of an employee’s termination (voluntary or involuntary) or upon retirement (termination indemnity plan).
Banistmo’s pension and post-retirement plan assets consider investments in fixed-term deposits and cash and due from banks, in order to reduce the investment risk. The plan assets are managed by a trustee (third party). Likewise, the assets allocation is periodically reviewed by Banistmo and, when necessary, adjusted according to the investment strategy. The plan's investment assets are measured at fair value using significant, unobservable market data and, therefore, are classified as Level 3.

The expected return on assets assumption represents the long term rate of return based on analysis of historical returns, historical asset class volatilities and the fund’s past experience.
The following table details the change in plan assets:

Banistmo’s Plan assets	2025(1)	2024
In millions of COP
Fair value of assets as of January 1	2,746	2,765
Interest income on plan assets	112	129
Benefits paid	(412)	(540)
Foreign currency translation effect	(385)	392
Reclassification to liabilities related to assets held for sale(1)	(2,061)	-
Fair value assets as of December 31	-	2,746
(1) The accumulated amount as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
Guatemala
Banco Agromercantil Guatemala S.A. has established a retirement pension plan for its employees. Under this plan, the employees are entitled to receive a lifetime payment of 50% of their monthly nominal wage, if they are 70 years old and have 30 years of service, or if they are 65 years old and have 40 years of service. On the other hand, employees are entitled to receive a lifetime payment of 70% of their monthly nominal wage, if they are 70 years old and have 40 years of service, or they are 65 years old and have 45 years of service.

Defined benefit pension plan	2025	2024
In millions of COP
Present value of the obligation as of January 1	34,484	28,025
Current cost of service	1,233	1,136
Interest cost	2,819	2,657
Benefits paid	(1,680)	(1,668)
Net actuarial loss / (gain) due to changes in assumptions(1)	5,139	(556)
Net actuarial (gain) due to plan experience	(886)	(61)
Foreign currency translation effect	(5,415)	4,951
Defined obligation, unfunded as of December 31	35,694	34,484
(1)The loss for the year 2025 was mainly due to the decrease in the discount rate from 9.10% in 2024 to 8.30% in 2025.
19.2 Severance obligation
Colombia
Under Colombian labor regulations, employees hired before 1990 are entitled to receive severance in an amount equal to one month’s salary for each year of service. This benefit accumulates and is paid to the employees upon their termination or retirement from Bancolombia S.A., subsidiary of Grupo Cibest S.A. calculated based on the employees’ last salary base; however, employees may request advances against this benefit at any time. In 1990, the Colombian government revised its labor regulations for new employees to permit companies, subject to the approval of the employees, to transfer this severance obligation annually to private pension funds (this scheme of employee benefits is known as the current severance obligation).
As of December 2025 and 2024, 63 and 82 participants, respectively, were covered by this plan.

The balances recognized in the Consolidated Statement of Financial Position are listed below:

Severance obligation	2025	2024
In millions of COP
Present value of the obligation as of January 1	9,351	14,360
Current cost of service	179	267
Interest cost	724	1,116
Benefits paid	(4,219)	(5,369)
Net actuarial (gain) / loss due to changes in assumptions	(187)	13
Net actuarial loss / (gain) due to plan experience	1,354	(1,036)
Defined obligation, unfunded as of December 31	7,202	9,351
19.3 Retirement Pension Premium Plan and Executive Pension Plan Premium
Colombia
Under Colombian labor regulations, employers and employees are entitled to negotiate private agreements. Grupo Cibest S.A.'s subsidiaries Bancolombia S.A., Valores Bancolombia S.A. Comisionista de Bolsa, Banca de Inversión Bancolombia S.A. Corporación Financiera and Fiduciaria Bancolombia S.A. Sociedad Fiduciaria employees participate in a defined benefit plan according to which they are entitled to receive, on the date of their retirement, a single payment.
El Salvador
By means of Decree 592 of 2013, under Salvadorian labor regulations, employees are entitled to receive 15 days of salary for each year of service. This benefit is payable upon retirement, resignation, unjustified dismissal, death and disability. As of December 31, 2025, and 2024, there were 3,089 and 3,023 participants respectively, covered by the plan.
Guatemala
Banco Agromercantil Guatemala S.A. has established a defined benefit plan for its employees. Under this plan, the employees are entitled to receive a one-off payment based on the number of years of service to the organization in the event of waiver before retirement. As of December 31, 2025, and 2024, there were 3,336 and 3,627 participants respectively, covered by the plan.
The annual change of the present value of the obligations of defined benefit plans is as follows:

Retirement Pension Premium Plan	2025	2024
In millions of COP
Present value of the obligation as of January 1	222,786	195,295
Current service cost	22,552	20,632
Interest cost	17,591	18,157
Benefits paid	(30,253)	(22,004)
Net actuarial (gain) / loss due to changes in assumptions	(8,714)	1,046
Net actuarial loss / (gain) due to plan experience	1,630	(6,103)
Foreign currency translation effect(1)	(16,700)	15,763
Defined obligation, unfunded as of December 31	208,892	222,786
(1)The actuarial gain in 2025 is mainly explained for Bancolombia S.A. by the departure of employees covered by the plan.

19.4 Other long-term benefits
In addition to legal benefits and the aforementioned post-employment benefits, Cibest Corporate Group grants its employees other benefits based on the employees’ seniority. For the periods ended December 31, 2025 and December 31, 2024, the reconciliation of the other long-term benefits is set below:

Other long term benefits	2025	2024
In millions of COP
Present value of the obligation as of January 1	581,168	543,210
Current service cost	62,262	57,653
Interest cost	60,434	56,157
Loss from changes in demographic assumptions	622	-
Benefits paid	(64,933)	(62,762)
Net actuarial (gain) due to changes in assumptions(1)	(28,094)	(8,083)
Net actuarial (gain) due to plan experience	(3,136)	(11,655)
Foreign currency translation effect	(7,384)	6,648
Defined obligation, unfunded as of December 31	600,939	581,168
(1)In the case of Bancolombia S.A., in 2025 the discount rate increased from 11.00% to 12.25% and the nominal inflation rate from 5.40% to 5.50%, generating an actuarial gain of COP 24,426.

Defined contribution plans
The expense recognized in the line “Salaries and employee benefits” of the Consolidated Statement of Income for defined contribution plans, for current severance regimen and pension benefits, is as follows:

Defined contribution plans	2025	2024
In millions of COP
Pension	344,033	318,988
Current severance regimen	105,738	92,729
Total	449,771	411,717
The economic assumptions used in the determination of the present value of the defined benefit plans, in nominal terms, are as follows:
Colombia

Main projected assumptions	December 31, 2025	December 31, 2024
Discount rate	12.25%	11.00%
Rate of wage increase	8.00%	7.90%
Projected inflation	5.50%	5.40%
Rate of pension increase	5.50%	5.40%

Bancolombia Panamá

Main projected assumptions	December 31, 2025	December 31, 2024
Discount rate	6.50%	7.00%
Rate of wage increase	2.00%	2.00%
Projected inflation	2.00%	2.00%
El Salvador

Main projected assumptions	December 31, 2025	December 31, 2024
Discount rate	5.00%	5.20%
Rate of wage increase	2.50%	2.50%
Projected inflation	1.50%	1.50%
Guatemala

Main projected assumptions	December 31, 2025	December 31, 2024
Discount rate	8.30%	9.10%
Rate of wage increase	5.00%	5.00%
Projected inflation	4.00%	4.00%
In 2025, assumptions regarding future longevity have been based on mortality tables, which reflect average ages of mortality from 30-60 years. The rate used to discount the obligation of the defined benefit plan to reflect the duration of the labor liabilities as of December 2025 corresponds to the yield of sovereign bonds of each country where the plan is established, either Colombia, Panama, Guatemala and El Salvador, as applicable, since the market transactions of these countries involving corporate bonds of high quality have no high levels of activity. The assumption of the rate of inflation is based on the long-term projection of the Central Bank of Colombia, Panama, Guatemala and El Salvador.
The nature of the risks related to the aforementioned obligations are summarized below:

Investment risk	The present value of the obligation for the defined benefits plan is calculated using a discount rate determined with reference to high quality sovereign yields of each country. Currently, the plan includes investment in financial instruments that are not vulnerable to market risks
Interest rate risks	A reduction in the bond’s interest rate will increase the plan obligation; however, this will be partially offset by an increase in the return on the plan’s deposit investments.
Longevity risk	The present value of the obligation of the defined benefit plan is calculated with reference to the highest estimate of the mortality of participants during their time of employment. An increase in the life expectancy of the participants will increase the plan obligation
Salary risk	The present value of the obligation of the benefit plan is calculated with reference to the future salaries of the participants. As such, an increase in the participants’ wages will increase the obligation of the plan

Estimated payment of future benefits
The payments of benefits, which reflect future service rendered, are considered to be paid as follows:

Years	Pension Benefits	Other benefits
In millions of COP
2026	15,425	107,959
2027	15,356	93,809
2028	15,302	107,480
2029	14,996	101,081
2030	14,588	101,310
2031 to 2035	64,604	541,849
Sensitivity analysis
In presenting the sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of the reporting period, which is the same method used to calculate the defined benefit obligation (DBO) recognized in the Statement of Financial Position. Obligations and expenses will change in the future as a result of future changes in the methods of projection and assumption, participant information, plan provisions, and regulations, or as resulting from future gains and losses.
There were no changes in the methods and assumptions used in preparing the sensitivity analyses from prior years.
Colombia
Defined benefit pension plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	12.50%	0.50% increase	(2,416)
Discount rate	11.50%	0.50% decrease	2,550
Pension increases	6.00%	0.50% increase	2,905
Pension decreases	5.00%	0.50% decrease	(2,769)
Mortality Table		One year increase in life expectancy	3,842
Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	12.75%	0.50% increase	(5,112)
Discount rate	11.75%	0.50% decrease	5,534
Salary increases	8.50%	0.50% increase	5,765
Salary decreases	7.50%	0.50% decrease	(5,359)

Severance obligation

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	11.25%	0.50% increase	(71)
Discount rate	10.25%	0.50% decrease	73
Salary increases	8.50%	0.50% increase	197
Salary decreases	7.50%	0.50% decrease	(194)
Guatemala
Defined Benefit Pension Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	8.80%	0.50% increase	(3,097)
Discount rate	7.80%	0.50% decrease	3,558
Salary increases	5.50%	0.50% increase	2,369
Salary decreases	4.50%	0.50% decrease	(2,126)
Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.50%	0.50% increase	(1,674)
Discount rate	6.50%	0.50% decrease	1,766
Salary increases	5.50%	0.50% increase	1,792
Salary decreases	4.50%	0.50% decrease	(1,713)
El Salvador
Retirement Pension Premium Plan

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	5.50%	0.50% increase	975
Discount rate	4.50%	0.50% decrease	(1,054)
Salary increases	3.00%	0.50% increase	(208)
Salary decreases	2.00%	0.50% decrease	249

Colombia
Other long-term benefits

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	12.50%	0.50% increase	(15,170)
Discount rate	11.50%	0.50% decrease	16,067
Salary increases	8.50%	0.50% increase	16,576
Salary decreases	7.50%	0.50% decrease	(15,771)
Guatemala

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	7.50%	0.50% increase	(1,208)
Discount rate	6.50%	0.50% decrease	1,294
Salary increases	5.50%	0.50% increase	1,316
Salary decreases	4.50%	0.50% decrease	(1,238)
El Salvador

Assumption	Value	(Increase/Decrease)	Effect on DBO
In millions of COP
Discount rate	5.50%	0.50% increase	151
Discount rate	4.50%	0.50% decrease	(161)
Bonuses and short-term benefits
Short-term employment benefit plans recognized in the Consolidated Statement of Financial Position in the line “other liabilities” consist of the following:

Other employment benefit plans	December 31, 2025	December 31, 2024
In millions of COP
Current severance obligation	122,690	107,938
Bonuses and short-term benefits(1)	817,366	676,967
Other employment benefit plans	940,056	784,905
(1)The increase between December 31, 2025, and 2024, corresponds to the bonuses related to employees’ variable compensation. See Note 20 Other Liabilities.

NOTE 20. OTHER LIABILITIES
Other liabilities consist of the following:

Other liabilities	December 31, 2025 (1)	December 31, 2024
In millions of COP
Payables	4,000,570	3,547,341
Suppliers	1,943,318	1,840,622
Advances to obligations	1,686,868	1,373,401
Bonuses and short-term benefits	817,366	676,967
Deposits delivered as security(2)	764,034	378,767
Security contributions	611,103	559,038
Collection services	475,233	480,202
Salaries and other labor obligations	445,258	428,077
Provisions(3)	382,655	439,095
Advances in leasing operations and loans	194,886	173,168
Liabilities from contracts with customers(4)	48,658	68,040
Dividends(5)	24,775	873,598
Deferred interests	23,616	106,058
Other financial liabilities	59,913	46,187
Total	11,478,253	10,990,561
(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025, which recorded other liabilities amounting to COP 729,354 that were reclassified to Liabilities related to investments in subsidiaries held for sale. For further information, see Note 1, Reporting Entity; Note 2.D12, Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31, Discontinued Operation.
(2)The increase is mainly due to international counterparties for derivative transactions.
(3) See Note 21. Provisions and contingent liabilities.
(4)See Note 25.3 Commissions, in the detail of accounts receivable balances and contract liabilities.
(5)Dividends payable corresponds to the distribution of profits. As of December 2024, these corresponded to the last aliquot of the dividends declared on the 2023 profits, which were paid in January 2025. The dividends declared in March 2025 were paid on April 1, for COP3,751,125. Likewise, an extraordinary dividend payment was made on April 29, 2025, for COP600,180. See Consolidated Statement of Changes in Equity, distribution of dividends.

NOTE 21. PROVISIONS AND CONTINGENT LIABILITIES
21.1. Provisions
The following tables show the detail of the provisions at December 31, 2025, and 2024:

As of December 31, 2025

	Judicial proceedings	Administrative proceedings(2)	Financial guarantees	Loan commitments	Onerous contracts(3)	Total(4)
In millions of COP
Balance as of January 1, 2025	45,485	83,468	4,493	296,929	8,720	439,095
Reclassification to liabilities related to investments in subsidiaries held for sale(1)	(4,232)	-	(383)	(34,836)	-	(39,451)
Additions recognized in the period	24,484	15,139	7,854	125,193	5,357	178,027
Provisions used during the period	(6,968)	(8,890)	-	-	(3,896)	(19,754)
Provisions reversed during the period	(8,813)	(834)	(2,222)	(145,967)	(2,781)	(160,617)
Translation adjustment	(1,086)	-	(71)	(13,488)	-	(14,645)
Final balance as of December 31, 2025	48,870	88,883	9,671	227,831	7,400	382,655
(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For further information, see Note 1, Reporting Entity; Note 2.D12, Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31, Discontinued Operation..
(2)The balance mainly includes new provisions of COP 15,355 and an increase in existing provisions of COP 4,915.
(3)Onerous contracts corresponds to Renting Colombia S.A.S., whose maturity exceeds three years.
(4)The decrease mainly relates to Banistmo S.A. (a subsidiary classified as an asset held for sale), see Note 31 Discontinued operations.

As of December 31, 2024

	Judicial proceedings(1)	Administrative proceedings(2)	Financial guarantees(3)	Loan commitments	Onerous contracts(4)	Total
In millions of COP
Balance as of January 1, 2024	50,812	92,380	2,238	252,381	3,300	401,111
Additions recognized in the period	36,347	1,038	2,599	169,878	5,420	215,282
Provisions used during the period	(33,333)	(9,976)	-	-	-	(43,309)
Provisions reversed during the period	(11,362)	-	(407)	(138,052)	-	(149,821)
Translation adjustment	1,581	26	63	12,722	-	14,392
Effect of discounted cash flows	1,440	-	-	-	-	1,440
Final balance as of December 31, 2024	45,485	83,468	4,493	296,929	8,720	439,095
(1)The balance includes provisions mainly with Tuvacol S.A. and payments mostly with the processes of the municipality of Purificación Tolima and fiscal responsibility of the departmental comptroller's office of Cundinamarca.
(2)The balance mainly includes environmental remediation of the Santa Elena property (see Note 21.2. Contingent Liabilities) current Judicial Proceedings, and a contentious administrative proceedings arising from a difference in interpretation of the applicable income tax law for COP 15,655.
(3)The balance corresponds mainly to financial guarantees in Bancolombia S.A. and its increase is due to the new operations.
(4)Onerous contracts correspond to Renting Colombia S.A.S.

Litigation

As of December 31, 2025

Duration of the litigation provision	Judicial proceedings	Administrative proceedings	Onerous contracts
In millions of COP
Litigation under 1 month	31,092	-	-
Litigation greater than 1 year and up to 3 years	9,422	57,863	-
Litigation greater than 3 years	8,356	31,020	7,400
Total	48,870	88,883	7,400

As of December 31, 2024

Duration of the litigation provision	Judicial proceedings	Administrative proceedings	Onerous contracts
In millions of COP
Litigation under 1 month	25,746	373	-
Litigation greater than 1 year and up to 3 years	6,572	66,630	-
Litigation greater than 3 years	13,167	16,465	8,720
Total	45,485	83,468	8,720
The following table shows the changes in the provision for financial guarantees and loan commitments during period at December 31, 2025, and 2024 with the expected credit loss model:

	Stage 1	Stage 2	Stage 3	Total
Balance as of January 1, 2025	156,056	78,380	66,986	301,422
Transfers	20,656	(9,867)	(10,789)	-
Transfer to stage 1	29,755	(20,164)	(9,591)	-
Transfer to stage 2	(5,634)	14,210	(8,576)	-
Transfer to stage 3	(3,465)	(3,913)	7,378	-
Reclassification to liabilities related to investments in subsidiaries held for sale(1)	(13,784)	(21,048)	(387)	(35,219)
Provisions recognized during the period	63,517	26,002	43,528	133,047
Provisions reversed during the period	(100,991)	(23,973)	(23,225)	(148,189)
Translation adjustment	(8,297)	(5,194)	(68)	(13,559)
Balance as of December 31, 2025	117,157	44,300	76,045	237,502
(1) The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For further information, see Note 1, Reporting Entity; Note 2.D12, Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31, Discontinued Operation.

	Stage 1	Stage 2	Stage 3	Total
Balance as of January 1, 2024	158,337	45,058	51,224	254,619
Transfers	5,186	4,587	(9,773)	-
Transfer to stage 1	12,161	(6,950)	(5,211)	-
Transfer to stage 2	(4,383)	14,688	(10,305)	-
Transfer to stage 3	(2,592)	(3,151)	5,743	-
Provisions recognized during the period	74,787	51,131	44,387	170,305
Provisions reversed during the period	(91,105)	(26,271)	(18,911)	(136,287)
Translation adjustment	8,851	3,875	59	12,785
Balance as of December 31, 2024	156,056	78,380	66,986	301,422
Judicial proceedings
Judicial provisions refer to pending legal proceedings on employment matters, ordinary lawsuits, class actions suits, civil actions within criminal prosecutions and executive proceedings against Cibest Corporate Group. In the opinion of management, after receiving pertinent legal advice, the payments estimated to be made in connection with these proceedings will not generate significant losses in addition to the provisions recognized as of December 31, 2025 and 2024. In addition, Cibest Corporate Group does not expect to obtain any reimbursement from judicial proceedings raised against it and, therefore, has not recognized any assets for that purpose, see Note 21.2 Contingent liabilities.

Onerous contracts
For Cibest Corporate Group, an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.
Financial guarantees
The table below shows the maximum exposure to credit risk and provision based on the bank´s internal credit rating system, 12 months Basel PD range and year-end stage classification:
As of December 31, 2025

Standard	PD range	Stage 1		Stage 2		Stage 3		Total(1)
		Exposure	Provision	Exposure	Provision	Exposure	Provision	Exposure	Provision
Normal risk	0% - 3.11%	5,775,002	9	4,750	-	-	-	5,779,752	9
Acceptable risk	> 3.11% - 11.15%	103,636	1	772	-	-	-	104,408	1
Appreciable risk	> 11.15% - 72.75%	507,049	1	11,067	1	-	-	518,116	2
Significant risk	> 72.75% - 89.89%	-	-	-	-	-	-	-	-
Bad risk	> 89.89% - 100%	-	-	-	-	152,549	9,659	152,549	9,659
Total		6,385,687	11	16,589	1	152,549	9,659	6,554,825	9,671

As of December 31, 2024

Standard	PD range	Stage 1		Stage 2		Stage 3		Total
		Exposure	Provision	Exposure	Provision	Exposure	Provision	Exposure	Provision
Normal risk	0% - 3.11%	9,738,866	12	267	-	-	-	9,739,133	12
Acceptable risk	> 3.11% - 11.15%	173,730	14	10,563	1	8,000	2	192,293	17
Appreciable risk	> 11.15% - 72.75%	14,123	1	6,970	3	48,221	-	69,314	4
Significant risk	> 72.75% - 89.89%	-	-	-	-	-	-	-	-
Bad risk	> 89.89% - 100%	-	-	-	-	143,561	4,460	143,561	4,460
Total		9,926,719	27	17,800	4	199,782	4,462	10,144,301	4,493

The following table shows the maturity schedule for financial guarantees as of December 31, 2025, and 2024:
As of December 31, 2025

Maturity	Financial guarantees(1)
In millions of COP
Guarantees under 1 month	759,832
Guarantees greater than 1 month and up to 3 months(1)	1,018,158
Guarantees greater than 3 months and up to 1 year (1)	2,842,203
Guarantees greater than 1 year and up to 3 years(2)	1,249,931
Guarantees greater than 3 years and up to 5 years	632,287
Guarantees greater than 5 years	52,414
Total	6,554,825
(1) The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For further information, see Note 1, Reporting Entity; Note 2.D12, Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31, Discontinued Operation.

As of December 31, 2024

Maturity	Financial guarantees
In millions of COP
Guarantees under 1 month	744,077
Guarantees greater than 1 month and up to 3 months(1)	1,498,132
Guarantees greater than 3 months and up to 1 year(1)	5,036,939
Guarantees greater than 1 year and up to 3 years(2)	2,135,249
Guarantees greater than 3 years and up to 5 years	60,876
Guarantees greater than 5 years	669,028
Total	10,144,301

The total amount outstanding is the maximum potential payments which represent a “worse-case scenario” and does not reflect expected results.
Loan commitments
The following table shows the maturity schedule for loan commitments as of December 31, 2025, and 2024:
As of December 31, 2025

Maturity	Loan commitments
In millions of COP
Commitments under 1 month	409,239
Commitments greater than 1 month and up to 3 months	175,825
Commitments greater than 3 months and up to 1 year	7,894,165
Commitments greater than 1 year and up to 3 years	1,158,023
Commitments greater than 3 years and up to 5 years	3,274,107
Commitments greater than 5 years	151,615
Total(1)	13,062,974
(1) The variation corresponds mainly to Bancolombia S.A. and Bancolombia Panama S.A.
As of December 31, 2024

Maturity	Loan commitments
In millions of COP
Commitments under 1 month	606,027
Commitments greater than 1 month and up to 3 months	20,060
Commitments greater than 3 months and up to 1 year	5,962,608
Commitments greater than 1 year and up to 3 years	2,100,683
Commitments greater than 3 years and up to 5 years	2,959,532
Commitments greater than 5 years	395,847
Total	12,044,757

21.2. Contingent liabilities
As of December 31, 2025, Cibest Corporate Group does not have any liability resulting from administrative or judicial proceedings.

Please find below a list of liabilities arising from judicial or administrative proceedings involving entities whose financial statements are consolidated as of December 31, 2025, representing liabilities in excess of USD28,149

Some judicial proceedings involving claims for lower amounts, which were disclosed in the consolidated financial statements of Bancolombia S.A. in prior periods, are included herein to provide updated information to the reader.

BANCOLOMBIA S.A.
Neos Group S.A.S. (in reorganization) and Inversiones Davanic S.A.S.
On November 3, 2022, Bancolombia S.A. was served of a lawsuit in which Neos Group S.A.S. and Inversiones Davanic S.A.S. alleges that a loan agreement was entered between them, rather than a lease agreement. Neos Group S.A.S. and Inversiones Davanic S.A.S. also requested the rescission of the purchase and sale agreement on the ground that the price of the property was lower than its fair price.

The Neos Group S.A.S. and Inversiones Davanic S.A.S.'s claims amount is COP 65,000. The contingency is qualified as remote because the parties always intended to celebrate a lease agreement and not a different type of contract. On December 7, 2022, Bancolombia S.A. filed a brief with its defenses. As of December 31, 2025, the Court has not summoned the initial hearing. There is no provision for this proceeding.

Public Interest Class Action - Carlos Julio Aguilar and other

In this proceeding, a public interest class action was filed, in which the plaintiffs allege that due to the restructuring of Departamento del Valle's financial obligations and its performance plan, the Departamento del Valle's collective rights of the public administration and the public funds of the were breached. Bancolombia S.A. filed its defenses arguing that the agreement was made in accordance with the law.

On November 15, 2024, the First Instance Court issued a judgment in favor of Bancolombia S.A. The plaintiffs filed an appeal against the first instance judgment. As of December 31, 2025, the Second Instance Court has not issued a final decision. The contingency is qualified as eventual and there is no provision for this proceeding.

Remediation Plan for Santa Elena´s property
In 1987, Banco de Colombia (today Bancolombia S.A.) received a property located in Municipio de Cartagena, Colombia from the Federación Nacional de Algodoneros. After the transfer of the property to Bancolombia S.A., soil contamination from pesticides and herbicides was found on the property. Bancolombia S.A. commenced a civil responsibility judicial proceeding against the Federación Nacional de Algodoneros alleging environmental contamination.

On November 13, 2015, the Court issued the final judgment. In the judgment, the Court stated that the Federación Nacional de Algodoneros was liable for environmental damages and consequently, Bancolombia S.A. was not.

Despite not being liable for environmental damages, Bancolombia S.A. has assumed binding commitments to contract and pay for the property’s decontamination. As a result of these commitments, Bancolombia S.A. has conducted different decontamination processes over the years. Currently, Bancolombia S.A. has the approval of the Autoridad Nacional de Licencias Ambientales de Colombia (ANLA) for the execution of a remediation plan (plan de remediación) divided into three stages: Stage I, Stage II, and Stage III.

As of December 31, 2025, the ANLA's decision regarding the complementary studies of Stage I is still pending. Stage II concluded with the submission to ANLA of the report on the findings from the soil study. Likewise, pre-feasibility activities for Stage III are underway, and the implementation continues for the social management plan with the communities in the area of influence of the remediation plan, the emergency and contingency plan, the hazardous waste management plan, and the biotic environment protection plan.

The estimated time for the execution of the remediation plan is 36 months from July 2023, with the possibility of adjustment according to the results of the pre-feasibility and feasibility stage of Stage III and the supervening requirements of the competent authorities. As of December 31, 2025, there is a provision of COP 55,910 to attend the execution of the pending activities of the plan.

Constructora Primar S.A.S. (COMPLETED)

On June 7, 2022, Bancolombia S.A. was notified of a lawsuit filed by Incopav S.A.S., Constructora Primar S.A.S., Inversiones M & Galindo y Cía. S en C and Inversiones M & Baquero y Cía. S en C. The plaintiffs request the payment of the damages caused by Bancolombia S.A. for his decision not to fully finance of the Altos de San Jorge project.

The plaintiffs' claims amount is COP 107,344. The contingency is qualified as remote because the plaintiffs are not part of the mutual agreement entered into for the financing of the Altos de San Jorge project. On July 9, 2024, the First Instance Court ruled in favor of Bancolombia S.A. On February 19, 2025, the plaintiffs' appeal was deemed unsupported. The first instance judgment became final and binding.

As of December 31, 2025, the proceeding is terminated.

Tuvacol S.A.

On July 18, 2024, Bancolombia S.A. was served of the lawsuit filed by Tuvacol S.A. Tuvacol S.A. is requesting the payment of the damages caused by the alleged irregular payment of checks charged to its checking account. Bancolombia S.A. argues that the payments of the checks were correct. The plaintiff’s claims are COP 56,769.

The initial hearing has not been held. On August 15, 2025, a favorable ruling was issued for Bancolombia. Tuvacol filed an appeal against the decision. As of December 31, 2025, the case is pending a decision by the second-instance judge. The contingency is qualified as eventual and has a provision for COP 5,676.

FIDUCIARIA BANCOLOMBIA
Quinta Sur S.A.S.
In March 2022, Fiduciaria Bancolombia was notified of a lawsuit filed by Quinta Sur S.A.S. in liquidation proceeding. According to the lawsuit, Quinta Sur seeks indemnification for damages due to the non-transfer of the resources to beginning of a housing construction project, under the terms agreed in the trust agreement.

Fiduciaria Bancolombia alleges that it has complied with the law and the contract, arguing that the property on which the housing project was to be constructed did not fulfill the contractual requirements. The plaintiff’s claims amount is COP 128,599.

On August 24, 2023, the First Instance Court issued a favorable judgment to Fiduciaria Bancolombia. As of December 31, 2025, the Second Instance Court has not issued a final decision. The contingency is qualified as eventual and there is no provision for this proceeding.

BANCO AGRÍCOLA
Dirección General de Impuestos Internos of El Salvador
The authority on taxes of El Salvador (DGII), in accordance with the resolution of October 2018, determined that Banco Agrícola failed to declare and pay income taxes related to 2014’s fiscal year for a total of USD11,116 and related penalties.

In 2021, the appeal presented by Banco Agrícola was decided. The Tribunal de Apelaciones de los Impuestos Internos y Aduanas (TAII) modified the Resolution issued by DGII, adjusted the rental tax to USD6,341 and revoked the sanction.
Banco Agrícola filed a lawsuit before the Contentious Administrative Tribunal seeking to overrule DGII´s and TAII´s previous decisions in relation to the tax’s payment. As of December 31, 2025, the decision of the Contentious Administrative Tribunal is still pending.

The contingency is qualified as remote and there is no provision for this proceeding.

ARRENDADORA FINANCIERA S.A.
Cordal
Cordal filed a lawsuit against Arrendadora Financiera, seeking compensation for USD6,454. According to the lawsuit, Cordal was the owner of a current account in Arrendadora Financiera (formerly Banco Capital S.A.), and it alleged that it´s funds were irregularly transferred to third parties. Arrendadora Financiera alleges Cordal´s account was liquidated before the acquisition of Banco Capital S.A. and, therefore, no funds were transferred.
As of December 31, 2025, the proceeding is at the evidentiary stage. The contingency is qualified as remote and there is no provision for this proceeding. A former employee of the plaintiff was convicted of aggravated theft in connection with the facts of this lawsuit.

BANCO AGROMERCANTIL
Bapa Holdings Corp.
On September 20, 2022, a lawsuit against Banco Agromercantil was filed by Bapa Holdings Corp. The plaintiff alleges that it invested USD7,000 through a participation agreement with North Shore Development Company (NDSC) for the development of a housing project that was going to be built in a property, which was security for a loan given by Banco Agromercantil to NDSC, located in Roatan Island, Honduras. Bapa alleges that BAM caused damages due to its failure to provide information about NDSC´s financial situation and going through with the sale of the credit.

On October 24, 2022, BAM responded to the claim and filed exceptions alleging that it has no commercial relationship with Bapa, and the statute of limitations deadline expired. As of December 31, 2025, the Court has not ruled the exceptions to the lawsuit. The contingency is qualified as remote and there is no provision for this proceeding.

Superintendencia de Administración Tributaria (SAT)
The Superintendencia de Administración Tributaria (SAT) of Guatemala ordered a tax adjustment in the fiscal year 2014 of Banco Agromercantil´s rental tax declaration, duly paid by BAM, for a value of USD13,583 (including tax and sanction). BAM initiated legal proceedings against the decision adopted by the SAT, arguing the inadmissibility of the adjustment by applying the legal rule in an analogous way, the admissibility of the expense’s deductions of the revenue tax for being necessary to generate lien revenue and the non-withhold of the revenue tax in the interests paid to exempt people, arguing that they were appropriate according to the law.

As of December 31, 2025, the proceeding is pending the final decision from the Court. The contingency is qualified as remote and there is no provision for this proceeding.

BANISTMO (Discontinued operation)
Constructora Tymsa S.A.
In October 2021, Banistmo and Banistmo Investment were notified of a lawsuit in which the plaintiff alleged fraudulent acts involving the sale of the plaintiff´s property. Constructora Tymsa request the nullity of the public instrument of purchase through which property was transferred to Limipa S.A. Limipa S.A. requested a loan to Banistmo and guaranteed its obligation with an an administration and guarantee trust over the property. The trust was administered by Banistmo Investment. Constructora Tymsa alleges that the signatures and fingerprints in the public instrument of purchase, sale and in the mortgage in favor of Banistmo are false.
The plaintiff’s claims amount is USD10,000, in addition to interests, costs and expenses. Banistmo and Banistmo Investment allege they are not liable for any intentional or negligent conduct regarding to the alleged fraudulent sale of the property. As of December 31, 2025, the Court is pending of the resolution of three motions, including the motion for lack of jurisdiction alleged by the Bank, and to rule on the evidence presented in the proceeding. The Bank’s legal advisors have qualified the proceeding as eventual and there is no provision.

Deniss Rafael Pérez Perozo, Carlos Pérez Leal and others

Promotora Terramar (client of Banistmo, formerly HSBC Panamá) received USD299, through Visa Gift Cards issued by a foreign bank. These payments were received as a partial payment of 2 apartments located in Panamá City.

The Credit Card Securities and Fraud Prevention department of the HSBC bank detected an irregular activity by Promotora Terramar, when a monitoring alert was activated due to the high number of cards with the same BIN and bank. Therefore, pursuant to the Business Establishments Affiliate Agreement, HSBC reversed funds from Promotora Terramar´s accounts for COP 287. Nevertheless, after further investigations the money was refunded.

On October 2013, the plaintiffs filed a claim for compensation of the material and moral damages caused, which according to their valuation, amounts to USD5,252,000. Banistmo alleges it has complied with the contractual terms outlined in the Affiliate Agreement, that Mr. and Mrs Perez Leal are not customers of the Bank and thar the statute of limitations deadline has lapsed.

As of December 31, 2025, the lawsuit has not been notified to the parties. The contingency is qualified as remote and there is no provision for this proceeding.

DD&C, Carlos Pérez Leal and Others
In October 2022, Banistmo received a communication announcing the filing of a legal action in the Tribunal of First Instance of Kaloum in the Republic of Guinea. This action was commenced by Inversiones DD&C, Carlos Perez Leal and other natural persons against the Central Bank of the Republic of Guinea (“BCRG”) and five international banks, including Banistmo. The action seeks compensatory damages derived from alleged fraud involving six international transfers for a total USD1,900 that Inversiones DD&C, who was a client of Banistmo at the time, ordered to be made to a bank account at the BCRG.

The parties who commenced the action are seeking USD28,100 in “dommages matériels” (which are damages for alleged economic loss), as well as additional amounts in “dommages moraux” (which are damages for alleged non-economic loss, including alleged psychological suffering and moral anguish).

On May 22, 2023, a favorable First Instance judgment was issued for Banistmo. The plaintiff filed an appeal against the decision. On October 23, 2024, the Second Instance Court issued a favorable judgment to Banistmo. As of December 31, 2025, there is still pending to decide the appeal filed by the plaintiff before the Supreme Court of Guinea.

The contingency is qualified as remote and there is not provision for this proceeding.

Interfast Panamá & Pacific Point 96624

In February 2024, Banistmo and Banistmo Investment were served of a lawsuit filed against them and against 2020 Debt Investors Corp and José Talgham Cohen. The plaintiffs seek compensation for damages originated from the assignment of credit agreement made by Banistmo as the assignor in benefit of the assignee 2020 Debt Investors Corp., of a credit operation managed by Inverfast Panamá for a value of USD 2,000. The loan was secured with a trust of administration and guarantee of real state set up on Banistmo Investment.

The plaintiffs alleges that the credit assignment agreement presented irregularities and deviations from Banistmo and breach of fiduciary duties from Banistmo Investment. The plaintiff’s claims amount is USD 15,000.

As of December 31, 2025, the proceeding is pending rule a clarification motion of the plaintiff´s complaint.

The contingency is qualified as remote and there is no provision for this matter.
NOTE 22. SHARE CAPITAL
The subscribed and paid-in capital is the following:

Share capital	December 31, 2025	December 31, 2024
Authorized shares	1,400,000,000	1,400,000,000
Subscribed and paid-in shares:
Common shares with a nominal value of COP 500 pesos	509,704,584	509,704,584
Preferred shares with dividend without voting rights with nominal value of COP 500 pesos	452,122,416	452,122,416
Total subscribed and paid-in shares	961,827,000	961,827,000
Subscribed and paid capital (nominal value, in millions of COP)	480,914	480,914
Dividends declared
The declaration, amount, and payment of dividends are based on the unconsolidated net income of Cibest S.A. Dividends must be approved by the Ordinary General Shareholders’ Meeting, following the recommendation of the Board of Directors and Management. Under the Colombian Commercial Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, Grupo Cibest S.A. must distribute to its stockholders at least 50% of its annual net income or 70% of its annual net income if the total amount of reserves exceeds its outstanding capital, unless such minimum percentages are waived by an affirmative vote of the holders of at least 78% of the shares present at the stockholders’ meeting. Such dividend distribution must be made to all stockholders, in cash or in issued stock of Grupo Cibest S.A., as may be determined by the stockholders, and within a year from the date of the annual general ordinary stockholders' meeting in which the dividend was declared.
Dividend payments must be made in cash on the dates defined by the Shareholders’ Meeting at its annual meeting and for all shareholders. If the payment is made in the Grupo Cibest S.A.’s own equity securities instead of cash, that must be approved by 80% of the outstanding common shareholders and 80% of the outstanding Preferred Shares and subscribed without voting rights.
The annual net profits of Grupo Cibest S.A. must be applied as follows: (i) first, an amount equal to 10% of net profits to a legal reserve until such reserve is equal to at least 50% of the paid-in capital; (ii) second, to the payment of the minimum dividend on the Preferred Shares and without voting rights; and (iii) third, as may be determined in the ordinary annual general ordinary stockholders' meeting, by the required majority in accordance with the law and the bylaws.

Dividends declared with respect to net income earned in:	Cash dividends per share (Stated in COP)
2025	–
2024(1)	4,524
2023	3,536
2022	3,536
2021	3,120
(1) During 2025, it includes an ordinary dividend of COP 3,900 and an extraordinary dividend of COP 624; see the Consolidated Statement of Changes in Equity.
Common Shares
The holders of Common Shares are entitled to vote on any matter subject to approval at an annual general ordinary stockholders' meeting. Within 15 calendar days prior to such meeting, such holders are entitled to inspect the books and records of the Company.
Also, the holders of Common Shares will receive a proportion of the profits subject to the provisions of law, statutes and established at general shareholders’ meeting. The dividend received by holders of Common Shares may not be higher than the dividend assigned to Preferred Shares and without voting rights.
Preferred Shares and without voting rights
Holders of Preferred Shares are entitled to receive dividends based on the net profits of the preceding fiscal year, after deducting losses affecting the capital and once the amount that shall be legally set apart for the legal reserve has been deducted, but before creating or accruing for any other reserve, of a non-cumulative minimum preferred dividend equal to one percent (1%) yearly of the subscription price of the Preferred Share, provided this dividend is higher than the dividend assigned to Common Shares. If this is not the case, the dividend shall be increased to an amount that is equal to the per share dividend on the Common Shares.
Payment of the preferred dividend shall be made at the time and in the manner established in the general shareholders’ meeting and with the priority indicated by Colombian law.
Any dividend in shares requires the approval of 80% or more of the shares present at a shareholders’ meeting, including at least 80% of the outstanding Preferred Shares. In the absence of such Preferred Shares holders, a stock dividend may be payable only to the holders of Common Shares that approve this payment.
Reserved Shares
Stocks that are available between maximum authorized shares and paid-in shares. Grupo Cibest S.A. has 438,173,000 shares held in reserve.

Repurchased Own Shares
On June 9, 2025, the General Shareholders’ Meeting approved a repurchase program for shares and ADRs. For more information, see Note 1 – Reporting Entity. During the period, the entity repurchased its own shares (common and preferred), which are presented as a deduction from equity in the Consolidated Statement of Financial Position, in accordance with IAS 32. These shares do not confer political or economic rights while held by the entity. For more information, see Note 23 – Appropriated Reserves and Consolidated Statement of Changes in Equity.

Concept	December 31, 2025	December 31, 2024
Subscribed and paid common shares	509,704,584	509,704,584
Repurchased common shares(1)	(601,452)	–
Total common shares outstanding	509,103,132	509,704,584
Subscribed and paid preferred shares	452,122,416	452,122,416
Repurchased preferred shares(2)	(8,010,884)	–
Total preferred shares outstanding	444,111,532	452,122,416
Total shares outstanding	953,214,664	961,827,000
(1) The total cost of the repurchased Common Shares is COP 34,706.
(2) The total cost of the repurchased Preferred Shares is COP 396,712.
NOTE 23. APPROPRIATED RESERVES
As of December 31, 2025, and 2024, the appropriated retained earnings consist of the following:

Item	December 31, 2025	December 31, 2024
In millions of COP
Appropriation of net income(1)(2)	11,491,577	12,700,961
Other(3)	11,025,979	9,874,876
For share repurchase(4)	918,582	—
Total appropriated reserves	23,436,138	22,575,837
(1)The legal reserve fulfills two objectives: to increase and maintain the company's capital and to absorb economic losses. Based on the aforementioned, this amount shall not be distributed in dividends to the stockholders.
(2)As of December 31, 2025, and 2024, includes reclassification of unclaimed dividends under Article 85 Bylaws for COP 2,096 and COP 506, respectively.
(3)Corresponds to occasional reserve for equity strengthening and future growth continues which was approved at the General Shareholders Meeting.
(4)The movement of the reserve for share repurchase is as follows:

Concept	December 31, 2025
In millions of COP
Establishment of reserve for share repurchase(1)	1,350,000
Repurchase of common shares(2)	34,706
Repurchase of preferred shares(3)	396,712
Balance of reserves for share repurchase	918,582
(1) On June 9, 2025, the General Shareholders’ Meeting approved a repurchase program for shares and ADRs and approved a change in the legal reserve for the creation of a reserve designated for the repurchase of shares. For more information, see Note 1. Reporting Entity and Consolidated Statement of Changes in Equity.
(2) As of December 31, 2025, 601,452 Common Shares have been repurchased.
(3) As of December 31, 2025, 8,010,884 Preferred Shares have been repurchased.

NOTE 24. UNCONSOLIDATED STRUCTURED ENTITIES
Nature and risks associated with Cibest Corporate Group’s interests in unconsolidated structured entities

The term "unconsolidated structured entities" refers to all structured entities that are not controlled by Cibest Corporate Group. Cibest Corporate Group manage transactions with unconsolidated structured entities to facilitate customer transactions and for specific investment opportunities.

The table below shows the total assets of unconsolidated structured entities in which Cibest Corporate Group had an interest at the reporting date and its maximum exposure to loss in relation to those interests.
As of December 31, 2025

	Securitizations	Managed funds(1)(2)	Total
In millions of COP
Total assets of the entities	599,521	187,365,295	187,964,816
Interest in assets
Investments at fair value through profit or loss	62,813	-	62,813
Investments at fair value through other comprehensive income	8,359	-	8,359
Loans and advances to customers	-	10,301,573	10,301,573
Total assets in relation to interests in the unconsolidated structured entities	71,172	10,301,573	10,372,745
Maximum exposure	71,172	10,301,573	10,372,745
Fee income(1)	2,493	616,547	619,040
(1) The accumulated amount as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale as of December 18, 2025, which reported a total managed assets of COP 9,220,308 and fee income of COP 7,682. For more information see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations and Note 31. Discontinued Operation.
(2) During 2025, Grupo Cibest S.A. was established as the parent company. For more information, see Note 1. Reporting Entity.

As of December 31, 2024

	Securitizations	Managed funds	Total
In millions of COP
Total assets of the entities	792,368	176,591,828	177,384,196
Interest in assets
Investments at fair value through profit or loss	68,710	-	68,710
Investments at fair value through other comprehensive income	8,649	-	8,649
Loans and advances to customers	-	8,435,301	8,435,301
Total assets in relation to interests in the unconsolidated structured entities	77,359	8,435,301	8,512,660
Maximum exposure	77,359	8,435,301	8,512,660
Fee income	3,065	558,877	561,942

Securitizations
Cibest Corporate Group invest in asset-backed securities issued by securitization entities whose underlying assets are mortgages originated by financial institutions. Cibest Corporate Group does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in TIPS in the local market and accounted for as investment at fair value through profit or loss and residual rights accounted for as investment at fair value through other comprehensive income. These asset-backed securities have different maturities and are generally classified by credit ratings. Cibest Corporate Group does not expect significant changes in those ratings. Cibest Corporate Group also retain beneficial interests in the form of servicing fees on securitized mortgages.
Cibest Corporate Group’s managed funds
Cibest Corporate Group managed trust funds comprise the following business lines: real estate, mutual funds sold to individuals, escrow accounts, private equity funds, and the social security system. Generally, the related income correspond to the fees received from the management of resources that are invested in financial instruments and management of assets and resources related to real estate projects in progress or assets for which legal title may or may not be transferred, to be managed in accordance with the terms agreed with the trustor. Likewise, Cibest Corporate Group receive fees for management assets pledged as collateral for customers’ commitments and obligations, and fees from management of resources of government agencies and entities.
On the other hand, there is no additional exposure to loss, such as funding commitments with regards to Cibest Corporate Group’s involvement with those entities.
NOTE 25. OPERATING INCOME
25.1. Interest and valuation on financial instruments
The following table sets forth the detail of interest and valuation on financial asset instruments for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
In millions of COP
Interest on debt instruments using the effective interest method	714,677	728,238	741,684
Interest and valuation on financial instruments
Debt investments	1,380,073	1,289,472	614,609
Derivatives(1)	41,679	150,808	(158,635)
Spot transactions	30,390	(10,817)	(43,528)
Repos(2)	(16,036)	236,050	136,773
Total valuation on financial instruments	1,436,106	1,665,513	549,219
Total Interest and valuation on financial instruments	2,150,783	2,393,751	1,290,903

Discontinued operations Banistmo S.A.(3)	353,881	328,428	317,162
(1) The decrease is mainly attributable to valuation of swaps and forwards in Bancolombia.
(2) The decrease is mainly attributable to lower returns from repurchase agreement transactions in Bancolombia.
(3) The accumulated amount as of December 31, 2025, and 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.

25.2.       Interest expenses
The following table sets forth the detail of interest on financial liability instruments for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
In millions of COP
Deposits(1)	10,329,525	11,287,066	12,514,706
Borrowing costs(1)(2)	826,461	1,117,354	1,398,923
Debt instruments in issue(3)	682,323	1,074,281	1,307,383
Lease liabilities	111,114	107,408	83,916
Preferred shares	56,974	57,701	57,701
Overnight funds	16,748	3,190	10,443
Other interest (expense)	38,081	40,660	57,111
Total interest expenses	12,061,226	13,687,660	15,430,183

Discontinued operations Banistmo S.A.(4)	1,241,640	1,336,251	1,238,112
(1)The intervention rate issued by the Banco de la República de Colombia for the period of 2025 started at 9.50% and closed at 9.25%, for 2024 it started at 13.00% and closed at 9.50% and for 2023 it started at 12.00% and closed at 13.00%. This has an impact on the rates of deposits and financial obligations.
(2) The decrease is mainly in Bancolombia S.A due to the effect of the decline in the balance of foreign obligations loans.
(3) In 2025, the decrease is mainly explained by the lower amortization of deferred charges associated with bond repurchases carried out in 2024, as well as by the reduction in interest expense resulting from the maturities of debt securities denominated in local currency.
(4) The accumulated amount as of December 31, 2025, and 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.

Net interest income is defined as interest on loan portfolio and financial leasing operations, interest on debt instruments measured by the effective interest method and interest expense amounts to COP 17,889,453 COP 17,371,017 and COP 18,137,054 for the years ended on December 31, 2025, 2024 and 2023, respectively.
25.3.       Fees and commissions
Cibest Corporate Group has elected to present the income from contracts with customers as an element in a line named “Fees and commissions income” in the Consolidated Statement of Income separated from the other income sources.
The information contained in this section about the fees and commission’s income presents information on the nature, amount, timing and uncertainty of the income from ordinary activities which arise from a contract with a customer under the regulatory framework of IFRS 15 Revenue from Contracts with Customers.
In the following table, the description of the main activities through which Cibest Corporate Group generates revenue from contracts with customers is presented:

Fees and Commissions	Description
Banking services
Banking Services are related to commissions from the use of digital physical channels or once the customer makes a transaction. The performance obligation is fulfilled once the payment is delivered to its beneficiary and the proof of receipt of the payment is sent, in that moment, the collection of the commission charged to the customer is generated, which is a fixed amount. The commitment is satisfied during the entire validity of the contract with the customer. Grupo Cibest S.A. and its subsidiaries acts as principal.

Credit and debit card fees
In debit card product contracts, it is identified that the price assigned to the services promised by the Bank to the customers is fixed. Given that no financing component exists, it is established on the basis of the national and international interbank rate. Additionally, the product charges to the customers commissions for handling fees, at a determined time and with a fixed rate.
For Credit Cards, the commissions are the handling fees and depend on the card franchise. The commitment is satisfied in so far that the customer has capacity available on the card.
Other revenue generated by the credit card product (issuer) includes cash advance commissions. This commission income is charged each time a customer makes a cash advance, whether domestically or internationally, at ATMs owned or not owned by the issuer, or through a physical branch. The interchange fee is revenue for the credit card issuer for services provided to the merchant for transactions processed at the point of sale. This fee is accrued and collected immediately from the merchant and has a fixed amount.
In the credit cards product there is a customer loyalty program, in which points are awarded for each transaction made by the customer in a retail establishment. The program is administrated by a third party who assumes the inventory and claims risks, for which it acts as agent. The Bank recognized it as a lower value of the revenue from the exchange bank fee.
The rights and obligations of each party in respect of the goods and services for transfer are clearly identified, the payment terms are explicit, and it is probable, that is, it takes into consideration the capacity of the customer and the intention of having to pay the consideration at termination to those entitled to change the transferred goods or services. The revenue is recognized at a point in time: the Bank satisfies the performance obligation when the “control” of the goods or services was transferred to the customers.

Deposits
Deposits are related to the services generated from the offices network once a customer makes a transaction. Cibest Corporate Group generally commits to maintain active channels for the products that the customer has, with the purpose of making payments and transfers, sending statements, and making transactions in general. The commissions are deducted from the deposit account, and they are incurred at a point in time. Cibest Corporate Group acts as principal.

Electronic services and ATMs
Revenue received from electronic services and ATMs arises through the provision of services so that the customers may make required transactions, which are enabled by Cibest Corporate Group. These include online and real-time payments by the customers of Cibest Corporate Group holding a checking or savings accounts, with a debit or credit card for the products and services that the customer offers. Each transaction has a single price, for a single service. The provision of collection services or other different services provided by Cibest Corporate Group, through electronic equipment, generates consideration chargeable to the customer established contractually as a fee. Cibest Corporate Group acts as principal and the revenue is recognized at a point in time.

Brokerage
Brokerage is a group of services for the negotiation and administration of operations for purchasing fixed revenue securities, equities, and operations with derivatives in its own name, but on behalf of others. The performance obligations are fulfilled at a point in time when the commission agent in making its best effort can execute the business entrusted by the customer in the best conditions. The performance obligations are considered satisfied once the service stipulated in the contract is fulfilled, as consideration fixed, or variable payments are agreed, depending on the service. Cibest Corporate Group acts generally as principle and in some special cases as agent.

Remittance
Revenue for remittance is received as consideration for the commitment established to pay remittances sent by the remitting companies to the beneficiaries of the same. The commitment is satisfied at a point in time to the extent that the remittance is paid to the beneficiary.
The price is fixed, but may vary in accordance to the transferred amount, due to the operation being dependent on the volume of operations generated and the transaction type. There is no component of financing, nor the right to receive consideration dependent on the occurrence or not of a future event.

Acceptances, Guarantees and Standby Letters of Credit
Banking Service from acceptances, guarantees and standby letters of credit which are not part of the portfolio of Cibest Corporate Group. There exist different performance obligations; the satisfaction of performance obligations occurs when the service is given to the customer. The consideration in these types of contracts may include fixed amounts, variable amounts, or both, and Cibest Corporate Group acts as principal. The revenue is recognized at a point in time.

Trust
Revenue related to Trust are received from the administration of the customer resources in the business of investment trusts, property trusts, management trusts, guarantee trusts, for the resources of the general social security system, Collective portfolios, and Private Equity Funds (PEF). The commitments are established in contracts independently and in an explicit manner, and the services provided Cibest Corporate Group are not inter-related between the contracts. The performance obligation corresponds to performing the best management in terms of the services to be provided in relation to trust characteristics, thus fixed and variable prices are established depending on the complexity of the business, similarly, revenues are recognized throughout or at a determined time. In all the established businesses it acts as principal.

Placement of Securities
Cibest Corporate Group makes available its commercial strength for the deposit, reinvestment of resources through financial instruments to the issuing company. It receives payment for deposits made. The commitment of the contract is satisfied to the extent that the resources requested by the issuer are obtained through the distribution desks of Cibest Corporate Group. The collection is made monthly. It is established that Cibest Corporate Group may undertake collection of these commissions at the end of the month through a collection account charged to the issuer, acting as principal.

Bancassurance
Cibest Corporate Group receives a commission for collecting insurance premiums at a given time and for allowing the use of its network to sell insurance from different insurance companies over time. Cibest Corporate Group in these bancassurance contracts acts as agent (intermediary between the customer and the insurance company), since it is the insurance company which assumes the risks, and which handles the complaints and claims of the customers inherent in each insurance. Therefore, the insurance company acts as principal before the customer. The prices agreed in bancassurance are defined as a percentage on the value of the policy premiums. The payment shall be tied to the premiums collected, sold or taken for the case of employees’ insurance. The aforementioned then means that the price is variable, since, the revenue will depend on the quantity of policies or calculations made by the insurance companies.

Collections
Cibest Corporate Group acting as principal, commits to collect outstanding invoices receivable by the collecting customers through the different channels offered by Cibest Corporate Group, send the information of the collections made and credit the money to the savings or checking account defined by the collecting customer. The commitment is satisfied at a point in time to the extent that the money is collected by the different channels, the information of the said collections is delivered appropriately, and the resources are credited in real time to the account agreed with the customer. For the service, Cibest Corporate Group receives a fixed payment, which is received for each transaction once the contract is in effect.

Services
These are the maintenance services performed on the fleet owned by the customers of Renting Colombia S.A.S., these services are performed on demand, and the value of the service cost is invoiced plus an intermediation margin. The collection is made by the amount of expense invoiced by the provider plus an intermediation percentage, which ranges between 5% and 10% depending on the customer.
The contract is written, is based on a framework contract which is held between the customers which contains the general terms of negotiation and the payment terms are generally 30 days after generating the invoice. The revenue is recognized when the service is provided. There is no financing nor sanctions for early cancellations. To view the details of the balance, refer to line ‘Logistics services’ in Note 25.4 Other operational Income.

Gains on sale of assets
These are the revenue from the sale of assets, where the sale value is higher than the book value recorded in the accounts, the difference representing the gains. The recognition of the revenue is at a point in time once the sale is realized. Cibest Corporate Group acts as principal in this type of transaction and the transaction price is determined by the market value of the asset being sold.
To view the details of the balance, refer to line ‘Gain on sale of assets’ in Note 25.4 Other operational Income.

Cibest Corporate Group presents the information on revenue from contracts with customers in accordance with its operating segments defined earlier in Note 3. Operating Segments for each of the principal services offered.
The following table shows the balances categorized by nature and by segment of revenue from ordinary activities from contracts with customers, for further information about composition of Cibest Corporate Group segments see Note 3. Operating segments:

As of December 31, 2025

	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases(1)	All Other Segments	Total	Discontinued operation Banking Panama(2)
Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial establishments	2,815,114	339,492	103,514	1,690	-	-	3,259,810	260,524
Banking services	738,887	183,023	62,462	47,505	-	62,802	1,094,679	118,747
Payment and collections	1,136,610	-	-	-	-	-	1,136,610	7,611
Bancassurance	1,090,888	12	-	-	-	1	1,090,901	64,711
Fiduciary Activities and Securities	-	9,266	893	50	-	634,665	644,874	7,682
Acceptances, Guarantees and Standby Letters of Credit	69,154	4,802	1,761	600	-	-	76,317	27,701
Placement of securities	-	3,709	-	-	-	102,943	106,652	-
Brokerage	-	-	-	-	-	42,214	42,214	-
Others	301,218	89,681	62,950	5,820	4	16,824	476,497	32,270
Total revenue of contracts with customers	6,151,871	629,985	231,580	55,665	4	859,449	7,928,554	519,246
(1)In 2025, the leasing segment is presented separately. For comparative purposes, the 2024 information has been restated, as in that period these operations were included within ‘All other segments’.
(2) The accumulated amount as of December 31, 2025, corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.

As of December 31, 2024

	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases(1)	All Other Segments	Total	Discontinued operation Banking Panama(2)
Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial establishments	2,657,690	257,697	85,842	1,934	-	-	3,003,163	282,610
Banking services	694,554	166,713	65,432	43,540	-	34,580	1,004,819	131,958
Payment and collections	1,024,053	-	-	-	-	-	1,024,053	15,735
Bancassurance	958,311	47	-	-	-	13	958,371	67,193
Fiduciary Activities and Securities	-	6,515	902	50	-	544,820	552,287	18,964
Acceptances, Guarantees and Standby Letters of Credit	73,302	5,789	1,881	679	-	-	81,651	27,364
Placement of securities	-	2,097	-	-	-	78,120	80,217	1,670
Brokerage	-	-	-	-	-	20,648	20,648	16,473
Others	252,445	76,876	57,721	5,698	292	8,271	401,303	359
Total revenue of contracts with customers	5,660,355	515,734	211,778	51,901	292	686,452	7,126,512	562,326
(1)In 2025, the leasing segment is presented separately. For comparative purposes, the 2024 information has been restated, as in that period these operations were included within ‘All other segments’.
(2) The accumulated amount as of December 31, 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.

As of December 31, 2023

	Banking Colombia	Banking El Salvador	Banking Guatemala	International Banking	Leases	All Other Segments	Total	Discontinued operation Banking Panama
Revenue from contracts with customers	In millions of COP
Fees and Commissions income
Credit and debit card fees and commercial establishments	2,467,174	233,049	95,833	1,992	-	-	2,798,048	272,380
Banking services	593,729	157,386	68,857	37,746	-	23,574	881,292	110,271
Payment and collections	950,167	-	-	-	-	-	950,167	15,236
Bancassurance	924,280	77	-	-	-	259	924,616	72,705
Fiduciary Activities and Securities	-	6,399	851	54	-	436,009	443,313	20,233
Acceptances, Guarantees and Standby Letters of Credit	72,335	5,211	3,173	1,803	-	-	82,522	25,159
Placement of securities	-	1,225	-	-	-	66,616	67,841	980
Brokerage	-	-	-	-	-	11,140	11,140	15,568
Others	244,414	76,221	54,486	5,633	-	8,255	389,009	398
Total revenue of contracts with customers	5,252,099	479,568	223,200	47,228	-	545,853	6,547,948	532,930
For the determination of the transaction price, Cibest Corporate Group assigns to each one of the services the amount which represents the value expected to be received as consideration for each independent commitment, which is based on the relative price of independent sale. The price that Cibest Corporate Group determines for each performance obligation is done by defining the cost of each service, related tax and associated risks to the operation and inherent to the transaction plus the margin expected to be received in each one of the services, taking as references the market prices and conditions, as well as the segmentation of the customer.

No changes in the transaction price were identified in the transactions evaluated within the contracts.

Contract assets with customers
Cibest Corporate Group receives payments from customers based on the provision of the service, in accordance to that established in the contracts. When Cibest Corporate Group incurs costs for providing the service prior to the invoicing, and if these are directly related with a contract, they improve the resources of the entity and are expected to recuperate, these costs correspond to a contract asset. Currently, Cibest Corporate Group does not have assets related to contracts with customers.

As a practical expedient, Cibest Corporate Group recognizes the incremental costs of obtaining a contract as an expense when the amortization period of the asset is one year or less.

Contract liabilities with customers
The contract liabilities constitute the obligation of Cibest Corporate Group to transfer the services to a customer, for which Cibest Corporate Group has received a payment on the part of the final customer or if the amount is due before the execution of the contract. They also include deferred income related to services that shall be delivered or provided in the future, which will be invoiced to the customer in advance, but which are still not due.

The following table shows the detail of accounts receivable, and contract liabilities balances as at December 31, 2025, 2024 and 2023:

	2025	2024	2023
In millions of COP
Accounts receivable from contracts with customers(1)	261,425	257,262	259,516
Liabilities from contracts with customers(2)(3)(4)	48,658	68,040	60,128
(1) Allowances for receivables from customers are COP 21,633, COP 23,639 and COP 21,591 for the year 2025, 2024 and 2023, respectively.
(2) Contract liabilities are mainly related to commissions received from customers when financial guarantees are issued. They are recognized as income during the term of the contract, according to the form and frequency of payment of the commissions. The weighted-average expected period for income recognition as of December 31, 2025, and as of December 31, 2024,was 1.6 and as of December 31, 2023 was 1.4.
(3) During the years 2025, 2024 and 2023, income was recognized for COP 38,614, COP 45,848 and 47,898 respectively from the liability of contracts with clients at the beginning of the period.
(4) See Note 20. Other liabilities.
The contract liabilities increased COP 19,382 in 2025 and COP 7,912 in 2024. The changes in contract liabilities are mainly due to the impact of the reclassification of Banistmo S.A. as an asset held for sale.
Fees and Commissions Expenses
The following table sets forth the detail of commissions expenses for the year ended December 31, 2025, 2024, and 2023:

Fees and Commissions Expenses	2025	2024	2023
In millions of COP
Banking services	1,737,216	1,458,363	1,264,377
Sales, collections, and other services	889,356	894,836	855,480
Correspondent banking	618,969	620,818	507,586
Payments and collections	77,008	46,792	41,820
Others	251,061	204,573	169,120
Total expenses for commissions	3,573,610	3,225,382	2,838,383

Discontinued operation Banistmo S.A.(1)	261,793	286,392	258,897
(1) The accumulated amount as of December 31, 2025 and 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
25.4.       Other operating income
The following table sets forth the detail of other operating income, net for the years ended December 31, 2025, 2024 and 2023:

Other operating income	2025	2024	2023
In millions of COP
Leases and related services(1)	1,748,321	1,827,163	1,771,016
Net foreign exchange and Derivatives Foreign exchange contracts(2)	989,902	421,904	1,208,515
Gains on sale of assets(3)	236,962	101,898	172,389
Investment property valuation(4)	109,781	200,256	197,526
Insurance(5)	85,687	85,993	86,330
Logistics services	62,041	47,880	136,118
Other reversals	31,942	72,574	66,958
Penalties for failure to contracts	4,194	7,952	13,855
Others	303,244	210,490	290,005
Total Other operating income	3,572,074	2,976,110	3,942,712

Discontinued operations Banistmo S.A.(6)	24,905	65,875	36,938
(1) Corresponds to operating leases for COP 724,656, COP 795,179 and COP 833,244, other related leasing services for COP 629,473, COP 671,251 and COP 660,442 (see Note 11.1 lessor), property leases for COP 360,610, COP 325,286 and COP 228,325 (see Note 9. Investment properties) and other assets leases for COP 33,582, COP 35,447, COP 49,005 for the years ended December 31, 2025, 2024, and 2023 respectively.
(2) Corresponds to the management of assets and liabilities in foreign currencies and the volatility of the U.S. dollar.
(3) Corresponds mainly to higher gains on assets held for sale, mostly vehicles.
(4) The variation occurs due to the indexation of properties to the UVR and due to updating the appraisals of investment properties.
(5)Corresponds to income from insurance operations of Seguros Agromercantil S.A., subsidiary domiciled in Guatemala.

(6)The accumulated amount as of December 31, 2025, and 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.

25.5. Dividends and net income on equity investments
The following table sets forth the dividends and net income on equity investments for the years ended December 31, 2025, 2024 and 2023:

Dividends and net income on equity investments	2025	2024	2023
	In millions of COP
Equity method(1)	348,962	222,572	113,115
Dividends(2)	145,807	130,312	115,528
Equity investments and other financial instruments(3)	68,867	41,042	21,344
Gains on sale of investments in joint ventures(4)	11,508	-	-
Recovery (impairment) of investments in joint ventures(5)	117,867	(314,347)	(108,175)
Others(6)	-	13,520	54,874
Total dividends received, and share of profits of equity method investees	693,011	93,099	196,686

Discontinued operations Banistmo S.A.(7)	8,561	11,474	13,499
(1)As of December 31, 2025, 2024 and 2023, it corresponds to income from equity method of investments in associates for COP 316,237, COP 311,193 and COP 230,704 (includes valuation of investments in associates at fair value), respectively, and joint ventures for COP 32,725, COP (88,621) and (117,589), respectively. For further information, see Note 8. Investments in associates and joint ventures.
(2)As of December 31, 2025, 2024 and 2023, includes dividends received from equity investments at fair value through profit or loss for COP 1,593, COP 1,461 and COP 768 and investments written off for COP 34, COP 2 and COP 341, respectively; dividends from equity investments at fair value through OCI for COP 8,397, COP 6,872 and COP 6,565, respectively and investments written off for COP 537 in 2025 and COP 3,231 in 2023. Dividends received of the associate at fair value P.A. Viva Malls are COP 135,246, COP 121,977 and COP 104,623, respectively. For further information, see Note 8. Investments in associates and joint ventures.
(3)For 2025, the variation is explained mainly in Inversiones CFNS S.A.S for COP 21,831 due to the devaluation of investments in Home Capital Colombia S.A.S. and Enka the previous year. For 2024, the variation is in Bancolombia S.A. for COP 34,438 mainly in FCP Pactia Inmobiliario, Inversiones CFNS S.A.S. for COP (9,237) and Banagrícola S.A. for COP (8,227).
(4)In 2025, corresponds to gain on sale of the P.A. Laurel joint venture by Inversiones CFNS S.A.S. For further information, see Note 8. Investments in associates and joint ventures.
(5)As of December 31, 2025, an impairment recovery was recognized in joint venture investments in Bancolombia for COP 90,849 recognized in the Banking Colombia segment and in Banca de Inversión and Negocios Digitales for COP 26,997 and COP 21, respectively, recognized in other segments. In 2024, impairment of investments in associates and joint ventures recognized in the Banca de Inversión and other companies for COP 156,205 and COP 2,091, respectively, recognized in other segments and in Bancolombia for COP 156,051, recognized in Banking Colombia segment and in and 2023, in Banca de Inversión and Inversiones CFNS for COP 106,574 and COP 1,601, respectively, recognized in other segments. For further information, see Note 8. Investments in associates and joint ventures.
(6)Corresponds to gains recognized from a bargain purchase, In 2024, P.A. Sodimac for COP 13,520 and 2023 of P.A. Calle 84 (2) and P.A. Calle 84 (3) for COP 31,117 and P.A. Nomad Central for COP 23,757.
(7)As of December 31, 2025, 2024 and 2023, the accumulated amount corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale as of December 18, 2025. For further information, see Note 1. Reporting Entity;

Note 2.D.12. Significant accounting policies: assets held for sale and discontinued operations; and Note 31. Discontinued Operations.
NOTE 26. OPERATING EXPENSES
26.1.       Salaries and employee benefit
The details for salaries and employee benefits for the years ended December 31, 2025, 2024 and 2023, are as follows:

Salaries and employee benefit	2025	2024	2023
In millions of COP
Salaries(1)	2,400,872	2,169,634	2,002,456
Bonuses(2)	1,064,656	868,694	880,203
Private premium	655,485	616,613	639,311
Social security contributions	629,873	599,171	546,434
Defined Benefit severance obligation and interest	193,750	177,421	159,066
Indemnity payment	173,201	217,765	172,893
Vacation expenses	148,156	139,511	125,360
Other benefits(3)	494,129	435,914	373,560
Total salaries and employee benefit	5,760,122	5,224,723	4,899,283
Discontinuous operation Banistmo S.A.(4)	436,718	403,339	450,951
(1)This is mainly explained by salary increases.
(2)Corresponds mainly to bonuses for employees in accordance with the variable compensation model of Cibest Corporate Group.
(3)Includes pension and employee benefits (policy benefits, training, and recreation).
(4) The accumulated value as of December 31, 2025, and 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

26.2.       Other administrative and general expenses
The detail for administrative and general expenses for the years ended December 31, 2025, 2024 and 2023 is as follows:

Other administrative and general expenses	2025	2024	2023
In millions of COP
Maintenance and repairs(1)	1,101,564	956,315	842,105
Fees	839,015	791,710	782,834
Insurance	766,192	725,238	729,325
Data processing(2)	643,036	482,218	400,201
Frauds and claims	446,857	412,002	340,454
Transport	264,097	246,280	220,735
Advertising	180,449	162,057	157,681
Contributions and affiliations	132,249	115,939	109,038
Public services	120,612	119,989	109,050
Cleaning and security services	119,301	112,880	105,012
Useful and stationery	85,247	88,714	48,216
Communications	83,319	76,268	74,685
Properties improvements and installation	75,891	66,543	64,619
Real estate management(3)	55,554	38,396	33,637
Travel expenses	36,567	29,794	30,237
Disputes, fines, and sanctions	35,504	41,687	42,707
Short-term and low-value leases	27,811	16,359	10,926
Publications and subscriptions	26,740	23,105	22,279
Storage services	18,430	17,845	16,321
Legal expenses(4)	12,270	8,736	9,209
Others	528,655	502,948	465,716
Total other administrative and general expenses	5,599,360	5,035,023	4,614,987
Discontinued operation Banistmo S.A.(5)	345,439	410,189	418,957
Taxes other than income tax	1,481,323	1,402,064	1,393,216
Discontinued operation Banistmo S.A.(5)	30,045	40,447	39,932
(1)The increase is due to maintenance work on buildings owned by the FCP Fondo Inmobiliario Colombia.
(2)The increase is mainly in Bancolombia, due to higher spending on technology services.
(3)The variation occurs mainly in Bancolombia.
(4)The increase at Cibest Corporate Group is due to payments to the Camara de Comercio de Medellín for spin-off procedures, registration tax, and stamp duty..
(5)The accumulated value as of December 31, 2025, and 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

26.3.       Depreciation, amortization and impairment
The detail for Depreciation, amortization and impairment for the years ended December 31, 2025, 2024 and 2023 is as follows:

Depreciation, amortization and impairment	2025	2024	2023
In millions of COP
Depreciation of premises and equipment(2)	612,853	606,100	609,897
Amortization of intangible assets(3)	192,307	144,517	186,562
Depreciation of right-of-use assets(4)	172,461	160,768	179,474
Impairment of other assets, net(5)(6)	38,680	77,951	41,211
Total depreciation, amortization and impairment	1,016,301	989,336	1,017,144
Discontinued operation Banistmo S.A.(1)	97,737	128,545	107,715
(1)As of December 31, 2025, and 2024, Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025, recorded the following expenses:
•Depreciation of premises and equipment for COP 26,997, 2024 COP 27,655 and 2023 for COP 26,479
•Amortization of intangible assets for COP 16,543, 2024 COP 25,623 and 2023 for COP 25,755
•Depreciation of right-of-use assets for COP 34,830, 2024 COP 46,792 and 2023 for COP 50,191
•Impairment of other assets, net for COP 19,367, 2024 COP 28,475 and 2023 for COP 5,290. For further information See Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)See Note 10 Premises and equipment, net.
(3)See Note 12 Goodwill and intangibles assets, net
(4)See Note 11.2 Lessee.
(5)Includes value for impairment of property and equipment for COP 543 in 2025, COP 842 in 2024 and COP 4,480 in 2023.
(6)The detail of the impairment of other assets net by operating segments for the years ended December 31, 2025, 2024 and 2023 is presented in the table below:

Impairment (recovery) of other assets, net	2025	2024	2023
In millions of COP
Banking Colombia(1)	28,540	51,626	45,122
Banking Guatemala(1)	6,326	13,703	8,929
Leases	4,069	5,822	4,709
International Banking(2)	274	5,999	1,730
Banking El Salvador(3)	(527)	732	(19,283)
All other segments	(2)	69	4
Total	38,680	77,951	41,211
Banking Panama (discontinued operation)(4)	19,367	28,475	5,290
(1)The variations in 2025 with respect to 2024, and 2023 is mainly for the impairment of assets received in lieu of payment by restatement to Net realizable value (NRV).
(2) The variation corresponds mainly to the net realizable value (NRV) and higher sales generated in 2024.
(3) The recovery is due to the retroactive adjustment of non-traded assets worth USD 1,533,000 and a lower impairment of the (BRP).
(4)The accumulated value as of December 31, 2025, and 2024 corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

During 2025, 2024 and 2023, no significant cybersecurity breaches materialized, according to the data security policies established by Management that would warrant disclosure in the Consolidated Financial Statements.

NOTE 27. EARNING PER SHARE (‘EPS’)
Basic earnings per share are calculated by reducing income from continuing operations by the amount of dividends declared in the current period for each class of shares, as well as by the contractual amount of dividends required to be paid. The remaining income is allocated based on each type of share’s participation, as if all the period’s income had been distributed. Basic earnings per share are determined by dividing the profit for the period attributable to shareholders by the weighted average number of ordinary shares outstanding during the period. The weighted average number of ordinary shares outstanding during the period corresponds to the number of ordinary shares outstanding at the beginning of the period, adjusted for the number of ordinary shares repurchased or issued during the period, weighted by a factor that reflects the time such shares were outstanding or retired.

Diluted earnings per share assume the issuance of ordinary shares for all potentially dilutive ordinary shares outstanding during the reporting period. Cibest Corporate Group has no potentially dilutive ordinary shares as of December 31, 2025, 2024, and 2023.

The following presents the calculation of basic earnings per share for the years ended December 31, 2025, 2024, and 2023 (amounts in millions of Colombian pesos, except for the weighted average number of ordinary shares outstanding and earnings per share):

	2025	2024	2023
Income from continuing operations before attribution of non-controlling interests	6,948,339	6,110,396	5,702,378
Less: Non-controlling interests from continuing operations	121,065	97,837	98,035
Net income from continuing operations	6,827,274	6,012,559	5,604,343
Income from discontinuing operations before attribution of non-controlling interests	(3,006,640)	255,185	512,593
Less: Non-controlling interests from continuing operations	-	-	-
Net income from discontinued operations	(3,006,640)	255,185	512,593
Net income from controlling interest	3,820,634	6,267,744	6,116,936
Less: Preferred dividends declared	1,974,822	1,541,003	1,541,003
Less: Allocation of undistributed earnings to preferred stockholders	(215,059)	1,374,673	1,303,784
Net income allocated to common shareholders for basic and diluted EPS	2,060,871	3,352,068	3,272,149
Weighted average number of common shares outstanding used in basic EPS calculation(1)	509,467,274	509,704,584	509,704,584
Basic and diluted earnings per share from continuing operations	7,182	6,311	5,887
Basic and diluted earnings per share from discontinuing operations(2)	(3,137)	265	533
Basic and diluted earnings per share to common shareholders	4,045	6,576	6,420
(1)In 2025, Grupo Cibest repurchased 8,612,336 shares for a total amount of COP 431,418. For additional information regarding the share repurchase, see Note 22. Share Capital and Note 23. Appropriated Reserves.
(2)This corresponds to Banistmo S.A., a subsidiary classified as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
NOTE 28. RELATED PARTY TRANSACTIONS
IAS 24 Related Party Disclosures requires that an entity discloses:
(a)Transactions with its related parties; and
(b)Relationships between a parent and its subsidiaries irrespective of whether there have been transactions between them.
Under IAS 24, an entity must disclose information about related party relationships, transactions, and outstanding balances, including commitments, recognized in the consolidated and separate financial statements of a parent or investors with joint control or significant influence over, an investee presented in accordance with IFRS 10 Consolidated Financial Statements.

Under this standard parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. This definition applies to Cibest Corporate Group the cases below:
•Stockholders with ownership interest equal or higher than 20% of the Cibest Corporate Group’s capital:
–Grupo de Inversiones Suramericana S.A.
–Fondo Bancolombia ADR Program.
•Members of Board of Directors and Senior Management, understood as the President and corporate Vice-presidents, as well as their close relatives (spouse and children) and the companies in which they have a participation of 50% or more of the Cibest Corporate Group's capital.
•Associates and joint ventures for which Cibest Corporate Group or any of the subsidiaries of Cibest Corporate Group provide commercial banking services and deposits. For these purposes, all companies in which Cibest Corporate Group has joint control or significant influence have been included. For more information see note 8. Investments in associates and joint control.
Cibest Corporate Group or some of the subsidiaries provide banking and financial services to its related parties in order to satisfy their liquidity needs, and except for the intercompany merger agreement described below, these transactions are conducted on similar terms to third-party transactions and are not individually material. In the case of treasury operations, Cibest Corporate Group operates between its own position and its related parties through transactional channels or systems established for this purpose and under the conditions established by current regulations.
Between the Parent Company and its related parties, during the periods ending at December 31, 2025, 2024 and 2023, there were no:
–Loans that for its contractual terms do not represent a lending transaction.
–Loans with interest rates different from those that are ordinarily paid or charged to third parties under similar conditions of term, risk, etc.
–Operations whose characteristics differ from those carried out with third parties.
–Guarantees, pledges or commitments given or received in respect of the aforementioned transactions.

As of December 31, 2025

	Stockholders with an interest equal or higher than 20% of Grupo Cibest's capital(1)	Directors and senior management	Associates and joint ventures
In millions of COP
Assets
Financial assets investments	3,087	-	49,903
Derivative financial instruments	-	-	7,033
Loans and advances to customers	2,289,836	11,379	211,304
Allowance for loans, advances, and lease losses	(3,494)	(16)	(6,797)
Investment in associates and joint ventures	-	-	3,311,506
Other assets	14,786	20	433,749
Total assets	2,304,215	11,383	4,006,698

Liabilities
Deposits by customers	1,197,768	7,684	148,273
Derivative financial instruments	260	-	54
Other liabilities	2,246	74	77,160
Total liabilities	1,200,274	7,758	225,487

Income
Interest on loans and financial leases	281,048	701	36,819
Valuation on financial instruments	20,761	-	8,571
Fees and commissions income	819,685	55	35,020
Dividends and net income on equity investments	4,057	-	613,583
Derivatives Foreign exchange contracts	89,165	-	18,857
Other operating income	51,596	10	31,098
Net income	1,266,312	766	743,948

Expenses
Interest expenses	86,479	365	5,478
Credit impairment (recovery) charges, net	1,030	5	4,212
Fees and commissions expenses	22,223	-	220,237
Employee benefits(2)	118,554	80	1
Other administrative and general expenses	69,864	2,161	94,386
Total expenses	298,150	2,611	324,314
(1)Includes Grupo Sura conglomerate.
(2)In case of stockholders with an interest equal or higher than 20% of the Cibest Corporate Group capital, this includes the benefits provided to employees for insurance policies; for directors and senior management it corresponds to the benefit of special credit rates for employees.

As of December 31, 2024

	Stockholders with an interest equal or higher than 20% of Grupo Cibest's capital(1)	Directors and senior management	Associates and joint ventures
In millions of COP
Assets
Financial assets investments	1,232	-	49,643
Derivative financial instruments	1,283	729	53
Loans and advances to customers	2,562,324	23,973	294,674
Allowance for loans, advances, and lease losses	(2,759)	(19)	(2,453)
Investment in associates and joint ventures	-	-	2,928,984
Other assets	17,685	16	332,811
Total assets	2,579,765	24,699	3,603,712

Liabilities
Deposits by customers	1,522,278	16,807	242,996
Derivative financial instruments	53,051	183	10,116
Other liabilities	20,044	91	73,838
Total liabilities	1,595,373	17,081	326,950

Income
Interest on loans and financial leases	268,820	1,834	27,177
Valuation on financial instruments	145	-	9,504
Fees and commissions income	750,416	159	18,004
Dividends and net income on equity investments	75	-	30,202
Derivatives Foreign exchange contracts	(68,910)	1,442	(6,797)
Other operating income	43,476	70	47,629
Net income	994,022	3,505	125,719

Expenses
Interest expenses	136,562	876	9,066
Credit impairment (recovery) charges, net	1,566	(29)	2,742
Fees and commissions expenses	477	-	186,384
Employee benefits(2)	105,604	131	-
Other administrative and general expenses	130,571	2,711	77,086
Total expenses	374,780	3,689	275,278
(1)Includes Grupo Sura conglomerate.
(2)In case of stockholders with an interest equal or higher than 20% of the Cibest Corporate Group capital, this includes the benefits provided to employees for insurance policies; for directors and senior management it corresponds to the benefit of special credit rates granted to employees.

As of December 31, 2023

	Stockholders with an interest equal or higher than 20% of Grupo Cibest’s capital(1)	Directors and senior management	Associates and joint ventures
In millions of COP
Assets
Financial assets investments	6,050	-	54,001
Derivative financial instruments	48,747	—	7,297
Loans and advances to customers	1,850,407	22,437	271,676
Allowance for loans, advances and lease losses	(1,455)	(50)	(760)
Investment in associates and joint ventures	-	-	2,997,603
Other assets(2)	17,951	18	271,263
Total assets	1,921,700	22,405	3,601,080

Liabilities
Deposits by customers	1,434,117	16,312	141,853
Derivative financial instruments	14	209	1,068
Other liabilities	23,070	59	70,387
Total liabilities	1,457,201	16,580	213,308

Income
Interest on loans and financial leases	157,451	1,783	27,925
Valuation on financial instruments	97	-	11,998
Fees and commissions income	744,000	98	14,647
Dividends and net income on equity investments(2)	213	-	109,563
Derivatives Foreign exchange contracts	63,060	(218)	27,174
Other operating income	48,531	9	9,806
Net income	1,013,352	1,672	201,113

Expenses
Interest expenses	181,085	1,038	8,261
Credit impairment (recovery) charges, net	(8,307)	4	(1,193)
Fees and commissions expenses	590	-	152,563
Employee benefits(3)	89,199	93	-
Other administrative and general expenses	159,184	2,492	23,644
Total expenses	421,751	3,627	183,275
(1)Includes Grupo Sura conglomerate.
(2)Includes impairment of associates and joint ventures mainly in Tuya S.A.
(3)In case of stockholders with an interest equal or higher than 20% of Cibest Corporate Group’s capital, includes the benefit provided to employees for insurance policies and for directors and senior management corresponds to the benefit of special credit rates granted to employees.
During the years ending December 31, 2025, 2024 and 2023, Cibest Corporate Group paid fees to the directors of COP 1,945, COP 2,474 and COP 2,306, respectively, as compensation for attending meetings of the Board and its Committees.
The payments to senior management in the same periods were COP 25,822, COP 20,327 and COP 18,387 for short-term retributions and COP 283, COP 643 and COP 312 for long-term retributions. In addition, there were payments for post-employment benefits of COP 1,176 in 2025, COP 980 in 2024 and 827 in 2023.

The Parent Company, which is also the ultimate parent company, is Grupo Cibest S.A. Transactions between companies included in consolidation, described in the significant accounting policies, see Note 2.C.1 Subsidiaries, meet the definition of related party transactions and were eliminated from the consolidated financial statements.
NOTE 29. LIABILITIES FROM FINANCING ACTIVITIES
The following table presents the reconciliation of the balances of liabilities from financing activities as of December 31, 2025 and 2024:

	Balance as of January 1, 2025	Cash flows	Non-cash changes			Balance as of December 31, 2025(1)
			Foreign currency translation adjustment	Interests accrued	Other movements
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	1,060,472	34,012	(87,678)	-	-	1,006,806
Borrowings from other financial institutions(2)	15,689,532	(4,204,081)	(1,337,193)	963,405	267	11,111,930
Debt instruments in issue(2)	11,275,216	140,620	(1,402,998)	826,585	-	10,839,423
Preferred shares(3)	584,204	(57,701)	-	56,974	-	583,477
Total liabilities from financing activities	28,609,424	(4,087,150)	(2,827,869)	1,846,964	267	23,541,636
(1)As of December 31, 2025, include the operations of Banistmo S.A. For more information, see Note 1. Reporting Entity; Note 2.D12. Significant Accounting Policies – Assets Held for Sale and Discontinued Operations; and Note 31. Discontinued Operation.
(2)The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 849,921 and COP 782,242, respectively, which are classified as cash flows from operating activities in the Consolidated Statement of Cash Flow.
(3)The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the Preferred Shares' holders and is included in the line "dividends paid" of the Consolidated Statement of Cash Flow, which includes the dividends paid during the year to both Preferred and Common shareholders.

	Balance as of January 1, 2024	Cash flows	Non-cash changes			Balance as of December 31, 2024
			Foreign currency translation adjustment	Interests accrued	Other movements
	In millions of COP
Liabilities from financing activities
Repurchase agreements and other similar secured borrowing	470,295	550,584	39,593	-	-	1,060,472
Borrowings from other financial institutions(1)	15,648,606	(2,506,604)	1,196,756	1,349,913	861	15,689,532
Debt instruments in issue(1)	14,663,576	(6,226,196)	1,635,724	1,202,112	-	11,275,216
Preferred shares(2)	584,204	(57,701)	-	57,701	-	584,204
Total liabilities from financing activities	31,366,681	(8,239,917)	2,872,073	2,609,726	861	28,609,424
(1)The cash flows disclosed in this table related with Borrowings from other financial institutions and Debt securities in issue include the interests paid during the year amounting to COP 1,426,452 and COP 1,104,487, respectively, which are classified as cash flows from operating activities in the Consolidated Statement of Cash Flow.
(2)The cash flow amounting to COP 57,701 corresponds to the fixed minimum dividend paid to the Preferred shareholders and is included in the line "dividends paid" of the Consolidated Statement of Cash Flow, which includes the dividends paid during the year to both Preferred and Common shareholders.

NOTE 30. FAIR VALUE OF ASSETS AND LIABILITIES
The following table presents the carrying amount and the fair value of the assets and liabilities as of December 31, 2025, and 2024:

	Note	December 31, 2025(1)		December 31, 2024
		Carrying amount	Fair Value	Carrying amount	Fair Value
In millions of COP
Assets
Debt instruments at fair value through profit or loss	5.1	23,459,380	23,459,380	23,035,281	23,035,281
Debt instruments at fair value through OCI	5.1	3,551,348	3,551,348	5,084,416	5,084,416
Debt instruments at amortized cost	5.1	5,812,624	5,836,484	8,404,878	8,403,740
Derivative financial instruments	5.2	4,417,863	4,417,863	2,938,142	2,938,142
Equity securities at fair value	5.1	1,463,622	1,463,622	1,011,310	1,011,310
Other financial instruments	5.1	30,285	30,285	34,385	34,385
Loans and advances to customers at amortized cost, net	6	243,100,035	275,626,425	263,274,170	269,345,583
Investment properties	9	6,595,407	6,595,407	5,580,109	5,580,109
Investments in associates(2)	8	2,041,402	2,041,402	1,830,884	1,830,884
Total		290,471,966	323,022,216	311,193,575	317,263,850
Liabilities
Deposits by customers	15	264,413,956	264,953,910	279,059,401	279,463,012
Interbank deposits	16	30,102	30,102	716,493	716,493
Repurchase agreements and other similar secured borrowing	16	676,047	676,047	1,060,472	1,060,472
Derivative financial instruments	5.2	4,514,630	4,514,630	2,679,643	2,679,643
Borrowings from other financial institutions	17	9,356,428	9,356,428	15,689,532	15,689,532
Preferred shares		583,477	324,260	584,204	407,174
Debt instruments in issue	18	7,409,693	7,627,543	11,275,216	11,389,498
Total		286,984,333	287,482,920	311,064,961	311,405,824
(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)It corresponds to investments in associates P.A. Viva Malls, P.A. Distrito Vera, P.A. Lote Palermo, and Fideicomiso Locales Distrito Vera. For further information see Note 8. Investments in associates and joint ventures.

Fair value hierarchy
IFRS 13 establishes a fair value hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable, that reflects the significance of inputs adopted in the measurement process. In accordance with IFRS, the financial instruments are classified as follows:

Level 1: Observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities. An active market is a market in which transactions for the asset or liability being measured take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain retained residual interests in securitizations, asset-backed securities (ABS) and highly structured or long-term derivative contracts where independent pricing information was not able to be obtained for a significant portion of the underlying assets.

Valuation process for fair value measurements

The valuation to fair value prices is performed using prices, methodologies and inputs provided by the official pricing services provider (Precia - Proveedor de Precios para Valoración S.A.) to Cibest Corporate Group.

All methodologies and procedures developed by the pricing services provider are supervised by the SFC, which has not objected to them.

Daily, the back-office Service Valuation Officer (SVO) verifies the valuation of investments, and the Credit and Financial Risk Manager area reports the results of the portfolio’s valuation.

Fair value measurement

Assets and liabilities

a. Debt instruments

Cibest Corporate Group assigns prices to those debt investments, using the prices provided by the official pricing services provider (Precia) and assigns the appropriate level according to the procedure described above. For securities not traded or over the counter, such as certain bonds issued by other financial institutions, Cibest Corporate Group generally determines fair value using internal valuation and standard techniques. These techniques include determination of expected future cash flows which are discounted using curves of the applicable currencies and the Colombian consumer price index (interest rate in this case), modified by the credit risk and liquidity risk. The interest rate is generally computed using observable market data and reference yield curves derived from quoted interest in appropriate time bandings, which match the timings of the cash flows and maturities of the instruments.

b. Equity securities and other financial instruments

Cibest Corporate Group perform the market price valuation of its investments in variable income using the prices provided by the official pricing services provider (Precia) and classifies those investments according to the procedure described above (Hierarchy of fair value section). Likewise, the fair value of unlisted equity securities and other financial instruments is based on an assessment of each individual investment using methodologies that include publicly-traded comparable derived by multiplying a key performance metric (e.g., earnings before interest, taxes, depreciation and amortization) of the portfolio company by the relevant valuation multiple observed for comparable companies, acquisition comparable, and if necessary considered, are subject to appropriate discounts for lack of liquidity or marketability. Interests in investment funds, trusts and collective portfolios are valued using the investment unit value determined by the fund management company. For investment funds where the underlying assets are investment properties, the investment unit value depends on the investment properties value, determined as described below in “i. Investment property”.

c. Derivative financial instruments

Cibest Corporate Group holds positions in standardized derivatives, such as futures over local stocks, and over the market representative rate. These instruments are evaluated according to the information provided by Precia, which perfectly matches the information provided by the Central Counterparty Clearing House – CCP.

Additionally, Cibest Corporate Group holds positions in Over-The-Counter (OTC) derivatives, which in the absence of prices, are valued using the inputs and methodologies provided by the pricing services provider, which have the no objection to the SFC.

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying volatility, credit curves, and correlation of such inputs.

d. Credit valuation adjustment

Cibest Corporate Group measures the effects of the credit risk of its counterparties and its own creditworthiness in determining fair value of the swap, option, and forward derivatives.

Counterparty credit-risk adjustments are applied to derivatives when the Cibest Corporate Group’s position is a derivative asset and the Cibest Corporate Group’s credit risk is incorporated when the position is a derivative liability. Cibest Corporate Group attempts to mitigate credit risk to third parties which are international banks by entering into master netting agreements. The agreements allow the offsetting or netting of amounts that are liabilities derived from transactions carried out under the different agreements. Master netting agreements take different forms and may allow payments to be made under a variety of other master agreements or other negotiated agreements between the same parties; some may operate on a monthly basis, while others apply only upon termination of the agreements.

When assessing the impact of credit exposure, only the net counterparty exposure is considered at risk, due to the offsetting of certain same-counterparty positions and the application of cash and other collateral.

Cibest Corporate Group generally calculates the asset’s credit risk adjustment for derivatives transacted with international financial institutions by incorporating indicative credit related pricing that is generally observable in the market (Credit Default Swaps, “CDS”). The credit-risk adjustment for derivatives transacted with nonpublic counterparties is calculated by incorporating unobservable credit data derived from internal credit qualifications to the financial institutions and corporate companies located in each geography. Cibest Corporate Group also considers its own creditworthiness when determining the fair value of an instrument, including OTC derivative instruments if Cibest Corporate Group believes market participants would take that into account when transacting the respective instrument. The approach to measuring the impact of the Cibest Corporate Group’s credit risk on an instrument transacted with international financial institutions is done using the asset swap curve calculated for subordinated bonds issued by Cibest Corporate Group in foreign currency. For derivatives transacted with local financial institutions, Cibest Corporate Group calculates the credit risk adjustment by incorporating credit risk data provided by rating agencies and available in the financial markets.

e. Impaired loans measured at fair value

Cibest Corporate Group measured certain impaired loans based on the fair value of the associated collateral less costs to sell. The fair values were determined as follows using external and internal valuation techniques or third-party experts, depending on the type of underlying asset.

For vehicles under leasing arrangements, Cibest Corporate Group uses an internal valuation model based on price curves for each type of vehicle. Such curves show the expected price of the vehicle at different points in time based on the initial price and projection of economic variables such as inflation, devaluation, and customs. The prices modelled in the curves are compared every six months with market information for the same or similar vehicles and in the case of significant deviation; the curve is adjusted to reflect the market conditions.

Other vehicles are measured using matrix pricing from a third party. This matrix is used by most of the market participants and is updated monthly. The matrix is developed from values provided by several price providers for identical or similar vehicles and considers brand, characteristics of the vehicles, and manufacturing date among other variables to determine the prices.

For real estate assets, a third-party qualified appraiser is used. The methodologies vary depending on the date of the last appraisal available for the property (the appraisal is estimated based on either of three approaches: cost, sales comparison, and income approach, and is required every three years). When the property has been valued in the last 12 months and the market conditions have not shown significant changes, the most recent valuation is considered the fair value of the property.

For all other cases (for example, appraisals older than 12 months) the value of the property is updated by adjusting the value in the last appraisal for weighted factors such as location, type and characteristics of the property, size, structural conditions and the expected sales prices, among others. The factors are determined based on current market information gathered from several external real estate specialists. For all other cases (for example, appraisals older than 12 months) the value of the property is updated by adjusting the value in the last appraisal for weighted factors such as location, type and characteristics of the property, size, structural conditions, and the expected sales prices, among others. The factors are determined based on current market information gathered from several external real estate specialists.

f. Assets held for sale measured at fair value less cost of sale

Cibest Corporate Group measures certain impaired foreclosed assets and premises and equipment held for sale based on fair value less costs to sell. The fair values were determined using external and internal valuation techniques, depending on the type of underlying asset. Those assets are comprised mainly of real estate properties for which the appraisal is conducted by experts considering factors such as the location, type and characteristics of the property, size, physical conditions and expected selling costs, among others. Likewise, in some cases fair value is estimated considering comparable prices or promises of sale and offering prices from auctions process.

Additionally, Cibest Corporate Group measured the discontinued operation Banistmo SA classified as held for sale based on fair value less costs to sell. See Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

g. Mortgage-backed securities (“TIPS”) and Asset-Backed securities

Cibest Corporate Group invests in asset-backed securities for which underlying assets are mortgages and earnings under contracts issued by financial institutions and corporations, respectively. Cibest Corporate Group does not have a significant exposure to sub-prime securities. The asset-backed securities are denominated in local market TIPS and are classified as fair value through profit or loss. These asset-backed securities have different maturities and are generally classified by credit ratings.

TIPS are part of Cibest Corporate Group portfolio and its fair value is measured using published price from the official pricing services provider. These securities are leveled by margin and are assigned to level 2 or 3 based on information provided by Precia.

Residual TIPS have their fair value measured using the discounted flow method, taking into account the amortization tables of the Titularizadora Colombiana, the betas in COP and UVR of Precia (used to construct the curves) and the margins; when they are residual TIPS of subordinated issues, a liquidity premium is applied. These securities are assigned to level 3.

h. Investments in associates measured at fair value

Cibest Corporate Group recognizes its investments in P.A Viva Malls, P.A Distrito Vera and Fideicomiso Locales Distrito Vera as associates at fair value. The estimated amount is provided by the fund manager as the variation of the units according to the units owned by the FCP Fondo Inmobiliario Colombia. The associate’s assets are comprised of investment properties which are measured using the following techniques: comparable prices, discounted cash flows, replacement cost and direct capitalization. For further information about techniques methodologies and inputs used by the external party see “Quantitative Information about Level 3 Fair Value Measurements”.

i. Investment property

Cibest Corporate Group’s investment property is valued by external experts, who use valuation techniques based on comparable prices, direct capitalization, discounted cash flows and replacement costs.

Assets and liabilities measured at fair value on a recurring basis

The following table presents for each level of the fair value hierarchy levels the Cibest Corporate Group’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2025, and 2024:

Financial Assets
Type of instrument	December 31, 2025(1)				December 31, 2024
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Investment securities
Debt instruments at fair value through profit or loss
Securities issued by the Colombian Government	10,176,528	2,436,729	2,423	12,615,680	10,625,153	1,019,028	-	11,644,181
Securities issued or secured by government entities	-	152,574	-	152,574	-	118,760	-	118,760
Securities issued by other financial institutions	206,151	550,010	69,173	825,334	140,703	513,040	77,821	731,564
Securities issued by foreign governments	6,350,052	3,426,269	-	9,776,321	6,191,395	4,092,055	-	10,283,450
Corporate bonds	4,247	55,511	29,713	89,471	124,812	98,255	34,259	257,326
Total debt instruments at fair value through profit or loss	16,736,978	6,621,093	101,309	23,459,380	17,082,063	5,841,138	112,080	23,035,281
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	-	-	2,625,566	2,625,566	35,570	-	2,648,355	2,683,925
Securities issued by other financial institutions	-	63,624	-	63,624	119,479	107,614	49,744	276,837
Securities issued by foreign governments	-	-	-	-	368,736	1,115,810	-	1,484,546
Corporate bonds	-	349,647	512,511	862,158	60,922	747	577,439	639,108
Total debt instruments at fair value through OCI	-	413,271	3,138,077	3,551,348	584,707	1,224,171	3,275,538	5,084,416
Total debt instruments	16,736,978	7,034,364	3,239,386	27,010,728	17,666,770	7,065,309	3,387,618	28,119,697
Equity securities
Equity securities	50,909	624,781	787,932	1,463,622	31,086	262,351	717,873	1,011,310
Total equity securities	50,909	624,781	787,932	1,463,622	31,086	262,351	717,873	1,011,310
Other financial assets
Other financial assets	-	-	30,285	30,285	-	-	34,385	34,385
Total other financial assets	-	-	30,285	30,285	-	-	34,385	34,385
Derivative financial instruments
Forwards
Foreign exchange contracts	-	2,131,966	763,486	2,895,452	-	617,961	466,869	1,084,830
Equity contracts	-	34,367	24,773	59,140	-	298	51,347	51,645
Total forwards	-	2,166,333	788,259	2,954,592	-	618,259	518,216	1,136,475
Swaps
Foreign exchange contracts	-	905,862	162,878	1,068,740	-	1,200,777	262,479	1,463,256
Interest rate contracts	136,560	129,082	12,812	278,454	105,560	114,980	15,493	236,033
Total swaps	136,560	1,034,944	175,690	1,347,194	105,560	1,315,757	277,972	1,699,289
Options
Foreign exchange contracts	-	51,739	64,338	116,077	161	36,207	66,010	102,378
Total options	-	51,739	64,338	116,077	161	36,207	66,010	102,378
Total derivative financial instruments	136,560	3,253,016	1,028,287	4,417,863	105,721	1,970,223	862,198	2,938,142
Investment properties
Lands	-	-	563,185	563,185	-	-	499,833	499,833
Buildings	-	-	6,032,222	6,032,222	-	-	5,080,276	5,080,276
Total investment properties	-	-	6,595,407	6,595,407	-	-	5,580,109	5,580,109
Investment in associates at fair value
Investment in associates at fair value	-	-	2,041,402	2,041,402	-	-	1,830,884	1,830,884
Total investment in associates at fair value	-	-	2,041,402	2,041,402	-	-	1,830,884	1,830,884
Total	16,924,447	10,912,161	13,722,699	41,559,307	17,803,577	9,297,883	12,413,067	39,514,527
(1)The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

Financial liabilities
Type of instrument	December 31, 2025(1)				December 31, 2024
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Derivative financial instruments
Forwards
Foreign exchange contracts	-	1,514,575	1,205,024	2,719,599	-	885,520	86,775	972,295
Equity contracts	-	547	7,616	8,163	-	89	1,278	1,367
Total forwards	-	1,515,122	1,212,640	2,727,762	-	885,609	88,053	973,662
Swaps
Foreign exchange contracts	-	1,133,648	135,106	1,268,754	-	1,264,593	67,838	1,332,431
Interest rate contracts	135,242	161,742	74,195	371,179	102,701	160,721	27,646	291,068
Total swaps	135,242	1,295,390	209,301	1,639,933	102,701	1,425,314	95,484	1,623,499
Options
Foreign exchange contracts	224	36,466	110,245	146,935	421	82,061	-	82,482
Total options	224	36,466	110,245	146,935	421	82,061	-	82,482
Total derivative financial instruments	135,466	2,846,978	1,532,186	4,514,630	103,122	2,392,984	183,537	2,679,643
Total	135,466	2,846,978	1,532,186	4,514,630	103,122	2,392,984	183,537	2,679,643
(1)The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

Fair value of assets and liabilities that are not measured at fair value in the Consolidated Statement of Financial Position

The following table presents for each of the fair-value hierarchy levels the Cibest Corporate Group’s assets and liabilities that are not measured at fair value in the Consolidated Statement of Financial Position, but for which the fair value is disclosed at December 31, 2025, and December 31, 2024:

Assets
Type of instrument	December 31, 2025(1)				December 31, 2024
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Debt instruments
Securities issued by the Colombian Government	141,524	-	-	141,524	156,209	-	-	156,209
Securities issued or secured by government entities	-	43,771	4,094,247	4,138,018	-	46,272	3,326,959	3,373,231
Securities issued by other financial institutions	129,128	93,521	52,231	274,880	284,281	57,091	250,508	591,880
Securities issued by foreign governments	189,057	150,587	-	339,644	412,579	227,076	-	639,655
Corporate bonds	642,074	9,623	290,721	942,418	1,050,588	14,017	2,578,160	3,642,765
Total – Debt instruments	1,101,783	297,502	4,437,199	5,836,484	1,903,657	344,456	6,155,627	8,403,740
Loans and advances to customers, net	-	-	275,626,425	275,626,425	-	-	269,345,583	269,345,583
Total	1,101,783	297,502	280,063,624	281,462,909	1,903,657	344,456	275,501,210	277,749,323
(1)The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.

Liabilities
Type of instruments	December 31, 2025(1)				December 31, 2024
	Fair value hierarchy			Total fair value	Fair value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Deposits by customers	-	64,471,127	200,482,783	264,953,910	-	60,894,992	218,568,020	279,463,012
Interbank deposits	-	-	30,102	30,102	-	-	716,493	716,493
Repurchase agreements and other similar secured borrowing	-	-	676,047	676,047	-	-	1,060,472	1,060,472
Borrowings from other financial institutions	-	-	9,356,428	9,356,428	-	-	15,689,532	15,689,532
Debt instruments in issue	5,030,129	1,372,155	1,225,259	7,627,543	5,811,412	2,669,991	2,908,095	11,389,498
Preferred shares	-	-	324,260	324,260	-	-	407,174	407,174
Total	5,030,129	65,843,282	212,094,879	282,968,290	5,811,412	63,564,983	239,349,786	308,726,181
(1)The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
IFRS requires entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the Consolidated Statement of Financial Position, for which it is practicable to estimate fair value. Certain categories of assets and liabilities, however, are not eligible for fair value accounting. The financial instruments below are not measured at fair value on a recurring and nonrecurring basis:

Short-term financial instruments

Short-term financial instruments are valued at their carrying amounts included in the Consolidated Statement of Financial Position, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach was used for cash and cash equivalents, accrued interest receivable, customers’ acceptances, accounts receivable, accounts payable, accrued interest payable and Cibest Corporate Group acceptances outstanding.

Deposits from customers

The fair value of time deposits was estimated based on the discounted value of cash flows using the appropriate discount rate for the applicable maturity. The fair value of deposits with no contractual maturities represents the amount payable on demand as of the date of the Statement of Financial Position.

Interbank deposits and repurchase agreements and other similar secured borrowings

Short-term interbank borrowings and repurchase agreements have been valued at their carrying amounts because of their relatively short-term nature. Long-term and domestic development bank borrowings have also been valued at their carrying amount because they bear interest at variable rates.

Borrowings from other financial institutions

The fair value of borrowings from other financial institutions were determined by using discounted cash flow models. The cash flows projection of capital and interest was made according to the contractual terms, considering capital amortization and interest bearing. Subsequently, the cash flows were discounted using reference curves formed by the weighted average of the Cibest Corporate Group’s deposit rates.

Debt instruments in issue

The fair value of debt instruments in issue, comprised of bonds issued by Cibest Corporate Group, was estimated substantially based on quoted market prices. The fair value of certain bonds which do not have a public trading market, were determined based on the discounted value of cash flows using the rates currently offered for bonds of similar remaining maturities and Cibest Corporate Group’s creditworthiness.

Preferred Shares

In the valuation of the liability component of Preferred Shares related to the minimum dividend of 1% of the subscription price, Cibest Corporate Group uses the Gordon Model to price the obligation, taking into account its own credit risk, which is measured using the market spread based on observable inputs such as quoted prices of sovereign debt. The Gordon Model is commonly used to determine the intrinsic value of a stock based on a future series of dividends that are estimated by Cibest Corporate Group and growth at a constant rate considering Cibest Corporate Group’s own perspectives of the payout ratio.

Loans and advances to customers

Estimating the fair value of loans and advances to customers is considered an area of considerable uncertainty as there is no observable market. The loan portfolio is stratified into tranches and loans segments such as commercial, consumer, small business loans, mortgage, and leasing. The fair value of loans and advances to customers and financial institutions is determined using a discounted cash flow methodology, considering each credit’s principal and interest projected cash flows to the prepayment date. The projected cash flows are discounted using reference curves according to the type of loan and its maturity date.

Items measured at fair value on a non-recurring basis

Cibest Corporate Group measured certain foreclosed assets held for sale, including the discontinued operation of Banistmo S.A., based on fair value less costs to sell. Fair values were determined using internal and external valuation techniques and third-party judgments, depending on the type of underlying asset. The following breakdown sets out the fair value hierarchy of assets classified by type:

	December 31, 2025				December 31, 2024
Type of instruments	Fair-value hierarchy			Total fair value	Fair-value hierarchy			Total fair value
	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
In millions of COP
Machinery and equipment	-	-	5,622	5,622	-	-	10,085	10,085
Real estate for residential purposes	-	-	4,584	4,584	-	-	133,863	133,863
Real estate different from residential properties	-	-	136	136	-	-	29,794	29,794
Discontinued operation	-	-	5,947,838	5,947,838	-	-	-	-
Total	-	-	5,958,180	5,958,180	-	-	173,742	173,742
(1)The accumulated value as of December 31, 2025 includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
Changes in level 3 fair-value category
The table below presents reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs at December 31, 2025, and 2024:

As of December 31, 2025

Type of instruments	Balance, January 1, 2025	Included in earnings	OCI	Purchases	Settlement	Reclassifications(2)	Prepaids	Transfers in to level 3	Transfers out of level 3	Reclassification to assets held for sale(1)	Balance, December 31, 2025(1)
In millions of COP
Assets
Debt instruments at fair value though profit or loss										-
Securities issued by the Colombian Government	-	149	-	2,274	-	-	-	-	-	-	2,423
Securities issued or secured by other financial entities	77,821	4,103	-	100	(8,499)	-	(4,800)	11,570	(11,122)	-	69,173
Corporate bonds	34,259	(25)	-	4,327	(18,591)	-	-	9,743	-	-	29,713
Total	112,080	4,227	-	6,701	(27,090)	-	(4,800)	21,313	(11,122)	-	101,309
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	2,648,355	-	134,918	2,490,647	(2,648,354)	-	-	-	-	-	2,625,566
Securities issued or secured by other financial entities	49,744	-	-	-	-	-	-	-	(49,744)	-	-
Corporate bonds	577,439	-	(32,888)	-	-	-	-	-	(32,040)	-	512,511
Total	3,275,538	-	102,030	2,490,647	(2,648,354)	-	-	-	(81,784)	-	3,138,077
Derivative financial instruments
Foreign exchange contracts	795,358	113,321	-	855,487	(586,326)	(197,124)	-	13,035	-	(3,049)	990,702
Interest rate contracts	15,493	(3,322)	-	5,683	(2,432)	(626)	-	-	(1,984)	-	12,812
Equity contracts	51,347	-	-	24,773	(51,347)	-	-	-	-	-	24,773
Total	862,198	109,999	-	885,943	(640,105)	(197,750)	-	13,035	(1,984)	(3,049)	1,028,287
Equity securities
Equity securities	717,873	39,067	12,299	173,261	(65,923)	-	-	73,903	-	(162,548)	787,932
Total	717,873	39,067	12,299	173,261	(65,923)	-	-	73,903	-	(162,548)	787,932
Other financial instruments
Other financial instruments	34,385	(6,265)		15,145	(12,980)						30,285
Total	34,385	(6,265)	-	15,145	(12,980)	-	-	-	-	-	30,285
Investment in associates
P.A. Viva malls	1,817,503	173,053	-	-	-	-	-	-	-	-	1,990,556
P.A. Lote Palermo	-	310	-	36,992	(7)	-	-	-	-	-	37,295
P.A. Distrito Vera	13,325	2,341	-	-	(2,261)	-	-	-	-	-	13,405
Fideicomiso Locales Distrito Vera	56	(3)	-	93	-	-	-	-	-	-	146
Total	1,830,884	175,701	-	37,085	(2,268)	-	-	-	-	-	2,041,402
Total Assets	6,832,958	322,729	114,329	3,608,782	(3,396,720)	(197,750)	(4,800)	108,251	(94,890)	(165,597)	7,127,292
Liabilities
Derivative financial instruments
Foreign exchange contracts	154,613	214,520	-	1,322,057	(86,562)	(197,124)	-	42,898	-	(27)	1,450,375
Interest rate contracts	27,646	4,330	-	26,345	(3,863)	(626)	-	20,363	-	-	74,195
Equity contracts	1,278	-	-	7,616	(1,278)	-	-	-	-	-	7,616
Total	183,537	218,850	-	1,356,018	(91,703)	(197,750)	-	63,261	-	(27)	1,532,186
Total liabilities	183,537	218,850	-	1,356,018	(91,703)	(197,750)	-	63,261	-	(27)	1,532,186
(1)The accumulated value as of December 31, 2025, includes the effects of the classification of Banistmo S.A. as an asset held for sale since December 18, 2025. For more information, see Note 1. Reporting Entity, Note 2.D12. Significant Accounting Policies - Assets Held for Sale and Discontinued Operations, and Note 31. Discontinued Operation.
(2)From derivative assets to derivative liabilities classified in level 3 and vice versa..

As of December 31, 2024

Type of instruments	Balance, January 1, 2024	Included in earnings	OCI	Purchases	Settlement	Reclassifications(1)	Prepaids	Transfers in to level 3	Transfers out of level 3	Balance, December 31, 2024
In millions of COP
Assets
Debt instruments at fair value though profit or loss
Securities issued or secured by other financial entities	78,729	2,042	-	14,696	(12,157)	-	(3,117)	3,195	(5,567)	77,821
Corporate bonds	14,284	538	-	2,994	-	-	-	16,443	-	34,259
Total	93,013	2,580	-	17,690	(12,157)	-	(3,117)	19,638	(5,567)	112,080
Debt instruments at fair value through OCI
Securities issued by the Colombian Government	2,664,295	-	157,708	2,490,647	(2,664,295)	-	-	-	-	2,648,355
Securities issued or secured by other financial entities	-	-	(272)	50,016	-	-	-	-	-	49,744
Corporate bonds	-	-	1,892	71,517	-	-	-	504,030	-	577,439
Total	2,664,295	-	159,328	2,612,180	(2,664,295)	-	-	504,030	-	3,275,538
Derivative financial instruments
Foreign exchange contracts	1,384,673	(45,870)	-	592,047	(1,193,801)	(11,487)	-	155,582	(85,786)	795,358
Interest rate contracts	15,621	(2,591)	-	6,910	(3,606)	(138)	-	3,909	(4,612)	15,493
Equity contracts	2,863	-	-	51,347	(2,863)	-	-	-	-	51,347
Total	1,403,157	(48,461)	-	650,304	(1,200,270)	(11,625)	-	159,491	(90,398)	862,198
Equity securities
Equity securities	384,682	48,562	50,303	261,301	(26,973)	-	-	-	(2)	717,873
Total	384,682	48,562	50,303	261,301	(26,973)	-	-	-	(2)	717,873
Other financial instruments
Other financial instruments	38,319	(5,646)	-	1,712	-	-	-	-	-	34,385
Total	38,319	(5,646)	-	1,712	-	-	-	-	-	34,385
Investment in associates
P.A. Viva Malls	1,661,679	155,824	-	-	-	-	-	-	-	1,817,503
P.A. Distrito Vera	9,103	(401)	-	5,186	(563)	-	-	-	-	13,325
Fideicomiso Locales Distrito Vera	-	(5)	-	61	-	-	-	-	-	56
Total	1,670,782	155,418	-	5,247	(563)	-	-	-	-	1,830,884
Total Assets	6,254,248	152,453	209,631	3,548,434	(3,904,258)	(11,625)	(3,117)	683,159	(95,967)	6,832,958
Liabilities
Derivative financial instruments
Foreign exchange contracts	170,798	48,127	-	114,156	(95,051)	(11,487)	-	3,194	(75,124)	154,613
Interest rate contracts	11,078	(50)	-	206	(4,595)	(138)	-	27,432	(6,287)	27,646
Equity contracts	1,852	-	-	1,278	(1,852)	-	-	-	-	1,278
Total	183,728	48,077	-	115,640	(101,498)	(11,625)	-	30,626	(81,411)	183,537
Total liabilities	183,728	48,077	-	115,640	(101,498)	(11,625)	-	30,626	(81,411)	183,537
(1)From derivative assets to derivative liabilities classified in level 3 and vice versa.

Level 3 fair value rollforward
The following were the significant level 3 transfers at December 31, 2025, and 2024:
As of December 31, 2025, and 2024, net transfers in Cibest Corporate Group for COP 1,984 and COP 8,987, respectively, from level 3 to level 2 of derivatives foreign exchange contracts and interest rate contracts, it was presented due to the transfer of the credit risk of the counterparty to the own credit risk. As of December 31, 2025, and 2024, net transfers for COP (50,226) and COP 128,865, respectively, from level 2 to level 3 of the derivative foreign exchange contracts and interest rate contracts, it was presented due to the transfer of the credit risk from Cibest Corporate Group to the credit risk of the counterparty.

As of December 31, 2025, and 2024, there are corporate bonds of debt instruments at fair value through OCI for COP 512,511 and 577,439, respectively.

As of December 31, 2025, and 2024, unrealized gains and losses on debt instruments were COP 4,227 and COP 2,580; equity securities COP 39,067 and COP 48,562, respectively.
Transfers between level 1 and level 2 of the fair value hierarchy
The table below presents the transfers for all assets and liabilities measured at fair value on a recurring basis between level 1 and level 2 as of December 31, 2025, and 2024:

	December 31, 2025		December 31, 2024
Type of instruments	Transfers level 1 to level 2	Transfers level 2 to level 1	Transfers level 1 to level 2	Transfers level 2 to level 1
In millions of COP
Debt instruments at fair value though profit or loss
Securities issued by the Colombian Government	36,039	-	202,779	-
Securities issued or secured by foreign government	-	-	26,866	929
Total	36,039	-	229,645	929
Debt instruments at fair value through OCI
Securities issued or secured by foreign government	-	-	467,133	137,884
Total	-	-	467,133	137,884
Equity securities
Equity securities	2	10,018	63,827	-
Total	2	10,018	63,827	-
As of December 31, 2025, Cibest Corporate Group transferred securities from level 1 to level 2, because such securities had lower liquidity and lower trading in an active market.

All transfers are assumed to occur at the end of the reporting period.

Quantitative information about level 3 fair value measurements

The fair value of financial instruments is, in certain circumstances, measured using valuation techniques that incorporate assumptions that are not evidenced by prices from observable market transactions in the same instrument and are not based on observable market data. Changing one or more of the inputs to the valuation models to reasonably possible alternative assumptions would change the fair values and therefore a valuation adjustment would be recognized in profit or loss. Favorable and unfavorable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable input as described in the table below.

The following table sets forth information about significant unobservable inputs related to Cibest Corporate Group’s material categories of level 3 financial assets and liabilities and the sensitivity of these fair values to reasonably possible alternative assumptions.

As of December 31, 2025

Type of instruments	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
TIPS	64,125	Discounted cash flow	Yield	0.14% to 10.31%	3.06%	62,752	65,538
			Prepayment Speed	n/a	n/a	67,024	n/a
			Prepayment Speed	n/a	n/a	63,704	n/a
Other bonds	5,048	Discounted cash flow	Interest rate	0.32% to 1.10%	0.71%	5,002	5,094
Total securities issued by other financial institutions	69,173
Securities issued by the Colombian Government
Bonds by government entities	2,627,989	Discounted cash flow	Interest rate	0.50% to 0.50%	0.50%	2,619,101	2,640,019
Corporate bonds
Corporate bonds	542,224	Discounted cash flow	Yield	-0.16% to 5.02%	2.43%	497,386	559,495
Total debt instruments	3,239,386
Equity securities
Equity securities	787,932	Price-based	Price	n/a	n/a	n/a	n/a
Other financial instruments
Other financial instruments	30,285	Internal valuation methodology	Internal valuation methodology	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	(424,381)	Discounted cash flow	Credit spread / Yield	0.00% to 17.10%	(0.24%)	(417,068)	(424,265)
Swaps	(33,611)	Discounted cash flow	Credit spread	0.00% to 7.47%	0.61%	(50,216)	(28,748)
Options	(45,907)	Discounted cash flow	Credit spread	0.01% to 2.13%	0.34%	(45,481)	(46,050)
Total derivative financial instruments	(503,899)
Investment in associates
P.A. Viva Malls	1,990,556	Price-based	Price	n/a	n/a	n/a	n/a
P.A. Lote Palermo	37,295	Price-based	Price	n/a	n/a	n/a	n/a
P.A. Distrito Vera	13,405	Price-based	Price	n/a	n/a	n/a	n/a
Fideicomiso Locales Distrito Vera	146	Price-based	Price	n/a	n/a	n/a	n/a
Total investment in associates	2,041,402

As of December 31, 2024

Type of instruments	Fair Value	Valuation technique	Significant unobservable input	Range of inputs	Weighted average	Sensitivity 100 basis point increase	Sensitivity 100 basis point decrease
In millions of COP
Debt instruments
Securities issued by other financial institutions
			Yield	0.14% to 10.66%	3.61%	61,474	65,164
TIPS	63,280	Discounted cash flow	Prepayment Speed	n/a	n/a	65,081	n/a
			Prepayment Speed	n/a	n/a	60,732	n/a
Other bonds	62,558	Discounted cash flow	Interest rate	0.10% to 1.12%	0.94%	61,003	64,177
Time deposits	1,727	Discounted cash flow	Yield / Interest rate	0.91% to 6.40%	3.36%	1,441	1,772
Total securities issued by other financial institutions	127,565
Securities issued by the Colombian Government
Bonds by government entities	2,648,355	Discounted cash flow	Yield	1.18% to 1.18%	1.18%	2,639,349	2,660,301
Corporate bonds
Corporate bonds	611,698	Discounted cash flow	Yield	0.00% to 5.25%	0.98%	573,929	647,264
Total debt instruments	3,387,618
Equity securities
Equity securities	717,873	Price-based	Price	n/a	n/a	n/a	n/a
Other financial instruments
Other financial instruments	34,385	Internal valuation methodology	Internal valuation methodology	n/a	n/a	n/a	n/a
Derivative financial instruments
Forward	430,163	Discounted cash flow	Credit spread / Interest rate	0.00% to 20.80%	7.05%	429,581	430,753
Swaps	182,488	Discounted cash flow	Credit spread	0.00% to 56.14%	4.03%	166,650	204,677
Options	66,010	Discounted cash flow	Credit spread	0.12% to 34.75%	0.50%	65,512	66,242
Total derivative financial instruments	678,661
Investment in associates
P.A. Viva Malls	1,817,503	Price-based	Price	n/a	n/a	n/a	n/a
P.A. Distrito Vera	13,325	Price-based	Price	n/a	n/a	n/a	n/a
Fideicomiso Locales Distrito Vera	56	Price-based	Price	n/a	n/a	n/a	n/a
Total investment in associates	1,830,884

The following table sets forth information about valuation techniques used in the measurement of the fair value investment properties of Cibest Corporate Group, the significant unobservable inputs, and the respective sensitivity:

Methodology	Valuation technique	Significant unobservable input	Description of sensitivity
Sales Comparison Approach - SCA
The fair value assessment is based on the examination of prices at which similar properties in the same area recently sold. Since no two properties are identical the measurement valuation must take into account adjustments for the differences between the sold properties and those held by Cibest Corporate Group to earn rentals or for capital appreciation.
Comparable prices
The weighted average rates used in the capitalization methodology for revenues in the last quarter for 2025 are:
•Direct capitalization: initial rate 8.03%.
•Discounted cash flow: discount rate: 12.12%, terminal rate: 8.17%.
The same weighted rates for the last quarter of 2024 were:
•Direct capitalization: initial rate 8.13%
•Discounted cash flow: discount rate: 12.27%, terminal rate: 8.29%.
The ratio between monthly gross income and real estate value directly administered by the FIC (rental rate) considering the differences in placements and individual factors between properties and in a weighted way in the last quarter of 2025 are 0.80%, and for December 31, 2024 was 0.88%.

An increase (light, normal, considerable, significant) in the capitalization rate used would generate a decrease (significant, considerable, normal, light) in the fair value of the asset, and vice versa.
An increase (light, normal, considerable, significant) in the leases used in the valuation would generate a (significant, light, considerable) increase in the fair value of the asset, and vice versa.

Income Approach Used to estimate the fair value of the property by taking future net cash flows and discounting them at the capitalization rate.	Direct capitalization Discounted cash flows
Cost approach
Used to estimate the fair value of the property by considering the cost to replace or construct a property under the same or similar conditions as the asset being measured, deducting accumulated depreciation and adding the land amount.
Replacement cost
There has been no change to the valuation technique during the year 2025 for each asset.

NOTE 31. DISCONTINUED OPERATION
Banistmo S.A. is a private financial entity that began operations in 1973 and is one of Cibest Corporate Group financial entities located in the Republic of Panama, after being acquired in October 2013. Banistmo has positioned itself as one of the leading banks in Panama, offering a wide variety of financial services under the supervision of the Superintendency of Banks of Panama.

On December 18, 2025, Cibest disclosed to the market the execution of a promise-to-purchase agreement for shares with Inversiones Cuscatlán Centroamérica S.A. to sell 100% of the shares of Banistmo S.A. The agreed sale price was USD 1,418,000 (subject to customary adjustments at the closing date).

Banistmo S.A. has been part of the ' Banking Panama' operating segment, contributing significantly to the Panamanian market as a provider of financial solutions for both individuals and companies, including digital banking services, savings and checking accounts, personal and corporate loans, mortgages, credit cards, insurance and payment services.

This divestment is part of a long-term corporate strategy aimed at optimizing Cibest Corporate Group’s portfolio, focusing its growth on strategic markets, and maximizing value creation for its shareholders.

Assets classified as held for sale in accordance with IFRS 5, see Note 2.D12. Significant accounting policies – Assets held for sale and discontinued operations.

As of December 31, 2025, Banistmo S.A. consisted of the assets and liabilities presented below:

STATEMENT OF FINANCIAL POSITION
As of December 31, 2025
(Stated in millions of Colombian pesos)

December 31, 2025
ASSETS
Cash and cash equivalents	3,517,759
Financial assets investments and derivative financial instruments	6,364,505
Loans and advances to customers	28,853,418
Allowance for loans, advances and lease losses	(1,420,269)
Loans and advances to customers, net	27,433,149
Assets held for sale and inventories, net	124,660
Premises and equipment, net	90,536
Right-of-use assets, lease	192,114
Goodwill and intangible assets, net	230,516
Deferred tax, net	403,993
Other assets, net	1,952,025
TOTAL ASSETS	40,309,257
LIABILITIES
Deposits by customers	27,293,518
Interbank deposits and repurchase agreements and other similar secured borrowing	910,189
Derivative financial instruments	19,379
Borrowings from other financial institutions	1,755,502
Debt instruments in issue	3,429,730
Other liabilities	1,008,366
TOTAL LIABILITIES	34,416,684
TOTAL NET ASSETS	5,892,573

Analysis of profit for the year from discontinued operation

The results of the discontinued operation included in profit for the year are presented below. Comparative profits and cash flows of the discontinued operation have been restated to include those operations classified as discontinued in the current year.

A) Profit for the year from discontinued operation

STATEMENT OF INCOME
For the years ended December 31, 2025, 2024 and 2023
(Stated in millions of Colombian pesos)

	2025	2024	2023
Total interest and valuation on financial instruments
Interest on loans	2,103,723	2,283,112	2,415,234
Interest income on overnight and market funds	89,068	78,365	94,162
Interest and valuation on financial instruments	353,881	328,428	317,162
Total interest and valuation on financial instruments	2,546,672	2,689,905	2,826,558
Interest expenses	(1,241,640)	(1,336,251)	(1,238,112)
Net interest margin and valuation on financial instruments before impairment on loans , off balance sheet credit instruments and other financial instruments	1,305,032	1,353,654	1,588,446
Credit impairment charges on loans and advances , net	(161,369)	(456,748)	(270,501)
Net interest margin and valuation on financial instruments after impairment on loans and off balance sheet credit instruments and other financial instruments	1,143,663	896,906	1,317,945
Total fees and commissions, net	257,453	275,934	274,028
Other operating income	24,905	65,875	36,938
Dividends and net income on equity investments	8,561	11,474	13,499
Goodwill impairment(1)	(5,022,822)	-	-
Operating expenses	(909,939)	(982,520)	(1,017,555)
(Loss) / Profit before tax	(4,498,179)	267,669	624,855
Income tax(2)	1,491,539	(12,484)	(112,262)
Net (Loss) / income	(3,006,640)	255,185	512,593
(1) The impairment recognized in goodwill corresponds to the loss in value determined in the period in connection with the sale of Banistmo S.A., the cash-generating unit (CGU) to which such goodwill had been allocated. In accordance with the applicable standard, goodwill was classified as an intangible asset with an indefinite useful life and was therefore not amortized and was subject to impairment testing semiannually or when there were additional indications of impairment. In prior annual analyses, the calculated value in use exceeded the carrying amount, and therefore there was no impairment to recognize. However, the agreed sale price in the transaction constitutes new observable evidence establishing a fair value lower than the CGU’s carrying amount, generating an impairment loss for the period in accordance with IFRS requirements. See Note 2.D12. Significant accounting policies – Assets held for sale and discontinued operations; Note 2.D13. Significant accounting policies – Impairment of assets, cash-generating units and Note 12. Intangibles and goodwill, net.
(2) Includes Deferred tax of discontinued operations for COP 1,567,226. See Note 13. Income Tax.

B) Cash flows of the discontinued operation

STATEMENT OF CASH FLOW
For the years ended December 31, 2025, 2024 and 2023
(Stated in millions of Colombian pesos)

	2025	2024	2023
Net cash (used in)/provided by operating activities	(1,575)	149,484	(161,011)
Net cash (used in)/provided by investing activities	(181,508)	1,057,511	459,293
Net cash provided by/(used in) financing activities	401,060	(1,596,844)	(720,155)
Net change in cash and cash equivalents	217,977	(389,849)	(421,873)

C) The loan portfolio of Banistmo S.A. designated as assets held for sale is composed as follows, as of December 31, 2025:

Loan portfolio designated as assets held for sale (by maturity)

As of December 31, 2025

Maturity	Less than 1 year	Between 1 and 5 years	Between 5 and 15 years	More than 15 years	Total
In millions of COP
COMMERCIAL
Corporate	5,071,736	5,478,286	1,257,424	-	11,807,446
SMEs	734,065	545,543	164,460	5,255	1,449,323
Total Commercial	5,805,801	6,023,829	1,421,884	5,255	13,256,769
CONSUMER
Credit cards	259,842	644,128	535	-	904,505
Vehicle	4,450	282,297	570,912	426	858,085
Payroll-deducted loans	11,881	336,325	2,069,195	529,454	2,946,855
Other	31,347	96,379	79,833	440	207,999
Total Consumer	307,520	1,359,129	2,720,475	530,320	4,917,444
MORTGAGE
Low-income Mortgage (VIS)	-	517	37,291	4,270,596	4,308,404
Non-VIS	4,397	85,976	743,170	4,233,488	5,067,031
Total Mortgage	4,397	86,493	780,461	8,504,084	9,375,435
FINANCIAL LEASING
Commercial leasing	47,085	389,000	5,822	-	441,907
Consumer leasing	2,345	37,860	11,165	-	51,370
Total financial leasing	49,430	426,860	16,987	-	493,277
SMALL BUSINESS LOANS
Microcredit	220,725	370,914	202,932	15,921	810,492
Total Small Business Loans	220,725	370,914	202,932	15,921	810,492
Total	6,387,873	8,267,225	5,142,739	9,055,580	28,853,417

Loan concentration by days past due

As of December 31, 2025

	Past-due
Period	0-30 days	31-90 days	91-120 days	121-360 days	More than 360 days	Total
In millions of COP
Commercial	11,844,958	99,581	5,374	359,769	947,087	13,256,769
Consumer	4,681,654	121,926	37,424	72,840	3,600	4,917,444
Mortgage	8,461,617	387,479	90,538	192,496	243,305	9,375,435
Financial leasing	472,732	2,791	195	13,674	3,885	493,277
Small Business Loans	725,035	27,535	1,213	23,940	32,769	810,492
Total	26,185,996	639,312	134,744	662,719	1,230,646	28,853,417

Maximum exposure to credit risk

As of December 31, 2025

Stage 1	Stage 2	Stage 3	Total

In millions of COP
Commercial	10,125,423	1,012,057	2,119,289	13,256,769
Consumer	4,259,825	480,784	176,835	4,917,444
Mortgage	7,744,580	1,185,493	445,362	9,375,435
Financial leasing	449,408	17,860	26,009	493,277
Small Business Loans	630,534	120,440	59,518	810,492
Total customer loan portfolio	23,209,770	2,816,634	2,827,013	28,853,417
Allowance for loans, advances and lease losses	(137,198)	(232,330)	(1,050,742)	(1,420,270)
Total Net loans and advances to customers	23,072,572	2,584,304	1,776,271	27,433,147

D) Customer deposits of Banistmo S.A. classified as liabilities held for sale are as follows as of December 31, 2025:

Deposits from customers designated as liabilities held for sale

As of December 31, 2025

Deposits from customers	December 31, 2025
In millions of COP
Time deposits	16,875,344
Savings accounts	6,225,850
Checking accounts	4,106,875
Other deposits	85,449
Total deposits by customers	27,293,518

NOTE 32. SUBSEQUENT EVENTS
Approval of Consolidated Financial Statements
The financial statements were authorized for issue by the Board of Directors on February 23, 2026.

On March 31, 2026, the board of directors of the Central Bank decided to increase the policy rate by 100 basis points, from 10.25% to 11.25%, in response to the persistence of inflationary pressures and the deterioration of macroeconomic balances.

On February 11, 2026, the Colombian government issued Legislative Decree No. 150, pursuant to which it declared a State of Economic, Social, and Ecological Emergency in certain departments of Colombia. Subsequently, on February 24, 2026, the government enacted Decree No. 173, which established, as a temporary tax measure for the 2026 fiscal year, a net worth tax applicable to Colombian legal entities that are taxpayers of the corporate income tax as of March 1, 2026. The general tax rate is 0.5% applied to net equity, while a special rate of 1.6% applies to financial institutions, brokerage firms, and other entities operating in certain specific sectors.

On January 30, 2026, the board of directors of the Central Bank decided to increase the policy rate by 100 basis points, from 9.25% to 10.25%, in response to the persistence of inflationary pressures and the deterioration of macroeconomic balances.

On January 29, 2026, the Constitutional Court of Colombia ordered the provisional suspension of Legislative Decree 1474 of 2025 while it carries out its constitutionality review. This decree established temporary tax measures applicable to fiscal year 2026 within the framework of the State of Economic Emergency.

As of December 31, 2025, Decree 1474 of 2025 was fully in force and, consequently, Cibest Corporate Group recognized its effects in the determination of income tax and the measurement of deferred tax (see Note 13. Income Tax).

The subsequent suspension does not provide evidence of conditions that existed at the reporting date, and the Decree has not been fully repealed, as it remains subject to the Court’s substantive review. Therefore, this event does not result in modifications to the amounts recognized as of December 31, 2025. However, it is disclosed due to its relevance for users of the financial statements.

RISK MANAGEMENT
During 2025, the global economy showed a relatively favorable performance, despite the materialization of various risks stemming from the tariff and immigration policies promoted by the President of the United States. This environment was accompanied by a gradual and prudent easing of the Federal Reserve’s restrictive monetary policy stance, in a context marked by inflationary pressures resulting from rising tariffs, the persistence of geopolitical conflicts particularly between Russia and Ukraine and in the Middle East and the deterioration of fiscal conditions in most economies worldwide. Taken together, these factors increased uncertainty regarding the evolution of macroeconomic indicators and generated greater volatility in the prices of financial assets in international markets. At the same time, the level of political stability played a decisive role in investor confidence, in governments’ ability to implement stimulus policies, and ultimately in the dynamics of economic growth.

Considering the environment and the markets in which it operates, the development of the risk function and the supporting structure is aligned with the nature, size, complexity, and diversity of the activities carried out by the entities of Cibest Corporate Group.

Credit risk
Credit risk is the possibility that Cibest Corporate Group incurs losses and that the value of its assets decreases as a result of a debtor or counterparty failing to meet their obligations.

The information below contains the maximum exposure to credit risk for the periods ending December 31, 2025 and 2024:
The maximum exposure to credit risk of the loans and advances decreases in 2025 due to the classification of Banistmo as a discontinued operation.
December 31, 2025

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	230,529,201	13,291,069	12,533,711	256,353,981
Commercial	128,900,017	3,789,022	6,938,883	139,627,922
Consumer	45,368,880	4,597,424	2,787,242	52,753,546
Mortgage	31,451,240	1,551,976	1,413,156	34,416,372
Small Business Loans	885,674	120,330	57,008	1,063,012
Financial Leases	23,923,390	3,232,317	1,337,422	28,493,129
Off-Balance Sheet Exposures	45,080,299	398,436	439,419	45,918,154
Financial Guarantees	6,385,687	16,589	152,549	6,554,825
Loan Commitments	38,694,612	381,847	286,870	39,363,329
Loss Allowance	(2,126,247)	(2,321,812)	(9,043,389)	(13,491,448)
Total	273,483,253	11,367,693	3,929,741	288,780,687
December 31, 2024

Maximum exposure to credit risk - Financial instruments subject to impairment
In millions of COP
	Stage 1	Stage 2	Stage 3	Total
Loans and Advances	245,272,297	16,670,291	17,511,320	279,453,908
Commercial	137,761,467	5,545,788	9,945,556	153,252,811
Consumer	46,697,013	5,118,607	4,000,063	55,815,683
Mortgage	37,076,580	2,701,930	1,963,091	41,741,601
Small Business Loans	1,175,803	91,256	85,150	1,352,209
Financial Leases	22,561,434	3,212,710	1,517,460	27,291,604
Off-Balance Sheet Exposures	43,604,372	223,317	256,249	44,083,938
Financial Guarantees	9,926,719	17,800	199,782	10,144,301
Loan Commitments	33,677,653	205,517	56,467	33,939,637
Loss Allowance	(2,331,035)	(2,752,141)	(11,397,984)	(16,481,160)
Total	286,545,634	14,141,467	6,369,585	307,056,686
(1) The informational disclosed value of loan commitments has been updated.

Other Financial Instruments

Maximum Exposure to Credit Risk - Other Financial Instruments
In millions of COP
	Maximum Exposure		Collateral		Net Exposure
	2025	2024	2025	2024	2025	2024
Maximum Exposure to Credit Risk
Debt instruments	32,840,048	36,583,512	(2,529,186)	(1,669,011)	30,310,862	34,914,501
Derivatives	1,308,744	929,498	(726,801)	(589,098)	581,943	340,400
Equity	1,463,622	1,011,310	-	-	1,463,622	1,011,310
Other financial instruments	30,285	34,385	-	-	30,285	34,385
Total	35,642,699	38,558,705	(3,255,987)	(2,258,109)	32,386,712	36,300,596
Note: Collateral Held (-) and Collateral Pledged (+)
Maximum exposure to credit risk of the loans and advances refers to the carrying amount at the end of the period. It does not take into account any collateral received or any other credit risk mitigants.
Maximum exposure to credit risk of financial guarantees an loan commitments corresponds to the total amount guaranteed at the end of the period. It does not take into account any collateral received or any other credit risk mitigants.
Maximum exposure to derivatives refers to the fair value at the end of the period, without considering any guarantee received or any other credit risk mitigants.
Maximum exposure to credit risk of debt instruments and equity securities refers to the carrying amount at the end of the period without considering any guarantee received.
Credit Risk Management - Loans and Advances
During 2025, the Colombian economy showed a gradual and moderate recovery, supported by limited improvements in economic activity, labor market conditions, and a partial rebound in investment. This performance occurred in a context of still‑restrictive monetary policy, although with gradual reductions in the intervention rate compared to 2024, which allowed for partial relief in financial conditions and a slight reactivation of credit, mainly in the commercial and consumer segments. Nonetheless, the high fiscal deficit and the increase in public debt continued to pressure sovereign risk perception and limit fiscal policy space, within an international environment characterized by higher volatility and geopolitical tensions.

At the regional level, Guatemala maintained a flexible monetary policy during 2025, with low interest rates that were gradually reduced, facilitating access to credit and stimulating domestic consumption in a context supported by strong remittance inflows and contained inflation. Panama showed an improvement in financial conditions compared to 2024, with relatively stable interest rates and a gradual recovery in credit, in line with the rebound in economic activity following the normalization of Canal operations and the dynamism of the services and logistics sectors. In contrast, El Salvador recorded more restrictive credit conditions, with high interest rates in the context of fiscal consolidation, which limited credit expansion; however, greater strength in the economic and financial sectors was observed, as well as a reduction in sovereign risk, supported by improved security conditions and the positive performance of remittances.

In a highly competitive financial market and an environment of uncertainty, Cibest Corporate Group prioritized decisions within the credit cycle that contribute to maintaining a stable risk profile for the portfolio, through continuous improvement of the processes, models, and methodologies used in all stages of the credit cycle. Our management is based on agile and predictive responsiveness to changes in the economic environment, enabling us to proactively adjust risk appetite and protect Cibest Corporate Group’s financial health. As a result, portfolio risk indicators improved, and we delivered more effective support to our clients.

Risk management associated with the different types of credit exposures undertaken by the entities of Cibest Corporate Group is managed in accordance with Cibest Corporate Group’s Credit Risk Management Framework, which sets out the corporate definitions and the overarching criteria for the assessment, measurement, monitoring, control, and mitigation of credit risk. Furthermore, Management has implemented policies, guidelines, and methodologies across the entire credit life cycle that operationalize the credit‑risk strategy approved by the Board of Directors for the oversight and control of credit risk.

To maintain credit quality and manage the risk arising from its lending activities, Cibest Corporate Group has established general loan policies, including the following:

•Credit exposure limits: Contains guidelines with regards to the establishment of credit exposure limits. This is set as a result of legal requirements and according to Cibest Corporate Group’s internal guidelines.

•Origination policies: These policies aim to acquire ample and sufficient knowledge of the characteristics of current and potential borrowers and to select them properly. The risk level of the individual and legal entities is determined using rating and scoring models which define cut-off points that are applied in the process of issuing credit. These models use information such as customer behavior, sociodemographic conditions, credit history, transactional activity with Cibest Corporate Group, the type of business the borrower engages in, the borrower’s ability to repay the loan, and information received from the credit risk bureaus. In addition, sectorial and macroeconomic behavior is taken into account.

•Collaterals policies: For the purpose of mitigating risk associated with non-fulfillment of obligations agreed upon by the borrower, Cibest Corporate Group has established policies for the valuation of collateral received as well as for the determination of the maximum loan amount that can be granted against the value of the collateral.

•Allowance policies: The objective of this policy is to fulfill legal requirements and Cibest Corporate Group’s business policies. In addition, this policy is meant to provide the guidelines to analyze the client’s status and take the necessary actions in order to mitigate credit risk to which Cibest Corporate Group is exposed. For further information, please see Note 2. Material Accounting Policies.

•Monitoring policies: Contains various monitoring procedures, portfolio reports and policies for the purpose of overseeing, in an adequate and timely manner, the evolution of credit risk. These procedures include a continuous process of classification and reassessment of credit operations and they maintain consistency with the policies implemented for granting loans.

•Portfolio recovery policies: Through these policies, Cibest Corporate Group aims to establish those mechanisms that allow it to anticipate the action to be taken in the event of possible delays and minimize the impact resulting from non-fulfillment of payment or delays by the borrower. Additionally, the aspects established in this policy delimit what Cibest Corporate Group has defined as collection management and that make it possible to obtain information to improve the origination policies and the allowances for loans and advances and lease losses models. The established actions are combined with strategies to adjust to the economy, market and costumer conditions, allowing Cibest Corporate Group to offer alternatives tailored to each case, such as payment deals, foreclosed assets, cession agreements, modifications, restructuring, and so on.

Management of credit risk is carried out through all the credit life cycle. These stages are defined in the following way:

•Origination: Knowing the borrower, payment capacity analysis, payment behavior and credit approval and structure.
•Monitoring: Knowing the borrower’s situation during the life of the credit.
•Recovery: Collection management during the different stages of the same credit.
To support the credit origination processes, models, methodologies, and analytical techniques based on statistical information and expert criteria are used. Their purpose is to evaluate and differentiate the risk level of potential and current clients, thus facilitating informed decision-making. These models are mainly applied during the granting stage and also play a fundamental role in monitoring, by allowing the tracking of the client's evolution, and in recovery, by facilitating the implementation of risk mitigation and portfolio recovery strategies. Continuous monitoring of the client's evolution is carried out, which allows for the timely detection of credit deterioration and proactive risk management throughout the credit lifecycle. Additionally, strategies and mechanisms based on quantitative variables and objective criteria analysis are implemented to optimize collection management, reduce expected losses, and minimize the impact of defaults on the portfolio.

The Corporate Risk Vice Presidency is responsible for defining and documenting the specific characteristics of the models, methodologies, and analytical techniques employed. It has the authority to develop mathematical and expert formulas, as well as to establish key parameters according to market conditions, the product, and the risk appetite framework approved by the Board of Directors. The models may include variables of different natures, such as sociodemographic, sectoral as well as internal and external behavior, financial information related to investment, savings, and transactions, in addition to market studies and product-specific parameters. The adequate performance of the models is ensured, measured through their discriminative capacity, understood as the model's ability to differentiate between clients with different levels of risk.

In accordance with international risk‑management standards, backtesting tests are conducted on the models used in credit cycle management. The results of these tests are presented periodically to the Risk Committee and the Board of Directors for their information. Additionally, the Corporate Risk Vice Presidency establishes, issues internal circulars that establish the guidelines for the assignment and ongoing maintenance of internal credit ratings.

Monthly, the credit portfolio is rated using internal models that allow for the assessment of the credit risk of each debtor and the determination of the required provisions. These models are regularly updated to reflect changes in market conditions and ensure their accuracy and relevance. The monthly provisions allow for the assessment of risk collectively or individually, using parameters such as Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD). For more details, see Note 2. Material Accounting Policies, section 4.1.2.

Individual analysis is applied to clients in stage 3 with significant balances and to corporate clients who recover from default and move to stage 2. This analysis is based on the projection of each client's cash flow, considering parameters associated with recovery rates estimated by models that incorporate financial information, behavior, collateral, and qualitative variables. Periodically, backtesting tests are conducted on these provisioning models to ensure an adequate level of coverage aligned with Cibest Corporate Group 's risk appetite.

To manage concentration risk, Cibest Corporate Group, conducts continuous monitoring of risk groups and supervises their corresponding exposures, ensuring adherence to both regulatory lending limits and those established by Management. Analytical tools are used to identify clients or sectors with elevated concentration risk and to implement diversification strategies aimed at mitigating potential adverse impacts. Methodologically, Cibest Corporate Group relies on international benchmarks defined by external credit rating agencies, enabling the assessment of concentration across different geographies. From a regulatory standpoint, Cibest Corporate Group adheres to the concepts and methodologies established in applicable external regulations.

The following classifications are established for the analysis of concentration:
•By country: Based on the country where the loans were originated.
•By sector: According to the sectorial sub-segmentation defined by Cibest Corporate Group based mainly on the code CIIU1.

•By categories: According to the portfolio category of each agreement (commercial, financial leases, consumer loans, small business loans and mortgages).
•By economic group: According to the characteristics of economic groups as established by regulations.
•By maturity: According to the remaining term to loan maturity.
•By past due days: This concentration evaluates loans that are more than one month overdue.
1 CIIU: International Standard Industrial Classification of All Economic Activities.
Country Risk2

Cibest Corporate Group credit risk management framework includes country risk management, which refers to the possibility that an entity may incur losses on financial transactions abroad due to a deterioration in the economic and/or socio-political conditions of the country receiving such transactions, either due to limitations on currency transfers or factors not attributable to the commercial and financial condition of the country receiving the transaction. This definition includes, among others, sovereign risk (SR) and transfer risk (TR) associated with such factors.

This framework has guidelines, processes, and methodologies that allow for the periodic assessment of the country risk to which it is exposed in its capital investments, understanding capital investments to be those made in jurisdictions other than Colombia that are economically relevant individually or in aggregate by country, and whose purpose is permanent. This management includes the stages of identification, measurement, control, and monitoring of the country risk to which the Group is exposed.

The definition of capital investment appetite integrates the assessment of country risk, aligning with the Corporate Group's Risk Appetite Framework to ensure consistency with Cibest Corporate Group's financial strength.

For the year ended December 2025, compared to December 2024, no alerts associated with country risk were identified in the investments subject to this analysis. Likewise, no downgrades were observed in the country risk ratings of the countries where Cibest Corporate Group maintains investments.

During 2025, within the portfolio subject to country risk assessment, a reallocation of investing entities was recorded. The value of the investments decreased compared to 2024, mainly due to the appreciation of the colombian peso against the U.S. dollar and the distribution of dividends. These effects were partially offset by the profits generated during the year.

Additionally, as of December year‑end, Banistmo is considered a discontinued operation. For this reason, both Banistmo and its related investments were excluded from Cibest Corporate Group subject to country risk evaluation. For further detail, see Note 31 — Discontinued Operation.

Overall, the results for the period do not indicate adverse changes in the country risk profile of the portfolio, and the observed variations are primarily attributable to market effects and strategic decisions.

2 Nequi, Renting, Wenia, Wompi, Bancolombia Puerto Rico, Banca de Inversión Bancolombia and its subsidiaries have no investments subject to country risk review at the time of analysis.

a.Credit Quality Analysis - Loans and Financial Leases
Rating System for Credit Risk Management
The principal aim of this rating system is to determine the risk profile of the borrower, which is obtained through a rating.
The rating of the corporate portfolio is primarily conducted through a Rating model, based on the analysis of the interrelation of quantitative variables and objective criteria, which allow for determining the probability of default that may affect the fulfillment of the financial commitments acquired by a client. The rating model is applied from the origination and is periodically updated, incorporating determinants of credit risk, which can be summarized as the client's financial performance measured through financial figures and payment capacity, payment behavior both with Cibest Corporate Group and with other entities in the financial sector as well as transactional information of the client within Cibest Corporate Group as alternative variables.Taken together, this approach ensures a comprehensive and up‑to‑date view of risk, enhancing decision making and the proactive management of the portfolio.

In the case of a retail customer, granting and behavior scoring models are used in order to identify the level of risk associated with the borrower. These models include information such as personal details, financial information and transactional, historical behavior, the total number of credit products and external information from credit bureaus.
Description of Loans and Financial Leases
In order to evaluate and manage credit risk, the credits and financial leasing operations have been classified as:
•Commercial and Financial Leases:
Loans granted to individuals or companies in order to carry out organized economic activities and are not classified as small business loans.

The borrowers in this portfolio are mainly made up of companies, segmented in homogenous groups that are constituted according to size, annual sales or main activity. The following variables are part of this classification:

Segment	Incomes/Sales
Corporate
Companies with consolidated annual sales by economic group >= COP 250,000M. Banistmo places borrowers with annual sales >= USD10M. BAM place borrowers with annual sales >= USD25M. Banco Agricola place borrowers with annual sales >= USD30M.

Business
Companies with consolidated annual sales by economic group > = COP 14,500M and < COP 250,000M. For Banco Agricola borrowers with annual sales >= USD7M y < USD30M and BAM, with annual sales >= USD5M and < USD25M

Commercial	For BAM, companies with annual sales >= USD2M y < USD5M.
Business Construction
Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity, with consolidated annual sales by economic group >= COP 58,000M and <= COP 200,000M or commercial size > = COP 15,000M and < COP 70,000M, or project size >= COP 500,000M and < COP 2.2 trillion.

Corporate Construction
Constructors who dedicate themselves to the construction of buildings to be sold or rented as their main activity, with consolidated annual sales by economic group > COP 200,000M or commercial size > = COP 70,000M or project size >=COP 2.2 trillion

SME Construction
Constructors who dedicate themselves professionally to the construction of buildings to be sold or rented as their main activity with consolidated annual sales by economic group >= COP 380M and <= COP 58,000M or commercial size < COP 15,000M or project size < COP 500,000M.

Institutional Financing	Financial sector institutions.
Government	Central government entities within the Corporate segment, as well as territorial entities that qualify under the public‑conglomerate model based on the variables analyzed (income level, investment, and population).
SME
Annual sales < COP 14,500M, with a classification between small, medium, large and plus except for Banistmo which places borrowers < USD10M in annual sales. For Banco Agrícola, borrowers with annual sales < USD7M and BAM, borrowers with annual sales < USD2M.

•Consumer:
Loans and advances, regardless of amount, granted to individuals for the purchase of consumer goods or to pay for non-commercial or business services. These loans are classified as follows:

Classification
Vehicles	Credits granted for the acquisition of vehicles and motorcycles. The vehicle financed is used as collateral for the loan.
Credit cards	Revolving credit limits for the acquisition of consumer goods, utilized by means of a plastic card, a virtual card or a token in digital wallets.
Payroll loans	It is a credit line attached to an authorized individual payroll and pension amount.
Other loans	Loans granted for the acquisition of consumer goods other than vehicles and Payroll loans Credit cards are not included in this segment.
The counterparties in this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.
•Mortgage:
These are loans, regardless of amount, granted to individuals for the purchase of a new or used house, commercial real estate or construction of a home. These loans include loans denominated in local units or local currency that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of 5 to 30 years.
The counterparties in the mortgage portfolio are mainly made up of individuals segmented in homogenous groups, which are formed according to their size, which is calculated by their monthly income.
•Small Business Loans:

Productive credits are those constituted by credit operations carried out with individuals for the development of economic activities in rural and urban areas issued for the purpose of encouraging the activities of small business and are subject to the following requirements in Colombia: (i) their indebtedness with all entities cannot exceed 120 minimum wages (excluding mortgage obligations for housing financing); (ii) the client's total assets, excluding mortgage assets, are less than 500 minimum wages.

The borrowers in this portfolio are mainly individuals, segmented in homogenous groups, which are formed according to their commercial size, which is calculated by their monthly income.
Analysis of the behavior and impairment of the loan portfolio and financial lease operations
The analysis presented below for Cibest Corporate Group is based on a comparison with the information reported by Grupo Bancolombia as of December 31, 2024.

As of December 31, 2025, Cibest Corporate Group total loan portfolio, valued in Colombian pesos, registered an decrease of 8.3% compared to December 2024. This reduction was largely driven by the classification of the asset group of subsidiary Banistmo S.A. as held for sale (see Note 31 – Discontinued Operation), in addition to the impact of the depreciation of the U.S. dollar against the peso, which reduced the peso denominated value of the portfolios of the Central American subsidiaries. However, despite these factors, growth was observed in the corporate and consumer loan portfolios at Bancolombia and Banco Agrícola, as well as in the mortgage portfolio in Colombia, driven by a gradual and moderate recovery in commercial activity across all countries where Cibest Corporate Group operates. The 30-day past due loan ratio (consolidated) showed a reduction, standing at 3.95% in December 2025 compared to 5.20% in December 2024, mainly explained by the improvement in the quality of the consumer portfolio. This improvement reflects a strengthening in portfolio quality, mainly driven by the recovery of the consumer loan portfolio across all regions, as well as the favorable performance of the mortgage portfolio in Colombia. During the period, different strategies were developed throughout the credit cycle, allowing for the implementation of proactive and coherent actions in line with the reality of the clients and their environment, in order to contain deterioration and place them in better risk profiles:

•Commercial loans and financial leases amounted to COP 168.12 trillion, which represented a decrease of 6.9% compared to 2024. The 30-day past due loan ratio was 3.06% compared to 3.77% as of December 2024.

•Consumer loans amounted to COP 52.75 trillion, which represented a decrease of 5.5% compared to 2024. The 30-day past due loan ratio was 5.59% compared to 7.92% as of December 2024.

•Mortgage loans totaled to COP 34.42 trillion, which represented a decrease of 17.5% compared to 2024. The 30-day past due loan ratio was 5.67% compared to 7.62% as of December 2024.

•Small Business loans ended at COP 1.06 trillion, which represented a decrease of 21.4% with respect to 2024. The 30-day past due loan ratio was 8.23% compared to 8.11% as of December 2024.

In order to monitor credit risk associated with clients, Cibest Corporate Group Consolidated has established regular monitoring performed by the AEC Committee to identify events that can lead to a reduction in borrowers’ ability to pay. Generally, clients with good credit behavior could be included in the watch list in case of detecting any event that can lead to future financial difficulties to repay their loans; for instance, internal factors such as the economic activity and sector, financial weakness, impacts of macroeconomic conditions, changes in corporate governance and other situations that could affect clients’ business. The amount and allowance of clients included in the described watch list, as of December 31, 2025 and 2024 is shown below:

December 2025:

Watch List December 31, 2025
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	11,243,787	0.61%	68,609
Level 2 – Medium Risk	3,242,865	7.19%	233,252
Level 3 – High Risk	2,084,682	59.12%	1,232,457
Level 4 – High Risk DOC (1)	4,602,690	72.27%	3,326,436
Total	21,174,024	22.96%	4,860,754

(1) DOC: Origination and Collections Department.

December 2024:

Watch List December 31, 2024
In millions of COP
Risk Level	Amount	%	Allowance
Level 1 – Low Risk	14,081,182	0.72%	101,994
Level 2 – Medium Risk	5,708,673	6.50%	370,892
Level 3 – High Risk	3,811,886	53.84%	2,052,135
Level 4 – High Risk DOC (1)	5,948,366	61.67%	3,668,615
Total	29,550,107	20.96%	6,193,636
(1) DOC: Origination and Collections Department.

Loans and Financial Leases Collateral
Collateral refers to the support provided by clients that enables Cibest Corporate Group to mitigate credit risk, as it serves as an alternative source for the repayment of granted loans in the event of client default. Such collateral is considered eligible and adequate when it meets the following conditions:

•Its fair value was established according to technical and objective criteria.
•Its provide Cibest Corporate Group with a legally effective privilege for the payment of the guaranteed obligation.
•Its performance is reasonably possible.
Cibest Corporate Group has defined the criteria for collateral enforceability, which are established according to the classification of the loan portfolio. In addition, Cibest Corporate Group has set guidelines to value collateral and the frequency of such valuations, as well as those guidelines related to the legalization, registry and maintenance of the collateral. Likewise, Cibest Corporate Group has defined the criteria for insurability, custody and the necessary procedures for their cancellation.

The update of the fair value of mortgages and vehicles collaterals for the loan portfolio is made at least once a year. The methodology used to estimate the fair value of the properties is applied by external and independent entities. Updating the fair value of the vehicles is done through guides and valid values commonly used as reference to set the value of a vehicle. The fair value of real state and vehicles are classified in levels 2 and 3 depending on the observability and significance of the inputs used in the valuation techniques according to the hierarchy established by IFRS 13.
To determine the suitability of appraiser’s selection, there are internal guidelines to be fulfilled related to independence, professional certification, reputation and experience. In a similar way, to validate the appraisal´s suitability, Cibest Corporate Group has defined guidelines based on current regulations which are related to methodologies, report quality and commercial value.

During the reporting period, Cibest Corporate Group’s collateral policies have not changed significantly in relation to the way collateral is held and its overall quality.

The information included in the table discloses the nature of the collateral and the balances covered by it for the loan portfolio and financial leasing operations classified under the commercial, consumer, microcredit, and housing modalities for the periods ended December 31, 2025 and 2024:

December 31, 2025
In Millions of COP
Amount Covered by Collateral
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	17,856,646	1,565,026	31,026,884	93	13,887	50,462,536
Goods Given in Real Estate Leasing	-	-	174	17,725,642	-	17,725,816
Goods Given in Leasing Other Than Real Estate	-	120	-	7,927,066	-	7,927,186
Stand by Letters of Credit	1,459,362	-	-	-	-	1,459,362
Security Deposits	63,833	7,775	-	-	—	71,608
Guarantee Fund	3,607,654	3,175	-	33,154	553,423	4,197,406
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	10,054,510	105,181	-	-	—	10,159,691
Other Collateral (Pledges)	2,189,669	6,781,902	20,639	169	106	8,992,485
Without Guarantee (Uncovered Balance)	104,396,248	44,290,367	3,368,675	2,807,005	495,596	155,357,891
Total loans and financial leases	139,627,922	52,753,546	34,416,372	28,493,129	1,063,012	256,353,981

December 31, 2024
In Millions of COP
Amount Covered by Collateral
Nature of the Collateral	Commercial	Consumer	Mortgage	Financial Leasing	Small Business	Total
Real Estate and Residential	25,163,297	1,816,374	39,092,440	39	363,465	66,435,615
Goods Given in Real Estate Leasing	-	-	183	17,382,691	-	17,382,874
Goods Given in Leasing Other Than Real Estate	-	32	-	8,181,007	-	8,181,039
Stand by Letters of Credit	1,540,179	-	-	-	-	1,540,179
Security Deposits	1,398,254	326,722	-	-	139,481	1,864,457
Guarantee Fund	3,653,583	37	-	45,720	251,827	3,951,167
Sovereign of the Nation	-	-	-	-	-	-
Collection Rights	7,757,578	109,946	-	-	—	7,867,524
Other Collateral (Pledges)	3,688,378	8,039,811	30,223	280	6,209	11,764,901
Without Guarantee (Uncovered Balance)	110,051,542	45,522,761	2,618,755	1,681,867	591,227	160,466,152
Total loans and financial leases	153,252,811	55,815,683	41,741,601	27,291,604	1,352,209	279,453,908

Cibest Corporate Group monitors the collateral associated with financial assets classified in Stage 3, as it is more likely to take possession of such collateral to mitigate potential credit losses. The following table presents financial assets classified in Stage 3 and the related collateral held to mitigate potential losses for the periods ended December 31, 2025 and 2024:

December 31, 2025
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	682,168	369,786	312,382	1,523,549
Consumer
Mortgage	—	—	—	—
Small Business Loans
Financial Leases	549,569	295,354	254,215	885,925
Total credit assets	1,231,737	665,140	566,597	2,409,475

December 31, 2024
In Millions of COP
Classification	Amount	Allowance	Total	Fair Value of Collateral
Commercial	783,435	372,156	411,279	1,660,829
Consumer
Mortgage	616,432	143,894	472,538	762,652
Small Business Loans
Financial Leases	761,892	327,257	434,635	1,305,365
Total credit assets	2,161,759	843,307	1,318,452	3,728,846
A portion of Cibest Corporate Group’s financial assets originated by the mortgage and commercial business has sufficiently low ‘loan to value’ (LTV) ratios, which results in no loss allowance being recognized in accordance with Cibest Corporate Group’s expected credit loss model. The carrying amount of such financial assets is and COP 60,688 as at 31 December 2024 and COP 273,574 as at December 31, 2025.

Foreclosed assets and other credit mitigants
Assets received in lieu of payment (foreclosed assets) are recognized on the statement of financial position when current possession of the asset takes place.
Foreclosed assets such as immovable and movable property, equity securities and other financial assets, are received based on a commercial valuation, and their net realizable value is given by a specialized team.
During the years ended December 31, 2025 and 2024, Cibest Corporate Group entered into non-cash operating and investing activities related to restructured loans and returned properties that were transferred to assets held for sale and inventories amounting to COP 1,251,021 and COP 1,408,331 , respectively.

Cibest Corporate Group classifies foreclosed assets after acknowledgment of the exchange operation according to the intention of use, as follows:

•Non-current assets held for sale.
•Other marketable assets.
•Other non-marketable assets.
•Inventories.
Foreclosed assets classified as non-current assets held for sale are those expected to be sold within the next 12 months. Non-current assets held for sale that no longer meet the immediate sale guidelines must be reclassified as “Other marketable assets”. If the updated fair value less costs to sell is lower than the carrying amount, the latter must be adjusted and an impairment loss recognized in the income statement for the same period.

b.Risk Concentration – Loans and Advances
Cibest Corporate Group performs its credit risk concentration analysis by monitoring the loan portfolio through groupings such as modality, maturity, days past due, economic sector, country, and economic group, as shown below:

•Loans concentration by category
The composition of the credit portfolio in commercial, consumer, mortgage, financial leases and small business loans categories for the periods ending on December 31, 2025 and 2024, it is as follows:

Composition	2025	2024
In millions of COP
Commercial	139,627,922	153,252,811
Corporate	76,006,958	85,278,293
SME	13,856,981	15,203,496
Others	49,763,983	52,771,022
Consumer	52,753,546	55,815,683
Credit card	12,483,919	11,992,511
Vehicle	4,795,970	5,635,858
Payroll loans	6,834,747	10,381,247
Others	28,638,910	27,806,067
Mortgage	34,416,372	41,741,601
VIS	13,173,508	16,183,280
Non- VIS	21,242,864	25,558,321
Financial Leases	28,493,129	27,291,604
Small Business Loans	1,063,012	1,352,209
Loans and advances to customers and financial institutions	256,353,981	279,453,908
Allowance for loans and advances and lease losses	(13,253,946)	(16,179,738)
Total net loan and financial leases	243,100,035	263,274,170
VIS: Social Interest Homes, corresponds to mortgage loans granted by the financial institutions of amounts less than 135 minimum wages.
•Concentration of loan by maturity
The following table shows the ranges of maturity for the credit loans and financial leases, according for the remaining term for the completion of the contract of loans and financial leases at the end of December 2025 and 2024:

December 31, 2025
In millions of COP
Maturity	Less Than 1 Year	Between 1 and 5 Years	Between 5 and 15 Years	Greater Than 15 Years	Total
Commercial	37,701,890	59,704,817	39,337,022	2,884,193	139,627,922
Corporate	20,753,064	33,460,016	19,965,253	1,828,625	76,006,958
SME	4,070,363	8,539,793	1,060,389	186,436	13,856,981
Others	12,878,463	17,705,008	18,311,380	869,132	49,763,983
Consumer	5,393,052	34,827,883	12,296,414	236,197	52,753,546
Credit card	39,952	10,351,902	2,088,614	3,451	12,483,919
Vehicle	136,130	2,704,055	1,955,420	365	4,795,970
Order of payment	2,209,043	1,812,470	2,800,720	12,514	6,834,747
Others	3,007,927	19,959,456	5,451,660	219,867	28,638,910
Mortgage	820,792	983,691	10,696,429	21,915,460	34,416,372
VIS	19,358	300,678	3,002,419	9,851,053	13,173,508

December 31, 2025
In millions of COP
Maturity	Less Than 1 Year	Between 1 and 5 Years	Between 5 and 15 Years	Greater Than 15 Years	Total
Commercial	37,701,890	59,704,817	39,337,022	2,884,193	139,627,922
Non-VIS	801,434	683,013	7,694,010	12,064,407	21,242,864
Financial Leases	2,283,462	8,690,954	13,328,370	4,190,343	28,493,129
Small business loans	53,098	987,314	20,720	1,880	1,063,012
Total gross loans and financial leases	46,252,294	105,194,659	75,678,955	29,228,073	256,353,981

December 31, 2024
In millions of COP
Maturity	Less Than 1 Year	Between 1 and 5 Years	Between 5 and 15 Years	Greater Than 15 Years	Total
Commercial	48,186,159	62,610,478	41,614,622	841,552	153,252,811
Corporate	29,076,028	32,243,275	23,454,114	504,876	85,278,293
SME	4,771,087	8,555,996	1,727,911	148,502	15,203,496
Others	14,339,044	21,811,207	16,432,597	188,174	52,771,022
Consumer	1,267,269	34,216,968	19,553,651	777,795	55,815,683
Credit card	234,325	9,587,518	2,170,668	-	11,992,511
Vehicle	81,066	3,270,554	2,283,873	365	5,635,858
Order of payment	47,981	2,261,874	7,525,578	545,814	10,381,247
Others	903,897	19,097,022	7,573,532	231,616	27,806,067
Mortgage	79,304	1,095,329	10,509,429	30,057,539	41,741,601
VIS	14,439	284,872	2,540,655	13,343,314	16,183,280
Non-VIS	64,865	810,457	7,968,774	16,714,225	25,558,321
Financial Leases	1,804,964	8,586,693	13,202,556	3,697,391	27,291,604
Small business loans	194,013	919,392	208,405	30,399	1,352,209
Total gross loans and financial leases	51,531,709	107,428,860	85,088,663	35,404,676	279,453,908

•Concentration by past due days
The following table shows the loans and financial leases according to past due days for the periods ending on December 31, 2025 and 2024. Loans or financial leases are considered past due if it is more than one month overdue (i.e. 31 days):

December 31, 2025
In millions of COP
Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
Commercial	135,330,887	426,990	156,363	869,610	2,844,072	139,627,922
Consumer	49,805,549	1,224,406	407,456	1,100,716	215,419	52,753,546
Mortgage	32,463,354	646,147	166,300	477,855	662,716	34,416,372
Financial Leases	27,648,328	211,469	39,547	179,284	414,501	28,493,129
Small Business Loans	975,530	37,438	12,584	31,764	5,696	1,063,012
Total	246,223,648	2,546,450	782,250	2,659,229	4,142,404	256,353,981

December 31, 2024
In millions of COP

Past-due
Period	0 - 30 Days	31 - 90 Days	91 - 120 Days	121 - 360 Days	More Than 360 Days	Total
Commercial	147,402,632	531,609	280,750	1,515,324	3,522,496	153,252,811
Consumer	51,393,527	1,761,496	624,945	1,776,361	259,354	55,815,683
Mortgage	38,560,253	1,184,755	285,466	830,743	880,384	41,741,601
Financial Leases	26,331,118	247,056	58,435	273,619	381,376	27,291,604
Small Business Loans	1,242,568	36,196	8,848	45,608	18,989	1,352,209
Total	264,930,098	3,761,112	1,258,444	4,441,655	5,062,599	279,453,908
•Concentration of loans by economic sector
The following table contains the detail of the portfolio of loans and financial leases by main economic activity of the borrower for the periods ending on December 31, 2025 and 2024:

December 31, 2025
In millions of COP
Economic sector	Loans and advances
	Local	Foreign	Total
Agriculture	5,065,174	1,454,157	6,519,331
Petroleum and Mining Products	2,130,531	357,951	2,488,482
Food, Beverages and Tobacco	8,825,753	1,892,783	10,718,536
Chemical Production	5,016,379	327,950	5,344,329
Government	12,277,316	8,399	12,285,715
Construction	12,668,236	6,276,866	18,945,102
Commerce and Tourism	27,512,932	4,127,906	31,640,838
Transport and Communications	12,508,329	306,414	12,814,743
Public Services	14,642,893	1,273,641	15,916,534
Consumer Services	69,086,088	16,617,819	85,703,907
Commercial Services	35,957,673	4,211,895	40,169,568
Other Industries and Manufactured Products	9,469,462	4,337,434	13,806,896
Total	215,160,766	41,193,215	256,353,981

December 31, 2024
In millions of COP
Economic sector	Loans and advances
	Local	Foreign	Total
Agriculture	5,520,414	2,813,604	8,334,018
Petroleum and Mining Products	2,126,602	636,010	2,762,612
Food, Beverages and Tobacco	10,132,520	2,164,911	12,297,431
Chemical Production	4,507,362	364,649	4,872,011
Government	10,256,608	627,705	10,884,313
Construction	14,441,608	9,134,115	23,575,723
Commerce and Tourism	24,920,337	8,480,380	33,400,717
Transport and Communications	12,313,907	597,216	12,911,123
Public Services	13,253,631	1,265,243	14,518,874
Consumer Services	61,263,015	35,692,512	96,955,527
Commercial Services	30,662,353	13,347,867	44,010,220
Other Industries and Manufactured Products	9,671,905	5,259,434	14,931,339
Total	199,070,262	80,383,646	279,453,908
•Credit concentration by country
The following information shows the concentration of the loans and financial leases by country in which Cibest Corporate Group are located as of December 31, 2025 and 2024:

December 31, 2025
In millions of COP
Country	Loans and advances	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	207,855,500	81.08%	(11,624,277)	87.70%
Panamá	11,012,553	4.30%	(233,360)	1.76%
El Salvador	17,740,830	6.92%	(557,515)	4.21%
Guatemala	18,335,468	7.15%	(836,623)	6.31%
Puerto Rico	1,409,630	0.55%	(2,171)	0.02%
Total	256,353,981	100.00%	(13,253,946)	100.00%

December 31, 2024
In millions of COP
Country	Loans and advances	% Participation	Allowance for loans and advances and lease losses	% Participation
Colombia	190,956,423	68.33%	(12,490,991)	77.20%
Panamá	47,300,183	16.93%	(2,089,269)	12.91%
El Salvador	18,712,218	6.70%	(598,710)	3.70%
Guatemala	21,125,637	7.56%	(995,339)	6.15%
Puerto Rico	1,359,447	0.49%	(5,429)	0.03%
Total	279,453,908	100.00%	(16,179,738)	100.00%
•Credit concentration by economic group
As of December 31, 2025 and 2024, concentration of the 20 largest economic groups amounted to COP 46,024,580 and COP 39,877,880 respectively. This exposure corresponds to all credit active operations of Cibest Corporate Group.

c.Credit quality – Loans and Advances
The following information about credit quality of the borrower for the periods ending December 31, 2025 and 2024:

December 31, 2025
In millions of COP
Classification	Stage 1	Stage 2	Stage 3	Total
Commercial	128,900,017	3,789,022	6,938,883	139,627,922
Consumer	45,368,880	4,597,424	2,787,242	52,753,546
Mortgage	31,451,240	1,551,976	1,413,156	34,416,372
Small Business Loans	885,674	120,330	57,008	1,063,012
Financial Leases	23,923,390	3,232,317	1,337,422	28,493,129
Loans and Advances	230,529,201	13,291,069	12,533,711	256,353,981

December 31, 2024
In millions of COP
Classification	Stage 1	Stage 2	Stage 3	Total
Commercial	137,761,467	5,545,788	9,945,556	153,252,811
Consumer	46,697,013	5,118,607	4,000,063	55,815,683
Mortgage	37,076,580	2,701,930	1,963,091	41,741,601
Small Business Loans	1,175,803	91,256	85,150	1,352,209
Financial Leases	22,561,434	3,212,710	1,517,460	27,291,604
Loans and Advances	245,272,297	16,670,291	17,511,320	279,453,908
In order to determine the expected credit loss, Cibest Corporate Group considers the economic conditions and performance of the borrower’s industry, the analysis of payments behavior, events that could negatively affect the borrower’s ability to pay, among others factors.

The expected credit loss is determined either by a collective or individual evaluation according to the amount and characteristics of the loan. For further details please see Note 2 Significant Accounting Policies, section 4.1.2 Impairment of financial assets at amortized cost or at fair value through other comprehensive income “FVOCI”.
Sensitivity analysis
The variables with the greatest influence for each country on the expected credit loss (ECL) assessment for the loan portfolio and financial leasing are:

Colombia:

•Gross domestic product: due to its effects on employment and wages, and consequently on consumption.
•Interest rate: due to its direct impact on the repayment capacity of borrowers.

Panama:

•Gross domestic product: due to its effects on employment and wages, and consequently on consumption.
•10-year U.S. treasury yield: due to its impact on the demand for goods and services.

El Salvador:

•Gross domestic product: due to its effects on employment and wages, and consequently on consumption.
•Current account balance: due to its effect on import costs.

Guatemala:

•Gross domestic product: due to its effects on employment and wages, and consequently on consumption.
•Current account balance: due to its effect on import costs.

The change in the expected credit losses (ECL) at 31 of December 2025, as a result of a possible positive or negative 1% (100 basis points) change in those variables were assessed based on the assumptions used to calculate the ECL for each of the scenarios: base, optimistic and pessimistic, as following:

Interest Rate – Current Account Balance - 10-year U.S. Treasury Yield
In Millions of COP
		[+1%]	Unchanged	[-1%]
	[+1%]	(2,871)	-63,930	-114,007

GDP	Unchanged	61,059	-	-50,077

	[-1%]	125,375	64,316	14,239
Cibest Corporate Group has estimated the impact on the expected credit loss (ECL) assuming the forward-looking scenarios (e.g. optimistic and pessimistic) were weighted 100% instead of applying scenario probability weights across the two scenarios. The table below shows the impact on the expected credit loss (ECL) for each methodology:

Expected credit loss by scenarios
In millions of COP
	2025		2024
Methodologies	Optimistic	Pessimistic	Optimistic	Pessimistic
Collective methodology	(322,851)	276,985	(435,740)	368,782
Collateral methodology	(166,770)	223,091	(155,591)	173,438
Individual methodology(1)	(444,920)	609,748	(408,368)	763,362
Total	(934,541)	1,109,824	(999,699)	1,305,582
(1) For individual methodology, the applied scenarios are the base in the optimistic scenario and the alternative in the pessimistic scenario with a weighting of 100% each.
d.Credit Risk Management – Other Financial Instruments:
Each one of the positions that make up the portfolio complies with the policies and limits that seek to diminish credit risk exposure. Those policies are, among others:
•Term Limits: The Credit Committee evaluates and reviews the result of the authorized model for the different counterparties according to quantitative and qualitative variables, allowing it to establish the maximum term to which Cibest Corporate Group wishes to have exposure.

•Credit Limits: Approved limits under the model and with authorization from the Credit Committee, as well as the exposure, are monitored in line or batch, in such a way as to mitigate the occurrence of excesses and, in the event that there is a need for them, applies to the current attribution system.
•Counterparty Limits: These limits, derived from the credit limits or from allocation models and are verified by the Front Office prior to the close of operations.
•Master Agreement: These bilateral agreements describe the handling of operations between the counterparties in accordance with good international practices and that limit the legal and financial risk under the occurrence of events of default (failure to pay or delivery). Mitigation mechanisms, procedures to be carried out in the case of these events of default, special conditions by type of operation and that are applied to OTC derivatives, Repos and other securities financing transactions, are all agreed upon.
•Margin Agreements: For OTC derivatives operations and other securities financing transactions, agreements that regulate the administration of guarantees, haircuts, adjustment periods, minimum transfer amounts, etc., and that limit risk for a period of time (one day, one week, etc.), are established for counterparties involved in the operation.

•Counterparty Alerts: There are financial, qualitative and market indicators that allow Cibest Corporate Group to establish damages to the credit quality of an issuer or counterparty.

e.Credit Quality Analysis - investment financial instruments:
In order to evaluate the credit quality of a counterparty or issuer (to determine a risk level or profile), Cibest Corporate Group relies on two rating systems: an external one and an internal one, both of which allow to identify a degree of risk differentiated by segment and country and to apply the policies that have been established for issuers or counterparties with different levels of risk, in order to limit the impact on liquidity and/or the income statement of Cibest Corporate Group.

External credit rating system is divided by the type of rating applied to each instrument or issuer; in this way the geographic location, the term and the type of instrument allow the assignment of a rating according to the methodology that each examining agency uses.
Internal credit rating system: the “ratings or risk profiles” scale is created with a range of levels that go from low risk to high risk (this can be reported in numerical or alphanumerical scales), where the rating model is sustained by the implementation and analysis of qualitative variables and objectives criteria, which according to the relative analysis of each variable, determine credit quality; in this way the internal credit rating system aims to establish adequate margin in decision-making regarding the management of financial instruments.
In accordance with the criteria and considerations specified in the internal rating allocation and external credit rating systems methodologies, the following schemes of relation can be established, according to credit quality given to each one of the qualification scales:
Low Risk: All investment grade positions (from AAA to BBB-), as well as those issuers that according to the information available (financial statements, relevant information, external ratings, CDS, among others) reflect adequate credit quality.
Medium Risk: All speculative grade positions (from BB+ to BB-), as well as those issuers that according to the available information (Financial statements, relevant information, external qualifications, CDS, among others) reflect weaknesses that could affect their financial situation in the medium term.
High Risk: All positions of speculative grade (from B+ to D), as well as those issuers that according to the information available (Financial statements, relevant information, external qualifications, CDS, among others) reflect a high probability of default of financial obligations or that already have failed to fulfill them.
Following the downgrade of the Republic of Colombia’s credit rating by Moody’s (Baa3), S&P, and Fitch (BB), we recorded a change in the risk classification. Consequently, positions in Colombian sovereign debt and exposures to Colombian issuers were reclassified to the mid‑risk category.
Unless otherwise noted, the analysis below for Cibest Corporate Group is based on a comparison with the financial information reported by Grupo Bancolombia for the year ended December 31, 2024. Additionally, as of year‑end December 2025, Banistmo is considered a discontinued operation; its portfolio is therefore reported under the ‘Assets Held for Sale’ category in the balance sheet. For further details, see Note 31 — Discontinued Operation.”

Credit Quality Analysis of Cibest Corporate Group:

Maximum Exposure to Credit Risk
In millions of COP
	Debt instruments		Equity		Other financial instruments(1)		Derivatives(2)
	2025	2024	2025	2024	2025	2024	2025	2024
Low Risk	6,753,154	29,130,380	415	363,198	—	1,712	630,738	834,821
Medium Risk	24,402,902	4,873,025	1,143,337	57,119	19,014	16,479	659,717	1,154
High Risk	1,683,992	2,580,107	15,026	677	—	2,966	1,794	7,086
Without Rating		-	304,844	590,316	11,271	13,228	16,495	86,437
Total	32,840,048	36,583,512	1,463,622	1,011,310	30,285	34,385	1,308,744	929,498
(1) Corresponds to SAFE "Simple Agreement for Future Equity".

(2) For derivatives transactions counterparty risk is disclosed as long as the valuation is positive.
•Financial credit quality of other financial instruments that are not in default nor impaired in value
Debt instruments: 100% of the debt instruments are not in default.
Equity: The positions do not represent significant risks.
Derivatives: 99.9% of the credit exposure does not present incidences of material default. The remaining percentage corresponds to default events at the end of the period.
•Maximum exposure level to the credit risk given:

Maximum Exposure to Credit Risk
In millions of COP
	Maximum Exposure		Collateral		Net Exposure
	2025	2024	2025	2024	2025	2024
Debt instruments	32,840,048	36,583,512	(2,529,186)	(1,669,011)	30,310,862	34,914,501
Derivatives	1,308,744	929,498	(726,801)	(589,098)	581,943	340,400
Equity	1,463,622	1,011,310	-	-	1,463,622	1,011,310
Other financial instruments	30,285	34,385	-	-	30,285	34,385
Total	35,642,699	38,558,705	(3,255,987)	(2,258,109)	32,386,712	36,300,596
Note: Derivative collateral received from counterparties, whose have their market value positive when consolidate all the portfolio derivaties of related ID, in December 2024 was COP 589,098 and in December 2025 was COP 726,801. In debt instruments, guarantees correspond to Repo, reverse repo, and securities lending trades
•Analysis of the maturity of other financial instruments past due but not impaired
–Debt instruments: Portfolio does not present past due nor impaired assets.
–Equity: Portfolio does not present impaired assets.
–Derivatives: The past due assets are not material.
•The information corresponding to the individual evaluation of impairment at the end of the period for other financial instruments, is detailed as follows:
Debt instruments

Maximum Exposure to Credit Risk
In millions of COP
	Exposure		Impairment		Final Exposure
	2025	2024	2025	2024	2025	2024
Fair Value	27,010,728	28,119,697	4,174	6,513	27,006,554	28,113,184
Amortized Cost	5,829,320	8,463,815	16,696	58,937	5,812,624	8,404,878
Total	32,840,048	36,583,512	20,870	65,450	32,819,177	36,518,062
Equity

Maximum Exposure to Credit Risk
In millions of COP
	Exposure		Impairment		Final Exposure
	2025	2024	2025	2024	2025	2024
Fair Value through profit or loss	1,136,645	537,213	-	-	1,136,645	537,213
Fair Value through OCI	326,977	474,097	-	-	326,977	474,097
Total	1,463,622	1,011,310	-	-	1,463,622	1,011,310

Collateral - investment financial instruments:
Level of collateral: respect to the type of asset or operation, a collateral level is determined according to the policies defined for each product and the market where the operation is carried out.
Assets held as collateral in organized markets: the only assets that can be received as collateral are those defined by the central counterparties, the stock market where the operation is negotiated, those assets that are settled separately in different contracts or documents, which can be managed by each organization and must comply with the investment policies defined by Cibest Corporate Group, taking into account the credit limit for each type of asset or operation received or delivered, which collateral received are the best credit quality and liquidity.
Assets received as bilateral collateral between counterparties: the collateral accepted in international OTC derivative operations is agreed on bilaterally in the Credit Support Annex (CSA)5 and with fulfillment in cash in dollars and managed by Citibank N.A.. This company acts on behalf of Bancolombia for making international margin calls and providing a better management of the collateral.
Collateral adjustments for margin agreements: the adjustments will be determined by the criteria applied by both the external and internal regulations in effect, and at the same time, mitigation standards are maintained so that the operation fulfills the liquidity and solidity criteria for settlement. Among the main characteristics by product or market, we have:
–With respect to the derivative operations, these are carried out daily, with threshold levels of zero for the majority of counterparties, which reduces the exposure to a term that does not exceed 10 days, according to Basel.
–For buy-sell backs, repos and other securities financing transactions, daily monitoring is done in order to establish the need to adjust the collateral in such a way that these are applied in as little time as possible, according to the contracts or market conditions.
–For all international counterparties, margin agreements that limit exposure to the maximum and with a daily adjustment period are celebrated. These margin agreements are celebrated under ISDA(International Swaps and Derivatives Association)6 and GMRA (Global Master Repurchase Agreement)7 both for OTC derivatives and securities financing transactions.
–For every local counterparty, the local framework agreement is signed (agreement developed by the industry) and the mitigating actions to apply in each operation are agreed upon, whether for margin agreements, re-couponing, early termination, among others.
–For repos, buy-sell backs and other securities financing transactions, these are agreed upon by organized markets that in general implicate complying with haircut or additional collateral rules.
–The central counterparty carries out daily control and monitoring processes in order to comply with the rules imposed by these organizations in such a way that we are always making daily adjustments at the demanded collateral level.
5 A Credit Support Annex (CSA) provides credit protection by setting forth the rules governing the mutual posting of collateral. CSAs are used in documenting collateral arrangements between two parties that trade privately negotiated (over-the-counter) derivative securities. The trade is documented under a standard contract called a master agreement, developed by the International Swaps and Derivatives Association (ISDA).
Privately negotiated (over-the-counter) derivative securities. The trade is documented under a standard contract called a master agreement, developed by the International Swaps and Derivatives Association (ISDA).
6 ISDA: Organization of participants in the OTC derivatives markets. Its main objective is to establish a reference framework through standard contracts for OTC derivatives trading.
7 GMRA: It is a model legal agreement designed for parties transacting repos and is published by the International Capital Market Association (ICMA).

•Level of collateral held:

Maximum Exposure to Credit Risk
In millions of COP
	Collateral(1)		Main type of collateral
	2025	2024	2025	2024
Debt Instruments	(2,529,186)	(1,669,011)	Government bonds (TES)	Government bonds (TES)
Derivatives	(726,801)	(589,098)	Cash	Cash
Equity
Other financial instruments
Total	(3,255,987)	(2,258,109)

f.Credit risk concentration - other financial instruments:
According to the regulations, Cibest Corporate Group must control on a daily basis the risk of positions of Cibest Corporate Group’s companies where the same issuer or counterparty stands, below the legal limits.

By the same way, the positions of Cibest Corporate Group are verified in respect of the authorized risk levels in each country in order to guarantee the alerts and positions limits, that are considered outside of Cibest Corporate Group´s risk appetite.

	Debt instruments		Equity		Other financial instruments(1)		Derivatives(2)
	2025	2024	2025	2024	2025	2024	2025	2024
Sector Concentration
Corporate	2,057,336	4,764,748	317,999	337,332	14,042	16,479	596,340	362,568
Financial	6,618,843	5,612,993	238,252	252,731	16,243	17,906	687,706	317,722
Government	24,163,869	26,201,390	-	-	-	-	831	829
Funds ETF	—	4,381	907,371	421,247			23,867	248,379
Total	32,840,048	36,583,512	1,463,622	1,011,310	30,285	34,385	1,308,744	929,498
Concentration by Region
North America	6,029,251	6,109,348	308	273	-	-	361,077	132,870
Latam	26,750,363	30,441,888	543,118	706,437	30,285	34,385	663,594	426,424
Europe	60,434	32,276	3,908	3,908	-	—	269,673	147,533
Others (Includes Funds and ETF)	-	—	916,288	300,692	-	-	14,400	222,671
Total	32,840,048	36,583,512	1,463,622	1,011,310	30,285	34,385	1,308,744	929,498
(1) Corresponds to SAFE "Simple Agreement for Future Equity".
(2) For derivatives transactions counterparty risk is disclosed as long as the valuation is positive.

Risk exposure by credit rating

Maximum Exposure to Credit Risk
In millions of COP
Rating scale (1)	Investment Financial instruments
	2025	2024
Sovereign Risk	15,380,169	14,487,622
AAA	2,247,310	10,113,581
AA+	3,618,196	4,714,501
AA	27,534	770,266
AA-	187,873	68,124
A+	165,838	906,847
A	371,477	465,978
A-	254,259	352,619
BBB+	10,914	587,802
BBB	115,728	221,092
BBB-	385,178	219,676
BB+	10,531,642	2,824,168
BB	219,486	1,674,226
BB-	93,672	347,253
Other	1,700,813	114,969
Not rated	332,610	689,981
Total	35,642,699	38,558,705
(1) Internal homologation
As of December 31, 2025, Cibest Corporate Group’s positions are not in excess of the concentration limit, according to the applicable laws.

Market risk
Market risk refers to the possibility of incurring losses in the treasury book as a result of changes in stock prices, interest rates, exchange rates, and other indicators whose values are set in a public market. It also refers to the probability of unexpected changes in net interest income and economic equity value as a result of a change in market interest rates.
Activities through which market risks are assumed are divided into:
■Trading: Includes purchase - sale and positioning mainly in fixed income securities, equities, currencies and derivatives, as well as the financial services provided to customers, such as brokerage. Trading instruments are recorded in the treasury book and are managed by the Treasury Division which is also responsible for the aggregated management of exchange rate exposures arising from the banking book and treasury book.
Market risk can also arise from the crypto market fluctuations that affect our crypto assets portafolio held in reserve to facilitate our clients activities of Wenia, our digital asset company in Bermudas, which is the only company in Cibest Corporate Group authorized to take this kind of assets, according to our internal policies.

■Balance sheet management: Includes Cibest Corporate Group's assets and liabilities that are not part of the treasury and those operations intended to cover the banking book. The Assets Liability Management Division is responsible for the balance sheet management, preserving the stability of the financial margin and the economic value of equity, maintaining adequate levels of liquidity and solvency. Cibest Corporate Group holds instruments not intended for trading, such as loans, time deposits, checking accounts, and savings accounts, which are recorded in the banking ledger.

At Cibest Corporate Group, market risks are identified, measured, monitored, controlled, and communicated in order to make timely decisions for their adequate mitigation and to generate greater added value for shareholders.

The guidelines, policies, and methodologies for market risk management are approved by the Board of Directors, thus ensuring consistency and unity in risk appetite among the entities of Cibest Corporate Group. There are local market risk and liquidity areas that incorporate corporate guidelines and methodologies into internal policies. The Board of Directors and Senior Management of Cibest Corporate Group have formalized the policies, procedures, strategies, and rules for market risk management in the Market Risk Manuals. These manuals define the responsibilities within the areas of each of Cibest Corporate Corporate Group's entities, as well as their interaction, with the aim of ensuring adequate market risk management.

The separate functions between the business areas and the risk areas responsible for the identification, measurement, analysis, control, and reporting of market risks provide sufficient independence and autonomy for their adequate control. The independent control function is complemented by periodic reviews carried out by Internal Audit.
The Corporate Market and Liquidity Risk Department of Cibest Corporate Group is responsible for: (a) identifying, measuring, monitoring, analyzing, and controlling the market risk inherent in Cibest Corporate Group's business activities, (b) analyzing Cibest Corporate Group's exposure under stress scenarios and ensuring compliance with the policies established for such measurement, (c) designing methodologies for the valuation at market prices of certain financial instruments, (d) reporting to Senior Management and the Board of Directors any breach of the policies defined in relation to Cibest Corporate Group's risk management, (e) reporting to Senior Management, on a daily basis, the levels of market risk exposure of the portfolio of instruments recorded in the Treasury Book, and (f) propose policies to the Board of Directors and Senior Management that allow for the proper management of market risk. Likewise, Cibest Corporate Group has implemented an approval process for new products, which was designed to ensure that each area of Cibest Corporate Group is prepared to incorporate the new product into its procedures, that all risks are considered, and that the respective approvals from the Board of Directors and Senior Management are obtained prior to trading the product.

The Value at Risk methodologies are used to measure, manage, and control market risks in the trading activities of Cibest Corporate Group: the standard methodology established by the SFC and the internal methodology based on weighted historical simulation. The standard methodology established by Chapter XXXI of the SFC's CBCF is based on the model recommended by the 2005 Basel Committee's Amendment to the Capital Accord to Incorporate Market Risk, which is included in the estimate of the Cibest Consolidated Group's solvency ratio. The internal historical simulation methodology uses a confidence level of 99%, a holding period of 10 days, and a time window of one year or 250 daily data points, obtained historically from the VaR calculation reference date. For digital assets, the internal methodology uses a multivariate model from the GARCH family, with a holding period of one day and a data window of four years. The standard methodology is used to report market risk exposure to the SFC and also to measure the capital requirements of Cibest Corporate Group. Therefore, the analysis included below is based on the information obtained from this model.

The hierarchical structure of VaR limits for trading activities is sufficient to effectively control the various types of market risk factors to which exposure is maintained. It ensures that market risk is not concentrated in certain asset classes and maximizes the diversification effect of the portfolio. These limits are defined by companies, products, or risk-taking responsibilities. Most of the limits are maximum VaR values to which a particular portfolio may be exposed; however, loss alerts, stop losses, and sensitivity limits are also managed, especially in derivative portfolios. The limits are approved by the Board of Directors, taking into account the size of the assets, the complexity and volatility of the markets, and the risk appetite. They are monitored daily, and any excesses or breaches are reported to the Board of Directors and the Risk Committee.
In order to capture tail risk, the Expected Shortfall is estimated at a 97.5% confidence level, which corresponds to the expected value of losses that are equal to or exceed the Value at Risk (VaR). In addition, extreme scenario analyses or stress tests are performed to estimate potential losses that occur with low frequency but remain plausible, either by replicating historical crisis events or by simulating hypothetical scenarios. Model validation exercises, including backtesting, are also conducted to assess the accuracy of loss forecasts relative to actual outcomes, leading to model adjustments when necessary.
As part of the market risk control and monitoring processes, daily and monthly reports are prepared, which include an analysis of risk measures and enable monitoring of market risk exposure levels and the legal and internal limits established for each level of the Organization. These reports are used as input for decision-making in the various committees and bodies of Cibest Corporate Group.

For the management and control of market risk in strategies other than trading, Cibest Corporate Group uses a comprehensive approach, with a short-term view, measuring the sensitivity of net interest margin over a one-year horizon, and a long-term view, estimating the impact on economic equity value through different scenarios. In addition, alerts are defined for monitoring and controlling the interest rate risk exposure of the banking book positions, which are reported periodically to senior management.

Market risk management for banking book positions is carried out in a decentralized and independent manner at each of Cibest Corporate Group's banking entities by the Asset and Liability Management departments within the Finance area.

Market Risk and banking book's interest rate risk management

The following section describes the market risks to which Cibest Corporate Group is exposed and the tools and methodologies used to measure these risks as of December 31, 2025. Cibest Corporate Group is exposed to market risk and banking book interest rate risk as a result of its lending activities, trading of financial instruments, and general investment operations.

Cibest Corporate Group uses VaR calculation to limit its exposure to the market risk of its Treasury Book. The Board of Directors is responsible for establishing the maximum VaR based on its assessment of the appropriate level of risk assumed across each of Cibest Corporate Group’s entities. The Risks Committee is responsible for establishing the maximum VaR for each company and the Propietary Trading Risks Committee is responsible for establishing the maximum VaR by type of investment. These limits are supervised on a daily basis by the Market Risk Management Office.

For the management of the interest rate risk of the banking book, Cibest Corporate Group estimates the impact of changes in market rates on the net interest income and the economic value of equity. In addition, the foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

A.Measurement of market risk of trading instruments
Cibest Corporate Group currently measures the treasury book exposure to market risk (including OTC derivatives positions) as well as the currency risk exposure of the banking book, which is provided to the Treasury Division, using a VaR methodology established in accordance with “Chapter XXXI of the Basic Accounting Circular”, issued by the SFC.

The VaR methodology established by “Chapter XXXI of the Basic Accounting Circular” is based on the model recommended by the Amendment to the Capital Accord to Incorporate Market Risks of Basel Committee, which focuses on the treasury book and excludes investments classified as amortized cost which are not being given as collateral and any other investment that comprises the banking book, such as non-trading positions excluding the currency risk position stemming from investment in affiliated but not consolidated entities denominated in foreign currencies. In addition, the methodology aggregates all risks by the use of correlations, through an allocation system based on defined zones and bands, affected by given sensitivity factors.
The total market risk for CibestCorporate Group is calculated by the arithmetical aggregation of the VaR calculated for each subsidiary.

For purposes of VaR calculations, a risk exposure category is any market variable that is able to influence potential changes in the portfolio value. Taking into account a given risk exposure, the VaR model assesses the maximum loss not exceeded, over a given period of time. The fluctuations in the portfolio’s VaR depend on volatility, modified duration and positions changes relating to the different instruments that are subject to market risk.
The relevant risk exposure categories for which VaR is computed by Cibest Corporate Group according to “Chapter XXXI, Appendix VI of the Basic Accounting Circular” are: (i) interest rate risks relating to local currency, foreign currency and UVR; (ii) currency risk; (iii) stock price risk; (iv) fund risk. and (v) credit default swaps risk.

•Interest Rate Risk (Treasury Book)
The interest rate risk is the probability of decrease in the market value of the position due to fluctuations in market interest rates. Cibest Corporate Group calculates the interest rate risk for positions in local currency, foreign currency and UVR separately; in accordance with Chapter XXXI of the Basic Accounting Circular issued by the SFC.

In the first instance, the interest rate risk exposure is determined by the sensitivity calculation for the net position of each instrument. This sensitivity is calculated as the net present value (NPV) of each instrument, its corresponding modified duration and the estimated variation of interest rates. The possible variations in the interest rates are established by the SFC according to the historical behavior of these variables in the markets, and they are a function of the duration and currency, as seen in the following table:

		Modified Duration		Changes in Interest Rates (bps)
Zone	Band	Lower Limit	Upper Limit	Legal Currency	UVR	Foreign Currency
	1	0	0.08	274	274	100
Zone 1	2	0.08	0.25	268	274	100
	3	0.25	0.5	259	274	100
	4	0.5	1	233	274	100
	5	1	1.9	222	250	90
Zone 2	6	1.9	2.8	222	250	80
	7	2.8	3.6	211	220	75
	8	3.6	4.3	211	220	75
	9	4.3	5.7	172	200	70
	10	5.7	7.3	162	170	65
Zone 3	11	7.3	9.3	162	170	60
	12	9.3	10.6	162	170	60
	13	10.6	12	162	170	60
	14	12	20	162	170	60
	15	20		162	170	60
Once the sensitivity factor is calculated for each position, the modified duration is then used to classify each position within its corresponding band. A net sensitivity is then calculated for each band, by determining the difference between the sum of all long-positions and the sum of all short-positions. Then a net position is calculated for each zone (which consists of a series of bands) determined by the SFC. The final step is to make adjustments within each band, across bands and within each zone, which results in a final number that is the interest rate risk VaR by currency. Each adjustment is performed following the guidelines established by the SFC.
Cibest Corporate Group’s exposure to interest risk primarily arises from investments in Colombian government’s treasury bonds (TES) and other Colombian government securities.

•Currency (Treasury and Banking Book), Equity (Treasury Book) and Fund (Treasury Book) Risk
The VaR model uses a sensitivity factor to calculate the probability of loss due to fluctuations in the price of stocks, funds and currencies in which Cibest Corporate Group maintains a position. As previously indicated, the methodology used in these financial statements to measure such risk consists of computing VaR, which is derived by multiplying the position by the maximum probable variation in the price of such positions (“∆p”). The (“∆p”) is determined by the SFC, as shown in the following table:

Currency	Sensitivity Factor
United States Dollar	12.49%
Euro	11.00%
Other currencies	13.02%
Equity and Fund Risk	14.70%

Interest rate fluctuations and the sensitivity of exchange rate risk, share prices, and collective portfolios used in the model are established by the SFC in accordance with historical market behavior.
•Total Market Risk VaR
The total market risk exposure of Cibet Corporate Group is calculated as the algebraic sum of exposures to interest rate risk, the currency risk, the equity risk, fund risk and the credit default swaps risk, which, in turn, are calculated as the algebraic sum of exposures to these types of risk for each of the entities that make up the Group. Currently, Cibest Corporate Group has no exposure to credit default swap risk.

Our exposure to market risk decreased by 28.5%, from COP 1,697,566 in December 2024 to COP 1,213,155 in December 2025. There was a notable decrease in the exchange rate factor due to lower exposure to the U.S. dollar, driven by lower exposure to foreign currency securities. Meanwhile, the share price factor increased due to greater exposure to equity instruments, as did the collective portfolio factor, which also increased due to the valuation of the Fondo Inmobiliario Colombia.

The total variation in market risk, as well as the variation of its components, is shown below:

December 2025
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	534,919	552,803	499,712	524,034
Foreign Exchange Rate Risk VaR	182,077	282,154	751,796	79,062
Equity Risk VaR	407,177	380,326	367,615	375,015
Fund Risk VaR	88,982	51,683	35,781	36,608
Total Value at Risk	1,213,155	1,266,967

December 2024
In millions of COP
Factor	December 31	Average	Maximum	Minimum
Interest Rate Risk VaR	540,397	507,425	586,194	433,465
Foreign Exchange Rate Risk VaR	764,920	554,900	764,920	364,421
Equity Risk VaR	360,287	351,134	360,287	340,363
Fund Risk VaR	31,962	25,653	31,962	18,005
Total Value at Risk	1,697,566	1,439,112
*As of December 31, 2024, the proprietary currency portfolio of Wenia amounted to - USD 74.3 thousand, with a Value at Risk (VaR) of USD 3.8 thousand. The VaR was calculated using an internal methodology based on a Dinamic Conditional Correlation (DCC) GARCH model, with a one-day time horizon and a 99% of confidence level.

•Assumptions and Limitations of VaR Models
Although Value at Risk (VaR) models are widely recognized tools for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market behavior. Consequently, VaR models should not be considered predictive of future outcomes. In this regard, an institution may incur losses that exceed the values indicated by the models over a given day or time horizon, as VaR models do not estimate the maximum possible loss. Accordingly, the results produced by these models and their interpretation are subject to the expertise and sound judgment of the individuals involved in Cibest Corporate Group’s risk management process.

•Cibest Corporate Group’s results could adversely affected with high inflation rate

High level of inflation increases interest rates and reduces the market value of Cibest Corporate Group´s debt instruments and increases the market risk in general. Inflation also impacts the real interest rate. When the inflation rate is higher than the nominal interest rate, negative real interest rates discourage saving and the greater variability increases uncertainty and risk, not only in the loan market but also in the stock market.

B. Non-trading instruments market risk measurement
The banking book’s relevant risk exposure is interest rate risk, which is the probability of unexpected changes in net interest income or in the economic value of equity as a result of a change in market interest rates. Changes in interest rates affect Cibest Corporate Group’s earnings because of timing differences on the repricing of the assets and liabilities. Cibest Corporate Group manages the interest rate risk arising from banking activities in non-trading instruments by analyzing the interest rate mismatches between its interest earning assets and its interest bearing liabilities, and estimates the impact on the net interest income and the economic value of equity. The foreign currency exchange rate exposures arising from the banking book are provided to the Treasury Division where these positions are aggregated and managed.

•Interest Risk Exposure (Banking Book)
Cibest Corporate Group has performed a sensitivity analysis of market risk sensitive instruments estimating the impact on the net interest income of each position in the Banking Book, using a repricing model and assuming positive parallel shifts of 100 basis points (bps).

The table 1 provides information about Cibest Corporate Group’s interest rate sensitivity for the statement of financial position items comprising the Banking Book.

Table 1. Sensitivity to Interest Rate Risk of the Banking Book
The chart below provides information about Cibest Corporate Group’s interest rate risk sensitivity in local currency (COP) at December 31, 2025 and December 31, 2024:

	December 31, 2025	December 31, 2024
In millions of COP
Assets sensitivity 100 bps	1,314,604	1,262,776
Liabilities sensitivity 100 bps	870,619	915,528
Net interest income sensitivity 100 bps	443,985	347,248
The chart below provides information about Cibest Corporate Group’s interest rate risk sensitivity in foreign currency (US dollars) at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
In millions of USD
Assets sensitivity 100 bps	95,344	76,219
Liabilities sensitivity 100 bps	110,682	83,051
Net interest income sensitivity 100 bps	(15,337)	(6,832)
A positive net sensitivity denotes a higher sensitivity of assets than of liabilities and implies that a rise in interest rates will positively affect Cibest Corporate Group´s net interest income. A negative sensitivity denotes a higher sensitivity of liabilities than of assets and implies that a rise in interest rates will negatively affect Cibest Corporate Group´s net interest income. In the event of a decrease in interest rates, the impacts on net interest income would be opposite to those described above.

Total Exposure:
As of December 31, 2025, the net sensitivity of the banking book in legal currency to positive and parallel variations in interest rates of 100 basis points was COP 443,985. The variation in interest rate risk sensitivity between 2025 and 2024 is due to the increase in the portfolio balance and accounting hedges.
On the other hand, the sensitivity of the net interest margin in foreign currency, assuming a parallel shift of 100 basis points, amounted to USD 15,337. This represents an increase compared to December 31, 2024, primarily driven by higher balances in rate‑sensitive deposit accounts and certificates of deposit.

•Assumptions and Limitations
Net interest income sensitivity analysis is based on the repricing model and considers the following key assumptions: (a) the effect of new transactions, defaults, etc. is not considered (b) the sensitivity of the fixed-rate balance sheet considers amounts maturing in less than one year, assuming that these will be placed again at market rates; and (c) changes in interest rates are presented immediately and in parallel in the yield curves for assets and liabilities.

•Structural equity risk exposure (Banking Book)
Cibest Corporate Group, Investment Banking, in its capacity as a Financial Corporation, holds structural capital investments directly and through its affiliated companies. These investments are mainly concentrated in the industrial and financial sectors. The market value of these positions showed a positive variation of 25.5%, going from COP 36,226 million at the end of 2024 to COP 45,460 at the end of 2025, mainly as a result of the appreciation of ENKA's shares.

When considering a negative impact of 14.70% on the value of structural equities as of December 2025, there would be a depreciation of COP 6,683.

Table 2. Sensitivity to equity price risk.
The structural equity positions are exposed to market risk. Sensitivity calculations are made for those positions:

	As of December 31,
	2025	2024
	In millions of COP
Market Value	45,460	36,226
Delta	14.70%	14.70%
Sensitivity	6,683	5,325
Considering a negative impact of 14.70% on the value of structural shares as of December 2025, there would be a devaluation of COP 6,683 million.
Liquidity risk
Liquidity risk is defined as the inability to fully and timely meet payment obligations as they fall due, as a result of insufficient liquid resources and/or the need to incur excessively high funding costs.
At Cibest Corporate Group, liquidity prevails over any objective of growth or revenue. Managing liquidity has always been a fundamental pillar of its business strategy, together with capital, in supporting its statement of financial position.

Cibest Corporate Group’s liquidity management model promotes the autonomy of subsidiaries, which must be self-sufficient in their structural funding. Each subsidiary is responsible for meeting the liquidity needs of its current and future activity, within a framework of management coordination at Cibest Corporate Group level. The metrics used to control liquidity risk are developed based on common and homogeneous concepts, but analysis and adaptation are made by each subsidiary.

In line with best governance practices, Cibest Corporate Group has established a clear division of function between executing liquidity management, responsibility of the Asset and Liability Division, and their monitoring and control, responsibility of the Market and Liquidity Risks Management Office.

The different authorities of senior management define the policies and guidelines for managing liquidity risk. These authorities are the Board of Directors, the Risk Committee, and senior management of the Parent Company, which set the risk appetite and define the financial strategy. The ALCO committees (Asset and liability committee) define the objective positioning of liquidity and the strategies that ensure the funding needs derived from businesses. The ALM division (Asset and liability management) and the Market and Liquidity Risks Management Office support the mentioned committees, which elaborate analysis and management proposals, and control compliance with the limits established.
The Corporate Risk Vice Presidency, through the Market and Liquidity Risk areas, is responsible for proposing the minimum amount of the liquidity reserve, the policies of the liquidity portfolio, defining premises and metrics in order to model the behaviour of the cash flows, proposing and monitoring liquidity limits in line with Cibest Corporate Group's risk appetite, simulating stress scenarios, evaluating and reporting the risks inherent to new products and operations; and submitting the reports required by the internal authorities for decision-making, as well as by regulators. All of the above activities are verified and evaluated by the Internal Audit.

The measures to control liquidity risk include maintaining a portfolio of highly liquid assets, and the definition of triggers and liquidity limits, which allow for proactive assessment of Cibest Corporate Group's level of exposure.

The methodologies used to control liquidity risk include the liquidity gaps and stress scenarios. The liquidity gaps measure the mismatches of assets, liabilities and off-balance sheet position´s cash flows, separately for local currency and foreign currency. Regulatory metrics are also applied, in which the contractual maturities are used; and internal models in which the cash flows are adjusted by different ratios, to reflect a more accurate behaviour.
Periodically, a validation of the policies, limits, processes, methodologies and tools to evaluate liquidity risk exposure is performed, in order to establish its pertinence and functionality, and to carry out the necessary adjustments. The Market and Liquidity Risks Management Office elaborate reports daily, weekly and monthly basis in order to monitor the exposure levels and the limits and triggers set up, and to support the decision-making process.
Each subsidiary has its own liquidity contingency plan, which is tested annually. These contingency plans are aimed at optimizing the use of different funding sources.
Liquidity risk management
Cibest Corporate Group’s Board of Directors sets the strategy for managing liquidity risk and delegates responsibility for oversight of the implementation of this policy to the ALCO committee, which approve the liquidity policies and procedures of each entity. Treasury, in turn, manages the day to day liquidity position and reviews daily liquidity reports.

Periodically, a summarized report is submitted to the Risk Committee and the GAP Committees, including all exceptions identified and the corrective measures adopted.

a.Liquidity risk exposure:
In order to estimate liquidity risk, Cibest Corporate Group measures a liquidity coverage ratio to ensure holding liquid assets sufficient to cover potential net cash outflows over 30 days. This indicator allows Cibest Corporate Group to meet liquidity coverage for the next month. The liquidity coverage ratio is presented as follows:

Liquidity Coverage Ratio	December 31, 2025	December 31, 2024
Net cash outflows into 30 days	25,449,163	23,887,074
Liquid Assets	62,298,492	59,617,839
Liquidity coverage ratio(1)	244.80%	249.58%
(1) The minimum level required of the liquidity coverage ratio by the legal norm is 100%.

The coverage ratio showed a decrease, moving from 249.58% in December 2024 to 244.8% in December 2025. This variation is mainly explained by an increase in the 30‑day liquidity requirement, primarily due to the maturity of CDTs, obligations from derivative transactions, and bank loans in Colombia.

b.Liquid Assets
One of the main guidelines of Cibest Corporate Group is to maintain a solid liquidity position, therefore, the ALCO Committee, has established a minimum level of liquid assets, calculated based on liquidity requirements, in order to ensure the proper conduct of banking and financial services activities such as loan origination and deposit withdrawals while protecting capital and taking advantage of market opportunities.

The following table shows the liquid assets held by Cibest Corporate Group:

Liquid Assets(1)	December 31, 2025	December 31, 2024
High quality liquid assets(2)
Cash	26,625,173	27,931,834
High quality liquid securities	25,531,243	24,862,860
Other Liquid Assets
Other securities(3)	10,142,076	6,823,145
Total Liquid Assets	62,298,492	59,617,839
(1)Cash and those liquid assets received by the Central Bank for its operations expansion and monetary contraction are the assets with highest liquidity. Liquid assets are adjusted by a haircut. The following are considered as liquid assets: cash, repos held for trading and investments held for trading in listed shares in Colombia’s stock exchange, in investment funds units or in other trading debt instruments.
(2) High-quality liquid assets: cash and shares that are eligible to be reportable or repo operations, in addition to those liquid assets that the Central Bank receives for its monetary expansion and contraction operations described in paragraph 3.1.1 of the Foreign Regulatory Circular DODM-142 of the Bank of the Republic.
(3) Other Securities: Securities issued by financial and corporate entities.

c.Contractual maturities of financial assets
The tables below set out the remaining contractual maturities of principal and interest balances of Cibest Corporate Group’s financial assets:

Contractual maturities of financial assets December 31, 2025

Financial Assets	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	24,625,309
Interbank borrowings - Repurchase agreements	9,596,081	465,662
Financial assets investments	3,192,341	25,014,014	10,270,300	5,093,609	2,781,776
Loans and advances to customers	16,362,824	98,293,420	108,624,480	64,191,216	120,638,340
Derivative financial instruments	72,577,065	9,762,318	2,851,659	1,666,495	1,207,055
Total financial assets	126,353,620	133,535,414	121,746,439	70,951,319	124,627,171
Contractual maturities of financial assets December 31, 2024

Financial Assets	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Cash and balances with central bank	24,881,536	-	-	-	-
Interbank borrowings - Repurchase agreements	7,815,791	146,772	-	-	-
Financial assets investments	2,303,523	13,929,810	13,318,529	5,257,338	7,910,771
Loans and advances to customers	13,067,571	102,476,191	106,645,598	61,320,760	113,075,471
Derivative financial instruments	8,858,966	5,306,353	2,288,557	757,393	847,796
Total financial assets	56,927,387	121,859,126	122,252,684	67,335,491	121,834,038
d.Contractual maturities of financial liabilities
Below are the contractual maturities of principal and interest of the liabilities:

Contractual maturities of financial liabilities December 31, 2025:

Financial Liabilities	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	174,901,209
Time deposits from customers	23,783,630	69,380,898	10,062,892	6,665,040	11,764,550
Interbank deposits-Repurchase agreements	940,817	390,690	—
Borrowings from other financial institutions	928,935	8,296,960	6,639,834	1,330,886	3,347,493
Debt securities in issue	683,998	2,584,102	5,011,604	3,965,631	699,430
Preferred Shares		—	—	—	583,477
Derivative financial instruments	71,016,919	10,059,979	2,938,120	1,843,291	2,310,372
Total financial liabilities	272,255,508	90,712,629	24,652,450	13,804,847	18,705,321
Contractual maturities of financial liabilities December 31, 2024:

Financial Liabilities	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
Demand deposit from customers	162,015,643	-	-	-	-
Time deposits from customers	16,673,292	64,079,401	16,502,005	5,879,599	17,667,549
Interbank deposits-Repurchase agreements	1,801,163	46,538	-	-	-
Borrowings from other financial institutions	381,534	8,811,727	3,537,113	1,815,062	2,013,978
Debt securities in issue	56,666	1,698,794	6,917,904	1,131,868	5,846,266
Preferred Shares	—	57,701	115,403	115,403	295,697
Derivative financial instruments	8,644,300	5,100,947	2,152,992	777,663	766,037
Total financial liabilities	189,572,598	79,795,108	29,225,417	9,719,595	26,589,527
The expected cash flows for some financial assets and liabilities may vary significantly from their contractual maturity. The main differences are the following:
•Demand deposit accounts have historically exhibited a tendency to maintain stable balances and to grow over time.
•Although the mortgage loan portfolio has contractual maturities of 15, 20, and 30 years, its average life is shorter than these contractual terms.
e.Financial guarantees
The following are the financial guarantees:

December 31, 2025	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	759,832	3,860,361	1,249,931	632,287	52,414

December 31, 2024	0 – 30 days	31 days – 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years
In millions of COP
Financial guarantees	744,077	6,535,071	2,135,249	60,876	669,028